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TABLE OF CONTENTS 2

Filed Pursuant to General Instruction II.L of Form F-10.
File No. 333-221875

The information in this preliminary prospectus supplement and the accompanying base shelf prospectus is not complete and may be changed This preliminary prospectus supplement and the accompanying base shelf prospectus are not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 18, 2018

PRELIMINARY PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JANUARY 16, 2018

New Issue and Secondary Offering	June 18, 2018

The Stars Group Inc.

US$    •

21,000,000 Common Shares

This prospectus supplement (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated January 16, 2018 (the "Prospectus"), qualifies the distribution (the "Offering") of common shares (the "Common Shares") in the share capital of The Stars Group Inc. (The Stars Group Inc. and its subsidiaries, "we", "us", "our", "The Stars Group" or the "Company", unless the context otherwise requires) at a price of US$    •    per Common Share (the "Offering Price"). An aggregate of 21,000,000 Common Shares are being distributed under this Prospectus Supplement. The Offering consists of a treasury offering by us of 15,000,000 Common Shares (the "Treasury Shares") and a secondary offering by the Selling Shareholders (as defined herein) of an aggregate of 6,000,000 Common Shares (the "Secondary Shares", and together with the Treasury Shares, the "Offered Shares"). The Company will use the net proceeds of the Offering of Treasury Shares as described in this Prospectus Supplement. See "Use of Proceeds". We will not receive any proceeds from the sale of Secondary Shares by the Selling Shareholders. See "The Selling Shareholders". All expenses incurred in connection with the preparation and filing of this Prospectus Supplement will be paid by the Company.

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of a registration statement on Form F-10 (the "Registration Statement") filed with the United States Securities and Exchange Commission (the "SEC").

On April 21, 2018, The Stars Group entered into a sale and purchase deed (the "Acquisition Agreement") to acquire Cyan Blue Topco Limited and its subsidiaries, carrying on business as Sky Betting & Gaming ("SBG"), from Cyan Blue JerseyCo Limited (the holding vehicle for investment funds and vehicles advised by affiliates of CVC Capital Partners Limited) ("Cyan"), Sky UK Limited (a subsidiary of Sky plc together with its subsidiaries, "Sky"), Cyan Blue Manco Limited, the holding vehicle for employees of SBG ("Manco") and 12 individual management shareholders (the "Acquisition"). Under the terms of the Acquisition Agreement and based on the closing price of the Common Shares on April 20, 2018, the Acquisition has an enterprise value of approximately US$4.7 billion, of which US$3.6 billion is payable in cash and the remainder is payable in loan notes which will be immediately exchanged into an aggregate of 37,934,054 newly-issued Common Shares (the "Consideration Shares"), subject to adjustment in accordance with the terms of the Acquisition Agreement. See "Recent Developments—The Transactions", "The Acquisition" and "Business of Sky Betting & Gaming".

We intend to use the net proceeds of the Offering of Treasury Shares, together with borrowings under the Senior Facilities (as defined herein), the net proceeds from the Notes Offering (as defined herein) and cash on hand to fund the Acquisition and to pay related fees and expenses. In addition, we intend to use a portion of the borrowings under the Senior Facilities together with a portion of the net proceeds from the Notes Offering (or, if applicable, the Senior Unsecured Bridge Facility (as defined herein)) to repay all of SBG's outstanding indebtedness excluding certain payments in respect of swap obligations and to repay certain SBG shareholder loans, as well as to refinance certain of our outstanding indebtedness. See "The Acquisition—Financing the Acquisition", "Use of Proceeds" and "Consolidated Capitalization". This Offering is not contingent on completion of the Acquisition. If the Acquisition is not completed, we intend to use the net proceeds from this Offering for general corporate purposes, as described under "Use of Proceeds".

We will not receive any proceeds from the sale of Secondary Shares by the Selling Shareholders. After giving effect to the sale of the Secondary Shares in the Offering but before the exercise of the Over-Allotment Option, as of the anticipated closing date of the Offering, the Selling Shareholders together with certain of their affiliates will collectively beneficially own approximately 28.3 million Common Shares on an as-converted basis. See "The Selling Shareholders".

Our Common Shares are listed and admitted for trading on the Toronto Stock Exchange ("TSX") under the symbol "TSGI" and on The NASDAQ Stock Market LLC ("NASDAQ") under the symbol "TSG". On June 15, 2018, the closing prices of the Common Shares on TSX and NASDAQ were CDN$49.76 and US$37.80, respectively. The Company has applied to list the Treasury Shares distributed under this Prospectus Supplement on TSX. Listing will be subject to the Company fulfilling all of the listing requirements of TSX. The Company has also filed a listing of additional shares notification form with NASDAQ.

Price: US$    •    per Offered Share

	Price to the Public(1)	Underwriters' Discounts and Commissions(2)	Net Proceeds to the Company(3)	Net Proceeds to the Selling Shareholders
Per Offered Share	US$•	US$•	US$•	US$•
Total Offering(4)	US$•	US$•	US$•	US$•

Notes:

(1)
The price of the Offered Shares was determined by negotiation among the Company, the Selling Shareholders and the Underwriters (as defined herein), with reference to the then-current market price of the Common Shares.

(2)
The total Underwriters' discounts and commissions for the Offering will be paid proportionately by the Company and each of the Selling Shareholders based on the respective number of Offered Shares sold by each pursuant to the Offering.

(3)
Before deducting the expenses of the Offering, estimated to be approximately US$    •    , which, together with the underwriters' discounts and commissions payable by us in respect of the Treasury Shares, will be paid for by us out of the gross proceeds of the offering of Treasury Shares. In accordance with the terms and conditions of the registration rights agreement entered into as of August 1, 2014 among the Company and the holders listed in Schedule A to that agreement (the "Registration Rights Agreement"), the Company will pay the expenses associated with the offering of the Secondary Shares, other than underwriting discounts and commissions. See "Plan of Distribution".

(4)
The Selling Shareholders and the Company have granted to the Underwriters an option, exercisable for 30 days from the Closing Date (as defined herein), to purchase up to 2,500,000 and 650,000 additional Common Shares, respectively (representing 11.9% and 3.1% of the total number of shares offered hereunder) at the public offering price listed above, less underwriting discounts and commissions. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the initial offering of the Common Shares offered by this Prospectus Supplement (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Discounts and Commissions", "Net Proceeds to the Company" and "Net Proceeds to the Selling Shareholders" will be US$    •    , US$    •    , US$    •    and US$    •    , respectively. This Prospectus Supplement also qualifies under applicable Canadian securities laws the grant of the Over-Allotment Option and the distribution of up to 2,500,000 and 650,000 Common Shares to be sold by the Selling Shareholders and the Company, respectively, upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the over-allocation position acquires those shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Plan of Distribution".

Underwriters' Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	Option to acquire up to 2,500,000 additional Common Shares from the Selling Shareholders and 650,000 additional Common Shares from the Company	Exercisable within 30 days of the Closing Date	US$• per Common Share

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See "Currency Presentation and Exchange Rate Information".

The Offering is being made concurrently in the United States and in each of the provinces and territories of Canada. The Offered Shares will be offered by Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Barclays Capital Inc., BMO Nesbitt Burns Inc., Macquarie Capital (USA) Inc., Blackstone Advisory Partners L.P., Cormark Securities (USA) Limited, Canaccord Genuity Inc., Union Gaming Securities LLC and Investec Securities (US) LLC (collectively, the "Underwriters") pursuant to an underwriting agreement to be dated     •    , 2018 (the "Underwriting Agreement"). The Offered Shares will be offered in the United States through certain of the Underwriters, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The Offered Shares will be offered in each of the provinces and territories of Canada through certain of the Underwriters or their Canadian affiliates who are registered to offer the Offered Shares for sale in such provinces and territories, or through such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer Offered Shares outside of the United States and Canada. See "Plan of Distribution".

An investment in Offered Shares involves significant risks that should be carefully considered by prospective investors before purchasing Offered Shares. The risks outlined in this Prospectus Supplement, the accompanying Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Offered Shares. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors".

The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement, subject to prior sale, if, as and when issued and delivered by the Company and sold and delivered by the Selling Shareholders, and accepted by the

Underwriters in accordance with the conditions contained in the Underwriting Agreement, as described under "Plan of Distribution". The validity of the Common Shares being offered by this Prospectus Supplement and other legal matters concerning the Offering relating to Canadian law will be passed upon for us by Osler, Hoskin & Harcourt LLP. Certain legal matters in connection with the Offering relating to U.S. law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Davies Ward Phillips & Vineberg LLP, with respect to Canadian law, and by Cahill Gordon & Reindel LLP, with respect to U.S. law. Certain legal matters in connection with the Offering will be passed upon for the Selling Shareholders by White & Case LLP, with respect to U.S. law, and by McCarthy Tétrault LLP, with respect to Canadian law.

In accordance with and subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price. Any such reduction will not affect the proceeds of this Offering to be received by the Company or the Selling Shareholders. See "Plan of Distribution".

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about June     •    , 2018, or such earlier or later date as the Company, the Selling Shareholders and the Underwriters may agree, but in any event no later than    •    , 2018 (the "Closing Date").

It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to CDS Clearing and Depository Services Inc. ("CDS") or its nominee and deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased. See "Plan of Distribution".

Unless otherwise indicated, the disclosure contained in this Prospectus Supplement assumes that the Over-Allotment Option has not been exercised.

In the ordinary course of business, certain of the Underwriters or their respective affiliates have provided, and may provide in the future, investment banking, commercial banking and other financial services to The Stars Group or its subsidiaries, and the Selling Shareholders or their affiliates, for which they have received or will receive compensation. In addition, an affiliate of Deutsche Bank Securities Inc., an Underwriter in this Offering, is the administrative agent and collateral agent for The Stars Group's Existing Credit Facilities (as defined herein), and affiliates of Deutsche Bank Securities Inc., Macquarie Capital (USA) Inc., Barclays Capital Inc., and BMO Nesbitt Burns Inc., each an Underwriter in this Offering, are lenders under the Existing Credit Facilities. In addition, Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Macquarie Capital (USA) Inc., Morgan Stanley & Co. LLC, Barclays Capital Inc., BMO Nesbitt Burns Inc. and J.P. Morgan Securities LLC, each an Underwriter in this Offering, and/or certain of their affiliates, will be agents, arrangers and/or lenders under The Stars Group's Senior Facilities (as defined herein). In addition, Blackstone Advisory Partners L.P. is an affiliate of lenders to The Stars Group under the EUR First Lien Term Loan and the USD First Lien Term Loan. The Stars Group may be considered a "connected issuer" with each of Morgan Stanley & Co., J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Barclays Capital Inc., BMO Nesbitt Burns Inc., Macquarie Capital (USA) Inc. and Blackstone Advisory Partners L.P. for the purposes of Canadian securities legislation. In addition, the Selling Shareholders are affiliates of Blackstone Advisory Partners L.P. Because Blackstone Advisory Partners L.P. is an Underwriter in this Offering and the Selling Shareholders currently may be deemed to have control or direction significantly in excess of 10% of the issued and outstanding Common Shares, Blackstone Advisory Partners L.P. is deemed to have a "conflict of interest" under Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. Accordingly, this Offering is being made in compliance with the requirements of Rule 5121. Pursuant to paragraph (a)(1)(A) of FINRA Rule 5121, the appointment of a "qualified independent underwriter" is not required in connection with this Offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Blackstone Advisory Partners L.P. will not confirm sales of the securities to any account over which they exercise discretionary authority without the specific written approval of the account holder. See "Plan of Distribution—Conflicts of Interest".

Neither the SEC nor any state or Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement and the accompanying Prospectus or determined if this Prospectus Supplement and the accompanying Prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

This Offering is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to financial statements of U.S. companies.

The Secondary Shares will be severally sold by GSO Capital Solutions Fund II (Luxembourg) S.à r.l., GSO COF II Facility (Luxembourg) S. à r.l., GSO Special Situations Master Fund LP, GSO Palmetto Opportunistic Investment Partners (Cayman) L.P., GSO Credit-A Partners (Cayman) L.P., Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners (Cayman) L.P., GSO Cactus Credit Opportunities Fund (Cayman) LP, GSO Oasis Credit Partners (Cayman) LP, GSO Aiguille des Grands Montets Fund I LP, GSO Aiguille des Grands Montets Fund II LP, GSO Aiguille des Grands Montets Fund III LP and GSO Churchill Partners LP (collectively, the "Selling Shareholders"). See "The Selling Shareholders".

Purchasers of the Offered Shares should be aware that the acquisition, ownership and disposition of such Offered Shares may have tax consequences under the laws of both the United States and Canada. This Prospectus Supplement may not describe these tax consequences fully. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations for U.S. Holders".

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated or organized under the laws of Ontario (Canada), certain of our officers and directors reside outside of the United States, most of our assets and the assets of such persons are located outside the United States, and certain of the underwriters or experts identified herein are residents of Canada or otherwise located outside of the United States. See "Enforcement of Civil Liabilities".

Certain directors or officers of the Company, and certain Selling Shareholers, are not resident in Canada, or are formed, incorporated or organized under the laws of a foreign jurisdiction, as applicable. See "Agent for Service of Process in Canada".

Our head and registered office is located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario M5J 2J3.

PRELIMINARY PROSPECTUS SUPPLEMENT

i

 SHORT FORM BASE SHELF PROSPECTUS

 ABOUT THIS PROSPECTUS SUPPLEMENT

        Unless the context otherwise requires, all references in this Prospectus Supplement and the Prospectus to "The Stars Group", the "Company", "we", "us", "our" or similar terms refer to The Stars Group Inc. and its consolidated subsidiaries, all references to "SBG" refer to Cyan Blue Topco Limited, carrying on business as Sky Betting & Gaming, and its consolidated subsidiaries and all references to "CrownBet" refer to collectively, CrownBet Holdings Pty Limited, including William Hill Australia Holdings Pty Ltd and its subsidiaries.

        In this Prospectus Supplement, the Acquisition, this Offering, the Notes Offering and the concurrent refinancing of our existing revolving credit facility (the "Revolving Credit Facility") and term loan indebtedness and certain indebtedness of SBG, are collectively referred to as the "Transactions".

        Unless the context otherwise requires or otherwise defined, all references in this Prospectus Supplement to "gaming" include online gaming and betting.

        Unless otherwise indicated, the number of Common Shares outstanding upon completion of the Offering assumes that the closing of Offering and the Voluntary Conversion occur on June 26, 2018.

        This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of this Offering.

        We and the Selling Shareholders have not, and the Underwriters have not, authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Prospectus (or incorporated by reference herein or therein). We and the Selling Shareholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.

        This Prospectus Supplement has been prepared by us based on information we have or have obtained from sources we believe to be reliable. Summaries of documents contained, or incorporated by reference, in this Prospectus Supplement may not be complete, and we refer you to such documents for a more complete understanding of what we discuss in this Prospectus Supplement. You should consult your own legal, tax and business advisors regarding an investment in the Common Shares. Information contained, or incorporated by reference, in this Prospectus Supplement is not legal, tax or business advice.

        Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company or SBG may have changed since those dates.

        This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Prospectus and such information is not incorporated by reference herein or therein.

 CAUTIONARY NOTE REGARDING USE OF NON-GAAP MEASURES

        This Prospectus Supplement references certain non-IFRS financial measures (collectively, "non-GAAP measures") of the Company, including those under the headings "Summary—Summary Financial Information", "Selected Historical Financial Information of The Stars Group", "Management's Discussion and Analysis of The Stars Group" and "Business of The Stars Group" below. The Stars Group believes these non-GAAP measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics we use in operating our business and making decisions. Although we believe these financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-GAAP measures used by other companies, limiting their usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group's operating results.

        The items that The Stars Group includes or excludes in its calculation of these non-GAAP measures may differ from the items, if any, that its peer companies may include or exclude from similarly-titled non-GAAP measures when they report their results of operations. In particular, although certain excluded expenses may have been incurred in the past or may be expected to recur in the future, we believe it is appropriate to exclude such expenses at this time as we do not consider them as on-going core operating expenses as they relate specifically to The Stars Group as compared to its peer companies. For example, The Stars Group currently excludes certain lobbying and legal expenses in jurisdictions where it is actively seeking licensure or similar approval, not for such expenses in jurisdictions where it (or any of its subsidiaries) currently operates, has customers, or holds a license or similar approval. We believe that The Stars Group's incremental cost of these lobbying and legal expenses in such jurisdictions is generally higher than its peers given liabilities and related issues primarily stemming from periods prior to the Stars Interactive Group Acquisition (as defined below) or from matters not directly involving The Stars Group or its current business. Moreover, certain exclusions, such as retention bonuses and office restructuring and legacy business unit shutdown costs, primarily relate to The Stars Group's transformation following the Stars Interactive Group Acquisition and we believe such expenses are more similar to acquisition-related costs than to on-going core operating expenses. Over time, as we continue assessing our operations and calculating applicable non-GAAP measures, we believe that, subject to, among other things, unanticipated events or impacts of anticipated events, The Stars Group should have fewer adjustments or the amounts of such adjustments should decrease over time, with the exception of acquisition-related costs, which may be incurred from time to time based on The Stars Group's strategic initiatives, including as it relates to the Transactions.

        The Stars Group uses such non-GAAP financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Stars Group believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures or, in the case of TSG Free Cash Flow, by cash that is not available for financial or operational use. The Stars Group also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics we use in our financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-GAAP measures as opposed to their nearest IFRS equivalents.

        This Prospectus Supplement also contains certain non-GAAP measures of SBG, including SBG Adjusted EBITDA, SBG Free Cash Flow and net average revenue per user ("ARPU"). These measures are used by investors to evaluate the efficiency of SBG's operations and its ability to employ its earnings toward repayment of debt, capital expenditures and working capital requirements. There are no generally accepted principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. These measures, by themselves, do not provide a sufficient basis to compare SBG's performance with that of other companies and should not be considered in isolation or as a substitute for operating profit or any other measure as an indicator of operating performance, or as an alternative to cash generated from operating activities as a measure of liquidity.

The Stars Group

        The non-GAAP measures employed by The Stars Group referred to in this Prospectus Supplement include:

TSG Adjusted EBITDA

        We define TSG Adjusted EBITDA as net earnings before financial expenses, income taxes expense, depreciation and amortization, stock-based compensation, restructuring and certain other items. See the reconciliation table under "Summary—Summary Information of The Stars Group".

Quarterly Net Yield

        We define quarterly net yield ("QNY") as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues that are included in Other Gaming revenues) for our two product lines (i.e., poker and casino & sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total real-money active users during the same period. The numerator of QNY is a non-GAAP measure. We also provide QNY on a constant currency basis by calculating the related revenues on a constant currency basis.

Adjusted Net Earnings

        We define Adjusted Net Earnings as net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items. See the reconciliation table under "Summary—Summary Information of The Stars Group".

Adjusted Net Earnings per Diluted Share

        We define Adjusted Net Earnings per Diluted Share as Adjusted Net Earnings divided by Diluted Shares, being the weighted average number of our common shares on a fully diluted basis, including options, other equity-based awards, warrants and our convertible preferred shares.

Net Deposits

        We define net deposits ("Net Deposits") as the aggregate of gross deposits or transfer of funds made by customers into their real—money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into the Company's play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by the Company into such customers' previously funded accounts as promotions to increase their lifetime value. Net Deposits are closely correlated to the Company's reported net gaming revenue.

v

TSG Adjusted EBITDA Margin

        We define TSG Adjusted EBITDA Margin as TSG Adjusted EBITDA divided by revenue.

Pro Forma Adjusted EBITDA

        We define Pro Forma Adjusted EBITDA as TSG Adjusted EBITDA, after giving effect to the Transactions as if they had occurred on January 1, 2017.

Pro Forma Adjusted EBITDA Margin

        We define Pro Forma Adjusted EBITDA Margin as Pro Forma Adjusted EBITDA divided by Pro Forma revenue.

TSG Free Cash Flow

        We define TSG Free Cash Flow as TSG Adjusted EBITDA after deducting Total Capex. TSG Adjusted EBITDA is defined above. Total Capex is defined as additions in deferred development costs, purchase of property and equipment and acquired intangible assets. See the reconciliation table under "Summary-Summary Information of The Star Group."

TSG Free Cash Flow Conversion

        We define TSG Free Cash Flow Conversion as TSG Free Cash Flow divided by TSG Adjusted EBITDA.

Constant Currency

        The Company's reporting currency is the U.S. dollar. However, the Company's significant international operations give rise to fluctuations in foreign exchange rates. To neutralize foreign exchange impact and illustrate the underlying change in revenue from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into U.S. dollar at the prevailing foreign exchange rate) and constant currency. The Company believes this is a useful metric that facilitates comparison to its historical performance, mainly because the U.S. dollar is the primary currency of gameplay on the Company's product offerings and the majority of the Corporation's customers are from European Union jurisdictions.

        The Stars Group uses U.S. dollar-based, constant currency models to measure performance. To calculate revenue on a constant currency basis, the Company translates revenue for the current period using the prior period's monthly average exchange rates for its local currencies other than the U.S. dollar. This gives a U.S. dollar-denominated revenue which excludes any variances attributable to foreign exchange rate movements.

        For more information on the use of these non-GAAP measures and reconciliations of such measures to their nearest IFRS equivalents, see "Summary—Summary Financial Information" and "Management's Discussion and Analysis of The Stars Group".

Sky Betting & Gaming

        The non-GAAP measures employed by SBG referred to in this Prospectus Supplement include:

SBG Adjusted EBITDA

        SBG defines SBG Adjusted EBITDA as profit/(loss) for the period attributable to equity shareholders before tax expense/(credit), finance costs, investment income, revaluation of financial instruments measured at fair value, depreciation, amortization and impairment. See the reconciliation table under ``Summary—Summary Information of Sky Betting & Gaming".

SBG Adjusted EBITDA margin

        SBG defines SBG Adjusted EBITDA margin as SBG Adjusted EBITDA divided by revenue.

Net ARPU

        SBG calculates net ARPU by dividing the online betting and gaming revenue (revenue less revenue generated by SBG's Oddschecker and International divisions) generated by SBG (or its individual division lines) by the number of active customers in the period indicated (on an SBG or individual division basis as required). SBG uses net ARPU as a key operating measure in evaluating the performance and quality of its customer base, the effect of pricing changes, the effectiveness of marketing and the performance of its operations across its products and geographic regions.

SBG Free Cash Flow

        SBG defines SBG Free Cash Flow as SBG Adjusted EBITDA less Capex. SBG Adjusted EBITDA is defined above. Capex is defined as capital expenditure related to the purchase of property, plant and equipment, together with the purchase of intangible assets. See the reconciliation table under ``Summary—Summary Information of Sky Betting & Gaming".

SBG Free Cash Flow Conversion

        SBG defines SBG Free Cash Flow Conversion as SBG Free Cash Flow divided by SBG Adjusted EBITDA.

        For more information on the use of these non-GAAP measures and reconciliations of such measures to their nearest IFRS equivalents, see "Summary—Summary Financial Information" and "Management's Discussion and Analysis of Sky Betting & Gaming".

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus Supplement, the accompanying Prospectus, and the documents incorporated herein and therein by reference contain certain information that may constitute forward-looking information and statements (collectively, "forward-looking statements") within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management's current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries and their respective customers and industries. Although we believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "would", "should", "believe", "objective", "ongoing", "imply" or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

        Forward-looking statements in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements about: the use of proceeds of the Offering; the completion of the Offering, the Transactions and the Preferred Share Conversion (as defined herein), and the timing thereof; the listing of the Treasury Shares on TSX and NASDAQ; the anticipated benefits to us of the Transactions; our pro forma financial information after completion of the Transactions, the Offering and the Preferred Share Conversion; the anticipated effect of the Transactions, the Offering and the Preferred Share Conversion on our consolidated capitalization; the expected development and growth of our business; our expected ability to satisfy payment obligations as they become due; our dividend plans and strategy; the future impact of regulatory measures; future use and development of technology.

        Developing forward looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to us and others that apply to the industry in general. The factors or assumptions on which the forward looking information is based include: timing and receipt of applicable regulatory approvals for the Offering and the Acquisition; all required financing being available to complete the Acquisition; our ability to successfully integrate the Acquisition; our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to access sufficient capital to pursue our development plans; the Offering being completed on the terms and timing expected; our projected capital investment levels, the flexibility of capital spending plans and the associated sources of funding; sustainability of achieved cost reductions and sustainability thereof; future use and development of technology; our ability to access and implement all technology necessary to efficiently and effectively operate our business; our ability to obtain necessary regulatory approvals; our ability to generate sufficient cash flow to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

        Specific risk factors and uncertainties that could cause our actual results to differ materially include, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" section of this Prospectus Supplement: the heavily regulated industry in which The Stars Group carries on its business; risks associated with interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online gaming or activities related to or necessary for the operation and offering of online gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate, and market product offerings, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within addressable markets and industries; impact of inability to complete future or announced acquisitions or to integrate businesses successfully; The Stars Group's substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; The Stars Group's secured credit facilities contain covenants and other restrictions that may limit The Stars Group's flexibility in operating its business; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing product offerings and new commercially viable product offerings; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added ("VAT") and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in product offerings; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand and reliance on online and mobile telecommunications operators; systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information; regulations and laws that may be adopted with respect to the internet and electronic commerce or that may otherwise impact The Stars Group in the jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online product offerings, including, without limitation, as it relates to payment processing; ability to obtain additional financing on reasonable terms or at all; customer and operator preferences and changes in the economy; dependency on customers' acceptance of its product offerings; consolidation within the gaming industry; litigation costs and outcomes; The Stars Group's defense of a court proceeding challenging the Preferred Share Conversion; expansion within existing and into new markets; relationships with vendors and distributors; natural events; SBG's contractual relationships with Sky plc (together with its subsidiaries, "Sky"); counterparty risks; failure of systems and controls of The Stars Group to restrict access to its products;

reliance on scheduling and live broadcasting of major sporting events; macroeconomic conditions and trends in the gaming and sports betting industry; bookmaking risks; an ability to realize our projected increases to TSG Adjusted EBITDA attributable to the Acquisition and our business strategies; an ability to realize all or any of our estimated synergies and cost savings in connection with the Acquisition; and the other risks described under "Risk Factors".

        We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Prospectus Supplement may not in fact occur. The forward-looking statements made in this Prospectus Supplement relate only to events as of the date on which the statements were made. Except as may be required by law, we undertake no obligation to update our forward-looking statements to reflect events and circumstances after the date on which the statements were made or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

        Our financial statements included and incorporated by reference in this Prospectus Supplement and the accompanying prospectus are presented in United States dollars and prepared in accordance with IFRS. SBG's financial statements included in this Prospectus Supplement are presented in British pound sterling and prepared in accordance with IFRS. IFRS differs in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). We have not reconciled, and we have no intention to reconcile, any of such financial statement data to U.S. GAAP. As a result, such financial statements are not comparable to financial statements prepared in accordance with U.S. GAAP. The Stars Group's fiscal year-end is December 31, and SBG's fiscal year ends on the Thursday closest to June 30 of each year. In the context of any discussion of SBG's historical financial information in this Prospectus Supplement, any reference to a year or to any quarter of that year relates to the fiscal year ended on the Thursday closest to June 30 of that year. After the Acquisition, The Stars Group will continue to report its financial information using a fiscal year ended December 31.

        As used in this Prospectus Supplement, "LTM Pro Forma Adjusted EBITDA" refers to TSG Adjusted EBITDA, as defined by The Stars Group, calculated on a pro forma basis for the Transactions, as calculated for the last twelve months ended March 31, 2018 ("LTM") basis in accordance with the description of LTM information below. The Stars Group's financial information for LTM presented herein (other than, for the avoidance of doubt, LTM Pro Forma Adjusted EBITDA) has been derived by adding The Stars Group's unaudited interim consolidated financial information for the three months ended March 31, 2018 to its audited consolidated financial information for the year ended December 31, 2017 and subtracting its unaudited interim consolidated financial information for the three months ended March 31, 2017, all as derived from the financial statements of The Stars Group described herein. SBG's financial information for LTM presented herein has been derived by adding SBG's unaudited interim consolidated financial information for the nine months ended March 31, 2018 to its audited consolidated financial information for the fiscal year ended June 30, 2017 and subtracting its unaudited interim consolidated financial information for the nine months ended March 31, 2017, all as derived from the financial statements of SBG described herein. As used in this Prospectus Supplement, except where otherwise specified or unless the context otherwise requires, calculations made on an LTM pro forma basis for the Transactions are based on The Stars Group's historical four fiscal quarter period ended March 31, 2018 and SBG's historical four fiscal quarter period ended March 31, 2018. LTM information is non-GAAP information. For a discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures"

        Information included in and derived from the Unaudited Pro Forma Condensed Consolidated Statement of Financial Position is presented as if the Transactions occurred on March 31, 2018, and information included in and derived from the preliminary Unaudited Pro Forma Condensed Consolidated Statement of Earnings is presented as if the Acquisition occurred on January 1, 2017. See "Selected

Pro Forma Financial Information". Certain tables containing financial information in this Prospectus Supplement may not add due to rounding.

        The unaudited annual revenues and unaudited annual adjusted EBITDA and LTM adjusted EBITDA of William Hill Australia and Crown Bet are derived from the unaudited financial statements for the year ended December 31, 2017, for William Hill Australia and Crown Bet, respectively. This information is unaudited and has been provided by the management of William Hill Australia and Crown Bet, respectively, and has not been independently verified by us. To our knowledge, no accounting firm has completed any procedures with respect to this data and, accordingly, no accounting firm expresses an opinion or any other form of assurance with respect thereto. The unaudited financial statements for the year ended December 31, 2017, for William Hill Australia and Crown Bet are not included or incorporated by reference into, and do not constitute a part of, this Prospectus Supplement.

        In the 2017 Annual Financial Statements (as defined herein) incorporated by reference herein, The Stars Group reclassified certain items within its consolidated statements of earnings for the year ended December 31, 2016 conform to the presentation adopted for the year ended December 31, 2017. The Stars Group reclassified interest revenue previously included within "Revenue", to "Gain (loss) from investments" totaling $0.65 million for the year ended December 31, 2016. The Company reclassified $7.71 million travel and entertainment costs previously included within "Selling" expenses to "Office" expenses. The Stars Group also disaggregated "Selling" expenses into "Marketing" and "Royalties" in order to provide a better understanding to the readers of the distribution of expenses within Selling expenses. See notes 5 and 6 to the 2017 Annual Financial Statements.

        The consolidated statement of earnings for the year ended December 31, 2015 has not been represented for such reclassifications and is therefore not directly comparable with the consolidated statement of earnings information for the years ended December 31, 2017 and 2016 as presented herein. Were the consolidated statement of earnings for the year ended December 31, 2015 to be represented for such classifications, it would have the following impact: $0.73 million of interest revenue would be reclassified from "Revenue" to "Gain (loss) from investments"; $9.64 million travel and entertainment costs would be reclassified from "Selling" expenses to "Office" expenses. None of these reclassifications impacted net earnings.

  Combined financial information

        In order to facilitate year on year comparison of the historical financial performance of the combined businesses of The Stars Group and SBG we have presented certain financial information in this Prospectus Supplement and in certain documents incorporated by reference for The Stars Group and SBG on a combined basis for the years ended 31 December 2017 and/or 2016 or percentages derived therefrom ("Combined" basis information). In this Prospectus Supplement, we have presented revenues, free cash flow, revenue growth, Adjusted EBITDA Margin and Free Cash Flow Conversion on a Combined basis. The Combined basis information, or percentages or ratios thereof, has been derived from the sum of the applicable measure for The Stars Group and SBG for the relevant calendar year (SBG information for the relevant calendar year having been derived by adding the information for the relevant fiscal year to the information for the subsequent 6 month period and deducting the information for the preceding 6 month period) without any pro forma or other adjustments, and is not intended to be a forecast or a projection of future results.

        We consider this combined information meaningful only to the extent that it provides a year on year comparison of the historical financial performance of the combined businesses of The Stars Group and SBG. The businesses were not combined in those periods as those periods predate the Acquisition. Such combined information should not be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS (or, in respect of the year ended

x

December 31, 2017, the unaudited pro forma condensed consolidated financial information presented elsewhere in this Prospectus Supplement).

        The combined financial information is non-GAAP information and it is not prepared on a basis that is recognized under IFRS. The actual results of operations of the combined entity for any period, whether before or after the Acquisition, will vary from the amounts presented elsewhere in this Prospectus Supplement and such variation may be material. Further limitations of non-GAAP measures are explained in "Cautionary Note Regarding Use of Non-GAAP Measures" elsewhere in this Prospectus Supplement.

  Combined basis information

        The Combined basis financial information for The Stars Group and SBG for the years ended December 31, 2017 and 2016 has been derived as follows:

  December 31, 2017

$ million / %	The Stars Group	SBG(1)(2)	Combined
Revenues	1,312	805	2,117
Adjusted EBITDA (TSG Adjusted EBITDA or SBG Adjusted EBITDA, as applicable)	600	261	861
Adjusted EBITDA Margin (TSG Adjusted EBITDA or SBG Adjusted EBITDA, as applicable)	46%	32%	41%
Free Cash Flow (TSG Free Cash Flow or SBG Free Cash Flow, as applicable)	564	218	782
Free Cash Flow Conversion (TSG Free Cash Flow Conversion or SBG Free Cash Flow Conversion, as applicable)	94%	83%	91%

(1)
Translated at the average rate for the year ended December 31, 2017 of £1 = US$1.2889.

(2)
Information for SBG has been derived from financial information with respect to SBG included elsewhere in this Prospectus Supplement based upon SBG accounting records and is calculated as follows:

	Year ended June 30, 2017 £	Six months ended December 31, 2017 £	Six months ended December 31, 2016 £	SBG year ended December 31, 2017 £	SBG year ended December 31, 2017 US$
Revenues	516	339	230	625	805
SBG Adjusted EBITDA(3)	146	119	62	202	261
SBG Free Cash Flow(4)	—	—	—	169	218

(3)
SBG Adjusted EBITDA can be reconciled from net earnings as follows:

	Year ended June 30, 2017 £	Six months ended December 31, 2017 £	Six months ended December 31, 2016 £	SBG year ended December 31, 2017 £	SBG year ended December 31, 2017 US$
Net Earnings (loss)	(6)	18	(7)	20	25
Adjustments:
Income taxes	3	15	—	18	23
Depreciation PP&E	4	2	2	4	6
Amortization intangibles	67	34	33	69	88
Investment income	(2)	(1)	(1)	(2)	(2)
Revaluation of financial instruments	3	—	1	2	2
Impairment	6	—	—	6	8
Finance costs	71	49	35	85	110

SBG Adjusted EBITDA	146	118	62	202	261
(4)
SBG Free Cash Flow can be reconciled from SBG Adjusted EBITDA as follows:

	SBG year ended December 31, 2017 £	SBG year ended December 31, 2017 US$
SBG Adjusted EBITDA	202	261
Capex (Additions to PP&E and Acquired Intangibles)	33	42
SBG Free Cash Flow	169	218

  December 31, 2016

$ million / %	The Stars Group	SBG(1)(2)	Combined
Revenues	1,155	606	1,762
Adjusted EBITDA (TSG Adjusted EBITDA or SBG Adjusted EBITDA, as applicable)	524	167	691
Adjusted EBITDA margin (TSG Adjusted EBITDA or SBG Adjusted EBITDA, as applicable)	45%	27%	39%
Free Cash Flow (TSG Free Cash Flow or SBG Free Cash Flow, as applicable)	489	128	617
Free Cash Flow Conversion (TSG Free Cash Flow Conversion or SBG Free Cash Flow Conversion, as applicable)	93%	77%	89%

(1)
Translated at the average rate for the year ended December 31, 2016 of £1 = US$1.3554

(2)
Information for SBG has been derived from financial information with respect to SBG included elsewhere in this Prospectus Supplement based upon SBG accounting records and is calculated as follows:

	Year ended June 30, 2016 £	Six months ended December 31, 2016 £	Six months ended December 31, 2015 £	SBG year ended December 31, 2016 £	SBG year ended December 31, 2016 US$
Revenues	374	230	157	447	606
SBG Adjusted EBITDA(3)	105	62	44	123	167
SBG Free Cash Flow(4)				94	128

(3)
SBG Adjusted EBITDA can be reconciled from net earnings as follows:

	Year ended June 30, 2016 £	Six months ended December 31, 2016 £	Six months ended December 31, 2015 £	SBG year ended December 31, 2016 £	SBG year ended December 31, 2016 US$
Net Earnings (loss)	(34)	(7)	(28)	(13)	(17)
Adjustments:
Income taxes	(4)	—	—	(4)	(6)
Depreciation PP&E	2	2	3	1	1
Amortization intangibles	60	33	28	65	88
Investment income	(0)	(1)	(0)	(1)	(1)
Revaluation of financial instruments	11	1	—	12	16
Impairment	—	—	—	—	—
Finance costs	71	35	42	64	86

SBG Adjusted EBITDA	105	62	44	123	167
(4)
SBG Free Cash Flow can be reconciled from SBG Adjusted EBITDA as follows:

	SBG year ended December 31, 2016 £	SBG year ended December 31, 2016 US$
SBG Adjusted EBITDA	123	167
Capex (Additions to PP&E and Acquired Intangibles)	29	39
SBG Free Cash Flow	94	128

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        Unless otherwise stated, all currency amounts referred to in this Prospectus Supplement, including the financial statements and related financial information included in this Prospectus Supplement, are expressed in United States dollars. The financial statements and related financial information of SBG included in this Prospectus Supplement are expressed in British pound sterling. References herein to "$" and to "US$" are to U.S. dollars, references herein to "£" are to British pound sterling, references herein to "€" are to Euros, and references herein to "CDN$" are to Canadian dollars.

        The following table sets forth for the U.S. dollar, expressed in U.S. dollars per British pound sterling, Euro and Canadian dollars, in effect at the end of each period, as reported on Bloomberg: (i) the period end daily average exchange rate; (ii) the daily average exchange rate, and (iii) the high and low daily average exchange rates.

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015
	(U.S. dollars per British pound sterling)
Daily exchange rate at end of period	$1.4015	$1.3513	$1.2340	$1.4736
Daily average exchange rate	$1.3914	$1.2889	$1.3554	$1.5285
High for period	$1.4264	$1.3594	$1.4877	$1.5883
Low for period	$1.3503	$1.2047	$1.2123	$1.4632

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015
	(U.S. dollars per Euro)
Daily exchange rate at end of period	$1.2324	$1.2005	$1.0517	$1.0862
Daily average exchange rate	$1.2288	$1.1300	$1.1069	$1.1102
High for period	$1.2510	$1.2036	$1.1534	$1.2104
Low for period	$1.1937	$1.0405	$1.0388	$1.0496

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015
	(U.S. dollars per Canadian dollar)
Daily exchange rate at end of period	$1.2900	$1.2571	$1.3441	$1.3880
Daily average exchange rate	$1.2647	$1.2982	$1.3253	$1.2777
High for period	$1.3096	$1.3749	$1.4579	$1.3959
Low for period	$1.2268	$1.2110	$1.2530	$1.1611

        On June 15, 2018, the rate of exchange for U.S. dollars per British pound sterling was $1.3278 equals £1.00, the rate of exchange for U.S. dollars per Euro was $0.8615 equals €1.00, and the rate of exchange for U.S. dollars per Canadian dollar was $1.3184 equals CDN$1.00. Prospective investors should be aware that foreign exchange rate fluctuations are likely to occur from time to time, and the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

INDUSTRY AND MARKET DATA

        Unless otherwise indicated, information contained in this Prospectus Supplement concerning our industry and the markets in which we and SBG operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on such data and other similar sources and on our knowledge of the markets for our and SBG's respective products and services. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information included in this Prospectus Supplement is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our and SBG's future performance and the future performance of the industry in which we and SBG operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the caption "Risk Factors" in this Prospectus Supplement. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

TRADEMARKS

        This Prospectus Supplement contains references to our and SBG's trademarks and service marks. Solely for convenience, trademarks and trade names referred to in this Prospectus Supplement may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. Other trademarks and tradenames appearing in this Prospectus Supplement are the property of their respective holders. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

 WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference into this Prospectus Supplement from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of The Stars Group Inc. at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario M5J 2J3, telephone: 437-371-5742. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com.

        The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a "foreign private issuer", the Company is exempt from the rules under the Exchange Act prescribing the filing, delivery and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is exempt from Regulation FD (Fair Disclosure) promulgated under the Exchange Act and may not be required to publish financial statements as promptly as a comparable domestic issuer (although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws). These exemptions and leniencies will reduce the frequency and scope of information and protections to which investors are entitled.

        You may read and copy this Prospectus Supplement, the accompanying Prospectus and related registration statements, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC through the Electronic Data Gathering and Retrieval System ("EDGAR"), which can be accessed at www.sec.gov. Our filings with the SEC are also available to the public through EDGAR.

        The Stars Group has filed with the SEC under the Securities Act the Registration Statement relating to the securities being offered hereunder, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement will be available on the SEC's website at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

        Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus may be obtained on request without charge from the Secretary of The Stars Group Inc. at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario M5J 2J3, and are also available electronically at www.sedar.com and www.sec.gov.

        The following documents, filed by The Stars Group with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Prospectus:

  1)
  the Company's annual information form dated March 14, 2018 for the year ended December 31, 2017 (the "Annual Information Form");

  2)
  the Company's audited consolidated annual financial statements for the years ended December 31, 2017 and 2016, together with the notes thereto and the report of the independent registered public accounting firm thereon (the "2017 Annual Financial Statements");

  3)
  the Company's management's discussion and analysis for the year ended December 31, 2017 (the "2017 MD&A");

  4)
  the Company's unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018, together with the notes thereto (the "Q1 2018 Financial Statements");

  5)
  the Company's management's discussion and analysis for the three months ended March 31, 2018 (the "Q1 2018 MD&A");

  6)
  the Company's management information circular dated April 10, 2018 prepared in connection with the Company's annual and special meeting of shareholders held on May 10, 2018;

  7)
  the Company's material change report dated April 27, 2018 in respect of the Acquisition;

  8)
  the Company's material change report dated June 15, 2018 in respect of the Preferred Share Conversion; and

  9)
  the "template version" (as defined in applicable Canadian securities laws) of the investor presentation for the Offering dated June 18, 2018 (the "Investor Presentation").

        Any statement contained in this Prospectus Supplement, in the accompanying Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

        Any document of the type required by National Instrument 44-101—Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent auditor's report thereon, management's discussion and analysis and information circulars of the Company, filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and during the period that this Prospectus Supplement is effective, shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement, of which this Prospectus Supplement forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

        References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Prospectus, and we disclaim any such incorporation by reference.

MARKETING MATERIALS

        The template version of the Investor Presentation does not form part of this Prospectus Supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement.

        In addition, any "template version" of any other "marketing materials" (as such terms are defined in applicable Canadian securities laws) filed with the securities commissions or similar authorities in each of the provinces and territories of Canada in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement is deemed to be incorporated by reference herein.

THE SELLING SHAREHOLDERS

        The Secondary Shares being distributed under this Prospectus Supplement will be issued to the Selling Shareholders on or prior to the Closing Date as a result of the voluntary conversion of certain Preferred Shares held by them into Common Shares in accordance with the terms of the Preferred Shares (the "Voluntary Conversion").

        The following table sets forth information with respect to the beneficial ownership of the Common Shares and Preferred Shares held by the Selling Shareholders as of June 18, 2018, as adjusted to reflect (i) the completion of the Voluntary Conversion, (ii) the completion of the Voluntary Conversion and the Offering (assuming no exercise of the Over-Allotment Option), and (iii) the completion of the Voluntary Conversion, the Offering (assuming no exercise of the Over-Allotment Option), the issuance of the Consideration Shares at closing of the Acquisition and the Preferred Share Conversion (as defined below). The table also sets out information with respect to the number of Common Shares being offered hereby by the applicable Selling Shareholders. The following table is based on information provided by or on behalf of the Selling Shareholders. Prior to the completion of the Voluntary Conversion, the Selling Shareholders

do not beneficially own any Common Shares (other than the Common Shares underlying the Preferred Shares, as shown in the table below).

											Shares Owned After Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion (Assuming No Exercise of the Over- Allotment Option)(2)
	Shares Owned Before Voluntary Conversion and the Offering		Shares Owned Before the Offering (After Voluntary Conversion)		Number of Common Shares Being Sold Under the Offering (After Voluntary Conversion) (Assuming No Exercise of the Over- Allotment Option)		Shares Owned After Voluntary Conversion and the Offering (Assuming No Exercise of the Over-Allotment Option)
										Percentage of Outstanding Preferred Shares(16)		Percentage of Common Shares
Name of the Selling Shareholder(1)	Common Shares	Preferred Shares	Common shares	Preferred Shares			Common Shares	Percentage of Outstanding Common Shares	Preferred Shares		Common Shares
GSO Capital Solutions Fund II (Luxembourg) S.a r.l.	—	227,871	•	•	•	(3)	—	—	•	•	•	•	(17)
GSO COF II Facility (Luxembourg) S.a r.l.	—	195,318	•	•	•	(4)	—	—	•	•	•	•	(18)
GSO Special Situations Master Fund LP	—	108,720	•	•	•	(5)	—	—	•	•	•	•	(19)
GSO Palmetto Opportunistic Investment Partners (Cayman) LP	—	19,015	•	•	•	(6)	—	—	•	•	•	•	(20)
GSO Credit-A Partners (Cayman) LP	—	26,933	•	•	•	(7)	—	—	•	•	•	•	(21)
Steamboat Credit Opportunities Master Fund LP	—	1,242	•	•	•	(8)	—	—	•	•	•	•	(22)
GSO Coastline Credit Partners (Cayman) LP	—	4,895	•	•	•	(9)	—	—	•	•	•	•	(23)
GSO Cactus Credit Opportunities Fund (Cayman) LP	—	16,426	•	•	•	(10)	—	—	•	•	•	•	(24)
GSO Oasis Credit Partners (Cayman) LP	—	21,980	•	•	•	(11)	—	—	•	•	•	•	(25)
GSO Churchill Partners LP	—	7,194	•	•	•	(12)	—	—	•	•	•	•	(26)
GSO Aiguille des Grands Montets Fund I LP	—	9,660	•	•	•	(13)	—	—	•	•	•	•	(27)
GSO Aiguille des Grands Montets Fund II LP	—	5,903	•	•	•	(14)	—	—	•	•	•	•	(28)
GSO Aiguille des Grands Montets Fund III LP	—	5,903	•	•	•	(15)	—	—	•	•	•	•	(29)

(1)
GSO (as defined herein) is the investment manager or advisor of each of the Selling Shareholders and in such capacity has discretionary investment management authority over the investment portfolio of each Selling Shareholder and has control or direction over the securities held by each of them. Under an agreement dated April 17, 2018, Mr. Wayne Berman granted GSO the sole right to direct his exercise of interests and rights in the 85,000 options to purchase Common Shares held by him and shall receive any proceeds from the realization of such securities. The above table regarding the Selling Shareholders does not reflect the control or direction of GSO over such options and underlying Common Shares.

GSO Capital Solutions Fund II LP is the sole shareholder of GSO Capital Solutions Fund II (Luxembourg) S.à r.l. GSO Capital Solutions Associates II LP is the general partner of GSO Capital Solutions Fund II LP. The general partners of GSO Capital Solutions Associates II LP are GSO Capital Solutions Associates II (Delaware) LLC and GSO Capital Solutions Associates II (Cayman) Ltd. GSO Capital Opportunities Fund II L.P. is the sole shareholder of GSO Capital Opportunities Fund II (Luxembourg) S.à r.l. GSO Capital Opportunities Fund II (Luxembourg) S.à r.l. is the sole shareholder of GSO COF II Facility (Luxembourg) S. à r.l. GSO Capital Opportunities Associates II LP is the general partner of GSO Capital Opportunities Fund II L.P. The general partners of GSO Capital Opportunities Associates II LP are GSO Capital Opportunities Associates II (Delaware) LLC and GSO Capital Opportunities Associates II (Cayman) Ltd. GSO Oasis Credit Associates LLC is the general partner of GSO Oasis Credit Partners (Cayman) LP. GSO Churchill Associates LLC is the general partner of GSO Churchill Partners LP. GSO Holdings I L.L.C. is the managing member of each of GSO Capital Solutions Associates II (Delaware) LLC, GSO Capital Opportunities Associates II (Delaware) LLC and GSO Churchill Associates LLC and a shareholder of each of GSO Capital Solutions Associates II (Cayman) Ltd. and GSO Capital Opportunities Associates II (Cayman) Ltd. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to shares beneficially owned by GSO Capital Solutions Associates II (Delaware) LLC, GSO Capital Opportunities Associates II (Delaware) LLC and GSO Churchill Associates LLC.

GSO is the investment manager or advisor of each of GSO Capital Solutions Fund II (Luxembourg) S.à r.l., GSO COF II Facility (Luxembourg) S.à r.l., GSO Special Situations Master Fund LP, GSO Palmetto Opportunistic Investment Partners (Cayman) L.P., GSO Credit-A Partners (Cayman) L.P., Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners (Cayman) L.P., GSO Cactus Credit Opportunities Fund (Cayman) LP, GSO Oasis Credit Partners (Cayman) LP, GSO Aiguille des Grands Montets Fund I LP, GSO Aiguille des Grands Montets Fund II LP, GSO Aiguille des Grands Montets Fund III LP and GSO Churchill Partners LP. GSO Advisor Holdings L.L.C. is a special limited partner of GSO Capital Partners LP with investment and voting power over the securities beneficially owned by GSO Capital Partners LP. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of each of Blackstone Holdings I L.P. and Blackstone Holdings II L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is controlled by Stephen A. Schwarzman, one of its founders. Each of Bennett J. Goodman and J. Albert Smith III is an executive of GSO.

(2)
For information on the Preferred Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion, see "Recent Developments—Conversion of Preferred Shares".

(3)
•    Common Shares, in the event the Over-Allotment Option is exercised in full.

(4)
•    Common Shares, in the event the Over-Allotment Option is exercised in full.

(5)
•    Common Shares, in the event the Over-Allotment Option is exercised in full.

(6)
•    Common Shares, in the event the Over-Allotment Option is exercised in full.

(7)
•    Common Shares, in the event the Over-Allotment Option is exercised in full.

(8)
•    Common Shares, in the event the Over-Allotment Option is exercised in full.

(9)
•    Common Shares, in the event the Over-Allotment Option is exercised in full.

(10)
•    Common Shares, in the event the Over-Allotment Option is exercised in full.

(11)
•    Common Shares, in the event the Over-Allotment Option is exercised in full.

(12)
•    Common Shares, in the event the Over-Allotment Option is exercised in full.

(13)
•    Common Shares, in the event the Over-Allotment Option is exercised in full.

(14)
•    Common Shares, in the event the Over-Allotment Option is exercised in full.

(15)
•    Common Shares, in the event the Over-Allotment Option is exercised in full.

(16)
The percentage of Preferred Shares owned by each Selling Shareholders as shown in the table remains the same on a fully diluted-basis.

(17)
On a fully-diluted basis    •    % (assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, such Selling Shareholder's Common Shares will represent     •    % (    •    % on a fully diluted basis) of the issued and outstanding Common Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion.

(18)
On a fully-diluted basis    •    % (assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, such Selling Shareholder's Common Shares will represent     •    % (    •    % on a fully diluted basis) of the issued and outstanding Common Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion.

(19)
On a fully-diluted basis    •    % (assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, such Selling Shareholder's Common Shares will represent     •    % (    •    % on a fully diluted basis) of the issued and outstanding Common Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion.

(20)
On a fully-diluted basis    •    % (assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, such Selling Shareholder's Common Shares will represent     •    % (    •    % on a fully diluted basis) of the issued and outstanding Common Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion.

(21)
On a fully-diluted basis    •    % (assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, such Selling Shareholder's Common Shares will represent     •    % (    •    % on a fully diluted basis) of the issued and outstanding Common Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion.

(22)
On a fully-diluted basis    •    % (assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, such Selling Shareholder's Common Shares will represent     •    % (    •    % on a fully diluted basis) of the issued and outstanding Common Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion.

(23)
On a fully-diluted basis    •    % (assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, such Selling Shareholder's Common Shares will represent     •    % (    •    % on a fully diluted basis) of the issued and outstanding Common Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion.

(24)
On a fully-diluted basis    •    % (assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, such Selling Shareholder's Common Shares will represent     •    % (    •    % on a fully diluted basis) of the issued and outstanding Common Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion.

(25)
On a fully-diluted basis    •    % (assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, such Selling Shareholder's Common Shares will represent     •    % (    •    % on a fully diluted basis) of the issue and outstanding Common Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion.

(26)
On a fully-diluted basis    •    % (assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, such Selling Shareholder's Common Shares will represent     •    % (    •    % on a fully diluted basis) of the issued and outstanding Common Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion.

(27)
On a fully-diluted basis    •    % (assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, such Selling Shareholder's Common Shares will represent     •    % (    •    % on a fully diluted basis) of the issued and outstanding Common Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion.

(28)
On a fully-diluted basis    •    % (assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, such Selling Shareholder's Common Shares will represent     •    % (    •    % on a fully diluted basis) of the issued and outstanding Common Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion.

(29)
On a fully-diluted basis    •    % (assuming no exercise of the Over-Allotment Option). If the Over-Allotment Option is exercised in full, such Selling Shareholder's Common Shares will represent     •    % (    •    % on a fully diluted basis) of the issued and outstanding Common Shares after the Voluntary Conversion, the Offering, the Acquisition and the Preferred Share Conversion.

        In addition, it is expected that, upon the occurrence of the closing of the Offering, the Company and the Selling Shareholders will terminate the voting disenfranchisement agreement made as of August 1, 2014 between the Company and the subscribers listed in Schedule A to that agreement.

 SUMMARY

        The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein. Because this is a summary, it is not complete and may not contain all of the information that may be important to you in making a decision to invest in the Offered Shares. Capitalized terms used and not defined in this summary have the meanings given to them elsewhere in this Prospectus Supplement.

Our Company

Combined Company Overview

        The Stars Group is a global leader in online gaming, entertaining over 2 million QAUs across its real-money poker, casino and sports betting products. On April, 21 2018, The Stars Group announced an agreement to acquire SBG, one of the largest operators in the UK's online gaming market by customers. The combination would create the publicly listed global leader in online gaming by combining the global leader in online poker with one of the world's best sportbooks. The transaction would result in a highly diversified global business, with a balanced spread of revenues on a Combined basis (including CrownBet) from poker (37%), casino (26%) and sportsbook (34%) for the year ended December 31, 2017. It would also be highly diversified by geography, with 75% of revenues on a Combined basis (including CrownBet) for the year ended December 31, 2017 being derived from locally licensed or taxed jurisdictions, and make the combined group one of the market leaders in the well-established UK online gaming market, the world's largest licensed jurisdiction. The combination has a portfolio of iconic global brands, with two low-cost customer acquisition channels in poker and betting that support The Stars Group's expansion into multiple growth channels, expanding its geographic and product reach. With strong proprietary technology, and a highly scalable business model, the combination creates a platform to deliver cost and revenue synergies, with its capital efficient model and strong cash generation supporting de-leveraging and expansion into new markets.

(1)
The Stars Group revenue by segment (based on the year ended December 31, 2017), revenue by regulation (based on the four fiscal quarter period ended December 31, 2017), and revenue by geography (based on the four fiscal quarter period ended December 31, 2017) are presented on a standalone basis, without giving effect to the Acquisition or the Australian Acquisitions.

(2)
On a Combined basis (including CrownBet).

The Stars Group Business Description

        The Stars Group is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. The Stars Group's primary business and main source of revenue is its online gaming businesses. These currently consist of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, "Stars Interactive Group"), which it acquired in August 2014 (the "Stars Interactive Group Acquisition") and CrownBet Holdings Pty Limited and its subsidiaries and affiliates, including William Hill Australia Holdings Pty Ltd and its affiliates ("William Hill Australia" and collectively, "CrownBet"), which it acquired an 80% equity interest in between February 2018 and April 2018 (CrownBet acquired William Hill Australia in April 2018).

        The Stars Interactive Group division is based in the Isle of Man and operates globally and CrownBet operates and is based in Australia. Through these divisions, The Stars Group owns and operates gaming and related interactive entertainment businesses, such as online real-money poker, casino and sports betting (also known as sportsbook) and play-money poker and casino, which are delivered through both mobile and desktop applications and web. The Stars Group offers these products and services under several ultimately owned brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold'em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival, and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, with approximately eight times the poker revenue of The Stars Group's nearest public competitor. This poker revenue is derived from online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences.

        The Stars Group is one of the world's most licensed online gaming operators, with licenses or operating approvals in 18 jurisdictions. These licenses are held through certain of its subsidiaries, or under third party licenses or approvals, where it is approved to offer its products in various jurisdictions throughout the world, including in Europe (both within and outside of the European Union), Australia, the Americas and elsewhere. As of December 31, 2017, The Stars Group employed approximately 2,100 staff with offices in the Isle of Man, UK, Ireland, USA, Canada, and Costa Rica.

        The Stars Group is the global leader in the online poker market, and currently estimates that PokerStars holds a significant majority of the market share of real-money poker player liquidity, or the volume of real-money online poker players, in regions where it offers real-money online poker and is among the leaders in play-money online poker player liquidity. The Stars Group has a leading combined online casino, PokerStars Casino, which has grown to become a leading online casino operator since its launch in November 2014. The Stars Group also has an emerging sportsbook, BetStars, which is currently primarily focused on regulated jurisdictions within the European Union, as well as a majority equity interest in CrownBet, which currently operates in the regulated Australian online sports betting market, the second largest regulated online betting market in the world.

Online Poker

        Poker is a peer-to-peer game, where individuals engage in game play against other individuals, not against the "house". In contrast to other types of house-banked gaming, such as slots, blackjack or sportsbook, where individuals engage in game play against the operator, poker is a game where the operator is not exposed to the risk of game play or to the risk of the outcome of the game. Typically, the operator or facilitator of poker games generates revenue by charging a fee from each total winning pot in a cash (ring) game, known as a "rake", or by charging entry fees for tournaments. As a peer-to-peer game, the number or volume of players with an operator is critical to the success of the game, with a greater number of players (liquidity) supporting a wider range of games and larger tournaments, increasing the quality of the offer for the consumer. As a result, larger scalable poker operations will benefit from superior liquidity in their systems, which in turn improves their offering to customers, creating a positive feedback loop effect.

        The Stars Group offers online poker primarily through its PokerStars and Full Tilt brands, including through its desktop client interface and online and mobile offerings. Poker is The Stars Group's largest segment by revenue, earning $877 million for the year ended December 31, 2017, representing 67% of The Stars Group's total revenue. While the brands are distinct, all poker customers currently play on the same PokerStars platform. For example, this means that a player using the Full Tilt mobile app could be playing against another player using the PokerStars desktop client. This has significant benefits for the player, improving liquidity and the range of games available, as well as having financial and strategic benefits for The Stars Group, increasing the scalability of the business model and allowing The Stars Group to focus R&D and operational resources on a single platform.

PokerStars

        PokerStars is The Stars Group's main poker brand. It was launched in 2001 and is the world's largest online poker site with an estimated significant majority of the market share of real-money online poker player liquidity in regions where it offers real-money online poker. PokerStars and its related brands (including Full Tilt) have millions of registered customers globally, and the operations are supported in approximately 20 different languages. In online poker, PokerStars provides desktop (including through its downloadable client interface), online and mobile offerings to its customers. PokerStars' poker product offerings are currently varied among buy-in and limit amounts and types, as well as among numerous poker game variants (e.g., Texas Hold-'Em, Omaha, Stud, Draw and mixed games). The wide variety of game types and stake sizes is supported by its leading liquidity, and provides a superior proposition to its customers, allowing them to play their preferred game type at their preferred staking level.

        The Stars Group believes that PokerStars is home to some of the largest online poker events and the biggest weekly tournaments, both in terms of dollar amount and number of players, and has greater player liquidity and offers more daily tournaments than any other online poker site. More than 182 billion hands of poker have been dealt on PokerStars since inception, which is more than any other online poker site. PokerStars has set many records, including the largest number of players in an online poker tournament (more than 253,000), the largest prize pool awarded for a series of online tournaments (approximately $93.8 million), and the largest ever single online tournament prize (approximately $12.4 million). PokerStars' mobile applications are currently among the most popular real-money poker applications on the iOS and Android platforms according to App Annie and Apple's iTunes App Store and based on the number of downloads and overall customer ratings.

        PokerStars also offers play-money and social poker through its desktop client and mobile applications. Such "free-to-play" products are designed to create social interaction, engagement and competition, allowing millions of customers to learn to play and enjoy playing poker without spending any money. These offers also provide PokerStars with an additional customer acquisition channel, and globally promote the game of poker, and are monetized through advertising and the sale of play-money chips (although cash prizes are not awarded).

        Customer data and insight is used to drive continuous innovation in poker. The Stars Group's leading customer base gives it unique access to customer data and insight, while its scalable proprietary technology platform supports the introduction of innovative poker games and variants. The Stars Group's product development team continuously analyzes the data generated by its customers' game play and social interactions, as well as customer feedback, to guide the creation of new content, features, games and game variants. For example, following the launches of Rush in 2010, Zoom in 2012, Spin & Go in 2014 and Knockout Poker in 2016, The Stars Group continues to focus on developing new and innovative poker products and variants to attract new audiences. Such innovation helps to attract new customers (including those who may not have previously considered playing real-money poker games, such as play-money or social players and the video gaming community), reactivate inactive players with exciting new games, and continuously engage and retain existing active customers.

        The focus on the customer extends into rewards and loyalty. Understanding how to reward loyal customers and creating an appropriate product offering in poker is critical to ensure a healthy poker ecosystem. The Stars Group has made, and may continue to make, changes to its pricing and incentives to ensure that they align with its objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product's ecosystem. For example, since the beginning of 2016, The Stars Group has introduced certain improvements in the poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players) and reduce incentives for high-volume, net-withdrawing customers (primarily professional or semi-professional players). These changes, among others, have the effect of balancing the poker ecosystem and broadening the appeal of the product by creating more winning moments for our customers. An example of The Stars Group's innovative approach to player loyalty and rewards is the Stars Rewards program, which was launched in July 2017, and is described in more detail under "Business of The Stars Group—Online Poker".

        The Stars Group is pursuing growth opportunities in poker in existing and new markets, including through the innovation of new product features and enhancements, geographic expansion, improvements to the poker ecosystem, and increased marketing campaigns in 2018.

        The Stars Group growth plans in poker are supported by its leading technology. It operates proprietary technology that is highly scalable supporting its growth an innovation, is resilient and has industry leading practices for security and data integrity. The Stars Group runs a fully proprietary and highly customizable technology platform across verticals that operate in more than 100 countries, supporting 28 languages and five currencies. The Stars Group has invested significantly in its technology infrastructure since inception to provide a positive, best-in-class experience for its customers. This investment is focused on providing an appealing product to customers, both in terms of the quality of products and user experience, and also with respect to data security and integrity across its product and service offerings. The Stars Group dedicates nearly all of its R&D investments to its online gaming business, which seeks to provide broad market applications for products and services derived from its technology base, and expects to continue investing significantly in R&D in an effort to constantly improve customer experience and engagement. To support its strong reputation for security and integrity, The Stars Group employs what it believes to be industry leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming, and loyalty programs, rebates and rewards (i.e. incentives).

Online Casino and Sportsbook

        The Stars Group first launched online casino games in January 2014, and has quickly grown to become one of the leading operators in the world. Sportsbook was launched in June 2015 through the BetStars brand, and this emerging product has seen strong growth, focused mainly on markets within the EU. The Stars Group believes there are significant opportunities for further growth and diversification of revenues in the online casino and sportsbook verticals. The Stars Group believes that such potential opportunities include both direct customer acquisition, leveraging its brand awareness, and cross-selling the new products to its existing customer base. The Stars Group continues to improve its online casino and sportsbook product offerings, expanding the range of game content and broadening the range of betting markets. The Stars Group also continues to invest in product enhancements, improving the user experience of its websites and mobile applications. These improvements are accompanied by external marketing campaigns to drive both direct customer acquisition, and improve cross-selling to existing customers, as well as expanding the geographic reach of the products. In addition to online casino and sportsbook, The Stars Group currently intends to expand upon and explore other growth opportunities, including expanding upon its current social gaming offering, and pursuing other interactive entertainment opportunities.

        Combined online casino and sportsbook revenues is The Stars Group's second largest segment, earning $384 million for the year ended December 31, 2017, representing 29% of total revenue. Of these revenues, 87% were generated from casino.

Casino

        In January 2014, Full Tilt expanded its game portfolio by initially offering a variety of play-money table and casino games on its global online sites, including a range of single- and multi-player variations of blackjack and roulette, online slots and live dealer games. In November 2014, The Stars Group completed the introduction of play- and real-money casino games under the PokerStars brand to players in eligible markets, beginning with casino table games, single- and multi-player blackjack and roulette through the PokerStars desktop client interface. Throughout 2015, The Stars Group expanded its PokerStars online casino game offerings in certain markets to include live dealer games and slot machines as well as offering a limited selection of slot machines on its mobile applications, and in 2014, The Stars Group introduced the PokerStars Casino brand while adding a standalone mobile application for the brand, a "Vegas" tab, which provides access to additional slots, Millionaire's Island, The Stars Group's first in-house developed progressive jackpot slot game, and additional tier-one slot games. In 2017, The Stars Group launched Stars Mega Spin, its second in-house developed progressive jackpot slot game with a $1 million jackpot guarantee, and just over 170 new slot games from industry leading game studios.

        Since the introduction of online casino, The Stars Group has focused on improving its casino offerings. These improvements have included the ongoing expansion of the range of game content available, as well expanding their availability into new geographies. In addition to increased breadth, The Stars Group is investing to improve the user experience and user journeys, improving the cross-selling of its casino offerings to its existing online poker customer base. However, in addition to continued cross-sell efforts, The Stars Group continued measured external marketing efforts for its online casino, which it began in late-2016, to attract new customers and retain existing customers and expects to continue to do so.

        Despite limited direct marketing to date, The Stars Group has grown quickly to become one of the leading online casino operators. It estimates that its combined online casino, including PokerStars Casino, is currently among the world's largest and fastest growing online casinos and currently has one of the largest active player bases among its competitors. The main driver of this growth to date has been cross-selling to its existing poker customer base, with a single wallet and simple user journey with casino games integrated within the poker interface. The Stars Group gradually rolled out the availability of casino games to its customer base, with currently approximately three quarters of The Stars Group's aggregate real-money active unique poker customers being located in jurisdictions where its online casino offerings are available (primarily in Europe).

        The Stars Group has a wide range of plans to continue enhancing its online casino offerings, based around content, geographic reach, product improvements, promotions and loyalty. The Acquisition of SBG will support ongoing enhancements to the combined group's casino offering, including integrating additional casino games, such as top performing slots and additional in-house developed games. The Stars Group's online casino offerings will likely be rolled out to certain additional jurisdictions, with the potential for both cross-selling to additional customers as well as direct customer acquisition. Product enhancements are planned, such as enhancing its web casino and mobile applications and adding to its portfolio of unique and bespoke promotion tools. These promotional tools should enable improved promotions and loyalty, with ongoing investment in its Stars Rewards cross-vertical loyalty program and its VIP treatment program and the overall customer experience.

        The Stars Group also offers play-money and social casino through its desktop client and mobile applications, including through PokerStars, Jackpot Poker by PokerStars and Casino Rush by PokerStars, which are available on various online, mobile, social and television platforms and applications, such as Facebook, Apple's iOS and Apple TV, Google's Android and Amazon's Kindle. Play-money and social casino involve playing casino games for virtual currency through free websites, social networks, or other mobile or television applications. These offerings help to drive brand awareness, promote the enjoyment of such games in a safe environment, and provide The Stars Group with additional customer data and insight to help refine the user experience and journeys to further enhance players' enjoyment.

  Sportsbook

        Sportsbook is the largest segment of the global online betting and gaming industry with $25 billion in net revenues in 2017, making up 50% of the market (H2 Gambling Capital). Real-money online sportsbook involves online wagering on sporting events and certain non-sporting events using real-money. The Stars Group initially launched limited sports betting during 2015 and later announced the introduction of its BetStars brand in December 2015. The Stars Group currently offers sports betting products and services that are primarily focused on regulated jurisdictions within the European Union. Similar to real-money online casino, The Stars Group believes that the sportsbook may attract new customers, primarily by cross-selling PokerStars customers to the BetStars brand, as well as acquiring new customers directly to the BetStars brand through external marketing.

        The Stars Group believes there is potential to cross-sell sportsbook products to its existing customer base. Currently, almost two thirds of The Stars Group's aggregate real-money active unique poker customers are located in jurisdictions where its online sports betting offerings are available. Online sportsbetting is available to these customers in a seamless fashion, from a single wallet and account. These jurisdictions are primarily in the European Union, where the offering is available through both web and dedicated iOS and Android mobile applications.

        Product enhancements and innovation should support ongoing growth. BetStars offers a range of betting options across dozens of sports, including football, tennis, basketball and horseracing, as well as specialty offerings such as eSports and poker. The brand also features a range of in-play betting options and exclusive offers and promotions. To expand its offering in the future, we intend to introduce innovative new betting products on the platform to distinguish the brand from competitors. An example of BetStars innovation is the Spin & Bet product that was introduced in January 2016, which provides customers with the opportunity to potentially enhance their odds and potential pay-out.

        In addition to enhanced product features, a broader range of betting options, and improved functionality, The Stars Group intends to expand into certain additional jurisdictions. In 2017, BetStars announced the launch of its new mobile betting application across certain European Union markets, which was designed to enhance the overall user experience. The Stars Group intends to continue focusing on increasing its cross-sell to poker players and developing sportsbook as a strong secondary customer acquisition channel to poker by, among other things, improving the localization of its offering in certain European markets, improving the user experience, closing product gaps, enhancing its mobile applications, increasing marketing initiatives and utilizing unique promotional programs.

        The Stars Group is also one of the market leaders in the Australian online betting market, the second largest locally regulated jurisdiction in the world. The Stars Group acquired a 62% equity interest in CrownBet from Crown Resorts Limited (ASX: CWN) in February 2018. On April 24, 2018, The Stars Group increased its equity interest in CrownBet from 62% to 80% and CrownBet acquired William Hill Australia, an Australian-based online sportsbook. The Australian Acquisitions (as defined herein) created an operator of scale and the third largest operator in Australia and enhances the Company's position for the potential legalization of online poker in Australia as well as adding locally taxed revenues. In the calendar year 2017, William Hill Australia generated unaudited annual revenues of A$190.5 million and unaudited annual adjusted EBITDA of A$49.6 million, while Crown Bet generated unaudited annual revenues of approximately A$204.0 million and unaudited annual adjusted EBITDA of approximately A$7.9 million. CrownBet and William Hill Australia, on a combined basis, generated unaudited annual revenues of US$340.7 million and unaudited annual adjusted EBITDA of US$59.2 million for the twelve month period ended March 31, 2018. The financial information of William Hill Australia and CrownBet has not been reviewed by any auditors or by management. See "Presentation of Financial Information".

Sky Betting and Gaming Business Description

Sky Betting & Gaming Overview

        SBG is a leading mobile-led betting and gaming operator in the UK, which is the world's largest online gaming market. It has doubled its market share of the online market from 6% in 2014 to 12% in 2017, and within the mobile segment it is the market leader with 15% market share (Regulus Partners). The UK market is the largest online gaming market in the world, with £5 billion of net revenue in 2017, and is fast-growing, having grown at a net revenue CAGR of 19% from 2014 to 2017 according to Regulus Partners. SBG provides its customers in the UK with real-money sportsbook and a diversified gaming product portfolio, with customers enjoying a seamless experience through its integrated account and wallet, and a single sign-on between its different mobile apps. The original business was founded in 2000 and as of December 31, 2017, SBG is one of the largest online betting and gaming operators in the UK by number of active unique customers, and Sky Bet is the UK's leading betting mobile app by weekly users. SBG benefits from its strong relationship with Sky and the Sky brand, and leverages Sky's entertainment heritage to appeal to a growing, mass-market customer base in the fast-growing mobile channel.

        During 2016, SBG began to expand internationally, expanding its offering initially to Italy, and more recently into Germany and Austria. These markets are large and growing online gaming markets, where the Sky brand has a significant presence with over 10 million subscribers between these markets. SBG holds a brand license to use exclusively the "Sky" brands for certain betting and gaming activities, as well as long-term commercial agreements with Sky that provide for advertising and certain exclusive digital integration on the Sky Sports platform.

        SBG generates 100% of its revenue from regulated or taxed markets. Currently, SBG holds gaming operator licenses in the UK, Ireland, Alderney, Italy and Malta. For the year ended December 31, 2017, SBG generated 99% of its revenue from customers in the UK and Ireland, and 100% of its revenue was regulated or taxed locally.

        SBG takes a customer-centric approach to all aspects of its operations, with continuous investment in best-in-class technology, customer research and understanding, rapid and continuous innovation and fully integrated product and promotional campaigns. SBG has a large recreational customer base. It invests heavily in its safer gaming policies, procedures and marketing, aiming to create an environment where customers can enjoy betting and gaming responsibly and safely. SBG owns and controls much of its technology, with an in-house team of approximately 500 technology-focused individuals ensuring stability while supporting rapid innovation and development.

        Management believes that the SBG enjoys sustainable competitive advantages in the high-growth online gaming market. These advantages are based around (i) its market leading, mobile led product portfolio across betting and gaming with its apps consistently the highest rated and highest ranked in their categories, (ii) its strong brand and marketing assets, leveraging the brand heritage of Sky and expanding its own betting and gaming brands, (iii) a large, recreational and loyal customer base, with 84% of revenue for the fiscal year ended June 30, 2017 coming from customers who had been active for over a year, and 84% of its customers in the fiscal year ended June 30, 2017 losing less than £250, (iv) a leading technology platform, supporting rapid innovation with an average of 258 platform updates per week during the second half of calendar year 2017, and (v) an experienced leadership team, with a strong company culture that supports innovation and entrepreneurialism.

        SBG operates in four business lines:

        Betting.    SBG's betting brand, Sky Bet, is one of the UK's leading online betting operators by number of customers, offering pre-match and in-play odds in a wide range of markets, including football, horseracing, greyhound racing, golf, cricket, tennis, rugby, politics and TV and film. In the fiscal year ended June 30, 2017, 2.1 million customers staked a total of £3.4 billion with Sky Bet. SBG also operates some of the UK's most popular free-to-play sports games (included within the betting business line), such as Soccer Saturday Super 6, Sky Sports Fantasy Football, Sky Sports Fantasy Six-A-Side and ITV Pick 7. Customers may enter tournaments for free and potentially win large cash prizes of up to £1 million. SBG advertises within these games, promoting bespoke offers and bet selections.

        Gaming.    SBG's gaming operations are delivered through Sky Vegas, Sky Casino, Sky Poker, and Sky Bingo brands. Sky Vegas is one of the UK's leading online gaming brands by customers, with a strong product offering with more than 600 games, including table games (such as roulette and blackjack) and a range of slot machine and instant win games. Sky Casino offers SBG's customers a live casino experience, 24 hours a day. In addition to live games, Sky Casino offers a broad range of slot machine content and random number generator table games. Sky Poker is one of the UK's leading online poker rooms, with an enriched experience that includes chat, tournaments and poker in contemporary formats that are played in Pounds Sterling. Sky Bingo aims to provide the exciting and social feel of bingo and includes a chat function and competitions. Finally, SBG owns Core Gaming, a proprietary in-house game development studio that provides new content for SBG (22 new games in fiscal 2017) and also licenses its games to third-party operators on a business-to-business basis.

        Oddschecker.    Oddschecker, SBG's business line comprising its odds comparison website ("Oddschecker") is the UK's leading odds comparison site, which provides its customers with easy access to the best odds in the market, as well as tips and other information. Oddschecker operates websites in the UK, Ireland, Italy, Germany, Australia, Denmark and Spain.

        International.    SBG's international offering provides online sports betting and gaming products and services to customers in Italy, and online sports betting only to customers in Germany and Austria. Neither Bingo nor Poker products are offered in international territories. These international markets each have a strong sporting heritage and an established Sky brand presence.

        SBG has a strong financial profile, underpinned by historically rapid organic growth and high cash conversion. The business model has high revenue retention rates, strong operating margins and a capital efficient model with high operating free cash flow generation. In the nine months ended March 31, 2018, SBG's revenue and SBG Adjusted EBITDA were £496 million and £157 million, respectively. In the fiscal year ended June 30, 2017, SBG generated revenue of £516 million and SBG Adjusted EBITDA of £146 million, respectively, with over 2.5 million customers using its products.

        Within the UK online betting and gaming market, from 2014 to 2017, SBG more than doubled its online betting market share by revenue (2.2x increase) and saw a 1.6x increase in online gaming market share. According to Regulus Partners, SBG is also the fastest growing established UK betting and gaming operator (being those operators with a market share in excess of 5% by revenue since 2014). In November 2016, SBG expanded its focus on international growth by launching its first real-money international business in Italy (skybet.it) and, in November 2017, launching into its second international market in Germany and Austria (skybet.de). SBG now has approximately 1,450 employees located across offices in Leeds, Sheffield, Birmingham, London, Rome and Malta.

        SBG's growth has been driven by a combination of growth in the online gaming market in the UK and ongoing market share gains. Regulus Partners estimates that UK online gaming revenues have grown at a CAGR of 18% over this period, and SBG's market share of online gaming revenue increased from 6.3% in 2014 to 12.2% in 2017. This market share growth has been supported by significant investments in brand, technology and people, with the rate of investment accelerating after SBG became an independent company in March 2015. These investments have been focused on delivering leading customer experiences, particularly within mobile, capitalising on the key growth segment of the UK gaming market. SBG's investment in product and user experience, as well as its suite of free to play games and integration with Sky and ITV have also helped to grow the market, with nearly 30% of its new customers in the fiscal year ended June 30, 2017 opening their first online betting or gaming account with SBG. From 2014 to 2017, SBG captured over 20% of the growth in UK online gaming market.

$ Million	2016	2017
December Year-End
Revenue	606	805
Growth (%)	n/a	33%
SBG Adjusted EBITDA(1)	167	261
SBG Adjusted EBITDA Margin (%)(2)	27%	32%
SBG Free Cash Flow(3)	128	218

(1)
We define SBG Adjusted EBITDA as profit/(loss) for the period attributable to equity shareholders before tax expense/(credit), finance costs, investment income, revaluation of financial instruments measured at fair value, depreciation, amortization and impairment. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures." For a reconciliation of SBG Adjusted EBITDA to the nearest IFRS measure, see "Summary Financial Information—Summary Information of Sky Betting & Gaming."

(2)
We define SBG Adjusted EBITDA margin as SBG Adjusted EBITDA divided by revenue. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures."

(3)
We define SBG Free Cash Flow as SBG Adjusted EBITDA less Capex. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures." For a reconciliation of SBG Free Cash Flow to the nearest IFRS measure, see "Summary Financial Information—Summary Information of Sky Betting & Gaming."

Competitive Strengths

  World's Largest Publicly Listed Online Gaming Corporation with Defensible Market Position and Strong Momentum

        Upon completing the Acquisition, The Stars Group will become the largest publicly listed global online gaming company with pro forma revenues of $2,116 million and revenues of $2,117 million on a Combined basis, in each case, for the year ended December 31, 2017. The level of growth at The Stars Group is partly coming from the significantly expanding online gaming market, but also from increasing market share in certain jurisdictions. Over the past four years, SBG has successfully doubled its market share of the UK online gaming industry, the largest in the world. SBG's growth can be attributed to many things, including its unique relationship with Sky, its focus on mobile and ability to consistently create exciting, fun, reliable and fair products that customers return to and remain loyal to. Meanwhile, The Stars Group has diversified its revenue streams since 2014 and not only remains the global leader in online poker, with approximately eight times the revenue of its nearest public competitor as of the year ended December 31, 2017, but has also successfully grown its casino platform to a top tier competitor with one of the largest daily active player base.

        TSG Adjusted EBITDA Margin for the year ended December 31, 2017 was 46%, which we believe leads to the ability to generate significant cash flow allowing the Company the ability to invest in the business to achieve organic growth while defending its market position. Management believes that scale is important in the industry, with a larger customer base providing larger revenues, which support investment in product, content and marketing to drive increased customer acquisition, which in turn drives higher revenues.

  Geographically Diverse Presence with Licenses or Approvals in 19 Jurisdictions

        Upon completing the Acquisition The Stars Group will be licensed and approved in 19 jurisdictions globally and has customers in more than 100 countries. This diversification provides a global platform with limited exposure to any individual jurisdiction. The Acquisition of SBG greatly enhances The Stars Group's regulatory and business risk profile by increasing the proportion of revenue from regulated markets (SBG's revenues for the year ended December 31, 2017 were 100% regulated and/or locally taxed) and creates a geographically diverse, mobile-led online gaming leader with a strong growth trajectory.

        Including the Acquisition of SBG, 37% of revenue on a Combined basis (including CrownBet) for the year ended December 31, 2017 came from the United Kingdom, the largest regulated online gaming market globally, and in total, 75% of revenue on a Combined basis (including CrownBet) for the year ended December 31, 2017 came from regulated and taxed markets, up from 57% for The Stars Group in the fourth quarter of 2017 on a standalone basis.

  Product Diversification, with Leading Positions in All Verticals

        In addition to increased geographic diversification, the Acquisition significantly improves the product diversification of The Stars Group. Following the Acquisition, The Stars Group's product portfolio will be well balanced with each of sports betting, poker and casino contributing 34%, 37%, and 26%, respectively, on a Combined basis (including CrownBet) for the year ended December 31, 2017. This compares to The Stars Group's current reliance on poker for 67% of its revenues for the year ended December 31, 2017 on a standalone basis. The Stars Group believes that this increased diversification insulates its core gaming business from any material shifts in customer trends and preferences by product, and provides a strong platform for growth across all key product verticals, combining the global leader in poker with a UK leader in sportsbook and casino.

  Strong Free Cash Flow Generation Due to Top-Line Momentum, High EBITDA Margins and Low Capital Expenditure Requirements

        Revenue on a Combined basis grew from $1,762 million in 2016 to $2,117 in 2017, corresponding to a year-on-year growth rate of 20%. This reflects strong momentum in The Stars Group's casino and sportsbook business and the growth of SBG.

        Through a highly scalable business model, The Stars Group delivers robust cash generation with significant free cash flow conversion. TSG Adjusted EBITDA Margins (46% in 2017) are well above listed online gaming peers, reflecting its highly scalable model, network effects, efficient operations and leading position in poker. Its low capital expenditure requirements and efficient capital expenditure structure results in strong cash flow conversion.

        Free Cash Flow on a Combined basis increased from $617 million to $782 million from 2016 to 2017, reflective of the group's excellent flow-through.

        Pro Forma Adjusted EBITDA would have been $861 milion for the year ended December 31, 2017 (before anticipated cost synergies of at least $70 million expected to be realized within two years post-Acquisition). For information about the risks associated with the Acquisition and our estimated synergies and cost savings, see "Risk Factors—Risks Related to the Acquisition—We may not realize any or all of our estimated synergies and cost savings, which would have a negative effect on our results of operations" and "Cautionary Note Regarding Forward-Looking Statements."

        The Stars Group is committed to deploying its strong cash flows towards an orderly deleveraging of its balance sheet and has done so in the past reducing net total leverage from 6.1x as of May 31, 2014 to 3.7x as of March 31, 2018, including as evidenced by is prepayment of its USD Second Lien Term Loan of $40 million and $75 million in August and September of 2017, respectively, and in May 2017 paying off the outstanding balance of the $400 million deferred purchase price for the Stars Interactive Group.

  Loyal and Active Customer Base

        The Stars Group maintains a loyal and recurring customer base that has remained active with 78% of all revenues for the year ended December 31, 2017 coming from customers that have been playing on The Stars Group's products for more than three years, 84% from customers that have been playing more than two years and 93% from customers that have been playing more than one year. The Stars Group believes that this strong customer retention has been primarily driven by its liquidity and offerings innovative and ever-expanding portfolio of product offerings, and loyalty programs and promotions, commitment to customer service, and overall security and game integrity.

        The Stars Group believes that the Acquisition of SBG will bolster its active unique customer base going forward as SBG has similarly seen strong customer and revenue retention each year since 2011 and has substantially retained each annual cohort of new customers during such period. For the year ended December 31, 2017, 84% of SBG gross gaming revenue was generated by existing customers, who are considerably loyal with 58% of customers using the Sky Bet brand exclusively and, according to Kantar Betscope, the average SBG customer maintains an average of 1.9 betting accounts as compared to the industry average of 2.5. SBG believes that this strong retention is primarily the result of effective customer targeting through the use of data, customer insight, product personalization and targeted marketing.

  Attractive Demographic Supported by Structural Tailwinds

        The active customers for both The Stars Group and SBG are currently primarily of a younger demographic, for which online and mobile gaming is increasingly popular and from where the vast majority of growth in the online gaming and betting sector is expected to come.

        The Stars Group and SBG believe that growth in online and mobile gaming is underpinned by certain structural tailwinds, including increased internet and smartphone penetration, product innovation, adoption of e-commerce and payments and the increasing coverage of live sports.

        SBG believes its customer base is primarily comprised of younger, recreational customers who have a high propensity to play its products via mobile devices, the fastest growing segment in the market according to data from Regulus Partners, with 90% of SBG betting and 71% of SBG gaming revenue coming from mobile in fiscal 2017. SBG has some of the highest rated betting and gaming apps in the UK app stores, and with high customer usage and constant innovation driving product improvements, this increases the positive feedback loop effect, driving customer acquisition due to the high-ranking apps.

Source: Regulus Partners, Kantar Betscope

        According to Regulus Partners, the online gaming market is a structural growth market in the UK, with a 16% revenue CAGR from 2007-2017, compared to 4% for the UK gaming market as a whole, with the offline market being flat over this period. The proportion of commercial gaming (excluding the Lotteries) that is digital in the UK has increased from 14% to 45% over this period, and Management believes that the factors supporting this channel shift remain in place to support ongoing strong growth in online gaming. Please see "Industry".

  Strong Secular Tailwinds Provide Continued Runway for Growth

        There is an expanding market opportunity for poker and other forms of online, regulated, gaming in The Stars Group's key markets. Today, Europe is a relatively developed market with the majority of European Union countries now having licensing systems in place, and the larger markets that do not are generally in the process of forming regulations (such as The Netherlands). We are intending to leverage the stable foundation of the Sky brand in its operating countries in Europe (including in Germany and Italy), in association with the global platform of The Stars Group, to develop a strong SBG brand into Europe. The Stars Group is already a top 2 online gaming operator by market share in Italy and there is still significant opportunity to expand the sportsbook in Italy, as well as in other European markets, including Germany, and strives to achieve a leading position in such regions. Further growth is expected to be bolstered by the Southern European market moving towards pooled liquidity for poker, which drives volume from network effects, and which began in January 2018 with France and Spain, and continued in May 2018 with Portugal. While regulations are broadly supportive across Europe, Management believes there is significant scope for growth in these markets. Across Europe, excluding the UK, H2 Gambling Capital estimates that 28% of all gaming is digital, compared to 46% in the UK.

        We believe the online betting market in the United States will present a significant opportunity following the U.S. Supreme Court's decision to strike down a federal law prohibiting states from authorizing sports betting on May 14, 2018. Following this ruling, we expect that several states will adopt legislation that may enable the development and expansion of online gaming markets. For example, most recently Pennsylvania passed legislation in 2017 permitting online sports betting, poker and casino, and The Stars Group has applied for a license to operate there. Combining SBG's best-in-class sportsbook and media partnerships and The Stars Group's brand recognition, technology platform established presence and large customer base in the US, The Stars Group believes it is uniquely positioned to benefit from this potential market.

(1)
On a Combined basis.

(2)
TSG Free Cash Flow Conversion and SBG Free Cash Flow Conversion on a Combined basis. See "Cautionary Note Regarding Use of Non-GAAP Measures".

  Two Low-Cost Customer Acquisition Channels with a Scalable Platform Poised to Capitalize on Growth Opportunities Through Cross-Selling

        The Stars Group's market-leading poker vertical is a large-scale, low-cost customer acquisition channel with significant network effects that benefit from cross selling and scale. The Stars Group believes that the Acquisition of SBG bolsters this platform and adds a second strong, low-cost customer acquisition channel and increased cross-selling opportunities. Of particular importance is the ability to cross-sell existing poker and sports betting customers into high-yielding casino products, which The Stars Group expects will result in substantial operating leverage. The Stars Group's has taken a measured approach in marketing its casino product, primarily leveraging the existing customer base to achieve strong growth through cross-selling.

        In less than three years since launch in 2014, The Stars Group's online casino and sportsbook revenue reached $384 million for the year ended December 31, 2017 with minimal marketing spend.

        The Stars Group anticipates that the addition of the SBG platform will further increase its growth opportunities through cross selling through the following four ways:

  •
  Poker to Sports:  Cross-sell The Stars Group's expansive poker base into SBG's leading sports betting products;

  •
  Poker and Sports to Casino:  Cross-sell a large and relatively low cost per acquisition customer base from The Stars Group's and SBG's poker and sports betting products into their high yielding casino products;

  •
  Sports to Poker:  Cross-sell from SBG's leading sports betting products to The Stars Group's leading poker platform; and

  •
  Play-Money to Real-Money:  Cross-sell The Stars Group and SBG's free-to-play and freemium customer base into their real-money products where available.

        The Stars Group also expects to benefit from SBG's relationship with Sky through exposing its customers to the brand, which it believes will enhance its ability to cross-sell its existing customers who are familiar with or associate with the brand and its reputation.

  Leading Technology Platform, Supporting Innovation, Scalability and Resilience

        The Stars Group runs a fully proprietary and highly customizable technology platform that operates in more than 100 countries, supporting approximately 20 languages and multiple currencies. This platform allows for unique innovations in The Stars Group's core verticals—and its holistic back office, single account, common wallet (with bonusing and gamification) allowed for the introduction of Stars Rewards, the industry's first true cross-vertical-loyalty (CVL) program. The Stars Group's platform also allows for efficient access to new markets as the Company is not fully dependent on third party suppliers to ensure product functionality and compliance with regulations required to launch in a new market. This is evidenced by the recent pooling of poker liquidity in the formerly ring-fenced markets of France, Spain and Portugal, where The Stars Group is the only operator licensed and operating in all three jurisdictions on a pooled basis.

        The technology infrastructure used for The Stars Group's online gaming business was designed to support its growth by having the flexibility and scalability to adapt and conform to the demands and changes in its product offerings. The Stars Group's product development philosophy is focused on continuous innovation in creating and improving its product offerings. The Stars Group continuously develops its proprietary platforms, games and content, and has invested significantly in its technology infrastructure to ensure a positive experience for its customers, not only from an entertainment perspective, but most importantly with respect to security and integrity across business divisions and verticals. In addition, this platform offers functionality across six key platforms: iOS, Android, Web, Mobile Web, Windows, and Mac.

        SBG owns and controls most of its technology, with full control of the customer-facing elements. The platform is highly scalable, supporting peak loads of over 300 bets per second, one of the busiest e-commerce platforms in any segment. SBG operates a lean and agile structure that supports rapid innovation, with an average of 258 platform updates per week during the second half of calendar year 2017. Despite the high loads and rapid innovation, the SBG platform is highly resilient and robust with 99.99% up-time during the same period. The Stars Group currently expects that SBG's UK technology platform will remain stand-alone to maintain momentum and continue delivering market-leading products and apps.

  Iconic and Well-Invested Global Brands Reaching Millions of Registered Customers

        The Stars Group has several brands that we believe are iconic, internationally recognised and industry defining. The Stars Group believes that its continued investment into content production, live events and the use of celebrities and pros has contributed to establishing it as the leading online poker operator, with global brand awareness of 67% and even higher awareness in many local markets. In addition, The Stars Group's use of celebrities, pros, live poker, social media, TV and digital channels to promote the brand and the game of poker have resulted in scale and efficiency in its marketing. Going forward, The Stars Group anticipates increasing its marketing spend to drive future growth, including in sportsbook and casino, given the opportunity to extend its strong poker brand to a broader consumer base.

        Sky is the 4th most valuable global sports brand (Sky Sports) and is the 6th most valuable brand in the United Kingdom. Sky has 26.4 million customers with 16.3 million of those in Ireland and the UK. Sky covers seven European territories which includes the UK, Ireland, Germany, Austria, Italy, Switzerland and Spain. Sky annually invests approximately ~£6 billion in content. SBG also holds an exclusive brand license to use the Sky Bet brands for betting and gaming activities, as well as long-term commercial agreements with Sky that provide for advertising and exclusive digital integration on the Sky Sports platform. This 25-year license with Sky has 22 years remaining.

        SBG considers its symbiotic relationship with Sky Sports a key strength, and it has developed a strong relationship of collaboration with Sky that SBG believes will continue to drive its value. In addition to commercial agreements, benefits of SBG's relationship with Sky include customer recognition of the Sky brand, integrated marketing campaigns and cross promotion across Sky Sports channels and platforms, as well as the free-to-play games operated by SBG and jointly promoted by SBG and Sky, which provides multiple customer touchpoints and lowers the cost of customer acquisition. SBG leverages Sky's entertainment heritage to appeal to a large mass-market customer base.

  Proven Management Team with Significant Online Gaming Expertise

        The Stars Group's leadership team consists of accomplished industry veterans with a proven track record of executing effective strategies and achieving profitable growth. Furthermore, The Stars Group has demonstrated its ability to acquire and successfully integrate acquisitions, including the Australian Acquisitions. The Stars Group believes that the addition of SBG management, a proven senior management team who will lead the combined UK initiatives will enhance the performance and abilities of the combined company. The combined management teams will be one of the most experienced management teams in the industry.

        Brief biographies on key management are below:

        Rafael Ashkenazi has been the CEO of The Stars Group Inc. since 2016, the CEO of Stars Interactive Group since 2015, and a director of The Stars Group Inc. since 2018. He is an experienced gaming industry executive and joined the Company from Playtech, a global gaming software company, where he served as the COO. Prior, Mr. Ashkenazi served as VP of project & products for SQLink Group, an Israeli provider of end-to-end IT services, and he worked at Hapoalim Bank, the largest bank in Israel, as a System Analyst and Developer. Mr. Ashkenazi graduated with honors from Shenkar College in Israel where he earned a B.A. in Industrial Engineering.

        Brian Kyle has been CFO of The Stars Group Inc. since 2017. He has over 25 years of senior financial & strategic planning experience. Previously, Mr. Kyle served as the CFO of Pivot Technology Solutions, Inc, and previously, CFO of DH Company. Prior, he was Partner and Co-Founder of ALSA Capital Ltd. and worked with Teranet Inc and Davis Henderson. He was nominated for Canadian Chief Financial Officer of the Year for 2009 by Teranet Inc. Mr. Kyle holds an Honorary Doctorate of Law from Assumption University and a Masters in Business Administration from Queen's University School of Business.

        Dr. Jerry Bowskill has been the CTO of The Stars Group Inc. since 2017. Previously, Dr. Bowskill served as the CTO of Williams Interactive LLC and co-Founded Gaming Technology Solutions PLC, where he served as its Technology Director. With a background in interactive media R&D, his more than 10 years of iGaming platform technology experience was gained by launching open content integration solutions for a wide range of operators in highly regulated markets around the world. Previously, Dr. Bowskill served as the CTO of TouchTunes Interactive Networks and a variety of roles at Scientific Games Company, including as its Chief Architect. He also served as the Technology and Solutions Director at Playtech plc, following its acquisition of Gaming Technology Solutions in 2009. Dr. Bowskill has a BSc (Honors) degree in Microelectronics and Information Processing and a Ph.D in Image Processing, each from the University of Brighton in the United Kingdom.

        Marlon Goldstein has been the Executive Vice President and Chief Legal Officer of The Stars Group since 2014. Prior to joining The Stars Group, Mr. Goldstein was a principal shareholder in the corporate and securities practice at the international law firm of Greenberg Traurig P.A., where he practiced as a lawyer from 2002 until 2014 (since 2006 as a shareholder). Mr. Goldstein's practice focused on corporate and securities matters, including mergers and acquisitions, securities offerings, and financing transactions. Mr. Goldstein was also the co-chair of the firm's Gaming Practice.

        Richard Flint has been the CEO of Sky Betting and Gaming since 2001. Richard has over 18 years' experience in online businesses, starting as a Channel Director at FT.com and then as the Product Director of online start-up flutter.com (merged with Betfair in 2001). He has also worked as a consultant at McKinsey & Company. Richard holds a Master's degree in engineering, economics and management from University of Oxford and a Master's in public policy from Harvard University.

        Ian Proctor has been the CFO of Sky Betting and Gaming since 2008, before which he had held a series of senior finance roles at Sky, since joining them in 1993. Ian is a qualified Chartered Accountant and holds a BA in business studies from Robert Gordon University, Aberdeen.

        Andy Burton has been the Chief Technology Officer of Sky Betting and Gaming since 2009 and is responsible for all aspects of technology. Originally a software engineer, Andy has over 25 years' experience working in tech firms and prior to SBG, he worked for various companies including Barclays, KPMG, Virgin Mobile, Freeserve and Orange.

        The management team of SBG also includes Edward Moss, Managing Director of Sports Betting, Data and International. Prior to joining SBG, he worked for various companies, including British Airways.

        The Stars Group management team also includes Bo Wanghammar, Managing Director of Casino, Andrew Lee, Managing Director, BetStars and Gino Appiotti, Managing Director, Poker. Prior to joining The Stars Group, these individuals worked for various companies, including Mr. Green & Co., bwin.party Digital Entertainment, WorldRemit, William Hill and PepsiCo.

        The management team of William Hill Australia and CrownBet includes Matthew Tripp, Chief Executive Officer, Nick Tyshing, Chief Operating Officer, Ed Owens, Chief Marketing Officer, Andrew Menz, General Counsel and Mark Gay, Chief Technology Officer.

Our Business Strategy

        The Stars Group focuses on the creation of long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of products and services that it expects will deliver sustainable, profitable long-term growth. The Stars Group places great emphasis on the customer and its goal is to become the world's favorite online gaming destination, which it believes it can achieve by creating a fun and positive experience and many winning moments.

        To do this, management seeks certain ongoing, principal strategic initiatives, including:

  •
  Strengthening, Expanding and Diversifying its Products and Services

  •
  The Acquisition provides The Stars Group with greater revenue diversification and additional exposure to sports betting, the world's largest and fastest growing online gaming segment. For the year ended December 31, 2017, on a Combined basis (including CrownBet), poker, sportsbook and casino revenues comprise 37%, 34%, and 26% of total revenues, respectively, versus 67%, 4%, and 26%, respectively for The Stars Group, on a standalone basis for the year ended December 31, 2017, with the remainder attributed to other nominal sources of revenues.

  •
  Poker—The Stars Group will continue to focus on its core poker offerings, which historically have been its primary customer acquisition channel and in which The Stars Group believes it currently has a competitive advantage, with scale benefits and network effects as it is approximately eight times as large as its nearest publicly-listed competitor in terms of poker revenues. The Stars Group intends to both maintain leadership and continue improving, expanding and innovating its product offerings in poker. The Stars Group intends to achieve these objectives through continued rollout and introduction of new and innovative poker offerings and marketing campaigns, and continued improvements in the poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players).

  •
  Sportsbook—The Acquisition of SBG will allow The Stars Group to significantly enhance its customer's sports betting experience with the introduction of high-quality mobile led products to its ecosystem, such as Sky Bet. SBG's robust technology platform and rich customer data will allow The Stars Group to bolster its sports product both in existing SBG markets and in the rest of the world. Furthermore, the addition of sports betting as a second low-cost customer acquisition channel will complement The Stars Group's core poker business and enable more effective cross-sell to players across multiple verticals.

  •
  Casino—The Stars Group intends to continue to develop, improve and expand its online casino product PokerStars Casino with improved content, product and promotions (in 2018 year-to-date, The Stars Group has launched 90 new casinos games to increase diversification of offerings). The Acquisition provides The Stars Group with the mobile led Sky Vegas and Sky Casino brands that will help The Stars Group to improve its casino offering in existing SBG markets and in the rest of the world.

  •
  Other—The Stars Group intends to selectively expand upon its current social gaming offerings and pursue other interactive entertainment opportunities. The Stars Group and SBG's free-to-play and freemium products have significant player bases which promote customer engagement and can be cross-sold into real-money products worldwide.

  •
  Expanding its Geographical Reach and Promoting Regulation

  •
  The Acquisition of SBG provides The Stars Group with an increased presence in regulated markets, particularly within the United Kingdom, the world's largest regulated online gaming market. The Australian Acquisitions earlier this year also allowed The Stars Group's to enter Australia, the world's second largest regulated online gaming market. For the year ended December 31, 2017, The Stars Group's revenue exposure by geography on a Combined basis (including CrownBet) will see increased diversification, comprising 37% UK, 32% Other European Union, 12% Australia, 10% Other Europe, 7% Americas and 2% Rest of World. Additionally, on a Combined basis (including CrownBet), for the year ended December 31, 2017, 75% of The Stars Group's revenues would have originated from regulated or locally taxed jurisdictions.

    •
    The Stars Group currently intends to expand its geographical reach by offering its products and services in certain additional jurisdictions, including through the promotion of the regulation of online gaming in new and emerging markets and potential partnerships or arrangements with existing operators or other third parties, including, without limitation, states within the United States, and certain countries within Asia, Latin America and Eastern Europe. The Stars Group currently expects that these and other jurisdictions may become significant growth opportunities.

    •
    The Stars Group intends to focus on becoming a market leader in the emerging online gaming market in the United States. Currently, certain subsidiaries of The Stars Group are authorized to conduct online gaming (poker, casino and sports) in New Jersey using the PokerStars and Full Tilt brands, and The Stars Group intends to seek approval to offer its online gaming products in certain other U.S. states if and when they regulate and establish an applicable licensing regime, including Pennsylvania, which passed legislation in late-2017 permitting online poker, casino and sports betting within that commonwealth. The U.S. market is expected to present a significant growth opportunity for The Stars Group, with the recent U.S. Supreme Court decision striking down a federal law prohibiting states from authorizing sports betting serving as a primary catalyst for states to consider new gaming regulations. Combining SBG's best-in-class sportsbook product and The Stars Group's significant player base and recognized brands, The Stars Group is uniquely positioned to capture the growth of this emerging market.

    •
    The Stars Group's current strategy in Asia, including India, Latin and South America and Eastern Europe primarily seeks to promote brand awareness and market development through various gaming, non-gaming and land-based efforts, including, as applicable, establishing relationships with existing operators, including potential B2B arrangements, the PokerStars sponsorship of brand ambassadors, and sponsored live events, the PokerStars LIVE branded poker rooms and The Stars Group's play-money offerings. The Stars Group also promotes shared liquidity for online poker in and across jurisdictions where it believes there would be a benefit not only to its business, but also to its customers, those jurisdictions and the overall online gaming industry. For example, in January 2018, The Stars Group became the first online operator approved to offer a shared player pool between the locally licensed markets of France and Spain, which it then expanded to Portugal in May 2018, and intends to seek approval to expand to Italy if and when permitted.

    •
    The Stars Group's overall strategy to expand its geographical reach includes, but is not limited to, (i) building relationships with governments and private operators, and (ii) working with regulators and government officials to implement regulations beneficial to its customers, the citizens of the regulating jurisdiction and the industry as a whole.

  •
  Continue to Elevate and Improve the Customer Experience

  •
  The Stars Group seeks to become the world's favorite online gaming destination through, among other things, creating winning moments for its customers. It plans to do so through its comprehensive and innovative product offerings and its focus on creating the best customer experience in the industry by concentrating on customer enjoyment, engagement and service as well as its dedication to responsible gaming, security, game integrity and transparency. The Stars Group launched its cross vertical loyalty program Stars Rewards in July 2017, which it believes is the first of its kind in the industry. The highly customizable program is continuously monitored and improving in order to enhance engagement among existing customers. The Stars Group's and SBG's customer databases gives them unique access to customer data and insight to enhance and improve their product range, content and user experience to further enhance their competitive position.

  •
  Pursuing Operational Efficiencies

  •
  Beginning in 2016, The Stars Group launched its operational excellence program to review its expense structure and identify areas for improvement that it believes will enhance shareholder value. So far, this program has resulted in rationalizing The Stars Group's operations, including consolidating and moving certain office locations. The Stars Group expects to continue to focus on further optimizing its operations to potentially achieve a higher level of efficiency, effectiveness and quality throughout the organization, including capital investments to further automate and improve the effectiveness of certain business processes. The Stars Group will also continuously assess and monitor the overall impact of these initiatives on its operations and performance. The Acquisition of SBG will also improve The Stars Group's products and technology as a result of the addition of SBG's leading casino and sportsbook offerings. Cost synergies resulting from the Acquisition are estimated at approximately $70 million per annum, which will include the rationalization of overlapping roles and responsibilities, non-headcount G&A savings, marketing spend optimization in the UK, Italy and Germany, and optimizing The Stars Group's sportsbook costs (e.g., mitigating duplicative data feeds). The Company will incur one-time cash costs of approximately 1.2x the expected $70 million in recurring cost synergies in order to achieve such synergies. The full benefit of the cost synergies is expected to be achieved within two years of closing the Acquisition. For information about the risks associated with the Acquisition and our estimated synergies and cost saving, see "Risk Factors—Risks Related to the Acquisition—We may not realize any or all of our estimated synergies and cost savings, which would have a negative effect on our results of operations" and "Cautionary Note Regarding Forward-Looking Statements".

Recent Financial and Operational Performance for The Stars Group

  First Quarter 2018 Financial Summary

	Three Months Ended March 31,
			Year-over-Year Change
$000's except percentages and per share amounts	2018	2017
Revenue	392,891	317,320	23.8%
Net earnings	74,361	65,753	13.1%
Diluted net earnings per common share	$0.36	$0.33	9.1%
TSG Adjusted EBITDA(1)	175,022	151,001	15.9%
Adjusted Net Earnings(2)	139,207	113,367	22.8%
Adjusted Net Earnings per Diluted Share(2)	$0.66	$0.56	17.9%
Net cash inflows from operating activities	132,069	95,547	38.2%

(1)
We define TSG Adjusted EBITDA as net earnings before financial expenses, income taxes expense, depreciation and amortization, stock-based compensation, restructuring and certain other items. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures." For a reconciliation of TSG Adjusted EBITDA to the nearest IFRS measure, see Note 1 under "Summary Financial Information—Summary Information of the The Stars Group."

(2)
We define Adjusted Net Earnings as net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures." For a reconciliation of Adjusted Net Earnings to the nearest IFRS measure, see Note 2 under "Summary Financial Information—Summary Information of the The Stars Group."

First Quarter 2018 and Subsequent Financial Highlights

  •
  Revenues—Revenues for the quarter increased 23.8% year-over-year. On a constant currency basis, revenues for the quarter would have increased by 12.4%. Real-money online poker revenues and real-money online casino and sportsbook revenues represented 62.6% and 34.2% of revenues for the quarter, respectively. See "Management's Discussion and Analysis of The Stars Group".

  •
  Poker Revenues—Real-money online poker revenues for the three months ended March 31, 2018 were $245.9 million, or an increase of 12.4% year-over-year. On a constant currency basis, real-money online poker revenues would have increased by 2.3% for the three months ended March 31, 2018. The increase in poker revenue was primarily driven by the positive impact of the Stars Rewards loyalty program, foreign exchange fluctuations, and the introduction of shared poker liquidity in France and Spain, as offset by, among other things, the cessation of operations or difficult operating conditions in certain markets including Australia and Colombia. See "Management's Discussion and Analysis of The Stars Group".

  •
  Casino & Sportsbook Revenues—Real-money online casino and sportsbook combined revenues for the quarter were $134.5 million, or an increase of 55.0% year-over-year. During the three months ended March 31, 2018, 20.7% of the casino and sportsbook revenues related to sportsbook revenues. On a constant currency basis, real-money online casino and sportsbook combined revenues would have increased by 39.3% for the quarter. The increase in casino and sportsbook combined revenue was primarily driven by continued improvements in The Stars Group's casino and sportsbook product offering, positive impacts of foreign exchange fluctuations, and the addition of revenue related to the Australia Acquisitions. See "Management's Discussion and Analysis of The Stars Group".

First Quarter 2018 and Subsequent Operational Highlights

  •
  Quarterly Real-Money Active Uniques (QAUs)—Total QAUs were approximately 2.24 million, a decrease of approximately 4.6% year-on-year primarily led by The Stars Group's strategy of focussing on positive return customer relationship management initiatives to attract high-value, net-depositing customers (primarily recreational players) and the cessation of operations or difficult operating conditions in certain markets including Australia and Colombia. Approximately 2.09 million of such QAUs played online poker during the quarter, a decrease of approximately 5.5% year-over-year, while The Stars Group's online casino offerings had approximately 621,800 QAUs, a decrease of 2.4% year-over-year, which The Stars Group continues to estimate as one of the largest active casino player bases among its competitors. The Stars Group's emerging online sportsbook offerings had approximately 335,800 QAUs, a 16.3% increase year-over-year. See "Management's Discussion and Analysis of The Stars Group".

  •
  Quarterly Net Yield (QNY)—Total QNY was $165, an increase of 26.7% year-over-year, and QNY excluding the impact of year-over-year changes in foreign exchange rates was $155, an increase of 18.7% year-over-year.

  •
  Net Deposits—Net Deposits were $353.4 million in the first quarter, an increase of 25.9% year-over-year. Net Deposits are closely correlated to The Stars Group's reported net gaming revenue as some or all of the deposits eventually become revenue. The Stars Group believes that the increase in Net Deposits was primarily driven by the implementation of the Stars Rewards loyalty program and continued focus on high-value customers (primarily recreational players), positive impacts from foreign exchange fluctuations and continued development of the casino and sportsbook product offerings.

  •
  Customer Registrations—Customer Registrations increased by 2.3 million during the quarter. The Stars Group defines Customer Registrations as the cumulative number of online real-money and play-money customer registrations on The Stars Group's brands.

 SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION

        Set forth below is the summary historical and unaudited pro forma condensed consolidated financial information for the periods and as of the dates indicated.

        The unaudited condensed consolidated pro forma statement of earnings information for the three months ended March 31, 2018 and the year ended December 31, 2017 presented below gives, effect to the following transactions: (i) the Acquisition, (ii) the incurrence of indebtedness under the Senior Facilities, (iii) the incurrence of indebtedness under the Senior Notes under the Notes Offering, (iv) this Offering and (v) the repayment of the Existing Credit Facilities and all of the outstanding indebtedness of SBG, as if they had occurred on January 1, 2017 and unaudited pro forma condensed consolidated statement of financial position information as at March 31, 2018, giving effect to the following transactions: (i) the Acquisition, (ii) the incurrence of indebtedness under the Senior Credit Facilities, (iii) the incurrence of indebtedness under the Senior Notes under the Notes Offering (or, if unavailable for any reason, the Senior Unsecured Bridge Facility), (iv) this Offering and (v) the repayment of the Existing Credit Facilities and all of the outstanding indebtedness of SBG, as if they had occurred on March 31, 2018. Such pro forma financial information has been prepared based on the audited and unaudited consolidated financial statements included in or incorporated by reference in this Prospectus Supplement of The Stars Group as at March 31, 2018 and for the three months ended March 31, 2018 and the year ended December 31, 2017 and SBG as at March 31, 2018 and for the three and nine months ended March 31, 2018 and the year ended June 30, 2017, and the six months ended December 31, 2017 and 2016 of SBG derived from the unaudited accounting records, and give effect to certain additional adjustments based upon available information and certain assumptions that we believe are reasonable. Such pro forma adjustments are based upon items that are (i) directly attributable to the Transactions and this Offering and (ii) factually supportable. For further information see the Unaudited Condensed Pro Forma Financial Statements included elsewhere in this Prospectus Supplement. The unaudited pro forma condensed consolidated statement of earnings for the twelve months ended March 31, 2018 is constructed by adding the unaudited pro forma condensed consolidated statement of earnings for The Stars Group for the twelve months ended March 31, 2018 and the unaudited pro forma condensed consolidated statement of earnings for SBG for the twelve months ended March 31, 2018.

        The summary historical and pro forma condensed consolidated financial information should be read in conjunction with "Selected Pro Forma Financial Information", "Selected Historical Financial Information of The Stars Group", "Selected Historical Financial Information of Sky Betting & Gaming", "Management's Discussion and Analysis of The Stars Group" and "Management's Discussion and Analysis of Sky Betting & Gaming", as well as the historical and pro forma consolidated financial statements included and incorporated by reference in this Prospectus Supplement and the Prospectus.

 Summary Pro Forma Information

Unaudited pro forma condensed consolidated statement of earnings (loss)

(in thousands of U.S. dollars except per share amounts)	For the three months ended March 31, 2018	For the Year ended December 31, 2017	For the Twelve months ended March 31, 2018
Revenues	611,942	2,116,476	2,245,785

Expenses
Selling	132,645	409,883	442,515
General and administrative	278,606	1,012,311	1,060,741
Financial	93,242	350,367	360,365
Gaming duty	85,650	266,150	288,415
Acquisition-related costs	3,545	—	3,545

Total expenses	593,688	2,038,711	2,155,581

Gain from investments	1,023	34,524	35,112
Net loss from associates	—	(2,569)	(2,569)

Net earnings before income taxes	19,277	109,720	122,747
Income taxes	4,441	35,434	42,934

Net earnings	14,836	74,286	79,813

Net earnings attributable to:
Shareholders of The Stars Group Inc.	15,926	74,232	81,191
Non-controlling interest	(1,090)	54	(1,378)

Net earnings	14,836	74,286	79,813

Basic earnings per common share	$0.08	$0.37	$0.41
Diluted earnings per common share	$0.06	$0.29	$0.31

Unaudited pro forma unaudited statement of financial position
As at March 31, 2018

(thousands of U.S. dollars)
Assets
Current assets
Cash and cash equivalents—operational	580,279
Cash and cash equivalents—customer deposits	306,788

Total cash and cash equivalents	887,067
Restricted cash advances and collateral	5,962
Current investments—customer deposits	109,650

Accounts receivable	115,270
Inventories	245
Prepaid expenses and deposits	47,024
Income tax receivable	17,038
Derivatives	3,706

Total current assets	1,185,962
Non-current assets
Restricted cash advances and collateral	50,215
Prepaid expenses and deposits	16,929
Long-term accounts receivable	14,504
Long-term investments	9,298
Property and equipment	71,278
Investment tax credits receivables	3,881
Income tax receivable	17,411
Deferred income taxes	5,278
Derivatives	—
Goodwill and intangible assets	9,931,680

Total non-current assets	10,120,474

Total assets	11,306,436

Liabilities and equity
Current
Accounts payable and accrued liabilities	335,427
Other payables	52,688
Provisions	30,176
Customer deposits	407,171
Income tax payables	86,785
Current maturity of long-term debt	31,786
Derivatives	7,452

Total current liabilities	951,485
Non-current liabilities
Long-term accounts payable and accrued liabilities	2,646
Long-term debt	5,777,514
Provisions	5,661
Derivatives	130,149
Income tax payable	20,518
Deferred income taxes	459,412

Total non-current liabilities	6,395,900

Total liabilities	7,347,385

Equity
Total equity	3,959,051

Total liabilities and equity	11,306,436

—

(1)
The table below presents a reconciliation of Pro Forma Adjusted EBITDA to the nearest IFRS measure:

Pro Forma Adjusted EBITDA

	Twelve months ended December 31, 2017	Twelve months ended March 31, 2018
Pro forma Net Earnings	74,286	79,813
Pro forma income taxes	35,434	42,934
Pro forma Interest
Senior facilities—interest	215,057	223,967
Senior facilities—transaction costs	12,456	12,456
Senior notes—interest (includes transaction costs)	66,577	66,520

Pro forma interest	294,090	302,943
Pro forma depreciation and amortization	410,997	422,602
Pro forma other adjustments
SBG—Impairment	8,406	8,406
The Stars Group—Acquisition related costs	—	3,545
The Stars Group—Stock-based compensation	10,622	10,841
The Stars Group—Termination of employment agreements	5,842	4,388
The Stars Group—Termination of affiliate agreements	407	—
The Stars Group—(Gain)/loss from investments	(34,524)	(35,112)
The Stars Group—Net loss (earnings) from associates and (reversal of) impairment of assets held for sale, associates and intangible assets	(4,230)	2,569
The Stars Group—Other costs	24,872	21,620
The Stars Group—Loss on disposal of assets	599	540
The Stars Group—Financial expenses	35,152	40,109

Pro Forma Adjusted EBITDA	861,953	905,198

 Summary Information of The Stars Group

        The consolidated financial information for The Stars Group as at and for the years ended December 31, 2015, 2016 and 2017 has been derived from The Stars Group's audited consolidated financial statements, which are included or incorporated by reference in this Prospectus Supplement, and the consolidated financial information for The Stars Group as at and for the three month periods ended March 31, 2017 and 2018 has been derived from The Stars Group's unaudited interim condensed consolidated financial statements which are included in this Prospectus Supplement. The Stars Group's financial information for LTM presented herein has been derived by adding The Stars Group's unaudited interim consolidated financial information for the three months ended March 31, 2018 to its audited consolidated financial information for the year ended December 31, 2017 and subtracting its unaudited interim consolidated financial information for the three months ended March 31, 2017, all as derived from the financial statements of The Stars Group described above. This information is considered by the directors of The Stars Group to be helpful in assessing the performance of the Company. As the Company's financial year ends on December 31, the presentation of this data is not made in accordance with IFRS. This data is not necessarily indicative of the results that may be expected for the year ending December 31, 2018, and should not be used as the basis for, or prediction of an annualized calculation.

        In the 2017 Annual Financial Statements included and incorporated by reference herein, The Stars Group reclassified certain items within its consolidated statements of earnings for the year ended December 31, 2016 to conform to the presentation adopted for the year ended December 31, 2017. No reclassifications have been made to the consolidated statement of earnings information for the year ended December 31, 2015; accordingly, information for such period is not directly comparable with that for subsequent periods.

Consolidated Statement of Earnings Information

				Three months ended March 31
	Year ended December 31
						LTM March 31 2018
$000's	2015	2016	2017	2017	2018
Revenues	1,072,320	1,155,247	1,312,315	317,320	392,891	1,387,886

Expenses
Selling	166,557	162,785	192,709	43,051	61,297	210,955
General and administrative	567,422	585,123	571,258	131,141	161,395	601,512
Financial	197,226	138,299	163,039	40,589	45,015	167,465
Gaming duty	139,197	113,102	130,771	34,533	42,952	139,190
Acquisition-related costs	495	199	—	—	7,739	7,739

Total expenses	1,070,897	999,508	1,057,777	249,314	318,398	1,126,861

Gain on sale of subsidiary	4,352	—	—	—	—	—
Gain (loss) from investments	(10,626)	(19,278)	34,524	435	1,023	35,112
Net (loss) earnings from associates	(727)	623	(2,569)	—	—	(2,569)
Gain on settlement of deferred consideration	—	2,466	—	—	—	—
Net earnings/(loss) from continuing operations before income taxes	(5,578)	139,550	286,493	68,441	75,516	293,568
Income taxes	14,441	4,000	27,208	2,688	1,155	25,675

Net earnings/(loss) from continuing operations	(20,019)	135,550	259,285	65,753	74,361	267,893

Net earnings from discontinued operations (net of tax)	230,281	—	—	—	—	—

Net earnings (loss) attributable to:
Shareholders of The Stars Group Inc.	210,656	136,144	259,231	65,411	75,451	269,271
Non-controlling interest	(394)	(594)	54	342	(1,090)	(1,378)

Net earnings	210,262	135,550	259,285	65,753	74,361	267,893

Other Operating Information

				Three months ended March 31
	Year ended December 31
						LTM March 31 2018
	2015	2016	2017	2017	2018
TSG Adjusted EBITDA(1)	459,290	524,093	600,306	151,001	175,022	624,327
Adjusted Net Earnings(2)	290,802	366,699	458,940	113,367	139,207	484,780
TSG Free Cash Flow(3)	423,921	488,927	564,204	145,025	162,579	581,758

Consolidated cash flow statement data

				Three months ended March 31
	Year ended December 31
						LTM March 31 2018
	2015	2016	2017	2017	2018
Net cash from operating activities	362,710	349,936	494,600	95,547	132,069	531,122
Net cash from/(used in) investing activities	370,653	28,871	174,850	(2,915)	(103,837)	73,928
Net cash used in financing activities	(807,200)	(375,586)	(443,802)	(112,642)	(27,819)	(358,979)
Increase (decrease) in cash and cash equivalents	(73,837)	3,221	225,648	(20,010)	413	N/A
Cash and cash equivalents (beginning of period)	366,738	274,359	267,684	267,684	510,323	N/A
Cash and cash equivalents (end of period)	274,359	267,684	510,323	247,409	512,586	N/A

Consolidated statement of financial position data

	As at December 31
				As at March 31 2018
	2015	2016	2017
Cash and cash equivalents (operational)	70,884	129,459	283,225	256,647
Accounts receivable	71,642	81,557	100,409	103,924
Goodwill and intangible assets	4,701,354	4,588,572	4,477,350	4,611,579
Property and equipment	47,092	40,800	44,837	52,647
Total Assets	5,643,547	5,462,475	5,415,126	5,563,806
Current liabilities	771,647	848,168	602,474	680,483
Long-term debt and current maturity of long-term debt	2,469,427	2,428,579	2,358,569	2,340,297
Total liabilities	3,263,641	3,260,747	3,111,695	3,182,325

(1)
We define TSG Adjusted EBITDA as net earnings before financial expenses, income taxes expense, depreciation and amortization, stock-based compensation, restructuring and certain other items. See the reconciliation table below. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Forward-Looking Statements".

(2)
We define Adjusted Net Earnings as net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures".

(3)
We define TSG Free Cash Flow as TSG Adjusted EBITDA after deducting Total Capex. See the reconciliation table below. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Forward-Looking Statements."

The table below presents a reconciliation of TSG Adjusted EBITDA and Adjusted Net Earnings to the nearest IFRS measure:

				Three months ended March 31
	Year ended December 31
						LTM March 31 2018
	2015	2016	2017	2017	2018
Net earnings (loss) from continuing operations	(20,019)	135,550	259,285	65,753	74,361	267,893
Financial expenses	197,226	138,299	163,039	40,589	45,015	167,465
Income taxes expense	14,441	4,000	27,208	2,688	1,155	25,675
Depreciation of property and equipment	7,584	8,181	8,925	2,161	2,744	9,508
Amortization of intangible and deferred development costs	120,470	131,702	138,261	33,574	36,514	141,201
EBITDA	319,702	417,732	596,718	144,765	159,789	611,742
Stock-based compensation	14,224	10,289	10,622	2,164	2,383	10,841
Termination of employment agreements	12,745	15,008	5,842	2,126	672	4,388
Termination of affiliate agreements	7,652	4,485	407	407	—	—
Loss on disposal of assets	357	923	599	59	—	540
(Gain) loss from investments	11,353	19,278	(34,524)	(435)	(1,023)	(35,112)
Acquisition-related costs	495	199	—	—	7,739	7,739
Gain on settlement of deferred consideration	(4,352)	(2,466)	—	—	—	—
Net loss (earnings) from associates and (reversal of) impairment of assets held for sale, associates and intangible assets	24,459	16,308	(4,230)	(6,684)	115	2,569
Other costs (see table below)	72,655	42,337	24,872	8,599	5,347	21,620

TSG Adjusted EBITDA	459,290	524,093	600,306	151,001	175,022	624,327
Current income tax expense	(7,342)	(8,384)	(7,914)	(3,322)	(2,420)	(7,012)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(10,573)	(18,138)	(22,885)	(4,660)	(7,096)	(25,321)
Interest(1)	(150,573)	(130,872)	(110,567)	(29,652)	(26,299)	(107,214)

Adjusted Net Earnings	290,802	366,699	458,940	113,367	139,207	484,780

(1)
Excluding interest accretion and non-refundable late payment fees related to the unpaid balance of the deferred purchase price for the Stars Interactive Group Acquisition.

        The table below presents certain items comprising "Other Costs" in the reconciliation table above:

				Three months ended March 31
	Year ended December 31
						LTM March 31 2018
	2015	2016	2017	2017	2018
Non-U.S. lobbying and legal expenses	8,081	3,065	3,409	741	1,138	3,806
U.S. lobbying and legal expenses	6,658	12,793	13,686	3,978	1,855	11,563
Strategic review professional fees	—	10,338	125	125	—	—
Retention bonuses	8,263	3,272	1,388	615	117	890
Non-recurring professional fees	4,031	6,020	4,431	662	451	4,220
AMF and other investigation professional fees (net of insurance proceeds)	4,510	5,509	6,432	2,390	1,784	5,826
Romania back taxes	6,988	—	—	—	—	—
New Jersey license fees	1,551	—	—	—	—	—
Austria gaming duty	24,853	—	–5,000	—	—	–5,000
Office restructuring and legacy business unit shutdown costs	7,720	1,340	401	88	2	315

Other costs	72,655	42,337	24,872	8,599	5,347	21,620

        The table below presents a reconciliation of TSG Free Cash flow to TSG Adjusted EBITDA:

	Year ended December 31			Three months ended March 31		LTM March 31
	2015	2016	2017	2017	2018	2018
TSG Adjusted EBITDA	459,290	524,093	600,306	151,001	175,022	624,327
Less: Total Capex
Additions to deferred development costs	(20,925)	(20,691)	(23,212)	(4,413)	(6,431)	(25,230)
Purchase of property and equipment	(10,959)	(6,806)	(10,997)	(856)	(3,585)	(13,726)
Acquired intangible assets	(3,485)	(7,669)	(1,893)	(707)	(2,427)	(3,613)

TSG Free Cash Flow	423,921	488,927	564,204	145,025	162,579	581,758

 Summary Information of Sky Betting & Gaming

        The consolidated financial information for SBG as at and for the fiscal years ended June 30, 2016 and 2017 has been derived from SBG's audited consolidated financial statements included in this Prospectus Supplement, and the consolidated financial information for SBG as at and for the nine month periods ended March 31, 2017 and 2018 has been derived from SBG's unaudited interim condensed consolidated financial statements included in this Prospectus Supplement. SBG's LTM financial information (for the twelve months ended March 31, 2018) presented herein has been derived by adding SBG's unaudited interim consolidated financial information for the nine months ended March 31, 2018 to its audited consolidated financial information for the fiscal year ended June 30, 2017 and subtracting its unaudited interim consolidated financial information for the nine months ended March 31, 2017, all as derived from the financial statements of SBG described above. This information is considered by the directors of SBG to be helpful in assessing the performance of SBG. As SBG's financial year ends on June 30, the presentation of this data is not made in accordance with IFRS. This data is not necessarily indicative of the results that may be expected for the year ending June 30, 2018, and should not be used as the basis for, or prediction of an annualized calculation.

Consolidated statement of comprehensive income data

	Year ended June 30		Nine months ended March 31
					LTM March 31 2018
(£ millions)	2016	2017	2017	2018
Revenue	373.6	515.8	363.7	496.2	648.3
Cost of sales	(110.5)	(140.2)	(98.8)	(124.4)	(165.8)

Gross profit	263.1	375.6	264.9	371.8	482.5
Operating expenses	(219.7)	(307.0)	(224.0)	(270.6)	(353.6)

Operating profit	43.4	68.6	40.9	101.2	128.9
Revaluation on financial instruments (fair value)	(10.7)	(2.5)	(2.6)	2.7	2.8
Investment income	0.4	1.7	1.2	1.0	1.5
Finance costs	(70.9)	(70.8)	(52.4)	(70.2)	(88.6)

Profit/(loss) before tax	(37.8)	(3.0)	(12.9)	34.7	44.6
Tax (expense)/credit	4.3	(3.0)	0.2	(19.8)	(23.0)

Profit/(loss) attributable to equity shareholders	(33.5)	(6.0)	(12.7)	14.9	21.6
Other comprehensive income/(loss), net of tax	(0.2)	(1.1)	(1.2)	3.5	3.6

Total comprehensive income/(loss) attributable to equity shareholders	(33.7)	(7.1)	(13.9)	18.4	25.2

Other operating information

	Year ended June 30		Nine months ended March 31
					LTM March 31 2018
	2016	2017	2017	2018
SBG Adjusted EBITDA (£ millions)(1)	105.4	145.8	93.4	156.6	209.0
SBG Free Cash Flow (£ millions)(2)	77.2	113.1	65.8	138.1	185.4
Net ARPU (£)(3)	184	198	163	204	232

(1)
SBG defines SBG Adjusted EBITDA as profit/(loss) for the period attributable to equity shareholders before tax expense/(credit), finance costs, investment income, revaluation of financial instruments measured at fair value, depreciation, amortization and impairment. For additional discussion of SBG's non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures".

  The table below presents a reconciliation of SBG Adjusted EBITDA to the nearest IFRS measure:

	Year ended June 30		Nine months ended March 31
					LTM March 31 2018
(£ millions)	2016	2017	2017	2018
Profit/(loss) attributable to equity shareholders	(33.5)	(6.0)	(12.7)	14.9	21.6
Tax expense/(credit)	(4.3)	3.0	(0.2)	19.8	23.0
Finance costs	70.9	70.8	52.4	70.2	88.6
Investment income	(0.4)	(1.7)	(1.2)	(1.0)	(1.5)
Revaluation of financial instruments (fair value)	10.7	2.5	2.6	(2.7)	(2.8)
Depreciation	1.7	3.8	2.5	3.6	4.9
Amortization	60.3	67.1	50.0	51.8	68.9
Impairment	—	6.3	—	—	6.3

SBG Adjusted EBITDA	105.4	145.8	93.4	156.6	209.0

(2)
SBG defines SBG Free Cash Flow as SBG Adjusted EBITDA less Capex. SBG Adjusted EBITDA is defined above. Capex is defined as capital expenditure related to the purchase of property, plant and equipment, together with the purchase of intangible assets. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures".

  The table below presents a reconciliation of SBG Free Cash Flow to SBG Adjusted EBITDA:

	Year ended June 30		Nine months ended March 31		LTM March 31
(£ millions)	2016	2017	2017	2018	2018
SBG Adjusted EBITDA	105.4	145.8	93.4	156.6	209.0
Less: Capex
Purchase of property and equipment	(4.8)	(9.3)	(8.6)	(3.7)	(4.4)
Acquired intangible assets	(23.4)	(23.3)	(19.0)	(14.8)	(19.1)

SBG Free Cash Flow	77	113	66	138	185.5

(3)
SBG calculates net ARPU by dividing the online betting and gaming revenue (revenue less revenue generated by SBG's Oddschecker and International divisions) generated by SBG (or its individual division lines) by the number of active customers in the period indicated (on an SBG or individual division basis as required). SBG uses net ARPU as a key operating measure in evaluating the performance and quality of its customer base, the effect of pricing changes, the effectiveness of marketing and the performance of its operations across its products and geographic regions. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures".

Consolidated cash flow statement data

	Year ended June 30		Nine months ended March 31
					LTM March 31 2018
(£ millions)	2016	2017	2017	2018
Net cash from operating activities	123.9	141.8	110.8	162.0	193.0
Net cash (used in)/from investing activities	(51.6)	(32.5)	(27.5)	5.7	0.7
Net cash used in financing activities	(23.3)	(106.9)	(20.2)	(100.2)	(186.9)
Net increase in cash and cash equivalents	49.0	2.4	63.1	67.5	N/A
Cash and cash equivalents (beginning of period)	71.4	120.4	120.4	122.8	N/A

Cash and cash equivalents (end of period)	120.4	122.8	183.5	190.3	N/A

Consolidated statement of financial position data

	As at June 30
			As at March 31 2018
(£ millions)	2016	2017
Cash and cash equivalents	120.4	122.8	190.3
Trade and other receivables	13.2	16.4	21.0
Goodwill	320.5	320.0	320.0
Intangible assets	515.2	465.1	428.1
Property, plant and equipment	7.8	13.2	13.3
Total assets	998.9	959.1	972.7
Current liabilities	(121.0)	(137.2)	(178.8)
Borrowings	(827.0)	(792.4)	(1,277.1)
Total liabilities	(1,045.3)	(1,011.8)	(1,547.3)

        The table below presents a reconciliation of Capex to the nearest IFRS measure:

	Year ended June 30		Nine months ended March 31
					LTM March 31 2018
(£ millions)	2016	2017	2017	2018
Net cash (used in)/from investing activities	(51.6)	(32.5)	(27.5)	5.7	0.7
Interest received	(0.4)	(0.2)	(0.1)	(0.2)	(0.3)
Acquisition of subsidiaries, net of cash acquired	1.1	—	—	—	—
Acquisition of investments	22.7	—	—	—	—
Disposal of investments	—	—	—	(24.0)	(24.0)

Capex	(28.2)	(32.7)	(27.6)	(18.5)	(23.6)

 THE OFFERING

Issuer:	The Stars Group Inc.
Issue and Price:

21,000,000 Offered Shares (up to an additional 3,150,000 Offered Shares if the Over-Allotment Option is exercised in full) at an issue price of $• per Offered Share, comprised of 15,000,000 Treasury Shares and 6,000,000 Secondary Shares.

Proceeds:	Aggregate gross proceeds of $• ($• if the Over-Allotment Option is exercised in full).
Offering Closing Date:

The Offering is currently expected to close on or about June •, 2018, or such later date as the Company, the Selling Shareholders and the Underwriters may agree, but in any event not later than •, 2018.

Over-Allotment Option:

The Selling Shareholders and the Company have granted the Underwriters an option exercisable within 30 days of the Closing Date to purchase up to an additional 2,500,000 and 650,000 Common Shares, respectively, solely for the purpose of covering over-allotments, if any, at the public offering price, less underwriting discounts and commissions. See "Plan of Distribution".

Shares Outstanding:

On Closing (assuming no exercise of the Over-Allotment Option and prior to the Preferred Share Conversion (as defined below)), an aggregate of 173,635,870 Common Shares will be outstanding and 1,024,865 Preferred Shares will be outstanding.

Use of Proceeds:

The net proceeds from the sale of the Treasury Shares to be received by us are estimated to be approximately $• (assuming no exercise of the Over-Allotment Option) and $• (if the Over-Allotment Option is exercised in full) after deducting the Underwriters' fee of $• (assuming no exercise of the Over-Allotment Option) and $• (if the Over-Allotment Option is exercised in full) but before deducting expenses of the Offering. We will not receive any of the proceeds of the sale of Secondary Shares by the Selling Shareholders.

We intend to use the net proceeds of the Offering of Treasury Shares, together with borrowings under the Senior Facilities, the net proceeds from the Notes Offering and cash on hand to fund the Acquisition and to pay related fees and expenses. In addition, we intend to use a portion of the borrowings under the Senior Facilities together with a portion of the net proceeds from the Notes Offering (or, if applicable, the Senior Unsecured Bridge Facility) to repay all of SBG's outstanding indebtedness excluding certain payments in respect of swap obligations and to repay certain SBG shareholder loans, as well as to refinance certain of our outstanding indebtedness. See "The Acquisition—Financing the Acquisition", "Use of Proceeds" and "Consolidated Capitalization".

The Offering is not contingent on completion of the Acquisition. If the Acquisition is not completed, we intend to use the proceeds from this Offering for general corporate purposes, as described under "Use of Proceeds".

Tax Considerations:

You should be aware that the acquisition, ownership and disposition of Offered Shares may have tax consequences both in Canada and the United States. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations for U.S. Holders".

Risk Factors:	Investing in the Offered Shares involves certain risks that should be carefully considered by prospective investors. See "Risk Factors".
Strategic Capital Markets Advisor:

PJT Partners LP ("PJT Partners") acted as strategic capital markets advisor to the Company in connection with the Offering and will receive a fee in connection therewith. PJT Partners, a member of FINRA, is not acting as an underwriter, and accordingly, is neither purchasing nor offering to sell any securities and will not identify, solicit or engage directly with potential investors in connection with the Offering.

Conflicts of Interest:

The Selling Shareholders are affiliates of Blackstone Advisory Partners L.P. Because Blackstone Advisory Partners L.P. is an underwriter in this Offering and the Selling Shareholders currently may be deemed to have control or direction significantly in excess of 10% of the issued and outstanding Common Shares, Blackstone Advisory Partners L.P. is deemed to have a "conflict of interest" under FINRA Rule 5121. Accordingly, this Offering is being made in compliance with the requirements of Rule 5121. Pursuant to paragraph (a)(1)(A) of FINRA Rule 5121, the appointment of a "qualified independent underwriter" is not required in connection with this Offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. Blackstone Advisory Partners L.P. will not confirm sales of the securities to any account over which they exercise discretionary authority without the specific written approval of the account holder.

 RECENT DEVELOPMENTS

CrownBet and William Hill Australia

        As previously disclosed on February 27, 2018, one of our subsidiaries acquired a 62% equity interest in CrownBet, an Australian-based online sportsbook, from Crown Resorts Limited. On March 6, 2018, we also entered into agreements to increase our equity interest in CrownBet from 62% to 80% and for CrownBet to acquire William Hill Australia, an Australian-based online sportsbook. On April 24, 2018, we and CrownBet completed these transactions. The aggregate purchase price for these transactions (the "Australian Acquisitions") was $435 million (inclusive of $117.7 million to acquire the 62% equity interest in CrownBet), which was paid in a combination of cash and the issuance of approximately 3.1 million newly-issued Common Shares. As part of the purchase of the additional 18% equity interest in CrownBet, the management team of CrownBet is entitled to an additional payment of up to $182 million in 2020 subject to certain performance conditions and payable in cash, additional Common Shares or a combination thereof, at our discretion. To finance the cash portion of the purchase price for the transactions, we completed the amendment, extension and upsizing of our first lien term loans on April 6, 2018. Mr. Matthew Tripp, CrownBet's Chief Executive Officer, will remain in his position and continue to operate the combined business in Australia. Under the transaction agreements, we are entitled to appoint a majority of the directors on the board of directors of CrownBet.

Amendment and Extension of First Lien Term Loans and Credit Facility

        On April 6, 2018, we successfully increased, repriced and extended our U.S. dollar first lien term loan ("USD First Lien Term Loan") and Euro dollar first lien term loan ("EUR First Lien Term Loan" and, together with the USD First Lien Term Loan, the "First Lien Term Loans") and Revolving Credit Facility (as defined below), amended and restated the applicable credit agreement, and fully repaid the remaining $95 million outstanding on our U.S. dollar second lien term loan. See "Management's Discussion and Analysis of The Stars Group".

The Transactions

        On April 21, 2018, we agreed to acquire SBG, one of the United Kingdom's leading online sportsbooks and gaming providers. See "The Acquisition" and "Business of Sky Betting & Gaming".

        Concurrently with or in advance of the closing of the Acquisition, we expect to enter into a Credit Agreement, providing for $5,675 million aggregate dollar equivalent in new Senior Facilities, including $4,975 million aggregate dollar equivalent of the term loans (consisting of $3,283 million aggregate principal amount of first lien term loans denominated in U.S. dollars (the "New USD Term Loan"), €1,000 million aggregate principal amount of the first lien term loans denominated in euros (the "New Euro Term Loan") and £400 million aggregate principal amount of first lien term loans denominated in GBP (the "New GBP Term Loan" and, together with the New USD Term Loan and the New Euro Term Loan, the "New Term Loans"). We intend to use the net proceeds of the Offering of Treasury Shares, together with borrowings under the Senior Facilities, the net proceeds from the Notes Offering (or, if applicable, the Senior Unsecured Bridge Facility) and cash on hand to fund the Acquisition and to pay related fees and expenses. In addition, we intend to use a portion of the borrowings under the Senior Facilities together with a portion of the net proceeds from the Notes Offering (or, if applicable, the Senior Unsecured Bridge Facility) to repay all of SBG's outstanding indebtedness excluding certain payments in respect of swap obligations and to repay certain SBG shareholder loans, as well as to refinance certain of our outstanding indebtedness. See "The Acquisition—Financing the Acquisition", "Use of Proceeds" and "Consolidated Capitalization".

Conversion of Preferred Shares

        On June 5, 2018, we elected to effect the conversion of all of our outstanding convertible preferred shares (the "Preferred Shares") pursuant to their terms (the "Preferred Share Conversion"). The Common Share price and trading volume requirements entitling us to effect the Preferred Share Conversion were met on May 30, 2018. As a result, on July 18, 2018, all of our outstanding Preferred Shares (other than Preferred Shares that may be voluntarily converted prior to such date) will be converted into Common Shares at a rate of approximately 52.66 Common Shares per Preferred Share, resulting in the cancellation of all the Preferred Shares. Based on the 1,138,978 Preferred Shares we had outstanding as of June 5, 2018, we will issue approximately 59.98 million Common Shares pursuant to the Preferred Share Conversion or any voluntary conversions effected prior to such date. Certain holders of the Preferred Shares have contested the Preferred Share Conversion and are seeking an injunction from the Ontario Superior Court of Justice to prohibit the Preferred Share Conversion. See also "Risk Factors—Risks Related to the Business of The Stars Group—The Stars Group cannot assure investors that it will be successful in defending a court proceeding challenging the mandatory conversion of the Preferred Shares". The Selling Shareholders are voluntarily converting    •    Preferred Shares into     •    Common Shares on or prior to closing the sale of Secondary Shares in the Offering, conditional upon the occurrence of the closing of the Offering, at a rate of approximately    •    Common Shares per Preferred Share.

THE ACQUISITION

The Acquisition Agreement

        The following is a summary of certain provisions of the Acquisition Agreement and is qualified in its entirety by the full text of the Acquisition Agreement, a copy of which is available in redacted form on SEDAR under the Company's profile at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

Overview

        The Acquisition Agreement provides for the Acquisition by The Stars Group, through a subsidiary, of SBG. The consideration for the Acquisition is comprised of a cash portion of approximately US$3.6 billion, of which approximately US$1.8 billion will be satisfied in cash and the balance will be satisfied by the assumption of SBG indebtedness and SBG shareholder loans (which will be repaid at or immediately following the closing of the Acquisition), and the issuance of loan notes which will be immediately exchanged into the Consideration Shares. As a result of the Acquisition, The Stars Group will become, through a subsidiary, the holder of all of the securities of SBG. Upon the closing of the Acquisition and the Offering, assuming no exercise of the Over-Allotment Option, but after giving effect to the Preferred Share Conversion, the Consideration Shares will represent approximately     •    % of our issued and outstanding Common Shares.

        The cash consideration payable by The Stars Group to the sellers at closing of the Acquisition is subject to a covenant from the sellers severally that there has been no "leakage" (being any distribution, payment or transfer of value) from SBG to any seller, its affiliates or any of their connected persons after December 31, 2017 (save for any permitted payments). If there has been any such leakage, the relevant seller shall pay (as an adjustment to the cash consideration) to The Stars Group a sum equal to the amount of such leakage.

Closing Conditions

        Conditions to the closing of the Acquisition under the Acquisition Agreement include, but are not limited to, the following: (a) antitrust approval having been received from the Republic of Ireland's Competition and Consumer Protection Commission; (b) certain regulatory gaming approvals having been obtained from the Malta Gaming Authority and the Northern Territory Racing Commission of Australia; (c) the Consideration Shares, subject to customary conditions, having been approved for listing on TSX;

(d) NASDAQ not having raised any objections to the listing of the Consideration Shares; and (e) no law, regulation, policy, judgment, decision, order, ruling or directive having been enacted, promulgated, amended or applied by any governmental entity and taken effect prior to closing of the Acquisition which in each case has the force of law and has the effect of making the consummation of the Acquisition at closing illegal (a "Lawfulness Event").

        Pursuant to the terms of the Acquisition Agreement, The Stars Group is required to obtain the conditional or unconditional approval from the UK's Competition and Markets Authority (the "CMA") under Part 3 of the Enterprise Act 2002 in respect of the Acquisition (the "CMA Approval"). Completion of the Acquisition is not conditional upon obtaining the CMA Approval. The Stars Group has given certain undertakings in the Acquisition Agreement in respect of obtaining the CMA Approval, including offering any remedies that may be required by the CMA.

Termination Provisions

        If closing of the Acquisition has not occurred on or before February 24, 2020 (or such later date as may be agreed between the parties to the Acquisition Agreement); or (b) a Lawfulness Event occurs prior to February 24, 2020 and is continuing immediately prior to such date, closing of the Acquisition shall not occur and the provisions of the Acquisition Agreement shall lapse and cease to have effect (provided that such lapsing and ceasing shall not effect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligation falling due for performance prior to such lapse and cessation) and the Acquisition Agreement shall automatically terminate.

        If the sellers or The Stars Group fail to comply with specified material obligations in respect of their obligations at closing, The Stars Group or the sellers, as applicable, shall be entitled by written notice to the other party on the proposed closing date, to: (a) require closing to take place so far as practicable having regard to the defaults which have occurred; (b) defer the closing date to a date being not more than 10 business days after the original date for closing; or (c) subject to closing having first been deferred as set out in (b), terminate the Acquisition Agreement. If the Acquisition Agreement is terminated in accordance with these provisions, no party shall have any claim of any nature against the other parties, except in respect of any rights and liabilities which have accrued before termination, or under specified surviving provisions.

        Except as described above, no party to the Acquisition Agreement is entitled to rescind or terminate the Acquisition Agreement in any circumstances whatsoever, except where a party is entitled to terminate the Acquisition Agreement in the case of the fraud or fraudulent misrepresentation.

Warranties, Undertakings and Limitations

        The sellers have provided customary title, capacity and authority warranties to The Stars Group. Customary warranties relating to SBG's business and a customary tax indemnity are covered by warranty and indemnity insurance procured by The Stars Group in respect of which claims are also subject to customary limitations. The sellers have also given certain undertakings applicable until closing, including in connection with the operation of SBG's business.

        The Stars Group has provided customary title, capacity and authority warranties to each of the sellers. In addition, The Stars Group has provided certain warranties on the availability of funds to satisfy the total cash consideration payable to the sellers at closing and on the loan notes and Consideration Shares. All warranties are subject to customary limitations.

Lock Up and Registration Rights

        The sellers have agreed that, subject to certain exceptions, during a period varying between six and 18 months from the date of closing of the Acquisition, they will not, without the consent of The Stars

Group, issue, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offer of any Consideration Shares issued to them in connection with the Acquisition (or any interest therein or in respect thereof) or enter into any transaction with the same economic effect as any of the foregoing. At closing, The Stars Group and Cyan will enter into a registration rights agreement in customary form.

        See "Risk Factors—Risks Related to the Acquisition".

Financing the Acquisition

        Concurrently with the signing of the Acquisition Agreement, on April 21, 2018, we entered into a commitment letter (as amended on June 15, 2018, the "Commitment Letter") with certain banks as previously announced providing for fully committed financing of an aggregate U.S. dollar principal amount equivalent of $6,914 million, including a $5,076 million senior secured term loan facility, a $400 million senior secured revolving facility and, in lieu of the Notes Offering referred to below, a $1,438 million senior unsecured bridge loan facility to finance the Transactions. On June 15, 2018, we amended the Commitment Letter to, among other things, increase the revolving facility by $300 million to an aggregate committed amount of $700 million.

        Concurrently with or in advance of the closing of the Acquisition, we expect to enter into a credit agreement, providing for (a) a senior secured term loan facility comprising of an aggregate U.S. dollar principal amount equivalent of approximately $4,975 million (the "Term Facility"), and (b) a senior secured revolving credit facility in an aggregate principal amount of approximately $700 million (the "Revolving Facility" and, together with the Term Facility, the "Senior Facilities"). We also intend, in advance of the closing of the Acquisition, to issue senior unsecured notes (the "Senior Notes") comprising of an aggregate principal amount of approximately $850 million. This Prospectus Supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Senior Notes. Assuming we so commence an offering with respect to such Senior Notes, such offering will be offered pursuant to a memorandum or prospectus in respect of such offering. If any or all of the Senior Notes are not issued on or prior to the closing of the Acquisition and the proceeds thereof made available to the issuers on such date, we intend to borrow up to such unissued amount in the form of senior unsecured bridge loans under a new senior unsecured bridge loan facility (the "Senior Unsecured Bridge Facility") comprising of an aggregate principal amount of approximately $850 million.

        We intend to use the net proceeds of the Offering of Treasury Shares, together with borrowings under the Senior Facilities and the net proceeds from the issuance of the Senior Notes (the "Notes Offering" and, together with the borrowings under the Senior Facilities, the "Debt Financing") and cash on hand to fund the Acquisition and to pay related fees and expenses. In addition, we intend to use a portion of the borrowings under the Senior Facilities together with a portion of the net proceeds from the Notes Offering (or, if applicable, the Senior Unsecured Bridge Facility) to repay all of SBG's outstanding indebtedness excluding certain payments in respect of swap obligations and to repay certain SBG shareholder loans, as well as to refinance certain of our outstanding indebtedness. See "Use of Proceeds", "Description of Other Indebtedness" and "Consolidated Capitalization".

        There can be no assurance that we will commence or complete the Notes Offering and this Offering is not contingent upon the completion of the Notes Offering or any other Debt Financing. If the Notes Offering does not occur, the Commitment Letter provides for an interim unsecured bridge facility with customary terms for facility of that type. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy any senior notes. If commenced, the Notes Offering will not be registered with the SEC or the applicable Canadian securities regulatory authorities, and will be effected privately by means of a confidential offering memorandum and not by means of this or any other prospectus supplement or prospectus.

        The foregoing description of the Debt Financing is included herein solely for informational purposes. The amount, timing and terms and conditions of any Debt Financing are subject to market and other conditions. There can be no assurance that we will be able to commence or complete any Debt Financing on terms and conditions acceptable to us or at all. This Offering is not contingent on completion of the Acquisition. If the Acquisition is not completed, we intend to use the net proceeds from this Offering for general corporate purposes, as described under "Use of Proceeds". See "Consolidated Capitalization" and "Risk Factors—Risks Related to the Acquisition".

 INDUSTRY

        The information in the following section has been provided for background purposes. The information has been extracted from the H2 Gaming Capital, 2018, Regulus Partners and a variety of sources released by public and private organisations. The industry information has been accurately reproduced and, as far as The Stars Group is aware and is able to ascertain from information published by such sources, no facts have been omitted which would render the reproduced information inaccurate or misleading.

The Online Betting and Gaming Market

Overview

        Online gaming is the virtual or digital equivalent of many popular land-based games such as poker, blackjack, slot machines and sports betting. The online betting and gaming industry includes activities like betting, gaming and lottery games on digital devices like smartphones, tablets and computers. Operators take advantage of scale and technology to provide gaming to large networks of players. For online poker, these large networks create what is known as liquidity, the volume of people playing and dollars wagered. Liquidity is an important driver of customer retention and new customer acquisition, providing strong network effects. Additionally, cross-selling between online verticals (e.g. attracting casino players from an existing poker player base) is commonplace, and success in one vertical can be a significant advantage to a company in other verticals. The traditional thinking is that once a site becomes the preferred destination for a customer, it receives an outsized share of his or her gaming action as his or her deposits or wallets are already on the site.

        The table below provides a general overview of the various segments of the online betting and gaming market. For a description of The Stars Group's business, including its revenue model, see "Business of The Stars Group".

	Poker	Casino	Sports Betting
Types of Play	• Player vs. Player	• Player vs. House	• Player vs. House
	—Ring game	—Slots	—Soccer
	—Tournament	—Blackjack	—Hockey
	—SNG	—Roulette	—Tennis
—Horse racing
Revenue Model	• Percent rake on dollars bet	• Hold generated through play against the house	• Generated through adjustment of payout and spread
• Tournament entry fee
Revenue Metric	• Rake = 3.5% of wagers	• Hold = 4% of wagers	• Hold = 8% of wagers
Offset Type	• Rake back	• Free play	• Free play

        In poker, players play against each other in either ring games (games for cash with variable amounts staked) or tournaments (with a pre-committed entry fee). Online poker operators collect a percentage of each pot, or the rake, in ring games and a tournament entry fee for tournaments and do not have any of their own capital at risk. Operators also offer tournament play with guaranteed jackpots in which the operator's capital is at risk if enough players to fund the prize do not join the tournament. However, pooled liquidity and large scale helps reduce the risk that an operator will have to pay out of pocket for guaranteed jackpot tournaments. Operators typically provide offsets through a loyalty program that represents a refund of a portion of the rake generated by the player.

        Online casino offerings typically include games seen in a land-based casino such as blackjack, roulette and slot machines. For these offerings, operators function similar to land-based casinos, generating revenue through hold as players play against the house. In online casino there is lower volatility from the statistical norm versus land based as there are a larger number of bets placed at smaller denominations. Also similar to land-based casinos, online operators provide offsets in the form of free play.

        Sports betting involves players wagering on the outcome of sporting events and horse races. Revenues are generated through hold, which is the amount retained after all winning bets have been paid on any market or event. Players bet against the house so in the short-term there is some risk associated with sportsbook, where margins can be volatile. Prices are set with an in-built overround (or house edge) such that over the course of many events, the hold or margin is fairly predictable, but in the short-term, or in any individual market, there is some volatility in the outcome. In online sportsbook, customer data allows for more sophisticated risk management, with the operator having detailed knowledge of each customer's betting habits. Offsets are typically provided in the form of free play.

Industry Growth

        Originating in the mid-1990's, online gaming has grown steadily over time. Over the past decade as technology, security and public sentiment has improved, this growth has accelerated. There have been several drivers of the rise of the online gaming industry. Primarily, the digitization of the global economy, a growing acceptance of e-commerce, the adoption of digital gaming by most traditional offline operators, the cost efficiencies of online gaming, and the broader regulatory and political acceptance of online gaming has led to strong growth in the industry in recent years. More recently, growth has been supported by the rapid adoption of smartphones, the opening of app stores to include gaming apps, and an increasing number of jurisdictions that regulate and licence online gaming. The industry has grown from $8 billion in 2003 to $46 billion in 2017, a CAGR of 13%, according to H2 Gambling Capital. Over this time, the amount of gaming that takes place online has increased from 4% of all gaming to 14%. Going forward, H2 Gambling Capital forecasts that online betting and gaming revenues will grow by a CAGR of 8% from 2017 to 2021.

        The chart below shows gross gaming revenue for certain markets. For a discussion of The Star Group's markets, see "Business of The Stars Group".

(1)
Total 2017 online market GGR (Sports, Casino, Poker, Bingo, excluding Lottery). EUR converted to USD using FX rate of 1.23. Source: H2 Gambling Capital as of May 2018

        The chart below shows the global online gaming market gross win from 2003 (actual) to 2021 (estimated), and includes the following segments: betting, casino, poker and other gaming.

Source: H2 Gambling Capital

        The chart below shows the CAGR for global land-based gaming gross win for the periods 2003 (actual) to 2017 (actual) and 2018 (estimated) to 2021 (estimated) compared to global gross win CAGR for global online gaming for the same period. As demonstrated below, the global online gaming has grown at a significantly higher rate than land-based gaming and is projected to grow at a much higher rate over the next several years.

Source: H2 Gambling Capital

The UK Betting and Gaming Industry

        The United Kingdom has a large and well established gaming market. In the twelve months ended September 31, 2017, the UKGC reported total gaming industry revenues of £13.9 billion, which represented approximately 5% of total global gaming revenues. The UK gaming market consists of a wide range of product verticals and distribution including online, betting shops, casinos and bingo halls. According to the UKGC's 2017 Annual Report on gaming participation, 45% of people in the UK participated in gaming in the prior four weeks. Participation (in the prior four weeks) in online gaming had increased from 17% in the year to December 2016 to 18% in the year to December 2017, and proportion of online gamblers who gambled using a mobile phone or tablet increased from 43% in December 2016 to 57% in December 2017.

        Lotteries also represent a significant proportion of the total gaming market in the UK and worldwide, but due to the nature of the lottery customer base and distribution channels lotteries are excluded from the discussion in this section. Excluding revenue from lotteries (£3.4 billion), the commercial market for gaming in the UK generated £10.4 billion in revenue in the twelve months ended September 31, 2017.

        Shifts in the UK gaming industry consumer preferences towards online and mobile gaming have transformed the UK gaming platform landscape. Several factors have supported, and continue to support, a transition from offline to online gaming, including:

  •
  increased internet and smartphone penetration and product innovation, with a broader range of betting options (in-play, bespoke accumulators, live streaming) and gaming options (a wider range of slot machines, large progressive jackpots);

  •
  wider adoption of e-commerce and payments technologies; and

  •
  increased coverage of live sport.

        These factors have supported an increase in participation in online gaming from 8% of the UK population in 2014 to 18% in 2017.

        Within the online gaming market, growth has been skewed towards mobile platforms. Regulus Partners estimates that mobile revenues amounted to 68% of total online gaming revenues in 2017, an increase from 40% since 2014. We believe that growth in online mobile betting has been driven by demographic factors, product innovation and the increased availability of gaming apps in mobile app stores.

        The table below sets out the revenues generated by online and offline gaming in the UK, as well as the online penetration of the total UK gaming market from 2014 to 2021.

	2014	2015	2016	2017	2018E	2019E	2020E	2021E	2014 - 2017 CAGR	2017 - 2021 CAGR
Offline gambling (£ million)	6,170	6,022	6,152	6,151	6,157	6,167	6,184	6,205	(0.1)%	0.2%
Online gambling (£ million)	2,963	3,555	4,275	4,957	5,411	5,878	6,214	6,544	18.7%	7.2%
Of which mobile gambling (£ million)	1,173	1,762	2,589	3,389	3,974	4,626	5,072	5,469	42.4%	12.7%
Commercial gambling (£ million)	9,133	9,577	10,427	11,108	11,568	12,045	12,397	12,749	6.7%	3.5%
Growth	6.5%	4.9%	8.9%	6.5%	4.1%	4.1%	2.9%	2.8%
GDP (£ trillion)	1.8	1.9	2.0	2.0	2.1	2.2	2.2	2.3	3.5%	3.2%
Commercial gambling as percentage of GDP	0.50%	0.51%	0.53%	0.55%	0.55%	0.55%	0.55%	0.55%

Source: Regulus Partners, IMF (GDP Forecast)

        According to H2 Gambling Capital, the UK is the largest single country for online gaming globally, and while it only contributes approximately 5% of total global gaming revenues, it makes up approximately 16% of total global online gaming revenues. The main trend in the UK betting and gaming market over the last decade has been strong growth in online gaming. According to Regulus Partners, online has increased its share of total gaming from 32% to 45% from 2014 to 2017, for a total of 10.2 million active online gamblers in 2017 (3.6 million online bettors, 3.9 million online casino gamers and 2.7 million multi-product gamblers). Offline gaming has declined at a CAGR of 7%, and online gaming has grown at a CAGR of 12%, in each case over the same period. Online gaming is expected to further increase its share of the total UK market to 50% by 2020.

        According to Kantar Betscope, by customer numbers, SBG has become the number one UK betting and gaming group by brand penetration (actives as a percentage of total users) in online sports betting (31.0% as of December 31, 2017, which represents an increase from 21.9% on December 31, 2014). Additionally, SBG has captured approximately 20% of the total UK online gaming revenue growth since 2014, according to Regulus Partners.

Competitive Landscape in the UK Market

        According to Regulus Partners, the top five online gaming operators account for approximately 58% of the total UK online gaming market by revenue in 2017, being:

  •
  Paddy Power Betfair:  Multi-channel and multi-brand operator that operated 357 betting shops in the UK as of June 2017 and operates several online betting and gaming brands including Paddy Power, Betfair exchange and Betfair sportsbook;

  •
  SBG:  Online-only operator that operates betting and gaming offers under the Sky brand, focused on the UK and Ireland with selected additional new markets;

  •
  Bet365:  Online-only operator with customers spread across numerous countries;

  •
  Ladbrokes Coral:  Multi-channel and multi-brand operator, that operated 3,660 betting shops at the end of June 2017, and offers online betting and gaming through several brands including Ladbrokes, Coral and Gala. On March 28, 2018, GVC Holdings acquired Ladbrokes Coral, adding it to its portfolio of betting and gaming brands, which also includes bwin, partypoker, Party Casino, Sportingbet, Betboo, Foxy Bingo, Foxy Casino, Betdaq, Gamebookers, casinoclub, Stadium, Gioco Digitale, Sportium, Cheeky Bingo, Eurobet, InterTrader, PMU, Danske Spil, MGM Resorts and AGT; and

  •
  William Hill:  Multi-channel and multi-brand operator, that operated 2,376 betting shops at the end of June 2017 and offers online betting and gaming through several brands including William Hill, 21Nova and Eurogrand.

        As described above, several of the leading operators in the online market are multi-channel operators that also have a significant footprint in the offline or retail market.

        The top five mobile gaming operators are the same as the top five online operators, with combined market share of 63% in 2017. The chart below details mobile market share by revenue in 2017.

Source: Regulus Partners

Total UK Online Betting and Gaming Revenues and Market Share

        Within the UK online betting and gaming market, from 2014 to 2017, SBG more than doubled its online betting market share by revenue (2.2x increase) and saw a 1.6x increase in online gaming market share. SBG has increased its online revenue market share by 100%, from 6% of the market to 12% of the market, since December 31, 2014, as shown in the chart below.

Source: Regulus Partners

        According to Kantar Betscope, SBG is also the fastest growing established UK betting and gaming operator (being those operators with a market share in excess of 5% by revenue since 2014) by customer numbers.

UK Online Sports Betting Market

        The UK sports betting industry is well established, well-regulated and popular. Sports betting was first regulated in the UK by the Gaming Act 1845. Through the 1960 Betting and Gaming Act, licensed betting shops were legalized for the first time, with a relaxation of prior restrictions. A new Gambling Act in 2005 created the UK's current regulator, the UKGC, and formalised the regulation of online betting and gaming. A long history as a regulated industry, as well as the popularity of sport, means that sports betting is a popular pastime in the UK.

        Sports betting has been the UK's fastest growing gaming segment. According to Regulus Partners, the UK online sports betting market grew at a CAGR of 23% from 2014 through 2017, which was much higher than other gaming products. Regulus Partners estimates that the UK online sports betting market generated approximately £2.1 billion in revenues in 2017 and grew at a CAGR of 23% from 2014 through 2017 and forecasts it to grow at a CAGR of 7% from 2017 through 2021, predominantly driven by wagers on football (i.e. soccer), which is a key betting sport across adult age groups. The table below sets out the evolution of the UK online sports betting market and its constituent parts.

	2014	2015	2016	2017	2018E	2019E	2020E	2021E	2014 - 2017 CAGR	2017 - 2021 CAGR
	(£ millions)
Football	524	651	828	1,039	1,066	1,155	1,175	1,244	25.6%	4.6%
Racing	339	407	465	549	617	665	697	719	17.4%	7.0%
Other Sports	268	325	440	512	578	640	692	736	24.2%	9.5%

Total	1,130	1,383	1,733	2,100	2,261	2,460	2,564	2,699	22.9%	6.5%

Source: Regulus Partners

        The chart below details the top five participants by revenue in the UK online sportsbetting market in 2017.

Source: Regulus Partners

        The table below sets out a more detailed breakdown of the market share by category for each competitor group in 2017.

	Bet	Gaming	Total
Top 5 competitors	86%	42%	59%
6 - 10 competitors	8%	19%	15%
10 - 20 competitors	3%	22%	15%
20+ competitors	3%	18%	12%
Total market share	100%	100%	100%

Source: Regulus Partners

UK Online Gaming Market

        Regulus Partners estimates that the UK online gaming market (as it relates only to real-money casino gaming) generated approximately £2.9 billion in revenues in 2017 and grew at a CAGR of 16% from 2014 through 2017 and forecasts it to grow at a CAGR of 8% from 2017 through 2021, predominantly driven by continued growth in slots and an increasing growth in gaming-led brands, such as SBG. The table below sets out the expected evolution of the market and its constituent parts.

	2014	2015	2016	2017	2018E	2019E	2020E	2021E	2014 - 2017 CAGR	2017 - 2021 CAGR
	(£ millions)
Slots	1,070	1,350	1,630	1,797	1,947	2,079	2,195	2,294	18.9%	6.3%
Table	358	377	387	390	390	390	390	390	2.9%	0.0%
Live	119	185	267	400	539	671	786	880	49.8%	21.8%
Poker	131	117	107	107	102	97	92	87	(6.5)%	(5.0)%
Bingo	155	143	151	163	172	178	183	187	1.7%	3.5%

Total	1,833	2,172	2,542	2,857	3,150	3,416	3,646	3,838	15.9%	7.7%

Source: Regulus Partners

        In contrast to the online sports betting market, the UK online gaming market is highly fragmented, with the top five participants accounting for 42% of the revenues generated in 2017. The chart below details the online gaming UK market share in 2017.

Source: Regulus Partners

        SBG's gaming market share has increased 60% by revenue, from 5% in 2014 to 8% in 2017, according to Regulus Partners, as illustrated by the graph below.

Source: Regulus Partners

Mobile Gaming in the UK

        Mobile is a fast growing channel for the gaming industry underpinned by structural tailwinds such as demographic changes, increased internet and smartphone penetration, evolving regulations, adoption of e-commerce and payments, digital gaming product innovation, increasing coverage of live sports and increasing social acceptance of betting and gaming. Consumer preference is shifting towards mobile gaming. Regulus Partners estimates that UK gaming revenue through mobile devices has grown at a CAGR of 42% from 2014 to 2017, reaching a total of £3.4 billion in 2017 and forecasts it to grow at a

CAGR of 13% from 2017 through 2021. Furthermore, 68% of total online gaming UK spend was derived from mobile in 2017 and is forecasted to rise to 84% by 2021.

	2014	2015	2016	2017	2018E	2019E	2020E	2021E	2014 - 2017 CAGR	2017 - 2021 CAGR
	(£ millions)
Offline bet	1,521	1,412	1,416	1,368	1,311	1,256	1,204	1,154	(3.5)%	(4.2)%
Offline gaming	4,649	4,609	4,735	4,783	4,846	4,911	4,979	5,051	1.0%	1.4%
Offline gambling	6,170	6,022	6,152	6,151	6,157	6,167	6,184	6,205	(0.1)%	0.2%
Online bet	1,130	1,383	1,733	2,100	2,261	2,460	2,564	2,699	22.9%	6.5%
Online gaming	1,833	2,172	2,542	2,857	3,150	3,416	3,646	3,838	15.9%	7.7%
Online gambling	2,963	3,555	4,275	4,957	5,411	5,876	6,210	6,537	18.7%	7.2%
Of which mobile gambling	1,173	1,762	2,589	3,389	3,974	4,626	5,072	5,469	42.4%	12.7%
Of which desktop gambling	1,790	1,793	1,686	1,568	1,437	1,252	1,142	1,075	(4.3)%	(9.0)%
Commercial gambling	9,133	9,577	10,427	11,108	11,568	12,045	12,397	12,749	6.7%	3.6%

Source: Regulus Partners

        A significant driver of growth in the mobile gaming sector is in the increasing availability of apps on the two leading mobile application stores (Apple's iOS App Store and Google Play, the latter of which only authorised gaming apps in September 2017) as opposed to mobile internet browser based functionality. Each of the major online gaming operators has a standalone app on both platforms and as at December 31, 2017, SBG had the leading market position among weekly users on both iOS and Android. In addition to the leading position by usage, it has the highest rated betting and gaming apps in each category as of June 1, 2018.

 BUSINESS OF THE STARS GROUP

Overview

        The Stars Group is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. The Stars Group's primary business and main source of revenue is its online gaming businesses. These currently consist of the operations of Stars Interactive Group, which it acquired in August 2014, and CrownBet, which it acquired an 80% equity interest in between February 2018 and April 2018 (CrownBet acquired William Hill Australia in April 2018).

        The Stars Interactive Group division is based in the Isle of Man and operates globally and CrownBet operates and is based in Australia. Through these divisions, The Stars Group owns and operates gaming and related interactive entertainment businesses, such as online real-money poker, casino and sports betting (also known as sportsbook) and play-money poker and casino, which are delivered through both mobile and desktop applications and web. The Stars Group offers these products and services under several ultimately owned brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold'em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival, and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, with approximately eight times the poker revenue of The Stars Group's nearest public competitor. This poker revenue is derived from online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences.

        The Stars Group is one of the world's most licensed online gaming operators, with licenses or operating approvals in 18 jurisdictions. These licenses are held through certain of its subsidiaries, or under third party licenses or approvals, where it is approved to offer its products in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. As of December 31, 2017, The Stars Group employed approximately 2,100 staff with offices in the Isle of Man, UK, Ireland, USA, Canada, and Costa Rica.

        The Stars Group is the global leader in the online poker market, and currently estimates that PokerStars holds a significant majority of the market share of real-money poker player liquidity, or the volume of real-money online poker players, in regions where it offers real-money online poker and is among the leaders in play-money online poker player liquidity. The Stars Group has a leading combined online casino, PokerStars Casino, which has grown to become a leading online casino operator since its launch in November 2014. The Stars Group also has an emerging sportsbook, BetStars, which is currently primarily focused on regulated jurisdictions within the European Union, as well as a majority equity interest in CrownBet, which currently operates in the regulated Australian online sports betting market, the second largest regulated online betting market in the world.

        The Stars Group's head and registered office address is 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario M5J 2J3, Canada, and The Stars Group's telephone number is +1 (437) 371-5742.

        The activities of The Stars Group are conducted either directly or through its subsidiaries. The table below lists the principal subsidiaries of The Stars Group as at March 31, 2018, as well as their jurisdiction of organization. Each of the principal subsidiaries is wholly owned, directly or indirectly, by The Stars Group.

Name	Jurisdiction Where Organized
Stars Group Holdings B.V.	The Netherlands
Rational Entertainment Enterprises Limited	Isle of Man
Rational Gaming Europe Limited	Malta
REEL Italy Limited	Malta
REEL Spain Plc	Malta

        The Stars Group has other subsidiaries, but the assets and revenues of such subsidiaries individually did not exceed 10%, and in the aggregate did not exceed 20%, of The Stars Group's consolidated assets or consolidated revenues as at and for the twelve months ended March 31, 2018.

Online Poker

        Poker is a peer-to-peer game, where individuals engage in game play against other individuals, not against the "house". In contrast to other types of house-banked gaming, such as slots, blackjack or sportsbook, where individuals engage in game play against the operator, poker is a game where the operator is not exposed to the risk of game play or to the risk of the outcome of the game. Typically, the operator or facilitator of poker games generates revenue by charging a fee from each total winning pot in a cash (ring) game, known as a "rake", in cash games or by charging entry fees for tournaments. As a peer-to-peer game, the number or volume of players with an operator is critical to the success of the game, with a greater number of players (liquidity) supporting a wider range of games and larger tournaments, increasing the quality of the offer for the consumer. As a result, larger scalable poker operations will benefit from superior liquidity in their systems, which in turn improves their offering to customers, creating a positive feedback loop effect.

        The Stars Group offers online poker primarily through its PokerStars and Full Tilt brands, including through its desktop client interface and online and mobile offerings. Poker is The Stars Group's largest segment by revenue, earning $877 million for the year ended December 31, 2017, representing 67% of The Stars Group's total revenue. While the brands are distinct, all poker customers currently play on the same PokerStars platform. For example, this means that a player using the Full Tilt mobile app could be playing against another player using the PokerStars desktop client. This has significant benefits for the player, improving liquidity and the range of games available, as well as having financial and strategic benefits for The Stars Group, increasing the scalability of the business model and allowing The Stars Group to focus R&D and operational resources on a single platform.

PokerStars

        PokerStars is The Stars Group's main poker brand. It was launched in 2001 and is the world's largest online poker site with an estimated significant majority of the market share of real-money online poker player liquidity in regions where it offers real-money online poker. PokerStars and its related brands (including Full Tilt) have millions of registered customers globally, and the operations are supported in approximately 20 different languages. In online poker, PokerStars provides desktop (including through its downloadable client interface), online and mobile offerings to its customers. PokerStars' poker product offerings are currently varied among buy-in and limit amounts and types, as well as among numerous poker game variants (e.g., Texas Hold-'Em, Omaha, Stud, Draw and mixed games). The wide variety of game types and stake sizes is supported by its leading liquidity, and provides a superior proposition to its customers, allowing them to play their preferred game type at their preferred staking level.

        The Stars Group believes that PokerStars is home to some of the largest online poker events and the biggest weekly tournaments, both in terms of dollar amount and number of players, and has greater player liquidity and offers more daily tournaments than any other online poker site. More than 182 billion hands of poker have been dealt on PokerStars since inception, which is more than any other online poker site. PokerStars has set many records, including the largest number of players in an online poker tournament (more than 253,000), the largest prize pool awarded for a series of online tournaments (approximately $93.8 million), and the largest ever single online tournament prize (approximately $12.4 million). PokerStars' mobile applications are currently among the most popular real-money poker applications on the iOS and Android platforms according to App Annie and Apple's iTunes App Store and based on the number of downloads and overall customer ratings.

        PokerStars also offers play-money and social poker through its desktop client and mobile applications. Such "free-to-play" products are designed to create social interaction, engagement and competition, allowing millions of customers to learn to play and enjoy playing poker without spending any money. These offers also provide PokerStars with an additional customer acquisition channel, and globally promote the game of poker, and are monetized through advertising and the sale of play-money chips (although cash prizes are not awarded).

        Customer data and insight is used to drive continuous innovation in poker. The Stars Group's leading customer base gives it unique access to customer data and insight, while its scalable proprietary technology platform supports the introduction of innovative poker games and variants. The Stars Group's product development team continuously analyzes the data generated by its customers' game play and social interactions, as well as customer feedback, to guide the creation of new content, features, games and game variants. For example, following the launches of Rush in 2010, Zoom in 2012, Spin & Go in 2014 and Knockout Poker in 2016, The Stars Group continues to focus on developing new and innovative poker products and variants to attract new audiences. Such innovation helps to attract new customers (including those who may not have previously considered playing real-money poker games, such as play-money or social players and the video gaming community), reactivate inactive players with exciting new games, and continuously engage and retain existing active customers.

        The focus on the customer extends into rewards and loyalty. Understanding how to reward loyal customers and creating an appropriate product offering in poker is critical to ensure a healthy poker ecosystem. The Stars Group has made, and may continue to make, changes to its pricing and incentives to ensure that they align with its objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product's ecosystem. For example, since the beginning of 2016, The Stars Group has introduced certain improvements in the poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players) and reduce incentives for high-volume, net-withdrawing customers (primarily professional or semi-professional players). These changes, among others, have the effect of balancing the poker ecosystem and broadening the appeal of the product by creating more winning moments for our customers. An example of The Stars Group's innovative approach to player loyalty and rewards is the Stars Rewards program, which was launched in July 2017, and is described in more detail under "Business of The Stars Group—Online Poker".

        The Stars Group is pursuing growth opportunities in poker in existing and new markets, including through the innovation of new product features and enhancements, geographic expansion, improvements to the poker ecosystem, and increased marketing campaigns in 2018.

        The Stars Group growth plans in poker are supported by its leading technology. It operates proprietary technology that is highly scalable supporting its growth an innovation, is resilient and has industry leading practices for security and data integrity. The Stars Group runs a fully proprietary and highly customizable technology platform across verticals that operate in more than 100 countries, supporting 28 languages and five currencies. The Stars Group has invested significantly in its technology infrastructure since inception to provide a positive, best-in-class experience for its customers. This investment is focused on providing an appealing product to customers, both in terms of the quality of products and user experience, and also with respect to data security and integrity across its product and service offerings. The Stars Group dedicates nearly all of its R&D investments to its online gaming business, which seeks to provide broad market applications for products and services derived from its technology base, and expects to continue investing significantly in R&D in an effort to constantly improve customer experience and engagement. To support its strong reputation for security and integrity, The Stars Group employs what it believes to be industry leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming, and loyalty programs, rebates and rewards (i.e. incentives). See also "—Business Strategy of The Stars Group" and "—Technology Infrastructure and Research and Development".

Full Tilt

        Full Tilt, which launched in 2004, quickly became a popular online poker site by delivering what The Stars Group believes was innovative and realistic online poker game play, which evolved from and was based on input from some of the world's leading poker players. Prior to its migration onto the PokerStars platform in May 2016, Full Tilt served a global customer base of more than 23.9 million registered customers and had dealt more than 36.5 billion hands of poker on its proprietary software. Similar to PokerStars, under the Full Tilt brand customers can play both ring games, including traditional games and its fast-fold variants, such as Rush, and tournament-style games, including scheduled multi-table games and sit and go variants, such as Jackpot Sit & Go.

Online Casino and Sportsbook

        The Stars Group first launched online casino games in January 2014, and has quickly grown to become one of the leading operators in the world. Sportsbook was launched in June 2015 through the BetStars brand, and this emerging product has seen strong growth, focused mainly on markets within the EU. The Stars Group believes there are significant opportunities for further growth and diversification of revenues in the online casino and sportsbook verticals. The Stars Group believes that such potential opportunities include both direct customer acquisition, leveraging its brand awareness, and cross-selling the new products to its existing customer base. The Stars Group continues to improve its online casino and sportsbook product offerings, expanding the range of game content and broadening the range of betting markets. The Stars Group also continues to invest in product enhancements, improving the user experience of its websites and mobile applications. These improvements are accompanied by external marketing campaigns to drive both direct customer acquisition, and improve cross-selling to existing customers, as well as expanding the geographic reach of the products. In addition to online casino and sportsbook, The Stars Group currently intends to expand upon and explore other growth opportunities, including expanding upon its current social gaming offering, and pursuing other interactive entertainment opportunities.

        Combined online casino and sportsbook revenues is The Stars Group's second largest segment, earning $384 million for the year ended December 31, 2017, representing 29% of total revenue. Of these revenues, 87% were generated from casino.

Casino

        In January 2014, Full Tilt expanded its game portfolio by initially offering a variety of play-money table and casino games on its global online sites, including a range of single—and multi-player variations of blackjack and roulette, online slots and live dealer games. In November 2014, The Stars Group completed the introduction of play- and real-money casino games under the PokerStars brand to players in eligible markets, beginning with casino table games, single- and multi-player blackjack and roulette through the PokerStars desktop client interface. Throughout 2015, The Stars Group expanded its PokerStars online casino game offerings in certain markets to include live dealer games and slot machines as well as offering a limited selection of slot machines on its mobile applications, and in 2014, The Stars Group introduced the PokerStars Casino brand while adding a standalone mobile application for the brand, a "Vegas" tab, which provides access to additional slots, Millionaire's Island, The Stars Group's first in-house developed progressive jackpot slot game, and additional tier-one slot games. In 2017, The Stars Group launched Stars Mega Spin, its second in-house developed progressive jackpot slot game with a $1 million jackpot guarantee, and just over 170 new slot games from industry leading game studios.

        Since the introduction of online casino, The Stars Group has focused on improving its casino offerings. These improvements have included the ongoing expansion of the range of game content available, as well expanding their availability into new geographies. In addition to increased breadth, The Stars Group is investing to improve the user experience and user journeys, improving the cross-selling of its casino offerings to its existing online poker customer base. However, in addition to continued cross-sell efforts, The Stars Group continued measured external marketing efforts for its online casino, which it began in late-2016, to attract new customers and retain existing customers and expects to continue to do so.

        Despite limited direct marketing to date, The Stars Group has grown quickly to become one of the leading online casino operators. It estimates that its combined online casino, including PokerStars Casino, is currently among the world's largest and fastest growing online casinos and currently has one of the largest active player bases among its competitors. The main driver of this growth to date has been cross-selling to its existing poker customer base, with a single wallet and simple user journey with casino games integrated within the poker interface. The Stars Group gradually rolled out the availability of casino games to its customer base, with currently approximately three quarters of The Stars Group's aggregate real-money active unique poker customers being located in jurisdictions where its online casino offerings are available (primarily in Europe).

        The Stars Group has a wide range of plans to continue enhancing its online casino offerings, based around content, geographic reach, product improvements, promotions and loyalty. The Acquisition of SBG will support ongoing enhancements to the combined group's casino offering, including integrating additional casino games, such as top performing slots and additional in-house developed games. The Stars Group's online casino offerings will likely be rolled out to certain additional jurisdictions, with the potential for both cross-selling to additional customers as well as direct customer acquisition. Product enhancements are planned, such as enhancing its online and mobile applications and adding to its portfolio of unique and bespoke promotion tools. These promotional tools should enable improved promotions and loyalty, with ongoing investment in its Stars Rewards cross-vertical loyalty program and its VIP treatment program and the overall customer experience.

        The Stars Group also offers play-money and social casino through its desktop client and mobile applications, including through PokerStars, Jackpot Poker by PokerStars and Casino Rush by PokerStars, which are available on various online, mobile, social and television platforms and applications, such as Facebook, Apple's iOS and Apple TV, Google's Android and Amazon's Kindle. Play-money and social casino involve playing casino games for virtual currency through free websites, social networks, or other mobile or television applications. These offerings help to drive brand awareness, promote the enjoyment of such games in a safe environment, and provide The Stars Group with additional customer data and insight to help refine the user experience and journeys to further enhance players' enjoyment.

Sportsbook

        Sportsbook is the largest segment of the global online betting and gaming industry with $25 billion in net revenues in 2017, making up 50% of the market (H2 Gambling Capital). Real-money online sportsbook involves online wagering on sporting events and certain non-sporting events using real-money. The Stars Group initially launched limited sports betting during 2015 and later announced the introduction of its BetStars brand in December 2015. The Stars Group currently offers sports betting products and services that are primarily focused on regulated jurisdictions within the European Union. Similar to real-money online casino, The Stars Group believes that the sportsbook may attract new customers, primarily by cross-selling PokerStars customers to the BetStars brand, as well as acquiring new customers directly to the BetStars brand through external marketing.

        The Stars Group believes there is potential to cross-sell sportsbook products to its existing customer base. Currently, almost two thirds of The Stars Group's aggregate real-money active unique poker customers are located in jurisdictions where its online sports betting offerings are available. Online sportsbetting is available to these customers in a seamless fashion, from a single wallet and account. These jurisdictions are primarily in the European Union, where the offering is available through both web and dedicated iOS and Android mobile applications.

        Product enhancements and innovation should support ongoing growth. BetStars offers a range of betting options across dozens of sports, including football, tennis, basketball and horseracing, as well as specialty offerings such as eSports and poker. The brand also features a range of in-play betting options and exclusive offers and promotions. To expand its offering in the future, we intend to introduce innovative new betting products on the platform to distinguish the brand from competitors. An example of BetStars innovation is the Spin & Bet product that was introduced in January 2016, which provides customers with the opportunity to potentially enhance their odds and potential pay-out.

        In addition to enhanced product features, a broader range of betting options, and improved functionality, The Stars Group intends to expand into certain additional jurisdictions. In 2017, BetStars announced the launch of its new mobile betting application across certain European Union markets, which was designed to enhance the overall user experience. The Stars Group intends to continue focusing on increasing its cross-sell to poker players and developing sportsbook as a strong secondary customer acquisition channel to poker by, among other things, improving the localization of its offering in certain European markets, improving the user experience, closing product gaps, enhancing its mobile applications, increasing marketing initiatives and utilizing unique promotional programs.

        The Stars Group is also one of the market leaders in the Australian online betting market, the second largest locally regulated jurisdiction in the world. The Stars Group acquired a 62% equity interest in CrownBet from Crown Resorts Limited (ASX: CWN) in February 2018. On April 24, 2018, The Stars Group increased its equity interest in CrownBet from 62% to 80% and CrownBet acquired William Hill Australia, an Australian-based online sportsbook. The Australian Acquisitions created an operator of scale and the third largest operator in Australia and enhances the Company's position for the potential legalization of online poker in Australia as well as adding locally taxed revenues. In 2017, William Hill Australia generated unaudited annual revenues of A$190.5 million and unaudited annual adjusted EBITDA of A$49.6 million, while Crown Bet generated unaudited annual revenues of approximately A$204.0 million and unaudited annual adjusted EBITDA of approximately A$7.9 million. CrownBet and William Hill Australia, on a combined basis, generated unaudited annual revenues of US$340.7 million and unaudited annual adjusted EBITDA of US$59.2 million for the twelve month period ended March 31, 2018. The financial information of William Hill Australia and CrownBet has not been reviewed by any auditors or by management. See "Presentation of Financial Information". See also "—Business Strategy of The Stars Group" and "Management's Discussion and Analysis of The Stars Group".

Other Gaming & Corporate

        Other gaming related sources of revenue are aggregated into "Other Gaming", while certain other nominal sources of revenue and corporate costs are included in "Corporate". Other Gaming generated $50 million in revenue in the year ended December 31, 2017, representing 3.8% of total revenue. Corporate revenues generated $685,000 in revenue in 2017.

The Stars Group—Key Financials

$ Millions December Year-end	2015	2016	2017	2017Q1	2018Q1
Revenue	1,072	1,155	1,312	317	393
Growth YoY (%)	n.a.	8%	14%	10%	24%
TSG Adjusted EBITDA(1)	459	524	600	151	175
TSG Adjusted EBITDA Margin (%)(2)	43%	45%	46%	48%	45%
TSG Free Cash Flow(3)	416	489	564	145	163

(1)
We define TSG Adjusted EBITDA as net earnings before financial expenses, income taxes expense, depreciation and amortization, stock-based compensation, restructuring and certain other items. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures." For a reconciliation of TSG Adjusted EBITDA to the nearest IFRS measure, see "Summary Financial Information—Summary Information of The Stars Group."

(2)
We define TSG Adjusted EBITDA margin as TSG Adjusted EBITDA divided by revenue. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures."

(3)
We define TSG Free Cash Flow as TSG Adjusted EBITDA after deducting Total Capex. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures." For a reconciliation of TSG Free Cash Flow to the nearest IFRS measure, see "Summary Financial Information—Summary Information of The Stars Group."

Business Strategy of The Stars Group

        The Stars Group focuses on the creation of long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of products and services that it expects will deliver sustainable, profitable long-term growth. The Stars Group places great emphasis on the customer and its goal is to become the world's favorite online gaming destination, which it believes it can achieve by creating a fun and positive experience and many winning moments.

        To do this, management seeks certain ongoing, principal strategic initiatives, including:

  •
  Strengthening, Expanding and Diversifying its Products and Services

  •
  The Acquisition provides The Stars Group with greater revenue diversification and additional exposure to sports betting, the world's largest and fastest growing online gaming segment. For the year ended December 31, 2017, on a Combined basis (including CrownBet), poker, sportsbook and casino revenues comprise 37%, 34%, and 26% of total revenues, respectively, versus 67%, 4%, and 26%, respectively for The Stars Group, on a standalone basis for the year ended December 31, 2017, with the remainder attributed to other nominal sources of revenues.

  •
  Poker—The Stars Group will continue to focus on its core poker offerings, which historically have been its primary customer acquisition channel and in which The Stars Group believes it currently has a competitive advantage, with scale benefits and network effects as it is approximately eight times as large as its nearest publicly-listed competitor in terms of poker revenues. The Stars Group intends to both maintain its leadership and continue improving, expanding and innovating its product offerings in poker. The Stars Group intends to achieve these objectives through continued rollout and introduction of new and innovative poker offerings and marketing campaigns, and continued improvements in the poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players).

  •
  Sportsbook—The Acquisition of SBG will allow The Stars Group to significantly enhance its customer's sports betting experience with the introduction of high-quality mobile led products to its ecosystem, such as Sky Bet. SBG's robust technology platform and rich customer data will allow The Stars Group to bolster its sports product both in existing SBG markets and in the rest of the world. Furthermore, the addition of sports betting as a second low-cost customer acquisition channel will complement The Stars Group's core poker business and enable more effective cross-sell to players across multiple verticals.

    •
    Casino—The Stars Group intends to continue to develop, improve and expand its online casino product PokerStars Casino with improved content, product and promotions (in 2018 year-to-date, The Stars Group has launched 90 new casinos games to increase diversification of offerings). The Acquisition provides The Stars Group with the mobile led Sky Vegas and Sky Casino brands that will help The Stars Group to improve its casino offering in existing SBG markets and in the rest of the world.

    •
    Other—The Stars Group intends to selectively expand upon its current social gaming offerings and pursue other interactive entertainment opportunities. The Stars Group and SBG's free-to-play and freemium products have significant player bases which promote customer engagement and can be cross-sold into real-money products worldwide.

  •
  Expanding its Geographical Reach and Promoting Regulation

  •
  The Acquisition of SBG provides The Stars Group with an increased presence in regulated markets, particularly within the United Kingdom, the world's largest regulated online gaming market. The Australian Acquisitions earlier this year also allowed The Stars Group's to enter Australia, the world's second largest regulated online gaming market. For the year ended December 31, 2017, The Stars Group's revenue exposure on a Combined basis (including CrownBet) by geography will see increased diversification, comprising 37% UK, 32% Other European Union, 12% Australia, 10% Other Europe, 7% Americas and 2% Rest of World. Additionally, on a Combined basis (including CrownBet), for the year ended December 31, 2017, 75% of The Stars Group's revenues for would have originated from regulated or locally taxed jurisdictions.

  •
  The Stars Group currently intends to expand its geographical reach by offering its products and services in certain additional jurisdictions, including through the promotion of the regulation of online gaming in new and emerging markets and potential partnerships or arrangements with existing operators or other third parties, including, without limitation, states within the United States, and certain countries within Asia, Latin America and Eastern Europe. The Stars Group currently expects that these and other jurisdictions may become significant growth opportunities.

  •
  The Stars Group intends to focus on becoming a market leader in the emerging online gaming market in the United States. Currently, certain subsidiaries of The Stars Group are authorized to conduct online gaming (poker, casino and sports) in New Jersey using the PokerStars and Full Tilt brands, and The Stars Group intends to seek approval to offer its online gaming products in certain other U.S. states if and when they regulate and establish an applicable licensing regime, including Pennsylvania, which passed legislation in late-2017 permitting online poker, casino and sports betting within that commonwealth. The U.S. market is expected to present a significant growth opportunity for The Stars Group, with the recent U.S. Supreme Court decision striking down a federal law prohibiting states from authorizing sports betting serving as a primary catalyst for states to consider new gaming regulations. Combining SBG's best-in-class sportsbook product and The Stars Group's significant player base and recognized brands, The Stars Group is uniquely positioned to capture the growth of this emerging market.

  •
  The Stars Group's current strategy in Asia, including India, Latin and South America and Eastern Europe primarily seeks to promote brand awareness and market development through various gaming, non-gaming and land-based efforts, including, as applicable, establishing relationships with existing operators, including potential B2B arrangements, the PokerStars sponsorship of brand ambassadors, and sponsored live events, the PokerStars LIVE branded poker rooms and The Stars Group's play-money offerings. The Stars Group also promotes shared liquidity for online poker in and across jurisdictions where it believes there would be a benefit not only to its business, but also to its customers, those jurisdictions and the overall online gaming industry. For example, in January 2018, The Stars Group became the first online operator approved to offer a shared player pool between the locally licensed markets of France and Spain, which it expanded into Portugal in May 2018, and The Stars Group intends to seek approval to expand to include Italy if and when permitted.

    •
    The Stars Group's overall strategy to expand its geographical reach includes, but is not limited to, (i) building relationships with governments and private operators, and (ii) working with regulators and government officials to implement regulations beneficial to its customers, the citizens of the regulating jurisdiction and the industry as a whole.

  •
  Continue to Elevate and Improve the Customer Experience

  •
  The Stars Group seeks to become the world's favorite online gaming destination through, among other things, creating winning moments for its customers. It plans to do so through its comprehensive and innovative product offerings and its focus on creating the best customer experience in the industry by concentrating on customer enjoyment, engagement and service as well as its dedication to responsible gaming, security, game integrity and transparency. The Stars Group launched its cross vertical loyalty program Stars Rewards in July 2017, which it believes is the first of its kind in the industry. The highly customizable program is continuously monitored and improving in order to enhance engagement among existing customers. The Stars Group's and SBG's customer databases give them unique access to customer data and insight to enhance and improve their product range, content and user experience to further enhance their competitive position.

  •
  Pursuing Operational Efficiencies

  •
  Beginning in 2016, The Stars Group launched its operational excellence program to review its expense structure and identify areas for improvement that it believes will enhance shareholder value. So far, this program has resulted in rationalizing The Stars Group's operations, including consolidating and moving certain office locations. The Stars Group expects to continue to focus on further optimizing its operations to potentially achieve a higher level of efficiency, effectiveness and quality throughout the organization, including capital investments to further automate and improve the effectiveness of certain business processes. The Stars Group will also continuously assess and monitor the overall impact of these initiatives on its operations and performance. The Acquisition of SBG will also improve The Stars Group's products and technology as a result of the addition of SBG's leading casino and sportsbook offerings. Cost synergies resulting from the Acquisition are estimated at approximately $70 million per annum, which will include the rationalization of overlapping roles and responsibilities, non-headcount G&A savings, marketing spend optimization in the UK, Italy and Germany, and optimizing The Stars Group's sportsbook costs (e.g., mitigating duplicative data feeds). The Company will incur one-time cash costs of approximately 1.2x the expected $70 million in recurring cost synergies in order to achieve such synergies. The full benefit of the cost synergies is expected to be achieved within two years of closing the Acquisition. For information about the risks associated with the Acquisition and our estimated synergies and cost saving, see "Risk Factors—Risks Related to the Acquisition—We may not realize any or all of our estimated synergies and cost savings, which would have a negative effect on our results of operations" and "Cautionary Note Regarding Forward-Looking Statements".

The Transactions

        On April 21, 2018, The Stars Group and SBG entered into the Acquisition Agreement, pursuant to which SBG will be acquired by a subsidiary of The Stars Group, with SBG becoming as a result of the Acquisition a wholly owned subsidiary of The Stars Group. See "Recent Developments—The Acquisition Agreement."

        Concurrently with the consummation of this Offering, or concurrently with or in advance of the closing of the Acquisition, we expect to enter into a credit agreement, providing for $5,675 million dollar equivalent in new Senior Facilities including $4,975 million dollar equivalent of the New Term Loans. We intend to use the net proceeds of the Offering of Treasury Shares, together with borrowings under the Senior Facilities, the net proceeds from the Notes Offering and cash on hand to fund the Acquisition and to pay related fees and expenses. In addition, we intend to use a portion of the borrowings under the Senior Facilities together with a portion of the net proceeds from the Notes Offering (or, if applicable, the Senior Unsecured Bridge Facility) to repay all of SBG's outstanding indebtedness excluding certain payments in respect of swap obligations and to repay certain SBG shareholder loans, as well as to refinance certain of our outstanding indebtedness. See "The Acquisition—Financing the Acquisition", "Use of Proceeds" and "Consolidated Capitalization".

Recent Financial and Operational Performance for The Stars Group

  First Quarter 2018 Financial Summary

	Three Months Ended March 31,
			Year-over-Year Change
$000's except percentages	2018	2017
Revenue	392,891	317,320	23.8%
Net earnings	74,361	65,753	13.1%
Diluted net earnings per common share	$0.36	$0.33	9.1%
TSG Adjusted EBITDA(1)	175,022	151,001	15.9%
Adjusted Net Earnings(2)	139,207	113,367	22.8%
Net cash inflows from operating activities	132,069	95,547	38.2%

(1)
We define TSG Adjusted EBITDA as net earnings before financial expenses, income taxes expense, depreciation and amortization, stock-based compensation, restructuring and certain other items. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures." For a reconciliation of TSG Adjusted EBITDA to the nearest IFRS measure, see Note 1 under "Summary Financial Information—Summary Historical Financial Information of the The Stars Group".

(2)
We define Adjusted Net Earnings as net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures." For a reconciliation of Adjusted Net Earnings to the nearest IFRS measure, see Note 2 under "Summary Financial Information—Summary Historical Financial Information of the The Stars Group".

Marketing Strategy and Revenue Model

Marketing Strategy

        The Stars Group markets its brands, product offerings through various platforms and channels, including, without limitation, various media outlets, sponsored live poker tours and branded poker rooms (which also generate nominal revenue), and endorsement agreements. Below is a general description of such platforms and channels. Although The Stars Group's primary focus has been and currently is on online poker, it intends to begin increasing its focus and attention on marketing efforts that highlight its online casino and sportsbook offerings.

  Media

        The Stars Group has a multimedia approach that focuses on acquiring and retaining customers both online and offline for its brands, product offerings. This multimedia approach includes, among other things, television programming and television advertisement campaigns, affiliate partnerships, digital advertisements and online campaigns, paid search optimization, various social media campaigns, including live-streaming, and other productions and content.

        The Stars Group broadcasts various televised poker programs and advertisement campaigns that run throughout the year at different intervals. Live poker tournaments are also filmed at various PokerStars sponsored events, including The Stars Group's PokerStars sponsored tours, and broadcast as television shows in several countries. These sponsored live events are also broadcast online on various sites, including YouTube, Facebook, Twitch and PokerStars.tv. Other forms of television programs that The Stars Group broadcasts include reality shows and poker-based dramas, which are developed and produced together with various production companies.

        The Stars Group also engages third-party search engine and online traffic optimization companies to increase The Stars Group's online presence and traffic to its websites. In addition, The Stars Group employs various display campaigns through banner advertisements, social media campaigns, and paid-for placements in search engines. These campaigns are directed at both existing and new customers across all The Stars Group's platforms.

  Poker Tours and Events

        In addition to providing online and mobile gaming product offerings, The Stars Group, through Stars Interactive Group, also sponsors some of the world's largest live poker tours and produces televised or streamed coverage of such poker events.

        PokerStars' primary sponsored global live tours include PokerStars Players No Limit Hold'em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. As the sponsor, PokerStars promotes the brand through each tour's widespread television or other multimedia distribution. The live poker tours consist of a number of events operated by local casinos and are largely marketed through various media sources and news coverage. In 2017 alone, PokerStars sponsored tours included more than 1,200 tournaments, with more than 200,000 player entries, representing over 100 different countries and awarding more than $265 million in prize money, increasing the total prize money awarded at PokerStars sponsored live events since inception to more than $1.5 billion. In 2018, The Stars Group expects the sponsored tours and events to visit various cities and countries, including Barcelona, Dublin, Lille, London, Macau, Manila, Marbella, Monte-Carlo, Nassau, Prague and Sochi.

        Founded in 2004, the European Poker Tour is known in the industry as Europe's most popular poker tour, and has staged and hosted successful tournament series across Europe. The European Poker Tour is filmed and widely televised in various countries throughout the world and, in 2017, was live streamed with over 16.8 million cumulative daily viewers. The European Poker Tour attracted more than 13,000 players from 80 countries and offered lucrative prize pools, totaling approximately €150 million in 2017. The Asia Pacific Poker Tour, which hosts events at luxury casinos throughout Australasia, started in 2007 and The Stars Group believes it helped expand the popularity of poker in Asia. The Asia Pacific Poker Tour is responsible for bringing the first major government-sanctioned real-money "Texas Hold-'em" poker tournaments to certain Asian countries, including South Korea. Founded in May 2008, the Latin America Poker Tour brought world-class poker tournaments to locations such as Chile, Panama, Brazil, Peru and Uruguay, and attracted more than 2,400 players from 30 countries with a total prize pool of approximately $4.5 million in 2017. The PokerStars Caribbean Adventure, which was founded in 2004 on a popular Caribbean cruise ship, is held each year at the Atlantis Resort and Casino on Atlantis Paradise Island in the Bahamas. The PokerStars Caribbean Adventure is considered in the industry as one of the most popular poker events in the world and, since inception, has awarded more than $260 million in prize money. The PokerStars Caribbean Adventure has involved thousands of players since its inception, including hundreds of qualifiers each year from PokerStars sites, as well as various professional athletes and celebrities. In 2017, each of the European Poker Tour, PokerStars Caribbean Adventure, Asia Pacific Poker Tour and Latin America Poker Tour ran under the PokerStars Championship and PokerStars Festival names, but have or will return under their original names in 2018.

        In late 2016, The Stars Group introduced PokerStars Festival, which is a sponsored live poker series that offers players a more recreational, relaxed atmosphere with lower buy-ins and greater prize pools and tours primarily throughout Europe, and in 2017, The Stars Group introduced PokerStars MEGASTACK, which also brings low buy-ins, but provides players with a more professional experience at entry-level tournaments held at live venues around Europe and the United States. In addition, in December 2017, The Stars Group launched the PokerStars Players No Limit Hold'em Championship, which is a $25,000 buy-in poker tournament that will be held in the Bahamas in January 2019 as part of the PokerStars Caribbean Adventure and will include $8 million in free tournament packages that The Stars Group will award to players throughout 2018 and an additional $1 million added by The Stars Group to the winner of the tournament.

  Branded Poker Rooms

        The Stars Group also has marketing arrangements for branded live poker rooms, under the PokerStars LIVE name, at popular casinos in major cities around the world, including at the Hippodrome Casino in London, the Casino Barcelona in Barcelona and the City of Dreams Casino in Manila. The Stars Group strives to enter into marketing arrangements for branded poker rooms at premier leisure and entertainment destinations around the world, particularly those that it believes have thriving gaming communities. These PokerStars LIVE branded rooms are operated by the local casino and adhere to the same global design concept but are tailored to the specific location, which in each case is developed by The Stars Group along with a design agency, and is intended to provide a strong brand presence through common elements across each location.

  Endorsement Agreements

        The Stars Group endorses several ambassadors to promote its product offerings, both at global and regional levels. These ambassadors include some of the most prominent professional poker players in the industry, sports stars and professional athletes, global celebrities, and friends of the brand who have a personal connection to or interest in poker, gaming or The Stars Group's brands in general. Each category is generally engaged to generate new customer participation and vertical growth as well as to enhance the customer experience and customer retention.

Revenue Model

        The Stars Group's revenue model for its core product offerings is based primarily on two main offerings, real-money games and play-money games. Nearly all of The Stars Group's revenues during the year-ended December 31, 2017 and quarter ended March 31, 2018 were, and The Stars Group expects its revenues to continue to be, generated by its real-money online gaming offerings. For the same time period, the majority of The Stars Group's revenues were generated through the provision of real-money online poker offerings, followed by online casino and sportsbook offerings combined, in each case derived entirely by group entities based outside of Canada and predominantly from customers based in the European Union. Following the Australian Acquisitions and the Acquisition, The Stars Group expects that the significant majority of its combined revenues will be generated through the provision of its real-money online casino and sportsbook offerings. Gaming revenue comprises almost the entirety of The Stars Group's reported gaming revenues, with the remaining reported revenues generated from certain related real-money gaming revenues, including currency conversion fees. For additional information, see "Management's Discussion and Analysis of The Stars Group" and "Selected Historical Financial Information of The Stars Group".

        The Stars Group's revenues can be influenced by numerous factors, many of which it is unable to predict or are outside of its control, including without limitation, the impact of seasonality and The Stars Group's gross win margin, as described below under "—Seasonality and Other Factors Impacting the Business", and the other risks and uncertainties set forth in this Prospectus Supplement under the heading "Risk Factors—Risks Related to the Business of The Stars Group".

  Real-Money Games

        The Stars Group's current core real-money online gaming offerings are Poker and Casino & Sportsbook, each with its own revenue model.

        In poker, players play against each other in either ring games (i.e., games for cash on a hand-by-hand basis) or in tournaments (i.e., players play against each other for tournament chips with prize money distributed to the last remaining competitors) or variations thereof. The Stars Group collects a percentage of each pot, or the rake, up to a capped amount in ring games and a tournament entry fee for scheduled tournaments and sit and go tournaments, and does not generally have any of its own capital at risk (with an exception being the Spin & Go product where the tournament prize pool is a randomly determined multiple of the buy-in). These amounts are then reduced by applicable VAT in certain jurisdictions and offsets (as described below) to arrive at revenue.

        Online casino offerings typically include the full suite of games available in land-based casinos, such as blackjack, roulette and slot machines. For these offerings, The Stars Group functions similarly to land-based casinos, generating revenue through hold, or gross winnings, as players play against the house, and then these amounts are reduced by applicable VAT in certain jurisdictions and offsets to arrive at revenue. In online casino, The Stars Group believes there is typically lower volatility from the statistical norm versus land-based casinos as there is generally a larger number of bets placed at small denominations.

        Sportsbook involves customers wagering on certain sporting and non-sporting events, also referred to as turnover. Like casino offerings, The Stars Group generates sportsbook revenues through hold based on a certain margin to ensure that the house has an advantage, and then these amounts are reduced by applicable VAT in certain jurisdictions and offsets to arrive at revenue.

        Offsets for each vertical are the portion of gross revenue that The Stars Group allocates to rebates, incentives and promotions, which are awarded as a result of game play or at The Stars Group's discretion, as applicable, though loyalty programs, free plays, sign-up bonuses, discounts, rebates, other rewards and incentives, and tournament overlays. Offsets are generally used to acquire new customers and retain and reactivate existing customers.

  Play-Money Games

        Play-money gaming involves players receiving virtual currency for free, or paying a fee to receive additional virtual currency, which can be used to play certain gaming offerings. Play-money gaming is permitted in various jurisdictions that may not otherwise permit real-money gaming, including most of the states in the United States. In the future, The Stars Group may also generate revenue from advertising through its play-money gaming offering. The Stars Group's current play-money game offering primarily consists of poker, including on PokerStars.net and FullTilt.net and through the social gaming brands PokerStars Play, Jackpot Poker by PokerStars and Casino Rush by PokerStars. In these circumstances, there are no cash prizes or other prizes for monetary value, and in most cases, all the player fees are passed to The Stars Group as revenue, unless the games are played through social platforms, in which case the platform operator retains a certain percentage for distributing the offering. The Stars Group's play-money games may be played through the desktop client interface or through online, television and mobile platforms, including on social gaming platforms. The revenue for play-money is the sum of fees paid by customers (net of any percentage of the same retained by the particular platform operators), less applicable VAT in certain jurisdictions and certain promotional costs. The Stars Group includes such revenue in its other gaming revenues.

  Poker Tours and Events and Branded Poker Rooms

        As described above, The Stars Group sponsors certain live poker tours and events, uses its industry expertise to provide consultancy and support services to the casinos that operate the events, and has marketing arrangements for branded poker rooms at various locations around the world. The Stars Group generates revenue from these sponsorships and marketing arrangements and includes such revenue in other gaming revenue.

Technology Infrastructure and Research and Development

        The technology infrastructure used for The Stars Group's online gaming business was designed to support its growth by having the flexibility and scalability to adapt and conform to the demands and changes in its product offerings. The Stars Group's product development philosophy is focused on continuous innovation in creating and improving its product offerings. In addition, as The Stars Group's customer base grows, and the level of engagement from its customers increases, including on mobile devices, The Stars Group's computing capabilities and power will need to expand. The Stars Group continuously develops its proprietary platforms, games and content, and has invested significantly in its technology infrastructure to ensure a positive experience for its customers, not only from an entertainment perspective, but most importantly with respect to security and integrity across business divisions and verticals. To support The Stars Group's strong reputation for security and integrity, The Stars Group employs what it believes to be industry leading practices and systems, including machine learning based real-time data analytics, led by an internal information security group with respect to various aspects of its technology infrastructure, including, but not limited to, application level security, information and payment security, game integrity, customer fund, information and data protection, marketing and promotion, customer support, responsible gaming and loyalty and VIP programs.

        Our platform investments have yielded a scalable platform with a robust, high-performing infrastructure. The Stars Group boasts the Guinness World Record for the most players in a single online tournament, during which 253,692 players were active on the platform concurrently, and The Stars Group has successfully handled a maximum recorded concurrent players and table observers of 470,000 and 60,000, respectively. At current peak periods, The Stars Group processes more than 1,000 poker hands per second and more than 500 casino game rounds per second. It issues over 1,000 software update releases per year and has 105 desktop clients customized for each applicable market. Going forward, the platform has capacity to support more than 2,000 sports bets per second with more than 600 server modules. Despite this scale—more than 2 billion tournaments, 180 billion poker hands, and 17 billion casino game rounds so far—The Stars Group has maintained world-class uptime, with 99.98%, 99.99%, and 99.95% in 2015, 2016, and 2017, respectively.

        The Stars Group also uses third parties to provide cyber security, including, without limitation, anti-virus software, network monitoring software, firewalls, penetration testing and similar protection. These security and integrity systems routinely review and evaluate attempted breaches of The Stars Group's infrastructure, as well as customer backgrounds, game play, financial and transactional activity and related risks through a variation of management systems, including, without limitation, "know your customer" and related background screening (which collects age and identity information, as well as monitoring against certain prohibited persons and other watch lists), location screening through geolocation and other software, deposit screening, abnormal game play and movement of funds detection, withdrawals screening, collusion detection, bots and artificial intelligence detection (which detects artificial intelligence-driven game play) and prevention (including through changing aspects of or enhancing current product offerings or innovating new variants), multiple account alerts, account restriction and ban detection and a safe mode system (which is based on a customer's risk profile and limits access to high risk deposit methods). These systems also include controls that, among other things, (i) restrict the use of third-party software components, also known as third-party tools (such as "heads-up displays" and "seating scripts"), for the purpose of collecting additional gameplay information or selecting specific opponents and (ii) prohibit data-mining of certain products (or the practice of accumulating a large set of information, such as poker hand histories, through the use of software as opposed to actual gameplay) for the purpose of analyzing and exploiting another customer's activity, playing styles and tendencies. The Stars Group's technology infrastructure and software is also subject to rigorous management and certification process testing and meets applicable compliance and regulatory requirements in numerous jurisdictions. See also "Risk Factors—Risks Related to the Business of The Stars Group".

        The Stars Group's R&D strategy seeks to provide broad market applications for products derived from its technology base. The Stars Group's R&D efforts are focused primarily on: (i) developing and delivering The Stars Group's pipeline of new product offerings; (ii) revitalizing its existing product and services offerings through continued innovation; (iii) developing core technology and platforms for existing and future verticals; (iv) evolving the functionality, security and performance of its offerings and platforms; (v) continuously developing and extending the number of supported client platforms; (vi) developing infrastructure systems to provide the underlying support for The Stars Group's offerings, systems and platforms; (vii) providing a platform and tools for operations and marketing; and (viii) improving development and testing technologies. The Stars Group also engages from time to time in longer term fundamental research and may do so in the future either directly or through the funding of third-party projects. The Stars Group currently dedicates nearly all of its R&D investments to its online gaming business.

Markets and Customers

        The gaming industry in general operates in a large, dynamic and growing global market with a variety of segments, including online (including mobile) and land-based poker, sports betting, casinos, bingo rooms and other gaming mediums. According to gaming industry consultants, H2 Gambling Capital ("H2GC"), from 2003 to 2017, the combined global (including markets where The Stars Group does not currently operate real-money online gaming) interactive gaming verticals, including online real-money Poker and Casino & Sportsbook betting, horseracing, bingo and skill-based and other games, have grown from approximately $7.8 billion to $45.8 billion in gross gaming revenues ("GGR"), defined as wagers or rakes plus bonuses, promotions, overlays and loyalty rewards, less prizes or winnings. Of this total, H2GC estimates that in 2017 alone, betting, i.e., racing and sports betting, comprised 55%, casino (including bingo, skill and other gaming) comprised 38% and poker comprised 6%. H2GC estimates that the combined global interactive gaming GGR to grow to approximately $61.2 billion in 2021 (data as at May, 2018). This reflects a compounded annual growth rate ("CAGR") of 7.5% from 2017 to 2021.

        Online gaming operators take advantage of scale and technology to provide gaming to large networks of customers. Originating in the mid 1990's, online gaming has grown steadily over time with improvements to technology, security and public sentiment coinciding with growth in national and local regulation of online gaming.

        Set forth below is a general overview of the current market for The Stars Group's core verticals, i.e., real-money online Poker and Casino & Sportsbook.

        Online poker saw a rapid rise in popularity beginning in 2003 when Tennessee accountant Chris Moneymaker won the main event at the World Series of Poker, a prize of $2.5 million, after winning his entry in a $39 buy-in online satellite tournament on PokerStars. This rise in popularity saw global online poker grow significantly, notably in Europe and North America, until 2010. In 2011, two of the industry's largest brands, PokerStars and Full Tilt, exited the U.S. market, where they held a significant majority of the online poker market share, impacting global poker player liquidity. Currently, The Stars Group does not offer its core real-money online poker offering in over 30 jurisdictions around the world, including the United States (except in the regulated market of New Jersey, and potentially in the near future in Pennsylvania). The Stars Group's primary markets for real-money online poker include the European Union, certain other jurisdictions in the rest of Europe and the Americas (excluding the United States). Various industry data sources currently estimate that the United States still represents a potential growth opportunity for real-money online poker between 2017 and 2022, subject to more U.S. states regulating online poker, or online gaming or betting more broadly; currently, only New Jersey, Nevada, Delaware and Pennsylvania have, or recently passed legislation regarding, regulated online poker or online gaming. However, in recent years multiple states have considered or are currently considering proposed legislation to regulate online poker or online gaming, including Illinois, Michigan, New York, Massachusetts and California; while The Stars Group currently believes more states will regulate online poker or online gaming in the future, there can be no assurance when this will happen, if at all.

        Online casino (excluding poker) has also seen rapid growth over the past decade, with GGR from the global market growing from $2.2 billion in 2003 to $17.5 billion in 2017 according to H2GC (such estimates include markets where The Stars Group does not currently operate real-money online casino). As online casino operators continue to expand content and increase product offerings, and more markets regulate online casino, H2GC forecasts GGR to grow to $23.0 billion in 2021, or at a CAGR of 7.0% from 2017 to 2021. According to H2GC, the majority of this growth is currently expected to come from Europe. The primary market for The Stars Group's combined online casino offering is Europe, which comprised approximately 59% of the global online casino market in 2017 according to H2GC.

        According to H2GC, online betting, comprising racing and sports betting, makes up the largest segment of the online gaming market at approximately $25.3 billion in GGR in 2017. As with online poker and online casino, according to H2GC, online sports betting saw significant growth from 2003 through 2017 as technology improved, e-commerce became more mainstream and national regulation of online betting grew (such estimates include markets where The Stars Group does not currently operate real-money online sportsbook). H2GC estimates online betting will continue to grow, with GGR reaching $35.0 billion in 2021, or at a CAGR of 8.5% from 2017 to 2021. The primary market for The Stars Group's online sports betting offering is Europe, which comprised approximately 44% of the global online betting market in 2017 according to H2GC. See below under "—Regulatory Environment—Regulation of The Stars Group's Business—Local Licenses and Approvals" regarding the potential future of sports betting in the United States.

        For detailed information regarding the regulatory environment in which The Stars Group currently operates, The Stars Group's current licenses and approvals, and The Stars Group's current regulatory strategy, see "—Regulatory Environment" below.

Seasonality and Other Factors Impacting the Business

        The Stars Group's business can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the majority of The Stars Group's customers are located, and the related climate and weather in such geographies, among other things, revenues from The Stars Group's operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In addition, changes to The Stars Group's Stars Rewards loyalty program have an impact on net gaming revenue, which could also cause fluctuations in The Stars Group's business. In online sports betting, fluctuations can also occur around applicable sports seasons, with increased customer activity around notable or popular sporting events, and with respect to gross win margin (or the total customer wagers less customer winnings as a proportion of the total amount wagered). As such, prolonged periods of high gross win margin can negatively impact customer experience, enjoyment and engagement levels thereby resulting in lower customer wagering volumes on sports betting or other gaming verticals. Conversely, while periods of low gross win margin tend to negatively impact revenues, this may be mitigated to an extent by increased customer wagering volume (generally referred to as recycling of winnings) due to the positive impact of customer-friendly results on customer experience, enjoyment and engagement. Notwithstanding, the impact on revenues may be mitigated by the positive or negative impact of gross win margins on customer wagering, which can fluctuate inversely with such margins.

        As a result of the foregoing, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted The Stars Group's historical results will repeat in future periods as The Stars Group cannot influence or forecast many of these factors. For other factors that may cause The Stars Group's business and results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see "Risk Factors—Risks Related to the Business of The Stars Group".

Competition

        The industries in which The Stars Group currently operates are highly competitive, constantly evolving and subject to regulatory and rapid technological change. The Stars Group faces significant competition in all aspects of its business and competes for customers with other online (including mobile) and land-based gaming and interactive entertainment developers and operators on the basis of many factors, including, without limitation, the quality of the customer experience, brand awareness, reputation, security, integrity and access to other distribution channels. Although The Stars Group believes that it competes favorably, its competitors could develop more compelling products, services, content and offerings, which could adversely affect The Stars Group's ability to attract and retain customers. As The Stars Group introduces new products, as its existing products evolve, or as other companies introduce new product offerings or merge with competitors into larger entities, The Stars Group may become subject to additional and/or more intense competition. The Stars Group's competitors, whether known or unknown, may also take advantage of large user and customer bases, networks through social networks, and third-party relationships to grow rapidly. See also "Risk Factors—Risks Related to the Business of The Stars Group".

        There are multiple competitors specializing in offering online gaming and interactive entertainment products, including developers for online, mobile and social networks, operators of regulated online real-money gaming, live poker tournaments, developers for consoles and other platforms, and other forms of media, content and entertainment. For example, although The Stars Group has and continues to be a significant market leader in online poker, and is seeing meaningful growth and revenue from its online casino and growth in its online sportsbook, it is still in the relatively early stages of its entry into casino and sportsbook, where competition is significant and formidable. The Stars Group's competitors range from small, localized companies to large multinational corporations in the jurisdictions where it conducts business. These competitors include, among others, bet365, William Hill, GVC (including bwin.party and Ladbrokes Coral Group), Paddy Power Betfair, 888 Holdings, Kindred Group, Betsson, Winamax,

Jackpotjoy, Cherry, Mr. Green, LeoVegas and certain government operators and smaller operators in specific regions. Also, there is increasing competition with social and video gaming companies, such as Zynga, Playtika, the social gaming divisions of Sony, IGT, Scientific Games, Tencent, Penn National Gaming, PlayAGS, Aristocrat, Activision Blizzard (including King), and Riot Games, as well as interactive content and media companies, such as Netflix, which provide monetized interactive entertainment offerings that offer competition to real-money online gaming companies for time and wallet share of consumers.

        The Stars Group's ability to compete effectively with its competitors is based on a number of factors, including, but not limited to, its ability to (i) maintain its strong reputation among its customers and brand awareness throughout the world, (ii) maintain appropriate liquidity in online poker, and continue to grow its large customer base and customer engagement across existing and new verticals, (iii) provide comprehensive and varied gaming and entertainment offerings at competitive prices, (iv) provide a superior customer experience, including through appropriate responsible gaming policies and related customer support tools, promotions, incentives, features, customer protections, and best-in-class software development and back-office infrastructure, customer service, payment processing, security and integrity, as applicable, (v) develop products and offerings designed for distribution across multiple channels and to new, large audiences with superior functionality and efficient implementation, including through the use of innovative architecture and technologies that The Stars Group believes will result in a higher degree of customer acceptance and player preference, and (vi) successfully promote the regulation of online gaming and maintain its existing and obtain new licenses or approvals to operate and offer online gaming in existing and new jurisdictions, as applicable. See above under "—Online Poker—PokerStars" for additional information regarding The Stars Group's improvements in the poker ecosystem to benefit and attract recreational players and improve the overall customer experience.

Manufacturing and Supply Chain Management

        The Stars Group primarily develops and produces its product offerings internally through, among other resources, internal engineering teams, software architects, internal network operations teams and production operations staff. The Stars Group's development and production includes, without limitation, software development and quality assurance, hosting of software within The Stars Group's data centers and transit points of presence, development of network infrastructure and operations monitoring and maintenance of its product offerings. The Stars Group engages third parties to assist in development and production on an as-needed basis.

        The Stars Group also recently started an in-house game development studio. Since 2016, The Stars Group launched Millionaire's Island and Stars Mega Spin, two in-house developed progressive jackpot slot games with $1 million jackpot guarantees.

        As applicable, The Stars Group seeks to negotiate competitive pricing with its third-party service providers and suppliers, and generally believes that the availability of software, components and other supplies that it uses are adequate and can be sourced from more than one provider or supplier.

        For additional information, see also "—Technology Infrastructure and Research and Development", "—Human Resources" and "—Facilities".

Intellectual Property Rights

        The development and protection of intellectual property is a core part of The Stars Group's business strategy and a key element to its success. The Stars Group believes that its intellectual property rights currently provide broad and comprehensive coverage for its product offerings. The Stars Group follows a policy and practice of protecting its intellectual property rights in its core business areas through a combination of patents, copyrights, industrial designs, trademarks and trade secret laws, and generally through contractual provisions with third parties who have access to or are otherwise involved in the creation, development or use of its intellectual property. These protections generally include non-disclosure and confidentiality policies and provisions and the use of appropriate intellectual property ownership and assignment provisions and restrictive covenant agreements with, among others, The Stars Group's employees, contractors, consultants, manufacturers, suppliers, customers and stakeholders. The Stars Group actively seeks to protect and enforce its intellectual property rights to prevent unauthorized use by third parties, including through applications for injunctive relief and pursuing further litigation, as necessary.

        In addition, The Stars Group seeks to preserve the integrity and confidentiality of its data, trade secrets and know-how by maintaining the physical security of its facilities and the electronic security of its information technology systems. Measures taken by The Stars Group to maintain confidentiality of its facilities and systems include the use of monitoring methods to prevent third-party or unauthorized employee access to confidential information and certain software, such as the underlying source code, as well as systems, practices and procedures designed to prevent unauthorized third-party or employee access to such information and software, such as restrictions on using USB devices and only permitting access to certain approved file-sharing sites. While The Stars Group has confidence in these individuals, organizations and systems, The Stars Group's security measures may be breached, and legal recourse may not provide adequate remedies for any such breach.

        The Stars Group's active intellectual property portfolio currently contains, among other rights, approximately 40 granted patents, 30 patent applications, 850 registered trademarks, 820 trademark applications, 15 industrial designs, 8 copyright registrations and 3 copyright applications. In addition, The Stars Group currently owns approximately 7,000 domain names, as well as unregistered intellectual property, which includes copyright works, such as source codes, software codes, logos, audio-visual elements, graphics, original music, story lines, interfaces, advertisements, films and videos, copyrights and databases (including customer lists), unregistered trademark rights, confidential information and trade secrets. Issued and registered rights (and applications for such rights) are held by The Stars Group in numerous jurisdictions around the world, including the United States, Canada, Europe, Russia, certain Latin American countries, China and certain Australasian countries. The terms and extent of protection afforded under The Stars Group's issued and registered rights or unregistered rights vary depending on the jurisdiction and, as applicable, the date of filing.

        The Stars Group's patent strategy focuses on protecting novel elements of its technology design covering the principal jurisdictions where The Stars Group currently carries on business and where it believes filing for such protection is strategically, commercially, technologically or otherwise, appropriate and beneficial. These elements include, among others, core design features, implementation technologies and inventions and developments of games, in each case, where possible. In addition to the granted patents mentioned above, The Stars Group has pending patent applications in the United States and certain key commercial foreign countries, such as Canada and in Europe, and files new patent applications as and where it deems appropriate. The actual protection afforded by a patent depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the applicable jurisdiction.

        In addition to patent rights, The Stars Group has registered trademarks or trademark applications for, among other things, its primary brands, including The Stars Group, PokerStars, BetStars, Full Tilt, and related sub-brands, as well as its live poker tours in more than 40 jurisdictions around the world where The Stars Group believes there is a commercial benefit for having such registrations. The Stars Group continuously monitors its trademark portfolio and files new registration applications as and when it deems appropriate.

        To complement The Stars Group's owned intellectual property, The Stars Group has in the past and may in the future enter into brand licensing agreements with various third parties to develop product offerings based on their respective marks, characters and themes. The Stars Group believes that its use of licensed brand names and related intellectual property may contribute to the appeal and success of its products. These licensing agreements may be subject to various conditions and typically involve The Stars Group paying royalties to each licensor. Licensors also typically have the right to inspect and approve the use of licensed property.

        The source code for The Stars Group's software is generally protected under trade secret law and confidential information law, as the case may be in a particular jurisdiction, as well as applicable copyright law. The Stars Group recognizes, however, that effective protection may be limited or not available in some countries in which it offers its product offerings. The Stars Group licenses the use of its software to end-users, which may provide additional protection through the use of contractual provisions in the applicable license agreements. In particular, these licenses contain, among other restrictions, customary provisions prohibiting the unauthorized reproduction, disclosure, reverse engineering and transfer of The Stars Group's licensed software and related intellectual property. Moreover, any licensing of The Stars Group's core intellectual property and brands is on what The Stars Group believes to be strict licensing terms, with licenses being non-exclusive and limited in duration and scope.

        The Stars Group also seeks to protect its copyright works through either or both the registration of such works with applicable governmental authorities (where available and it deems registration strategically beneficial) and reliance on international treaties. The Stars Group believes that such protection is adequate for its purposes in the jurisdictions in which it operates, or currently expects to operate in the near term. Similar to its other intellectual property rights, The Stars Group continuously monitors its copyright portfolio and updates its policy regarding the registration of copyrights to seek the appropriate protection available under applicable laws.

        In addition, The Stars Group also enters into various types of licensing and transfer agreements related to technology and intellectual property rights. The Stars Group enters certain of these agreements to obtain rights that may be necessary to produce and sell its product offerings. The Stars Group may also license its technology and intellectual property to third parties through various licensing agreements.

        Notwithstanding The Stars Group's efforts to protect its intellectual property, The Stars Group may not be successful in obtaining the patents, trademarks, industrial designs and other protections for which it has applied. The Stars Group's granted patents and registered intellectual property rights and those that may be granted or registered in the future, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit The Stars Group's ability to stop competitors from marketing related products or services or the length of term of protection that The Stars Group may have for its products or services. Despite efforts to protect its proprietary rights, third parties may infringe on The Stars Group's intellectual property rights and in such situations The Stars Group may be required to defend such rights. The defense of such rights may divert management's attention to the business and involve a significant expense, and The Stars Group may not be successful in defending its rights. In addition, others, including The Stars Group's competitors, may be able to independently develop substantially equivalent intellectual property, and the rights granted to The Stars Group under any of its issued or registered intellectual property, or future rights, may not provide it with any meaningful competitive advantages against these competitors. See also "Risk Factors—Risks Related to the Business of The Stars Group".

Regulatory Environment

General

        The development and operation of online real-money gaming in jurisdictions where a system of law and regulation has been developed to cover those activities is typically subject to extensive regulation and approval by various federal, state, provincial and foreign authorities (collectively, "gaming authorities"). Gaming laws generally require The Stars Group to obtain licenses or a determination of suitability from the responsible gaming authorities. This typically covers each of The Stars Group's subsidiaries engaged in the regulated activities, certain of The Stars Group's directors, officers and employees and, in some instances, significant shareholders (typically, beneficial owners of more than 5% of a company's outstanding equity, or lower in certain jurisdictions, such as Great Britain, where the threshold is 3% or more).

        The term "gaming license" for the purposes of this Prospectus Supplement refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the recipient to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

        The criteria used by gaming authorities to make determinations as to the suitability of an applicant to conduct gaming varies among jurisdictions, but generally requires extensive and detailed application disclosures followed by a thorough investigation. Gaming authorities have broad discretion in determining whether an applicant should be found suitable to conduct gaming. Gaming authorities generally look to the following criteria when determining to grant a gaming license to an applicant: (i) the financial stability, integrity and responsibility of the applicant (including verification of the applicant's sources of funding); (ii) the quality and security of the applicant's online real-money gaming platform, hardware and related software, including the ability of that platform to operate in compliance with local regulation, as applicable; (iii) the past history of the applicant; (iv) the ability of the applicant to operate its gaming business in a socially-responsible manner; and (v) in certain circumstances, the effect on competition.

        Gaming authorities may, subject to certain administrative proceeding requirements, (i) deny an application, or limit, condition, restrict, revoke or suspend any gaming license issued by them, (ii) impose fines, either on a mandatory basis or as a consensual settlement of regulatory action, (iii) demand that named individuals be disassociated from a gaming business, and (iv) in serious cases, liaise with local prosecutors to pursue legal action, which may result in civil or criminal penalties. Events that may trigger revocation of a gaming license or another form of sanction vary by jurisdiction. However, typical events include, among others: (i) conviction in any jurisdiction of certain persons with an interest in, or key personnel of, the licensee of an offense that is either punishable by imprisonment or may otherwise cast doubt on such person's integrity; (ii) failure without reasonable cause to comply with any material term or condition of the gaming license; (iii) declaration or otherwise engaging in certain bankruptcy, insolvency, winding up or discontinuance activities, or an order or application with respect to the same; (iv) obtaining the gaming license by a materially false or misleading representation or in some other improper way; (v) violation of applicable anti-money laundering or terrorist financing laws or regulations; (vi) failure to meet commitments to players, including social responsibility commitments; (vii) failure to pay in a timely manner all gaming or betting taxes or fees due; or (viii) determination by the gaming authority, in its sole discretion, that there is another material and sufficient reason to revoke or impose another form of sanction upon the licensee.

        Gaming authorities also have the right to investigate any individual or entity having a relationship to, or involvement with, The Stars Group or any of its subsidiaries, to determine whether such individual or entity is suitable as a business associate of The Stars Group. If any director, officer, employee or significant shareholder of The Stars Group fails to qualify for a gaming license or is found unsuitable (including due to the failure to submit required documentation) by a gaming authority, The Stars Group may deem it necessary, or be required, to sever its relationship with such person, which may include terminating the employment of any such person or divesting any such person of any interest in The Stars Group, as permitted under the redemption provision in The Stars Group's articles.

        In addition, certain gaming authorities monitor the activities of the entities they regulate in jurisdictions other than their own in order to ensure that such entities are not conducting business elsewhere in a manner that might adversely affect their financial stability, integrity and responsibilities to comply with local laws.

        As a regulated entity, The Stars Group is subject to various conditions and requirements under its multiple gaming licenses. Conditions of these gaming licenses vary by license type and jurisdiction. Typical conditions generally include (i) adherence to the various laws and regulations to which The Stars Group's licensed entities are subject, (ii) maintenance of strong corporate governance standards, (iii) filing periodic reports with gaming authorities, and (iv) reporting of material adverse events affecting The Stars Group's business, including suspicious activity reports related to anti-money laundering and terrorist financing. The requirement to file periodic reports, as well as the contents and frequency of such reports, varies by gaming license. If required, periodic reports generally must be filed quarterly or annually, and must contain certain information, metrics, details or audit findings related to revenues and other financial information, specific games or activities, anti-money laundering and terrorist financing activities, and information and data security. Certain gaming licenses also require licensed companies to implement a system that grants the gaming authority real-time access to certain player-related data of the licensed company, thus enabling the gaming authority to perform audits or analysis at its discretion. For example, the Italian regulator requires a real-time interface to enable it to assess gaming duty. Additionally, certain regulators, such as the Gambling Commission of Great Britain (the "Gambling Commission"), require licensed companies to file an annual assurance statement which provides the applicable gaming authority with information regarding matters such as significant changes in control systems, risk management and governance since the last assurance statement, how the licensed company is addressing problem and at-risk gambling, and any improvements that the licensed company plans to implement to its control systems, risk management and governance and/or its approach to addressing problem and at-risk gambling, including actions to address the National Responsible Gambling Strategy.

        In addition, there are various other factors associated with its gaming operations that could burden The Stars Group's business, including, without limitation, compliance with multiple, and sometimes conflicting, regulatory requirements, jurisdictional limitations on contract enforcement, foreign currency risks, certain restrictions on gaming activities, potentially adverse tax risks and tax consequences, including, without limitation, the imposition of new or additional taxes, such as additional corporate tax, VAT payable on The Stars Group's costs or chargeable on a point of consumption basis on its revenue (which commercially cannot be passed onto the consumer), turnover taxes and gaming duties, and changes in the political and economic stability, regulatory and taxation structures and the interpretation thereof in the jurisdictions in which The Stars Group and its licensee subsidiaries operate or otherwise offer their product offerings. Any or all of such factors could have a material adverse effect on The Stars Group's business, operating results and financial condition. See also "Risk Factors—Risks Related to the Business of The Stars Group". Further, as a public company The Stars Group is required to, among other things, maintain effective internal controls over its financial reporting and disclosure controls and procedures, maintain systems for accurate record keeping and maintain strict compliance with various laws and regulations applicable to it.

Regulation of The Stars Group's Business

        The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, including under third-party gaming licenses, its gaming product offerings in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, which is currently its primary market, North America and elsewhere. In particular, and as of the date hereof, The Stars Group, through its subsidiaries, holds gaming licenses in 18 jurisdictions, and PokerStars is the world's most licensed online gaming brand, holding 17 of such licenses.

        The Stars Group views its gaming licenses in two categories: (i) jurisdictions where the relevant operating subsidiary of The Stars Group has either obtained a local gaming license directly from the local gaming authority or where it offers The Stars Group's products under a third-party gaming license through a third-party relationship (for example, Belgium); and (ii) jurisdictions where its real-money online gaming product offerings are offered pursuant to a "multi-jurisdictional" gaming license.

        See also "—Regulatory Environment—Regulatory Strategy" below.

Local Licenses and Approvals

        Set forth below is an overview of certain of The Stars Group's various local gaming licenses (including arrangements with third parties) covering the operation of its real-money online gaming offerings. Poker customers in certain jurisdictions, however, are permitted to participate in The Stars Group's shared-liquidity global player pool on its.com and.eu sites. Applicable gaming duty and/or VAT is payable on The Stars Group's revenue from online gaming offered through these local gaming licenses.

  Australia

        The Northern Territory Racing Commission ("NTRC") is responsible for licensing, regulating and supervising gambling activities authorized under the Racing and Betting Act 1983 (NT) ("Racing and Betting Act"), including the conduct of a sports betting business. Holders of sportsbookmaker licenses issued by the NTRC are permitted to provide sports betting services over the Internet to customers throughout Australia.

        The NTRC conducts ongoing suitability and due diligence investigations in relation to its license holders, their shareholders and key management personnel. NTRC license holders are also required to comply with all relevant Australian state and territory laws as well as applicable federal legislation, including the Anti-Money Laundering and Counter Terrorism Financing Act 2006 (Cth).

        On February 22, 2018, the NTRC conditionally approved the acquisition by a subsidiary of The Stars Group of a majority interest in CrownBet, the holding company of each of CrownBet Pty Limited ("CrownBet OpCo") and Draftstars Pty Limited ("Draftstars"). On March 29, 2018, the NTRC deemed the conditions of the conditional approval satisfied and approved the acquisition by a subsidiary of The Stars Group of an additional interest in CrownBet, increasing its ownership in CrownBet to eighty percent. Additionally, on March 29, 2018, the NTRC approved the acquisition by CrownBet OpCo of William Hill Australia Holdings Pty Ltd, the parent company for the NTRC licensed sportsbookmaker William Hill Australia Pty Ltd ("William Hill OpCo").

        Each of CrownBet OpCo and William Hill OpCo holds a license to conduct sports betting issued by the NTRC under the Racing and Betting Act. The license issued to CrownBet OpCo is valid through to June 30, 2024, and the license issued to William Hill OpCo is valid through to June 30, 2020. Other than as described above, The Stars Group's online real-money gaming product offerings are not offered to persons physically located in Australia.

  Belgium

        The Belgium Gaming Commission (the "Belgian Commission") is responsible for issuing gaming licenses for the operation of games of chance in Belgium, ensuring the proper supervision of these games and implementing any regulations promulgated under applicable law. Belgian law generally prohibits the operation of a gaming establishment or the offering of gaming in any form, in any place, or in any direct or indirect way, unless a license is granted by the Belgian Commission in accordance with Belgian law. A feature of the Belgian regime is that only land-based licensees may offer online gaming in the form of a supplementary product to the land-based gaming offerings, meaning that online gaming operators that do not also operate a land-based gaming business in Belgium typically need to enter into supply arrangements with an existing land-based licensee.

        Gambling Management S.A., the owner and operator of Casino de Namur in Belgium, was granted a license to offer online gaming operated by a Maltese subsidiary of The Stars Group through one of The Stars Group's domain names. The Maltese subsidiary is a provider of online gaming to Casino de Namur, which in turn offers such gaming to its customers in Belgium, and on April 20, 2011, it was awarded a Class E gaming license as a service provider to Gambling Management S.A. So long as the applicable license fees are paid, the Maltese subsidiary remains compliant with applicable licensure requirements and the license is not suspended, revoked or otherwise surrendered, The Stars Group expects that the license will remain valid for 10 years with a renewal procedure available no later than 5 months prior to its expiration.

  Bulgaria

        In Bulgaria, the State Commission for Gambling ("Bulgarian Commission") issues and maintains licenses for "gambling games" including online casino games. A license for organizing online gaming must explicitly state the intended gaming activity by the holder, and may not be transferred. Bulgaria requires that the licensee be registered in a European Union member state, another state signatory to the European Economic Area Agreement or in the Swiss Confederation. The licensee must also appoint an authorized representative with an address in Bulgaria, with the authority to represent the licensee before state authorities or Bulgarian courts. The Bulgarian Gambling Act also requires that certain communication equipment must be located in Bulgaria for reporting purposes.

        On February 18, 2014, one of The Stars Group's subsidiaries was awarded a license to offer online poker and casino to Bulgarian residents. The license is valid for 10 years.

  Czech Republic

        Under the Act on Gambling Coll. 186/2016, the State Supervision of Gambling and Lotteries Department of the Ministry of Finance of the Czech Republic (the "MFCR") maintains the licensing procedure for individuals and entities seeking to provide betting and online casino services to customers in the Czech Republic. The MFCR defines online casino services as "an internet game, the gambling participant shall play against the operator's software-based gaming system or against another person mediated by that system." Online casino games can include "Technical Games", which are games of chance operated via a technical device directly handled by the bettor, such as slot reel games, and "Live Games", which include roulette, card games and games operated in the form of a tournament.

        On January 28, 2017, one of The Stars Group's subsidiaries was granted a six-year license to provide online casino and poker games to customers in the Czech Republic, which will expire on January 27, 2023. On October 4, 2017, this same subsidiary was granted approval from the MFCR to provide sports betting to customers in the Czech Republic, which will expire on October 3, 2023.

        Pursuant to Czech anti-money laundering requirements, in order for customers to establish an online gaming account, customers must perform a face-to-face verification, which can be done at authorized "CzechPoints", such as post offices in the Czech Republic.

  Denmark

        Under the Danish Gambling Act, the Danish Gambling Authority (the "DGA") maintains the licensing procedure for individuals and entities looking to provide betting and online casino services to customers in Denmark. The DGA defines online casino services as "those where the player and operator do not meet physically, for instance where games are sold via the internet, telephone or television." Online casino games can include roulette, blackjack, baccarat, punto banco, poker and "combination games." A license to operate online casino services is valid for a term of five years. If the applicant has not yet obtained the required certifications for its gaming system through testing, the DGA will issue a fixed-term one-year license until such certifications are complete.

        One of The Stars Group's subsidiaries renewed a five-year license to provide online casino and poker games that will expire on December 31, 2021 and was granted a five-year license to provide online sports betting that will expire on November 30, 2020.

  Estonia

        The Estonian Tax and Customs Board maintains responsibility for the issuance of "activity licenses" and "operating permits" for the supply of gaming and lotteries to customers in Estonia, and also acts as the gaming supervisory agency in Estonia.

        The Estonia Gambling Act, RT I 2008, 47, 261 (the "Estonia Gambling Act") was enacted to establish strict requirements for gaming operators, provide measures for the protection of players and reduce the negative consequences of gaming and its impact on society. "Remote gambling" under the Estonia Gambling Act is defined as "the organisation of gambling in a manner where the outcome of the game is determined by an electronic device and the player can participate in the game by electronic means of communication, including telephone, Internet and media services."

        On August 18, 2010, one of The Stars Group's subsidiaries was awarded an activity license, which became effective on August 23, 2010. Activity licenses are generally valid for an unspecified period of time. On September 20, 2010, that subsidiary was further awarded an operating permit for the organizing of games of chance in the form of remote gambling concerning one of The Stars Group's domain names. This operating permit, which was subsequently renewed in September 2015, is valid through September 21, 2020.

  France

        The Collège De L'Autorité de Régulation des Jeux En Ligne (the "ARJEL") oversees gaming licensing with respect to customers in France. Act No. 2010-476 of 12 May 2010 authorized online gaming with respect to customers in France for poker and betting on sports, horse races and circle games. Each type of online gaming requires a separate gaming license. Government decrees and orders are also a part of the French regulatory system. The decrees and orders that The Stars Group believes are relevant to its business, address, among other topics, changes of control, customer accounts and the licensing process. French regulation requires the submission of an annual certification audit, which is a technical and security audit relating to the hosting platforms that power the services provided under the applicable ARJEL gaming license. Additionally, licensees are required to submit weekly financial reports to the ARJEL.

        One of The Stars Group's subsidiaries renewed a five-year license granted by ARJEL for online poker games that will expire on June 24, 2020. On June 7, 2016, one of The Stars Group's subsidiaries was granted a five-year license by ARJEL for sports betting, which will expire on June 6, 2021.

        On July 6, 2017, the gaming authorities of Portugal, Spain, France and Italy signed an agreement in Rome providing for online poker liquidity to be pooled across all four jurisdictions. This concordat has taken some time to implement as it depends upon each jurisdiction issuing local clearance for its players to take part. On December 14, 2017, The Stars Group's subsidiary licensed by ARJEL received authorization to include French players into the merged player pools. On December 29, 2017, the Spanish gaming regulator, Dirección General de Ordenación del Juego (the "DGOJ"), signed a similar resolution authorizing pooled poker liquidity including Spanish players and The Stars Group received its authorization on January 15, 2018. The Stars Group's relevant subsidiaries therefore inaugurated pooled Franco-Spanish poker gameplay on January 16, 2018 and added Portuguese players on May 23, 2018. The Stars Group anticipates the necessary local authorization from the gaming authority in Italy to permit players from that jurisdiction to join the pooled liquidity in the near future. See "—Italy", "—Portugal" and "—Spain", below.

  Germany—Schleswig Holstein

        The German state of Schleswig Holstein issued a gaming license to one of The Stars Group's subsidiaries pursuant to a state law adopted in 2012 that regulated and licensed online gaming. Although the law has since been repealed, The Stars Group's gaming license will remain valid until December 21,

2018. Under such gaming license, and only until the expiration date, which may not be extended, a Maltese subsidiary of The Stars Group is licensed to offer poker games and certain casino games to customers in Schleswig Holstein.

  Greece

        In Greece, the Hellenic Gaming Commission (the "HGC"), in partnership with the Greek Ministry of Finance (the "Greek Ministry") is responsible for regulating and supervising the online gaming industry. In 2011, the Greek government enacted new legislation relating to all forms of gaming (the "Greek Gambling Act"). Under the Greek Gambling Act, companies that have been licensed by the Greek Ministry through public tenders are authorized to offer online gaming. The Greek Gambling Act also allows for companies that hold gaming licenses in other member states of the European Union to apply for interim temporary licenses, which will remain valid until the formal licenses are awarded. The HGC issued twenty-four temporary gaming licenses under the Greek Gambling Act.

        In November 2013, The Stars Group partnered with Diamond Link Ltd., a Maltese entity ("Diamond Link"), to allow Greek customers to utilize The Stars Group's online gaming products. Diamond Link is one of the twenty-four temporary gaming license holders in Greece, and through The Stars Group's partnership, two of The Stars Group's websites operate under that authorization utilizing Diamond Link's Maltese gaming license. In May 2017, a subsidiary of The Stars Group purchased all the outstanding interests of Diamond Link, and maintains the temporary gaming license pursuant to which it allows Greek customers to utilize The Stars Group's online gaming products.

  Ireland

        In Ireland, sports betting services are regulated by the Betting Acts 1931—2015 and licensed through the Irish National Excise Licence Office. The primary suitability and probity requirement of the Irish authorities is that personal applicants for betting licenses as well as officers of corporate applicants must hold a "Certificate of Personal Fitness" issued by the Department of Justice and Equality as well as a "Tax Clearance" certificate.

        In July 2015, a subsidiary of The Stars Group received an online betting license from the Irish National Excise Licence Office to provide online sports betting to customers in Ireland. All Irish online betting licenses are valid for two years and commence and expire on the same dates, having been renewed as a class in June 2017 and therefore currently valid through June 30, 2019.

        Poker and casino games are made available to persons in Ireland through The Stars Group's Maltese multi-jurisdictional gaming license (discussed below in more detail) pending the Irish government's enactment of the more comprehensive gaming licensing regime based on the "General Scheme of the Gambling Control Bill" that has been stalled in the Irish legislature since 2013.

  Italy

        Currently, the Agenzia delle Dogane e dei Monopoli (the "ADM"), formerly known as L'Amministrazione Autonoma dei Monopoli di Stato, regulates gaming in Italy. All operators, both foreign and domestic, are required to obtain a gaming license from the ADM to provide online gaming products to residents in Italy. Applicants based in the European Economic Area ("EEA"), or those with their registered office within the EEA, are eligible for a license.

        On December 17, 2010, a concession to operate, among other things, poker, casino and sports betting in Italy was awarded to one of The Stars Group's subsidiaries. This gaming license was supplemented in March 2011, and was set to expire on June 30, 2016. The Stars Group filed a renewal application for the gaming license and is permitted to continue operating until The Stars Group has had an opportunity to obtain a new gaming license (or renew its current gaming license) under the new licensing regime announced by the ADM on January 8, 2018. Under the new tender process, a maximum number of 120 gaming licenses will be awarded and will be valid until December 31, 2022. The deadline for submission of applications for an online gaming license was March 19, 2018 and The Stars Group met this deadline by submitting its materials on March 15, 2018. There can be no assurance that such new gaming license (or renewal) will be granted to The Stars Group or any of its subsidiaries.

        As noted above, on July 6, 2017, the gaming authorities of Portugal, Spain, France and Italy signed an agreement in Rome providing for online poker liquidity to be pooled across all four jurisdictions. This concordat has taken some time to implement as it depends upon each jurisdiction issuing local clearance for its players to take part. The relevant subsidiaries of The Stars Group commenced shared poker liquidity involving French and Spanish players on January 16, 2018 and added Portuguese players on May 23, 2018 but the necessary ADM authorization for the addition of Italian players has not yet been finalized.

  Portugal

        Under the Online Gambling and Betting Legal Regime, approved by Decree Law No. 66/2015, the Serviço de Regulação e Inspeção de Jogos, or the Gambling Inspection and Regulation Service, is responsible for the control, inspection and regulation of gambling activities, including through any electronic, computer-based, telematic or any other interactive means (i.e., online gaming). Portuguese regulation requires the submission of monthly financial reports regarding, among other things, customer liability information and gaming duty reporting.

        On November 25, 2016, one of The Stars Group's subsidiaries was granted a three-year license to offer certain online poker and casino games to customers in Portugal, which will expire on November 24, 2019.

        As noted above, on July 6, 2017, the gaming authorities of Portugal, Spain, France and Italy signed an agreement in Rome providing for online poker liquidity to be pooled across all four jurisdictions. This concordat has taken some time to implement as it depends upon each jurisdiction issuing local clearance for its players to take part. The relevant subsidiaries of The Stars Group commenced shared poker liquidity involving French and Spanish players on January 16, 2018 and added Portuguese players on May 23, 2018.

  Romania

        In Romania, the Oficiul National pentru Jocuri de Noroc (the "ONJN") issues and maintains licenses for online gaming. In August 2015, one of The Stars Group's subsidiaries was awarded an interim gaming license by the ONJN to offer online casino, poker and sports betting to customers in Romania. The interim gaming license was valid for one year and on August 12, 2016, the ONJN awarded The Stars Group's relevant subsidiary a full license for organizing remote gambling games, which is valid for ten years and allows such subsidiary to provide online poker, casino and sports betting to customers in Romania. The gaming license is subject to an annual reauthorization by the ONJN, which is based on a review of the licensee's compliance with the applicable license requirements and conditions.

  Spain

        In Spain, gaming is traditionally regulated by each of the seventeen autonomous regions. Spain's Gambling Act (the "Spanish Gambling Act") became effective on May 29, 2011, in order to, among other things, regulate online gaming nationwide. The Spanish Gambling Act covers "gaming operations through electronic, interactive, and technological means" including the internet, television, mobile phones and land lines. The types of gaming activities controlled under the Spanish Gambling Act include sports betting, horse racing betting, raffles, competitions and "other games", which includes poker and casino games. The DGOJ is responsible for enforcement of the Spanish Gambling Act and has sanctioning authority.

        The Spanish Gambling Act establishes two categories of gaming licenses: general and single, as well as a permit for offering occasional games. A "general license" is required to offer certain types of betting games, raffles and games categorized as other games. General licenses are valid for a ten year term, and may be renewed for additional ten-year periods. The DGOJ offers general licenses through a competitive and public tendering process. The Gambling Act requires applicants to apply for provisional registration in the General Register of Gambling Licenses prior to requesting a call, or public notice of application, for a general license. The Gambling Act grants the DGOJ the authority to restrict the number of licenses awarded for each type of game based on public interest and whether a company requests a call, in each case allowing the DGOJ to control the license review and authorization process. If the number of licenses for a particular type of game is restricted, the licenses offered during that call are not automatically renewable.

        On June 1, 2012, one of The Stars Group's subsidiaries was granted a general license for the development and operation of games in the other games category and a "singular license" for the offering of online poker. The same subsidiary is also authorized to conduct the advertising, sponsorship and promotion of the games authorized by the gaming licenses. The general license is valid for a ten-year term, and the singular license is valid for a five-year term and has been renewed through June 1, 2022. This subsidiary has also been granted singular licenses for blackjack, roulette and sports betting and a general license for sports betting. The gaming licenses for blackjack and roulette expire on February 2, 2021. The singular and general sports betting licenses expire on June 2, 2025 and June 2, 2020, respectively.

        On January 15, 2018, The Stars Group's subsidiary licensed by the DGOJ received authorization for shared liquidity permitting it to offer merged player pools comprising players from Italy, Portugal and France. Pooled liquidity between Spanish and French players was launched accordingly on January 16, 2018 and Portuguese players were added on May 23, 2018. The Stars Group is awaiting the necessary local authorizations to enable the addition of Italian players. For additional information, see "—France", "—Italy" and "—Portugal" above.

  United Kingdom

        Gaming with respect to customers in Great Britain (England, Scotland and Wales, but excluding Northern Ireland) is regulated by the Gambling Act 2005 (the "2005 Act"). The 2005 Act established the Gambling Commission as the regulator that is responsible for granting licenses to operate gaming as well as overseeing compliance with applicable law and regulation. In 2014, the Gambling (Licensing and Advertising) Act 2014 was passed by the UK Parliament, which required all remote gambling operators serving customers in the UK and advertising in the UK to obtain a license from the Gambling Commission. On November 1, 2014, one of The Stars Group's subsidiaries obtained a "continuation" (i.e., interim) license issued by the Gambling Commission, and on March 18, 2015 a full operating license was issued along with the separate software and "key personnel" individual licenses. So long as the applicable license fees are paid and the British license is not suspended, revoked or otherwise surrendered, The Stars Group expects that the license will remain valid indefinitely.

        British regulations require licensed companies to file quarterly returns as well as a more extensive "annual assurance statement" to provide the Gambling Commission with information regarding matters such as significant changes in control systems, risk management and governance since the last assurance statement, how the licensed company is addressing problem and at-risk gambling, and any improvements that the licensed company plans to implement to its control systems and risk management and governance and/or its approach to addressing problem and at-risk gambling, including actions to address the National Responsible Gambling Strategy.

  United States

        Generally, intrastate online gaming is lawful in the United States provided the relevant gaming complies with the Unlawful Internet Gambling Enforcement Act and the particular state has enacted legislation or otherwise properly authorized the same. Further, the Federal Wire Act of 1961 (the "Federal Wire Act") makes it unlawful to use electronic communications to make interstate bets or wagers, or transmit information that assists in making such bets or wagers, on any sporting event or contest. In December of 2011, the United States Department of Justice (the "DOJ") issued an opinion from its Office of Legal Counsel indicating that it is the official opinion of the DOJ that the Federal Wire Act "prohibits only the transmission of communications related to bets or wagers on sporting events or contests. More specifically, "interstate transmissions of wire communications that do not relate to a 'sporting event or contest' [. . .] fall outside of the reach of the Wire Act." Pursuant to this guidance, the legislatures of New Jersey, Nevada, Delaware and Pennsylvania authorized intrastate online gaming, provided that the gambling does not concern a sporting event or contest.

        On September 27, 2017, New Jersey joined the Multi-State Internet Gaming Agreement (the "MSIGA"), which was previously entered into between Delaware and Nevada. This agreement permits New Jersey, Nevada and Delaware to share liquidity among players in both online poker and certain online casino games. Under the MSIGA, customers can only access online gaming sites that are licensed by the state in which they are located, i.e., Nevada residents can play online games on sites licensed in Nevada. The MSIGA sets forth certain minimum standards that each state is expected to have in place, including common standards in the regulated gaming industry, such as age and identity verification, anti-money laundering and related protocols, data security, and other measures intended to assure the integrity of wagering conducted pursuant to the MSIGA. The Stars Group believes MSIGA is intended to be expanded beyond its current membership of New Jersey, Nevada and Delaware.

        On May 14, 2018, the United States Supreme Court (the "Supreme Court") issued an opinion in Murphy v. National Collegiate Athletic Association (formerly known as Christie v. National Collegiate Athletic Association), No. 16-476, determining that the Federal Professional and Amateur Sports Protection Act ("PASPA") was unconstitutional. PASPA prohibited a state from "authorizing by law" any form of sports betting. In striking down PASPA, the Supreme Court opened the potential for state by state authorization of sports betting. Several states, including New Jersey, Pennsylvania, West Virginia, Mississippi and Connecticut already have laws authorizing sports betting. Regardless of the Supreme Court's decision, sports betting in the United States may be subject to additional laws, rules and regulations, including those discussed in this Prospectus Supplement.

        More detail on the regulatory framework in New Jersey, where The Stars Group currently holds a transactional waiver, is provided directly below.

  New Jersey

        The provision of online gaming, and other aspects of casino gaming in New Jersey, are subject to the requirements of New Jersey Casino Control Act (the "NJ Act") and the regulations promulgated thereunder. Under the online gaming legislation, third-party companies may provide services to casino licensees to facilitate the conduct of online gaming, including website hosting, and the provision of game content. Such service providers must first obtain a casino service industry enterprise (a "CSIE") license. The New Jersey Division of Gaming Enforcement (the "NJ DGE") has the responsibility to investigate all license applications and to prosecute violations of the NJ Act.

        Due to the length of investigative time prior to issuing of a plenary CSIE license, the New Jersey regulations allow a CSIE applicant to petition the NJ DGE for a transactional waiver, which allows a CSIE applicant to conduct business with a casino licensee prior to the issuance of a license at the discretion of the NJ DGE and subject to certain conditions.

        Certain subsidiaries of The Stars Group were issued an initial six-month transactional waiver on September 30, 2015 in relation to an agreement entered into with Resorts Casino Hotel in Atlantic City, New Jersey through Resorts Digital Gaming, LLC, the interactive affiliate of Resorts Casino Hotel, to conduct online gaming in the state. Additional six-month renewal transactional waivers have been granted to these subsidiaries to continue operations with the most recent transactional waiver granted on March 28, 2018 and valid until September 30, 2018. The transactional waiver may be renewed in six-month intervals until a full, five-year license is issued; there can be no assurance that such a license will be issued. The transactional waiver contains certain conditions, including, without limitation, prohibiting certain individuals from having any relationship with The Stars Group and informing the NJ DGE of various actions of such individuals, providing the NJ DGE with notice of certain corporate actions and copies of records relating to the same, and providing certain inspection rights to the NJ DGE. In connection with the initial grant of the transactional waiver, The Stars Group was also required to escheat certain funds to the State of New Jersey and separate certain individuals from employment.

Multi-Jurisdictional Licenses

        The Stars Group, through certain subsidiaries, holds gaming licenses in Malta and the Isle of Man, which are often referred to as "multi-jurisdictional" or "point-of-supply" licenses (as opposed to the local, territory-specific or "point-of-consumption" licenses detailed in "—Local Licenses and Approvals" above). These multi-jurisdictional licenses are used by The Stars Group's various subsidiaries to supply The Stars Group's online gaming products to persons located in jurisdictions where The Stars Group does not possess a local, territory-specific or point-of-consumption gaming license authorizing the same.

        Where online gaming products hosted on Maltese or Isle of Man servers pursuant to the relevant multi-jurisdictional licenses are made available by The Stars Group for online usage by customers in other jurisdictions it is done on the basis of the well-established general principle of e-commerce and Internet law that deems the provision of online product offerings to take place where the operator's server and/or the operator itself is established and located. This principle is widely relied upon by online gaming operators as well as by many other e-commerce businesses.

        Accordingly, The Stars Group relies on the fact that its supply of online gaming product offerings is lawfully licensed or approved within the jurisdiction of origin (i.e., Malta or the Isle of Man) as the rationale for The Stars Group's lawful offer of gaming product offerings to other jurisdictions where either: (i) such other jurisdictions have not established a regulatory and licensing framework for online gaming, (ii) the availability to citizens of online gaming hosted outside its jurisdictional boundaries is not clearly prohibited by the law of the jurisdiction, or (iii) the local laws of such other jurisdiction lack extra-territorial effect, including where local law is contrary to any supra-national law from which The Stars Group benefits (which, for example, is the position in European Union member states such as Germany, where domestic law is widely held to be incompatible with the basic principles of European Union law).

        Where, however, any jurisdiction has enacted local domestic laws that clearly prohibit the availability to citizens of online gaming products hosted abroad, and where it is clear that such local domestic law has extra-territorial application to The Stars Group to the extent that the principle of extra-territoriality described above is clearly overridden, The Stars Group will take technical and administrative measures aimed at preventing persons from the relevant jurisdictions accessing The Stars Group's gaming products. For additional information, see below under "—Regulatory Strategy".

        Set forth below is an overview of The Stars Group's multi-jurisdictional licenses.

  Isle of Man

        Under the Online Gambling Regulation Act 2001, the Isle of Man Gambling Supervision Commission (the "GSC") maintains responsibility for the regulation and supervision of all online gaming activities in the Isle of Man, and for the investigation of the character and financial status of any person applying for or holding a license in connection with online gaming. The GSC is authorized to grant a license to conduct online gaming to a company if the GSC is satisfied: (i) that the company is under the control of persons of integrity; (ii) as to the beneficial ownership of the share capital of the company; (iii) that the activities of the company are under the management of persons of integrity and competence; and (iv) that the company has adequate financial means available to conduct online gaming. Licenses are generally valid for a maximum of five years. The GSC may revoke a gaming license if the licensee fails, at any time, to meet any of the initial licensure requirements. The GSC may suspend or revoke a gaming license if the holder of the gaming license or designated official is convicted of certain offenses, or is convicted "by a court in any country or territory in the world of an offense punishable (in that country or territory) in the case of an adult by custody for an unlimited period or a term of two years or more." Gaming licenses may also be suspended or revoked for other reasons, including the failure to pay required fees or failure to comply with license conditions or obligations.

        One of The Stars Group's subsidiaries holds a gaming license issued by the GSC allowing The Stars Group to provide poker, casino and betting product offerings. The license was renewed on March 10, 2014 and expires on March 9, 2019. Gaming duty is payable in the Isle of Man on The Stars Group's worldwide gaming revenue. With respect to online gaming offered under this license to customers in certain other jurisdictions, such as Switzerland, The Stars Group also pays applicable gaming duty or VAT in those jurisdictions.

        With the exception of the United States, outside the European Union, the Isle of Man license granted to one of The Stars Group's subsidiaries generally permits the licensee to accept customers in various jurisdictions around the world where domestic laws do not clearly prohibit the availability to citizens of online gaming products hosted abroad, and where it is clear that such local domestic law has extra-territorial application or where there is no national regulatory and licensing system that specifically requires licensure by foreign operators.

  Russian Federation

        For example, The Stars Group's online poker and casino products are currently accessible in Russia pursuant to its Isle of Man gaming license. Federal Russian Law No.244-FZ ("Law 244") limits the operation of gambling activities in the territory of the Russian Federation but it is not clear whether offering online gaming from websites and servers established outside of Russia is considered as an activity taking place "in Russia." Russian courts have generally taken a very narrow approach to the extra-territorial application of Russian law, including Law 244. In certain Internet service provider blocking cases the Russian courts determined that it would not be possible to take direct enforcement action against companies outside of Russia and that operators of foreign online gaming websites cannot be held liable in accordance with Russian law because they do not operate in Russia and Russian courts do not have jurisdiction over them. In 2017, The Stars Group sponsored two live events in Sochi, Russia, (i) the PokerStars Championship Sochi in March, which included dozens of events with a centerpiece 150 million RUB (approximately $2.6 million) guaranteed main event, the largest guaranteed prize pool event in Russian poker history; and (ii) a PokerStars Festival. Similarly, in March of 2018, The Stars Group held the European Poker Tour Sochi which includes 18 events with a total prize pool of approximately 286 million RUB (approximately $5 million). The three live events included a series of qualifying online events for which a subsidiary of The Stars Group received government approval.

        In November 2017, Russian President Putin signed a bill into law that introduced financial blocking measures in Russia for offshore gambling services (the "Financial Blocking Bill"), enforcement of which started in late May 2018 (as of the date hereof, The Stars Group believes certain banks and processors started blocking but many are awaiting further clarification on the relevant government ordinances relating to the same before implementing blocking measures). Although the Financial Blocking Bill does not clearly specify enforcement measures, The Stars Group expects that measures to block certain transactions using domestic credit and debit cards will be implemented and that certain offshore payment processors and gambling companies will be "blacklisted", which may cause locally licensed banking institutions to cease conducting business with such payment processors and gambling companies. The Stars Group is currently monitoring and assessing the potential impact and disruptions to its business that may be caused by the Financial Blocking Bill and engaging in various activities that it believes may mitigate the potential impact of the Financial Blocking Bill. Nevertheless, the Financial Blocking Bill could materially adversely affect The Stars Group's business, results of operations and financial condition.

  Canada

        In Canada, gaming regulation exists in a type of shared jurisdiction between the federal government of Canada and the provincial and territorial governments across the country. At the federal level, the Canadian Criminal Code contains provisions that both prohibit and allow certain types of gambling activity. Each province has the exclusive jurisdiction and power to regulate and offer or further restrict, within its borders, gambling activity.

        Part VII of the Criminal Code establishes a number of offences related to gaming, betting, and lottery schemes, and also sets out a number of exemptions. The applicability of the various Criminal Code offences depends to a great extent on the nature of the specific gaming or betting activity itself, ancillary and related activities, and the extraterritorial limits of the Criminal Code. The Criminal Code does not specifically contemplate online gambling. The relevant provisions of the Criminal Code prohibit: (a) keeping a common gaming house (which requires a specific physical location); (b) betting activities; (c) games of pure chance; or (d) traditional gambling.

        The Stars Group, aided by input from external legal advisors and The Stars Group's Compliance Committee (as defined below), has formed the reasoned view that Part VII of the Criminal Code does not prohibit peer-to-peer online poker services, which are currently The Stars Group's only real-money services accessible in Canada. Although no Canadian court has yet considered this question, The Stars Group holds this view because, among other reasons: (a) online poker does not take place in a specific physical location; (b) playing poker constitutes gaming and not "betting"; (c) poker is a game of skill with some element of chance and (d) online poker, where the stakes are won and lost between the players who participate directly in peer-to-peer interactions around a virtual table, is not "traditional gambling" where players compete against the house. As such, The Stars Group does not currently hold or believe that it is required to hold a gaming registration or license in any Canadian jurisdiction with respect to its online peer-to-peer poker offering. In this regard, a number of prosecutions have been brought by the Canadian authorities in relation to gaming, but these are understood to have involved physical gaming operations based within the jurisdiction. A different interpretation of the Criminal Code may be adopted by a court of competent jurisdiction, which could have a material adverse effect on The Stars Group's business, financial condition and operating results.

  Brazil

        In addition, in Brazil, Article 50 of Decree Law 3688/1941 ("Article 50") prohibits certain types of gaming activities. The law defines gaming as games in which the gain or loss depends on luck. There have been several judicial opinions, administrative opinions, and other reports and legal opinions holding that poker is a game of skill, and accordingly, that poker is not prohibited under Article 50. While there have also been conflicting views, the consideration of poker as a game of skill appears to be the majority view in Brazil and the Brazilian Sports Ministry has also recognized poker as a "sport." Further, it is not clear whether the restrictions set forth in Article 50 apply to online gaming supplied into the jurisdiction from offshore as the law does not mention Internet gaming and there are no specific laws or regulations concerning Internet gaming. The Stars Group also believes that Brazilian law may take a narrow approach to the extra-territorial effect of Brazilian law with respect to the Internet. A different interpretation of Article 50 may be adopted by a court of competent jurisdiction, which could have a material adverse effect on The Stars Group's business, financial condition and operating results.

  Switzerland

        With respect to Switzerland, The Stars Group has been advised that, in the absence of any territorial connection to Switzerland, a foreign gaming operator cannot be liable for breach of gaming regulations under Swiss law. To The Stars Group's knowledge, as of the date of this Prospectus Supplement, the Swiss authorities have not sought to initiate any enforcement actions against offshore gaming operators. The Stars Group therefore relies on certain arguments on the lack of extra-territorial applicability and enforceability of Swiss law to support its continued offering of its online gaming products to customers located in Switzerland pursuant to its multi-jurisdictional licenses. In addition, The Stars Group continues to the financial cost of applicable VAT on its online gaming offerings in Switzerland. In June 2018, the Swiss government passed legislation that would provide for the grant of licenses to offer online gaming services to land-based gaming license holders in Switzerland. This legislation has not yet come into effect and The Stars Group does not currently expect it to do so until at least January 2019. The Stars Group intends to seek appropriate arrangements with a land-based operator within Switzerland prior to the effective date of the legislation.

  Malta

        Under the Maltese Lotteries and Other Games Act 2001 (Chapter 438 of the Laws of Malta) and the Remote Gaming Regulations (S.L. 438.04) (collectively, the "Maltese Regulations"), the Malta Gaming Authority (the "Maltese Authority") regulates all aspects of gaming in Malta. Pursuant to the Maltese Regulations, any person who operates, promotes, sells, supplies or manages interactive gaming in or from Malta must obtain the appropriate license from the Maltese Authority. Currently, the Maltese Authority issues four classes of Remote Gaming Licenses: (i) a Class 1 Remote Gaming License which is a remote gaming license; (ii) a Class 2 Remote Gaming License—remote betting office license; (iii) a Class 3 Remote Gaming License—license to promote and/or abet remote gaming from Malta; and (iv) a Class 4 Remote Gaming License—license to host and manage remote gaming operators, excluding the licensee. The above-referenced licenses or an authorized equivalent from a European Economic Area jurisdiction approved by the Maltese Authority are required to operate, promote, sell or abet Internet gaming in or from Malta.

        In the coming weeks, the Maltese Lotteries and Other Games Act 2001 will be repealed and replaced by a new Gaming Act (Chapter 583 of the Laws of Malta). The new Gaming Act will replace the current multi-license class system with a system in which there will only be two different types of license: (i) a Business-to-Consumer (B2C) license and a Business-to-Business (B2B) license.

        Two of The Stars Group's subsidiaries hold an aggregate of 11 gaming licenses issued by the Maltese Authority, including Class 1, Class 2, Class 3 and Class 4 licenses, which enables such subsidiaries to offer all respective product offerings listed above. Absent any renewals or extension under the terms of the governing licensing agreements, the Class 1 license is set to expire on November 13, 2019, the Class 2 license is set to expire on January 20, 2020, the Class 3 license are set to expire on December 22, 2021 and the Class 4 license is set to expire on December 22, 2021. In view of the change of law, the 11 gaming licenses held by The Stars Group will be automatically changed into one B2C license covering the same products offered under the Class 1, Class 2 and Class 3 licenses, and one B2B license. Both licenses will be extended for an additional 5 years from the end of the latest one held by the group at the date of entry into force of the new regime, therefore, December 22, 2026.

        Under the new Gaming Act, gaming duty and monthly contributions are payable in Malta on The Stars Group's revenue from online gaming offered through these gaming licenses. With respect to online gaming offered under these gaming licenses to customers in certain jurisdictions such as Germany (other than Schleswig-Holstein) and Ireland (poker and casino), The Stars Group also pays applicable gaming duty or VAT in those jurisdictions on some or all of the online gaming offerings in those jurisdictions.

        In accordance with European Union law, The Stars Group's Maltese gaming licenses entitle the holder of such licenses to provide online gaming services to other European Union member states in compliance with established European Union rules and principles on the free movement of services, unless those countries have their own national regulatory and licensing regime that is compatible with those same European Union rules and principles and in particular the core principles of the Treaty on the Functioning of the European Union ("TFEU").

  Germany (other than Schleswig-Holstein)

        With respect to Germany (other than Schleswig-Holstein), The Stars Group's online poker, casino and sports betting product offerings are accessible to customers in Germany pursuant to its Maltese licenses in accordance with the right to offer services freely across European Union member state borders set out in the TFEU. For information on The Stars Group's operations in the State of Schleswig Holstein in Germany, see "—Germany—Schleswig Holstein" above.

        The "Glücksspielstaatsvertrag" or Interstate Treaty on Gambling of July 1, 2012 (the "Treaty") generally provides for Germany's 16 states to assume responsibility for aspects of gambling regulation. Attempts have been made in Germany to maintain the state monopoly on lotteries, prohibit the offering of online casino games (including poker), and permit the licensing of only 20 sports betting operators. The German authorities, however, have been reluctant to initiate any enforcement actions regarding unlicensed online gaming services due to uncertainty over the compatibility of the Treaty with the TFEU, particularly in relation to sports betting subsequent to the February 2016 decision of the Court of Justice of the European Union ("CJEU") in the Ince case (C-336/14). In the Ince case, the CJEU ruled that Germany runs an unlawful de facto state monopoly on sports betting due to the non-transparent, discriminatory licensing procedure under which private betting licenses could not be granted in practice all while the state-owned gaming operators are allowed to continue their respective businesses. The CJEU cited the incompatibility of the Treaty with the TFEU on the basis it does not observe the principles of equal treatment and non-discrimination on grounds of nationality and the consequent obligation of transparency. The CJEU's judgment also called into question the regulation of online gaming in Germany as a whole, demanding clear licensing criteria. Given the CJEU's position in February 2016 as well as wider European Union and domestic German concerns with the lawfulness of the Treaty, The Stars Group currently believes that it is justified in deriving revenue from the supply of The Stars Group's online poker, casino and sports betting services to German customers using its Maltese licenses on the basis of the Treaty's incompatibility with Germany's obligations under the TFEU.

        On October 27, 2017, the Bundesverwaltungsgericht (the "Federal Administrative Court of Germany") sitting at Leipzig published a press release detailing its decision to confirm the lawfulness of the Treaty's current ban on unlicensed gambling. The Federal Administrative Court of Germany upheld two prohibition orders issued by the authorities of Baden-Württemberg against online gaming and sports betting operators based in Malta and Gibraltar. The Stars Group currently believes that the decision is unlikely to affect operators who applied for one of the 20 online betting licenses in Germany because in addition to the Ince case noted above, there exist various lower court decisions holding that process to have been deficient. In relation to online gaming, including poker, The Stars Group currently believes that there are still good arguments as to why the Treaty remains non-compliant with the TFEU. As such, The Stars Group continues to believe that it is justified in deriving revenue from the supply of The Stars Group's online poker, casino and sports betting services to German customers using its Maltese licenses on the basis of the Treaty's incompatibility with Germany's obligations under the TFEU.

  The Netherlands

        The Stars Group's Poker and Casino & Sportsbook offerings are also accessible to customers in the Netherlands pursuant to its Maltese licenses. The Dutch Betting and Gaming Act 1964 (the "BGA") contains a general prohibition on the provision of gambling without a license. It has been debated whether the BGA also applies to gambling provided via the Internet and if it is also applicable to actions taken outside of the Netherlands. However, the Dutch legislature passed a new law on July 7, 2016 to introduce a new licensing framework for remote (and non-remote) gambling products as well as the remote gambling regulations to implement the licensing regime. The Stars Group currently expects that the new law will be implemented in 2018. When implemented, the new law will introduce a point-of-consumption regime to allow operators wishing to provide their remote gambling products to persons in the Netherlands to apply for, and obtain, a license to do so.

        In the meantime, the Dutch Gaming Authority has set out its approach to enforcement in the period pending the introduction of the new licensing regime. The Dutch Gaming Authority's approach to enforcing the general prohibition of unlicensed gambling is based upon certain "prioritisation criteria." These criteria are those activities which, if undertaken by unlicensed operators, will increase the risk of enforcement action being taken against them. The criteria are, in order of the priority in which infringing operators will be pursued, as follows: (i) making gambling websites available in the Dutch language; (ii) making gambling available online through a."nl" website; and (iii) advertising of gambling websites through television, radio or print media. The Dutch authorities have refrained from initiating any enforcement proceedings to date against operators who respect the criteria. The Stars Group has formally confirmed to local authorities in the Netherlands that it fully complies with the criteria. The Stars Group intends to apply for an online gaming license as soon as the application process becomes available.

  Sweden

        In Sweden, the Lotteries Act 1994 (Sw: Lotterilagen 1994:1000) (the "Lotteries Act") is the primary legislation with respect to gambling and governs all categories of gambling offered to the public in Sweden. The Lotteries Act prohibits the arrangement of unlicensed lotteries and the promotion of participation, in commercial operations or otherwise for the purpose of profit, in unlawful domestic lotteries or foreign lotteries. The definition of "lottery" is broad and explicitly includes betting, bingo, casino games and other similar games. The Lotteries Act does not in any material way distinguish between land-based gambling and online gambling. Under the current regime it is not possible for a private commercial entity to obtain a license to provide online gambling services to Swedish customers. It is however, not illegal for private operators established in another European Union member state to offer gambling services to Swedish customers. On October 16, 2014, the European Commission took two separate decisions to bring infringement proceedings against the Swedish government to the CJEU in relation to the Swedish legislation for gambling services.

        In Sweden, court cases have found that the only activity covered by the Lotteries Act is the local advertising carried out by local media companies. These cases are against the media companies and courts tend to find that the prohibition of advertising for operators not holding a Swedish license is unenforceable because the Lotteries Act is widely regarded as being in violation of the TFEU. Furthermore, the launch of infringement proceedings against Sweden reinforces The Stars Group's position that the supply of gambling services to Swedish players from another European Union member state is permitted. New legislation has been proposed that would introduce a point-of-consumption based licensing system similar to other European "regulated markets" regimes. In June 2018, the Swedish Parliament passed new legislation which introduced a point-of-consumption based licensing system to regulate online gaming and betting similar to other European "regulated markets" regimes. The new system is expected to come into effect beginning on January 1, 2019.

  Austria

        The Stars Group offers services to residents in Austria on its Malta licensed platform. Online gaming is regulated in Austria by the Ministry of Finance pursuant to the Austrian Gambling Act. The compliance of this act with European Union law is heavily disputed and has been the subject of several rulings from the European Court of Justice. In these judgments the court has determined that there are major violations of

European Union law within the act. The act has been amended several times but the main issues remain in that there is a lack of consistency due to liberal laws on slot machine gambling and betting while maintaining a restrictive system for online gaming. There is also a lack of transparency in relation to the awarding of a single license for online gaming. The Stars Group is registered for and pays gaming duty in Austria on the revenues derived from residents.

        In Austria, although the Austrian federal government has put forward a program for regulating betting centrally, this program has not yet been implemented and each Austrian state continues to regulate betting independently.

Regulatory Strategy

        The Stars Group seeks to ensure that it obtains all permits, authorizations, registrations and/or licenses necessary to develop and offer its product offerings in the jurisdictions in which it operates, where its customers are located and/or where it is otherwise required to do so. In particular, The Stars Group intends to seek licensure with respect to more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes compliant with European Union law. Outside of the European Union, The Stars Group anticipates there may be a potential for the regulation of online gaming, including online poker, casino and/or sports betting, including with respect to shared liquidity, and that this may result in potential licensing or partnerships with private operators in various jurisdictions. The Stars Group supports the regulation of online gaming, including licensing and taxation regimes and pooled poker liquidity, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators and the gaming industry as a whole. The Stars Group expects to continue to invest substantial resources into these efforts, particularly in markets that management believes may in the future have the greatest impact on its business. The Stars Group strives to work with applicable governmental authorities to develop regulations that it expects would protect consumers, encourage responsible gaming, ensure efficient taxation and promote regulated gameplay. The Stars Group also strives to be among the first licensed operators to obtain gaming licenses and provide online gaming to customers in newly-regulated jurisdictions, in each case to the extent it would be in furtherance of The Stars Group's business goals and strategy and in compliance with its policies and procedures.

        The Stars Group also seeks to ensure that its systems, product offerings comply with all the regulations and guidelines published by the gaming authorities that license The Stars Group. The Stars Group works with regulatory and governmental bodies to ensure its products, including the software and technological infrastructure underlying the same, undergo comprehensive, exhaustive and rigorous testing by such regulatory and governmental bodies, as well as by independent industry leading testing, accreditation and certification laboratories (including, without limitation, GLI and BMM). The objective of this testing is to certify to, among other things, security, conformity to applicable regulations and game integrity. The Stars Group seeks to meet or exceed best operational and customer protection practice requirements, each with a particular emphasis on fair and responsible gaming.

        The methods and tools The Stars Group uses to permit or restrict access to its online gaming product offerings within a territory are mandated or approved by the applicable gaming regulatory authority in each licensed, permitted or approved jurisdiction where a subsidiary of The Stars Group holds such license, permit or approval. In particular, The Stars Group employs the following methods and tolls across such jurisdictions: (i) IP address blocking, which identifies the location of the player and blocks his or her IP address; and (ii) country-specific blocking based on the residence of the player. In certain jurisdictions, The Stars Group also employs geolocation blocking, which restricts access based upon the player's geographical location determined through a series of data points such as, without limitation, mobile devices and wi-fi networks.

        The Stars Group further seeks a zero-tolerance approach to money laundering, terrorist financing, fraud, collusion and other forms of cheating and works with regulators and law enforcement globally on such matters. The Stars Group believes that it has a robust and extensive set of policies and procedures designed to identify such issues. Among other measures, it conducts escalating risk-based customer due diligence investigations and routinely monitors customer activity, including to identify the use of potential "proceeds of crime" in gaming. Customer activities that can trigger customer interactions initiated by The Stars Group include, without limitation, abnormal deposit and cashout patterns, customer-to-customer transfers and game play and prolonged, repetitive and unprofitable gaming. These are all monitored in accordance with local regulations and the guidelines of the relevant gaming authorities. The Stars Group also has a dedicated compliance team that works with The Stars Group's employees and various departments to implement routine business activity monitoring and seeks to ensure that The Stars Group complies with its regulatory obligations under its gaming licenses, as well as with all the other law and regulation that applies to its business in each jurisdiction to which it is subject.

        For further information regarding The Stars Group's regulatory strategy and its commitment to ethical business conduct, see "—Technology Infrastructure and Research and Development".

Other Regulatory Considerations

        The Stars Group handles, collects, stores, receives, transmits and otherwise processes certain personal information of its customers and employees, which is subject to the laws relating to privacy as well as the protection and use of personal information that apply in various jurisdictions in which it operates and/or where its customers are located. Privacy and information protection laws, require, among other things, that entities collecting and processing such personal information do so in accordance with applicable legal and regulatory conditions. For example, the European Union General Data Protection Regulation (Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016) (the "GDPR") cites as its core principles: (i) lawful, fair and transparent processing; (ii) processing for specific, explicit and legitimate purposes; (iii) that personal information be adequate, relevant and limited to what is necessary for the purposes in hand; (iv) that personal information be accurate and kept updated; (v) that personal data be retained for only as long as necessary; and (vi) appropriate security against loss, destruction, damage or theft is implemented. Failure to comply with applicable laws on privacy and personal information can give rise to regulatory sanctions, fines and, in certain limited cases, criminal liability.

        With regards to The Stars Group's operations in Europe, particularly where the personal information being processed relates to residents of the European Union member states, the European Union has created the GDPR to replace European Union Directive 95/46/EC as well as the national implementing legislation in each European Union member state, for example in the UK, the Data Protection Act 1998. The GDPR took effect on May 25, 2018 and imposes more stringent operational requirements for entities processing personal information and significant penalties for non-compliance. For instance, the GDPR introduces two categories of administrative fines depending on the seriousness of the breach that will range from: (a) up to €20 million or 4% of worldwide revenues of the preceding year (whichever is the higher) for serious infringements; or (b) up to €10 million or 2% of worldwide revenues of the preceding financial year for less serious infringements. In With respect to the GDPR, The Stars Group has been taking and continues to take certain measures, including undergoing a fundamental review of its data processing activities, introducing certain automated tools to delete personal information that is no longer in use and performing a full gap analysis to better understand the flows and uses of personal information within The Stars Group. Additionally, to help ensure that personal information belonging to The Stars Group's customers and employees will be processed in accordance with the GDPR (as well as any other relevant privacy and data and information protection legislation) The Stars Group intends to post its revised privacy statements together with updated terms and conditions for use of its product offerings on its websites.

        The Stars Group is also subject to numerous other domestic and foreign laws and regulations. See also "Risk Factors—Risks Related to the Business of The Stars Group". These can take the form of complex and evolving domestic and foreign laws and regulations regarding the Internet, privacy, data protection, competition, consumer protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to The Stars Group's business practices, monetary penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise harm its business.

Responsible Gaming

        The Stars Group is committed to industry-leading responsible gaming practices and seeks to provide its customers with the resources and services they need to play responsibly, including, without limitation, through its dedicated responsible gaming department. These practices, resources and services include, without limitation, deposit limits, table and game play limits, voluntary restrictions on access and use of certain games, temporary self-exclusion and cooling off periods, and voluntary permanent exclusions from The Stars Group's services, sites and applications. The Stars Group has also partnered with various responsible gaming organizations that conduct research and offer education and direct counselling for players. These organizations include Adictel in France, GamCare and GambleAware in the UK, the National Council on Problem Gambling in the United States and GamblingTherapy.org worldwide.

        The Stars Group regularly submits its responsible gaming policies and procedures for independent accreditation via various expert organizations that have developed comprehensive responsible gaming standards and measurements designed to determine the effectiveness of a gaming company's policies, procedures and practices in addressing problem gaming. Independent organizations that have accredited The Stars Group's responsible gaming program include GamCare and the Responsible Gambling Council of Canada. In addition, The Stars Group has recently submitted its responsible gaming program to the United States' National Council on Problem Gambling for accreditation.

Human Resources

        As of December 31, 2017, The Stars Group, directly and through its subsidiaries, had approximately 2,110 employees of which approximately 1,502 were located in Europe, approximately 307 were located in Canada, approximately 55 were located in the United States, approximately 200 were located in Latin America, and approximately 46 were located in Asia. These employees provide services in either general and administrative, marketing, operations, including customer support and services, information technology or R&D capacities, with operations comprising the largest department.

        Although certain of The Stars Group's employees in Italy may be party to collective bargaining or related agreements and certain of The Stars Group's employees in the European Union may be represented by labor unions, to its knowledge, the vast majority of its employees are not. The Stars Group has never experienced any employment-related work stoppages and believes its relationship with its employees is good.

        The Stars Group values the benefits diversity can bring to its business, including diversity of personal characteristics such as age, gender, character, geographic residence, business experience (including financial skills and literacy), functional expertise, demonstrated leadership, stakeholder expectations and culture. The Stars Group believes that diversity promotes the inclusion of different perspectives and ideas, and ensures that The Stars Group has the opportunity to benefit from all available talent. Women currently represent approximately 32% of The Stars Group's workforce. Although The Stars Group has two women in key senior management positions, currently none of The Stars Group's executive officers are women, and as of the date of this Prospectus Supplement it has not adopted a target for female executive officers. The Stars Group has identified a need to increase the number of women employees in the organization and to include diversity, including gender diversity, in its talent management programs. The Stars Group has begun identifying and reporting to senior management and the Corporate Governance, Nominating and Compensation Committee on the diversity of its workforce with a view to identifying diversity gaps, workplace policies to better recruit and retain female employees and The Stars Group's progress in increasing the number and proportion of female officers and executive officers.

        The Stars Group and its subsidiaries have numerous policies and practices, including, without limitation, a Code of Business Conduct, a Disclosure, Confidentiality and Trading Policy, an Anti-Bribery Policy, an Anti-Fraud Policy and a Whistleblower Policy, that are collectively designed to deter and detect wrongdoing and promote, among other things, legal, honest, ethical, healthy and safe conduct, good governance, and transparency and effective communication between and among employees, management and the public. The Code of Business Conduct and The Stars Group's Anti-Bribery Policy and relevant policies of certain subsidiaries, as applicable, also provide rules and guidelines regarding compliance with Canada's Corruption of Foreign Public Officials Act (the "CFPOA"), the U.S. Foreign Corrupt Practices Act (the "FCPA"), and any local anti-bribery or anti-corruption laws that may be applicable, such as the UK Bribery Act (2010) (the "UK Bribery Act") and the Isle of Man Bribery Act (2013) (the "IOM Bribery Act"), and to evidence The Stars Group's commitment to full compliance, including compliance by its officers, directors and employees, therewith. The Stars Group is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that is in compliance with applicable law, its Code of Business Conduct and applicable internal policies. In addition, The Stars Group has a policy of entering into confidentiality and non-disclosure agreements with its employees and limiting access to and dissemination of its proprietary technology and confidential information.

Specialized Skill and Knowledge

        The development, design, marketing and distribution of The Stars Group's current product offerings require specialized skills and knowledge, particularly in the areas of software architecture, development, conceptualization, and graphic design, as well as in the online poker, casino and sports betting verticals. The Stars Group believes it has personnel with the required specialized skills and knowledge to carry out its operations. While the current labor market in the industries in which The Stars Group operates is highly competitive, The Stars Group expects to, but there can be no assurance that it will, attract and maintain appropriately qualified employees for fiscal year 2018. If The Stars Group fails to attract and maintain appropriately qualified employees, its business, financial condition and operating results could be materially adversely affected. See also "Risk Factors—Risks Related to the Business of The Stars Group", including "—Failure to attract, retain and motivate key employees may adversely affect The Stars Group's ability to compete and the loss of the services of key personnel could have a material adverse effect on its business."

Facilities

        The Stars Group maintains approximately 25 offices internationally. The Stars Group's headquarters are located in Toronto, Ontario, Canada, where its general and administrative departments and its corporate finance functions are based and primarily operate. These premises are leased and consist of approximately 5,283 square feet of space, with a lease term that expires on August 31, 2022.

        Stars Interactive Group is headquartered in Douglas, Isle of Man, and its senior management is based there as well as staff in its general and administrative, marketing and technology departments. Stars Interactive Group's headquarters consists of approximately 65,000 square feet of office space, which is owned by a subsidiary of The Stars Group. Technology services are also provided by staff based out of offices in Dublin and suburban Toronto.

        The Stars Group, through its subsidiaries, also leases office space in or near Austin (Texas, United States), Fort Lauderdale (Florida, United States), Linwood (New Jersey, United States), London (England), Malta, San Jose (Costa Rica), Sofia (Bulgaria), Toronto (Ontario, Canada) and elsewhere internationally.

        The Stars Group, through its subsidiaries, has data centers and transit points of presence throughout Europe and in certain other locations around the world, including through cloud based services. These include (i) approximately 28 data center facilities leased in the Isle of Man, France, Germany, Italy, Portugal, Spain, Malta, the Netherlands, Bulgaria, Romania, the United States, Australia, Hong Kong and the UK, as well as in India and Belgium through The Stars Group's partners in those jurisdictions, and (ii) approximately seven transit points of presence leased in the UK, the United States, the Netherlands, France and Italy.

        The Stars Group believes that its facilities are suitable and adequate for its current needs.

General Development of the Business

        The Stars Group was incorporated in 2004 and completed its initial public offering ("IPO") on TSX Venture Exchange in July 2010. The Stars Group graduated to TSX in October 2013, was added to the S&P/TSX Composite Index in September 2014, and was listed on the Nasdaq Global Select Market in June 2015. In August 2014, The Stars Group completed the $4.9 billion Stars Interactive Group acquisition (the "Stars Interactive Group Acquisition"), which transformed its operations into its current online gaming business. Following the Stars Interactive Group Acquisition and as described below, The Stars Group explored additional strategic opportunities resulting in the divestment of its then-remaining business-to-business ("B2B") assets and its transformation into a pure-play consumer technology company. For a description of The Stars Group's current online gaming business and the general development of the same since the Stars Interactive Group Acquisition, see "—Overview" above. The Stars Group believes that these strategic transactions, along with certain financings and capital markets activities, corporate initiatives and other announcements, each as further detailed below or elsewhere in this Prospectus Supplement have been the primary influence on the general development of its business during the last three completed financial years.

Divestiture of the Former B2B Business and Non-Core Gaming Investments (2015-2017)

        Until July 31, 2015, the date on which The Stars Group completed the disposition of its then-remaining B2B assets, The Stars Group's B2B business consisted of the operations of certain of its subsidiaries, which offered interactive and land-based gaming solutions. The Stars Group's B2B business at that time included the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and governmental agencies and bodies. The Stars Group's former B2B solutions were designed to provide end-users with popular, engaging and cutting-edge content across multiple formats and through a secure technology environment, all of which was intended to improve the profitability, productivity, security and brands of the operators. The Stars Group developed its former portfolio of solutions through both internal development and strategic acquisitions, including, without limitation, Ongame Network Ltd. ("Ongame"), Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) ("Chartwell"), CryptoLogic Ltd. ("CryptoLogic"), Cadillac Jack Inc. ("Cadillac Jack"), and Diamond Game Enterprises ("Diamond Game"), all of which provided technology, content and services to a diversified base of customers in the regulated gaming industry. As of the date of this Prospectus Supplement, and as previously reported, The Stars Group has divested these and other non-core gaming investments. The fundamental objective of such divestitures was to expedite The Stars Group's overall business strategy and maximize shareholder value.

Cadillac Jack Inc.

        In June 2015, The Stars Group announced the completion of the sale of Cadillac Jack (the "Cadillac Jack Sale") to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE: APO), for $382 million, comprising cash consideration of $370 million, subject to adjustment, and a $12 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. The Stars Group used the net proceeds from the Cadillac Jack Sale for deleveraging, which included the repayment of $344 million of debt and related fees that it had incurred in connection with the purchase of Cadillac Jack. In mid-2017, the $12 million payment-in-kind note was satisfied.

Innova Gaming Group Inc.

        In May 2015, The Stars Group completed the spin-off of Diamond Game, which it had purchased in February 2014 for approximately $25 million, through the initial public offering (the "Innova Offering") of common shares of what was then known as Innova Gaming Group Inc. ("Innova"). The Innova Offering resulted in The Stars Group receiving aggregate net proceeds of CDN$34.1 million and maintaining ownership of 40% of the issued and outstanding common shares of Innova, which it subsequently disposed of in August 2017 for net cash proceeds of $16.1 million when Pollard Banknote Ltd. acquired Innova.

NYX Gaming Group Limited

        In connection with The Stars Group's December 2014 sale of Ongame to what was then known as NYX Gaming Group Limited ("NYX Gaming Group"), The Stars Group and NYX Gaming Group entered into a strategic investment transaction pursuant to which The Stars Group purchased from NYX Gaming Group CDN$9 million unsecured convertible debentures (initially CDN$10 million but The Stars Group subsequently sold and assigned an aggregate of CDN$1 million to four individuals), which were later amended to, among other things, adjust the repayment terms such that they would be repayable solely in cash. The debentures were redeemed in full in July 2017 in conjunction with a refinancing at NYX Gaming Group.

        In July 2015, The Stars Group announced that it completed the disposition of Cryptologic to NYX Gaming Group and Chartwell to NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the "NYX Sub") (together, the "Chartwell/Cryptologic Sale") for gross proceeds of CDN$150 million, subject to adjustment, of which CDN$110 million was paid in cash and CDN$40 million was paid by the NYX Sub through the issuance of exchangeable preferred shares (the "NYX Sub Preferred Shares"). The Stars Group used the majority of the cash net proceeds from the Chartwell/Cryptologic Sale for deleveraging, including the August 2015 refinancing of the debt incurred as part of the financing for the Stars Interactive Group Acquisition.

        In November 2017, The Stars Group completed the disposition of all its securities of NYX Gaming Group and NYX Sub, including NYX Gaming Group ordinary shares, NYX Gaming Group ordinary share purchase warrants, and the NYX Sub Preferred Shares, representing approximately 13.7% of NYX Gaming Group's ordinary shares on a partially diluted basis, for net cash proceeds of $26.3 million when Scientific Games Corporation (NYSE: SGMS) acquired NYX Gaming Group.

        In connection with the Chartwell/Cryptologic Sale, a subsidiary of The Stars Group and NYX Gaming Group entered into a supplier licensing agreement (the "Licensing Agreement") for a term of six years, under which NYX Gaming Group is expected to provide certain casino gaming content to The Stars Group's real-money online casino offering. Pursuant to the Licensing Agreement, a subsidiary of The Stars Group is required to pay NYX Gaming Group a minimum license commitment in the amount of CDN$12 million per year for each of the first three years of the Licensing Agreement, ending in October 2018.

Jackpotjoy plc

        In connection with the January 2017 London Stock Exchange ("LSE") listing of Jackpotjoy plc (LSE: JPJ) ("Jackpotjoy"), parent company of The Intertain Group Ltd. ("Intertain") and WagerLogic Malta Holdings Ltd. ("WagerLogic"), a former subsidiary of The Stars Group which it sold in February 2014, and in exchange for its 4,920,000 Intertain common shares (which The Stars Group acquired between 2014 and 2015, including through open market purchases, the exercise of common share purchase warrants and an exchange for shares it acquired from the purchaser of WagerLogic) and the conversion of certain CDN$3.85 million 5.0% Intertain convertible debentures, The Stars Group, after exchanging certain exchangeable shares, received 5,561,666 Jackpotjoy ordinary shares. In December 2017, The Stars Group completed the sale of its ordinary shares in Jackpotjoy, representing approximately 7.5% of Jackpotjoy's then issued and outstanding ordinary shares, for net cash proceeds of $59.5 million.

Legal Proceedings and Regulatory Actions

        Other than as set forth herein, including under "Recent Developments" The Stars Group is currently not, and was not during twelve months ended March 31, 2018, a party to any material legal proceedings, and its property and assets are not currently, and were not during the same period, the subject of material legal proceedings. The Stars Group is not aware of any other material legal proceedings, individually or in the aggregate, outstanding, threatened or pending as of the date hereof by or against The Stars Group. Notwithstanding the foregoing, given the nature of its business, The Stars Group is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business, including, without limitation, various tax audits by domestic and foreign tax authorities, and gaming regulatory reviews and inquiries. The outcome of litigation, legal proceedings and regulatory actions is inherently uncertain. See "Risk Factors".

        In the normal course of business, to facilitate transactions of services and products, The Stars Group has agreed to indemnify certain parties with respect to certain matters. The Stars Group has agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made by third parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, The Stars Group is a party to certain indemnification agreements with its current and certain former officers and directors, and certain employees, and its constituting documents contain similar indemnification obligations. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

Kentucky Proceeding

        Prior to the Stars Interactive Group Acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Oldford Group and certain affiliates thereof (the "Oldford Parties") and various other defendants (the "Kentucky Proceeding"), pursuant to which the Commonwealth sought to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. On August 12, 2015, the trial court in the Kentucky Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, including by certain former owners of Oldford Group, and partial summary judgment on liability in favor of the Commonwealth. On December 23, 2015, the trial court entered an order for damages in the amount of approximately $290 million, which the trial court trebled to approximately $870 million. The Stars Group believes the action is frivolous and will vigorously dispute the liability. The Stars Group, through certain subsidiaries, has filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersede as bond to stay enforcement of the order for damages during the pendency of the appeals process, which The Stars Group continues to pursue. The posting of the bond required the delivery of cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million. On April 18, 2018, the Kentucky Court of Appeals held oral arguments on the appeal. The Stars Group expects an opinion on the appeal could be rendered during summer 2018. To the extent the Oldford Parties may be ultimately obligated to pay any amounts pursuant to a final adjudication following exhaustion of all appeals and other legal options, The Stars Group intends to seek recovery against the former owners of Oldford Group.

        In late-January 2016, pursuant to and in accordance with the procedures set forth in the merger agreement governing the Stars Interactive Group Acquisition, a subsidiary of The Stars Group submitted a notice of claim to the sellers' representative and escrow agent seeking indemnification for losses and potential losses caused by breaches under the merger agreement and requesting, among other things, that the escrow agent retain the then-remaining balance of the escrow fund established under the merger agreement in an aggregate amount equal to approximately $300 million. All such claims have since been settled, with the exception of the claim relating to the Kentucky Proceeding, and The Stars Group received approximately $5.77 million from the escrow fund for such claims. The escrow fund was reduced accordingly and continues to be held by the escrow agent. The remaining disputed claim and release of the outstanding escrow funds will be resolved in accordance with the provisions of the merger and escrow agreements related to the Stars Interactive Group Acquisition, and there can be no assurance that such claim will result in any amounts in the escrow fund being remitted to The Stars Group or that any of The Stars Group's estimates of potential losses will reimbursed by the sellers or otherwise.

AMF Investigation and Related Matters

        As announced on December 11, 2014, the Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec (the "AMF"), is investigating trading activities in The Stars Group's securities surrounding its announcement of the Stars Interactive Group Acquisition (the "2014 AMF Investigation"). Related to the 2014 AMF Investigation, on March 23, 2016, the AMF charged Mr. David Baazov, along with a former financial advisor to The Stars Group and a former employee of The Stars Group, with various violations of Quebec securities laws, including insider trading, insider tipping and market manipulation. The AMF has not made any allegation of wrongdoing by The Stars Group or any of its subsidiaries or other directors or officers in these charges. On June 6, 2018, the Court of Quebec (criminal and penal division) ordered a permanent stay of these charges. The decision of the Court of Quebec may be appealed by the AMF.

        On March 23, 2016, the Board also became aware of a decision of the Tribunal administratif des marchés financiers (formerly known as the Bureau de décision et de révision) (the "TMF"), the administrative tribunal in Quebec that hears certain AMF applications, which disclosed additional AMF investigations into the alleged conduct of Mr. Baazov and 12 individuals which are beyond the scope of the charges and of the internal investigation referred to in The Stars Group's March 23, 2016 and prior press releases and public disclosure. None of these individuals targeted by the TMF decision are currently employees, officers or directors of The Stars Group.

        Also in connection with the AMF investigation and related matters, in October 2017 The Stars Group became aware of an AMF search of certain third-party premises that occurred in September 2017. To The Stars Group's knowledge, the AMF is now also investigating whether Mr. David Baazov and certain third parties entered into a nominee agreement in January 2007 that provided for such third parties to be the beneficial owners of a substantial portion of The Stars Group's common shares that Mr. Baazov previously disclosed he personally owned and whether certain other third parties were trading The Stars Group's securities during a period between 2010 and 2012 for the benefit of Mr. Baazov. The affidavit supporting the September 2017 search asserts that Mr. Baazov, the third parties to the alleged nominee agreement, and The Stars Group committed certain offenses under the Securities Act (Quebec) by not disclosing the existence of such agreement. Prior to learning of the September 2017 search, none of The Stars Group's current executive officers or directors were aware of the existence of the alleged nominee agreement and a copy of such agreement, if it exists, has not been provided to The Stars Group. The Board, with its outside counsel, continues to closely monitor developments of the AMF investigation and related matters.

        The Stars Group continues to cooperate with the AMF as it has done since 2014, which is consistent with The Stars Group's practice.

Foreign Payments Matter

        During its internal investigation with respect to the AMF matters described above, the Board became aware in 2016 of certain information which led it to undertake a review of whether The Stars Group or any of its subsidiaries or personnel had made improper payments, directly or through external consultants, to governmental officials in certain jurisdictions outside of Canada and the United States. The information which came to light as a result of the investigation into the AMF matters related to some of The Stars Group's historic business activities that primarily occurred prior to the Stars Interactive Group Acquisition.

        The Board, with the involvement of external counsel, is continuing to review these matters. This review includes reviewing historic and current operations, reviewing The Stars Group's use of external consultants in foreign markets, and revising internal policies and procedures. As previously disclosed, as a result of this review, The Stars Group voluntarily contacted the Royal Canadian Mounted Police ("RCMP") in Canada and the Department of Justice and Securities Exchange Commission in the United States in 2016. These authorities are investigating these matters and The Stars Group continues to cooperate with the same, including, without limitation, by cooperating with the RCMP regarding matters related to the search warrant previously executed at The Stars Group's former Pointe-Claire, Quebec office, responding to information requests, and voluntarily providing records and information. As a result of this continuing review, additional information could become known in the future.

Class Actions

  U.S. Class Action

        On August 31, 2016, the lead plaintiffs in Carmack v. Amaya Inc., et. al. (Case No. 1:16-cv-01884-JHR-JS) filed an amended class action complaint (the "Amended Complaint") in the United States District Court, District of New Jersey (the "U.S. Class Action") (three putative class actions were filed in the Southern District of New York, but the respective plaintiffs subsequently filed requests for voluntary dismissal, leaving the U.S. Class Action as the remaining class action against The Stars Group in the United States). The Amended Complaint names as defendants The Stars Group, The Stars Group's former Chief Executive Officer, Mr. Baazov, The Stars Group's former Chief Financial Officer, Daniel Sebag, and two directors, Divyesh (Dave) Gadhia and Harlan Goodson, and alleges a class period beginning on May 26, 2015 and ending on March 22, 2016 (the day prior to the announcement of the filing of charges brought by the AMF against Mr. Baazov).

        The Amended Complaint generally alleges that the defendants violated certain U.S. securities laws by misrepresenting or failing to disclose that Mr. Baazov allegedly was engaged in an insider trading scheme as charged by the AMF. The U.S. Class Action seeks damages stemming from losses that the plaintiffs and the alleged class claim to have suffered as a result of the foregoing.

        The Stars Group believes that the U.S. Class Action is without merit and intends to vigorously defend itself against it; however, there can be no assurance that The Stars Group will be successful in its defense.

  Quebec Class Action

        On July 22, 2016, a re-amended motion for authorization of a class action and for authorization to bring an action pursuant to Quebec securities law (the "Re-Amended Lemelin Class Action"), Lemelin and Derome v. Amaya Inc. et al. (Case No. 500-06-000785), was filed in the Superior Court of Quebec, Province of Quebec, Canada, District of Montreal, naming The Stars Group, Mr. Baazov, Mr. Sebag, certain of The Stars Group's current directors, Mr. Gadhia and Mr. Goodson, and a former director,

General Wesley K. Clark, as defendants. The Re-Amended Lemelin Class Action was filed by two individual shareholders on behalf of themselves and a class of persons, composed of a sub-class of primary market purchasers and a sub-class of secondary market purchasers, who purchased The Stars Group's securities between March 31, 2014 and March 22, 2016 (the day before the announcement of the filing of charges brought by the AMF against Mr. Baazov). The plaintiffs generally allege that throughout the class period the defendants violated certain Canadian securities laws by misrepresenting or failing to disclose (or acquiescing in the same), among other things, that Mr. Baazov allegedly was engaged in an insider-trading scheme as charged by the AMF. The plaintiffs also allege that The Stars Group did not properly disclose that it had inadequate or ineffective internal controls and that one or more of its directors and Mr. Baazov were in breach of its Code of Business Conduct.

        The Re-Amended Lemelin Class Action seeks damages stemming from losses the plaintiffs claim to have suffered as a result of the foregoing. The Stars Group believes that the Re-Amended Lemelin Class Action is without merit and intends to vigorously defend itself against it; however, there can be no assurance that The Stars Group will be successful in its defense.

BUSINESS OF SKY BETTING & GAMING

Overview

        SBG is a leading mobile-led betting and gaming operator in the UK, which is the world's largest online gaming market. It has doubled its market share of the online market from 6% in 2014 to 12% in 2017, and within the mobile segment it is the market leader with 15% market share (Regulus Partners). The UK market is the largest online gaming market in the world, with £5 billion of net revenue in 2017, and is fast-growing, having grown at a net revenue CAGR of 19% from 2014 to 2017 according to Regulus Partners. SBG provides its customers in the UK with real-money sportsbook and a diversified gaming product portfolio, with customers enjoying a seamless experience through its integrated account and wallet, and a single sign-on between its different mobile apps. The original business was founded in 2000 and as of December 31, 2017, SBG is one of the largest online betting and gaming operator in the UK by number of active unique customers, and Sky Bet is the UK's leading betting mobile app by weekly users. SBG benefits from its strong relationship with Sky and the Sky brand, and leverages Sky's entertainment heritage to appeal to a growing, mass-market customer base in the fast-growing mobile channel.

        During 2016, SBG began to expand internationally, expanding its offering initially to Italy, and more recently into Germany and Austria. These markets are large and growing online gaming markets, where the Sky brand has a significant presence with over 10 million subscribers between these markets. SBG holds a brand license to use exclusively the "Sky" brands for certain betting and gaming activities, as well as long-term commercial agreements with Sky that provide for advertising and certain exclusive digital integration on the Sky Sports platform.

        SBG generates 100% of its revenue from regulated or taxed markets. Currently, SBG holds gaming operator licenses in the UK, Ireland, Alderney, Italy and Malta. For the year ended December 31, 2017, SBG generated 99% of its revenue from customers in the UK and Ireland, and 100% of its revenue was regulated or taxed locally.

        SBG takes a customer-centric approach to all aspects of its operations, with continuous investment in best-in-class technology, customer research and understanding, rapid and continuous innovation and fully integrated product and promotional campaigns. SBG has a large recreational customer base, with 84% of its customers spending less than £250 in the year ended June 30, 2017. It invests heavily in its safer gaming policies, procedures and marketing, aiming to create an environment where customers can enjoy betting and gaming responsibly and safely. SBG owns and controls much of its technology, with an in-house team of approximately 500 technology-focused individuals ensuring stability while supporting rapid innovation and development.

        Management believes that the SBG enjoys sustainable competitive advantages in the high-growth online gaming market. These advantages are based around (i) its market leading, mobile led product portfolio across betting and gaming with its apps consistently the highest rated and highest ranked in their categories, (ii) its strong brand and marketing assets, leveraging the brand heritage of Sky and expanding its own betting and gaming brands, (iii) a large, recreational and loyal customer base, with 84% of revenue for the fiscal year ended June 30, 2017 coming from customers who had been active for over a year, and 84% of its customers in the fiscal year ended June 30, 2017 losing less than £250, (iv) a leading technology platform, supporting rapid innovation with an average of 258 platform updates per week during the second half of calendar year 2017, and (v) an experienced leadership team, with a strong company culture that supports innovation and entrepreneurialism.

        SBG operates in four business lines:

        Betting.    SBG's betting brand, Sky Bet, is one of the UK's leading online betting operators by number of customers, offering pre-match and in-play odds in a wide range of markets, including football, horseracing, greyhound racing, golf, cricket, tennis, rugby, politics and TV and film. In the fiscal year ended June 30, 2017, 2.1 million customers staked a total of £3.4 billion with Sky Bet. SBG also operates some of the UK's most popular free-to-play sports games (included within the betting business line), such as Soccer Saturday Super 6, Sky Sports Fantasy Football, Sky Sports Fantasy Six-A-Side and ITV Pick 7. Customers may enter tournaments for free and potentially win large cash prizes of up to £1 million. SBG advertises within these games, promoting bespoke offers and bet selections.

        Gaming.    SBG's gaming operations are delivered through Sky Vegas, Sky Casino, Sky Poker, and Sky Bingo brands. Sky Vegas is one of the UK's leading online gaming brands by customers, with a strong product offering with more than 600 games, including table games (such as roulette and blackjack) and a range of slot machine and instant win games. Sky Casino offers SBG's customers a live casino experience, 24 hours a day. In addition to live games, Sky Casino offers a broad range of slot machine content and random number generator table games. Sky Poker is one of the UK's leading online poker rooms, with an enriched experience that includes chat, tournaments and poker in contemporary formats that are played in Pounds Sterling. Sky Bingo aims to provide the exciting and social feel of bingo and includes a chat function and competitions. Finally, SBG owns Core Gaming, a proprietary in-house game development studio that provides new content for SBG (22 new games in fiscal 2017) and also licenses its games to third-party operators on a business-to-business basis.

        Oddschecker.    Oddschecker, SBG's business line comprising its odds comparison website ("Oddschecker") is the UK's leading odds comparison site, which provides its customers with easy access to the best odds in the market, as well as tips and other information. Oddschecker operates websites in the UK, Ireland, Italy, Germany, Australia, Denmark and Spain.

        International.    SBG's international offering provides online sports betting and gaming products and services to customers in Italy, and online sports betting only to customers in Germany and Austria. Neither Bingo nor Poker products are offered in international territories. These international markets each have a strong sporting heritage and an established Sky brand presence.

        SBG has a strong financial profile, underpinned by historically rapid organic growth and high cash conversion. The business model has high revenue retention rates, strong operating margins and a capital efficient model with high operating free cash flow generation. In the nine months ended March 31, 2018, SBG's revenue and SBG Adjusted EBITDA were £496 million and £157 million, respectively. In the fiscal year ended June 30, 2017, SBG generated revenue of £516 million and SBG Adjusted EBITDA of £146 million, respectively, with over 2.5 million customers using its products.

        Further details on each of SBG's business lines are set out in "—Business Operations" below.

History of SBG

        The entities which would ultimately become SBG were created in 2000 with Sky's acquisition of Sports Internet Group, which included an online sports betting company called Surrey Sports. Sky rebranded Surrey Sports as Sky Bet in 2002 to leverage the growing strength of the Sky brand and to pioneer interactive TV betting. Over time TV started to decline as a platform for transactions of all kinds, which led SBG to gradually expand its focus to internet and mobile phones. SBG was integrated with 365 Media Group in 2006, which included Oddschecker and Sporting Life.

        In March 2015, CVC Capital Partners acquired an 80% share in SBG from Sky, which facilitated the growth of the business into a leader in the betting and gaming sectors.

        Within the UK online betting and gaming market, from 2014 to 2017, SBG more than doubled its online betting market share by revenue (2.2x increase) and saw a 1.6x increase in online gaming market share. According to Regulus Partners, SBG is also the fastest growing established UK betting and gaming operator (being those operators with a market share in excess of 5% by revenue since 2014). In November 2016, SBG expanded its focus on international growth by launching its first real-money international business in Italy (skybet.it) and, in November 2017, launching into its second international market in Germany and Austria (skybet.de). SBG now has approximately 1,450 employees located across offices in Leeds, Sheffield, Birmingham, London, Rome and Malta.

        SBG's growth has been driven by a combination of growth in the online gaming market in the UK and ongoing market share gains. Regulus Partners estimates that UK online gaming revenues have grown at a CAGR of 18% over this period, and SBG's market share of online gaming revenue increased from 6.3% in 2014 to 12.2% in 2017. This market share growth has been supported by significant investments in brand, technology and people, with the rate of investment accelerating after SBG became an independent company in March 2015. These investments have been focused on delivering leading customer experiences, particularly within mobile, capitalising on the key growth segment of the UK gaming market. SBG's investment in product and user experience, as well as its suite of free to play games and integration with Sky and ITV have also helped to grow the market, with nearly 30% of its new customers in the fiscal year ended June 30, 2017 opening their first online betting or gaming account with SBG. From 2014 to 2017, SBG captured over 20% of the growth in UK online gaming market.

$ Million	2016	2017
December Year-End
Revenue	606	804
Growth (%)	35%	33%
SBG Adjusted EBITDA(1)	167	261
SBG Adjusted EBITDA Margin (%)(2)	27%	32%
SBG Free Cash Flow(3)	128	218

(1)
We define SBG Adjusted EBITDA as profit/(loss) for the period attributable to equity shareholders before tax expense/(credit), finance costs, investment income, revaluation of financial instruments measured at fair value, depreciation, amortization and impairment. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures." For a reconciliation of SBG Adjusted EBITDA to the nearest IFRS measure, see "Summary Financial Information—Summary Information of Sky Betting & Gaming."

(2)
We define SBG Adjusted EBITDA margin as SBG Adjusted EBITDA divided by revenue. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures."

(3)
We define SBG Free Cash Flow as SBG Adjusted EBITDA less Capex. For additional discussion of our non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures." For a reconciliation of SBG Free Cash Flow to the nearest IFRS measure, see "Summary Financial Information—Summary Information of Sky Betting & Gaming."

Strategy

Strengthen SBG's market position in the UK

        The UK online betting and gaming market generated approximately £5.0 billion in revenues in the calendar year 2017 and is forecast to grow at a CAGR of 7.8% from 2017 through 2020, with a CAGR of 14.4% for mobile betting and gaming growth, according to Regulus Partners. SBG believes that it is well-positioned to benefit from further growth in the UK market due, in part, to its brand strength, focus on mobile, resilient and flexible technology and a track record of customer acquisition and retention. SBG's brand strength lies in its modern and innovative approach and its reputation for being an operator that is consumer friendly. These attributes are important for attracting and retaining customers and delivering quality experiences through a strong focus on usability. Promotions of relevant and interesting betting options are also key to sustaining these brand qualities and help drive exclusive online customers to the business.

        SBG also benefits from being associated with Sky, one of Europe's best known entertainment brands, with a shared heritage of innovation, quality and customer focus. SBG considers itself primarily a technology company, unencumbered by a legacy retail business, and strives to be seen as a modern, innovative, fun and exciting brand for both customers and employees. SBG intends to continue maintaining and strengthening its brand image and customer appeal in order to help it maintain a leading position in the UK.

Continue to invest in and utilize technology, marketing and data personalisation effectively

        SBG recognises the importance of remaining at the forefront of technology in the online betting and gaming industry. SBG has invested heavily in technology, particularly since March 2015, to facilitate the rapid delivery of technological innovation on a stable and secure platform, and it intends to continue to invest in in-house back-end technology to support robust and innovative customer-facing products and real-time analytics.

        SBG also plans to expand upon its strong record of mobile technology development, such as by introducing voice-based apps as a new customer engagement channel, as well as further developing its in-house big data platform to give SBG better insight into customer data and behaviour. SBG was early to adopt the computational analysis of large data sets and data science ("big data") to maintain customer loyalty, delivering personalized offers and incentives to customers who value them. SBG believes that ongoing investments in big data will further increase the efficiency of free bet and marketing spend and SBG believes it's dedication to technology is a key differentiating factor that helped it grow quicker than the online gaming market in the UK during recent periods.

Business Operations

        SBG operates through four business lines: betting, gaming, oddschecker and international. SBG generates all of its revenue from online channels, with approximately 82% of revenue derived from mobile devices in the fiscal year ended June 30, 2017. Customers may create an account directly through any of SBG's brands and may then fund their accounts via multiple deposit methods. SBG does not offer any credit, so customers can only bet with funds that are pre-cleared into their account.

Betting

        SBG is the UK's most popular online betting operator by number of active customer, supplying 2.1 million unique customers in the fiscal year ended June 30, 2017 through its Sky Bet platform, with 90% of betting revenue in the year ended June 30, 2017 generated from mobile users.

  Customer acquisition channels

        SBG acquires customers across a variety of channels, including television and online advertising, sponsorship (principally the English Football League, which sponsorship was recently extended to 2024), and through a variety of initiatives in partnership with Sky Sports. SBG is the exclusive digital betting partner for Sky Sports and all of its media assets. In the fiscal year ended June 30, 2017, Sky Bet acquired new customers through four channels: interactions with Sky and its subsidiaries and affiliates, such as through Sky Sports; partners, including Sporting Life and oddschecker; digital marketing, such as Twitter and Facebook; and organically or through other channels (e.g. refer-a-friend). Overall, 77% of Sky Bet's new customer registrations in the fiscal year ended June 30, 2017 were generated from channels unrelated to Sky.

        SBG operates and promotes a number of free-to-play games in partnership with Sky. In the fiscal year ended June 30, 2017, 21% of new SBG customers were acquired through free-to-play apps. Each of these have SBG odds, content and offers integrated within them and include:

    Soccer Saturday Super 6:    Users predict the score of six selected football matches. Correctly predicting the scores wins up to £1 million (or a share of it). In addition to the main prize, there are consolation prizes for users that get closest to predicting the scores. The Soccer Saturday Super 6 often forms an integral part of Sky Sport's flagship Saturday afternoon show "Soccer Saturday", with the presenters talking about their own predictions, and announcing the winners live on air. SBG believes that there are a large number of Soccer Saturday Super 6 customers who do not currently place bets with SBG, giving SBG access to a large pool of customers who are interested in football predictions but are not currently betting.

    Sky Sports Fantasy Six-A-Side:    Users pick six football players per round and the winner is the team of six that scores the most fantasy league points in that round. The winning player (or players) wins a guaranteed prize of at least £50,000 (or share of it).

    Sky Sports Fantasy Football:    Users create a Sky Sports Fantasy Football team, with £50,000 in prizes available for a season long competition, in addition to weekly and monthly prizes.

        In addition to the close relationship with Sky, and Sky Sports, SBG's betting operations enjoy extended media reach through a variety of other channels and cross-selling:

    Sporting Life:    Sporting Life is a leading source of online content for sporting news, results, cards and fixtures. Users that log-in gain access to premium content such as UK and Irish racing replays for free. Users can place bets with SBG directly within the Sporting Life site and app.

    Pick7:    Pick7 is a free-to-play horse racing game operated by SBG, where players predict the winner of seven prominent races, with the winner or winners winning a share of the top prize of up to £250,000. In March 2018, Pick7 was rebranded as ITV Pick7 and is now run in partnership with ITV, the only free to air television channel in the UK that can broadcast horse racing. This important milestone was the second time SBG has worked with a broadcaster other than Sky, following a previous partnership with Channel 4 in respect of the Pick 6 product. The ITV Pick7 product is integrated within ITV's racing broadcasting, with a top prize of up to £250,000.

    Oddschecker:    Oddschecker is the leading UK source for odds comparison, previews and sporting information. Users can bet directly with SBG through the Oddschecker site and app, in addition to being able to place bets with several other bookmakers directly.

        SBG believes that, through a combination of the Sky digital assets and SBG's other digital assets, SBG interacts with the majority of active UK online gamblers, giving SBG significant insight into customer behaviour and preferences.

  Product Strategy

        SBG's product strategy for betting is built around four pillars: quality user experience, big data analytics, relevant promotions and ongoing innovation.

    Quality user experience:    SBG seeks to deliver quick, simple and easy to use apps and mobile experiences. SBG uses qualitative and quantitative research, as well as customer data from these sources, in order to optimize the product, content, offers and user experience for customers. SBG also continuously invests in expanding the range of its content and range of markets that it offers to customers.

    Customer data analytics:    SBG uses data science (being the use of processes, algorithms and systems to extract knowledge and insights from data) to optimize its betting business. SBG leverages its extended reach across the market to collect data in SBG's in-house data warehouse. SBG's data science team then leverages big data to assess interests, preferences and player behaviour for SBG's customers. This insight has led SBG to segment customers into key segments, and use data science and enhanced automated analytical techniques to understand customer motivations and interests for customers more efficiently.

    Relevant promotions:    SBG uses customer research to understand the motivations of these customers in core segments, and leverage customer data to ensure that offers, promotions and functionality are optimized for these key segments. Layered on top of this, the data science team and safer betting and gaming team ensure that customers are betting within their limits, and SBG takes action to try to avoid customers that are at risk of developing a problem. Those at risk do not receive promotions and, if problems are identified and cannot be resolved through communication with the customer, their account is frozen. The key customer segments are recreational customers who bet mainly on football, racing, tennis and golf. In the fiscal year ended June 30, 2017, the average active customer lost around £10 per week, placing approximately 14 bets with an average stake of £7 to £8.

    Product innovations:    SBG believes that strong product development and content are critical to attracting and retaining customers. SBG invests in in-house development to continually improve the range of betting options and the ease of use and speed, ensuring that the overall user experience is as good as possible.

    A good example of innovation is the RequestABet product. SBG pioneered the market for customer built accumulators, with the launch of RequestABet during the fiscal year ended June 30, 2016. During the fiscal year ended June 30, 2017, the functionality was further enhanced, adding the ability for customers to build these directly within their app. These complex and bespoke bets enable customers to create a unique bet that has higher odds than just betting on the match itself. These custom built accumulators are typically higher margin which drives both increased customer interest as well as increased revenue.

Gaming

        In aggregate there were 1.2 million gaming actives during the fiscal year ended June 30, 2017, with SBG's gaming division brands amongst the UK's most popular online gaming brands. In the fiscal year ended June 30, 2017, 71% of SBG's gaming revenue was generated from mobile users.

        SBG operates four gaming brands:

    Sky Vegas:    SBG's flagship casino and gaming brand, Sky Vegas is focused on fun and entertainment for the more recreational player. In the fiscal year ended June 30, 2017, Sky Vegas was the largest casino brand in the UK by customers, with 0.9 million active unique customers, with 72% of revenue generated from mobile users. As of the fourth quarter of calendar year

    2017, Sky Vegas had 25% of the market share in UK online gaming, according to Kantar Betscope.

        SBG believes that exclusive content and effective promotions underpin Sky Vegas's appeal, with 42 new exclusive games launched in calendar year 2017. Sky Vegas is largely slots focused, with 76% of fiscal 2017 revenue generated by slots, followed by table games (15% fiscal 2017 revenue) and instant win games (9% fiscal 2017 revenue).

    Sky Casino:    Launched in August 2014, Sky Casino is focussed on casino table games and has grown rapidly. In the fiscal year ended June 30, 2017, Sky Casino was the third largest casino brand in the UK by customers according to Kantar Betscope, with 0.5 million active unique customers, with 69% of revenue generated from mobile users. Sky Casino features what SBG believes to be cutting-edge player interface powered by Playtech, including a modern and stylish live dealer studio and a high performance casino. Sky Casino has a well-balanced revenue mix, with its revenue generated nearly equally by slots, live dealing and table games in the fiscal year ended June 30, 2017.

    Sky Bingo:    Launched in 2007, Sky Bingo is one of the leading UK-facing online bingo operators. In the fiscal year ended June 30, 2017, Sky Bingo was the fifth largest bingo brand in the UK by customers according to Kantar Betscope, with 0.3 million active unique customers, with 64% of revenue generated from mobile users.

    Sky Poker:    Launched in 2007, Sky Poker is a UK-facing online poker rooms with an interface that is set up for a mobile, ring-fenced player base and virtual tables that are denominated in British pound sterling. In 2017, Sky Poker was one of the most popular poker brands in the UK by customers, with 0.2 million active unique customers, with 30% of revenue generated from mobile users.

Customer acquisition

        SBG believes that is has differentiated its gaming brands in a crowded market, leveraging the well-known Sky brand to promote fun, quick, easy, modern and innovative gaming offerings to customers. The majority of gaming revenue is derived from direct gaming customers who do not generally place any sports bets. Understanding the motivations of these gaming customers and tailoring the products and promotions to suit them is critical to SBG's success. In addition, SBG leverages its brand and product recognition to acquire new customers, including recreational customers, and capitalizes on network effects and cross-selling to its existing and new customer base.

Product and content development

        SBG believes that differentiated gaming content is critical to its success in the online gaming industry. SBG's gaming content strategy is based on two key tenets: (i) developing "in-house exclusive" games and (ii) creating long-term, value-based relationships with a number of leading games suppliers in the industry. SBG believes that its customers value differentiated and exclusive content, and providing a constant stream of new, interesting and individual games both attracts and retains SBG's customers. During the fiscal year ended June 30, 2017, SBG launched 130 new games, with approximately half of new game launches being exclusive, such as EFL Scratchcards, Super 6 Instant Win and Sky Sports Progressive Slot.

        In the fiscal year ended June 30, 2016, SBG acquired Core Gaming, a content development house based in England, which SBG has since utilized to provide unique content tailored to its customer base. Core Gaming is a leading developer of HTML 5 gambling games and was already an important supplier to SBG's business prior to acquisition. Following the acquisition, SBG has been able to accelerate the development of bespoke games that are tailored towards its customers, such as "Football Frenzy", a football themed instant win game. In addition to supplying bespoke games to SBG's gaming division, Core Gaming also licenses some of its content on a B2B basis to third-party operators.

Data analytics and personalisation

        SBG is increasingly using data science to improve the player experience and player protection. In 2017, SBG rolled out the first stages of its in-house real-time promotions platform that delivers promotions in real time based on game play and customer success.

Brand and promotions

        Unlike in sports betting, there are generally no external events that generate interest in gaming, so SBG strives to create interest and demand in its games through its various promotions. These promotions are created, monitored and assessed continually to ensure a successful return on investment. For example, the Sky Vegas Millions promotional campaign, gives customers a free spin every day on the Prize Machine, with customers able to win free spins, free bets, scratch cards and other prizes. This promotion gives players a reason to return to the site and engage with Sky Vegas on a regular basis. Similarly, Sky Bingo runs "Slots Pot" promotions, where £1 million extra is added to the Sky Bingo prize draws.

Oddschecker

        Established in 1999, oddschecker is a leading odds comparison website in the UK. Oddschecker provides new customer leads, brand exposure and returning traffic to SBG and offers users a full range of information, news and odds to help with betting and allows those users to easily access that information on the SBG platform to place bets.

        Oddschecker generates most of its revenue as an affiliate. Users visit the site for information and odds, and then click through to SBG or third-party sites to place bets. Those third-party sites then pay oddschecker a fee, reflecting either a fixed fee for new customer registrations, an ongoing share of revenue for any registrations or a share in any bets that are placed through the oddschecker site. In addition, oddschecker sells advertising space within its site.

        Oddschecker recently launched a new app called 'BetHub', which allows users to place bets with various different bookmakers, directly from within the app. It also allows users to monitor various betting accounts, deposit and withdraw funds, and monitor prices and offers. Another oddschecker app, "Oddschecker Connect", allows the distribution of aggregated services (odds, betting, data) to third parties' content; with current partners including Racing UK and Sky Sports.

        In 2017, oddschecker launched in several international markets, having locally tailored offerings in Italy, Germany, Australia, Denmark and Spain.

International operations

        In November 2016, SBG launched its first real-money international betting and gaming business in Italy, with the launch of an online betting platform on Skybet.it. The iOS app quickly reached the top three most popular apps in the sports category in Italy, and during the first fiscal year after the app was introduced, SBG had over 40,000 customers.

        SBG's second international offering was launched in November 2017 on Skybet.de. This German-language online betting-only platform targets the German and Austrian markets, which focus on quality, speed and simplicity. In the fiscal year ended June 30, 2017, SBG launched the free to play game '6erPack' in Germany (the equivalent of Soccer Saturday Super 6).

        International operations in aggregate contributed a loss of £18 million in SBG Adjusted EBITDA in fiscal year ended June 30, 2017. SBG believes this reflects the nature of the business being in the start-up phase, as well as significant investment in giving out free bets to build the customer base and build brand awareness. The international operations are expected to break-even at an EBITDA level in the medium-term.

Data and Technology

        SBG considers itself primarily a technology-driven business with approximately 500 of SBG's employees working in technology-focused roles. SBG employs a flexible approach to technology, leveraging third-party technology where appropriate, and controlling key elements of its technology in-house. SBG considers that customer-facing products are critical to the business in order to provide a differentiated and quality user experience, and as a result core front-end interfaces (excluding Germany and Austria, which use SBTech) are developed in-house and are fully responsive. SBG's investment in technology and personnel strives to create a culture of continuous development and testing, with agile working practices delivering high quality features rapidly.

Overview of technology

        The technology employed by SBG is different for each of its brands. The technology mix varies across products, with some back-end elements provided by OpenBet (Sky Bet, Sky Vegas, Sky Poker and wallet and account functionality), while Playtech provides the back-end platforms for Sky Casino and Sky Bingo. The German and Austrian platform front-end/back-end is based on technology produced by SBTech, while OpenBet's Keystone platform underpins the Italian sportsbook back-end, with Playtech providing the casino back-end and an internally developed front-end. In 2016, Openbet announced a five-year extension of its contract with SBG. The oddschecker technology is developed in-house.

        While SBG believes that it uses appropriate technology and components for each of its products and services, a common theme of using open-source technology and modular development runs across SBG's products and underlying platform choices. Use of cloud technology is in play across elements of the technology stack, where regulation allows. The most prominent usage of cloud technology is in the suites of free-to-play games, such as Soccer Saturday Super 6 and Sky Sports Fantasy Six-A-Side, with other products being migrated to the cloud as a key principle of the technology strategy.

        Going forward, SBG plans to develop further in-house capabilities with regards to its back-end platforms for both its betting and gaming business. This plan will allow SBG to take more control of customers' accounts and wallets, adding functionality around the existing OpenBet platform.

Mobile

        SBG was an early adopter of mobile technologies and 82% of SBG fiscal 2017 revenues were generated from mobile devices. For most products, a single technology stack is shared across mobile and desktop, which means new products and features can be rolled out across both channels simultaneously. SBG made the decision in 2015 to switch from Adobe Flash to HTML5 to ensure games are compatible across all devices, creating a more consistent and secure user experience.

Real-time data

        SBG invested in creating a big data platform in-house, which provides a real-time view of customer interactions, enabling the creation of innovative personalized products and promotions. For example, a customer with an unusually unlucky run on roulette might receive an instant real-time bonus, delivered within two seconds inside the game itself. The segmentation, decisioning and fulfilment mechanics all occur within the window of a game spin.

        A suite of machine learning tools is used to assess individual customer data and behaviour, and determine which offers or promotions are suitable for that customer. One of the most important uses of real-time data is to provide a safe gaming environment to protect potentially vulnerable customers. Customer data is used in a predictive model to assess the potential risk of developing a gaming problem and customers identified as potentially being at risk do not receive promotions or free bets, and will instead receive safer gaming messages and prompts to use the self-help tools such as deposit limits and self-exclusion.

Bet technology

        With a brand and product set that is particularly focused on football, weekend match days are extremely busy with peak levels of over 350 bets per second and over 1,000 customers per second using the My Bets product to check the status of their bets, which means that having a resilient and robust network is critical. SBG has invested heavily in site stability and load capacity to handle demand.

        The investment in trading technology has seen SBG launch its own Trading Engine, hosted in the cloud, to complement its data suppliers. SBG's Trading Engine enables the creation of new, unique betting opportunities including the roll-out of RequestABet at speed and scale. SBG is able to integrate suppliers and develop improved trading tools for alerting and monitoring which allow traders to manage a larger catalogue of events and markets, providing a broad and deep set of betting opportunities to SBG's customers.

Gaming Technology

        SBG's four gaming brands (Sky Vegas, Sky Casino, Sky Bingo and Sky Poker) each share a common wallet with the Sky Bet product. The following list sets out the key content providers for each brand:

    Sky Vegas:    Game content is provided by OpenBet and ten content providers that operate their own gaming engines, including Novomatic, IGT and Microgaming. This combination of game engines provides both diversity in content as well as resilience in providers. The real-time Promotional Engine delivers market leading promotional content in real time, between customer spins;

    Sky Casino:    Playtech provides the platform and the game content, with the IMS platform managing customer bonuses, and SBG's in-house front-end providing a differentiated customer experience;

    Sky Bingo:    Virtue Fusion, a Playtech company, provides the bingo engine and promotional capabilities, with side game content provided by a range of different suppliers all integrated with the in-house front-end; and

    Sky Poker:    OpenBet provides the poker engine, which is front-ended by an internally developed user interface, enabling support of mobile clients and a broad range of web browsers.

        Core Gaming also designs and creates mobile games using HTML5, including a range of table, instant win and slot games.

Data centres

        SBG maintains its own infrastructure across multiple geographically distributed data centres with diverse and resilient network and power suppliers. SBG manages compliance processes and maintains security through regular independent penetration tests of the platform, third-party software and in-house applications. SBG's technology architecture is designed to facilitate innovation and scalability while remaining resilient. Systems resilience and robustness is critical to any consumer-facing operator with customers using the service 24 hours a day, 7 days a week, 365 days a year.

        SBG's UK business leases a primary data centre in Guernsey that it uses for its day-to-day operations. It also leases a disaster recover site in Wakefield, UK, and a back-up data site in Leeds, UK. In the event of failure at its Guernsey centre, SBG can run its UK operations from Wakefield using the backup data stored in Leeds. The data centre is operated in conjunction with Sure (a third party supplier), with networks from multiple providers connecting customer traffic over the internet. Its data is backed up and stored offsite, and SBG runs regular restore tests to validate recovery from data corruption, as well as regularly testing infrastructure components. SBG also has a standby data centre in West Yorkshire, UK, and critical data is replicated between the two data centres in real time.

Brand and Marketing

        The SBG model and SBG's symbiotic relationship with Sky Sports allows for the acquisition and retention of customers, driven by integrated marketing campaigns, targeted cross-selling and a single customer login across SBG products. SBG brands are well recognized and SBG's products and platform drive customer usage and loyalty. For more information about SBG's relationship with Sky, see "—Relationship with Sky" below.

        SBG's most significant investment is in marketing. In the fiscal year ended June 30, 2017, total marketing spend was £118.2 million, equivalent to 22.9% of total revenue. Together with product development, marketing is a key investment to drive growth in the business. SBG has a return-on-investment based approach to marketing costs, investing in brand awareness, customer acquisition and retention and cementing a brand positioning of "better." SBG believes that a strong brand and marketing approach is necessary to the maintenance and further growth of the business, particularly in the UK. SBG strives to be consistent in its marketing, ensuring that its brand messages reinforces values of quality, speed, ease of use, innovation and fun. For example, there have been six iterations of the Sky Vegas Millions promotion, and SBG has been running its first race special for the past four years. SBG's marketing communicates to all consumers, rather than focusing on acquisition offers for new customers in order to try to maximize the value and relevance of SBG's marketing spend.

        In November 2017, SBG and the EFL signed a new five-year headline sponsorship deal, taking the current sponsorship through to the end of the 2023/2024 season. This takes the total sponsorship up to 11 years and makes SBG an integral part of English football. It gives the Sky Bet brand continuous visibility within the target audience and a sponsorship that, SBG believes, would only be surpassed by the English Premier League in UK sport. It is also an example of the consistency of approach to marketing and brand messaging. Undertaking major partnerships and sponsorships such as this, that reinforce the brand and its position as a quality partner for sport, are important to SBG's business. Brand marketing for gaming is also important. For example Sky Vegas is the sponsor for the award winning TV show, Celebrity Juice. The sponsorship is fully integrated, including a range of bespoke games designed around the show and its host.

        Targeted digital marketing is conducted within the betting and gaming business divisions. In addition to overall brand marketing that is determined centrally, each of the four business divisions (betting, gaming, oddschecker and international) undertakes its own marketing plans. These plans are mainly special offers, media spend and digital marketing. Digital marketing spend is closely monitored, with the return on investment monitored in real-time. Programmatic marketing techniques are employed to target appropriate messages, offers and promotions to individuals, based on their browsing history and player history.

Customer Service

        SBG's contact centre is a core part of the operations and closely integrated within the business. The contact centre is available 24/7, giving customers the opportunity to ask questions, resolve problems, access promotions and access SBG's suite of safer gaming tools.

        Members of the contact team are highly trained to deal with customer requests and can answer requests across live chat, telephone, and email. The efficiency, speed and outcome of contacts are key performance metrics for the contact team. During fiscal 2017, the average customer satisfaction score (as measured through an exit survey ranking satisfaction from 1-10) was over 80%.

        Customer service is also important for SBG's Safer Gambling strategy. Risk flags are employed such that any higher risk customers are passed through to SBG's risk team, who receive additional training to deal with potentially risky behaviour.

Employees

        Since 2015, SBG has increased its workforce from 540 to over 1,400 to support its products, technology, compliance, marketing and international functions. As of March 31, 2018, SBG had 1,486 employees of which 1,471 were located in the UK and 15 were located internationally. 397 were members of the Betting division, 193 were members of the Gaming division, and 896 were a part of the central and head office functions ('Other' division).

        None of SBG's employees is covered by a collective bargaining agreement or represented by a labour organization. To date, SBG has not experienced a labour-related work stoppage.

Relationship with Sky

        With more than £6 billion in annual content acquisition and development, Sky is Europe's leading media and entertainment brand. According to WPP plc, Sky is the sixth most valuable UK brand and, according to Forbes, Sky Sports is the fourth most valuable sports brand. In addition to high brand recognition, Sky has built a large customer base in many European markets, with 16.3 million retail and wholesale subscribers in the first six months of the fiscal year ended June 30, 2018 in the UK and Ireland, 4.8 million in Italy and 5.3 million in Germany. Sky also has a presence in Austria, Spain and Switzerland.

        SBG considers its symbiotic relationship with Sky Sports a key strength, and it has developed a strong relationship of collaboration with Sky that SBG believes will continue to drive its value. In addition to commercial agreements, benefits of SBG's relationship with Sky include customer recognition of the Sky brand, integrated marketing campaigns and cross promotion across Sky Sports channels and platforms, as well as the free-to-play games operated by SBG and jointly promoted by SBG and Sky, which provides multiple customer touchpoints and lowers the cost of customer acquisition. SBG leverages Sky's entertainment heritage to appeal to a large mass-market customer base. SBG operates using the Sky brand in the UK, Ireland, Italy, Germany and Austria, with the opportunity to extend to other territories.

        SBG's commercial arrangements with Sky include a long-term commercial relationship providing digital exclusivity to SBG on the UK Sky Sports platforms and an advertising services agreement. Sky also agreed not to use the Sky brand or any of the licensed intellectual property in respect of betting or gaming, or to allow anyone else to, anywhere in the world. In the fiscal year ended June 30, 2017, SBG paid £40 million to Sky under its commercial agreements with Sky, £38.9 million of which was marketing spend and £1.1 million of which was technology spend.

        SBG's main commercial agreements with Sky are outlined below.

Brand License Agreement

        On March 19, 2015, SBG entered into a brand license agreement with Sky, Sky Plc, Sky International AG and Sky Italian Holdings SPA (the "Brand License"). The Brand License grants SBG exclusive rights over the names, domains and trademarks of its existing and future betting and gaming products and non-exclusive rights in connection with certain names and trademarks for non-regulated entertainment gaming activities. Such rights include exclusive use of the Sky Bet brand in connection with betting and gaming and is coupled with restrictions on Sky not to use the Sky brand in connection with betting and gaming. The Stars Group has secured certain limited rights to utilize the SBG brands in conjunction with the brands of The Stars Group in the approved territories where the use of the Sky brand is permitted.

These rights relate to the positioning of the SBG brands on websites, applications, emails and promotional materials which also feature the brands of The Stars Group.

        The license is initially limited to the UK, Ireland, Italy, Germany, Channel Islands and Isle of Man. Under the Brand License, SBG must seek Sky's prior written consent to expand into new jurisdictions. There is a presumption in favor of Sky giving consent, but Sky can refuse if: (i) betting or gaming is illegal or its status is uncertain or unregulated in the new jurisdiction; (ii) if use of licensed Sky marks in that jurisdiction is likely to be damaging to Sky's brand or, having appointed an independent public-opinion poll organization to obtain a representative view, Sky is able to evidence that more than 20% of the population would consider SBG's activities in the new jurisdiction offensive; (iii) expansion conflicts with a third-party right, which has been confirmed following an investigation and Sky and SBG have tried to resolve the conflict; (iv) there is a third-party restriction as a result of a previous trade mark dispute; and (v) where Sky has already licensed the Sky brand in that territory, granting the right to SBG must not cause material damage to Sky's relationship with that licensee. On entry into a new territory by SBG, where Sky has existing operations, there are processes and obligations (on a reasonable endeavours basis) for the parties to seek to agree commercial terms in that jurisdiction providing promotional and advertising rights substantially similar to the rights enjoyed by SBG in the UK and the Republic of Ireland under the Commercial Relationship Agreement and Advertising Services Agreement (each as defined and described below). The Stars Group and Sky have also agreed to enter into further discussions to seek to conclude commercial terms with respect to SBG's operations in Italy and Germany providing promotional and advertising rights which are similar to the rights enjoyed by SBG in the UK and the Republic of Ireland under the Commercial Relationship Agreement and the Advertising Services Agreement.

        The Brand License has an initial term of 25 years from March 19, 2015 and may be extended for any additional period if agreed between the parties. Sky possesses termination rights in respect of a specific country in the event that SBG (i) uses Sky's brand for non-licensed activities; (ii) fails to comply with certain brand protection provisions; (iii) suffers an insolvency event; (iv) loses the right to operation in the territory or part of it; (v) fails to pay the royalty on time; and (vi) on the occurrence of certain other restricted events. Under the Brand License, SBG is prohibited from entry into a Restricted Agreement with a Material Competitor or Inappropriate Party or transfer/sale to or with a Material Competitor or Inappropriate Party. A "Restricted Agreement" is an agreement with a Material Competitor or Inappropriate Party that would damage the value of Sky's IP or brand (other than in an immaterial manner), co-marketing or sponsorship agreement with a Material Competitor or Inappropriate Party that associates Sky's intellectual property with such a party or legal partnership or joint venture arrangement with a Material Competitor or Inappropriate Party. A "Material Competitor" is any Material Competitor of Sky or its affiliates as enumerated to SBG and The Stars Group and as updated from time to time subject to certain restrictions regarding entities involved in the betting and gaming sector. An "Inappropriate Party" means any person or entity where one third or more of its revenue is derived from the manufacture and/or sale of tobacco, armaments and/or pornographic material. There is no termination on a change of control of SBG, unless the acquirer is (i) an Inappropriate Party or (ii) a Material Competitor of Sky. On expiry, each party must use reasonable endeavours to agree an extended term. Post-termination or on expiry, Sky is not entitled to use the brand or grant any third party the right to use the brand for betting or gaming for five years from expiry and three years from the date of termination if Sky terminates. There is no such restriction on Sky if SBG terminates.

Commercial Relationship Agreement

        On March 19, 2015, SBG entered into a commercial relationship agreement with Sky (the "Commercial Relationship Agreement" or "CRA"), whereby Sky has appointed SBG as the exclusive partner of the Sky Group for betting and gaming activities on the Sky Sports platforms in the UK, Ireland, Channel Islands and Isle of Man, and both parties have agreed to continue to undertake certain marketing and cross-promotional activities on such platforms. Under the CRA, the parties have agreed to cooperate in good faith to maximize the value of their commercial relationships, including, but not limited to, their broadcasting relationship, free-to-play games, platforms relationship, joint initiatives and personality promotions. Both parties have also agreed to cooperate in good faith to identify and realize future opportunities to further enhance the mutual benefits that have been realized as a result of the promotional and marketing relationship between SBG and Sky. Future development initiatives will require additional and ongoing dedicated resources from both parties. The features of those initiatives and the parties' respective financial contribution to them is to be agreed on a case-by-case basis.

        The CRA includes an initial five year exclusivity period commencing on and from the date on which The Stars Group acquires SBG (with SBG's option to renew for an additional five year period) whereby Sky exclusively supplies to SBG in certain territories exposure across its platforms, including digital integration and inventory, promotional opportunities, screen space, access to personalities, personnel, assets and services and rights in relation to betting and gaming activities. The CRA also includes a non-exclusive broadcast advertising relationship, whereby Sky Bet will continue to pay for advertising going forward (as per its current practice).

        The CRA will continue in force until the expiry or termination of the Brand License for each territory. SBG and Sky are each responsible for their own costs incurred in connection with the CRA.

Advertising Agreement

        On March 19, 2015, SBG entered into an advertising services agreement with Sky (the "Advertising Agreement"). The Advertising Agreement sets out the contractual framework for the provision of advertising across all Sky platforms, consistent with the rights granted under the CRA. In the Advertising Agreement SBG commits to spending revenue with Sky, in return for which Sky agrees to procure for SBG the availability of advertising at certain discounts for fixed periods of time. If SBG fails to meet the minimum spend requirement, SBG forgoes any rights to the discount for that year.

        In respect of digital advertising, between January and March each year the parties agree digital advertising for the following year ended July 1. Digital advertising includes websites, mobile websites and other digital applications and services accessible to an end user on personal computers, mobile telephones, tablets and other handheld digital devices and on internet-enabled televisions. Under the Advertising Agreement, SBG also has the exclusive rights to advertize for betting and gaming on Sky Sports platforms until the expiration of the exclusivity period under the CRA, provided SBG's minimum qualifying spend is achieved. SBG has non-exclusive rights on other digital Sky platforms (i.e., non-sports). The agreements relating to digital advertising expire on the earlier of 25 years from commencement and when the CRA terminates or expires.

        Although the Advertising Agreement also covers airtime advertising, this part of the Agreement is set to expire on June 30, 2018. As envisaged in the Advertising Agreement, SBG has entered into good faith negotiations with Sky to agree new terms for the acquisition of airtime on an arm's length basis and expects to enter into a new arrangement prior to June 30, 2018.

        Sky is entitled to terminate the Advertising Agreement in whole or in part if SBG fails to observe or perform any of its obligations under the Advertising Agreement and, where such failure is capable of remedy, does not remedy such failure within 30 working days after being serviced notice to do so, provided that (i) Sky follows the notification procedures set out on the Advertising Agreement; (ii) Sky first follows the escalation procedure set out in the Advertising Agreement; and (iii) if applicable, the amount unpaid exceeds £500,000 for the relevant year.

        The Stars Group has also secured rights to utilize the benefits of the Advertising Agreement in relation to the promotion of the brands of The Stars Group in the UK and the Republic of Ireland in certain circumstances in substitution for the brands of SBG, subject to the prior approval of Sky.

Responsible Gambling

        SBG operates in a highly-regulated industry and views the safety and welfare of customers as critical to its business and has made significant investments into people and processes to identify and protect vulnerable customers. SBG has also positioned itself to serve customers that are predominantly low-spending, recreational and mass-market customers, who are typically lower risk. SBG believes that it also has strong regulatory relationships in this area, including with the Gambling Commission, the Independent Betting Adjudication Service and the European Sports Security Association, and SBG was the first online-only gaming company to join the Senet Group, an independent body set up to promote responsible gaming standards and ensure that the marketing of gaming is socially responsible.

        SBG's risk and responsibility team constantly monitors customers' behaviour, looking for signs of gaming related harm. Where SBG believes a customer could be at risk, direct action is taken to promote a range of tools to control and limit gaming. SBG has a higher level of oversight for younger customers (aged 18 to 24), including targeted and responsible gaming intervention monitoring and closer scrutiny of player behaviour. If SBG identifies a customer exhibiting signs of gaming related harm, SBG can take a variety of actions, including preventing the customer from receiving promotions and, in some cases, freezing the customer's account.

        SBG recognizes that gaming needs to be undertaken in a responsible way for it to remain an enjoyable and sustainable source of entertainment. SBG has invested significantly to ensure that SBG has the right people and processes in place to identify and protect vulnerable customers. Currently, SBG's 67-member risk and responsibility team monitors behaviour to look for customers at risk, leveraging the knowledge of highly trained staff as well as using indicator reports and data science modelling. SBG also has responsible gaming tools that customers can activate to help themselves limit and control their gaming. Going forward, SBG intends to continue to invest in its responsible and responsible gaming policies and tools, as well as advertise the tools it already has in place, in order to continue to promote safe and responsible gaming for its customers.

        Brand spend is increasingly being directed towards safer gaming messaging. During the early months of fiscal 2018, SBG rolled out a series of high profile television advertisements that highlight the accessibility and attraction of SBG's player control tools, such as the ability to set deposit limits, time-outs and self-exclusions.

        SBG benefits from its recreational and mass-market customer base, with over 80% of customers spending less than £250 per year with SBG during the fiscal year ended June 30, 2017. SBG provides high quality and simple tools for customers to control their gaming, and proactively uses data science and risk reports to monitor customer behaviour and intervene where appropriate. SBG promotes its safer gaming marketing to ensure customers are aware of the safe gaming tools and that there is support available.

Regulatory Overview

        Online betting and gaming services are subject to extensive governmental regulation wherever SBG has operations or customers. Regulatory authorities typically require operators to obtain and maintain various permits, licenses, findings of suitability and/or approvals. Such regulatory authorities also have discretion in granting, renewing and cancelling of licenses and require that such licenses be renewed periodically. See "Business of The Stars Group—Regulatory Environment", "Risk Factors—Risks Related to the Business of The Stars Group" and "Risk Factors—Risks Related to the Business of Sky Betting & Gaming".

        In the fiscal year ended June 30, 2017, SBG generated more than 99% of its revenue from customers in the licensed territories described above. SBG's customers interact with SBG pursuant to a licensed operation of SBG in the same country as the customer, other than those customers in Germany and

Austria and the remote gaming customers in Ireland (where only betting is a licensed business). SBG began offering its betting products in Germany and Austria in November 2017.

SBG's Licenses

        SBG offers sports betting, and gaming products and services. SBG is licensed and regulated by the Gambling Commission in Great Britain in respect of customers in the UK, the Irish National Excise Licence Office in respect of sports betting customers in Ireland, the ADM in respect of customers in Italy and the Alderney Gambling Control Commission ("AGCC") and the Maltese Authority in respect of customers outside of the UK, Italy and Ireland. SBG seeks to fully comply with the terms of the licenses in those jurisdictions in which SBG operates subject to license requirements.

United Kingdom

        For an overview of the regulatory framework in the UK, see "Business of The Stars Group—Regulatory Environment—Regulation of The Stars Group's Business—Local Licenses and Approvals—United Kingdom".

        SBG's customers in Great Britain are offered online gaming services under a license granted by the Gambling Commission to an SBG subsidiary.

        SBG has previously been to subject to regulatory investigation by the Gambling Commission in respect of SBG's systems and controls to restrict access to its products. See "SBG's systems and controls to restrict access to its products have failed previously and such systems and controls may not be adequate in the future." in "Risk Factors—Risks Related to the Business of Sky Betting & Gaming".

        The terms of SBG's gaming license in the UK require it to source all telecommunication services in respect of its gaming activities, including the supply of a telecommunications circuit and internet access service, from a licensed provider.

Alderney

        SBG holds Category 1 and Category 2 eGambling Licenses issued by the AGCC through a subsidiary Bonne Terre Limited. SBG uses these licenses to offer sports betting, virtual sports, bingo, casino games and poker to its online customers based in Gibraltar, the Isle of Man and the Channel Islands, as well as Ireland in respect of gaming only.

        SBG complies with the requirements of the AGCC with regards to safeguarding customers' money and reports to the relevant regulatory authority on a regular basis. The AGCC licenses held by SBG are not subject to an expiration date and remain valid so long as SBG operates in compliance with its license conditions and pays the appropriate fees.

Ireland

        For an overview of the regulatory framework in Ireland, see "Business of The Stars Group—Regulatory Environment—Regulation of The Stars Group's Business—Local Licenses and Approvals—Ireland."

        SBG holds a remote betting license under the Betting (Amendment) Act 2015 through its subsidiary Bonne Terre Limited. SBG's remote betting license is renewed on an annual basis pursuant to a straightforward renewal process. The license is next due for renewal on June 30, 2019 and was last renewed in June 2017.

        As described above, Ireland does not currently regulate remote gaming operators. Accordingly, as Irish gaming licenses are not available, SBG offers online gaming products to Irish residents pursuant to its Category 1 Alderney eGambling License.

Italy

        For an overview of the regulatory framework in Italy, see "Business of The Stars Group—Regulatory Environment—Regulation of The Stars Group's Business—Local Licenses and Approvals—Italy."

        SBG holds a remote gaming license (which covers gaming and sportsbook products) in Italy granted by the ADM through its subsidiary Hestview Limited. SBG's Italian remote gaming license expires on August 6, 2022 and is renewable at that time.

Malta

        For an overview of the regulatory framework in Malta, see "Business of The Stars Group—Regulatory Environment—Regulation of The Stars Group's Business—Local Licenses and Approvals—Malta."

        SBG holds a remote gaming license issued by the MGA through a subsidiary. SBG's MGA remote gaming license expires on August 6, 2022 and is renewable at that time.

Legal Proceedings and Regulatory Actions

        SBG has no ongoing legal proceedings or regulatory actions against it. During the nine months ended March 31, 2018 SBG reached a settlement with the UK Gambling Commission ("UKGC") in relation to responsible gambling matters as outlined below:

        On October 28, 2016, SBG informed the UKGC that it had carried out an internal review into its duplicate account verification process as it had become aware of a customer who had used the same first name and surname to open a duplicate account after having self-excluded. The individual used a different date of birth and postcode to open the duplicate account. SBG subsequently commenced a further review to determine the scale of fraudulent duplicate accounts and its investigation highlighted deficiencies in SBG's duplicate account verification processes, following which it has refunded almost half of the account balances identified. Following a detailed investigation, the UKGC provided SBG with a statement of fact on December 21, 2017 which described SBG's failures to adhere to social responsibility codes as they relate to self-exclusion requirements. SBG accepted the facts as set out by the UKGC and agreed to a regulatory settlement despite the majority of its customers using incorrect details in order to bypass the self-exclusion detection system.

        SBG's regulatory settlement with the UKGC was confirmed pursuant to a statement published by the UKGC on 28 March 2018. SBG's final settlement with the UKGC includes a payment in lieu of a financial penalty of £750,000 and payment of the UKGC's investigative costs of £16,700. In addition, SBG has contributed approximately £250,000 to the charity GambleAware, to use in the context of research relating to the causes of problem gambling and how this manifests itself in customer behaviour. SBG does not expect any further costs or settlements to be required in connection with the matter.

 MANAGEMENT

        The following table provides information regarding our executive officers, certain other senior management, and the members of the Board of Directors:

Name	Age	Position(s)
Rafael (Rafi) Ashkenazi	43	Director and Chief Executive Officer
Brian Kyle	53	Chief Financial Officer
Marlon D. Goldstein	44	Executive Vice-President & Chief Legal Officer and Secretary
Jerry Bowskill	53	Chief Technology Officer
Robin Chhabra	47	Chief Corporate Development Officer
Guy Nigel Templer	49	Chief Operating Officer
Divyesh (Dave) Gadhia	56	Executive Chairman of the Board
Alfred F. Hurley, Jr.	63	Lead Director
Harlan Goodson	71	Director
David Lazzarato	62	Director
Mary Turner	65	Director

        Rafael (Rafi) Ashkenazi currently serves as the Chief Executive Officer and a director of The Stars Group and is responsible for devising and implementing its business plan and strategies. Mr. Ashkenazi is also the Chief Executive Officer for The Stars Group's primary operating business, Stars Interactive Group, and is responsible for the performance and strategy of its offerings, including PokerStars and related brands. Mr. Ashkenazi, who initially joined Stars Interactive Group in January 2013 as Chief Operating Officer, is an experienced gaming industry executive who previously served as Chief Operating Officer of Playtech plc (LSE: PTEC), a global gaming software development company ("Playtech"), from January 2006 to January 2010 and then from September 2011 to January 2013, and as a member of the board of directors of Playtech from March 2006 to January 2010. From January 2010 to September 2011, Mr. Ashkenazi served as Vice President of Business Operations of Playtech. He was appointed Senior Vice President of Strategy for The Stars Group in April 2015, Chief Executive Officer of Stars Interactive Group in November 2015, Interim Chief Executive Officer of The Stars Group in March 2016 and then permanent Chief Executive Officer of The Stars Group in November 2016. Mr. Ashkenazi graduated with honors from Shenkar College in Israel where he earned a B.A. in Industrial Engineering.

        Brian Kyle joined The Stars Group in June 2017 and currently serves as its Chief Financial Officer. Mr. Kyle is accountable for all financial matters across The Stars Group and plays a key leadership role in advancing the company's strategic initiatives. He has more than 25 years of financial management experience with leading multinational technology companies. Prior to joining The Stars Group, Mr. Kyle held a number of senior executive financial roles, including as Chief Financial Officer at Pivot Technology Solutions, Inc. (TSX: PTG), a leading information technology infrastructure and services provider, from August 2016 to June 2017, Chief Financial Officer at D+H Corporation (TSX: DH), a global payments and lending technology provider, from June 2009 to August 2014, and Teranet Inc., a provider of integrated land-based information systems and software services, from May 2002 to May 2009. Following his role at D+H and prior to joining Pivot, Mr. Kyle was a partner and co-founder of ALSA Capital Ltd, a specialized asset management firm, from August 2014 to August 2016. Mr. Kyle is a member of the Chartered Professional Accountants of Ontario, holds an MBA from Queen's University School of Business and has an Honorary Doctorate in Laws from Assumption University.

        Marlon Goldstein joined The Stars Group in January 2014 and serves as its Executive Vice-President, Chief Legal Officer and Secretary. Prior to joining The Stars Group, Mr. Goldstein was a principal shareholder in the corporate and securities practice at the international law firm of Greenberg Traurig P.A., where he practiced as a lawyer from 2002 until 2014 (since 2006 as a shareholder). Mr. Goldstein's practice focused on corporate and securities matters, including mergers and acquisitions, securities offerings, and financing transactions. Mr. Goldstein was also the co-chair of the firm's Gaming Practice, a multi-disciplinary team of attorneys representing owners, operators and developers of gaming facilities, manufacturers and suppliers of gaming devices, investment banks and lenders in financing transactions, and Indian tribes in the development and financing of gaming facilities. Mr. Goldstein earned a B.B.A. with a concentration in accounting from Emory University in Atlanta, Georgia in 1996 and a J.D. from the University of Florida, Levin College of Law in Gainesville, Florida in 1999.

        Dr. Jerry Bowskill joined The Stars Group in June 2017 and currently serves as its Chief Technology Officer. Dr. Bowskill is responsible for the overall technology performance and strategy of the business. Immediately prior to joining The Stars Group, Dr. Bowskill was a technology consultant for Partis Solutions, a global leader in the provision of corporate services to the interactive gaming industry from January 2017 to June 2017. Prior to that, Dr. Bowskill was the Chief Technology Officer of TouchTunes Interactive Networks, the largest in-venue interactive music and entertainment platform, from September 2015 to November 2016. From May 2012 to September 2015, Dr. Bowskill served in a variety of roles at Scientific Games, a leading developer of technology-based product offerings and associated content for worldwide gaming and lottery markets, including as its Chief Architect and as a founding stakeholder and the Chief Technology Officer of SG Interactive, the Internet product division of Scientific Games. Prior to Scientific Games, Dr. Bowskill was the Technology and Solutions Director at Playtech following its acquisition of Gaming Technology Solutions in 2009, where he was a co-founder and served as the Director of Technology and Division Chief Executive Officer while the company created a leading open-platform based online gaming development ecosystem. Dr. Bowskill began his professional career as a research scientist, holding several roles within British Telecom's advanced applications & technology research group. As a researcher, he authored over 40 academic publications and was a research associate, investigating wearable and contextual computing, at the Massachusetts Institute of Technology's "Media Lab." Dr. Bowskill has a BSc (Honours) degree in Microelectronics and Information Processing and a Ph.D in image processing, each from the University of Brighton in the UK.

        Mr. Robin Chhabra joined The Stars Group in September 2017 and currently serves as its Chief Corporate Development Officer, where he is responsible for leading and overseeing The Stars Group's corporate development function. Mr. Chhabra is an experienced online gaming executive, who most recently served as Group Director of Strategy and Corporate Development for William Hill since May 2010, and as Director of Corporate Development for Inspired Gaming Group plc (later merged with Inspired Entertainment, Inc. (Nasdaq: INSE)) from 2006 to 2009. Prior to that, Mr. Chhabra spent 12 years in various executive roles at major financial, consultancy and auditing firms, including Evolution Securities (later acquired by Investec plc (LSE: INVP)), Dresdner Kleinwort Wasserstein Securities LLC (now part of Commerzbank), Andersen Business Consulting and PricewaterhouseCoopers. Mr. Chhabra earned a BSc (Econ.) degree from London School of Economics and Political Science in 1993.

        Mr. Guy Nigel Templer has been Chief Operating Officer of Stars Interactive Group since December 21, 2016. Guy joined Stars Interactive Group in 2011 and held various senior positions within Stars Interactive Group, being appointed Chief Strategy Officer in March 2016 prior to his appointment as COO. Prior to working with Stars Interactive Group, Mr. Templer served as Chief Operating Officer and Board Director of NetPlay TV plc from April 23, 2010 to March 31, 2011. Mr. Templer served as Commercial Director of Two Way Media Limited since 2003 and Managing Director of its subsidiary Two Way Gaming Limited (since 2008). He has over ten years of experience in the gaming industry. Prior to working with Two Way, he ran an internet company after starting his career in management consultancy in the public sector. Mr. Templer joined PokerStars in 2011 as Director of Business Development and has directed key initiatives including PokerStars' re-entry into the U.S. market; the launches of the casino and sportsbook verticals; and the local licensing of the company's brands across Europe. The regulatory work has established the company as the leading advocate for online poker regulation and the most-licensed online gaming operator in the world. He has an MBA from Cranfield School of Management, an MSc from Bath University and a degree in Psychology from Bristol University.

        Divyesh (Dave) Gadhia is the Executive Chairman of The Stars Group's Board. Mr. Gadhia is and has been the President of Atiga Investments Inc., an investment firm focused on consumer products, since 2010. He served as the Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited from 1992 until 2010, where he was responsible for strategic initiatives, regulatory matters and governmental relations. He has served as a director of a number of other private and public companies, as well as charities, including a director of the Canadian Gaming Association from 2005 to 2010, a director of Gateway Casinos & Entertainment Limited from 1999 to 2007, and a director of Trian Equities from 1994 to 1999. In 2009, Mr. Gadhia was awarded the Canadian Gaming News Outstanding Achievement Award and was previously awarded the Business in Vancouver's Top 40 Under 40 Award. Mr. Gadhia is a Chartered Public Accountant, a member of the Institute of Corporate Directors and holds a business degree from Simon Fraser University.

        Mr. David Lazzarato is a current director and Chairman of the Audit Committee, and is a media and broadcast industry consultant who assists companies in the areas of strategy development, mergers and acquisitions and financing. He served as a member of the board of directors and chair of the audit committee at Yellow Pages Limited (TSX:Y) between December 2012 and May 2018. He was Senior Vice President, Finance at Bell Canada in 2010 and 2011. From 2009 until 2013, Mr. Lazzarato served on the board of directors and was the chair of the audit committee of LED Roadway Lighting and from 2004 to 2013, he was vice chair of the Trillium Health Centre Foundation. In 2008, Mr. Lazzarato was Chief Executive Officer of Craig Wireless Systems. Prior to joining Craig Wireless Systems, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Alliance Atlantis Communications Inc. and Chairman of Motion Picture Distribution from 2005 to 2007. From 1999 to 2004, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and was Chief Corporate Officer of MTS Allstream Inc. in 2004. Mr. Lazzarato is past Chair of the McMaster University Board of Governors and of the Council of Chairs of Ontario Universities. Mr. Lazzarato earned a Bachelor of Commerce degree from McMaster University and is a Chartered Accountant, having received the FCA designation from the Ontario Institute of Chartered Accountants in 2006. Mr. Lazzarato received the ICD.D certification from the Institute of Corporate Directors in 2008 and has also completed the Senior Executive Program at the Massachusetts Institute of Technology.

        Mr. Alfred F. Hurley is the Lead Director, the Chairman of the Corporate Governance, Nominating and Compensation Committee, a member of the Audit Committee and has been a director of New Mountain Finance Corporation, a NYSE-listed business development company ("NMFC"), since 2010. He is the Chairman of NMFC's Nomination and Governance and Compensation Committees and a member of its Audit and Valuation Committees. Mr. Hurley has also been a director of Merrill Corporation, which is a privately held company that provides outsourced solutions for complex, regulated and confidential business information since 2013. He serves as Chairman of Merrill's Compensation and Governance and Human Resources Committee and as a member of the Audit Committee. He has also been the Fortress Voting Proxy to, a member of the Board of Managers, and a member of the Audit Committee of Ligado Networks Corporation, a privately held company ("Ligado"), since December 2017. Ligado is a satellite communications company that is developing a satellite-terrestrial network. Mr. Hurley is also the sole member of a consulting business, Alfred F. Hurley, Jr. & Company, LLC, which he started in 2014. He previously was Vice Chairman of Emigrant Bank and Emigrant Bancorp (collectively, the "Bank") from 2007 and 2009, respectively, to December 2012, and was a consultant at the Bank during 2013. His responsibilities at the Bank included advising the Bank's Chief Executive Officer on strategic planning, acquisitions and divestitures, asset/liability management, on-line banking and new products. In addition, he was Chairman of the Bank's Credit and Risk Management Committee from November 2008 to January 2012 and the Bank's acting Chief Risk Officer from January 2009 until January 2012. Before joining the Bank, Mr. Hurley was the Chief Executive Officer of M. Safra & Co., a private money management firm, from 2004 to 2007. Prior to joining M. Safra & Co., Mr. Hurley worked at Merrill Lynch ("ML") from 1976 to 2004. His latest management positions prior to his departure included serving as Senior Vice President of ML & Co. and Head of Global Private Equity Investing, Managing Director and

Head of Japan Investment Banking and Capital Markets, Managing Director and Co-Head of the Global Manufacturing and Services Group, and Managing Director and Head of the Global Automotive, Aerospace, and Transportation Group. As part of his management duties, he was a member of the Corporate and Institutional Client Group ("CICG") Executive Committee which had global responsibility for ML's equity, debt, investment banking and private equity businesses, a member of the Japan CICG Executive Committee, and a member of the Global Investment Banking Management and Operating Group Committees. Mr. Hurley graduated from Princeton University with an A.B. in History, cum laude.

        Mr. Harlan Goodson is a current director and member of the Corporate Governance, Nominating and Compensation Committee, and served as a member of the Audit Committee until June 2017, and served as the Director of California's Division of Gambling Control from 1999 to 2003, during which he led the implementation of California's Tribal-State Class III gaming compacts. Prior to forming his own law practice, The Law Office of Harlan W. Goodson, in Sacramento, California, Mr. Goodson was with the national law firm of Holland and Knight, LLP for four years where his practice concentrated on Gaming Law and Gaming Regulation and Governmental Affairs. Mr. Goodson's biography was published in the 2000 edition of Who's Who in American Law and in 2002, his work gained him international distinction when he was the recipient of the International Masters of Gaming Law inaugural Regulator of the Year award in 2001. Prior to being appointed to the position of Director of California's Division of Gambling Control, Mr. Goodson worked in the California State Senate as a legislative consultant for Senator Bill Lockyer from 1994 to 1999. While serving as a consultant in the state legislature, Mr. Goodson drafted legislation in the areas of criminal law, correctional law, juvenile law and insurance law. Since 1996, Mr. Goodson has been an adjunct law professor teaching classes on the legislative process and statutory interpretation at John F. Kennedy University, School of Law. He has been a national speaker at conferences, symposia, law schools and before governmental bodies on the subjects of gaming regulation, Tribal government gaming, and Tribal-State relations. Mr. Goodson is a member of the California State Bar, the International Masters of Gaming Law and the International Association of Gaming Advisors. In 2007, Mr. Goodson also served as a Judge Pro Tempore for the Superior Court in Sacramento, California. Mr. Goodson has also been listed in America's Best Lawyers annually since 2005 and was selected by his peers as the Northern California 2012 Attorney of the Year for Gaming Law. Mr. Goodson graduated with a Bachelor of Arts from Golden Gate University and a Juris Doctor from the John F. Kennedy School of Law.

        Ms. Mary Turner is a current director, a member of the Corporate Governance, Nominating and Compensation Committee and a member of the Audit Committee. Ms. Turner served as President and Chief Executive Officer and board member of Canadian Tire Bank, a subsidiary of Canadian Tire Corporation (TSX: CTC), from 2012 until her retirement in 2016. She has over 25 years of experience in financial services, payments, customer service, credit risk management, enterprise risk management, operations, finance and information technology at Canadian Tire. Prior to joining Canadian Tire, Ms. Turner was a partner at Deloitte & Touche (now Deloitte LLP) in Toronto from 1985 to 1992. Throughout her career, Ms. Turner has been a member of several boards of directors, including Mackenzie Financial Corporation, a subsidiary of IGM Financial Inc. (TSX: IGM), where she is a member of the Fund Oversight Committee. She also currently serves on the boards of directors of YMCA Canada, where she is a member of its Governance Committee, Niagara College, where she chairs its New Member Search Committee and is a member of its Audit Committee, Canadian Tire Jumpstart Charities, where she chairs its Audit Committee, and the 2021 Canada Games Host Society. Ms. Turner has an honours B.Sc and is a graduate of the Chartered Director Program at McMaster University. She is a Chartered Accountant and received the FCA designation from the Ontario Institute of Chartered Accountants in 2003.

        The Stars Group management team also includes Bo Wanghammar, Managing Director of Casino, Andrew Lee, Managing Director, BetStars and Gino Appiotti, Managing Director, Poker. Prior to joining The Stars Group, these individuals worked for various companies, including Mr. Green & Co., bwin.party Digital Entertainment, WorldRemit, William Hill and PepsiCo.

        The management team of CrownBet includes Matthew Tripp, Chief Executive Officer, Nick Tyshing, Chief Operating Officer, Ed Owens, Chief Marketing Officer, Andrew Menz, General Counsel and Mark Gay, Chief Technology Officer.

SELECTED PRO FORMA FINANCIAL INFORMATION

        Set forth below is certain selected historical pro forma financial information of The Stars Group Inc. for the periods indicated below. The following selected unaudited pro forma condensed consolidated financial information for the three months ended March 31, 2018 and for the year ended December 31, 2017 has been derived from the unaudited pro forma condensed consolidated financial statements of the Company appearing elsewhere in this Prospectus Supplement, and gives effect to the following transactions: (i) the Acquisition, (ii) the incurrence of indebtedness under the Senior Credit Facilities, (iii) the incurrence of indebtedness under the Senior Notes under the Notes Offering, (iv) this Offering and (v) the repayment of the Existing Credit Facilities and certain outstanding indebtedness of SBD, as if they had occurred on January 1, 2017 and March 31, 2018. Such selected historical pro forma condensed pro forma information should be read in conjunction with "Summary Financial Information", as well as the unaudited pro forma condensed consolidated financial statements of The Stars Group beginning on page F-190 of this Prospectus Supplement, including the notes thereto beginning on page F-194 of this Prospectus Supplement.

Unaudited pro forma condensed consolidated statement of earnings (loss)

(in thousands of U.S. dollars except per share amounts)	For the three months ended March 31, 2018	For the Year ended December 31, 2017	For the Twelve months ended March 31, 2018
Revenues	611,942	2,116,476	2,245,785

Expenses
Selling	132,645	409,883	442,515
General and administrative	278,606	1,012,311	1,060,741
Financial	93,242	350,367	360,365
Gaming duty	85,650	266,150	288,415
Acquisition-related costs	3,545	—	3,545

Total expenses	593,688	2,038,711	2,155,581

Gain from investments	1,023	34,524	35,112
Net loss from associates	—	(2,569)	(2,569)

Net earnings before income taxes	19,277	109,720	122,747
Income taxes	4,441	35,434	42,934

Net earnings	14,836	74,286	79,813

Net earnings attributable to:
Shareholders of The Stars Group Inc.	15,926	74,232	81,191
Non-controlling interest	(1,090)	54	(1,378)

Net earnings	14,836	74,286	79,813

Basic earnings per common share	$0.08	$0.37	$0.41
Diluted earnings per common share	$0.06	$0.29	$0.31

 SELECTED HISTORICAL FINANCIAL INFORMATION OF THE STARS GROUP

        Set forth below is certain selected historical condensed consolidated financial information of The Stars Group for the periods and as of the dates indicated. We have derived our consolidated financial information as at and for the years ended December 31, 2015, 2016 and 2017 from our audited consolidated financial statements, which are included or incorporated by reference in this Prospectus Supplement, and have derived our consolidated financial information as at and for the three month periods ended March 31, 2017 and 2018 from our unaudited interim condensed consolidated financial statements, which are included in this Prospectus Supplement. Such selected historical condensed consolidated financial information should be read in conjunction with "Summary Financial Information" and "Management's Discussion and Analysis of The Stars Group", as well as the historical consolidated financial statements of The Stars Group included and incorporated by reference in this Prospectus Supplement.

        In the 2017 Annual Financial Statements incorporated by reference herein, The Stars Group reclassified certain items within its consolidated statements of earnings for the year ended December 31, 2016 to conform to the presentation adopted for the year ended December 31, 2017. No reclassifications have been made to the consolidated statement of earnings information for the year ended December 31, 2015, accordingly, information for such period is not directly comparable with that for subsequent periods.

Consolidated Statement of Earnings

	Year ended December 31			Three months ended March 31
	2015	2016	2017	2017	2018
$000's
Revenues	1,072,320	1,155,247	1,312,315	317,320	392,891

Expenses
Selling	166,557	162,785	192,709	43,051	61,297
General and administrative	567,422	585,123	571,258	131,141	161,395
Financial	197,226	138,299	163,039	40,589	45,015
Gaming duty	139,197	113,102	130,771	34,533	42,952
Acquisition-related costs	495	199	—	—	7,739

Total expenses	1,070,897	999,508	1,057,777	249,314	318,398

Gain on sale of subsidiary	4,352	—	—	—	—
Gain (loss) from investments	(10,626)	(19,278)	34,524	435	1,023
Net (loss) earnings from associates	(727)	623	(2,569)	—	—
Gain on settlement of deferred consideration	—	2,466	—	—	—
Net earnings/(loss) from continuing operations before income taxes	(5,578)	139,550	286,493	68,441	75,516
Income taxes	14,441	4,000	27,208	2,688	1,155

Net earnings/(loss) from continuing operations	(20,019)	135,550	259,285	65,753	74,361

Net earnings from discontinued operations (net of tax)	230,281	—	—	—	—

Net earnings (loss) attributable to:
Shareholders of The Stars Group Inc.	210,656	136,144	259,231	65,411	75,451
Non-controlling interest	(394)	(594)	54	342	(1,090)

Net earnings	210,262	135,550	259,285	65,753	74,361

Consolidated cash flow statement data

	Year ended December 31			Three months ended March 31
	2015	2016	2017	2017	2018
Net cash from operating activities	362,710	349,936	494,600	95,547	132,069
Net cash from/(used in) investing activities	370,653	28,871	174,850	(2,915)	(103,837)
Net cash used in financing activities	(807,200)	(375,586)	(443,802)	(112,642)	(27,819)
Increase (decrease) in cash and cash equivalents	(73,837)	3,221	225,648	(20,010)	413
Cash and cash equivalents (beginning of period)	366,738	274,359	267,684	267,684	510,323
Cash and cash equivalents (end of period)	274,359	267,684	510,323	247,409	512,586

Consolidated statement of financial position data

	As at December 31
	2015	2016	2017
Cash and cash equivalents (operational)	70,884	129,459	283,225
Accounts receivable	71,642	81,557	100,409
Goodwill and intangible assets	4,701,354	4,588,572	4,477,350
Property and equipment	47,092	40,800	44,837
Total Assets	5,643,547	5,462,475	5,415,126
Current liabilities	771,647	848,168	602,474
Long-term debt and current maturity of long-term debt	2,469,427	2,428,579	2,358,569
Total liabilities	3,263,641	3,260,747	3,111,695

 SELECTED HISTORICAL FINANCIAL INFORMATION OF SKY BETTING & GAMING

        Set forth below is certain selected historical condensed consolidated financial information of SBG for the periods and as of the dates indicated. SBG has derived its consolidated financial information as at and for the years ended June 30, 2016 and 2015 from its audited consolidated financial statements, which are included in this Prospectus Supplement, and have derived its consolidated financial information as at and for the nine month periods ended March 31, 2017 and 2018 from its unaudited interim condensed consolidated financial statements, which are included in this Prospectus Supplement. Such selected historical condensed consolidated financial information should be read in conjunction with "Summary Financial Information" and "Management's Discussion and Analysis of Sky Betting & Gaming," as well as the historical consolidated financial statements of SBG included in this Prospectus Supplement.

Consolidated statement of comprehensive income data

	Year ended June 30		Nine months ended March 31
(£ millions)	2016	2017	2017	2018
Revenue	373.6	515.8	363.7	496.2
Cost of sales	(110.5)	(140.2)	(98.8)	(124.4)

Gross profit	263.1	375.6	264.9	371.8
Operating expenses	(219.7)	(307.0)	(224.0)	(270.6)

Operating profit	43.4	68.6	40.9	101.2
Revaluation on financial instruments (fair value)	(10.7)	(2.5)	(2.6)	2.7
Investment income	0.4	1.7	1.2	1.0
Finance costs	(70.9)	(70.8)	(52.4)	(70.2)

Profit/(loss) before tax	(37.8)	(3.0)	(12.9)	34.7
Tax (expense)/credit	4.3	(3.0)	0.2	(19.8)

Profit/(loss) attributable to equity shareholders	(33.5)	(6.0)	(12.7)	14.9
Other comprehensive income/(loss), net of tax	(0.2)	(1.1)	(1.2)	3.5

Total comprehensive income/(loss) attributable to equity shareholders	(33.7)	(7.1)	(13.9)	18.4

Consolidated cash flow statement data

	Year ended June 30		Nine months ended March 31
(£ millions)	2016	2017	2017	2018
Net cash from operating activities	123.9	141.8	110.8	162.0
Net cash (used in)/from investing activities	(51.6)	(32.5)	(27.5)	5.7
Net cash used in financing activities	(23.3)	(106.9)	(20.2)	(100.2)
Net increase in cash and cash equivalents	49.0	2.4	63.1	67.5
Cash and cash equivalents (beginning of period)	71.4	120.4	120.4	122.8

Cash and cash equivalents (end of period)	120.4	122.8	183.5	190.3

Consolidated statement of financial position data

	As at June 30		As at March 31
(£ millions)	2016	2017	2018
Cash and cash equivalents	120.4	122.8	190.3
Trade and other receivables	13.2	16.4	21.0
Goodwill	320.5	320.0	320.0
Intangible assets	515.2	465.1	428.1
Property, plant and equipment	7.8	13.2	13.3
Total assets	998.9	959.1	972.7
Current liabilities	(121.0)	(137.2)	(178.8)
Borrowings	(827.0)	(792.4)	(1,277.1)
Total liabilities	(1,045.3)	(1,011.8)	(1,547.3)

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STARS GROUP

        The following discussion and analysis of our results of operations and financial condition covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of historical periods does not reflect the impact that the Transactions will have on The Stars Group. You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and related notes and the information presented in the sections entitled "Selected Historical Financial Information of The Stars Group" and "Unaudited Pro Forma Condensed Consolidated Financial Data" appearing elsewhere in this Prospectus Supplement. This discussion contains forward-looking statements that involve numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this Prospectus Supplement. Actual results may differ materially from those contained in any forward-looking statements.

Key Metrics

        The Stars Group reviews a number of metrics, including those key metrics set forth below, to evaluate its business, measure performance, identify trends, formulate business plans and make strategic decisions. Although management may have provided other key metrics in the past, it continues to review and assess the importance, completeness and accuracy of such metrics as it relates to its evaluation of The Stars Group's business, performance and trends affecting the same. This includes, without limitation, customer engagement, gameplay, depositing activity and various other customer trends, particularly following the introduction of certain previously announced improvements in the poker ecosystem to benefit and attract recreational customers and reduce incentives for high-volume, net-withdrawing customers, the introduction of certain customer acquisition initiatives, and The Stars Group's expansion in real-money online casino and sportsbook. As such, management may determine that particular metrics that may have been presented in the past may no longer be helpful or relevant to understanding The Stars Group's current and future business, performance or trends affecting the same. As a result, such historic metrics may be replaced, redefined or clarified, or new or alternative metrics may be introduced. For each applicable period, management intends to provide key metrics that it believes may be the most helpful and relevant to provide a complete and accurate understanding of The Stars Group's business, performance and trends affecting the same, in each case taking into account, among other things, the development of its product offerings, loyalty programs, customer acquisition efforts, and expansion in new markets and verticals. For additional information on how The Stars Group calculates its key metrics and factors that can affect such metrics, see "Cautionary Note Regarding Use of Non-GAAP Measures."

        With respect to QAUs and QNY (as defined below), The Stars Group provides applicable trend information for each of the quarterly periods since the first quarter of 2015, and with respect to Net Deposits, it provides applicable trend information for each of the quarterly periods since the first quarter of 2016. The Stars Group believes that readers should consider QAUs, QNY and Net Deposits together as customer growth and monetization trends reflected in such metrics are key factors that affect The Stars Group's revenues.

        To ensure consistency in The Stars Group's key metrics for the three months ended March 31, 2018 presented in this management's discussion and analysis, it has excluded all QAUs and Net Deposits related to CrownBet, and has excluded CrownBet revenues from QNY.

  Quarterly Real-Money Active Uniques

        The Stars Group defines QAUs as active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with The Stars Group at any time, and (ii) generated real-money rake or placed a real-money bet or wager on or through one of The Stars Group's real-money online poker, casino or sportsbook offerings during the applicable quarterly period. The Stars Group defines unique as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (poker, casino and/or sportsbook). The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by The Stars Group into such customers' previously funded accounts as promotions to increase their lifetime value. QAUs are a measure of the player liquidity on The Stars Group's real-money poker product offerings and level of gameplay on all its real-money product offerings, collectively. Trends in QAUs affect revenue and financial results by influencing the volume of gameplay, The Stars Group's product offerings, and its expenses and capital expenditures. QAUs are disclosed below on a combined basis for The Stars Group's real-money online gaming brands.

        During the three months ended March 31, 2018, The Stars Group had 2.24 million combined QAUs, which represents a decrease of 4.6% over the first quarter of 2017. The Stars Group believes that the decrease when compared to the first quarter of 2017 was primarily the result of (i) The Stars Group's strategy of focusing on positive return customer relationship management ("CRM") initiatives to attract high-value, net-depositing customers (primarily recreational players) which has resulted, and may continue to result, in a decrease in certain lower value customers, (ii) the cessation of online poker operations in Australia and Colombia, and (iii) a normalization in Portugal as compared to the prior year following the relaunch of real-money online poker and casino in that jurisdiction. Partially offsetting the foregoing, The Stars Group's QAUs were positively impacted by the growth and expansion of The Stars Group's real-money online sportsbook product offering. Historically, QAUs have generally been higher in the first and fourth fiscal quarters. For a description of seasonal trends and other factors, see "—Summary of Quarterly Results" below.

        The Stars Group has faced and may continue to face challenges in increasing the size of its active customer base due to, among other things, competition from alternative product offerings, high-volume, net-withdrawing customers who detract from the overall poker ecosystem and discourage recreational customers, the use of certain sophisticated technologies that may provide an artificial competitive advantage for certain customers over others, and past and potential future weakness in global currencies against the U.S. dollar, which decreases the purchasing power of The Stars Group's global customer base as the U.S. dollar is the primary currency of gameplay on The Stars Group's product offerings. Notwithstanding, The Stars Group intends to grow its customer base, reactivate dormant users and retain existing customers by, among other things, continuing to introduce improvements in the poker ecosystem to benefit recreational players, expanding the product depth of its casino offering, improving the user interface and user experience of its sportsbook, investing in CRM initiatives, demonstrating the superiority of its product offerings, improving the effectiveness of its marketing and promotional efforts, expanding the availability of its offerings geographically and continuing to introduce new and innovative products, features and enhancements. See also "Business of The Stars Group—Online Poker", "—Online Casino and Sportsbook" and "—Business Strategy of The Stars Group". To the extent the growth of or growth rate in The Stars Group's customer base declines, The Stars Group's revenue growth will become increasingly dependent on its ability to increase levels of customer monetization.

  Quarterly Net Yield

        The Stars Group defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues that are included in Other Gaming revenues) for its two product lines (i.e., poker and casino & sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. QNY is a non-GAAP measure. For a reconciliation of the numerator of QNY to the nearest IFRS measure, see below. For other important information on The Stars Group's non-GAAP measures, see "Cautionary Note Regarding Use of Non-GAAP Measures" and the information under "Summary Financial Information." The Stars Group also provides QNY on a constant currency basis. For information on The Stars Group's constant currency revenues, see "—Discussion of Operations—Foreign Exchange Impact on Revenue" for each of the years ended December 31, 2017, 2016 and 2015, and the three months ended March 31, 2018 and 2017. Trends in QNY are a measure of growth as The Stars Group continues to expand its core real-money online poker offerings and real-money online casino and sportsbook offerings. In addition, the trends in The Stars Group's ability to generate revenue on a per customer basis across its real-money online gaming offerings are reflected in QNY and are key factors that affect The Stars Group's revenue.

        During the three months ended March 31, 2018, The Stars Group's QNY was $165, which represents an increase of 26.7% from the prior year period. The growth in QNY was primarily the result of (i) the implementation of the Stars Rewards loyalty program and continued focus on high-value, net-depositing customers (primarily recreational players), (ii) positive impacts of foreign exchange fluctuations, (iii) The Stars Group's strategy of focusing on positive return CRM initiatives to attract such customers which has resulted, and may continue to result, in a decrease in certain lower value customers, (iv) the introduction of shared poker liquidity in France and Spain and (v) continued development of the casino and sportsbook product offerings, including through additional third-party slots under the PokerStars Casino brand and improvement of the user experience and user interface under the BetStars brand. During the three months ended March 31, 2018, The Stars Group's constant currency QNY was $155, which represents an increase of 18.7% from the prior year period. The growth in constant currency QNY was driven primarily by the same factors mentioned above.

        There are many variables that impact the monetization of The Stars Group's product offerings through QNY, including the rake and fees charged in real-money online poker, the amounts wagered and gross win margins (i.e., the percentage of wagers retained by The Stars Group) in real-money online casino and sportsbook, the amount of time customers play on its product offerings, offsets to gross gaming revenue for loyalty program rebates, rewards, bonuses, and promotions, VAT in certain jurisdictions, and the amount The Stars Group spends on advertising and other expenses. The Stars Group currently intends to increase QNY in future periods by, among other things, (i) continuing to introduce new and innovative product offerings and other initiatives to enhance and optimize the customer experience and increase customer engagement, including through CRM initiatives to attract and retain high-value customers (primarily recreational players), (ii) capitalizing on its existing online poker platforms and offerings, which provides customers with the highest level of player liquidity globally, (iii) cross-selling its online poker, casino and sportsbook offerings to both existing and new customers and (iv) continuing to expand and improve its online casino and sportsbook offerings, including through the addition of new product offerings and new geographies, and through acquisitions and strategic transactions. See also "Business of The Stars Group—Online Poker", "—Online Casino and Sportsbook" and "—Business Strategy of The Stars Group".

        The tables below present reconciliations of the numerator of QNY (i.e., poker and casino & sportsbook) to the nearest IFRS measure (i.e., revenue) as reported for the applicable period. Unless otherwise noted, any deviation in the reconciliations below to measures presented herein may be the result of immaterial adjustments made in later periods due to certain accounting reallocations.

$000's	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016
Revenue	259,500	247,327	293,201	288,518	285,762	270,681
Corporate	(392)	(225)	(471)	(59)	(46)	—
Other Gaming Revenue	(11,562)	(9,729)	(13,419)	(11,971)	(10,479)	(9,632)

Poker and Casino & Sportsbook (excluding CrownBet revenue)	247,546	237,373	279,311	276,488	275,237	261,049

$000's	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
Revenue	310,286	317,320	305,305	329,443	360,247	392,891
Corporate	(3)	(22)	(92)	(213)	(358)	(294)
Other Gaming Revenue	(12,884)	(11,854)	(12,762)	(12,675)	(13,031)	(12,209)

Poker and Casino & Sportsbook (including CrownBet revenue)	297,399	305,444	292,451	316,555	346,858	380,388

CrownBet revenue	—	—	—	—	—	11,124
Poker and Casino & Sportsbook (excluding CrownBet revenue)	297,399	305,444	292,451	316,555	346,858	369,264

  Net Deposits

        The Stars Group defines Net Deposits as the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into The Stars Group's play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by The Stars Group into such customers' previously funded accounts as promotions to increase their lifetime value. Net

Deposits are closely correlated to The Stars Group's reported net gaming revenue. Some or all of such deposits eventually become revenue if and when the deposits enter the online poker, casino or sportsbook ecosystems through applicable rake, tournament fees or wagering. Trends in Net Deposits are used by management to gauge expected revenue performance across The Stars Group's current online real-money gaming offerings (i.e., poker and casino & sportsbook) and are considered by management when making decisions with respect to changes to any such offering, including but not limited to, the recent and continuing changes to The Stars Group's online poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players). Net Deposits are not, and should not be considered, representative of revenue bookings or deferred revenues.

        During the three months ended March 31, 2018, Net Deposits were $353.4 million, which represents an increase of 25.9% over the prior year period. The increase in Net Deposits was due to growth, in absolute terms, of gross deposits, or transfers of funds made by customers into their real-money online accounts, surpassing growth in withdrawals, or transfers of funds by such customers from such accounts. The Stars Group believes that the increase was primarily driven by the implementation of the Stars Rewards loyalty program and continued focus on high-value customers (primarily recreational players), positive impacts from foreign exchange fluctuations, continued development of the casino and sportsbook product offerings, including through additional third-party slot games under the PokerStars Casino brand and improvement of the user experience and user interface under the BetStars brand.

        As with QAUs and QNY, there are many variables that impact Net Deposits, most of which are substantially similar to those noted above impacting the monetization of The Stars Group's product offerings as evidenced through QNY. In addition, there are certain factors that have impacted, and may in the future impact, Net Deposits that are not indicative of the performance or underlying health of The Stars Group's business. For example, as it relates to online poker and following the implementation of certain previously disclosed changes to the poker ecosystem, the movement in customer real-money account balances (i.e., customer deposits on the consolidated statements of financial position) by high-volume, net-withdrawing customers (primarily professional or highly experienced players) has reduced, and may continue to reduce, Net Deposits as a result of increased withdrawals by such customers, but The Stars Group believes that such movements will ultimately create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings, which in turn may lead to increased Net Deposits. The Stars Group believes that the funds in the accounts of the high-volume, net-withdrawing customers are generally not additive to the overall poker ecosystem or to The Stars Group's revenues as such customers generally use only a small portion of them to bet or wager. In the first and second quarters of 2016, following the initial implementation of such changes to the poker ecosystem, including changes to its then-effective VIP program, The Stars Group experienced significant movements in customer real-money account balances resulting from increased withdrawals by high-volume, net-withdrawing customers. As The Stars Group continues to make adjustments and improvements to its product offerings, it expects that such customers may continue to withdraw at greater rates and amounts immediately following such adjustments and improvements, which would impact Net Deposits accordingly.

        For other factors that may cause Net Deposits to fluctuate, "—Liquidity and Capital Resources—Market Risk" below, "Risk Factors—Risks Related to the Business of The Stars Group" and "Business of The Stars Group—Seasonality and Other Factors Impacting the Business".

Discussion of Operations

Comparison of the Three Months Ended March 31, 2018 and 2017

  Revenue

	Three Months Ended March 31,
$000's except percentage amounts	2018	2017	Variance	% Change
Revenue	392,891	317,320	75,571	23.8%
Selling	61,297	43,051	18,246	42.4%
General and administrative	161,395	131,141	30,254	23.1%
Financial	45,015	40,589	4,426	10.9%
Gaming duty	42,952	34,533	8,419	24.4%
Acquisition-related costs	7,739	—	7,739	100.0%
Gain from investments	1,023	435	588	135.1%
Income taxes	1,155	2,688	(1,533)	(57.0)%

        The revenue increase for the three months ended March 31, 2018 as compared to the prior year period was primarily attributable to (i) the implementation of the Stars Rewards loyalty program, (ii) the continued development of The Stars Group's casino product offerings, including through additional third-party slots under the PokerStars Casino brand, (iii) the introduction of shared poker liquidity in France and Spain, (iv) the addition of revenue related to the acquisition of a majority equity interest in CrownBet, and (v) user experience and user interface improvements to The Stars Group's sportsbook product and a year-over-year increase in gross win margin. As it relates to currency fluctuations during the quarter, the general weakening of the U.S. dollar relative to certain foreign currencies had a positive impact on The Stars Group's revenue as compared to the prior year period. See also "—Foreign Exchange Impact on Revenue" below.

  Revenue by Product Line and Geographic Region

	Three Months Ended March 31, 2018
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000's	$000's	$000's	$000's	$000's	$000's
Geographic Area
Isle of Man	93,513	6,329	—	99,842	—	99,842
Malta	57,740	74,639	1	132,380	—	132,380
Italy	23,278	18,209	139	41,626	—	41,626
United Kingdom	15,734	4,355	61	20,150	—	20,150
Spain	20,310	11,145	173	31,628	—	31,628
France	12,844	3,939	118	16,901	—	16,901
Other licensed or approved jurisdictions	22,449	15,904	11,717	50,070	294	50,364

	245,868	134,520	12,209	392,597	294	392,891

	Three Months Ended March 31, 2017
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000's	$000's	$000's	$000's	$000's	$000's
Geographic Area
Isle of Man	87,645	10,258	—	97,903	—	97,903
Malta	52,171	49,241	—	101,412	—	101,412
Italy	21,735	10,882	157	32,774	—	32,774
United Kingdom	12,974	2,698	70	15,742	—	15,742
Spain	11,269	7,468	177	18,914	—	18,914
France	12,400	1,611	136	14,147	—	14,147
Other licensed or approved jurisdictions	20,470	4,622	11,314	36,406	22	36,428

	218,664	86,780	11,854	317,298	22	317,320

        The majority of The Stars Group's revenues are generated through Poker, followed by Casino & Sportsbook. Other offerings, including social and play-money gaming, live poker events, branded poker rooms and other sources of revenue primarily related to gaming are aggregated into Other Gaming revenues. Corporate revenues include certain other nominal sources of revenue. These revenues together comprise one segment as individually they do not meet any of the quantitative thresholds or disclosure requirements described in IFRS 8, Operating segments.

  Poker Revenue

        Poker revenue for the three months ended March 31, 2018 was $245.9 million as compared to $218.7 million for the prior year period, which represents an increase of 12.4% year-over-year. The increase in Poker revenue was primarily the result of (i) positive impacts of foreign exchange fluctuations, (ii) the implementation of the Stars Rewards loyalty program and (iii) the introduction of shared poker liquidity in France and Spain. During the period, Poker revenues were negatively impacted by, among other things (i) certain customers playing, either entirely or partially in place of poker, The Stars Group's real-money online casino offerings, (ii) the cessation of online poker operations in Australia and Colombia, and (iii) a normalization in Portugal as compared to the prior year following the relaunch of real-money online poker and casino in that jurisdiction. For information on the impact of fluctuations in foreign exchange rates, see "—Foreign Exchange Impact on Revenue" below.

  Casino & Sportsbook Revenue

        Casino & Sportsbook revenue for the three months ended March 31, 2018 was $134.5 million as compared to $86.8 million for the prior year period, which represents an increase of 55.0% year-over-year. During the three months ended March 31, 2018, 20.7% of the Casino & Sportsbook revenues related to Sportsbook revenues. The increase in Casino & Sportsbook revenue was primarily the result of (i) positive impacts of foreign exchange fluctuations, (ii) the inclusion of $11.1 million of revenues from CrownBet in Sportsbook revenues, (iii) the continued development of The Stars Group's casino product offerings, including through additional third-party slots under the PokerStars Casino brand, and (iv) user experience and user interface improvements to The Stars Group's sportsbook product and a year-over-year increase in gross win margin. For information on the impact of fluctuations in foreign exchange rates, see "Foreign Exchange Impact on Revenue" below.

Revenue by Geographic Region

        The Stars Group also evaluates revenue performance by geographic region based on the primary jurisdiction where The Stars Group is licensed or approved to offer, or offers through third-party licenses or approvals, its online product offerings. The revenue tables above set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the three months ended March 31, 2018 or 2017 or that The Stars Group otherwise deems relevant based on its historical reporting of the same or otherwise.

        With respect to Canada, the jurisdiction where its registered office is located, and based solely on calculations derived from internal records, The Stars Group estimates that revenue derived from customers in Canada, which currently relates only to peer-to-peer Poker, would represent less than 5% of its total consolidated revenue for the three months ended March 31, 2018 and 2017. These estimations are neither itemized nor otherwise separated from the revenues The Stars Group reports under IFRS or otherwise, and as such, they cannot be reconciled to a reported IFRS measure.

  Poker

        Poker revenue increased in all geographic regions for the three months ended March 31, 2018 as compared to the prior year period. The increases were generally the result of the same factors noted above under "Poker Revenue" for the same period.

  Casino & Sportsbook

        Casino & Sportsbook revenue increased in each geographic region, except the Isle of Man, for the three months ended March 31, 2018 as compared to the prior year period. The increases were generally the result of the same factors noted above under "Casino & Sportsbook Revenue" for the same period. The increase in Malta was also the result of The Stars Group offering certain online casino and live dealer games under its Malta license to players in jurisdictions otherwise served through the Isle of Man and the UK licenses. The decrease in the Isle of Man was the result of the use of The Stars Group's Malta license for certain offerings as noted above. In addition, the increase in other licensed or approved jurisdictions was primarily the result of the addition of revenue related to the acquisition of a majority equity interest in CrownBet.

  Other Gaming

        Other Gaming revenue was relatively flat as a proportion of revenue during the three months ended March 31, 2018 as compared to the prior year period.

  Foreign Exchange Impact on Revenue

        The general weakening of the U.S. dollar, which is the primary currency of gameplay on The Stars Group's product offerings, relative to certain foreign currencies (particularly the Euro, which is the primary depositing currency of The Stars Group's customers) during the three months ended March 31, 2018 as compared to the prior year period had a positive impact on The Stars Group's Poker and Casino & Sportsbook revenue. During the three months ended March 31, 2018, The Stars Group estimates the increase in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 11.0% increase in the value of its customers' local currencies relative to the U.S. dollar. Given the timing of the acquisition of a majority interest in CrownBet, The Stars Group has not yet included CrownBet customer deposits, which are primarily made in Australian dollars, in the foregoing weighted average.

        To calculate revenue on a constant currency basis, The Stars Group translated revenue for the current period using the prior year's monthly average exchange rates for its local currencies other than the U.S. dollar, which The Stars Group believes is a useful metric that facilitates comparison to its historical performance, mainly because the U.S. dollar is the primary currency of gameplay on The Stars Group's product offerings and the majority of The Stars Group's customers are from European Union jurisdictions.

        If The Stars Group had translated its total IFRS revenue for the three months ended March 31, 2018 using the constant currency exchange rates for its source currencies other than the U.S. dollar, such revenues would have been $356.9 million, which is $36.0 million lower than actual IFRS revenues during such period. As a result, excluding the impact of year-over-year changes in foreign exchange rates, such revenues for the quarter would have increased by 12.5%, as opposed to 23.8%, over the prior year period.

Expenses

  Selling

        The increase in selling expenses for the three months ended March 31, 2018 as compared to the prior year period was primarily the result of (i) an increase in acquisition marketing costs in connection with online poker and sportsbook operations, (ii) the inclusion of post-acquisition marketing costs in respect of CrownBet, and (iii) an increase in royalty costs in connection with online casino operations driven by the growth of casino revenues and the expansion of third-party slot and live dealer game offerings.

  General and Administrative

        The increase in general and administrative expenses for the three months ended March 31, 2018 as compared to the prior year period was primarily the result of (i) the inclusion of post-acquisition operating expenses in respect of CrownBet, (ii) a reversal of the impairment of The Stars Group's investment in Innova (as defined below) recognized in the prior year period, and (iii) an increase in salary expenses due to investment in headcount and lower than anticipated staff incentives payments in the prior year period.

  Financial

        The increase in financial expenses for the three months ended March 31, 2018 as compared to the prior year period was primarily the result of foreign exchange losses recorded in the current year period as a result of an arrangement to hedge currency risk in connection with the then-proposed increase in The Stars Group's equity interest in CrownBet from 62% to 80% and CrownBet's acquisition of William Hill Australia. The increase was partially offset by (i) reduced accretion recorded in respect of the deferred purchase price for the Stars Interactive Group Acquisition, and (ii) reduced interest expenses following the previously disclosed Repricing (as defined below) and prepayments of the USD Second Lien Term Loan of $40 million and $75 million in August and September 2017, respectively (the "Prepayments").

  Gaming Duty

        The increase in gaming duty expenses for the three months ended March 31, 2018 as compared to the prior year period was primarily the result of gaming duty on Poker, and Casino & Sportsbook revenues reflecting growth in such revenues in markets where gaming duty is applicable, such as Spain, Italy and France.

  Acquisition-related Costs

        The increase in acquisition-related costs for the three months ended March 31, 2018 as compared to the prior year period was primarily the result of (i) The Stars Group's acquisition of a 62% equity interest in CrownBet, (ii) preparation for The Stars Group's acquisition of an additional 18% equity interest in CrownBet and CrownBet's acquisition of William Hill Australia, and (iii) preparation for The Stars Group's previously disclosed agreement to acquire SBG.

  Foreign Exchange Impact on Expenses

        The Stars Group's expenses are also impacted by currency fluctuations. Almost all its expenses are incurred in either the Euro, British pound sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies; however, The Stars Group also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in "—Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk."

  Gain (Loss) from Investments

        The increase in gains from investments for the three months ended March 31, 2018 as compared to the prior year period was primarily the result of fair value gains recognized on The Stars Group's non-current investments as a result of The Stars Group's transition to IFRS 9. See "—Recent Accounting Pronouncements—New Significant Accounting Policies Adopted" below.

  Income Taxes Expense

        The decrease in income taxes expense for the three months ended March 31, 2018 as compared to the prior year period was primarily due to the impact of tax losses arising in CrownBet post acquisition for which deferred tax assets have been recognized at the statutory corporate income tax rate in Australia of 30%.

Comparison of the Years Ended December 31, 2017 and 2016

	Year Ended December 31,
$000's except percentage amounts	2017	2016	Variance	% Change
Revenue	1,312,315	1,155,247	157,068	13.6%
Selling	192,709	162,785	29,924	18.4%
General and administrative	571,258	585,123	(13,865)	(2.4)%
Financial	163,039	138,299	24,740	17.9%
Gaming duty	130,771	113,102	17,669	15.6%
Acquisition-related costs	—	199	(199)	(100.0)%
Gain (loss) from investments	34,524	(19,278)	53,802	279.1%
Net (loss) earnings from associates	(2,569)	623	(3,192)	(512.4)%
Gain on settlement of deferred consideration	—	2,466	(2,466)	(100.0)%
Income taxes	27,208	4,000	23,208	580.2%

  Revenue

        The revenue increase for the year ended December 31, 2017 as compared to the prior year period was primarily attributable to (i) the continued development of The Stars Group's casino product offerings, including through additional third-party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of The Stars Group's casino and sportsbook products into eligible markets, (iii) positive impacts of foreign exchange fluctuations, (iv) The Stars Group's continued focus on recreational players including through the implementation of the Stars Rewards loyalty program, (v) user experience and user interface improvements to The Stars Group's sportsbook product and (vi) the re-launch of real-money online poker and real-money online casino in Portugal and the launch of PokerStars NJ. As it relates to currency fluctuations during the full year period, the general weakening of the U.S. dollar relative to certain foreign currencies had a positive impact on The Stars Group's revenue as compared to the prior year period. See also "—Foreign Exchange Impact on Revenue" below.

  Revenue by Division and Geographic Region

	Year Ended December 31, 2017
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000's	$000's	$000's	$000's	$000's	$000's
Geographic Area
Isle of Man	349,375	29,338	1	378,714	—	378,714
Malta	210,742	224,101	2	434,845	—	434,845
Italy	82,106	52,284	575	134,965	—	134,965
United Kingdom	56,155	15,140	258	71,553	—	71,553
Spain	47,912	34,842	669	83,423	—	83,423
France	50,214	10,410	508	61,132	—	61,132
Other licensed or approved jurisdictions	80,792	17,897	48,309	146,998	685	147,683

	877,296	384,012	50,322	1,311,630	685	1,312,315

	Year ended December 31, 2016 (As reclassified)
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000's	$000's	$000's	$000's	$000's	$000's
Geographic Area
Isle of Man	339,513	19,187	3	358,703	—	358,703
Malta	225,974	166,198	4	392,176	—	392,176
Italy	77,646	31,693	624	109,963	—	109,963
United Kingdom	56,837	13,439	387	70,663	—	70,663
Spain	42,326	24,370	653	67,349	—	67,349
France	51,989	2,356	573	54,918	—	54,918
Other licensed or approved jurisdictions	51,774	6,871	42,722	101,367	108	101,475

	846,059	264,114	44,966	1,155,139	108	1,155,247

        The majority of The Stars Group's revenues are generated through Poker, followed by Casino & Sportsbook. Other offerings, including social and play-money gaming, live poker events, branded poker rooms and other sources of revenue primarily related to gaming are aggregated into Other Gaming revenues. Corporate revenues include certain other nominal sources of revenue. These revenues together comprise one segment as individually they do not meet any of the quantitative thresholds or disclosure requirements described in IFRS 8, Operating segments.

  Poker Revenue

        Poker revenue for the year ended December 31, 2017 was $877.3 million as compared to Poker revenue of $846.1 million for the prior year period, which represents an increase of 3.7% year-over-year. The increase in Poker revenue was primarily the result of (i) positive impacts of foreign exchange fluctuations, (ii) the implementation of the Stars Rewards loyalty program, (iii) The Stars Group's previously announced strategy of focusing on recreational players, including through initiatives such as changes to its previous online poker loyalty program, rake structure and the introduction of new poker promotions, (iv) re-launch of online poker in Portugal and launch of PokerStars NJ, and (v) increased marketing spend in the fourth quarter of 2016 versus the prior year period with some resulting revenue impact in the first quarter of 2017. Partially offsetting the foregoing, Poker revenues were negatively impacted by, among other things, (i) certain customers playing, either entirely or partially in place of poker, The Stars Group's real-money online casino offerings, (ii) a decline in customer activity on the Full Tilt real-money online poker offerings, (iii) the temporary cessation of operations during a portion of the period in the Czech Republic and the subsequent re-launch in the country under a local license with more onerous customer registration requirements for online gaming accounts requiring face-to-face verification, (iv) the cessation of operations in Australia, Colombia, Israel and Slovenia, and (v) previously disclosed negative operating conditions in Poland primarily related to constraints on processing payments in that jurisdiction. For information on the impact of fluctuations in foreign exchange rates, see "Foreign Exchange Impact on Revenue" below.

  Casino & Sportsbook Revenue

        Casino & Sportsbook revenue for the year ended December 31, 2017 was $384.0 million as compared to $264.1 million for the prior year period, which represents an increase of 45.4%. The increase in Casino & Sportsbook revenue was primarily the result of (i) the continued development of The Stars Group's casino product offerings, including through additional third-party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of The Stars Group's casino and sportsbook products into eligible markets, (iii) the addition of new sports and user experience and user interface improvements to The Stars Group's sportsbook product, and (iv) positive impacts from foreign exchange fluctuations. For information on the impact of fluctuations in foreign exchange rates, see "—Foreign Exchange Impact on Revenue" below.

  Revenue by Geographic Region

        The Stars Group also evaluates revenue performance by geographic region based on the primary jurisdiction where The Stars Group is licensed or approved to offer, or offers through third-party licenses or approvals, its online gaming product offerings. The revenue tables above set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the year ended December 31, 2017 or 2016 or that The Stars Group otherwise deems relevant based on its historical reporting of the same or otherwise.

        With respect to Canada, the jurisdiction where its registered office is located, and based solely on calculations derived from internal records, The Stars Group estimates that revenue derived from customers in Canada, which currently relates only to Poker, would represent less than 5% of its total consolidated revenue for the years ended December 31, 2016 and 2017. These estimations are neither itemized nor otherwise separated from the revenues The Stars Group reports under IFRS or otherwise, and as such, they are neither reviewed nor audited, as applicable, by nor can they be reconciled to a reported IFRS measure.

  Poker

        Poker revenue increased in each geographic region, except in Malta, France and the UK, for the year ended December 31, 2017 as compared to the prior year period. The increases were generally the result of the same factors noted above under "Poker Revenue" for the same period. The increase in Spain was also due to higher than anticipated jackpot payouts in The Stars Group's Spin & Go product during the first quarter of 2016. The growth in other licensed and approved jurisdictions was also the result of obtaining local licenses to operate certain online gaming in Portugal and the Czech Republic (the Czech Republic had previously operated under the Malta license and The Stars Group had previously ceased operations in Portugal) and the introduction of PokerStars NJ to the New Jersey market. The decline in Malta was primarily the result of the movement of the Czech Republic to local licensing regimes, and the cessation of operations in Slovenia. The decline in France was primarily due to an increase in CRM initiatives, in anticipation of France potentially transitioning to shared liquidity, leading to a reduction in net gaming revenue.

  Casino & Sportsbook

        Casino & Sportsbook revenue increased in each geographic region for the year ended December 31, 2017 as compared to the prior year period. The increases were generally the result of the same factors noted above under "Casino & Sportsbook Revenue" for the same period. The increase in Malta was also the result of The Stars Group offering certain online casino and live dealer games under its Malta license to players in jurisdictions otherwise served through the Isle of Man and the UK licenses. The increase in the Isle of Man was also a result of the expansion of The Stars Group's online casino into certain additional eligible non-European Union markets. In addition, the significant increase in other licensed or approved jurisdictions was primarily the result of obtaining local licenses to operate online gaming in Portugal and the Czech Republic (the Czech Republic had previously operated under the Malta license and The Stars Group had previously ceased operations in Portugal), the introduction of online casino and sportsbook in Denmark and the introduction of online casino in New Jersey. The significant increase in Italy was also due to the growth of online casino and the launch of online sportsbook in the middle of the second quarter of 2016. The significant increase in France was due to the launch of online sportsbook in the latter half of the second quarter of 2016; The Stars Group does not currently offer online casino in France.

  Other Gaming

        Other Gaming revenue was relatively flat as a proportion of revenue during the year ended December 31, 2017 as compared to the prior year period.

  Foreign Exchange Impact on Revenue

        The general weakening of the U.S. dollar, which is the primary currency of gameplay on The Stars Group's product offerings, relative to certain foreign currencies (particularly the Euro, which is the primary depositing currency of The Stars Group's customers) during the year ended December 31, 2017 as compared to the prior year period had a positive impact on The Stars Group's Poker, Casino & Sportsbook revenue. During the year ended December 31, 2017, The Stars Group estimates the increase in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 2.3% increase in the value of its customers' local currencies relative to the U.S. dollar.

        If The Stars Group had translated its total IFRS revenue for the year ended December 31, 2017 using the constant currency exchange rates for its source currencies other than the U.S. dollar, such revenues would have been $1,276.3 million, which is $36.1 million lower than actual IFRS revenues during such period. As a result, excluding the impact of year-over-year changes in foreign exchange rates, such revenues for the year would have increased by 10.5%, as opposed to 13.6%, over the prior year period.

Expenses

  Selling

        The increase in selling expenses for the year ended December 31, 2017 as compared to the prior year period was primarily the result of (i) an increase in acquisition marketing costs in connection with online poker and sportsbook operations and (ii) an increase in royalty costs in connection with online casino operations driven by the growth and expansion of third-party slot and live dealer game offerings.

  General and Administrative

        The decrease in general and administrative expenses for the year ended December 31, 2017 as compared to the prior year period was primarily the result of (i) a reversal of the impairment of The Stars Group's investment in Innova taken in prior years and (ii) a decrease in salary expense as a result of staff restructuring in connection with the operational excellence program and a reduction in employee termination costs. The decrease was partially offset by (i) increased payment processor costs due to higher net deposits, increased affiliate activities and fewer discounts received from processors in the 2017 period and (ii) amortization of intangible assets and deferred development costs associated with the Stars Interactive Group Acquisition and the development and launch of new products and offerings across online poker, casino, sportsbook and other gaming offerings.

  Financial

        The increase in financial expenses for the year ended December 31, 2017 as compared to the prior year period was primarily the result of (i) unrealized foreign exchange gains related to the translation of the USD Second Lien Term Loan (as defined below) and the deferred purchase price for the Stars Interactive Group Acquisition and (ii) unrealized foreign exchange gains generated on The Stars Group's outstanding U.S. dollar to Euro foreign exchange contracts, both generated during the prior year period.

  Gaming Duty

        The increase in gaming duty expenses for the year ended December 31, 2017 as compared to the prior year period was primarily the result of (i) increases in gaming duty on Poker and Casino & Sportsbook revenues reflecting growth in such revenues in markets where gaming duty is applicable, such as Italy, Spain, France and the UK and (ii) gaming duty in newly licensed markets such as Portugal and the Czech Republic. The increase was partially offset by The Stars Group's receipt of $5 million in indemnification proceeds from the sellers of the Stars Interactive Group in respect of gaming duty owed in Austria for periods prior to the Stars Interactive Group Acquisition.

  Foreign Exchange Impact on Expenses

        The Stars Group's expenses are also impacted by currency fluctuations. Almost all of its expenses are incurred in either the Euro, British pound sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies; however, The Stars Group also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in "Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk."

  Gain (Loss) from Investments

        The gain recognized from investments during the year ended December 31, 2017 as compared to the prior year period was primarily the result of (i) the completed dispositions of The Stars Group's retained ownership interests in NYX Gaming Group Limited ("NYX Gaming Group"), the exchangeable preferred shares of NYX Digital Gaming (Canada) ULC (the "NYX Sub Preferred Shares") and Jackpotjoy plc ("Jackpotjoy") securities and (ii) the realized gain on the note received in connection with the sale of a former subsidiary, Cadillac Jack Inc., in 2015. For the prior year period, the loss from investments comprised (i) a provision recorded relating to a certain EBITDA support agreement between The Stars Group and Innova and (ii) a decrease in the value of The Stars Group's retained ownership of the NYX Sub Preferred Shares.

  Income Taxes Expense (Recovery)

        The increase in income taxes for the year ended December 31, 2017 as compared to the prior year period was primarily due to a tax provision of $26.5 million relating to an ongoing transfer pricing dispute in Canada for one of The Stars Group's subsidiaries. The issue in dispute relates to the subsidiary's operations for its 2003 to 2007 fiscal years, prior to its acquisition by The Stars Group. For additional information, see note 8 in the 2017 Annual Financial Statements. This tax provision was partially offset by a refund of approximately $2.85 million received from the Belgian tax authorities relating to the closure of a prior tax audit.

Comparison of the Year Ended December 31, 2016 and 2015

	Year Ended December 31,(1)
$000's except percentage amounts	2016	2015	Variance	% Change
Revenue	1,155,247	1,072,320	83,572	7.8%
Selling	162,785	166,557	3,939	2.4%
General and administrative	585,123	567,422	9,990	1.8%
Financial	138,299	197,226	(59,254)	(30.0)%
Gaming duty	113,102	139,197	(26,095)	(18.7)%
Acquisition-related costs	199	495	(296)	(59.8)%
Gain on sale of subsidiary	—	4,352	(4,352)	(100.0)%
Loss from investments	(19,278)	10,626	9,624	90.6%
Gain on settlement of deferred consideration	2,466	—	2,466	—
Earnings (loss) from associates	623	(727)	1,350	185.7%
Income taxes	4,000	14,441	(10,441)	(72.3)%

(1)
In the 2017 Annual Financial Statements incorporated by reference herein The Stars Group reclassified certain items within its consolidated statements of earnings for the year ended December 31, 2016 conform to the presentation adopted for the year ended December 31, 2017. The Stars Group reclassified interest revenue previously included within "Revenue", to "Gain (loss) from investments" totaling $0.65 million for the year ended December 31, 2016. The Company reclassified $7.71 million travel and entertainment costs previously included within "Selling" expenses to "Office"expenses. The Stars Group also disaggregated "Selling" expenses into "Marketing" and "Royalties" in order to provide a better understanding to the readers of the distribution of expenses within Selling expenses.

The reclassifications outlined above in respect of the year ended December 31, 2016 are not reflected in the 2016 Annual Financial Statements incorporated by reference herein. Additionally, the consolidated statement of earnings for the year ended December 31, 2015 has not been represented for such reclassifications and is therefore not directly comparable with the consolidated statement of earnings information for the years ended December 31, 2017 and 2016 as presented herein. Were the consolidated statement of earnings for the year ended December 31, 2015 to be represented for such classifications, it would have the following impact: $0.73 million of interest revenue would be reclassified from "Revenue" to "Gain (loss) from investments"; $9.64 million travel and entertainment costs would be reclassified from"Selling" expenses to "Office"expenses. None of these reclassifications impacted net earnings.

  Revenue

        The revenue increase for the year ended December 31, 2016 as compared to the prior year period was primarily attributable to (i) the expansion of the geographical reach of The Stars Group's casino and sportsbook products into eligible markets, (ii) the continued rollout of the casino product offerings, including through additional third-party slots under the PokerStars Casino brand (PokerStars first launched its third-party slots offerings during the second quarter of 2015), (iii) the previously announced changes to the customer loyalty program and rake structure, as well as adjustments to The Stars Group's multi-table tournament payout structure, and (iv) the addition of new sports to The Stars Group's sportsbook product. It was also favorably impacted by growth in QAUs and The Stars Group's previously announced strategy of focusing on recreational players, which continues to see signs of success resulting in additional Poker revenue in part as a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players (which such Poker revenue partially offset the overall year-over-year decline, as detailed below).

Notwithstanding, the general strengthening of the U.S. dollar relative to certain foreign currencies continued to have an unfavorable impact on The Stars Group's revenue as compared to the prior year period. See also "—Foreign Exchange Impact on Revenue" below.

  Revenue by Business Line and Geographic Region

	Year ended December 31, 2016
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000's	$000's	$000's	$000's	$000's	$000's
Geographic Area
Isle of Man	339,513	19,187	3	358,703	—	358,703
Malta	225,974	166,198	4	392,176	—	392,176
Italy	77,646	31,693	624	109,963	—	109,963
United Kingdom	56,837	13,439	387	70,663	—	70,663
Spain	42,326	24,370	653	67,349	—	67,349
France	51,989	2,356	573	54,918	—	54,918
Other licensed or approved jurisdictions	51,774	6,871	42,722	101,367	108	101,475

	846,059	264,114	44,966	1,155,139	108	1,155,247

	Year ended December 31, 2015
	Poker	Casino & Sportsbook	Other Gaming	Total B2C	Corporate	Total
	$000's	$000's	$000's	$000's	$000's	$000's
Geographic Area
Isle of Man	361,663	14,562	—	376,225	—	376,225
Malta	238,416	87,153	—	325,569	—	325,569
Italy	81,304	9,048	600	90,952	—	90,952
United Kingdom	64,644	10,422	368	75,434	—	75,434
Spain	44,569	14,977	604	60,150	—	60,150
France	56,875	—	563	57,438	—	57,438
Other licensed or approved jurisdictions	39,694	131	45,213	85,038	1,514	86,552

	887,165	136,293	47,348	1,070,806	1,514	1,072,320

        Following the Stars Interactive Group Acquisition, the vast majority of The Stars Group's revenues have been generated through Poker, followed by Casino & Sportsbook. Other offerings, including social and play-money gaming, live poker events, branded poker rooms and daily fantasy sports, and other nominal business-to-consumer ("B2C") gaming sources of revenue are aggregated into Other gaming revenues. Corporate revenues include certain other nominal sources of revenue. These revenues together comprise one segment as individually they do not meet any of the quantitative thresholds or disclosure requirements described in IFRS 8, Operating segments.

  Poker Revenue

        Poker revenue for the year ended December 31, 2016 was $846.1 million as compared to Poker revenue of $887.2 million for the year ended December 31, 2015, which represents a decrease of 4.6%. The decline in Poker revenue was primarily the result of (i) a decline in customer activity on the Full Tilt real-money online poker offerings, (ii) certain customers playing, either entirely or partially in place of poker, The Stars Group's real-money online casino offerings, (iii) customers playing with a smaller deposit base as compared to the prior year period when they had not yet experienced the impact of the devaluation of their local currency against the U.S. dollar, (iv) a decline in interest on player deposits, reflecting a decrease in the aggregate amount of customer deposits, (v) the cessation of operations in Portugal (from July 2015 through the end of November 2016), Israel and Slovenia, and (vi) the impact of the Union of European Football Associations' Euro 2016 tournament (the "2016 Euros"). Notwithstanding, and similar to the three months ended December 31, 2016, Poker revenues were positively impacted and supported by (i) The Stars Group's previously announced strategy of focusing on recreational players (in part a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players), (ii) adjustments to the multi-table tournament payout structure to increase the percentage of players who have the ability to win, (iii) the launch of PokerStars NJ, and (iv) the re-launch of poker and launch of casino in Portugal. The factors resulted in additional Poker revenue that partially offset the overall year-over-year decline. For information on the impact of fluctuations in foreign exchange rates, see "—Foreign Exchange Impact on Revenue" below.

  Casino & Sportsbook Revenue

        Casino & Sportsbook revenue for the year ended December 31, 2016 was $264.1 million as compared to $136.3 million for the year ended December 31, 2015, which represents an increase of 93.8%. The increase in Casino & Sportsbook revenue was primarily the result of (i) the expansion of the geographical reach of The Stars Group's casino and sportsbook products into eligible markets, (ii) the continued rollout of the casino product offerings, including through additional third-party slots under the PokerStars Casino brand (PokerStars first launched its third-party slots offerings during the second quarter of 2015), (iii) growth in casino and sportsbook QAUs and (iv) the addition of new sports to The Stars Group's sportsbook product, as well as the initiation of measured and efficient marketing campaigns.

Revenue by Geographic Region

        The Stars Group also evaluates revenue performance by geographic region based on the primary jurisdiction where The Stars Group is licensed or approved to offer, or offers through third-party licenses or approvals, its online gaming product offerings. The revenue tables above set out the proportion of revenue attributable to each gaming license or approval generating a minimum of 5% of total consolidated revenue for the year ended December 31, 2016 and 2015.

  Poker

        Poker revenue declined in most geographic regions for the year ended December 31, 2016 as compared to prior year period. The growth in other licensed and approved jurisdictions was primarily the result of obtaining local licenses to operate online gaming in Romania and Portugal (Romania had previously operated under the Malta license and The Stars Group had previously ceased operations in Portugal), and the introduction of PokerStars to the New Jersey market. The overall decline in Poker revenue was primarily the result of (i) a decline in customer activity on the Full Tilt real-money online poker offerings, (ii) certain customers playing, either entirely or partially in place of poker, The Stars Group's real-money online casino offerings, (iii) customers playing with a smaller deposit base as compared to the prior year period when they had not yet experienced the impact of the devaluation of their local currency against the U.S. dollar, (iv) the cessation of operations in Portugal (from July 2015 through the end of November 2016), Israel and Slovenia, impacting Malta and Isle of Man Poker revenues, (v) a decline in interest on player deposits, reflecting a decrease in the aggregate amount of customer deposits, and (vi) the impact of the 2016 Euros. The UK's revenue was also negatively impacted by the devaluation in the British pound sterling. Spain's revenue was also negatively impacted by higher than anticipated jackpot payouts in The Stars Group's Spin & Go product. As it relates to France, the decline was also due to an increase in customer relationship management campaigns, in anticipation of France potentially transitioning to shared liquidity, leading to a reduction in net gaming revenue.

  Casino & Sportsbook

        Casino & Sportsbook revenue increased in each geographic region for the year ended December 31, 2016 as compared to the prior year period. The increases were primarily the result of (i) the continued rollout of The Stars Group's casino product offerings, including through additional third-party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of The Stars Group's casino and sportsbook, products into eligible markets, and (iii) the addition of new sports to The Stars Group's sportsbook product, as well as the initiation of measured and efficient marketing campaigns. The significant increase in Malta was also primarily a result of The Stars Group offering online casino under its Malta license in the Isle of Man and the UK. The Stars Group uses its Malta license for online casino offerings in the Isle of Man and UK to offset the VAT that it is contractually obligated to pay third-party online slots providers with corresponding VAT input tax credits. In addition, the significant increase in other licensed or approved jurisdictions was primarily the result of the introduction of online casino and sportsbook in Denmark and the growth of online casino in Greece, obtaining local licenses to operate online gaming in Romania and Portugal (Romania had previously operated under the Malta license and The Stars Group had previously ceased operations in Portugal), and the introduction of online casino in New Jersey. The Stars Group does not currently offer online casino in France, but introduced its online sportsbook product offering in that jurisdiction in June 2016.

  Other Gaming

        Other gaming revenue declined in other licensed or approved jurisdictions for the year ended December 31, 2016 compared to the prior year period primarily due to a decrease in play money chip sales.

  Foreign Exchange Impact on Revenue

        The general strengthening of the U.S. dollar, which is the primary currency of game play on The Stars Group's product offerings, relative to certain foreign currencies (particularly the Euro, which is the primary depositing currency of The Stars Group's customers) during the year ended December 31, 2016 as compared to the same period in 2015 continued to have an unfavorable impact on The Stars Group's revenue. During the year ended December 31, 2016, The Stars Group estimates the decline in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 3.9% decline in the value of its customers' local currencies relative to the U.S. dollar.

        If The Stars Group had translated its total IFRS revenue for the year ended December 31, 2016 using the constant currency exchange rates for its settlement currencies other than the U.S. dollar, such revenues would have been approximately $1.21 billion, which is approximately $50.3 million, or 4.4%, higher than actual IFRS revenue during such period.

Expenses

  Selling

        The increase in selling expenses for the year ended December 31, 2016 as compared to the prior year period was primarily the result of (i) increased third-party royalty costs associated with increased casino revenue share driven by expansion of third-party slot and live dealer game offerings and (ii) expenses related to campaigns promoting the new BetStars brand, offset by a reduction in (x) Full Tilt media expenses and (y) affiliate costs relating to the restructuring of certain affiliate agreements.

  General and Administrative

        The increase in general and administrative expenses for the year ended December 31, 2016 as compared to the prior year period was primarily the result of (i) increased amortization of intangible assets and deferred development costs associated with the migration of the Fill Tilt platform and customers, and the launch of new casino and sportsbook product offerings, including new casino games and sports, as applicable, (ii) consulting and professional fees incurred by The Stars Group in connection with the review by the special committee of The Stars Group's Board of Directors of strategic alternatives for The Stars Group, (iii) increased operational costs, including communications and technology infrastructure, associated with growing the online casino and sportsbook platforms, and (iv) hedging and incremental salary costs associated with certain termination payments related to staff restructuring related to The Stars Group's previously announced operational excellence program. These costs were partially offset by (i) a decrease in impairment of various acquired intangibles, (ii) a decrease in impairment of The Stars Group's investment in Innova, which was previously classified as investment in associate and is now classified as an asset held for sale (see note 18), and (iii) reduced stock based compensation expense compared to the prior year.

  Financial

        The decrease in financial expenses for the year ended December 31, 2016 as compared to the prior year period was primarily the result of (i) the translation of the USD Second Lien Term Loan and the deferred purchase price for the Stars Interactive Group Acquisition and (ii) lower interest incurred on long-term debt as a result of the August 2015 refinancing (the "August 2015 Refinancing").

  Gaming Duty

        The decrease in gaming duty expenses for the year ended December 31, 2016 as compared to the prior year period was primarily the result of (i) a one-time expense for the payment of gaming duties owed in Romania in 2015 ($7.0 million) and for alleged gaming duties in Austria (primarily relating to periods prior to the Stars Interactive Group Acquisition) which was accrued in 2015 ($24.9 million), and (ii) change in gaming duty computation in Italy. These expenses were partially offset by (x) New Jersey and Portugal gaming duty expense and (y) gaming duty imposed on the Casino & Sportsbook revenues reflecting growth of such revenues in markets where gaming duty is applicable, such as Spain and Greece.

  Foreign Exchange Impact on Expenses

        The Stars Group's expenses are also impacted by currency fluctuations. Almost all of its expenses are incurred in either the Euro, British pound sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies, however The Stars Group also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in "—Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk."

Loss from Investments

        The increased loss recognized from investments during the year ended December 31, 2016 as compared to the prior year period was primarily the result of a provision representing the present value of expected remaining EBITDA support payments under that certain support agreement between the Company and Innova entered into in connection with the initial public offering of common shares of Innova (the "Innova Offering").

Gain on Settlement of Deferred Consideration

        The Stars Group recognized a gain on the payment in November 2016 of $200 million of the deferred purchase price for the Stars Interactive Group Acquisition, resulting in $2.5 million in savings towards the outstanding balance during the year ended December 31, 2016.

Income taxes

        The decrease in income taxes for the year ended December 31, 2016 as compared to the prior year period was primarily the result of the unwinding of certain deferred tax balances related to the divestiture of The Stars Group's former business-to-business ("B2B") businesses as well as provisions recorded with respect to certain tax audits during the year ended December 31, 2015.

Results from Discontinued Operations

        Certain of the former B2B businesses were classified as discontinued operations for the year ended December 31, 2015. The table below illustrates the impact of such discontinued operations on The Stars Group's earnings during such period.

Year ended December 31, 2015
$000's
except per share data
(As adjusted—note 4)
Total Revenue	45,058
Expenses	(113,758)

Results from operating activities before income taxes	(68,700)
Income taxes	40

Net loss from discontinued operations	(68,740)
Gain on sale of discontinued operations	360,424
Minimum revenue guarantee	(20,827)
Taxes on gain on sale of discontinued operations	(35,124)
Transaction costs	(5,452)

Net earnings from discontinued operations	230,281

Basic earnings from discontinued operations per Common Share	$1.73

Diluted earnings from discontinued operations per Common Share	$1.16

        For additional information regarding the impact of such discontinued operations on The Stars Group's earnings, see The Stars Group's audited consolidated financial statements for the year ended December 31, 2016, and related notes (the "2016 Annual Financial Statements").

Liquidity and Capital Resources

        The Stars Group's principal sources of liquidity are its cash generated from operations and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and investments, which are comprised primarily of certain highly liquid, short-term investments, including money market funds. The Stars Group's working capital needs are generally minimal over the year as its current gaming business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Stars Group believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management also believes that investing is a key element necessary for the continued growth of The Stars Group's customer base and the future development of new and innovative product offerings. Based on The

Stars Group's currently available funds, funds available from the Revolving Credit Facility and the committed financing described elsewhere in this Prospectus Supplement, as well as its ability to access the debt and equity capital markets, if necessary, management believes that The Stars Group will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development activities and other capital expenditures, as well as currently planned acquisitions, for at least the next 12 months. However, as a result of, among other things, the state of capital markets and The Stars Group's ability to access them on favorable terms, if at all, micro and macro-economic downturns and contractions of The Stars Group's operations, The Stars Group may not be able to secure the capital resources required to satisfy current or future obligations (including, without limitation, those set forth under "—Contractual Obligations" below) and fund future projects, strategic initiatives and support growth. For a description of the factors and risks that could affect The Stars Group's ability to generate sufficient amounts of cash and access the capital markets in the short- and long-terms in order to maintain The Stars Group's capacity to meet its obligations and expected growth or fund development activities, see "Risk Factors—Risks Related to the Business of The Stars Group".

        The Stars Group believes that it has improved its financial condition since December 31, 2016, by among other things, paying all remaining amounts of the deferred purchase price for the Stars Interactive Group Acquisition, completing the Repricing, making the Prepayments (each as defined above), decreasing its leverage ratios and producing strong net cash inflows from operating activities. Following the completion of the Australian Acquisitions and subject to the completion of the Transactions, The Stars Group intends to improve its financial condition through the strong cash flow generation and liquidity of the combined businesses, including as a result of continuing to introduce new and innovative product offerings and pursuing expansion into new jurisdictions.

        For additional information regarding The Stars Group's liquidity and capital resources, see the notes to the Q1 2018 Financial Statements and 2017 Annual Financial Statements. See also "Risk Factors—Risks Related to the Business of The Stars Group".

Market Risk

        The Stars Group is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

        The Stars Group is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar. In general, The Stars Group is a net receiver of currencies other than the U.S. dollar, primarily the Euro, which is the primary depositing currency of The Stars Group's customers. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, which is the primary currency of game play on The Stars Group's product offerings, have in the past reduced, and may in the future reduce, the purchasing power of The Stars Group's customers, thereby potentially negatively affecting The Stars Group's revenue and other operating results.

        The Stars Group has experienced and will continue to experience fluctuations in its net earnings as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The Stars Group uses derivative financial instruments for risk management purposes, not for generating trading profits, and anticipates that such instruments will mitigate some of its foreign currency risk. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position. However, it is difficult to predict the effect hedging activities could have on The Stars Group's results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. The

Stars Group recognized foreign currency losses of $6.0 million and foreign exchange gains of $2.4 million in the three months ended March 31, 2018 and 2017, and foreign currency losses of $2.8 million, foreign currency gains of $29.6 million and foreign currency losses of $5.85 million in the years ended December 31, 2017, 2016 and 2015, respectively. In connection with the Australian Acquisitions, on March 14, 2018, The Stars Group entered into a deal contingent forward contract to purchase AUD and sell USD at a contracted strike price to hedge its risk of AUD appreciation relative to USD. An unrealized loss of $7.5 million related to the fair value changes to this derivative was recognized in the unaudited interim condensed consolidated statement of earnings for the three months ended March 31, 2018. The Stars Group did not account for the deal contingent derivative as a qualifying hedge under IFRS 9. In April 2018, The Stars Group entered into deal contingent forwards with an aggregate notional amount of £700 million to hedge the foreign currency risk on the pending payment of the GBP denominated cash consideration in relation to the Acquisition. Any fair value changes related to these derivatives will impact net earnings.

        For additional information on derivatives, see also notes 2 and 21 in the 2017 Annual Financial Statements and note 10 in the Q1 2018 Financial Statements. Management monitors movements in foreign exchange rates by frequently reviewing key currency exposures. The Stars Group may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Sensitivity

        The Stars Group's exposure to changes in interest rates (particularly fluctuations in LIBOR) relates primarily to interest paid on The Stars Group's long-term indebtedness, as well as the interest earned on and market value of its cash, money market funds and debt instruments held at fair value through other comprehensive income investments. The Stars Group is also exposed to fair value interest rate risk with respect to its USD First Lien Term Loan (as defined below), which it attempts to mitigate by hedging through the Swap Agreements that fix the interest rate on the same. The Stars Group is also exposed to cash flow interest rate risk on the unhedged elements of the First Lien Term Loans, which bear interest at variable rates.

        As of the date hereof, the USD First Lien Term Loan has a LIBOR floor of 0% and as such, the interest rate cannot decrease below 3.00%. The EUR First Lien Term Loan (as defined below) has a EURIBOR floor of 0% and as such, the interest rate cannot decrease below 3.25%. Management monitors movements in the interest rates by frequently reviewing the EURIBOR and LIBOR.

        The Stars Group's cash consists primarily of cash on deposit with banks and its investments consist primarily of certain highly liquid, short-term instruments, including money market funds. The Stars Group's investment policy and strategy is focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on The Stars Group's cash and investments and the market value of those investments. However, any realized gains or losses resulting from such interest rate changes would occur only if The Stars Group sold the investments prior to maturity.

Liquidity Risk

        The Stars Group is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Stars Group manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities. The Stars Group's objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through The Stars Group's banks and other lenders. The Stars Group's policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

Contractual Obligations

        The following is a summary of The Stars Group's contractual obligations as at March 31, 2018:

	Payments due by period
$000's	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Provisions	14,537	11,397	2,700	304	136
Long Term Debt*	2,919,903	161,832	320,795	2,437,276	—
Derivatives	137,601	7,452	130,149	—	—
Purchase Obligations	151,454	27,267	46,682	44,896	32,609

Total	3,223,495	207,948	500,326	2,482,476	32,745

*
Includes principal and interest

        In August and September 2017, The Stars Group made the Prepayments under the USD Second Lien Term Loan using cash on its balance sheet, cash flow from operations or a combination thereof. Following the Prepayments, the outstanding principal balance of the USD Second Lien Term loan as of the date hereof is $95 million.

        On April 6, 2018, the Issuers completed the Prior Refinancing and in connection with the same, the Issuers fully repaid the remaining $95 million outstanding on their USD Second Lien Term Loan.

Cash Flows by Activity

Comparison of the Three Months Ended March 31, 2018 and 2017

        The table below outlines a summary of cash inflows and outflows by activity for the three months ended March 31, 2018 and 2017.

	Three Months Ended March 31,
	2018	2017
	$000's	$000's
Net cash inflows from operating activities	132,069	95,547
Net cash outflows from financing activities	(27,819)	(112,642)
Net cash outflows from investing activities	(103,837)	(2,915)

  Cash Inflows from Operating Activities

        The Stars Group generated cash inflows from operating activities for the three months ended March 31, 2018 and 2017. The Stars Group's cash inflows from operating activities increased for the three months ended March 31, 2018 as compared to the prior year period primarily as a result of an increase in net earnings generated from the underlying operations of The Stars Group and a decrease in withdrawals of customer deposits relative to the prior year period.

  Cash Outflows from Financing Activities

        During the three months ended March 31, 2018, the primary expenditure affecting cash outflows from financing activities was the repayment of long-term debt interest and principal related to the First Lien Term Loans and the repayment of interest on the USD Second Lien Term Loan. During the three months ended March 31, 2017, the primary expenditures affecting cash outflows from financing activities were (i) the payment of $75 million on the deferred purchase price for the Stars Interactive Group Acquisition in January 2017, (ii) the repayment of long-term debt interest and principal related to the First Lien Term

Loans and the USD Second Lien Term Loan, (iii) the settlement of an investment margin account previously utilized to acquire strategic investments in 2014, and (iv) the payment of certain transaction costs in connection with the Repricing. These expenditures were partially offset by a gain on settlement of certain derivatives.

  Cash Inflows from Investing Activities

        During the three months ended March 31, 2018, The Stars Group's cash outflows from investing activities were primarily driven by (i) payment for the acquisition of a 62% equity interest in CrownBet, and (ii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development. During the three months ended March 31, 2017, The Stars Group's cash outflows from investing activities were primarily driven by (i) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development, and (ii) the settlement of certain minimum revenue guarantees in connection with The Stars Group's divestiture of certain former B2B assets, in each case partially offset by the inflows of cash from the sale of investments.

Comparison of the Years Ended December 31, 2017 and 2016

        The table below outlines a summary of cash inflows and outflows by activity for the years ended December 31, 2017 and 2016.

	Year Ended December 31,
	2017	2016
	$000's	$000's
Net cash inflows from operating activities	494,600	349,936
Net cash outflows from financing activities	(443,802)	(375,586)
Net cash inflows from investing activities	174,850	28,871

  Cash Inflows from Operating Activities

        The Stars Group generated cash inflows from operating activities for the years ended December 31, 2017 and 2016. The Stars Group's cash inflows from operating activities increased for the year ended December 31, 2017 as compared to the prior year period primarily as a result of increased net earnings generated from The Stars Group's underlying operations.

  Cash Outflows from Financing Activities

        During the year ended December 31, 2017, the primary expenditures affecting cash outflows from financing activities were (i) the payment of $197.5 million of the deferred purchase price for the Stars Interactive Group Acquisition during the period and (ii) the repayment of long-term debt interest and principal related to the First Lien Term Loans and the repayment of interest on the USD Second Lien Term Loan, including the Prepayments, both partially offset by proceeds from exercised employee stock options. During the year ended December 31, 2016, the primary expenditures affecting the cash outflows from financing activities were (i) the payment of $200 million of the deferred purchase price for the Stars Interactive Group Acquisition in November 2016 and (ii) the repayment of long-term debt interest and principal related to the First Lien Term Loans and the USD Second Lien Term Loan.

  Cash Inflows from Investing Activities

        During the year ended December 31, 2017, The Stars Group's cash inflows from investing activities were primarily driven by (i) a change in the securities underlying the customer deposits from those classified as investments to those classified as cash and cash equivalents and (ii) proceeds from the completed dispositions of The Stars Group's retained ownership in NYX Gaming Group, the NYX Sub

Preferred Shares and Jackpotjoy securities, all of which were partially offset by capital expenditures, primarily consisting of investments in online Poker and Casino & Sportsbook development. During the year ended December 31, 2016, cash inflows from investing activities primarily consisted of the derestriction of certain required monthly excess cash flow deposits to partially fund the $200 million payment on the deferred purchase price, partially offset by (i) the required monthly excess cash flow deposits for the deferred purchase price for the Stars Interactive Group Acquisition, (ii) the cash collateral delivered as part of the $100 million supersedeas bond to stay enforcement of the Commonwealth of Kentucky trial court's order for damages against certain of The Stars Group's subsidiaries during the pendency of The Stars Group's appeal to the Kentucky Court of Appeal (the "Kentucky Bond Collateral"), (iii) capital expenditures, primarily consisting of investments in online Poker and Casino & Sportsbook development and (iv) the payment of certain minimum revenue guarantees in connection with The Stars Group's divestiture of certain former businesses.

Comparison of the Year Ended December 31, 2016 and 2015

        The table below outlines a summary of cash inflows and outflows by activity for the year ended December 31, 2016 and 2015 with respect to both continuing and discontinued operations.

	Year Ended December 31,
	2016	2015
	$000's	$000's
Net cash inflows from operating activities	349,936	362,710
Net cash outflows from financing activities	(375,586)	(807,200)
Net cash inflows from investing activities	28,871	370,653

  Cash Inflows from Operating Activities

        The Stars Group generated cash inflows from operating activities for the year ended December 31, 2016 and 2015. This was primarily the result of cash flow generated by The Stars Group's B2C gaming business. The Stars Group's cash inflows from operating activities decreased for the year ended December 31, 2016 as compared to the prior year period despite increased EBITDA primarily as a result of (i) payment of alleged gaming duties in Austria (primarily relating to periods prior to the Stars Interactive Group Acquisition) which were accrued in 2015, (ii) less collections of payment processor receivables, (iii) a decrease in the total deposit balances of high volume, net withdrawing customers, as partially offset by an increase in net deposits, and (iv) a reduction in accounts payable associated with the repayment of outstanding 2015 supplier balances.

  Cash Outflows from Financing Activities

        During the year ended December 31, 2016, the primary expenditures affecting cash outflows from financing activities were (i) the payment of $200 million on the deferred purchase price in November 2016 and (ii) the repayment of long-term debt interest and principal related to the First Lien Term Loans and the USD Second Lien Term Loan. During the year ended December 31, 2015, the primary expenditures affecting the cash outflows from financing activities were (i) the repayment of the senior and mezzanine debt facilities incurred in connection with the acquisition of Cadillac Jack Inc. in 2012 (the "USD Senior Facility" and the "USD Mezzanine Facility", respectively), including the associated prepayment penalty and costs, as a result of the Cadillac Jack Sale (as defined below), (ii) long-term debt interest and principal payments related to the First Lien Term Loans and the USD Second Lien Term Loan, and (iii) the repurchase of common shares under The Stars Group's then-effective normal course issuer bid.

  Cash Inflows from Investing Activities

        During the year ended December 31, 2016, The Stars Group's cash inflows from investing activities were primarily driven by the derestriction of certain required monthly excess cash flow deposits to partially fund the $200 million payment on the deferred purchase price in November 2016, partially offset by (i) the required monthly excess cash flow deposits for the deferred purchase price, (ii) the cash collateral delivered as part of the Kentucky Bond Collateral, (iii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development and (iv) the payment of certain minimum revenue guarantees in relation to the divestitures of The Stars Group's former B2B assets. During the year ended December 31, 2015, cash inflows from investing activities primarily resulted from the proceeds of the Cadillac Jack Sale, the Chartwell/Cryptologic Sale (as defined below) the Innova Offering, in each case as partially offset by the required monthly excess cash flow deposits for the deferred purchase price and capital expenditures, primarily consisting of investments in deferred development costs.

  Cash Inflows and Outflows from Discontinued Operations

        Certain of the former B2B businesses were classified as discontinued operations for the year ended December 31, 2015. The table below illustrates the impact of such discontinued operations on The Stars Group's cash flows during such period.

Year ended December 31, 2015
$000's
(As adjusted—note 4)
Net cash inflows from operating activities	1,225
Net cash inflows from financing activities	1,218
Net cash outflows from investing activities	(16,121)

        For additional information regarding the impact of such discontinued operations on The Stars Group's cash flows, see the 2016 Annual Financial Statements.

Summary of Significant Accounting Policies

        For a description of The Stars Group's significant accounting policies, critical accounting estimates and judgments, and related information, see note 2 to the Q1 2018 Financial Statements and note 2 to the 2017 Annual Financial Statements. Other than as set forth below, there have been no changes to The Stars Group's significant accounting policies or critical accounting estimates or judgments during the three months ended March 31, 2018 or the year ended December 31, 2017.

Change in Critical Accounting Estimates

        During the three months ended March 31, 2018, The Stars Group made the following changes to its critical accounting estimates or judgements:

  Valuation of Acquired Intangible

        Assets acquisitions may result in the recognition of software technology, customer relationships, partnership agreements and brands. These are valued using various valuation methodologies, such as market, income and cost methods. In applying these methodologies, certain key judgements and assumptions are made by management. Key judgements and assumptions include, but are not limited to, estimating future cash flows, selecting discount rates and selecting valuation methodologies. These estimates and assumptions are highly subjective and the ability to realize the future cash flows used in fair value calculations may be affected by changes in economic condition, economic performance or business strategies. For further information regarding the valuation of acquired intangible assets as it relates to the CrownBet acquisition, see note 14 in the Q1 2018 Financial Statements.

        During the year ended December 31, 2017, The Stars Group made the following changes to its critical accounting estimates or judgments:

Tax provision in respect of prior years

        Determining The Stars Group's income tax and its provisions for income taxes involves a significant degree of estimation and judgement, particularly in respect of open tax returns relating to prior years where the liabilities remain to be agreed with the local tax authorities. Provisions for income taxes are recognized based on management's best estimate of the outcome after taking into consideration all available evidence, and where appropriate, after taking external advice into consideration. The tax provision recorded in the 2017 Annual Financial Statements in respect of prior years relate to intercompany trading arrangements entered into in the normal course of business. Due to the uncertainty associated with such tax items it is possible that at a future date, on resolution of the open tax matters, the final outcome may vary significantly and there is the potential for a material adjustment to the carrying amounts of the liability recorded as a result of this estimation and uncertainty.

Recent Accounting Pronouncements

New Significant Accounting Policies Adopted

  IFRS 9, Financial Instruments

        The Stars Group has applied IFRS 9, Financial Instruments retrospectively from January 1, 2018. In accordance with the practical expedients permitted under the standard, comparative information for 2017 has not been restated.

        For further information regarding the impact of IFRS 9, see note 16 in the Q1 2018 Financial Statements.

  Financial Assets

        Financial assets are initially recognized at fair value and from January 1, 2018 are classified into one of the following measurement categories:

        Those to be measured subsequently at fair value, either through profit or loss or other comprehensive income; or

  •
  Those to be measured at amortized cost.

  •
  The classification depends on The Stars Group's business model for managing the financial assets and the contractual terms of the cash flows. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition. The Stars Group only reclassifies debt instruments when its business model for managing those assets changes.

        For assets measured at fair value, gains and losses are recorded in profit or loss or other comprehensive income. For investments in debt instruments, the classification depends on the business model and the contractual terms of the respective cash flows for which the investment is held. For investments in equity instruments that are not held for trading, the classification depends on whether The Stars Group has made an irrevocable election at the time of initial recognition to account for the equity instruments at fair value through other comprehensive income.

        At initial recognition, The Stars Group measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

  Debt instruments

        Subsequent measurement of debt instruments depends on The Stars Group's business model for managing the asset and the cash flow characteristics of that asset. There are three measurement categories into which The Stars Group classifies its debt instruments:

  •
  Amortized cost: assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized using the effective interest rate method.

  •
  Fair value through other comprehensive income ("FVOCI"): assets that are held for collection of contractual cash flows and for sale, where the cash flows represent solely payments of principal and interest are measured at FVOCI. Movements in the carrying amount are recorded in other comprehensive income, with impairment gains or losses, interest revenue and foreign exchange gains and losses recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is recognized using the effective interest rate method.

  •
  Fair value through profit or loss ("FVTPL"): assets that do not meet the criteria for classification as amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss and presented in the unaudited interim condensed consolidated statements of earnings.

  Equity instruments

        The Stars Group subsequently measures all equity instruments at fair value. Where The Stars Group's management elects to present fair value gains and losses on equity instruments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of those instruments. Dividends from such instruments continue to be recognized in profit or loss when The Stars Group's right to receive payment is established.

        Changes in the fair value of financial assets at FVTPL are recognized in the unaudited interim condensed consolidated statements of earnings.

  Impairment

        At the end of each reporting period, The Stars Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

        The Stars Group applies the simplified approach permitted by IFRS 9 for trade receivables and other financial assets held at amortized cost, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

        The impairment provision recorded in respect of debt instruments carried at FVOCI is determined at 12-months expected credit losses on the basis that The Stars Group considers these instruments as low risk.

        The forward-looking element is derived from comparison of current and projected macro-economic indicators covering primary markets in which The Stars Group operates.

Financial Liabilities

  Debt modification

        The Stars Group may pursue amendments to its credit agreements based on, among other things, prevailing market conditions. Such amendments, when completed, are considered by The Stars Group to be debt modifications. The accounting treatment of debt modifications is contingent upon whether the modified terms are substantially different than the previous terms. The terms of an amended debt agreement are considered substantially different when the discounted present value of the cash flows under the new terms, discounted using the original effective interest rate, are at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is considered substantially different, the transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment. If the modification is not considered substantially different, an adjustment to the carrying amount of the original debt instrument is recorded, which is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

  Derivatives

        The Stars Group uses derivative instruments for risk management purposes and does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value in the unaudited interim condensed consolidated statements of financial position. For derivatives not designated as hedging instruments, the re-measurement of those derivatives each period is recognized in the unaudited interim condensed consolidated statements of earnings.

        Derivatives are measured at fair value using pricing and valuation models whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources.

        As permitted by IFRS 9, The Stars Group has elected to continue to apply the hedge accounting requirements of IAS 39 rather than the new requirements of IFRS 9.

IFRS 15, Revenues from Contracts with Customers

        The Stars Group has applied IFRS 15, Revenues from Contracts with Customers from January 1, 2018. As permitted, The Stars Group has applied the standard using the modified retrospective approach, whereby the cumulative impact of adoption is recognized in opening retained earnings. Comparative information for 2017 has not been restated.

        The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by The Stars Group.

        For further information regarding the impact of IFRS 15, see note 16 in the Q1 2018 Financial Statements.

New Accounting Pronouncements—Not Yet Effective

        For a list of the new and revised accounting standards under IFRS that The Stars Group has not yet applied, see the Q1 2018 Financial Statements and 2017 Annual Financial Statements. Subject to full analysis The Stars Group does not currently expect that the adoption of such new and revised standards will have a material impact on the financial statements of The Stars Group in future periods, except as noted below:

  IFRS 16, Leases

        The IASB recently issued IFRS 16 to replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

        This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

        The Stars Group intends to adopt IFRS 16 from its effective date of January 1, 2019. The Stars Group is currently evaluating the impact of this standard and does not anticipate applying it prior to its effective date.

Off Balance Sheet Arrangements

        As at March 31, 2018, The Stars Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on The Stars Group's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes to Internal Control Over Financial Reporting

        Except as noted below, there has been no change in The Stars Group's ICFR that occurred during the three months ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, The Stars Group's ICFR.

        In The Stars Group's management's discussion and analysis for the three months and year ended December 31, 2016 and for each of the first three quarters of 2017, The Stars Group's management disclosed two material weaknesses in The Stars Group's ICFR that it had identified in its evaluation of the effectiveness of The Stars Group's ICFR at the financial year end December 31, 2016.

        The first material weakness in The Stars Group's ICFR related to derivative valuations and hedge accounting. In particular, management identified deficiencies related to the operating effectiveness of controls over derivative valuations and hedge accounting, including specifically as it related to management's review of internal calculations of fair value of derivatives and its review of the designation of such derivatives in hedge relationships. To remediate this material weakness, The Stars Group engaged an external service provider that specializes in derivative valuations and provides a Type 1 report in accordance with Statement on Standards for Attestation Engagements (SSAE) No. 16, Reporting on Controls at a Service Organization (a "SOC1 Report") to provide applicable valuations for comparison to management's internal valuations and to assist with hedge documentation and technical assessments related to any significant changes to existing hedge relationships or new hedge relationships. During the fourth quarter of fiscal year ended December 31, 2017, The Stars Group successfully completed the testing necessary for management to conclude that this material weakness had been remediated.

        The second material weakness in The Stars Group's ICFR related to foreign exchange rate information. Specifically, management identified deficiencies related to the design of controls over the foreign exchange rates used by The Stars Group to determine the impact of foreign exchange fluctuations and for financial reporting purposes. Such information was being obtained from a single source that did not provide management with a SOC1 Report and management did not validate such data. To remediate this material weakness, The Stars Group now obtains foreign exchange rate information from an additional reputable source in order to compare such information against that provided by its previous sole information source. During the fourth quarter of fiscal year ended December 31, 2017, The Stars Group successfully completed the testing necessary for management to conclude that this material weakness had been remediated.

Limitations on Effectiveness of Disclosure Controls and Procedures ("DC&P") and ICFR

        In designing and evaluating DC&P and ICFR, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of DC&P and ICFR must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. See also "Risk Factors—Risks Related to the Business of The Stars Group."

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF SKY BETTING & GAMING

        The following discussion and analysis of SBG's results of operations and financial condition covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of historical periods does not reflect the impact that the Transactions will have on SBG. You should read the following discussion of SBG's financial condition and results of operations in conjunction with the consolidated financial statements and related notes and the information presented in the sections entitled "Selected Historical Financial Information of Sky Betting & Gaming" and "Selected Pro Forma Financial Information" appearing elsewhere in this Prospectus Supplement. This discussion contains forward-looking statements that involve numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this Prospectus Supplement. Actual results may differ materially from those contained in any forward-looking statements.

  Key Metrics

        SBG utilizes a number of metrics, including those key metrics set forth below, to evaluate its business, measure performance, identify trends, formulate business plans and make strategic decisions. Management continues to review and assess the importance, completeness and accuracy of such metrics as it relates to its evaluation of SBG's business, performance and trends affecting the same. For each applicable period, SBG intends to provide key metrics that it believes may be the most helpful and relevant to a complete and accurate understanding of SBG's business, performance and trends affecting the same, in each case taking into account, among other things, the development of its product offerings, customer acquisition efforts, and expansion in new markets and verticals.

        SBG's key metrics, which include quarterly real-money active uniques ("QAUs"), net average revenue per user ("ARPU"), as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what SBG believes to be reasonable judgments and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its products and services across its customer base. Such challenges and limitations may also affect SBG's understanding of certain details of its business. In addition, SBG's key metrics and related estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information.

        For example, the methodologies used to measure SBG's customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions). Moreover, SBG's business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being properly recorded or accurately included, in the calculation of a particular key metric, such as QAUs. In addition, as it relates to certain of SBG's product and service offerings, customers are required to provide certain information when registering and establishing real-money accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would violate SBG's applicable terms and conditions of use) and customers could take advantage of certain customer acquisition incentives to register and interact with SBG's products and services, but not actually deposit or transfer funds into their real-money accounts with SBG. Although SBG typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

        SBG regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy that may result in the recalculation or replacement of historical metrics or introduction of new metrics. These changes may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods and adjustments to definitions in an effort to provide what management believes may be the most helpful and relevant data. SBG also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use and limit or eliminate promotional incentives that are susceptible to abuse), and its key metrics or estimates of key metrics may change due to improvements or changes in its methodology. Additionally, all of SBG's metrics are subject to software bugs, inconsistencies in SBG's systems and human error.

        With respect to QAUs and ARPU, SBG provides applicable trend information for each of the quarterly periods since the first quarter of fiscal 2016. SBG believes that readers should consider QAUs and ARPU together as customer growth and monetization trends reflected in such metrics are key factors that affect SBG's revenues.

Quarterly Real-Money Active Uniques (QAUs)

        SBG defines QAUs as active unique customers (online, mobile and desktop client) who have settled a stake on any betting or gaming product within the relevant period. SBG defines unique as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (betting and gaming). Trends in QAUs affect revenue and financial results by influencing the volume of gameplay, SBG's product offerings, and its expenses and capital expenditures. QAUs are disclosed below on a combined basis for SBG's real-money online gaming and betting brands.

        During the three months ended March 31, 2018, SBG had 1.82 million combined QAUs, an increase of 10.3% over the equivalent prior year period. The increase was primarily driven by continued development of the online platform, combined with competitive pricing and offers which has led to an increased market share across both betting and gaming products.

Average revenue per user (ARPU)

        SBG defines ARPU as the online betting and gaming net revenue generated by SBG divided by the number of active customers in the period indicated. SBG uses ARPU as a key operating measure in evaluating the performance and quality of its customer base, the effect of pricing changes, the effectiveness of marketing and the performance of its operations across its products and geographic regions. ARPU is a non-IFRS measure. For a reconciliation of the numerator of ARPU to the nearest IFRS measure, see below. For other important information on SBG's non-IFRS measures, see "Cautionary Note Regarding Use of Non-GAAP Measures". Trends in ARPU are a measure of growth as SBG continues to expand its betting and gaming offerings. In addition, the trends in SBG's ability to generate revenue on a per customer basis across its real-money online products are reflected in ARPU and are key factors that affect SBG's revenue.

        During the three months ended March 31, 2018, SBG's ARPU was £83, an increase of 5.5% from the equivalent prior year period. The growth in ARPU was primarily the result of an increase in betting ARPU and margin driven by increased uses of certain markets such as "RequestABet" which are typically higher margin, as well as sports results favorable to SBG.

        There are many variables that impact the monetization of SBG's product offerings through ARPU, including the amounts wagered and gross win margins (i.e., the percentage of wagers retained by SBG) in betting, and in gaming, the amount of time customers play on its products, offsets to revenue from rewards, bonuses and promotions, and the amount SBG spends on advertising and other expenses. SBG currently intends to increase ARPU in future periods by, among other things, (i) continuing to introduce new, innovative products and initiatives to improve customer experience and improve and increase engagement, (ii) cross-selling its online offerings among both new and existing betting and gaming customers, and (iii) continuing to expand its online betting and gaming offerings, including through the addition of new product offerings and new geographies.

        SBG's results of operations can fluctuate due to seasonal trends and other factors. In betting, fluctuations can occur around the sporting calendar with increased customer activity around notable or popular sporting events. Additionally, with respect to online sports betting, revenues fluctuate in line with gross win margin. However, the impact on revenues may be mitigated by the positive or negative impact of gross win margins on customer wagering, which can fluctuate inversely with such margins. As a result, prolonged periods of high gross win margin can negatively impact customer experience, enjoyment and engagement levels thereby resulting in lower customer wagering volumes across both sports betting and gaming. Conversely, while periods of low gross win margin tend to negatively impact revenues, this may be mitigated to an extent by increased customer wagering volume (generally referred to as recycling of winnings) due to the positive impact of customer-friendly results on customer experience, enjoyment and engagement. Further, changes to SBG's customer incentive offerings impact revenue, which could also cause fluctuations. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted SBG's historical results will repeat in future periods as SBG cannot influence or forecast many of these factors. For other factors that may cause its results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see "Liquidity and Capital Resources—Market Risk" and "Risk Factors—Risks Related to the Business of Sky Betting & Gaming".

        The tables below present reconciliations of the numerator of ARPU (i.e. Betting and Gaming net revenues) to the nearest IFRS measure (i.e. revenue) as reported for the applicable period. Unless otherwise noted, any deviation in the reconciliations below to measures presented herein may be the result of immaterial adjustments made in later periods due to certain accounting reallocations.

Key Factors Affecting SBG's Results of Operations

        The results of SBG's operations have been, and will continue to be, affected by many factors, some of which are beyond SBG's control. This section sets out certain key factors that have affected SBG's results of operations in the periods presented and could affect its results of operations in the future.

Regulatory Environment

        Online gaming is a highly regulated industry and the extent to which jurisdictions may reduce or increase their regulation, directly or indirectly, of online gaming, particularly in the UK, can affect SBG's financial condition of results of operations. More favorable regulation for online gaming companies may provide SBG with new opportunities by enabling access to previously prohibited jurisdictions or additional products in existing jurisdictions, although SBG typically incurs additional compliance costs when new regulations are introduced. Conversely, any further prohibitive regulation could have an adverse impact on SBG's financial condition or results of operations, for instance, by necessitating increased compliance costs, by restricting SBG's local marketing activities, by restricting or limiting certain products or offers, or by requiring SBG to cease accepting customers from such jurisdictions entirely.

        In the first nine months of fiscal 2018, over 99% of SBG's revenue was from regulated markets. As Germany and Austria are not yet fully regulated, this percentage is likely to reduce going forward, as SBG builds its customer base in those countries, following the launch of skybet.de in November 2017. SBG's international business line is discussed further in the 'Business of Sky Betting and Gaming' later.

        SBG was also subject to a regulatory settlement with the UKGC in 2018. See "SBG's systems and controls to restrict access to its products have failed previously and such systems and controls may not be adequate in the future." in "Risk Factors—Risks Related to the Business of Sky Betting & Gaming". This investigation has now been settled.

Customer growth driven by brand, marketing and technology

        SBG's financial performance is dependent on the growth of SBG's active customer base. Customer growth is driven by the continued growth, popularity and accessibility of online sports betting and gaming, the products which SBG offers and the people and technology which underpin those products.

        In addition to customer volume growth, there has also been an increase in average amounts wagered and ARPU. The overall growth in ARPU represents a combination of a maturing customer base and increased management focus on product development and successful promotion of higher margin products such as RequestABet. SBG continues to take steps to expand its popularity and brand awareness, including expansion into new markets and through increased marketing and promotions, which in turn drives increased customer acquisition and retention.

  Brand

        We believe SBG benefits from its well-known Sky Betting & Gaming brand as well as its relationship with Sky and the Sky Sports brand. Customer growth and retention are driven in part by recognition of the Sky brand, integrated marketing campaigns and cross promotion across Sky Sports channels and platforms, which provides multiple customer touchpoints and lowers the cost of customer acquisition, and the free to play games operated by SBG and jointly promoted by SBG and Sky. SBG leverages Sky's entertainment heritage to appeal to a large mass-market customer base. According to WPP plc., Sky is the sixth most valuable UK brand and, according to Forbes, Sky Sports is the fourth most valuable sports brand in the world. SBG has also developed as a brand in its own right, as evidenced by being the leading online betting and gaming brand by customer numbers.

  Marketing

        SBG conducts marketing activities through various different channels, including sponsorships, affiliate commissions and free-to-play games such as Soccer Saturday Super 6. SBG also incurs costs related to customer research which enable SBG's marketing to be more effectively targeted.

        In the fiscal year ended June 30, 2017, total marketing spend was £118.2 million, equivalent to 22.9% of total revenue. SBG's marketing costs have decreased as a percentage revenue over the historical period, in part due to data being increasingly leveraged to implement customer-specific promotions. SBG has a return-on-investment based approach to marketing costs, investing in brand awareness, customer acquisition and retention and cementing a brand positioning of "better." Digital marketing spend is closely monitored, with the return on investment monitored in real-time. Such investments have helped lead to an increased UK net ARPU of £198 in the fiscal year ended June 30, 2017, as compared to £184 in the fiscal year ended June 30, 2016. Brand marketing spend is operated centrally. In November 2017, SBG and the English Football League ("EFL") signed a new five-year headline sponsorship deal, taking the current sponsorship through to the end of the 2023/2024 season.

        Marketing spend is increasingly being directed towards safer gaming messaging. During the early months of the fiscal year ended June 30, 2018, SBG rolled out a series of high profile television advertisements that highlight the accessibility and attraction of SBG's player control tools, such as the ability to set deposit limits, time-outs and self-exclusions.

  Technology

        SBG has rapidly increased investment in its technology capabilities, both in terms of operating expenses and capital investment. This investment has driven both the creation of new products and scaling the capacity of SBG's platform, both of which drive customer retention and the acquisition of new customers. SBG's staff costs over the historical period have been driven by a significant ramp-up of technology-oriented employees as SBG has continued to invest in technology and to add scale to support growth.

Tax environment

        The results of SBG's operations have been and will be affected by changes to SBG's total tax charge. The calculation of SBG's total tax charge necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority. As jurisdictions introduce new gaming regulations, this is often coupled with changes to the relevant taxation requirements. From December 1, 2014, a new "point of consumption" tax regime was introduced in the UK which taxes betting and gaming revenues derived from UK customers (this change didn't impact betting revenues which were already taxed at 15% of betting gross margin (amounts wagered less winnings) under the existing UK tax regime). From that date, all gaming revenues derived from certain UK residents are subject to a 15% RGD, payable by the license holder on the "gaming provider's profits" (amounts wagered for pooled prize and ordinary gaming, less winnings and free bets). From August 1, 2017, the UK further changed the rules around imposition of RGD to bring free bets into the charge to tax to further align with the GBD taxation rules. SBG records gaming duties within cost of sales.

        In the fiscal year ended June 30, 2017, SBG's total corporation tax charge was £3.0 million, as compared to a credit of £4.3 million for the fiscal year ended June 30, 2016. In the future, SBG's effective tax rate could be affected by an increase in the mix of earnings derived from countries with higher statutory tax rates, a reduction in the mix of earnings derived from countries with lower statutory tax rates, an increase in the revenue contribution through operations in new markets with higher statutory tax rates or an increase in the headline rate of tax in any jurisdiction, particularly the UK, the main location for SBG's operations and customer base.

        We expect SBG's tax rate to be mainly driven by the UK corporate tax rate going forward. However, other changes to tax laws, particularly the evolution of international taxation regimes (such as BEPS) could also impact SBG. In addition to corporate income taxes, SBG may be impacted by further changes to "point of consumption" regimes, particularly any increases to the rate at which these taxes are levied in the UK or other jurisdictions in which SBG's customers are based. As a predominantly VAT exempt business, SBG is sensitive to any increases in the rate of VAT imposed in countries in which it operates.

Sporting results

        SBG's betting division revenue has historically been reliant on large sporting events, both to drive operating performance and to assist with customer acquisition. SBG offers odds on pre-match and in-play outcomes in a range of sporting events, as well as political and TV "specials", and a margin is generated, in part, by SBG accepting an exposure to certain sporting outcomes. As a result, the book of betting demand is not "balanced" or fully hedged. Historically, SBG's longer-term margin has been relatively consistent but SBG's margin in the short to medium-term can be highly volatile as it is dependent on sporting outcomes and this can have a material impact on SBG's financial results. In the fiscal year ended June 30, 2017, 57% of betting revenue was generated from football, 25% from racing and 18% from other betting. SBG's results for the first nine months of 2018 have further benefitted from positive football betting results for SBG.

        The timing of large sporting events can also have an impact on SBG's financial results. For example, the UEFA European Championship was responsible for significant customer volumes at the end of in the fiscal year ended June 30, 2016 and early in the fiscal year ended June 30, 2017. As a result, SBG's results in such periods may not be directly comparable with its results in periods without a major football tournament. Additionally, SBG's revenue fluctuates during the year around large sporting events, such as the Cheltenham Festival, with the majority of the seasonality coming from football and horse racing schedules.

Divisional Reporting

        SBG monitors performance across two divisions defined based on product type, 'betting' and 'gaming'. These divisions are outlined in further detail in the 'Business of Sky Betting and Gaming' later along with oddschecker and international financial information which are included within betting or gaming as applicable (outlined below). Head office costs are also reviewed in the aggregate and reported within 'Other':

  •
  Betting.  SBG's digital sports betting services, which includes all UK and international sports betting, as well as revenue and costs derived from Oddschecker and Sporting Life.

  •
  Gaming.  SBG's digital gaming operations delivered under the Sky Vegas, Sky Casino, Sky Poker, Sky Bingo brands. Gaming also includes revenue generated from Core Gaming Limited, SBG's proprietary content creation house ("Core Gaming").

  •
  Other.  Central costs such as staff costs, financing costs and professional fees, which are not directly attributable to either betting or gaming operations.

Description of Key Line Items

Revenue

        Revenue represents the revenue received from SBG's betting, gaming, Oddschecker and international operations. All revenue relates to the rendering of digital betting and gaming services and is all from continued operations.

Cost of sales

        Cost of sales comprises the costs of SBG's digital and gaming services, primarily consisting of direct costs. Direct costs principally comprise operational costs directly paid by SBG in respect of SBG's sales. Direct costs also includes revenue shares paid to content and platform providers, overseas gaming taxes, and payment transaction costs. These amounts are largely a function of either customer activity or SBG's revenue derived from the related activity.

Operating expenses

        SBG's operating expenses primarily consist of staff costs, marketing costs, license, feed and content costs and other costs.

Investment income

        Investment income comprises bank interest income, investment income from equity investments and loan interest income.

Finance costs

        Finance costs include interest accrued in the period on borrowings and historical preference share coupon expense, amortization of capitalized finance costs, fair value gains and losses and other finance costs.

Tax

        Tax expense represents the sum of the tax currently payable and deferred tax by SBG. SBG's liability for current tax is based on taxable profits for the year, and is calculated using tax rates that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are recognized using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profits. Temporary differences arising from goodwill and the initial recognitions of assets or liabilities that affect neither accounting profit nor taxable profit are not recognized.

        The carrying amount of deferred tax assets and liabilities is reviewed at each reporting date and adjusted to reflect an amount that is probable to be realized based on the weight of all available evidence. Deferred tax is calculated at the rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax assets and liabilities are not discounted. Deferred tax is charged or credited in the consolidated statement of comprehensive income, except where it relates to items charged or credited to equity, in which case the deferred tax is also included in equity. Deferred tax assets and liabilities are offset when there is a legal enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Results of Operations

        The table below presents SBG's results of operations for the periods indicated:

	Year ended June 30,		Nine months ended March 31,
	2016	2017	2017	2018
	(£ millions)		(£ millions)
Revenue	373.6	515.8	363.7	496.2
Cost of sales	(110.5)	(140.2)	(98.8)	(124.4)

Gross profit	263.1	375.6	264.9	371.8
Operating expenses	(219.7)	(307.0)	(224.0)	(270.6)

Operating profit	43.4	68.6	40.9	101.2
Revaluation on financial instruments measured at fair value	(10.7)	(2.5)	(2.6)	2.7
Investment income	0.4	1.7	1.2	1.0
Finance costs	(70.9)	(70.8)	(52.4)	(70.2)

Profit/(loss) before tax	(37.8)	(3.0)	(12.9)	34.7
Tax (expense)/credit	4.3	(3.0)	0.2	(19.8)

Profit/(loss) for the period attributable to equity shareholders	(33.5)	(6.0)	(12.7)	14.9
Other comprehensive profit/(loss) for the period, net of tax	(0.2)	(1.1)	(1.2)	3.5

Total comprehensive profit/(loss) for the period attributable to the equity shareholders	(33.7)	(7.1)	13.9	18.4

Comparison of the Nine Months Ended March 31, 2018 and 2017

	Nine Months Ended March 31,
£ millions, except percentage amounts	2018	2017	Variance	% Change
Betting revenue	302.7	209.3	93.4	45%
Gaming revenue	176.7	143.1	33.6	23%
Oddschecker revenue	15.2	12.5	2.7	22%
International revenue	1.6	(1.2)	2.8	N/A %
Total Revenue	496.2	363.7	132.5	36%
Cost of sales	(124.4)	(98.8)	(25.6)	26%
Operating expenses	(270.6)	(224.0)	(46.6)	21%
Revaluation of financial instruments measured at fair value	2.7	(2.6)	5.3	N/A %
Investment income	1.0	1.2	(0.2)	(17)%
Finance costs	(70.2)	(52.4)	(17.8)	34%
Tax (expense)/credit	(19.8)	0.2	(20.0)	N/A %

Revenue

        Revenue in the nine months ended March 31, 2018 has increased 36% compared to the prior year period. This increased was mainly attributable to (i) the impact of favorable sporting results on Betting margin, (ii) the continued organic growth of Betting, Gaming and Oddschecker operations, and (iii) the beginning of revenue generation in International during the period.

Revenue by Business Line

        UK Betting and Gaming revenues constitute the majority of SBG's revenues. Oddschecker and International performance is discussed separately below but forms part of the betting or gaming divisions for reporting purposes as outlined earlier. Over 99% of revenues are generated from the UK, therefore SBG does not disclose a split of revenue by geographic region, and there is limited foreign exchange impact on SBG's revenues.

Betting Revenue

        Betting revenue for the nine months ended March 31, 2018 was £302.7 million as compared to £209.3 million for the prior year period, a 44.6% increase year-on-year. The increase was driven in part by increased customer numbers as a result of continued product improvements on both the betting and gaming platforms. The nine months to March 31, 2018 has also experienced a sustained run of bookmarker friendly results between October 2017 and February 2018 which has driven higher margin percentages, particularly due to football results.

Gaming Revenue

        Gaming revenue for the nine months ended March 31, 2018 was £176.7 million, an increase of £33.6 million (23.5%) over the prior year (£143.1m). The increase was driven by increased active users, and new and relaunched customer incentive offerings which improved customer acquisition and retention. These benefits were offset by a decrease in cross-sell from betting customers following the sustained bookmaker-friendly results noted above.

Oddschecker Revenue

        Oddschecker revenue increased by £2.7 million, (21.6%), to £15.2 million in the nine months to March 31, 2018 from £12.5 million in the equivalent prior year period. This increase was primarily due to growth in new registrations from existing and new operators, as well as growth in the international Oddschecker product in Australia, Spain, Germany and Italy.

International Revenue

        International revenue increased by £2.8 million to £1.6 million in the nine months to March 31, 2018 from £(1.2) million in the equivalent prior year period. This increase was primarily due to growth in active users driven by customer acquisition offers, both in Germany (newly launched in the period) and Italy, as well as improved return on existing customers in Italy following the initial start up investment in the prior year period.

Expenses

Cost of sales

        Cost of sales increased by £25.6 million, (25.9%), to £124.4 million in the nine months to March 31, 2018 from £98.8 million in the equivalent prior year period. Costs of sales was impacted by the change in RGD (introduced in August 2017 but applicable to SBG operations from October 2017), which introduced 15% duty charge on gaming free bets. This change increased the cost of sales in the nine months to

March 31, 2018, however it was partially offset by increasing the volume of gaming content delivered through Core Gaming (in-house developer) and optimising bank transaction charges.

Operating expenses

        Operating expenses increased by £46.6 million, (20.8%), to £270.6 million in the nine months to March 31, 2018 from £224.0 million in the equivalent prior year period. This increase was primarily due to an increase in staff costs, marketing costs and license, feed and content costs.

Revaluation of financial instruments measured at fair value

        Revaluation of financial instruments measured at fair value increased by £5.3m to a gain of £2.7m in the nine months to March 31, 2018 from a loss of £2.6m in the equivalent prior year period. This was primarily driven by revaluation of financial liabilities relating to interest rate hedging instruments.

Investment income

        Investment income remained broadly stable, with a slight decrease of £0.2 million, to £1.0 million in the nine months to March 31, 2018 from £1.2 million in the equivalent prior year period due to the disposal of the NYX investment.

Finance costs

        Finance costs increased by £17.8 million (34%) to £70.2 million in the nine months to March 31, 2018 from £52.4 million in the prior year period. This increase was primarily driven by the refinancing of SBG's existing borrowings which was completed part way through the period.

Tax (expense)/credit

        Tax expense increased by £20.0 million to a £19.8 million expense in the nine months to March 31, 2018 from a £0.2 million credit in the equivalent prior year period. The tax increase was primarily driven by an increase in the profits of SBG subject to tax in the UK together with a reduction in the deferred tax credit on the revaluation of deferred tax liabilities as a result in the fall in UK tax rates.

Comparison of the Years Ended June 30, 2017 and 2016

	Year Ended June 30,
£ millions, except percentage amounts	2017	2016	Variance	% Change
Betting revenue	297.4	198.9	98.5	50%
Gaming revenue	201.0	159.5	41.5	26%
Oddschecker revenue	17.4	15.2	2.2	14%
International	—	—	—	—
Total Revenue	515.8	373.6	142.2	38%
Cost of sales	(140.2)	(110.5)	(29.7)	27%
Operating expenses	(307.0)	(219.7)	(87.3)	(40)%
Revaluation of financial instruments measured at fair value	(2.5)	(10.7)	8.2	(77)%
Investment income	1.7	0.4	1.3	325%
Finance costs	(70.8)	(70.9)	0.1	0%
Tax (expense)/credit	(3.0)	4.3	(7.3)	N/A %

Revenue

        Revenue increased by £142.2 million, (38.1%), to £515.8 million in fiscal 2017 from £373.6 million in fiscal 2016. This increase was primarily due to an increase in betting and gaming revenue in the UK.

Revenue by Business Line

        UK Betting and Gaming revenues constitute the majority of SBG's revenues. Oddschecker and International performance is discussed separately below but forms part of the betting or gaming divisions for reporting purposes as outlined earlier. Over 99% of revenues are generated from the UK, therefore SBG does not disclose a split of revenue by geographic region, and there is limited foreign exchange impact on SBG's revenues.

Betting Revenue

        Betting revenue increased by £98.5 million (49.5%) to £297.4 million in the fiscal 2017 from £198.9 million in fiscal 2016. This increase was primarily driven by an increase in active customers by approximately 30% during the period. A number of product improvements, a broader range of markets and innovative technology also helped to drive higher engagement levels from customers with ARPU growth of approximately 20% year over year. The growth in ARPU is in part due to increased management focus on product development and promotion of higher margin products. SBG reduced the use of free bets as a customer retention tool over the period, which is also a factor in driving higher ARPU in fiscal 2017.

Gaming Revenue

        Gaming revenue increased by £41.5 million, (26.0%) to £201.0 million in fiscal 2017 from £159.5 million in fiscal 2016. This increase was primarily due to strong performance and customer growth from Sky Vegas and Sky Casino, as well as revenue growth from cross-sell to betting customers along with ongoing product improvements, customer promotions and exclusive gaming content.

Oddschecker Revenue

        Oddschecker revenue increased by £2.2 million (14.5%) to £17.4 million in fiscal 2017 from £15.2 million in fiscal 2016. This increase was primarily due to growth in new registrations from existing and new operators, as well as international expansion of the Oddschecker product in Australia, Spain, Germany and Italy.

International Revenue

        The International businesses were launched in fiscal 2017 but did not generate any net revenue as a result of customer acquisition offers (i.e. free bets).

Expenses

Cost of sales

        Cost of sales increased by £29.7 million, or 26.9%, to £140.2 million in fiscal 2017 from £110.5 million in fiscal 2016. Costs of sales increased due to increased revenues. However, as a percentage of revenue cost of sales fell from 29% in fiscal 2016 to 27% in fiscal 2017 due to continued emphasis on cost efficiency on bank charges and more favourable terms with revenue share providers.

Operating expenses

        Operating expenses increased by £87.3 million, (39.7%), to £307.0 million in fiscal 2017 from £219.7 million in fiscal 2016. This increase was due to an increase in staff costs, marketing, license, feed and content costs. Staff costs increased by £19.3 million, (55.5%), driven by a significant ramp-up in employee numbers across the business (including in technology focused staff). SBG continued to invest in technology and add scale to support the growth in revenue, and continued to put in place central operations and functions following the separation from Sky. Marketing costs increased by £39.1 million, (49.4%), largely to support customer acquisition and retention, although the increase was tempered by more efficient and targeted marketing methods using customer analytics and social media. License, feed and content costs increased by £3.7 million, (30.1%), primarily as the result of SBG offering a greater range of products and markets along with product innovations, such as the live streaming of certain sporting events.

Revaluation of financial instruments measured at fair value

        Revaluation of financial instruments measured at fair value decreased by £8.2m to a loss of £2.5m in fiscal 2017 from a loss of £10.7m in fiscal 2016. This was primarily driven by changes in the fair value of certain financial assets held within the NYX Gaming Group investment and financial liabilities relating to interest rate hedging instruments. Further discussion of these items is included within the notes to SBG's audited annual financial statements.

Investment income

        Investment income remained broadly stable, with a modest increase of £1.3 million, to £1.7 million in fiscal 2017 from £0.4 million in fiscal 2016 due to the income generated from the NYX investment.

Finance costs

        Finance costs also remained broadly consistent, decreasing by £0.1 million, to £70.8 million in fiscal 2017 from £70.9 million in fiscal 2016.

Tax (expense)/credit

        Tax increased by £7.3 million to a £3.0 million expense in fiscal 2017 from a £4.3 million credit in fiscal 2016. While UK profits have increased over the period, the corporation tax charge fell from March 2015 as a result of changes to the debt financing of SBG. A deferred tax credit of £2.0 million is reflected in the fiscal 2017 tax charge following the enactment of changes to the UK tax rate.

Division Information

        SBG has two divisions, which are defined based on product type, reflecting how SBG's operations are monitored and managed. Information regarding the results of each division for the first nine months of 2018 and 2017, and in the fiscal year ended June 30, 2017 and 2016 are set out in the tables below. The following table sets out SBG's divisions for the first nine months of 2018.

	Betting	Gaming	Other	Total SBG
	(£ millions)
Revenue	319.5	176.7	—	496.2
SBG Adjusted EBITDA(1)	135.0	80.8	(59.2)	156.6
Profit/(loss) before tax				34.7

        The following table sets out SBG's divisions for the first nine months of 2017.

	Betting	Gaming	Other	Total SBG
	(£ millions)
Revenue	220.6	143.1	—	363.7
SBG Adjusted EBITDA(1)	101.7	39.4	(47.7)	93.4
Profit/(loss) before tax				(12.9)

        The following table sets out SBG's divisions for the fiscal year ended June 30, 2017.

	Betting	Gaming	Other	Total SBG
	(£ millions)
Revenue	314.8	201.0	—	515.8
SBG Adjusted EBITDA(1)	119.5	95.4	(69.1)	145.8
Profit/(loss) before tax				(3.0)

        The following table sets out SBG's divisions for the fiscal year ended June 30, 2016.

	Betting	Gaming	Other	Total SBG
	(£ millions)
Revenue	214.1	159.5	—	373.6
SBG Adjusted EBITDA(1)	87.2	54.9	(36.7)	105.4
Profit/(loss) before tax				(37.8)

(1)
See the reconciliation of SBG Adjusted EBITDA to the nearest IFRS measure in "Summary—Summary Information of Sky Betting & Gaming".

Liquidity and Capital Resources

        SBG's principal sources of liquidity are its cash generated from operations and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and investments, which are primarily certain highly liquid, short-term investments, including money market funds. SBG's working capital needs are generally minimal over the year as its current business requires customers to deposit funds prior to playing or participating in its real-money product offerings. SBG believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. SBG also believes that investing is a key element necessary for the continued growth of SBG's customer base and the future development of new and innovative products and services. Based on SBG's currently available funds, funds available from the SBG Credit Facility (as defined and detailed below) and its ability to access the capital markets, if necessary, SBG believes that SBG would have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development activities and other capital expenditures for at least the next 12 months. Notwithstanding, as a result of, among other things, the state of capital markets and SBG's ability to access them on favorable terms, if at all, micro and macro-economic downturns, and contractions of SBG's operations may influence its ability to secure the capital resources required to satisfy current or future obligations (including, without limitation, those set forth under "Commitments" below) and fund future projects, strategic initiatives and support growth. For a description of the factors and risks that could affect SBG's ability to generate sufficient amounts of cash and access the capital markets, in the short—and long-terms, in order to maintain SBG's capacity to meet its obligations and expected growth or fund development activities, see "Risk Factors—Risks Related to the Business of Sky Betting & Gaming".

Market Risk

        SBG is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

        SBG is exposed to foreign exchange risk due to its overseas expansion to Italy and Germany, as well as due to bank borrowings in a foreign currency. The predominant risk relates to the $500 million bank loan within Cyan Blue Holdco 3 Limited. To mitigate the foreign exchange risk, SBG entered into three agreements on August 24, 2017 to swap $150 million each for a fixed rate and another agreement on March 5, 2018 to swap $52.5 million for a fixed rate. For additional information on derivatives, see also notes 2 and 21 to SBG's audited annual financial statements. SBG monitors movements in foreign exchange rates by frequently reviewing certain currency pairs. SBG may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Risk

        SBG is exposed to interest rate risk because it has bank borrowings at a floating rate. This predominantly relates to the £437 million and €500 million bank loans within Cyan Blue Holdco 3 Limited, which both attract interest at a floating rate. To mitigate the risk of interest rate exposure on these loans SBG has entered into six agreements to swap a floating interest rate for a fixed rate. On July 7, 2015 SBG entered into two agreements each for £150 million with the floating interest rate fixed and payable at 1.42% and 1.43%. These agreements are due to expire in June 2020 and are not designated as accounting hedges. In August 2017 SBG entered into three further agreements each to swap $150 million in order to hedge against both interest rate and foreign exchange risk, which are designated in a cash flow hedge. In March 2018, SBG entered into a further agreement to swap $52.5 million in order to hedge against both interest rate and foreign exchange risk, which is designated as a cash flow hedge. SBG pays in GBP at a fixed interest rate and exchange rate in exchange for USD interest at a floating rate.

        SBG's cash consists primarily of cash on deposit with banks and its investments consist primarily of certain highly liquid, short-term instruments, including debt securities and funds. SBG's investment policy and strategy is focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on SBG's cash and investments and the market value of those securities. However, any realized gains or losses resulting from such interest rate changes would occur only if SBG sold the investments prior to maturity.

Liquidity Risk

        SBG is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. SBG manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by monitoring the maturity profiles of financial assets and liabilities and by continuously monitoring forecast and actual cash flows. As at March 31, 2018 SBG has available undrawn committed borrowing facilities of £35 million.

Commitments

        SBG's commitments primarily relate to various office leases. The table below presents a summary of SBG's commitments at the periods indicated.

	As at June 30		As at March 31
	2016	2017	2017	2018
Within one year	2.6	2.7	3.2	3.8
In second to fifth year inclusive	8.9	8.5	10.2	10.7
After five years	5.0	3.9	5.0	3.7

Total	16.5	15.1	18.4	18.2

        SBG's commitments are contracted but not recorded as liabilities on SBG's balance sheet. In addition, as at March 31, 2018, SBG had commitments in relation to technology and IT contracts of 26.2 million (March 31, 2017: £20.5 million), which are contracted but not recorded as liabilities on SBG's balance sheet.

Credit Facility

        SBG's long term credit facilities consists of (i) a £437.0 million fully-drawn term loan facility, repayable on 25 August 2024 (the "GBP Term Loan Tranche") (ii) a $499m USD Term Loan Tranche, requiring scheduled quarterly payments in amounts equal to 0.25% of the aggregate starting principal ($500m) with the balance due on 25 August 2024 (the "USD Term Loan Tranche"), and (iii) a £35.0 million committed multicurrency revolving credit facility, repayable on 25 August 2023 (the "RCF" and together with the Term Loan Tranches, the "SBG Credit Facilities") each made available by one or more lenders pursuant to the Amended and Restated Credit Agreement dated as of February 25, 2015 (as amended and/or amended and restated from time to time) (the "SBG Credit Agreement").

        Borrowings under the GBP Term Loan Tranche and the RCF bear interest at Adjusted LIBOR plus a margin of (i) in respect of the GBP Term Loan Tranche, 4.25% per annum, subject to one leveraged-based reduction of 25 basis points if Total Net First Lien Leverage Ratio is less than or equal to 4.75x (ii) in the case of the USD Term Loan Tranche, initially 2.75% per annum, subject to a reduction to 2.50% on and from the date on which the Company has a corporate credit rating from Standard & Poor's of B+ (or better) and a corporate family rating from Moody's of B1 (or better) and (iii) in the case of the RCF, initially 2.25% per annum, subject to two leverage based reductions of 25 basis points each at Total First Lien Leverage Ratio levels of 2.5x and 2.0x respectively. Additionally, in respect of the RCF, a commitment fee of 35% of the then applicable margin on the undrawn commitments under the facility is payable.

        The SBG Credit Agreement includes voluntary and mandatory prepayments, representations and warranties, ability to incur "incremental" debt facilities, affirmative, operating and negative covenants, and events of default and consequences thereof, and grace and cure periods and guarantees and security from the loan parties, in each case, subject to certain changes and/or other amendments to pricing, qualifications, thresholds, exceptions, grace and cure periods and without limiting the foregoing, (i) a "springing" financial maintenance covenant in lieu of the Financial Maintenance Covenant, pursuant to which if the outstanding utilizations of the RCF at any time exceed £20.0 million, Holdings and the Borrowers must ensure that the Total Net Leverage Ratio (Credit Agreement) does not exceed 8:25:1.00 as at the end of each fiscal quarter and (ii) no Covenant Fall Away Provision.

Long-Term Debt

        The table below presents a breakdown of SBG's interest-bearing loans and borrowings as at the dates indicated.

As at 31 March 2018
(£ millions)
Unsecured borrowings at amortised cost
Loans with Company's immediate parent(1)	370.4
Accrued interest on loans with Company's immediate parent(1)	8.9
Loans with related parties(2)	104.2
Accrued interest on loans with related parties(2)	2.5
Preference shares owed to Cyan Blue Manco Limited(3)	6.5
Accrued coupon on preference shares(3)	1.8

Total unsecured	494.3

Secured borrowings at amortised cost
Bank loans(4)	786.4

Total Secured	786.4

Total borrowings	1,280.7

Notes:

(1)
The loans with the Company's immediate parent relate to amounts payable to Cyan Blue Jerseyco Limited of £370.4 million at March 31, 2018 (payable by Cyan Blue Topco Limited) plus accrued interest for the nine months to March 31, 2018. Interest is payable at 10% per annum. Interest is payable in the form of PIK notes which are issued at December 31, each year and subsequently attract interest at 10% per annum. The repayment date is 19 March 2055.

(2)
The loans with related parties include amounts payable to the Sky plc group of £104.2 million at March 31, 2018 plus accrued interest for the nine months to March 31, 2018 due from Cyan Blue Topco Limited with interest payable at 10% per annum. Unpaid interest accrues and compounds onto the principal amount at December 31 each year, until the repayment date.

(3)
The preference shares issued by Cyan Blue Topco Limited to Manco of £6.5m with interest payable at 10% per annum compounding on the 19th March of each year until the repayment data in March 2055.

(4)
During the nine month period to March 31, 2018, the bank loan of £340.0 million plus accrued interest due was repaid. Two new loans were raised during the same period, £475 million with interest payable at a floating rate of 4.25%+3 month GBP LIBOR and $450 million with interest payable of 3.5%+3 USD month LIBOR. Both loans expire in August 2024. On March 5, 2018, the Company agreed a number of amendments to the SBG Credit Agreement including repricing of the USD tranche to 2.75% + USD LIBOR and increasing the USD tranche to $500 million. The incremental USD debt was used to pay partially repay the GBP tranche.

        SBG considers that the carrying amount of borrowings approximates to their fair values. All borrowings are due for settlement in more than 12 months.

Cash Flow Comparison of the Nine Months Ended March 31, 2018 and 2017

        The table below outlines a summary of cash inflows and outflows by activity for the nine months ended March 31, 2018 and 2017.

	Nine Months Ended March 31,
	2018	2017
	£ millions	£ millions
Net cash inflows from operating activities	162.0	110.8
Net cash outflows from financing activities	(100.2)	(20.2)
Net cash inflows/(outflows) from investing activities	5.7	(27.5)

  Cash Inflows from Operating Activities

        Net cash inflow from operating activities increased by £51.2 million, or 46.2%, to £162.0 million in the nine months to March 31, 2018 from £110.8 million in the nine months to March 31, 2017, primarily due to the increase in revenue and operating profit.

  Cash Outflows from Financing Activities

        Net cash outflow from financing activities increased by £80.0 million, to £100.2 million in the nine months to March 31, 2018 from £20.2 million in the nine months to March 31, 2017, primarily due to payment of dividends and bank loans repaid in excess of new bank funding.

  Cash Inflows/Outflows from Investing Activities

        Net cash flow from investing activities increased by £33.2 million, to a £5.7 million inflow in the nine months to March 31, 2018, from a net outflow of £27.5 million in the nine months to March 31, 2017, primarily due to the sale of SBG's investment in NYX Gaming Group as described above, offset by increased investment in property, plant and equipment to facilitate SBG's growth.

Comparison of the Years Ended June 30, 2017 and 2016

        The table below outlines a summary of cash inflows and outflows by activity for the fiscal years ended June 30, 2017 and 2016.

	Year Ended June 30,
	2017	2016
	£ millions	£ millions
Net cash inflows from operating activities	141.8	123.9
Net cash outflows from financing activities	(106.9)	(23.3)
Net cash outflows from investing activities	(32.5)	(51.7)

  Cash Inflows from Operating Activities

        Net cash inflow from operating activities increased by £17.9 million (14.4%) to £141.8 million in fiscal 2017 from £123.9 million in fiscal 2016, primarily due to the increase in revenue.

  Cash Outflows from Financing Activities

        Net cash outflow from financing activities increased by £83.6 million (358.8%) to £106.9 million in fiscal 2017 from £23.3 million in fiscal 2016, primarily due to the repayment of a shareholder loan of £83.1 million to Sky in June 2017.

  Cash Outflows from Investing Activities

        Net cash outflow from investing activities decreased by £19.2 million (37.1%) to £32.5 million in fiscal 2017 from £51.7 million in fiscal 2016, primarily due to the acquisition of Core Gaming for £1.1 million and SBG's £22.7 million investment in NYX Gaming Group during 2016, as well as increased investment in property, plant and equipment primarily related to SBG's growth.

Summary of Significant Accounting Policies

        For a description of SBG's significant accounting policies, critical accounting estimates and judgments, and related information, see note 2 to SBG's audited annual financial statements. Other than as set forth below, there have been no changes to SBG's significant accounting policies or critical accounting estimates or judgments during the nine months ended March 31, 2018, except for SBG accounting for cash flow hedging certain derivatives which relate to highly probable forecast transactions ('hedged items'), and meet the qualifying criteria under IAS 39 'Financial Instruments: Recognition and Measurement' (IAS 39). However, in April 2018 as a result of the proposed acquisition by the Stars Group, SBG de-designated its cash flow hedges. See note 2 to SBG's interim condensed consolidated financial statements.

Recent Accounting Pronouncements

        SBG has adopted the following pronouncements in the period:

  •
  Amendments to IAS 12—Recognition of Deferred Tax Assets for Unrealized Losses (effective from July 1, 2017)

  •
  Amendments to IAS 7—Disclosure Initiative (effective from July 1, 2017)

  •
  Annual Improvements 2014-2016 Cycle—Amendments to IFRS 12 (effective from July 1, 2017)

        SBG has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for SBG's accounting periods beginning on or after July 1, 2018 or later periods. These new pronouncements are listed below:

  •
  IFRS 9 Financial Instruments (2014) (effective from July 1, 2018)

  •
  IFRS 15 Revenue from Contracts with Customers (effective from July 1, 2018)

  •
  IFRIC 22 (effective from July 1, 2018)

  •
  Annual Improvements 2014-2016 Cycle—Amendments to IFRS 1 and IAS 28 (effective from July 1, 2018)

  •
  Amendments to IFRS 2—Classification and Measurement of Share-based Payment Transactions (effective from July 1, 2018)

  –
  Amendments to IAS 40—Transfers of Investment Property (effective from July 1, 2018)

  •
  IFRS 16 Leases (effective from July 1, 2019)

  •
  IFRIC 23 (effective from July 1, 2019)

  •
  Amendments to IAS 28—Long-term Interests in Associates and Joint Ventures (effective from July 1, 2019)

  •
  Annual Improvements 2015-2017 Cycle—Amendments to IFRS 3, IAS 12 and IAS 23 (effective from July 1, 2019)

        These pronouncements are not expected to have a material impact on SBG except as discussed below:

IFRS 15

        When IFRS 15 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the financial statements, or with the cumulative impact of IFRS 15 applied as an adjustment to equity on the date of adoption; when the latter approach is applied, it is necessary to disclose the impact of IFRS 15 on each line item in the financial statements in the reporting period. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers:

  •
  Identify the contract with the customer

  •
  Identify the performance obligations in the contract, introducing the new concept of 'distinct'

  •
  Determining the transaction price

  •
  Allocating the transaction price to the performance obligations in the contracts, on a relative stand-alone selling price basis.

  •
  Recognise revenue when (or as) the entity satisfies its performance obligation

        IFRS 15 also introduces new guidance on, amongst other areas, combining contracts, discounts, variable consideration, contract modifications and requires that certain costs incurred in obtaining and fulfilling customer contracts be deferred on the SFP and amortised over the period an entity expects to benefit from the customer relationship.

        To date, SBG has conducted a detailed accounting review of the impact of IFRS 15 across the products and services within SBG's revenue streams. SBG has determined that the impact of IFRS 15 is not expected to be material with the modified retrospective approach likely to be taken.

IFRS 9

        When IFRS 9 is adopted the standard is expected to impact the classification and measurement of financial instruments and is expected to require certain additional disclosures. IFRS 9 should be applied subject to certain exemptions. The standard introduces the following:

  •
  An 'expected credit loss' model for the measurement of the impairment of financial assets, so it is no longer necessary for the credit event to have occurred before a credit loss is recognised.

  •
  A new hedge accounting model that is designed to more closely align with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

  •
  A logical approach for the classification of financial assets, driven by cash flow characteristics and the business model in which an asset is held.

  •
  Embedded derivatives are no longer separated from financial asset hosts.

        SBG is still in the process of quantifying the implications of this standard. However, qualitatively SBG expects the following impacts:

  •
  Providing for loss allowances on SBG's existing financial assets is expected to reduce the value of SBG's financial assets on SBG's Statement of Financial Position and operating profit will decrease, although this is not expected to have a material impact.

  •
  IFRS 9 removes the requirement of a hedge to meet the 80%-125% effectiveness range, instead the entity can perform a qualitative or quantitative assessment to capture the sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term which will impact how SBG performs its hedge effectiveness assessment.

  •
  IFRS 9 introduces the concept of rebalancing, which allows adjustments to the hedged item or instrument in order to maintain an effective hedge ratio. When rebalancing a hedge relationship, the hedge documentation must be updated and any ineffectiveness on rebalancing must be recognised immediately.

  •
  IFRS 9 is based on the concept that financial assets should be classified and measured at fair value, with changes in fair value recognised in profit and loss as they arise ("FVPL"), unless restrictive criteria are met for classifying and measuring the asset at either amortised cost or Fair value through other comprehensive income ("FVOCI"). Consequently the current AFS investment (see note 31) will be reclassified from AFS assets through other comprehensive income, to FVPL.

  •
  Under IFRS 9, there is no special treatment for embedded derivatives; the entire contract must be classified as either Amortised cost, FVPL or FVOCI depending on specified criteria. The preference share investment in NYX Gaming Group (see note 18) is currently split between the embedded derivative and the debt, with the debt being valued at amortised cost. Under IFRS 9 the whole instrument is to be classified as FVPL.

IFRS 16

        When IFRS 16 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the financial statements, or with the cumulative retrospective impact of IFRS 16 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 16 on each line item in the financial statements in the reporting period. SBG has not yet determined which method will be adopted.

        IFRS 16 replaces IAS 17 'Leases' and will primarily change lease accounting for lessees; lessor accounting under IFRS 16 is expected to be similar to lease accounting under IAS 17. Lessee accounting under IFRS 16 will be similar in many respects to existing IAS 17 accounting for finance leases, but is expected to be substantively different to existing accounting for operating leases.

        Where a contract meets IFRS 16's definition of a lease and new associated guidance, where SBG acts as a lessee, lease agreements will give rise to the recognition of a non-current asset representing the right to use the leased item, and a loan obligation for future lease payables on SBG's SFP.

        Lease costs will be recognised in the form of depreciation of the right to use asset and interest on the lease liability, which may impact the phasing of operating profit and profit before tax, compared to existing cost profiles and presentation in SCI, and will also impact the classification of associated cash flows.

        SBG is still in the process of quantifying the implications of this standard. However, qualitatively SBG expects the following impacts:

  •
  There is expected to be an increase in total assets, as leased assets which are currently accounted for off the SFP (i.e. classified as operating leases under IAS 17) will be recognised on the SFP. The biggest asset category impacted for SBG is expected to be land and buildings.

  •
  There is expected to be an increase in debt, as liabilities relating to existing operating leases are recognised.

  •
  Operating lease expenditure will be reclassified and split between depreciation and finance costs. Therefore operating profit will increase. Future depreciation and finance costs for SBG's historic leases are also affected by SBG's choice of transition method, which is still under review.

  •
  There may be a corresponding effect on tax balances in relation to all of the above impacts

Off-Balance Sheet Arrangements

        As at March 31, 2018, SBG had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on SBG's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

 USE OF PROCEEDS

        We intend to use the net proceeds of the Offering of Treasury Shares, together with borrowings under the Senior Facilities, the net proceeds from the Notes Offering (or, if applicable, the Senior Unsecured Bridge Facility) and cash on hand within The Stars Group to fund the Acquisition and to pay related fees and expenses. In addition, we intend to use a portion of the borrowings under the Senior Facilities together with a portion of the net proceeds from the Notes Offering (or, if applicable, the Senior Unsecured Bridge Facility), to repay all of SBG's outstanding indebtedness, excluding certain payments in respect of swap obligations, and to repay certain SBG shareholder loans and SBG preference shares, as well as to refinance certain of our outstanding indebtedness. See "The Acquisition—Financing the Acquisition" and "Consolidated Capitalization".

        The net proceeds from the sale of the Treasury Shares to be received by us are estimated to be approximately $    •     million (assuming no exercise of the Over-Allotment Option) and $    •     million (if the Over-Allotment Option is exercised in full) after deducting the Underwriters' fee of $    •     million (assuming no exercise of the Over-Allotment Option) and $    •     million (if the Over-Allotment Option is exercised in full) but before deducting expenses of the Offering. We will not receive any of the proceeds of the sale of Secondary Shares by the Selling Shareholders.

        This Offering is not contingent on completion of the Acquisition or the Debt Financing. If the Acquisition is not completed, we intend to use the net proceeds from this Offering for general corporate purposes, which may include financing of future acquisitions and the repayment of existing indebtedness. See "Risk Factors—Risks Related to the Acquisition—If the Acquisition is not completed, our management will have broad discretion to use the net proceeds of the sale of Treasury Shares under this Offering.". Pending their use, we intend to invest the net proceeds to us from this Offering in short-term, investment-grade, interest-bearing instruments or hold them as cash.

        The following table sets forth the estimated sources and uses of funds in connection with the Offering and Transactions, assuming the Acquisition occurred on March 31, 2018 based on estimated amounts outstanding on that date, except for the items discussed below for which an alternative assumption has been made. The actual sources and uses of funds may vary from the estimated sources and uses of funds set forth below. The estimated sources and uses of funds presented below should be read in conjunction with "The Acquisition—Financing the Acquisition", "Consolidated Capitalization" and "Selected Pro Forma Financial Information", included elsewhere in this Prospectus Supplement. In addition, a portion of the Acquisition consideration will be comprised of loan notes which will be immediately exchanged into the Consideration Shares.

Sources of Funds		Uses of Funds
(dollars in millions(1))
Revolving Facility	$100	Purchase of SBG equity(4)	$1,824
New Term Loans(2)	$4,975	Refinancing of SBG indebtedness(5)	1,102
Notes Offering	850	Repayment of SBG preference shares(6)	12
This Offering	567	Repayment of SBG shareholder loans(7)	681
Cash from balance sheet(3)	107	Refinancing of The Stars Group indebtedness(8)	2,790
		Transaction and Offering fees and expenses(9)	190

Total sources of funds	$6,599	Total uses of funds	$6,599

(1)
All amounts denominated in Euros have been converted to US dollars at a March 31, 2018 exchange rate of US$1.24 = €1.00, and all amounts denominated in British pound sterling have been converted to US dollars at a March 31, 2018 exchange rate of US$1.40 = £1.00, with the exception of the cash consideration for the purchase of SBG equity (see footnote (4) below).

(2)
Represents $3,283 million aggregate principal amount of the New USD Term Loan, €1,000 million aggregate principal amount of the New Euro Term Loan and £400 million aggregate principal amount of the New GBP Term Loan.

(3)
The actual amount of cash available as a source of funds will depend on, among other things, the cash balances of The Stars Group and its subsidiaries as of the closing date of the Acquisition.

(4)
Represents the aggregate cash consideration payable to equity holders of SBG on the closing date of the Acquisition of approximately $1,824 million, excluding the approximately $1,044 million of additional consideration payable by the issuance of loan notes which will be immediately exchanged into the Consideration Shares. The aggregate cash consideration of $1,824 million is consistent with that which has been assumed for the purposes of the pro forma consolidated financial statements included and incorporated by reference in this Prospectus Supplement and the Prospectus. Such aggregate cash consideration has been estimated based on closing price of the Common Shares on May 31, 2018 and translated at the exchange rate applicable on that date of US$1.33 = £1.00. For further information regarding this estimate of the aggregate cash consideration see the pro forma consolidated financial statements included and incorporated by reference in this Prospectus Supplement and the Prospectus.

(5)
Represents approximately $1,102 million aggregate principal amount of SBG's outstanding indebtedness as of March 31, 2018, which will be paid at or immediately following the closing of the Acquisition. These amounts exclude accrued and unpaid interest on such indebtedness, which will also be paid at or immediately following the closing of the Acquisition.

(6)
Represents approximately $12 million outstanding principal of SBG preference shares as of March 31, 2018, which will be paid at or immediately following the closing of the Acquisition. These amounts exclude accrued and unpaid interest on such preference shares, which will also be paid at or immediately following the closing of the Acquisition.

(7)
Represents approximately $681 million aggregate principal amount SBG shareholder loans as of March 31, 2018, which will be paid at or immediately following the closing of the Acquisition. These amounts exclude accrued and unpaid interest on such loans, which will also be paid at or immediately following the closing of the Acquisition.

(8)
Represents approximately $2,790 million aggregate principal amount of The Stars Group's outstanding indebtedness as of March 31, 2018, on an as adjusted basis after giving effect to the refinancing completed in connection with the acquisition of William Hill Australia by CrownBet in April 2018, which outstanding indebtedness is comprised of a combination of $2,170 million aggregate principal amount under its USD First Lien Term Loan and €500 million aggregate principal amount under its EUR First Lien Term Loan. These amounts exclude accrued and unpaid interest on such indebtedness, which will be paid at the closing of the Acquisition.

(9)
Represents the estimated fees and expenses associated with the Transactions and the Offering, including financing fees, advisory fees and other transaction costs and professional fees.

 CONSOLIDATED CAPITALIZATION

        After giving effect to the Transactions (including this Offering), the equity of the Company will increase by the amount of the net proceeds of the sale of the Treasury Shares and the amount attributed to the Consideration Shares, and the issued and outstanding Common Shares will increase by 58.9 million shares. In the event of the exercise in full of the Over-Allotment Option, the equity of the Company will increase by an additional $25 million (gross) and the number of issued and outstanding Common Shares will increase by an additional 3.1 million Common Shares.

        The following table sets forth our cash and cash equivalents and consolidated capitalization as at March 31, 2018 (i) on an actual basis and (ii) on an as adjusted basis to give pro forma effect to the Transactions and the Offering. The information in this table should be read in conjunction with "Use of Proceeds", "Selected Pro Forma Financial Information", "Selected Pro Forma Financial Information", "Selected Historical Financial Information of Sky Betting & Gaming", "Management's Discussion and Analysis of The Stars Group" and "Management's Discussion and Analysis of Sky Betting & Gaming", as well as the historical consolidated financial statements included and incorporated by reference in this Prospectus Supplement.

	As of March 31, 2018
	Actual	As Adjusted
	(dollars in millions(1))
Cash and cash equivalents(2)(3)(4)	$513	$1,117

Debt:
Revolving Credit Facility(5)	$—	—
Revolving Facility(5)	—	100
USD First Lien Term Loan(6)	1,891	—
Euro First Lien Term Loan(6)	309	—
USD Second Lien Term Loan(6)	95	—
New Term Loans(5)	—	4,975
Notes offered pursuant to the Notes Offering(7)	—	850

Total long-term debt, including current portion	2,295	5,925
Total equity(8)(9)	2,381	3,992
Total capitalization	$4,676	$9,917

(1)
In the table above, all amounts denominated in Euros have been converted to U.S. dollars at a March 31, 2018 exchange rate of US$1.24 = €1.00, and all amounts denominated in British pound sterling have been converted to U.S. dollars at a March 31, 2018 exchange rate of US$1.40 = £1.00.

(2)
No effect is given above to accrued and unpaid interest on outstanding indebtedness, loans and preference shares that are expected to be repaid or refinanced as part of the Transaction. However, such amounts will be paid at or immediately following the closing of the Acquisition. Additionally, no effect is given to the expected settlement of a deal contingent forward contract taken out by The Stars Group to economically hedge a portion of the Acquisition consideration and SBG swaps.

(3)
Cash and cash equivalents comprises amounts presented by The Stars Group as "operational" and "customer deposits". Customer deposits at March 31, 2018 represented $256 million of the total cash and cash equivalents.

(4)
As adjusted Cash and cash equivalents reflects $216 million of cash and cash equivalents acquired within SBG less $107 million of cash and cash equivalents used to fund the Transactions and related estimated fees and expenses. Additionally, an amount of $495 million is shown as an increase in cash and cash equivalents above because the use of funds is presented including the refinancing of $2,790 million of The Stars Group indebtedness (on an as adjusted basis after giving effect to the prior refinancing completed in connection with the acquisition of CrownBet and WHA) whereas the actual balance of The Stars Group indebtedness as at March 31, 2018, as shown and assumed to be repaid above, was $2,295 million. The amount of The Stars Group indebtedness that will be repaid as part of the Transactions is expected to be $2,790 million, although this amount will be based upon the actual balance outstanding at the date of repayment. The actual amount of cash available as a source of funds and the remaining cash on the balance sheet will depend on, among other things, the cash balances as of the closing date of the Acquisition and actual fees and expenses.

(5)
Concurrently with the closing of the Acquisition, we will enter into the Senior Facilities, which will be comprised of the $700.0 million Revolving Facility, of which $100 million is expected to be drawn at the closing of the Acquisition, and the Term Facility. The Term Facility is expected to include $3,283 million aggregate principal amount of the New USD Term Loan, €1,000 million aggregate principal amount of the New Euro Term Loan and £400 million aggregate principal amount of the New GBP Term Loan. As of March 31, 2018, The Stars Group had approximately nil outstanding and approximately $30 million of letters of credit outstanding under the Revolving Credit Facility. On April 6, 2018, The Stars Group increased, repriced and extended its Revolving Credit Facility. Concurrently with the closing of the Transactions, all outstanding borrowings under the Revolving Credit Facility will be repaid and the commitments thereunder will be terminated and the letters of credit outstanding thereunder will be replaced or backstopped with letters of credit under the Revolving Facility.

(6)
The outstanding principal of The Stars Group indebtedness as at March 31, 2018 is assumed to be repaid as par of the Transactions. Such indebtedness totalled $2,295 million at March 31, 2018.

(7)
Represents the expected gross proceeds of the Notes Offering.

(8)
The increase in Total equity comprises: (a) an increase of $567 million as a result of the gross proceeds of the issuance of Treasury Shares under Offering; and (b) an increase of $1,044 million, giving effect to the issue of the Consideration Shares, using an assumed share price of $27.55 on March 29, 2018. As of June 11, 2018, the equity value of the Consideration Shares would have been $1,385 million based on a share price of $36.56.

(9)
Except in the net movement in cash and cash equivalents, no effect is given to the impact of fees and expenses arising from the Offering or Transactions, nor is any effect given to the impact of the write off unamortised issue costs on existing long-term debt that will be repaid or refinanced as part of the Transactions. We expect that approximately $190 million of fees and expenses will be incurred in respect of the Offering and Transactions, a portion of which will be recorded net in long-term debt, a portion of which will be recorded net in equity and a portion of which will be expensed through the Consolidated Statement of Earnings along with the write off of unamortised issue costs on long-term debt that will be repaid as part of the Transactions.

        See "The Acquisition—Financing the Acquisition".

 PLAN OF DISTRIBUTION

        Under the terms and subject to the conditions in the Underwriting Agreement, the Underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we and the Selling Shareholders have agreed to sell to them, severally, the aggregate number of Offered Shares indicated below:

Name	Number of Offered Shares
Morgan Stanley & Co. LLC	•
J.P. Morgan Securities LLC	•
Deutsche Bank Securities Inc.	•
Goldman Sachs & Co. LLC	•
Barclays Capital Inc.	•
BMO Nesbitt Burns Inc.	•
Macquarie Capital (USA) Inc.	•
Blackstone Advisory Partners L.P.	•
Cormark Securities (USA) Limited	•
Canaccord Genuity Inc.	•
Union Gaming Securities LLC	•
Investec Securities (US) LLC	•
Total:	21,000,000

        The representatives are collectively referred to as the "representatives". The Underwriters are offering the Offered Shares subject to their acceptance of the Offered Shares from the Company and the Selling Shareholders and subject to prior sale.

        The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of Offered Shares offered by this Prospectus Supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters may terminate their obligations under the Underwriting Agreement by notice given by the Managers to the Company, if after the execution and delivery of the Underwriting Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, the New York Stock Exchange, the NASDAQ or the TSX, (ii) trading of any securities of the Company shall have been suspended on the NASDAQ or the TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal, New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the representatives' judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the representatives' judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Offered Shares on the terms and in the manner contemplated in this Prospectus Supplement. The Underwriters are, however, obligated to take and pay for all of the Offered Shares if any such shares are taken. However, the Underwriters are not required to take or pay for the Offered Shares covered by the Over-Allotment Option unless and until the Over-Allotment Option is exercised.

        The Offering is being made concurrently in the United States and in each of the provinces and territories of Canada. The Offered Shares will be offered in the United States through certain of the Underwriters listed above, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The Offered Shares will be offered in each of the provinces and territories of Canada through certain of the Underwriters or their Canadian affiliates who are registered to offer the Offered Shares for sale in such provinces and territories, or through such other registered dealers as may be designated by the underwriters. Subject to applicable law, the Underwriters may offer Offered Shares outside of the United States and Canada. None of Deutsche Bank Securities Inc., Blackstone Advisory Partners L.P., Union Gaming Securities LLC or Investec Securities (US) LLC is registered as a dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States or in other jurisdictions outside of Canada and are not permitted and will not, directly or indirectly, solicit offers to purchase or sell any of the Offered Shares in Canada.

        The Underwriters initially propose to offer part of the Offered Shares directly to the public at the offering price listed on the cover page of this Prospectus Supplement and part to certain dealers. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the offering price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross price paid by the Underwriters to the Company and the Selling Shareholders. The Offered Shares are being offered in the United States and Canada in U.S. dollars.

        The Selling Shareholders and the Company, respectively, have granted to the Underwriters an option, exercisable for 30 days from the Closing Date, to purchase up to 2,500,000 and 650,000 Common Shares, respectively, at the public offering price listed on the cover page of this Prospectus Supplement, less underwriting discounts and commissions. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the initial offering of the Common Shares offered by this Prospectus Supplement. To the extent the option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same proportion of the additional Common Shares as the number listed next to the Underwriter's name in the preceding table bears to the total number of Offered Shares listed next to the names of all Underwriters in the preceding table.

        The following table shows the per Offered Share and total price to the public, Underwriters' discounts and commissions, net proceeds to the Company and net proceeds to the Selling Shareholders. These amounts are shown assuming both no exercise and full exercise of the Over-Allotment Option.

	No Exercise (per Offered Share)		Full Exercise (per Offered Share)		No Exercise (total)		Full Exercise (total)
Price to the Public	US$	•	US$	•	US$	•	US$	•
Underwriters' Discounts and Commissions	US$	•	US$	•	US$	•	US$	•
Net Proceeds to the Company	US$	•	US$	•	US$	•	US$	•
Net Proceeds to the Selling Shareholders	US$	•	US$	•	US$	•	US$	•

        The expenses of the Offering, estimated to be approximately US$    •    , will be paid for by us out of the gross proceeds of the offering of Treasury Shares. In accordance with the terms and conditions of the Registration Rights Agreement, the Company will pay the expenses associated with the offering of the Secondary Shares, other than underwriting discounts and commissions. The total Underwriters' discounts and commissions for the Offering will be paid proportionately by the Company and each of the Selling Shareholders based on the respective number of Offered Shares sold by each pursuant to the Offering.

        We have agreed to reimburse the Underwriters for expenses relating to clearance of the Offering with the Financial Industry Regulatory Authority, Inc., or FINRA, in an amount up to US$15,000.

        The Company has applied to list the Treasury Shares distributed under this Prospectus Supplement on TSX. Listing will be subject to the Company fulfilling all of the listing requirements of TSX. The Company has also filed a listing of additional shares notification form with NASDAQ.

        The Company, all its directors and officers and the Selling Shareholders (each, a "locked-up party") have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan

Securities LLC, on behalf of the Underwriters, they will not, during the period ending 90 days after the date of this Prospectus Supplement (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for Common Share; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares;

whether any such transaction described above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. In addition, the Company and each such locked-up party have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the Underwriters, the Company or such locked-up party will not, during the restricted period, make any demand for or exercise any right with respect to, the registration or qualification for distribution of any Common Shares or any security convertible into or exercisable or exchangeable for any Common Shares.

        In respect of our directors and officers who have signed lock-ups, the restrictions described in the immediately preceding paragraph do not apply to:

  •
  transactions relating to Common Shares or other securities acquired in open market transactions after the completion of this Offering; provided that no filing under any Canadian securities laws or otherwise shall be required or shall be voluntarily made during the restricted period in connection with any such subsequent sales of Common Shares or other securities acquired in such open market transactions;

  •
  (i) the exercise of stock options or other similar awards granted pursuant to the Company's equity incentive plans or (ii) the vesting or settlement of awards granted pursuant to the Company's equity incentive plans (including the delivery and receipt of Common Shares, other awards or any securities convertible into or exercisable or exchangeable for Common Shares in connection with such vesting or settlement), provided that, in the case of the Company's directors and officers other than Rafael Ashkenazi and Guy Nigel Templer, the foregoing restrictions shall apply to any of such locked-up party's Common Shares or any security convertible into or exchangeable for Common Shares issued or received upon such exercise, vesting or settlement, and in the case of Rafaeal Ashkenzai and Guy Nigel Templer, the foregoing restrictions shall apply only to any of such locked-up party's Common Shares, or any security convertible into or exchangeable for Common Shares, issued or received upon such exercise, vesting or settlement in excess of 275,000 Common Shares or such securities with respect to Rafaeal Ashkenzai and in excess of 200,000 Common Shares or such securities with respect to Guy Nigel Templer;

  •
  transfers of Common Shares or any security convertible into or exercisable or exchangeable for such shares: (i) as a bona fide gift, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document; (ii) if the locked-up party is a natural person, to a member of the immediate family of such locked-up party, any trust or other like entity for the direct or indirect benefit of such locked-up party or the immediate family of such locked-up party or to a corporation, partnership, limited liability company or other entity of which such locked-up party and the immediate family of such locked-up party are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity; (iii) if the locked-up party is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of such locked-up party or any affiliate (as defined in Rule 405 under the Securities Act), wholly-owned subsidiary, limited partner, member or stockholder of such locked-up party, and (iv) to any affiliate, wholly-owned subsidiary, limited partner, member or stockholder of such locked-up party or to any investment fund or other entity controlled or managed by such locked up-party;

  •
  the sale of Common Shares by officers or directors of the Company or their affiliates pursuant to an automatic share disposition plan established pursuant to Canadian securities laws in effect as of the date of the Underwriting Agreement, provided that the total number of Common Shares sold pursuant such plans shall not exceed 200,000 during the restricted period;

  •
  the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of Common Shares, provided that (i) such plan or modification does not provide for the transfer of Common Shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian securities laws, if any, is required of or voluntarily made by or on behalf of such locked-up party or the Company regarding the establishment or modification of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the restricted period;

  •
  the transfer of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares from a locked-up party to the Company (or the purchase and cancellation of same by the Company) upon a vesting event of the Company's securities or upon the exercise of options to purchase Common Shares by such locked-up party, in each case on a "cashless" or "net exercise" basis, or to cover tax withholding obligations of such locked-up party in connection with such vesting or exercise; provided that any public filing or public announcement required or voluntarily made during the restricted period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this paragraph;

  •
  the transfer of Common Shares or any security convertible into or exercisable or exchangeable for Common Shares pursuant to a bona fide third party tender offer, take-over bid, merger, amalgamation, consolidation or other similar transaction made to all holders of the Common Shares involving a change of control of the Company, provided that in the event that the tender offer, take-over bid, merger, amalgamation, consolidation or other such transaction is not completed, the Common Shares owned by such locked-up party shall remain subject to the restrictions described in the immediately preceding paragraph; and

  •
  any transfer of Common Shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement required or voluntarily made during the restricted period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described above;

provided that in the case of the third bullet above, each donee, distributee or transferee shall agree to the restrictions described in the immediately preceding paragraph concurrently with such transfer or distribution.

        The restrictions described above do not apply to the Company and the Selling Shareholders with respect to:

  •
  the Common Shares to be sold by the Company and the Selling Shareholders in the Offering;

  •
  the issuance by the Company of Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the Underwriting Agreement of which the Underwriters have been advised in writing;

  •
  transactions by a Selling Shareholder relating to shares of Common Shares or other securities acquired in open market transactions after the completion of the Offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Common Shares or other securities acquired in such open market transactions;

  •
  transfers by a Selling Shareholder of shares of Common Shares or any security convertible into Common Shares (i) as a bona fide gift; and (ii) to any Affiliate, wholly-owned subsidiary, partner, member, stockholder or holder of similar equity interests of the locked-up party or to any investment fund or other entity that controls or is controlled by or is under common control with, the locked-up party, or that is managed by, or is under common management with, the locked-up party;

  •
  distributions by a Selling Shareholder of Common Shares or any security convertible into Common Shares to limited partners or stockholders of the Selling Shareholder;

  •
  any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares subject to a lien for financing purposes or that are pledged or loaned pursuant to bona fide securities lending transactions;

  •
  the issuance by the Company of Common Shares upon exercise of any options held by Wayne Berman and transfers of any Common Shares underlying such options;

  •
  the issuance of Common Shares upon the conversion of Preferred Shares in accordance with their terms;

  •
  Common Shares issued or options to purchase Common Shares or other securities granted pursuant to incentive plans of the Company disclosed in the documents incorporated by reference into this Prospectus Supplement;

  •
  the filing by the Company of one or more registration statements with the Commission on Form S-8;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or Canadian securities laws for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the restricted period;

  •
  the issuance of Common Shares by the Company in connection with the Acquisition and pursuant to the terms of the Acquisition Agreement, as described in this Prospectus Supplement; or

  •
  the entry into an agreement providing for the issuance by the Company of Common Shares or any security convertible into or exercisable for Common Shares in connection with the acquisition by the Company or any of its subsidiaries of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement; provided that in the case of this exception, the aggregate number of Common Shares that the Company may sell or issue or agree to sell or issue pursuant to this exception shall not exceed 10% of the total number of Common Shares issued and outstanding immediately following the completion of the Offering;

provided that in the case of any transfer or distribution pursuant to the fourth or fifth bullets above, (i) each donee or distributee shall enter into a written agreement accepting the restrictions set forth in the second immediately preceding paragraph and this paragraph as if it were a Selling Shareholder and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Shares, shall be required or shall be voluntarily made in respect of the transfer or distribution during the restricted period.

        Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the Common Shares subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may sell more shares than they are obligated to purchase under the Underwriting Agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the Underwriters under the Over-Allotment Option. The Underwriters can close out a covered short sale by exercising the Over-Allotment Option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of shares compared to the price available under the Over-Allotment Option. The Underwriters may also sell shares in excess of the Over-Allotment Option, creating a naked short position. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. As an additional means of facilitating the Offering, the Underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of such shares. These activities may raise or maintain the market price of the Common Shares above independent market levels or prevent or retard a decline in the market price of the Common Shares. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

        In accordance with Canadian securities laws, the Underwriters may not, throughout the period of distribution, bid for or purchase the Common Shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian securities regulatory authorities and TSX, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the Offering and pursuant to the first exception mentioned above, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the Common Shares. They may also cause the price of the Common Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions on NASDAQ, TSX, in the OTC market or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.

        The Company and the Selling Shareholders have agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify the Company and the Selling Shareholders, against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws. The Selling Shareholders and the Company have also agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws.

        The accompanying Prospectus as supplemented by this Prospectus Supplement in electronic format may be made available on websites maintained by one or more Underwriters or selling group members, if any, participating in the Offering. The representatives may agree to allocate a number of Offered Shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to Underwriters that may make internet distributions on the same basis as other allocations.

        Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offering is expected to close on or

about    •    , 2018 or such later date as we and the Underwriters may agree but, in any event, not later than     •    , 2018.

Conflicts of Interest

        In the ordinary course of business, certain of the Underwriters or their respective affiliates have provided, and may provide in the future, investment banking, commercial banking and other financial services to The Stars Group or its subsidiaries, or the Selling Shareholders or their affiliates, for which they have received or will receive compensation.

        In addition, an affiliate of Deutsche Bank Securities Inc., an Underwriter in this Offering, is the administrative agent and collateral agent for The Stars Group's Amended and Restated Syndicated Facility Agreement, dated as of April 6, 2018 (as the same may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Existing Credit Facilities") and affiliates of Deutsche Bank Securities Inc., Macquarie Capital (USA) Inc., Barclays Capital Inc., and BMO Nesbitt Burns Inc., each an Underwriter in this Offering, are lenders under the Existing Credit Facilities. In addition, Deutsche Bank Securities Inc., Goldman Sachs & Co. LL, Macquarie Capital (USA) Inc., Morgan Stanley & Co. LLC, Barclays Capital Inc., BMO Nesbitt Burns Inc. and J.P. Morgan Securities LLC, each an Underwriter in this Offering, and/or certain of their affiliates, will be agents, arrangers and/or lenders under The Stars Group's Senior Facilities. In addition, Blackstone Advisory Partners L.P. is an affiliate of lenders to The Stars Group under the EUR First Lien Term Loan and the USD First Lien Term Loan. The Stars Group may be considered a "connected issuer" with each of Morgan Stanley & Co., J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Barclays Capital Inc., BMO Nesbitt Burns Inc., Macquarie Capital (USA) Inc. and Blackstone Advisory Partners L.P. for the purposes of Canadian securities legislation.

        The USD First Lien Term Loan, EUR First Lien Term Loan and the Revolving Credit Facility are each secured by a first charge over certain of the Company's assets, and we are in compliance with all terms of the agreements governing the such loans or facility and none of the lenders has waived a breach of such agreements since the entering into of the most recent amendments to such agreements. Our financial position has not changed substantially since the most recent amendments to such agreements. None of the lenders were involved in the decision to offer the Offered Shares and none will be involved in the determination of the terms of the distribution of the Offered Shares. The terms of the Offering, including the offering price of the Offered Shares, were determined by negotiation among the Company, the Selling Shareholders and the Underwriters. Prior to the closing of the Acquisition, proceeds from the sale of the Offered Shares may, from time to time, be invested in interest bearing deposits or in short-term interest bearing or discount debt obligations (in either Canadian or U.S. dollars) or other investments, including with the Underwriters or their affiliates and may, upon our receipt of all regulatory approvals required to finalize the Acquisition and the fulfillment or waiver of all other outstanding conditions precedent to closing of the Acquisition as set forth in the Acquisition Agreement, be used to reduce indebtedness which we or our subsidiaries may have with one or more of the lenders. See "Use of Proceeds". As of March 31, 2018, there was $1,891 million, $309 million and $70 million outstanding under the USD First Lien Term Loan, the EUR First Lien Term Loan and the Revolving Credit Facility, respectively.

        In addition, the Selling Shareholders are affiliates of Blackstone Advisory Partners L.P. Because Blackstone Advisory Partners L.P. is an Underwriter in this Offering and the Selling Shareholders currently may be deemed to have control or direction significantly in excess of 10% of the issued and outstanding Common Shares, Blackstone Advisory Partners L.P. is deemed to have a "conflict of interest" under Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. Accordingly, this Offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this Offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of

Rule 5121. Blackstone Advisory Partners L.P. will not confirm sales of the securities to any account over which they exercise discretionary authority without the specific written approval of the account holder.

        We have engaged PJT Partners ("PJT") an independent financial advisor and a member of FINRA, to provide strategic capital markets advisory services in connection with the Offering. The Underwriters have agreed to reimburse us from the aggregate underwriting discounts and commissions earned by the Underwriters in this Offering for such strategic capital markets advisory services provided by PJT in connection with this Offering.

        In addition, in the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        The price of the Offered Shares was determined by negotiation among the Company, the Selling Shareholders and the Underwriters, with reference to the then-current market price of the Common Shares.

Selling Restrictions

        Other than in the United States and each of the provinces and territories of Canada, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

        The Offered Shares are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the "Insurance Mediation Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the "Prospectus Directive"). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the Offered Shares or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the ordinary shares or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This Prospectus Supplement has been prepared on the basis that any offer of ordinary shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of ordinary shares. This Prospectus Supplement is not a prospectus for the purposes of the Prospectus Directive.

Notice to Prospective Investors in the United Kingdom

        This Prospectus Supplement is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as "relevant persons"). The Offered Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Notice to Prospective Investors in Australia

        This Prospectus Supplement is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the Offered Shares.

        The Offered Shares are not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the Offered Shares has been, or will be, prepared.

        This Prospectus Supplement does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for the Offered Shares, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this Prospectus Supplement is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for the Offered Shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Notice to Prospective Investors in Hong Kong

        The contents of this Prospectus Supplement have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this Prospectus Supplement, you should obtain independent professional advice. Please note that (i) the Offered Shares may not be offered or sold in Hong Kong, by means of this Prospectus Supplement or any document other than to "professional investors" within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) ("SFO") and any rules made thereunder, or in other circumstances which do not result in the document being a "prospectus"

within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Offered Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

        The Offered Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the Offered Shares will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

        This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275 (1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Offered Shares are subscribed or purchased under Section 275 by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

  1)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  2)
  where no consideration is or will be given for the transfer;

  3)
  where the transfer is by operation of law; or

    4)
    as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Switzerland

        This Prospectus Supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the ordinary shares will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the Offered Shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the Offered Shares with a view to distribution.

Notice to Prospective Investors in Greece

        The Offered Shares have not been approved by the Hellenic Capital Markets Commission for distribution and marketing in Greece. This document and the information contained therein do not and shall not be deemed to constitute an invitation to the public in Greece to purchase the Offered Shares. The Offered Shares may not be advertised, distributed, offered or in any way sold in Greece except as permitted by Greek law.

Notice to Prospective Investors in Dubai International Financial Centre

        This Prospectus Supplement relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority. This Prospectus Supplement is intended for distribution only to Professional Clients who are not natural persons. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Securities to which this Prospectus Supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Securities offered should conduct their own due diligence on the Securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Plan Investors

        Each purchaser of offered shares that is (1) an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (2) a plan or account subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") or (3) an entity deemed to hold "plan assets" of any such employee benefit plan, plan or account, by acceptance of an offered share, will be deemed to have represented and warranted that a fiduciary acting on its behalf is causing it to purchase the offered shares and that such fiduciary:

  a)
  is a bank, an insurance carrier, a registered investment adviser, a registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control as specified in 29 CFR Section 2510.3-21(c)(1)(i) (excluding an IRA owner or a relative of an IRA owner if the purchaser is an IRA);

  b)
  is independent (for purposes of 29 CFR Section 2510.3-21(c)(1)) of The Stars Group, each Underwriter and their respective affiliates (the "Transaction Parties");

  c)
  is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies, including the purchaser's transactions with the Transaction Parties hereunder (the "Share Transactions");

  d)
  has been advised that none of the Transaction Parties has undertaken or will undertake to provide impartial investment advice, or has given or will give advice in a fiduciary capacity, in connection with the Share Transactions;

  e)
  is a "fiduciary" under Section 3(21)(A) of ERISA or Section 4975(e)(3) of the Code, or both, as applicable, with respect to, and is responsible for exercising independent judgment in evaluating, the Share Transactions; and

  f)
  understands and acknowledges the existence and nature of the underwriting discounts, commissions and fees, and any other related fees, compensation arrangements or financial interests, described in this Prospectus Supplement; and understands, acknowledges and agrees that no such discounts, commissions, fees or other compensation is a fee or other compensation for the provision of investment advice, and that none of the Transaction Parties, nor any of their respective directors, officers, members, partners, employees, principals or agents has received or will receive a fee or other compensation from the purchaser or such fiduciary for the provision of investment advice (rather than other services) in connection with the Share Transactions.

        In the event that the regulation under Section 3(21) of ERISA issued by the U.S. Department of Labor on April 8, 2016 is no longer in effect, the representations above will be deemed to be no longer in effect, provided that such purchaser will be deemed to have represented and warranted that none of the Transaction Parties has acted as such purchaser's fiduciary in connection with the Share Transactions.

TRADING PRICE AND VOLUME

        The Common Shares currently trade on TSX and NASDAQ under the symbols "TSGI" and "TSG", respectively. As of the date of this Prospectus Supplement, only the Common Shares are publicly traded. The following table sets out the high and low prices and total trading volume of the Common Shares as reported by TSX and NASDAQ for each month from June 2017 through June 15, 2018.

	Common Shares—TSX			Common Shares—NASDAQ
	Price Range (CDN$)			Price Range (US$)
Month	High	Low	Total Volume	High	Low	Total Volume
June 2018 (through June 15, 2018)	49.76	46.35	5,689,865	38.10	35.85	4,502,374
May 2018	48.84	39.57	16,865,788	38.23	30.85	12,776,433
April 2018	43.03	33.64	21,001,434	33.50	26.28	6,950,314
March 2018	38.43	33.24	17,350,136	29.80	25.75	8,004,366
February 2018	35.77	30.22	10,628,557	27.88	24.20	6,976,832
January 2018	32.99	28.93	10,596,751	26.45	23.05	5,850,787
December 2017	30.65	29.25	13,689,017	23.90	23.10	4,411,080
November 2017	29.58	25.90	29,106,671	22.80	20.15	7,301,320
October 2017	26.01	25.28	17,624,630	20.55	19.90	4,093,571
September 2017	25.50	19.98	19,617,706	20.50	16.10	4,034,915
August 2017	24.03	19.98	19,617,706	18.90	16.10	4,034,915
July 2017	22.73	21.88	18,559,428	18.00	17.10	2,376,742
June 2017	23.97	22.73	25,399,295	18.10	17.35	3,842,105

 PRIOR SALES

        The following table summarizes the Common Shares or securities convertible or exchangeable into Common Shares that we issued during the 12-month period prior to the date of this Prospectus Supplement:

Date of Issue	Securities	Total Number of Securities	Price per Security
Between June 17, 2017 and June 17, 2018	Common Shares(1)	2,424,172	US$	15.40	(2)
Between June 17, 2017 and June 17, 2018	Common Shares(3)	3,115,344	CAD$	33.1437
Between June 17, 2017 and June 17, 2018	Restricted Share Units(4)	126,004		—
Between June 17, 2017 and June 17, 2018	Performance Share Units(4)	328,794		—
Between June 17, 2017 and June 17, 2018	Deferred Share Units(4)	143,715		—

(1)
Common Shares issued on the exercise of stock options issued under the Company's stock option plan or settlement of other equity-based awards issued under the Company's equity incentive plan.

(2)
Weighted average exercise price.

(3)
Common Shares issued in connection with the acquisition of the additional 18% interest in CrownBet.

(4)
Equity-based awards issued under the Company's equity incentive plan.

        Except as set forth below, no Common Shares or securities convertible or exchangeable into Common Shares have been sold by the Selling Shareholders during the 12-month period prior to the date of this Prospectus Supplement:

Date of Sale	Securities	Total Number of Securities	Price per Security
August 11, 2017	Common Shares(1)	13,977,234	C$	23.50

(1)
Common Shares were sold in connection with privately negotiated binding agreements with certain purchasers.

DESCRIPTION OF SHARE CAPITAL

        Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As at June 15, 2018, there were 152,635,870 Common Shares and 1,138,978 Preferred Shares issued and outstanding, which Preferred Shares will be converted into an aggregate of approximately 60,094,525 Common Shares pursuant to the Preferred Share Conversion and the Voluntary Conversion.

        See "Description of Capital Structure" in the Annual Information Form for a detailed description of the attributes of our Common Shares and Preferred Shares.

 DIVIDENDS AND DISTRIBUTIONS

        We have never declared or paid any dividend or any other distribution. We currently intend to retain any future earnings to fund the development and growth of our business and we do not currently anticipate paying any dividend or distribution in the foreseeable future. Any future determination to pay dividends or distributions will be at the discretion of our board of directors (the "Board") and will depend upon many factors, including, without limitation, the Company's results of operations, capital requirements and other factors as the Board may deem relevant, as well as any restrictions under its articles or applicable law.

RISK FACTORS

        An investment in the Offered Shares is subject to various risks including those risks inherent to the industries in which we operate as well as risks relating to the Acquisition. Before deciding whether to invest in any Offered Shares, prospective purchasers of Offered Shares should consider carefully the disclosure under the heading "Risk Factors and Uncertainties" in our Annual Information Form and our 2017 Annual MD&A.

        Discussions of certain risks affecting us in connection with our business are provided in our annual disclosure documents filed with the various securities regulatory authorities and the SEC which are incorporated by reference in the prospectus.

Risks Related to the Acquisition

The Acquisition may be delayed or may not be completed on the terms contemplated in the Acquisition Agreement or at all.

        We intend to use the net proceeds of the Offering of Treasury Shares to finance a portion of the purchase price for the Acquisition, if it is completed. However, no assurance can be given that the Acquisition will be completed when expected, on the terms proposed or at all. The proposed Acquisition is subject to various risks and uncertainties, including the following:

  •
  uncertainties as to the timing of the Acquisition;

  •
  the risk that the Acquisition may not be completed in a timely manner or at all;

  •
  the possibility that any or all of the various conditions to the consummation of the Acquisition may not be satisfied or waived, including the failure to receive any required or undertaken regulatory approvals, including antitrust approval in Ireland (or any conditions, limitations or restrictions placed on such approvals);

  •
  the failure to obtain UK antitrust approval following consummation of the Acquisition, either on terms that are commercially reasonable or at all, or the requirement to divest certain assets to obtain such approval;

  •
  potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Acquisition;

  •
  risks associated with third-party contracts containing consent, termination and/or other provisions that may be triggered by the Acquisition;

  •
  negative effects of the announcement or the consummation of the Acquisition on the market price of the Common Shares;

  •
  the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of our operations after the consummation of the Acquisition and on the other conditions to the completion of the Acquisition;

  •
  risks relating to the value of Consideration Shares to be issued as part of the Acquisition and uncertainty as to the long-term value of the Common Shares;

  •
  the risks and costs associated with, and the ability of The Stars Group to, integrate the businesses successfully and to achieve anticipated synergies;

  •
  the risk that disruptions from the proposed Acquisition will harm the parties' businesses, including current plans and operations;

  •
  the ability of the parties to retain and hire key personnel;

  •
  adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, applicable laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the Acquisition or cause the terms of the Acquisition to be modified;

  •
  the impact of the heavily regulated industry in which the parties operate and carry on business;

  •
  risks related to tax matters;

  •
  potential litigation relating to the Acquisition that could be instituted against the parties or their respective directors;

  •
  the occurrence of any event, change or other circumstance that could give rise to the termination of the Acquisition Agreement; and

  •
  management's response to any of the aforementioned factors.

        Whether or not we complete the Acquisition, we have incurred, and will continue to incur, significant transaction costs in connection with the Acquisition, including payment of certain fees and expenses incurred in connection with the Acquisition and related Debt Financing.

        A delay in closing, or a failure to complete, the Acquisition could have a negative impact on our business and on the trading price of the Common Shares. This Offering is not contingent on completion of the Acquisition or any Debt Financing. If the Acquisition is not completed, the Treasury Shares sold in this Offering will remain outstanding and our management will have broad discretion over the use of the net proceeds from this Offering. See "Use of Proceeds" and "—If the Acquisition is not completed, our management will have broad discretion to use the net proceeds of the sale of Treasury Shares under this Offering.".

If the Acquisition is not completed, our management will have broad discretion to use the net proceeds of the sale of Treasury Shares under this Offering.

        This Offering is not contingent on completion of the Acquisition or any Debt Financing. Accordingly, if the Acquisition is not completed, our management will have broad discretion to use the net proceeds of the sale of Treasury Shares under this Offering for general corporate purposes. General corporate purposes may include, without limitation, the financing of future acquisitions and the repayment of existing indebtedness. See "Use of Proceeds". In such case, a purchaser of Offered Shares will be relying on the judgment of management with respect to the application of the net proceeds of this offering. With respect to potential future acquisitions, there can be no assurance that we will be able to identify other acquisition opportunities that meet our strategic objectives, or to the extent such opportunities are identified, that we will be able to negotiate acquisition terms that are acceptable to us or complete any such acquisition. At this time we have made no commitments with respect to any acquisition other than the Acquisition. Our management's judgments may not result in positive returns on your investment and you will not have an opportunity, as part of your investment decision, to evaluate the economic, financial or other information upon which our management bases its decisions. If the net proceeds are not applied effectively, our business, financial condition and results of operations may be adversely affected and the Common Shares could lose value.

Significant costs and significant indebtedness will be incurred in connection with the consummation of the Transactions, including the Acquisition, and the integration of SBG into our business, including legal, accounting, financial advisory and other costs.

        We expect to incur significant costs in connection with integrating the operations, products and personnel of SBG into our business, in addition to costs related directly to completing the Transactions. These costs may include costs for:

  •
  employee retention, redeployment, relocation or severance;

  •
  integration, including of people, technology, operations and information systems;

  •
  combination of corporate and administrative functions, marketing and operational teams and processes; and

  •
  maintenance and management of customers and other assets.

        In addition, we expect to incur significant non-recurring costs associated with integrating and combining the operations of SBG and its subsidiaries, which cannot be estimated accurately at this time. While we expect to incur a significant amount of transaction fees and other one-time costs related to the consummation of the Transactions, additional unanticipated costs may yet be incurred. Any expected elimination of duplicative costs, as well as the expected realization of other efficiencies related to the integration of our operations with those of SBG, that may offset incremental transaction and transaction-related costs over time, may not be achieved in the near term, or at all.

        In addition, we expect to incur and/or assume significant new indebtedness in connection with the Transactions, net of debt refinanced in connection therewith. The debt we incur or assume in connection with the Transactions may limit our financial and operating flexibility, and we may incur additional debt, which could increase the risks associated with our substantial indebtedness. Our substantial indebtedness may have material consequences for our business, financial condition and results of operations. See "—The Stars Group's substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments, which could have significant adverse consequences on The Stars Group and its business", "—The Stars Group's secured credit facilities contain covenants and other restrictions that may limit its flexibility in operating its business" and "—The Stars Group may not be able to generate sufficient cash flows to meet its debt service obligations."

We may not realize any or all of our projected increases to TSG Adjusted EBITDA, including projected increases that are attributable to completed acquisitions and the implementation of our business strategies.

        This Prospectus Supplement includes estimates related to the anticipated impact of completed acquisitions and the anticipated implementation of our business strategies. See "Summary—Our Business Strategy" for details regarding these strategies. The estimates contained herein are our current estimates, but they involve risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of The Stars Group to be materially different from any future results, performance or achievements expressed or implied by such estimates. Neither our independent auditors nor any other independent auditors have examined, compiled or performed any procedures with respect to these estimates, nor have they expressed any opinion, or any other form of assurance on such information or their achievability. The estimates included herein also include the anticipated impact of certain strategies on our results of operations once a given strategy is fully implemented, which may not occur for a period of time. Accordingly, the future performance of The Stars Group may differ significantly from the anticipated performance of The Stars Group set forth herein. Assumptions relating to all estimates and other forward-looking statements in this Prospectus Supplement include judgements regarding future economic, competitive, industry and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of The Stars Group.

        Any of our assumptions could be inaccurate and, therefore, the estimates herein may prove to be inaccurate or the objectives and plans expressed in these estimates may not be achieved. If the actual results from completed acquisitions, including the Acquisition, or the implementation of our strategies are less favorable than estimated, such results could have an adverse effect on our business, financial condition, results of operations and our ability to service our indebtedness. See also "We may not realize any or all of our estimated synergies and cost savings, which would have a negative effect on our results of operations." and "Cautionary Note Regarding Forward-Looking Statements".

We may not realize any or all of our estimated synergies and cost savings, which would have a negative effect on our results of operations.

        As part of our business strategy, we expect to implement certain operational improvements and cost savings initiatives following the completion of the Acquisition. Any synergies and cost savings that we realize from such efforts may differ materially from our estimates. The estimates contained herein are our current estimates, but they involve risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such estimates. In addition, any synergies and cost savings that we realize may be offset, in whole or in part, by reductions in revenues, or through increases in other expenses, including costs to achieve our estimated synergies and cost savings. Our operational improvements and cost savings plans are subject to numerous risks and uncertainties that may change at any time. We cannot assure you that our initiatives will be completed as anticipated or that the benefits we expect will be achieved on a timely basis or at all. Even if the Transactions are consummated, we may not be able to implement our operational improvements or cost savings programs within our anticipated timeline and it may take longer than expected to achieve the run-rate level of anticipated synergies and cost savings. Although we believe these estimates and assumptions to be reasonable, investors should not place undue reliance upon the calculation of Pro Forma Adjusted EBITDA given how it is calculated and the possibility that the underlying estimates and assumptions may ultimately not reflect actual results. Our further performance may differ significantly from the anticipated performance set forth herein. See "Summary—Summary Financial Information."

        Our operating results after the Transactions may be materially different from those shown in the pro forma financial information presented throughout this Prospectus Supplement, which does not purport to represent what the financial position or results of operations would actually have been if the Transactions had occurred as of the dates indicated or what the financial position or results of operations would be for any future periods. The costs related to the Transactions could be higher than currently estimated, depending on how difficult it will be to integrate our business with that of SBG.

Integrating SBG's business into our business may divert management's attention away from operations, and we may also encounter significant difficulties in integrating the two businesses.

        The Transactions involve, among other things, the integration of two companies that have previously operated independently. The success of the Transactions and their anticipated financial and operational benefits, including increased revenues, synergies and cost savings, will depend in part on our ability to successfully combine and integrate SBG's business into ours, and there can be no assurance regarding when or the extent to which we will be able to realize these increased revenues, synergies, cost savings or other benefits. These benefits may not be achieved within the anticipated time frame, or at all.

        Successful integration of SBG's operations, products and personnel may place a significant burden on management and other internal resources. The diversion of management's attention, and any difficulties encountered in the transition and integration process, could harm our business, financial condition and results of operations.

        In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, and loss of customers and other relationships. The difficulties of combining the operations of the companies include, among others:

  •
  difficulties in the integration of operations and systems;

  •
  conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies;

  •
  difficulties in the assimilation of employees, including possible culture conflicts and different opinions on technical decisions and product roadmaps;

  •
  difficulties in managing the expanded operations of a larger and more complex company;

  •
  challenges in keeping existing customers and obtaining new customers; and

  •
  coordinating a geographically dispersed organization.

        Many of these factors will be outside our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could materially impact our business, financial condition and results of operations.

The Stars Group and SBG will be subject to business uncertainties that could materially and adversely affect our business.

        Uncertainty about the effect of the Acquisition on employees, customers, suppliers, partners, and other third parties, including regulators, may have an adverse effect on The Stars Group and SBG. These uncertainties may impair The Stars Group or SBG's ability to attract, retain and motivate key personnel until the Acquisition is consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with The Stars Group and SBG to seek to change existing business and other relationships. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with us, our business could be seriously harmed. In addition, the Acquisition Agreement restricts SBG, and to a lesser extent The Stars Group, from taking specified actions until the Acquisition occurs without the consent of the other party. These restrictions may prevent The Stars Group or SBG from pursuing attractive business opportunities that may arise prior to the completion of the Acquisition.

We do not currently control SBG and will not control SBG until the completion of the Acquisition.

        We do not currently control SBG and will not control SBG until the completion of the Acquisition. Until that time, we cannot assure you that SBG will be operated in the same way that it would be operated under our control. The covenants in the indenture will not apply to SBG until the consummation of the Acquisition.

        In connection with the Acquisition, we will assume potential liabilities relating to SBG's business.

        In connection with the Acquisition, we will have assumed potential liabilities relating to SBG's business. To the extent we have not identified such liabilities these liabilities could have a material adverse effect on our business, financial condition and results of operations.

The parties to the Acquisition Agreement may agree to modify or waive the terms or conditions of the Acquisition Agreement without consent from holders of Common Shares.

        Prior to the consummation of the Acquisition, the parties to the Acquisition Agreement may agree to amendments or waivers of the terms thereof. Accordingly, the Acquisition Agreement may be amended or waived in a manner that is adverse to the interests of the holders of Common Shares.

We expect to incur additional indebtedness to finance the Acquisition and may not be able to meet our debt service requirements.

        We have on-going obligations to pay principal and interest on our outstanding indebtedness. Subject to certain restrictions, we also have the ability to incur additional borrowings. In addition, we intend to incur additional indebtedness in connection with the Acquisition through the Debt Financing. If we are unable to generate sufficient funds to meet our obligations under our outstanding notes or our credit facilities or loans (including prior to the consummation, the Existing Credit Facilities, and after giving effect to the Debt Financing, the Senior Facilities), we may be required to refinance, restructure or otherwise amend some or all of such obligations, sell assets or raise additional cash through additional issuances of our equity. In such case, we cannot make any assurances that we would be able to obtain such refinancing on terms as favorable as our current financing or that such restructuring, sales of assets or issuances of equity can be accomplished or, if accomplished, would raise sufficient funds to meet these obligations. See "The Acquisition—Financing the Acquisition".

Risks Related to the Business of The Stars Group

The Stars Group's substantial indebtedness requires and will continue to require that it use a significant portion of its cash flow to make debt service payments, and it may not generate sufficient cash flows to meet its debt service obligations which could have significant adverse consequences on The Stars Group and its business.

        As at March 31, 2018, The Stars Group and its subsidiaries had $2.45 billion of outstanding long-term indebtedness and, after giving effect to the Transactions, would have had approximately $5.925 billion of outstanding long-term indebtedness. The Stars Group's substantial indebtedness could have significant adverse consequences on The Stars Group and its business, including:

  •
  requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on its indebtedness, therefore reducing its ability to use cash flow to fund its operations, growth strategy, working capital, capital expenditures, potential future business opportunities, and other general corporate purposes;

  •
  making it more difficult for The Stars Group to make payments on its indebtedness, and any failure to comply with the obligations of any of its debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing its indebtedness;

  •
  limiting its ability to obtain additional financing for working capital, capital expenditures, debt service requirements, R&D, acquisitions and general corporate or other purposes;

  •
  reducing The Stars Group's flexibility in planning for, or reacting to, changes in its operations, business or industry;

  •
  prohibiting The Stars Group from making strategic acquisitions, developing new products and product features, introducing new technologies, exploiting business opportunities, expanding within existing or into new verticals or geographies, or causing The Stars Group to make non-strategic divestitures;

  •
  placing The Stars Group at a competitive disadvantage as compared to its less-leveraged competitors;

  •
  making The Stars Group more vulnerable to downturns in its business, industry or the economy;

  •
  negatively affecting The Stars Group's ability to renew gaming and other licenses; and

  •
  exposing The Stars Group to the risk of increased interest rates as certain of its borrowings are at variable rates of interest.

        The Stars Group's ability to make scheduled payments on or to refinance its debt obligations and to make distributions to enable it to service its debt obligations depends on a number of variables that may affect its and its subsidiaries' financial and operating performance and the ability to generate cash from their operations. These variables are subject to prevailing economic and competitive conditions and to certain financial, business, legal, regulatory and other factors beyond The Stars Group's and its subsidiaries' control, including fluctuations in interest rates, market liquidity conditions, operating costs and trends in the industries in which they operate. If The Stars Group's and its subsidiaries' cash flows and capital resources are insufficient to fund its debt service obligations, then The Stars Group may be forced to reduce, delay or cease business activities, investments, expansion or capital expenditures, sell assets, seek additional capital, including through additional indebtedness or through dilutive financings, or restructure or refinance its indebtedness. Depending on the capital markets at the time of any such restructuring or refinancing, it is possible that such restructuring or refinancing could be available only on unattractive terms, if at all, leading to potentially significant increases in debt service costs and interest expenses and could potentially result in additional restrictions on The Stars Group's operations. Any required refinancing, restructuring or capital raise may not be successful and may not permit The Stars Group to meet its scheduled debt service obligations. In such circumstances, The Stars Group could have inadequate liquidity and might be required to dispose of material assets or operations, or reduce, delay or cease business activities, investments, expansion or capital expenditures to meet debt service and other obligations. Any default by The Stars Group in meeting its debt service obligations in a timely manner would have a material adverse effect on its business, operating results and financial condition.

        Although The Stars Group has entered into, and from time to time in the future may enter into additional, cross-currency swap agreements, forward contracts and other hedging instruments, which it anticipates will result in lower interest payments on existing debt and potentially mitigate the impact of fluctuations in the Euro to U.S. dollar and British pound sterling to U.S. dollar exchange rate with respect to such debt, there can be no assurance that the anticipated benefits will be realized and as such, The Stars Group remains subject to the risk of increased interest rates described herein.

        As of March 31, 2018, a significant portion of The Stars Group's total debt was subject to variable rates of interest, which exposes The Stars Group to interest rate risk. If interest rates were to increase, The Stars Group's debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and as a result, The Stars Group's net income and cash flows, including cash available for debt service, would correspondingly decrease. In the future, The Stars Group may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, The Stars Group may decide to not maintain interest rate swaps with respect to some or all its variable rate indebtedness, and any swaps The Stars Group enters into may not fully mitigate its interest rate risk.

        For additional information on The Stars Group's outstanding long-term debt, including, without limitation, amounts outstanding, interest, and certain restrictions and requirements, see "Management's Discussion and Analysis of The Stars Group—Liquidity and Capital Resources" and our financial statements included in this Prospectus Supplement.

If The Stars Group fails to retain existing customers or add new customers, or if its customers decrease their level of engagement with its products, The Stars Group's revenue, financial results, and business may be significantly harmed.

        The size of The Stars Group's active customer base, specifically of net depositing customers, and the level of engagement of such customers are critical to its success. The financial performance of The Stars Group has been and will continue to be significantly determined by its success in adding, retaining, and engaging active customers of its product offerings, in particular high-value, net-depositing customers (primarily recreational players). If people do not perceive The Stars Group's products to be enjoyable, reliable, relevant and trustworthy, The Stars Group may not be able to attract or retain customers or otherwise maintain or increase the frequency and duration of their engagement. A number of other online gaming and interactive entertainment companies that achieved early popularity have since seen their active customer bases or levels of engagement decline. The Stars Group's strategy is to increase engagement and retention of customers, particular those it deems of higher value, but there is no guarantee that The Stars Group will not experience an erosion of its active customer base or engagement levels among such customers in the future. The Stars Group's customer engagement patterns have changed over time, and customer engagement can be difficult to measure, particularly as customers continue to engage increasingly via mobile devices and as The Stars Group introduces new and different product offerings. Any number of factors could potentially negatively affect customer retention, growth, and engagement, including if:

  •
  customers increasingly engage with the products or services of The Stars Group's competitors;

  •
  The Stars Group fails to introduce, or delays the introduction of, new products or services (whether developed internally, or licensed or otherwise obtained or developed in conjunction with third parties) that users find engaging or that work with a variety of operating systems or networks, or if it introduces new products or services, including using technologies with which it has little or no prior development or operating experience, or changes to its existing products or services, that are not favorably received by customers;

  •
  customers have difficulty installing, updating or otherwise accessing The Stars Group's products on desktops or mobile devices as a result of actions by The Stars Group or third parties that it relies on to distribute its products and deliver its services;

  •
  there are decreases in customer sentiment about the quality of The Stars Group's products or concerns related to privacy, safety, security or other factors;

  •
  new industry standards are adopted or customers adopt new technologies where The Stars Group's products may be displaced in favor of other products or services, may not be featured or otherwise available, or may otherwise be rendered obsolete and unmarketable;

  •
  there are adverse changes in The Stars Group's products that are mandated by legislation, regulatory authorities or litigation, including settlements;

  •
  The Stars Group does not obtain applicable regulatory or other approvals or renewals of such approvals to offer, directly or indirectly, its products in new or existing jurisdictions;

  •
  technical or other problems prevent The Stars Group from delivering its products in a rapid and reliable manner or otherwise affect the customer experience, such as security breaches or failure to prevent or limit spam or similar content;

  •
  The Stars Group adopts policies or procedures related to areas such as customer data and information that are perceived negatively by its customers or the general public;

  •
  The Stars Group elects to focus its customer growth and engagement efforts more on longer-term initiatives, or if initiatives designed to attract and retain customers and engagement are unsuccessful or discontinued, whether as a result of actions by The Stars Group, third parties or otherwise;

  •
  The Stars Group fails to price its product offerings competitively or provide adequate customer service;

  •
  The Stars Group or other companies in the industries in which it operates are the subject of adverse media reports or other negative publicity; or

  •
  The Stars Group fails to effectively anticipate or respond to customers' continuously changing and dynamic needs, demands and preferences, such as new poker variants or casino games, or innovative types of sports betting or betting related to new or popular sporting events, as well as emerging technological trends, or The Stars Group's competitors more effectively anticipate or respond to the same.

        If The Stars Group is unable to maintain or increase its customer base or engagement, or effectively monetize its customer base's use of its products and offerings, its revenue and financial results may be adversely affected. Any decrease in customer retention, growth or engagement, including player liquidity, could render the products of The Stars Group less attractive to customers, which is likely to have a material and adverse impact on its revenue, business, financial condition and results of operations. If The Stars Group's active customer growth rate slows, it becomes increasingly dependent on its ability to maintain or increase levels of customer engagement and monetization in order to drive revenue growth, particularly with respect to high-value, net-depositing customers (primarily recreational players).

The online gaming and interactive entertainment industries are intensely competitive and The Stars Group's potential inability to compete successfully could have a significant adverse impact.

        There is intense competition among online gaming and interactive entertainment providers, and the online gaming and interactive entertainment industries are characterized by dynamic customer demand and technological advances. There are a number of established, well-financed companies producing online gaming and/or interactive entertainment product offerings that compete with The Stars Group's product offerings. Such competitors may spend more money and time on developing and testing product offerings, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than The Stars Group, which could negatively impact The Stars Group's business. Furthermore, new competitors, whether licensed or unlicensed, may enter The Stars Group's key product and/or geographic markets. Moreover, there has also been considerable consolidation among The Stars Group's competitors in the gaming industry. Such consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share of customers, expand product offerings and broaden their geographic scope of operations.

        As a result of the foregoing, among other factors, The Stars Group must continually introduce and successfully market new and innovative technologies, products and product enhancements to remain competitive and effectively stimulate customer demand, acceptance and engagement. The process of developing new products and systems is inherently complex and uncertain. Even if The Stars Group's new products attain market acceptance, those new products could cannibalize The Stars Group's current products' market share or share of its customers' wallets in a manner that could negatively impact such products' ecosystem. Although The Stars Group intends to continue investing resources in its R&D efforts, there can be no assurance that such investments will lead to successful new technologies or timely new products or enhanced existing products, in each case with product life cycles long enough for the product to be successful. Additionally, if The Stars Group cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, its business could be negatively impacted. For example, although The Stars Group has and continues to be a significant market leader in online poker, and is seeing meaningful growth and revenue from its online casino, it is still in the relatively early stages of its entry into casino and sportsbook, where competition is significant and formidable. The Stars Group currently monetizes certain of these offerings in a limited fashion and may not be successful in its efforts to generate consistently meaningful revenue from certain of these offerings in either the short or long terms.

The Stars Group's online offerings are part of new and evolving industries, which presents significant uncertainty and business risks.

        The online gaming and interactive entertainment industries are relatively new and continue to evolve. Whether these industries grow and whether The Stars Group's online business will ultimately succeed, will be affected by, among other things, developments in social networks, mobile platforms, legal and regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to online gaming and related activities), taxation of gaming activities, data and information privacy and payment processing laws and regulations, and other factors that The Stars Group is unable to predict and which are beyond The Stars Group's control. Given the dynamic evolution of these industries, it can be difficult to plan strategically, including as it relates to product launches in new or existing jurisdictions which may be delayed or denied, and it is possible that competitors will be more successful than The Stars Group at adapting to change and pursuing business opportunities. Additionally, as the online gaming industry advances, including with respect to regulation in new and existing jurisdictions, The Stars Group may become subject to additional compliance-related costs, including as it relates to licensing and taxes. Consequently, The Stars Group cannot provide assurance that its online and interactive offerings will grow at the rates expected, or be successful in the long term. If The Stars Group's products do not obtain popularity or maintain popularity, or if they fail to grow in a manner that meets its expectations, or if it cannot offer its product offerings in particular jurisdictions that may be material to its business, The Stars Group's business, results of operations and financial condition could be harmed.

The Stars Group may prioritize customer growth and engagement and the customer experience over short-term financial results.

        The Stars Group has made, and may in the future make, product and investment decisions that may not prioritize its short-term financial results if it believes that the decisions are consistent with its mission and long-term goals to benefit the aggregate customer experience, improve its financial performance and maximize shareholder value. For example, The Stars Group has implemented and may in the future implement changes to, including certain reductions in, its loyalty programs to ensure that the distribution of rebates, rewards and incentives is aligned with The Stars Group's goal of incentivizing customers for loyalty and behavior that is positive to the overall customer experience and the particular product's ecosystem, and introduced and may in the future introduce other changes, such as adjustments to product pricing. See "Business of The Stars Group" and "Management's Discussion and Analysis of The Stars Group". The Stars Group also may introduce changes to existing products, or introduce new products, that direct customers away from products or services where it has a proven means of monetization and which may reduce engagement with its core product offerings, such as through the introduction of online casino, sportsbook or new variants of online poker. The Stars Group also may take steps that result in limiting distribution of certain product offerings, such as on mobile devices, in the short term in order to attempt to ensure the availability of such product offerings to its customers over the long term. These decisions may not produce the benefits that The Stars Group expects, in which case its customer growth and engagement, its relationships with third parties, and its business and results of operations could be harmed.

If The Stars Group is not able to build, maintain and enhance its brands, or if events occur that damage its reputation and brands, its ability to expand its customer base may be impaired, and its business and financial results may be harmed.

        The Stars Group believes that its brands, particularly PokerStars and related brands, have significantly contributed to the success of its business. The Stars Group also believes that building, maintaining and enhancing its brands, including its newer brands, and certain brand arrangements that it may enter into or maintain following the Acquisition and Australian Acquisitions, is critical to expanding its customer base and generating revenue. Building, maintaining and enhancing the brands of The Stars Group will depend largely on its ability to continue to successfully provide enjoyable, reliable, trustworthy and innovative products with adequate customer service. It will also depend on its ability to successfully maintain or advance its internal marketing and branding functions and its ability to establish and develop new relationships and build on existing relationships with ambassadors and service providers on which it relies to promote its product offerings. The Stars Group may introduce new products, programs, terms of service or policies, including those related to loyalty programs, pricing and security, make decisions regarding regulation, user privacy, payments and other issues, and continue to experience media, legislative and regulatory scrutiny as it relates to The Stars Group, its directors, employees, contractors, vendors, joint venture partners or any of the foregoing that were previously associated with The Stars Group, or the online gaming industry in general, that customers do not like, all of which may negatively affect its brands. The brands of The Stars Group may also be negatively affected by the actions of customers, employees, contractors or vendors that are deemed to be hostile or inappropriate to other customers, including through the use of certain software to gain an advantage over other customers (see "Business of The Stars Group—Technology Infrastructure and Research and Development"), or by the use of the products or services of The Stars Group or companies that provide similar product offerings, for illicit, objectionable or illegal ends. In addition, The Stars Group cannot provide assurance that its current or former directors, officers, employees, ambassadors or service providers will act in a manner that will promote the success of The Stars Group or its product offerings. Maintaining and enhancing the brands of The Stars Group may require it to make or incur substantial investments, costs or fees. If The Stars Group fails to successfully promote and maintain its brands or if it incurs excessive expenses in this effort, it could have an adverse effect on the size, engagement and loyalty of The Stars Group's customer base and result in decreased revenue, which could adversely affect its business and financial results.

The Stars Group's customer growth, engagement, and monetization on mobile devices each depend upon effective operation with mobile operating systems, networks and standards that it does not control.

        A growing portion of The Stars Group's customer registrations are from mobile devices and The Stars Group believes that the use of its product offerings on mobile devices will continue to be important to its long-term success. There is no guarantee that popular mobile devices will start or continue to support or feature the products of The Stars Group, or that mobile device users will continue to use the products of The Stars Group rather than competing products. As it relates to The Stars Group's mobile platforms, The Stars Group is dependent on the interoperability of such products with popular mobile operating systems, technologies, networks and standards that it does not control, such as the Android and iOS operating systems, and any changes, bugs, technical or regulatory issues in such systems, The Stars Group's relationships with mobile partners, manufacturers and carriers, or in their terms of service or policies that degrade The Stars Group's products' functionality, reduce or eliminate its ability to distribute its products, give preferential treatment to competitive products, limit its ability to deliver high quality products, or impose fees or other charges related to its delivery of products, could adversely affect its product usage and monetization on mobile devices. If it is difficult or unfavorable for The Stars Group's customers to access and use its products on their mobile devices, or if the customers of The Stars Group choose not to access or use its products on their mobile devices or use mobile products that do not offer access to its products, its customer growth and engagement could be harmed, which could adversely affect its business, results of operations and financial condition.

The Stars Group's financial results will fluctuate from quarter to quarter and are difficult to predict.

        The Stars Group's quarterly financial results have fluctuated in the past and will fluctuate in the future. Additionally, The Stars Group has a limited operating history with the current scale of its business, particularly with respect to its newer product offerings, such as online casino and sportsbook, which makes it difficult to forecast its future results. For example, The Stars Group may not be able to accurately predict the anticipated margin variances on such newer products. As a result, investors should not rely upon The Stars Group's past quarterly financial results as indicators of future performance. Investors should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving, highly regulated and competitive markets. The financial results of The Stars Group in any given quarter can be influenced by numerous factors, many of which it is unable to predict or are outside of its control, including without limitation, the impact of seasonality and The Stars Group's gross win margin, as described below under "Business Strategy of The Stars Group—Seasonality and Other Factors Impacting the Business", and the other risks and uncertainties set forth in this Prospectus Supplement, including under the headings "Risk Factors—Risks Related to the Business of The Stars Group" hereunder and particularly those risks related to The Stars Group's regulatory environment.

        The Stars Group's quarterly financial results may also fluctuate based on whether it pays out any jackpots to its customers during the relevant quarter. The Stars Group does not participate in a network progressive jackpot program, and instead offers an equivalent system in which only its own customers participate. This means that The Stars Group does not make contributions to a central fund as the progressive jackpot builds up (because it is the only operator in the program, this would serve no purpose), and that if a customer wins the progressive jackpot there is no central fund to cover the payout. Accordingly, the cost of the progressive jackpot payout would flow directly to the income statement in the period in which it is won with a potentially significant adverse effect on The Stars Group's financial condition and cash flows. Statistically, the likelihood of significant jackpot wins, either individually or in the aggregate, is extremely low and the algorithms of the slots games are such that the number of high winners overall is low, but because the winning is underpinned by a random mechanism, The Stars Group cannot predict with absolute certainty when a jackpot will be won.

The Stars Group is subject to foreign exchange and currency risks that could adversely affect its operations, and The Stars Group's ability to mitigate its foreign exchange risk through hedging transactions may be limited.

        The primary depositing currencies on The Stars Group's current product offerings are currently in currencies other than the U.S. dollar, yet the primary currency of customer game play is the U.S. dollar and a significant portion of The Stars Group's expenses are incurred in Canadian, U.S. and Australian dollars, Euro and British pound sterling. Fluctuations in the exchange rate among the U.S. dollar, Euro and other currencies may have a material adverse effect on The Stars Group's business, financial condition and operating results. The Stars Group's consolidated financial results are significantly affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposure arises from current transactions and anticipated transactions denominated in currencies other than the U.S. dollar and from the translation of foreign-currency-denominated balance sheet accounts into U.S. dollar-denominated balance sheet accounts. Exchange rate fluctuations could materially adversely affect The Stars Group's operating results and cash flows and the value of its foreign assets. If a foreign currency is devalued in a jurisdiction in which The Stars Group accepts deposits in such currency, then The Stars Group's customers may be unable or unwilling to deposit and spend the same or similar amounts that they may otherwise deposit or spend.

        While The Stars Group has certain natural expense hedges and has entered and may in the future enter into cross-currency swap agreements, forward contracts and other derivative and hedging instruments intended to mitigate foreign currency exchange risk, there can be no assurance The Stars Group will do so or that any instruments that The Stars Group enters into will successfully mitigate such risk. If The Stars Group enters into foreign currency forward or other hedging contracts, The Stars Group would be subject to the risk that a counterparty to one or more of these contracts defaults on its performance under the contracts. During an economic downturn, a counterparty's financial condition may deteriorate rapidly and with little notice, and The Stars Group may be unable to take action to protect its exposure. In the event of a counterparty default, The Stars Group could lose the benefit of its hedging contract, which may harm its business and financial condition. In the event that one or more of The Stars Group's counterparties becomes insolvent or files for bankruptcy, The Stars Group's ability to eventually recover any benefit lost as a result of that counterparty's default may be limited by the liquidity of the counterparty. The Stars Group expects that it will not be able to hedge all of its exposure to any particular foreign currency, and it may not hedge its exposure at all with respect to certain foreign currencies. Changes in exchange rates and The Stars Group's limited ability or inability to successfully hedge exchange rate risk could have an adverse impact on The Stars Group's liquidity and results of operations. For additional information regarding The Stars Group's hedging activity and foreign exchange risk, as well as an analysis of certain constant currency measures, see "Management's Discussion and Analysis of The Stars Group".

The Stars Group may have exposure to greater than anticipated tax liabilities.

        The tax obligations of The Stars Group are varied and include taxes on gaming income (e.g., VAT and gaming duty) and taxes on profits and transactions of its group entities (corporate tax, VAT and withholding taxes).

        The Stars Group's tax obligations are based in part on its corporate operating structure and intercompany arrangements, including the manner in which it develops, values and uses its intellectual property and the valuations of its intercompany transactions, as well as its operations in online gaming. For instance, much of The Stars Group's tax treatment is dependent, among other things, on the jurisdiction of its tax residence, including the tax residences of its subsidiaries. The Stars Group attempts to manage its business such that it and its subsidiaries are resident for tax purposes solely in certain jurisdictions, such as their respective jurisdictions of formation, and that it does not unintentionally create a taxable permanent establishment or other taxable presence in any other jurisdiction. The tax laws applicable to The Stars Group's business are subject to interpretation, and certain jurisdictions are seeking to introduce new, or aggressively interpret existing, laws to tax online gaming operators on their activity with local customers in an effort to raise additional tax revenue from companies such as The Stars Group. The taxing authorities of the jurisdictions in which The Stars Group operates or has customers may challenge its methodologies for determining tax residence, the existence of a permanent establishment and/or the taxes payable, which could increase its worldwide effective tax rate and harm its financial position and results of operations. The Stars Group is subject to periodic review and audit by domestic and foreign tax authorities. Tax authorities may disagree with certain positions The Stars Group has taken and will take and any adverse outcome of such a review or audit could have a negative effect on its financial position and results of operations. For instance, while we believe that the transactions described in this Prospectus Supplement, including the Preferred Share Conversion, will not create a tax liability for the Company or a tax liability for the holders of the Preferred Shares in respect of which the Company would be liable, tax authorities may disagree with our position. In addition, the determination of The Stars Group's worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions where the ultimate tax determination is uncertain. Although The Stars Group believes that its provision for income taxes and other tax liabilities is reasonable, the ultimate tax outcome may differ from the amounts recorded in its financial statements and may materially affect its financial results in the period or periods for which such determination is made. For example, The Stars Group has previously incurred tax liabilities for past tax years as a result of the positions taken by tax authorities in certain jurisdictions, including in certain European jurisdictions. Furthermore, The Stars Group has included in the income tax expense for its 2017 fiscal year a tax provision of $26.5 million relating to an ongoing transfer pricing dispute in Canada for one of its subsidiaries. The issue in dispute relates to the subsidiary's operations for its 2003 to 2007 fiscal years, prior to its acquisition by The Stars Group. The Stars Group has been advised that it has strong arguments to defend the adjustments proposed by the Canadian tax authorities and the subsidiary intends to vigorously defend its position. However, as the subsidiary has to go through the process of appealing the reassessments and it is uncertain what the final outcome will be, a tax provision has been recorded to cover the potential tax adjustment and interest thereon. See "Business of The Stars Group" and "Management's Discussion and Analysis of The Stars Group" for additional information. This could continue to happen in the future in various jurisdictions where The Stars Group offers or has offered its product offerings or where it has or had subsidiaries or activities.

        As discussed elsewhere in this Prospectus Supplement, The Stars Group pays gaming duty as a requirement of certain of its gaming licenses or approvals. The Stars Group attempts to take reasonable positions in its tax filings and seeks to support this with external advice where deemed necessary or appropriate. However, the tax laws governing how the tax base for gaming duty is determined can be subject to differing interpretation, and tax authorities in certain jurisdictions may disagree with positions taken by The Stars Group.

        Moreover, the application of indirect taxes, such as sales and use tax, VAT, provincial sales taxes, goods and services tax, business tax and gross receipt tax, to the businesses of The Stars Group and its subsidiaries is a complex and evolving issue. For example, as of January 1, 2015, the European Union imposed an obligation on businesses to collect and remit VAT on the provision of electronically supplied services, and similar regimes have been implemented in a number of other jurisdictions across the world. Gaming activities have typically been exempt from VAT where there is a local regulatory framework; however, such activities potentially fall within the rules applying local VAT on electronically supplied services, both in the European Union and elsewhere. Given the uncertainty surrounding the application of VAT to gaming activities under these constantly changing and developing rules, The Stars Group is complying with certain VAT collection and remittance procedures in certain countries both within and outside of the European Union, and the VAT cost is deducted from net gaming revenue. Significant judgment is required to evaluate applicable tax obligations and as a result amounts recorded could change. These changes may result in The Stars Group paying VAT on a greater number of transactions, or on a different tax base, which could significantly increase its VAT costs and consequently reduce its net gaming revenue, harming its financial position and results of operations. Additionally, tax authorities may raise questions about The Stars Group's calculation, reporting and collection of taxes and may ask it to remit additional taxes, as well as an alternative calculation of such taxes. Where necessary The Stars Group seeks external advice on the application of new taxes and changes to existing law, and should any new taxes become applicable or if the taxes The Stars Group pay are found to be deficient, including as a result of differing interpretations of ambiguous laws, The Stars Group's business, financial condition and results of operations could be harmed.

        In addition, The Stars Group's future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of The Stars Group's deferred tax assets and liabilities, by changes in tax laws, regulations or accounting principles, by the introduction of new tax laws in jurisdictions where it operates or derives revenue from customers or as a result of taxes in new jurisdictions where it does not currently operate but may in the future as a result of licensure, approval or otherwise.

        In the event that The Stars Group increases the percentage of its total revenues that are derived from operations in nationally or locally regulated jurisdictions, it may result in an increase in operating costs (including increased gaming taxes such as gaming duty and VAT) as well as in the effective tax rate of The Stars Group and its subsidiaries, which could have adverse consequences on The Stars Group's business, results of operations, cash flows or liquidity. In addition, the future introduction of or increase in point of consumption taxes, such as those anticipated to be introduced and implemented in Australia, will affect the future profitability of The Stars Group to the extent its product offerings are exposed to such taxes.

        With respect to transfer pricing, The Stars Group and its subsidiaries transact with each other as part of their operations. The tax laws of many countries where The Stars Group or its subsidiaries operate have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's length pricing principles. The taxation authorities in these countries could disagree with The Stars Group's arm's length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge The Stars Group's transfer pricing policies, this could result in a higher worldwide effective tax rate and harm the financial position and results of operations of The Stars Group.

        The jurisdictions in which SBG has customers impose taxes and duties on its activities, and the approach of taxation authorities to online betting and gaming frequently changes. Currently, all betting revenues derived from certain UK residents are subject to a 15% General Betting Duty tax ("GBD"), payable by the license holder on the "bookmaker's profits" (stakes received less winnings). In addition, all gaming revenue derived from UK residents is subject to a 15% remote gaming duty tax ("RGD"), payable by the license holder on the "gaming provider's profits" (being stakes received for pooled prize and ordinary gaming, less winnings with other adjustments). As of August 1, 2017, the UK changed the RGD rules to bring free bets into the charge to tax to further align with the GBD taxation rules, which will result in SBG paying a higher effective RGD rate in the fiscal year ended June 30, 2018. In addition, the UK government on May 17, 2018 announced that it will increase the rate of RGD on a date and at a rate to be confirmed. This increase is intended to cover the UK government's forecasted reduction in tax revenues following its reduction in the maximum allowable stake that can be bet on land-based fixed odd betting terminals to £2 beginning on a to be confirmed future date. If implemented, this change will increase the RGD cost for SBG and The Stars Group.

        There is a risk that further new taxation rules or changes to existing taxation rules could lead to substantial dual or additional regulation, compliance and licensing costs. SBG may also be adversely impacted by further changes to "point of consumption" regimes, particularly increases to the rate at which these taxes are levied in the UK or other jurisdictions in which SBG has customers.

        Tax authorities may also disagree with certain tax positions SBG currently takes or has taken in the past and any adverse outcome of a review or audit by tax authorities could have a negative effect on SBG's financial position and results of operations. Although SBG believes that its estimates are reasonable, the ultimate tax payable by SBG may differ from the amounts recorded in its financial statements and may materially affect its financial results in the period or periods for which such determination is made. In addition, SBG's future income taxes could be adversely affected by changes in the valuation of SBG's deferred tax assets and liabilities, or by changes in tax laws, regulations, or accounting principles or as a result of taxes in new jurisdictions where it does not currently operate but may operate in the future.

Changes in tax laws or administrative policies related to tax could materially affect The Stars Group's financial position and results of operations.

        The tax regimes The Stars Group is subject to or operates under may be unsettled and may be subject to significant change. Changes in tax laws or administrative policies related to tax could materially affect The Stars Group's financial position and results of operations. As noted above, many countries in the European Union in which The Stars Group offers its product offerings to customers, as well as a number of other countries, have recently adopted or are actively considering changes to existing tax laws as they relate to online gaming or are changing the manner in which they interpret such tax laws. Such changes have resulted and could result in significant increases to the tax obligations of The Stars Group in many countries where it does business or has customers, and may include new or additional taxes (such as VAT, gaming duties and local corporate tax).

        Since 2012, the Organization for Economic Cooperation and Development ("OECD") has been working on its Base Erosion and Profit Sharing ("BEPS") project to address gaps and mismatches in tax rules that it believes facilitated the artificial shifting of profits across the world. The BEPS project resulted in certain minimum standards being agreed to by many countries to counteract base erosion and profit shifting changing the taxation framework for multinational groups (such as The Stars Group). In 2017, a multilateral instrument was signed to efficiently implement these changes as relevant to international double tax treaties. The BEPS project has changed the global approach and attitude for addressing tax avoidance, and while collective actions are currently being taken, there is a risk that tax authorities may take additional unilateral actions as has already occurred in the UK (i.e., diverted profits tax) and other countries. In addition, the OECD, European Commission and certain other countries are considering whether further changes are required to address specific issues in relation to the taxation of the digital economy/digital transactions. Any developments that arise in this area could have a significant impact on The Stars Group and its tax costs.

        The European Commission has conducted investigations in multiple countries focusing on whether local country tax rulings or tax legislation provides preferential tax treatment that violates European Union state aid rules and concluded that certain countries, including Ireland, have provided illegal state aid in certain cases. These investigations may result in changes to the tax treatment of The Stars Group's foreign operations. Due to the large and expanding scale of The Stars Group's international business activities, any changes in the taxation of such activities may increase its worldwide effective tax rate and harm its financial position and results of operations.

        Furthermore, certain jurisdictions in which The Stars Group or its subsidiaries operate either tax or have proposed to tax players' gaming winnings or impose a withholding obligation on foreign online gaming operators with respect to gaming winnings, which could make The Stars Group's offerings less attractive to players in those jurisdictions.

        The U.S. government has recently enacted the most comprehensive tax reform in a number of years, but due to The Stars Group's profile and current operations in the United States, the tax reform is not anticipated to have a material impact on The Stars Group's current tax position. However, there can be no assurance that The Stars Group's profile and current operations in the United States will not change or that the United States will not enact further tax reform or changes to current tax laws, which could have a material adverse impact on The Stars Group's current or future tax position and an adverse effect on The Stars Group's results of operations, cash flows and financial condition.

The Stars Group has significant international operations and plans to continue expanding its operations abroad, which may subject it to increased business and economic risks that could affect its financial results.

        The Stars Group has significant international operations and plans to continue the international expansion of its business operations and products. The products of The Stars Group are available in numerous jurisdictions and nearly two dozen languages, and it operates from offices, data centers or transit points of presence throughout the world. Nearly all The Stars Group's current operations are conducted from offices in foreign jurisdictions, particularly in the Isle of Man, Malta, and in certain member states of the European Union, and it derives revenue from customers in various countries worldwide. As such, The Stars Group's operations and revenues may be adversely affected by changes in foreign government policies and legislation or social, economic or political instability and other factors which are not within the control of The Stars Group, including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of funds, assets or earnings, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, changes in online gaming policies, regulatory requirements or the personnel administering them, exchange controls, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade and investment barriers and protectionist practices, withdrawals from economic or political unions, such as "Brexit", taxation policies, including royalty and tax increases (such as additional corporate tax, VAT and gaming duties) and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property, evolving regulations regarding data and information privacy and payment processing, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which The Stars Group's operations are conducted. If The Stars Group's operations or revenues are disrupted or threatened for unexpected reasons, its business may be materially harmed.

        The Stars Group's international activities may require protracted negotiations with host governments and regulators, national companies and third parties. Foreign government regulations may require foreign product and service providers to, among other things, be located in or employ citizens or residents of a particular jurisdiction and otherwise comply with numerous and extensive procedures and formalities. These procedures and formalities may result in unexpected or lengthy delays in commencing important business activities, and, in some cases, failure to follow such formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken. Management of The Stars Group is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase The Stars Group's cost of doing business or affect its operations in any jurisdiction. In addition, The Stars Group may in the future enter into agreements and directly or indirectly conduct activities outside of the jurisdictions where it currently carries on business, which expansion may present challenges and risks that The Stars Group has not faced in the past, any of which could adversely affect the results of operations and/or financial condition of The Stars Group.

        Moreover, in the event of a dispute arising in connection with The Stars Group's operations with respect to a foreign jurisdiction where it conducts its business or has customers, The Stars Group may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of domestic courts or enforcing domestic judgments in such other jurisdictions. The Stars Group may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

        Although The Stars Group believes that management's experience to date in numerous foreign jurisdictions may be of assistance in helping to reduce these risks, The Stars Group's direct and indirect activities in foreign jurisdictions could be substantially affected by factors beyond The Stars Group's control, any of which could have a material adverse effect on it.

Real or perceived inaccuracies in The Stars Group's customer metrics may harm its reputation and negatively affect its business.

        The numbers for The Stars Group's key metrics, which include QAU, QNY and Net Deposits (all as defined below), as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. There are certain challenges and limitations in measuring the usage of its product offerings across its customer base, and such challenges and limitations may also affect The Stars Group's understanding of certain details of its business. See "Cautionary Note Regarding Use of Non-GAAP Measures". In addition, The Stars Group's key metrics and related estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information. The Stars Group continually seeks to improve its estimates of its active customer base, and such estimates may change due to improvements or changes in The Stars Group's methodology.

        For example, the methodologies used to measure The Stars Group's customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions) and how certain data may be, among other things, integrated, analyzed and reported after The Stars Group completes an acquisition or strategic transaction such as the Australian Acquisitions and the Acquisition. Moreover, The Stars Group's business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being properly recorded or accurately included, in the calculation of a particular key metric. In addition, as it relates to certain of The Stars Group's product offerings, customers are required to provide certain information when registering and establishing real-money accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would violate The Stars Group's applicable terms and conditions of use) and customers could take advantage of certain customer acquisition incentives to register and interact with The Stars Group's product offerings, but not actually deposit or transfer funds into their real-money accounts with The Stars Group. Although The Stars Group typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

        The Stars Group regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy that may result in the recalculation or replacement of historical metrics or introduction of new metrics. These changes may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods and adjustments to definitions in an effort to provide what management believes may be the most helpful and relevant data. The Stars Group also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use and limit or eliminate promotional incentives that are susceptible to abuse), and its key metrics or estimates of key metrics may change due to improvements or changes in its methodology. Additionally, all The Stars Group's metrics are subject to software bugs, inconsistencies in The Stars Group's systems and human error. Notwithstanding, The Stars Group believes that any such irregularities, inaccuracies or adjustments are immaterial unless otherwise stated.

        If the public or investors do not perceive The Stars Group's customer metrics to accurately represent its customer base, or if it discovers material inaccuracies in its customer metrics, The Stars Group may be subject to certain liability and its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

The Stars Group's sportsbook business may experience significant losses with respect to individual events or betting outcomes

        The Stars Group's fixed-odds betting products involve betting where winnings are paid on the basis of the stake placed and the odds quoted, rather than derived from a pool of stake money received from all customers. A bookmaker's odds are determined with the objective of providing an average return to the bookmaker over a large number of events and therefore, over the long term, the gross win percentage for The Stars Group has remained fairly constant. However, there can be a high level of variation in gross win percentage event-by-event and day-by-day. The Stars Group has systems and controls in place that seek to reduce the risk of daily losses occurring on a gross-win basis, but there can be no assurance that these will be effective in reducing their exposure, and consequently the exposure of The Stars Group to this risk in the future. As a result, in the short term, there is less certainty of generating a positive gross-win, and The Stars Group may experience (and it has from time to time experienced) significant losses with respect to individual events or betting outcomes, in particular if large individual bets are placed on an individual event or betting outcome or series of events or betting outcomes. In circumstances where odds compilers and risk managers are capable of human error, then even allowing for the fact that a number of sports betting products are subject to capped pay-outs, significant volatility can occur. Also, there may be such a volume of trading at any particular period of time that even automated systems would not be able to address and eradicate all risks. Any significant losses on a gross-win basis could have a material adverse effect on The Stars Group and its cash flows and therefore a material adverse effect on its business, financial condition and results of operations. In addition, if a jurisdiction where it holds or wishes to apply for a license imposes a high turnover tax for betting (as opposed to a gross-win tax), this too would impact profitability, particularly with high value/low margin bets, and likewise have a material adverse effect on The Stars Group's business.

        The sports betting operations of The Stars Group are subject to the seasonal variations dictated by the various sports calendars, which will have an effect on its financial performance. For additional information, see "Business of The Stars Group—Seasonality and Other Factors Impacting the Business". A significant proportion of The Stars Group's current sports betting revenue is generated from bets placed on European football, which has an off-season in the summer that can cause a corresponding temporary decrease in its respective revenues. The Stars Group's ability to generate revenues is also affected by the scheduling of major sporting events that do not occur annually, such as the FIFA World Cup and UEFA European Championships. In addition, the ability to generate revenue will be dependent on the progression and results of certain teams within specific tournaments and the failure of such team to progress, or adverse results of such teams, may have adverse consequences on the financial performance of The Stars Group.

        In online casino, operator losses are limited per stake to a maximum return. When looking at bets across a period of time, operator losses can potentially be larger in the short term, although in practice, this does not happen quickly and thus mitigating action can be taken by The Stars Group. Given the high volume of the business and the statistical gross win margin embedded within all casino games, major operator losses are infrequent over long periods.

        While The Stars Group has implemented systems and controls to monitor and manage such risk, there can be no assurance that these systems and controls will be effective in reducing the exposure to this risk. The effect of future fluctuations and single event losses could have a material adverse effect on the cash flows and therefore a material adverse effect on the business, results of operations, financial condition and prospects of The Stars Group.

The Stars Group plans to continue to make acquisitions if opportunities arise in the future. Investigating, completing, implementing and integrating acquisitions involve risks that could negatively affect The Stars Group's business, results of operations, cash flows or liquidity.

        As part of its business strategy, The Stars Group has made and intends to continue to make acquisitions if opportunities arise in the future to add specialized employees and new or complementary companies, products, or technologies. In some cases, the costs of such acquisitions may be substantial, including, without limitation, as a result of professional adviser fees and due diligence efforts; and there is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. Currently, The Stars Group anticipates that it may continue to make strategic acquisitions if opportunities arise in the future, some of which may be significant; however, The Stars Group may not be able to identify suitable acquisition or strategic investment opportunities, or may be unable to obtain any required financing, or regulatory approvals, and therefore may not be able to complete such acquisitions or strategic investments on favorable terms, if at all. The Stars Group may decide to pursue acquisitions with which The Stars Group's investors may not agree and The Stars Group cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on The Stars Group's management, as well as on its operational and financial infrastructure. In particular, acquisitions may expose The Stars Group to operational challenges and risks, including:

  •
  the ability to profitably manage acquired businesses or successfully integrate the acquired businesses' operations, personnel, financial reporting, accounting and internal controls, technologies and product offerings into The Stars Group's business;

  •
  the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations;

  •
  entry into markets or acquisition of products or technologies with which The Stars Group has limited or no prior experience;

  •
  increased indebtedness;

  •
  the ability to fund cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties;

  •
  the availability of funding sufficient to meet increased capital needs;

  •
  diversion of management's attention; and

  •
  the ability to retain or hire qualified personnel required for expanded operations.

        If The Stars Group does not successfully integrate recent or future acquisitions, such as the Acquisition and the Australian Acquisitions, it may not realize the expected benefits and its business, liquidity and operating results may be materially adversely affected. For a discussion of specific risks associated with the Acquisition, see "Risk Factors—Risks Related to the Acquisition".

        The Stars Group may pay substantial amounts of cash or incur debt, including convertible debt, to pay for acquisitions, which could adversely affect its liquidity and its ability to service its debt. The incurrence of indebtedness would also result in increased fixed obligations, increased interest expense, and could also include covenants or other restrictions that would impede The Stars Group's ability to manage its operations. The Stars Group may also issue equity securities to pay for acquisitions and may grant a significant amount of equity-based incentive awards to retain the employees of acquired companies, which could increase its expenses, adversely affect its financial results, and result in dilution to its shareholders. In addition, any acquisitions The Stars Group announces could be viewed negatively by customers or investors, which may adversely affect its business or the price or liquidity of its securities.

        In addition, acquired companies may have liabilities that The Stars Group failed, or was unable, to discover or sufficiently assess in the course of performing due diligence investigations. The effectiveness of The Stars Group's due diligence review and its ability to evaluate the results of such due diligence are dependent in part upon the accuracy and completeness of statements and disclosures made or actions taken by the companies it acquires or their representatives, as well as the limited amount of time in which acquisitions are executed. In addition, The Stars Group may fail to accurately forecast the financial impact of an acquisition transaction, including tax and accounting charges, such as impairments of acquired assets. The Stars Group cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by sellers of acquired companies, will be sufficient in amount, scope or duration to fully or partially offset the possible liabilities associated with businesses or properties The Stars Group assumes upon consummation of an acquisition. The Stars Group may learn additional information about its acquired businesses that could materially adversely affect it, such as unknown or contingent liabilities, unprofitable products or third-party arrangements or relationships or restrictions or limitations on the same, and liabilities related to third-party arrangements or compliance with applicable laws. Acquisitions may also result in The Stars Group's recording of significant additional expenses to its results of operations and recording of substantial finite-lived intangible assets on its balance sheet upon closing. Any of these factors, individually or in the aggregate, could have a material adverse effect on The Stars Group's business, results of operations, cash flows or liquidity. For a description of the Kentucky Proceeding (as defined below), see "Business of The Stars Group—Legal Proceedings and Regulatory Actions".

The Stars Group cannot assure investors that it will effectively manage its growth.

        The growth and expansion of The Stars Group's business, headcount and product offerings could create significant challenges for its management, operational, and financial resources, including managing its relationships with customers, investors and other third parties. In the event of continued growth of The Stars Group's operations or in the number of its third-party relationships, The Stars Group may not have adequate resources, operationally, technologically or otherwise, to support such growth. In addition, some members of management of The Stars Group do not have significant experience managing a large, public global business operation, so its management may not be able to manage such growth effectively. To effectively manage The Stars Group's growth, The Stars Group must continue to improve its operational, financial, and management processes and systems and to effectively expand, train, and manage its employee base. As The Stars Group's organization continues to grow, and The Stars Group is required to implement more complex organizational management structures, it may find it increasingly difficult to maintain the benefits of its corporate culture and efficiencies, including its ability to quickly develop and launch new and innovative products. This could negatively affect The Stars Group's business performance.

Failure to attract, retain and motivate key employees may adversely affect The Stars Group's ability to compete and the loss of the services of key personnel could have a material adverse effect on its business.

        The Stars Group depends on the services of its executive officers as well as its key technical, operational, marketing and management personnel. The loss of any of these key persons could have a material adverse effect on The Stars Group's business, results of operations and financial condition. The Stars Group's success is also highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified technical, operational, marketing and management personnel. Competition for such personnel can be intense, and The Stars Group cannot provide assurance that it will be able to attract or retain such highly qualified personnel in the future. Equity-based awards comprise a key component of management compensation, and if The Stars Group's common share price declines or is volatile, it may be difficult to retain such individuals. In addition, as The Stars Group matures, the incentives to attract, retain, and motivate employees provided by The Stars Group's equity-based awards or by future arrangements may not be as effective as in the past, and if it issues significant equity to attract additional employees, the ownership of its existing shareholders may be further diluted. The Stars Group's potential inability to attract and retain the necessary personnel may adversely affect its future growth and profitability. The Stars Group's retention and recruiting may require significant increases in compensation expense, which would adversely affect The Stars Group's results of operation.

        The leadership of The Stars Group's current executive officers has been a critical element of The Stars Group's success. The departure, death or disability of any such officers or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on The Stars Group's business. Certain of The Stars Group's other senior management have made significant contributions to its growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect The Stars Group. The Stars Group is not protected by key man or similar life insurance covering its executive officers or members of senior management.

Litigation costs and the outcome of litigation could have a material adverse effect on The Stars Group's business.

        From time to time, The Stars Group may be subject to litigation claims through the ordinary course of its business operations or otherwise, regarding, among other things, employment matters, tax matters, security of customer and employee personal information, contracts with third parties, marketing, infringement of trademarks and other intellectual property rights, its current and former operations and the operations of the Stars Interactive Group or CrownBet businesses prior to their respective acquisitions. Litigation to defend The Stars Group against claims by third parties, or to enforce any rights that The Stars Group may have against third parties, may be necessary, which could result in substantial costs and diversion of The Stars Group's resources, causing a material adverse effect on its business, financial condition and results of operations. Given the nature of The Stars Group's business, it is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business, as well as potential class action lawsuits. Because the outcome of such legal matters is inherently uncertain, if one or more of such legal matters were to be resolved against The Stars Group for amounts in excess of management's expectations or any applicable insurance coverage or indemnification right, The Stars Group's results of operations and financial condition could be materially adversely affected. Any litigation to which The Stars Group is a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or The Stars Group may decide to settle lawsuits on similarly unfavorable terms. Moreover, The Stars Group cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by sellers of acquired companies, will be sufficient in amount, scope or duration to fully or partially offset any such possible liabilities. Any of these factors, individually or in the aggregate, could have a material adverse effect on The Stars Group's business, results of operations, cash flows or liquidity. For a description of certain currently pending legal and regulatory proceedings, including the Kentucky Proceeding and certain class action lawsuits, see "Business of The Stars Group—Legal Proceedings and Regulatory Actions".

The Stars Group cannot assure investors that it will be successful in defending a court proceeding challenging the mandatory conversion of its Preferred Shares.

        On June 5, 2018, The Stars Group announced that it had elected to effect the conversion of all of its outstanding Preferred Shares pursuant to their terms. The Stars Group concluded that the Common Share price and trading volume requirements entitling it to mandatorily convert the Preferred Shares into Common Shares were met and announced that the effective date of the mandatory conversion date will be July 18, 2018 at the close of business. The Stars Group also announced that on July 18, 2018, all of the Preferred Shares then outstanding will be converted at a rate of 52.66 Common Shares per Preferred Share, resulting in the cancellation of all the Preferred Shares and termination of all rights associated therewith.

        Two holders of Preferred Shares have jointly contested the validity of the mandatory conversion by way of an application in the Ontario Superior Court of Justice seeking, among other things, prior to the conversion date of July 18, 2018, a declaration of the Court that the Liquidity Condition (as defined in the Preferred Share terms) required for the mandatory conversion be based on the trading volume of The Stars Group's common shares solely on the Toronto Stock Exchange, as opposed to including trading volume from the Nasdaq Stock Market or any other exchange or trading platform, and therefore the Liquidity Condition was not met, and an injunction from the Ontario Superior Court of Justice to prohibit the mandatory conversion. The application is scheduled to be heard on July 13, 2018.

        Although The Stars Group remains of the view that it is entitled to convert the Preferred Shares as of July 18, 2018, there can be no assurance that The Stars Group's mandatory conversion will withstand this court challenge. If the application is successful, the Preferred Shares will remain outstanding until converted in accordance with their terms, and the issuance of Common Shares upon conversion at any such future date will dilute the ownership and voting power of our existing shareholders to a greater degree than if the conversion occurs as of July 18, 2018.

If The Stars Group's goodwill or intangible assets become impaired, The Stars Group may be required to record a significant charge to earnings.

        The Stars Group reviews its intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable, such as a decline in stock price and market capitalization. The Stars Group tests goodwill for impairment at least annually. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. The Stars Group may be required to record a significant charge in its financial statements during the period in which any impairment of its goodwill or intangible assets is determined, which would negatively affect its results of operations.

New products may be subject to complex revenue recognition standards, which could materially affect The Stars Group's financial results.

        As The Stars Group introduces new products and as transactions become increasingly complex, additional analysis and judgment is required to account for and recognize revenues in accordance with applicable accounting standards. Transactions may include unique new product offerings, and applicable accounting principles or regulatory product approval delays could further impact the timing of revenue recognition, which could adversely affect The Stars Group's financial results for any given period.

If The Stars Group's internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected.

        The Stars Group's internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If The Stars Group fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in their implementation, its business and operating results and market confidence in its reported financial information could be harmed and it could fail to meet its financial reporting obligations.

        As at the fiscal year end December 31, 2016, The Stars Group had identified material weaknesses in its internal control over financial reporting, which led management to conclude that its internal control over financial reporting as of such date was not effective. The material weaknesses identified related to controls over derivative valuation and hedge accounting, and foreign exchange rate information. For additional information, see "Management's Discussion and Analysis of The Stars Group—Disclosure Controls and Procedures and Internal Control over Financial Reporting". The Stars Group has implemented certain measures, which successfully remediated these material weaknesses as at December 31, 2017, and enhanced The Stars Group's internal control over financial reporting. Although these material weaknesses have been remediated, there can be no assurance that The Stars Group's internal control over financial reporting will be sufficient to prevent these or other material weaknesses in the future.

        The existence of any material weaknesses in the future may preclude management from concluding that The Stars Group's internal control over financial reporting is effective and may further preclude The Stars Group's independent auditors from issuing an unqualified opinion that The Stars Group's internal controls are effective. In addition, any material weaknesses could cause investors to lose confidence in The Stars Group's financial reporting and may negatively affect the price of its common shares. The Stars Group can make no assurances that it will be able to timely and cost effectively remediate any internal control deficiencies. Moreover, effective internal controls are necessary to produce reliable financial reports. If The Stars Group is unable to satisfactorily remediate any or if it discovers other deficiencies in its internal control over financial reporting, then such deficiencies could lead to misstatements in its financial statements or otherwise negatively impact its financial statements, business, results of operations, and reputation.

The Stars Group's business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which it operates.

        The Stars Group believes that demand for entertainment and leisure activities, including gaming, can be highly sensitive to changes in consumers' disposable income, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond the control of The Stars Group. Unfavorable changes in general economic conditions, including recessions, economic slowdown, sustained high levels of unemployment, and increasing fuel or transportation costs, may reduce customers' disposable income or result in fewer individuals engaging in entertainment and leisure activities, including online gaming. As a result, The Stars Group cannot ensure that demand for its products or services will remain constant. Adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding epidemics and the spread of contagious diseases, could lead to a further reduction in discretionary spending on leisure activities, such as gaming. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could adversely affect the demand for The Stars Group's product offerings, reducing its cash flows and revenues. If The Stars Group experiences a significant unexpected decrease in demand for its products, its business may be harmed.

The Stars Group may require additional capital to support its business growth, and this capital may not be available on acceptable terms, if at all.

        The Stars Group may require additional capital to support its business growth or to respond to business opportunities, challenges or unforeseen circumstances. The Stars Group's ability to obtain additional capital, if and when required, will depend on its business plans, investor demand, its operating performance, the condition of the capital markets, and other factors. If The Stars Group raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of The Stars Group's currently issued and outstanding equity or debt, and its existing shareholders may experience dilution. If The Stars Group is unable to obtain additional capital when required, or is unable to obtain additional capital on satisfactory terms, its ability to continue to support its business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and its business may be harmed.

The Stars Group is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition.

        The Stars Group must comply with all applicable international trade, export and import laws and regulations of Canada, the United States and other countries, and it is subject to export controls and economic sanctions laws and embargoes imposed by the U.S. and Canadian governments. Changes in trade sanctions laws may restrict The Stars Group's business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in modifications to The Stars Group's compliance programs. The Stars Group is also subject to the CFPOA, the FCPA, the UK Bribery Act, the IOM Bribery Act and other anti-bribery laws that generally prohibit the offering, promising, giving, agreeing to give, or authorizing others to give anything of value, either directly or indirectly, to a government official in order to influence official action, or otherwise obtain or retain a business advantage. Certain of such laws also require public companies to make and keep books and records that accurately and fairly reflect the transactions of the company and to devise and maintain an adequate system of internal accounting controls.

        The Stars Group's business is heavily regulated and therefore involves significant direct and indirect interaction with public officials, including officials of various governments worldwide. The Stars Group has implemented safeguards and policies to discourage practices by its directors, officers, employees and agents that would violate applicable laws. However, The Stars Group cannot ensure that its compliance controls, policies, and procedures will in every instance protect The Stars Group from acts committed by its directors, officers, employees, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which The Stars Group operates.

        Violations of these laws and regulations could result in significant fines, criminal sanctions against The Stars Group, its officers or its employees, requirements to obtain export licenses, disgorgement of profits, cessation of business activities in sanctioned countries, implementation of new or enhanced compliance programs, exclusion from government contracts or programs, prohibitions on the conduct of its business and its inability to market and sell its products in one or more countries. Additionally, any such violations could materially damage The Stars Group's reputation, brand, international expansion efforts, ability to attract and retain employees and customers, and The Stars Group's business, operating results and financial condition. For information regarding a certain previously disclosed foreign payments matter and The Stars Group's review of the same, see "Business of The Stars Group—Legal Proceedings and Regulatory Actions" below. In particular, as a result of this matter, The Stars Group and one or more subsidiaries could be subject to fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. This could have a material adverse effect on The Stars Group, including its reputation and ability to conduct business, its holding of gaming regulatory licenses, the listing of its securities on an exchange, its financial position, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for The Stars Group to estimate the time or resources that will be needed for the investigation of this matter or its final resolution because, in part, the time and resources needed are dependent on the nature and extent of the information requested by the authorities involved, and such time or resources could be substantial.

The Stars Group's insurance coverage may not be adequate to cover all possible losses it may suffer, and, in the future, its insurance costs may increase significantly or it may be unable to obtain the same level of insurance coverage.

        The Stars Group may suffer damage to its property due to a casualty loss (such as fire, natural disasters and acts of war or terrorism) or other losses, such as those related to labor, professional liability or certain actions or inactions by its management, directors or employees, that could severely disrupt its business or subject it to claims by third parties who are injured or harmed. Although The Stars Group maintains insurance that it believes is adequate, that insurance may be inadequate or unavailable to cover all the risks to which The Stars Group's business and assets may be exposed, including, without limitation, risks related to certain litigation. Should an uninsured loss (including a loss that is less than the applicable deductible) or loss in excess of insured limits occur, it could have a significant adverse impact on The Stars Group's business, results of operations or financial condition.

        The Stars Group generally renews its insurance policies on an annual basis. If the cost of coverage becomes too high or if The Stars Group believes certain coverage becomes inapplicable, The Stars Group may need to reduce its policy limits or agree to certain exclusions from its coverage in order to reduce the premiums to an acceptable amount or to otherwise reduce its coverage for certain occurrences. On the other hand, The Stars Group may determine that it either does not have certain coverage that would be prudent for its business and the risks associated with its business and/or its current coverages are too low to adequately cover such risks. In either event, The Stars Group may incur additional or higher premiums for such coverage than it had in prior years.

        Among other factors, national security concerns, catastrophic events or any change in the current applicable statutory requirement that insurance carriers offer coverage for certain acts of terrorism could also adversely affect available insurance coverage and result in, among other things, increased premiums on available coverage (which may cause The Stars Group to elect to reduce its policy limits or not renew its coverage) and additional exclusions from coverage. As cyber incidents and threats continue to evolve, The Stars Group may be required to expend additional, perhaps significant, resources to continue to update, modify or enhance its protective measures or to investigate and remediate any vulnerability to cyber incidents. Although The Stars Group maintains and monitors its information technology systems and has insurance coverage for protecting against cyber security risks, such systems and insurance coverage may not be sufficient to protect against or cover all the losses it may experience as a result of any cyber-attacks.

The Stars Group's results of operations could be affected by natural events in the locations in which it operates or where its customers or suppliers operate.

        The Stars Group, its customers, and its suppliers have operations in locations subject to natural occurrences such as severe weather and other geological events, including hurricanes, earthquakes, floods or tsunamis that could disrupt operations. Any serious disruption at any of The Stars Group's facilities or the facilities of its customers or suppliers due to a natural disaster could have a material adverse effect on The Stars Group's revenues and increase its costs and expenses. If there is a natural disaster or other serious disruption at any of The Stars Group's facilities, it could impair its ability to adequately supply its customers, cause a significant disruption to its operations, cause The Stars Group to incur significant costs to relocate or re-establish these functions and negatively impact its operating results. While The Stars Group insures against certain risks, such insurance may not adequately compensate The Stars Group for any losses incurred as a result of natural or other disasters. In addition, any natural disaster that results in a prolonged disruption to the operations of The Stars Group's customers or suppliers may adversely affect its business, results of operations or financial condition. With respect to The Stars Group's sportsbook business, cancellation or curtailment of significant sporting events, for example due to adverse weather, traffic or transport disruption or civil disturbances, terrorist attacks or the outbreak of infectious diseases may adversely impact The Stars Group's business, results of operations or financial condition for the relevant period. In addition, the failure of certain sporting teams to qualify for sporting events may also adversely impact The Stars Group's business, results of operations or financial condition for the relevant period.

The online gaming industry is heavily regulated and failure by The Stars Group to obtain or maintain applicable licensure or approvals, or otherwise comply with applicable requirements, could be disruptive to its business and could adversely affect its operations.

        The Stars Group and its officers, directors, major shareholders, key employees and business partners are generally subject to the laws and regulations relating to online gaming of the jurisdictions to which The Stars Group's gaming business is subject as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action may have a material impact on the operations and financial results of The Stars Group. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation to enable that to happen. Even where a jurisdiction purports to license and regulate online gaming, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over incoming new licensees. As such, some "liberalized" regulatory regimes are considerably more commercially attractive than others.

        The regulatory regime imposed upon providers of gaming varies by jurisdiction. Typically, however, most regulatory regimes include the following elements:

  •
  the opportunity to apply for one or more gaming licenses for one or more categories of products, whether as part of a general round of license issuance (for example, Spain) or as and when the applicant chooses to apply;

  •
  a requirement for gaming license applicants to make detailed and extensive disclosures as to their beneficial ownership, their source of funds, the probity and integrity of all persons associated with the applicant, the applicant's management competence and structure and business plans, the applicant's proposed geographical territories of operation and the applicant's ability to operate a gaming business in a socially responsible manner in compliance with regulation;

  •
  interviews and assessments by the relevant gaming authority, intended to inform a regulatory determination of the suitability of applicants for gaming licenses;

  •
  ongoing reporting and disclosure obligations, both on a set periodic basis and on an ad hoc basis in response to material issues affecting the business;

  •
  the testing and certification of software and systems, generally designed to confirm such things as the fairness of the gaming products offered by the business, their genuine randomness and ability accurately to generate settlement instructions and recover from outages;

  •
  the need to account for applicable gaming duties and other taxes and levies, such as fees or contributions to bodies that organize the sports on which bets are offered, as well as contributions to the prevention and treatment of problem gaming; and

  •
  social responsibility obligations.

        Any license, permit, approval or determination of suitability may be revoked, suspended or conditioned at any time. The loss of a license or a determination of unsuitability in one jurisdiction could trigger the loss of a license or affect The Stars Group's eligibility for a license in another jurisdiction. The Stars Group may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect its operations. The determination of suitability process may be expensive and time-consuming. The Stars Group's delay or failure to obtain licenses and approvals in any jurisdiction may prevent it from distributing its product offerings, increasing its customer base and/or generating revenues. A gaming regulatory body may refuse to issue or renew a license or registration if The Stars Group, or one of its directors, officers, employees, major shareholders or business partners: (i) is considered to be a detriment to the integrity or lawful conduct or management of gaming, (ii) no longer meets a licensing or registration requirement, (iii) has breached or is in breach of a condition of licensure or registration or an operational agreement with a regulatory authority, (iv) has made a material misrepresentation, omission or misstatement in an application for licensure or registration or in reply to an enquiry by a person conducting an audit, investigation or inspection for a gaming regulatory authority, (v) has been refused a similar license or registration in another jurisdiction, (vi) has held a similar license or registration in that province, state or another jurisdiction which has been suspended, revoked or cancelled, or (vii) has been convicted of an offence, inside or outside of Canada or the United States that calls into question The Stars Group's honesty or integrity or the honesty or integrity of any of its directors, officers, employees or associates. For additional information, see "Business of The Stars Group—Regulatory Environment". Additionally, a gaming regulatory body may refuse to issue or renew a license or approval, or restrict or condition a license or approval, based on the historic activities of The Stars Group or its current or former directors, officers, employees, major shareholders or business partners, which could adversely affect its operations or financial condition.

        On June 23, 2016, a referendum was held to determine whether the UK will remain in the European Union. In light of the decision to leave the European Union, in addition to the increase in volatility of both the global currency and financial markets, it may reduce The Stars Group's ability to operate on an unfettered basis in certain European markets that have tried to restrict competition in their domestic market from online gaming companies based overseas.

        Additionally, The Stars Group's product offerings must be approved in most regulated jurisdictions in which they are offered; this process cannot be assured or guaranteed. Obtaining these approvals is a time-consuming process that can be extremely costly. A developer and provider of online gaming products may pursue corporate regulatory approval with regulators of a particular jurisdiction while it pursues technical regulatory approval for its product offerings by that same jurisdiction. It is possible that after incurring significant expenses and dedicating substantial time and effort towards such regulatory approvals, The Stars Group may not obtain either of them. If The Stars Group fails to obtain the necessary certification, registration, license, approval or determination of suitability in a given jurisdiction, it would likely be prohibited from distributing and providing its product offerings in that particular jurisdiction altogether. If The Stars Group fails to seek, does not receive, or receives a suspension or revocation of a license in a particular jurisdiction for its product offerings (including any related technology and software) then it cannot offer the same in that jurisdiction and its licenses or approvals in other jurisdictions may be impacted. Furthermore, some jurisdictions require license holders to obtain government approval before engaging in some transactions, such as business combinations, reorganizations, stock offerings and repurchases. The Stars Group may not be able to obtain all necessary registrations, licenses, permits, approvals or findings of suitability in a timely manner, or at all. Delays in regulatory approvals or failure to obtain such approvals may also serve as a barrier to entry to the market for The Stars Group's product offerings. If The Stars Group is unable to overcome the barriers to entry, it will materially affect its results of operations and future prospects. To the extent new online gaming jurisdictions are established or expanded, The Stars Group cannot guarantee it will be successful in penetrating such new jurisdictions or expanding its business or customer base in line with the growth of existing jurisdictions. As The Stars Group directly or indirectly enters into new markets, it may encounter legal and regulatory challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new market opportunity. If The Stars Group is unable to effectively develop and operate directly or indirectly within these new markets or if its competitors are able to successfully penetrate geographic markets that it cannot access or where it faces other restrictions, then its business, operating results and financial condition could be impaired. The Stars Group's failure to obtain or maintain the necessary regulatory approvals in jurisdictions, whether individually or collectively, would have a material adverse effect on its business. See "Business Strategy of The Stars Group—Regulatory Environment".

        To expand into new jurisdictions, The Stars Group may need to be licensed, obtain approvals of its products and/or seek licensure of its officers, directors, major shareholders, key employees or business partners. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing markets or into new jurisdictions can negatively affect The Stars Group's opportunities for growth, including the growth of its customer base, or delay its ability to recognize revenue from its product offerings in any such jurisdictions.

        Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on the operations and financial results of The Stars Group. There is a risk that governmental authorities may view The Stars Group or its officers, directors, major shareholders, key employees or business partners as having violated their local laws, despite The Stars Group's efforts to obtain all applicable licenses or approvals. Therefore, there is a risk that civil and criminal proceedings, including class actions, could be initiated against The Stars Group, its officers, directors, major shareholders, key employees or business partners and others involved in the online gaming industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions, payment blocking, Internet service provider blocking or other restrictions being imposed upon The Stars Group or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on The Stars Group's business, revenues, operating results and financial condition as well as impact upon The Stars Group's reputation, even in instances where such proceedings are concluded successfully in favor of The Stars Group.

        There can be no assurance that legally enforceable prohibiting legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to The Stars Group's business to prohibit, legislate or regulate various aspects of the Internet, e-commerce, payment processing, or the online gaming and interactive entertainment industries (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on The Stars Group's business, financial condition and results of operations, either as a result of The Stars Group's determining that a jurisdiction should be blocked, or because a local license or approval may be costly for The Stars Group or business partners to obtain and/or such licenses or approvals may contain other commercially undesirable conditions. See "Business of The Stars Group—Regulatory Environment", including for additional information regarding the recently passed Financial Blocking Bill in Russia.

        Public opinion can also exert a significant influence over the regulation of the online gaming industry. A negative shift in the public's perception of online gaming could affect future legislation or regulation in different jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize online gaming, thereby limiting the number of new jurisdictions into which The Stars Group could expand. Negative public perception could also lead to new restrictions on or to the prohibition of online gaming in jurisdictions in which The Stars Group currently operates.

        The UK Gambling Act came into force on November 1, 2014, and required, for the first time, all remote gambling operators with customers in the UK to hold a license issued in the UK. Further changes to the betting or gaming laws or regulations in the UK or changes in the political or social attitude to online gaming could have a material impact on The Stars Group. SBG is licensed and regulated by the Gambling Commission (as defined below) established by the 2005 Act (as defined below) in respect of customers in the UK and seeks to comply with the licensing conditions of the Gambling Commission. The Gambling Commission has in the past and may in the future identify violations of SBG's licensing conditions. For example, the Gambling Commission previously identified that SBG had breached certain social responsibility codes as they relate to self-exclusion requirements of SBG's UK license. See "—Risks Related to the Business of Sky Betting & Gaming—SBG's systems and controls to restrict access to its products have failed previously and such systems and controls may not be adequate in the future.".

        In addition, concerns with safer betting and gaming could lead to negative publicity, resulting in increased regulatory attention which may result in restrictions on the operations of The Stars Group. If The Stars Group had to restrict its marketing or product offerings or incur increased compliance costs, this could have a material adverse effect on The Stars Group's business, results of operations, financial condition and prospects.

The Stars Group may not be able to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, including due to laws and regulations governing this industry.

        The Stars Group directly and indirectly participates in the new and evolving online gaming industry through its online (including mobile) and social products. The Stars Group intends to take advantage of the liberalization of online gaming, both within North America, Europe and elsewhere internationally; however, expansion of online gaming involves significant risks and uncertainties, including legal, business and financial risks. The success of online gaming and The Stars Group's product offerings may be affected by future developments in social networks, mobile platforms, regulatory developments, payment processing laws, data and information privacy laws and other factors that The Stars Group is unable to predict and are beyond its control. Consequently, The Stars Group's future operating results relating to its online gaming products are difficult to predict, and The Stars Group cannot provide assurance that its product offerings will grow at expected rates or be successful in the long term.

        Additionally, The Stars Group's ability to successfully pursue its online gaming strategy depends on the laws and regulations relating to wagering through interactive channels. There is considerable debate over, and opposition to, online and interactive real-money gaming. There can be no assurance that this opposition will not succeed in preventing the legalization of online gaming in jurisdictions where it is presently prohibited, prohibiting or limiting the expansion of online gaming where it is currently permitted or causing the repeal of legalized online gaming in any jurisdiction. Any successful effort to curtail the expansion of, or limit or prohibit, legalized online gaming could have an adverse effect on The Stars Group's results of operations, cash flows and financial condition. Combatting such efforts to curtail expansion of, or limit or prohibit, legalized online gaming can be time-consuming and can be extremely costly.

        For example, there was uncertainty as to whether the U.S. Federal Wire Act prohibited U.S. states from conducting intrastate lottery transactions via the Internet if the transmissions over the Internet during the transaction crossed state lines. In late 2011, the Office of Legal Counsel of the DOJ issued an opinion to the effect that state lottery ticket sales over the Internet to in-state adults do not violate the U.S. Federal Wire Act. The opinion provided an impetus for states to authorize forms of online lottery or gaming in order to generate additional revenue. However, to the extent states wish to pursue online gaming, such states may be required or otherwise deem it advisable to enact enabling legislation or new regulations addressing the sale of lottery tickets or the offering of other forms of gaming through online channels, such as the actions taken by Delaware, Nevada, New Jersey and Pennsylvania to authorize various forms of online gaming.

        Despite the 2011 DOJ opinion, there are still significant forces working to limit or prohibit online gaming in the United States. On February 4, 2015, Representative Jason Chaffetz introduced the Restoration of America's Wire Act ("RAWA") in the U.S. House of Representatives and on June 24, 2015 and September 21, 2016, Senator Lindsey Graham and Senator Tom Cotton, respectively, introduced similar legislation in the U.S. Senate. RAWA and its counterparts in the Senate failed to pass Congress in the 114th Session of Congress and therefore the legislation expired. As of the date hereof, RAWA had not been reintroduced in the current 115th Session of Congress. In January 2017, U.S. Attorney General Jeff Sessions also vowed to review the 2011 DOJ opinion. As proposed, RAWA would revise the Federal Wire Act to ban most forms of online gambling, including sports betting, online poker, online casino games, fantasy sports and other activities. The enactment of online gaming legislation that federalizes significant aspects of the regulation of online gaming and/or limits the forms of online wagering that are permissible could have an adverse impact on The Stars Group's ability to pursue its interactive strategy in the United States.

        Internationally, laws relating to online gaming are evolving, particularly in Europe. To varying degrees, a number of European governments have taken steps to change the regulation of online wagering through the implementation of new or revised licensing and taxation regimes, including the possible imposition of sanctions on unlicensed providers. The Stars Group cannot predict the timing, scope or terms of any such state, federal or foreign laws and regulations, or the extent to which any such laws and regulations will facilitate or hinder its interactive strategy.

        Moreover, new gaming laws or regulations, changes in existing gaming laws or regulations, new interpretations of existing gaming laws or regulations or changes in the manner in which existing laws and regulations are enforced, may hinder or prevent The Stars Group from continuing to operate in those jurisdictions where it currently conducts business, including in jurisdictions where The Stars Group's product offerings are available through its multi-jurisdictional licenses, which would harm its operating results and financial condition. For example, in 2017 The Stars Group ceased offering its real-money online products to customers physically located in Australia, Colombia and Slovenia due to changes in the regulatory environment in those jurisdictions. Additionally, if new or existing gaming laws or regulations instituting a legal regime for online gaming in jurisdictions where The Stars Group does not currently operate are implemented in a manner that could prevent The Stars Group from taking advantage of such new or existing laws or regulations due to historic actions of The Stars Group or of its directors, officers, employees or other stakeholders, this could harm The Stars Group's business, results of operations and financial condition.

        If The Stars Group fails to comply with any existing or future laws or requirements, regulators may take action against The Stars Group, which could ultimately include fines, the conditioning, suspension or revocation of approvals, registrations, permits or licenses, and other disciplinary action. If The Stars Group fails to adequately adjust to any such potential changes, its business, results of operations or financial condition could be harmed.

The Stars Group's business is subject to complex and evolving domestic and foreign laws and regulations regarding the Internet, privacy, data protection, competition, consumer protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to The Stars Group's business practices, monetary penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise harm its business.

        In addition to regulations governing online gaming, The Stars Group is subject to a variety of laws and regulations domestically and abroad that involve the Internet, e-commerce, privacy, and protection of data and personal information, rights of publicity, acceptable content, intellectual property, advertising, marketing, distribution, data and information security, electronic contracts and electronic communications, competition, protection of minors, consumer protection, unfair commercial practices, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment and payment processing services. The introduction of new products, expansion of The Stars Group's activities in certain jurisdictions, or other actions that The Stars Group may take may subject it to additional laws, regulations or other government scrutiny. For example, when The Stars Group began offering sports betting in Great Britain, it became subject to certain financing arrangements intended to support industries from which it profits, including the statutorily imposed Horserace Betting Levy, which is intended to support the British horse racing industry. In addition, foreign data and information protection, privacy, competition and other laws and regulations can impose different obligations or be more restrictive than those in the United States or Canada. For example, The Stars Group handles, collects, stores, retrieves, transmits and uses confidential, personal information relating to its customers and employees for various business purposes, including marketing and financial purposes, and credit card information for processing payments. The Stars Group may share this personal or confidential information with vendors or other third parties in connection with processing of transactions, operating certain aspects of its business, combating fraud or for marketing purposes.

        These laws, regulations and legislation, along with other applicable laws and regulations, which in some cases can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations, including pre-existing laws regulating communications and commerce in the context of the Internet and e-commerce, are often uncertain, particularly in the new and rapidly evolving industries in which The Stars Group operates, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with its current policies and practices. Any regulatory or legislative action affecting the manner in which The Stars Group displays content or provides its products to its customers or obtains consent to various practices could adversely affect customer growth and engagement, including by restricting or prohibiting the use of the Internet. In addition, foreign court judgments or regulatory actions could impact The Stars Group's ability to transfer, process and/or receive information that is critical to its operations, including information relating to suppliers, partners or customers. Such judgments or actions could affect the manner in which The Stars Group provides its products or services and adversely affect its financial results.

        Proposed or new legislation and regulations relating to the above matters could also significantly affect the business of The Stars Group. For example, the European Commission has approved the GDPR, a single framework for data protection regulation in the European Union, which came into force on May 25, 2018. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are different and generally more stringent than those previously in place in the European Union, and include significant penalties for non-compliance. Similarly, there are a number of legislative proposals in the United States, at both the federal and state level, that could impose new obligations in areas affecting The Stars Group's business, such as liability for copyright infringement by third parties. In addition, some jurisdictions are considering or have passed legislation implementing data and information protection requirements or requiring local storage and processing of data and information or similar requirements that could increase the cost and complexity of delivering The Stars Group's services, and to the extent The Stars Group is subject to data and/or information protection laws and regulations of any jurisdiction that does not adopt the GDPR, The Stars Group may experience increased costs and expenses as a result of having to comply with multiple, and potentially conflicting, data and/or information protection laws and regulations.

        Legislators and regulators also look beyond online gaming regulations specifically in order to implement restrictive measures on online gaming. In certain jurisdictions, this has included restrictions on payment processing, internet blocking, account and identity verification requirements, and similar measures. For example, in June 2010, Norway enacted a law prohibiting the remittance of monies from Norwegian bank accounts to gaming operators and in November 2017, Russian President Putin signed a bill into law to require certain banks and payment processors within Russia to block transactions between Russian-based customers and off-shore online gaming operators. Such regulations, if not appropriately mitigated, could materially adversely affect The Stars Group's business, results of operations or financial condition. For additional information regarding the bill, see "Business Strategy of The Stars Group—Regulatory Environment".

        In addition, such restrictive measures may impact the ability or desire of third-party suppliers, including, without limitation, payment processors, to provide services to The Stars Group globally or in certain jurisdictions. A supplier could require that as a condition of The Stars Group's continued use of its products The Stars Group restrict access from customers in certain jurisdictions. Such restrictions from third-party suppliers could affect the manner in which The Stars Group provides its products or services in certain jurisdictions and adversely affect its financial results due to the potential need to make a determination to change suppliers, which may not be on as favorable terms, or comply with the supplier's request to cease making our product offerings available in one or more jurisdictions.

        The Stars Group is also vulnerable to the ongoing development of intellectual property laws and/or political, legislative, regulatory developments that may seek further liability to pay royalties or other types of levy to the organizers of sporting events or data right owners, which arise from the concept of the so-called "right-to-bet", where the organizers of sporting events and competitions and those claiming to have data rights in relation to such events seek to obtain a share of the revenue gaming operators generate on such events and competitions. In all such cases, the level of any such levy, fee or royalty will be outside the control of The Stars Group. The Stars Group cannot predict with any certainty what further payments may be required in the future and what other additional resources may need to be made available to address the conditions on which fees, royalties or other levies may be imposed, as well as sports integrity issues.

        These laws and regulations, as well as any changes to such laws and any related inquiries, investigations, or any other government actions, may be costly to comply with and may delay or impede the development of new products, result in negative publicity, increase The Stars Group's operating costs, require significant management time and attention, and subject The Stars Group to remedies that may harm its business, including fines or demands or orders that The Stars Group modifies or ceases certain or all existing business practices, such as limiting its use of personal information to add value for customers, or implement costly and burdensome compliance measures. Any such consequences could adversely affect The Stars Group's business, results of operations or financial condition.

The Stars Group has been subject to regulatory investigations and settlements and it expects to continue to be subject to such proceedings in the future, which could cause it to incur substantial costs or require it to change its business practices in a manner materially adverse to its business.

        From time to time, The Stars Group receives formal and informal inquiries from government authorities and regulators, including securities authorities, tax authorities and gaming regulators, regarding its compliance with laws and other matters. The Stars Group expects to continue to be the subject of investigations and audits in the future as it continues to grow and expand its operations. Violation of existing or future regulatory orders or consent decrees could subject The Stars Group to substantial monetary fines and other penalties that could negatively affect its financial condition and results of operations. In addition, it is possible that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities could cause The Stars Group to incur substantial costs, expose it to unanticipated civil and criminal liability or penalties, or require it to change its business practices in a manner materially adverse to its business. See also "—The Stars Group may have exposure to greater than anticipated tax liabilities." and "Business Strategy of The Stars Group—Legal Proceedings and Regulatory Actions".

The Stars Group's shareholders are subject to extensive governmental regulation, and if a shareholder is found unsuitable by a gaming authority, that shareholder may not be able to beneficially own certain of The Stars Group's securities either directly or indirectly.

        In many jurisdictions, gaming laws can require any of The Stars Group's shareholders to file an application, be investigated, and qualify or have his, her or its suitability determined by gaming authorities. Gaming authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities.

        Furthermore, any person found unsuitable by a gaming authority may not hold directly or indirectly ownership of any voting security or the beneficial or record ownership of any nonvoting security or any debt security of any public corporation which is registered with the relevant gaming authority beyond the time prescribed by the relevant gaming authority. A violation of the foregoing may constitute a criminal offense. A finding of unsuitability by a particular gaming authority impacts that person's ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person's ability to associate or affiliate with gaming licensees in other jurisdictions.

        Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of voting securities of a gaming company and, in some jurisdictions, non-voting securities, sometimes 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for "institutional investors" that hold a company's voting securities for investment purposes only. Some jurisdictions may also limit the number of gaming licenses with which a person may be associated.

        The Stars Group's articles include certain provisions to ensure that The Stars Group complies with applicable gaming regulations. These provisions provide, among other things, that The Stars Group shall have the right, subject to the conditions set out in the gaming provisions share terms, to redeem common shares held by an unsuitable person. Such redemption rights may negatively affect the trading price of our common shares and may negatively affect the liquidity of our common shares.

The Stars Group's intellectual property may be insufficient to properly safeguard its technology and brands.

        The Stars Group holds patents, trademarks and other intellectual property rights. The Stars Group has also applied for patent protection in the United States, Canada, Europe and other countries relating to certain existing and proposed processes, designs and methods and other product innovations. Patent applications can, however, take many years to issue and The Stars Group can provide no assurance that any of these patents will be granted at all, particularly in light of a global shift towards not granting patents involving computer related inventions. If The Stars Group is denied any or all of these patents, it may not be able to successfully prevent its competitors from imitating its product offerings or using some or all of the processes that are the subject of such patent applications. Such imitation may lead to increased competition within the finite market for The Stars Group's product offerings. Even if pending patents are granted to The Stars Group, its intellectual property rights may not be sufficiently comprehensive to prevent its competitors from developing similar competitive products and technologies or may be vulnerable to challenge due to it changing case law regarding the patentability of computer related inventions. If the granted patents are challenged, protection may be lost. The Stars Group's success may also depend on its ability to obtain trademark protection for the names or symbols under which it markets its products and to obtain copyright protection of its proprietary technologies and other game innovations. The Stars Group may not be able to build and maintain goodwill in its trademarks or obtain trademark protection. There can be no assurance that any trademark, copyright or granted patent will provide competitive advantages for The Stars Group or that The Stars Group's intellectual property will not be successfully challenged or circumvented by competitors.

        Source codes for The Stars Group's technology may receive protection under international copyright laws. However, for many third parties who intend to use The Stars Group source codes without The Stars Group's consent, the presence of copyright protection in the source codes alone may not be enough of a deterrent to prevent such use. As such, The Stars Group may need to initiate legal proceedings following such use to obtain orders to prevent further use of the source code.

        The Stars Group also relies on trade secrets and proprietary know-how. Although The Stars Group generally requires its employees and independent contractors to enter into confidentiality and intellectual property assignment agreements, it cannot be assured that the obligations therein will be maintained and honored. If these agreements are breached, it is unlikely that the remedies available to The Stars Group will be sufficient to compensate it for the damages suffered even if The Stars Group promptly applies for injunctive relief. In spite of confidentiality agreements and other methods of protecting trade secrets, The Stars Group's proprietary information could become known to or independently developed by competitors. If The Stars Group fails to adequately protect its intellectual property and confidential information, its business may be harmed and its liquidity and results of operations may be materially adversely impacted.

The Stars Group may be subject to claims of intellectual property infringement or invalidity and adverse outcomes of litigation could unfavorably affect its operating results.

        The Stars Group monitors for infringement and misappropriation of intellectual property by, among other thing, using brand enforcement software that searches the Internet for potential infringements upon The Stars Group's intellectual property rights, and The Stars Group also has a standardized process for enforcing its intellectual property rights in the event of a potential infringement. However, monitoring for such infringement and misappropriation can be difficult and expensive, and The Stars Group may not be able to detect infringement or misappropriation of its proprietary rights. Although The Stars Group intends to aggressively pursue anyone who is reasonably believed to be infringing upon its intellectual property rights and who poses a significant commercial risk to the business, to protect and enforce its intellectual property rights, initiating and maintaining suits against such third parties will require substantial financial resources. The Stars Group may not have the financial resources to bring such suits, and, if it does bring such suits, it may not prevail. Regardless of The Stars Group's success in any such actions, the expenses and management distraction involved may have a material adverse effect on its financial position. A significant portion of The Stars Group's revenues is generated from products using certain intellectual property rights, and The Stars Group's operating results would be negatively impacted if it was unsuccessful in licensing certain of those rights and/or protecting those rights from infringement, including losses of proprietary information from breaches of The Stars Group's cybersecurity efforts.

        If the registration and enforcement policies regarding The Stars Group's intellectual property portfolios are inadequate to deter unauthorized use or appropriation by third parties, the value of The Stars Group's brands and other intangible assets may be diminished and competitors may be able to more effectively mimic its brands, products, services, and methods of operations. Such events could have an adverse effect on The Stars Group's business and financial results. At the same time, The Stars Group has to be mindful of how it will be perceived by its customers and potential customers if it deploys an unduly strict enforcement policy; an overly aggressive position may deter its customers from supporting the brands and therefore damage not only the brands' reputation in the market place but also negatively impact financial results.

        Further, The Stars Group's competitors have been granted patents protecting various gaming product offering features, including systems, methods and designs. If The Stars Group's product offerings employ these processes, or other subject matter that is claimed under its competitors' patents, or if other companies obtain patents claiming subject matter that The Stars Group uses, those companies may bring infringement actions against it. The question of whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. In addition, because patent applications can take many years to issue, there may be applications now pending of which The Stars Group is unaware, which might later result in granted patents that The Stars Group's product offerings may infringe. There can be no assurance that The Stars Group's products, including those with currently pending patent applications, will not be determined to have infringed upon an existing third-party patent. If any of The Stars Group's product offerings infringe a valid patent, The Stars Group may be required to discontinue offering certain products or systems, pay damages, purchase a license to use the intellectual property in question from its owner, or redesign the product in question to avoid infringement. A license may not be available or may require The Stars Group to pay substantial royalties, which could in turn force The Stars Group to attempt to redesign the infringing product or to develop alternative technologies at a considerable expense. Additionally, The Stars Group may not be successful in any attempt to redesign the infringing product or to develop alternative technologies, which could force The Stars Group to withdraw its product or services from the market.

        The Stars Group may also infringe other intellectual property rights belonging to third parties, such as trademarks, copyrights and confidential information. As with patent litigation, the infringement of trademarks, copyrights and confidential information involve complex legal and factual issues and The Stars Group's products, branding or associated marketing materials may be found to have infringed existing third-party rights. When any third-party infringement occurs, The Stars Group may be required to stop using the infringing intellectual property rights, pay damages and, if it wishes to keep using the third-party intellectual property, purchase a license or otherwise redesign the product, branding or associated marketing materials to avoid further infringement. Such a license may not be available or may require The Stars Group to pay substantial royalties.

        It is also possible that the validity of any of The Stars Group's intellectual property rights might be challenged or an attempt to reduce The Stars Group's intellectual property rights or protections may be made either in standalone proceedings or as part of infringement claims. There can be no assurance that The Stars Group's intellectual property rights will withstand an invalidity claim and, if declared invalid, the protection afforded to the product, branding or marketing material will be lost.

        Moreover, the future interpretation of intellectual property law regarding the validity of intellectual property by governmental agencies or courts in Canada, Europe, the United States or other jurisdictions in which The Stars Group has rights could negatively affect the validity or enforceability of The Stars Group's current or future intellectual property. This could have multiple negative impacts including, without limitation, the marketability of, or anticipated revenue from, certain of The Stars Group's products. Additionally, due to the differences in foreign patent, trademark, trade dress, copyright and other laws concerning proprietary rights, The Stars Group's intellectual property may not receive the same degree of protection in foreign countries as it would in Canada, Europe or the United States. The Stars Group's failure to possess, obtain or maintain adequate protection of its intellectual property rights for any reason in these jurisdictions could have a material adverse effect on its business, results of operations and financial condition.

        Furthermore, infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and The Stars Group may not have the financial and human resources to defend itself against any infringement suits that may be brought against The Stars Group. Litigation can also distract management from day-to-day operations of the business.

        In addition, The Stars Group's business is dependent in part on the intellectual property of third parties. For example, The Stars Group licenses trademarks and other intellectual property from third parties for use in its gaming products. The future success of The Stars Group may depend upon its ability to obtain licenses to use new marks and its ability to retain or expand existing licenses for certain products. If The Stars Group is unable to obtain new licenses or renew or expand existing licenses, it may be required to discontinue or limit its use of such products that use the licensed marks and its financial condition, operating results or prospects may be harmed.

Compromises of The Stars Group's systems, manipulation of its products or services, or unauthorized access to its confidential information or data, or its customers' personal information or data, could materially harm The Stars Group's reputation and business.

        The Stars Group assesses and monitors the security of its systems as well as the collection, storage and transmission of customer information on an ongoing basis. See also "Business of The Stars Group—Technology Infrastructure and Research and Development". However, The Stars Group's business is prone to cyber-attacks. Cyber-attacks may be carried out by third parties or insiders using techniques that range from highly sophisticated efforts to electronically circumvent network security or overwhelm websites to more traditional intelligence gathering and social engineering aimed at obtaining information necessary to gain access. These third parties often seek unauthorized access to The Stars Group's confidential information or data or its customers' or employees' personal information or data, or to maliciously overwhelm The Stars Group's services, which could result in prolonged outages during which customers would be unable to use The Stars Group's products or services. Any failure to prevent or mitigate security breaches and improper access to or disclosure of The Stars Group's data or user information could result in the loss, corruption or misuse, including fraudulent manipulation of or "ransom" demands with respect to, such data or information, which could harm The Stars Group's business and reputation and diminish its competitive position. In addition, computer malware, viruses, denial-of-service, social engineering (predominantly spear phishing attacks) and general hacking and similar attacks by third parties have become more prevalent in The Stars Group's industries. Although The Stars Group has not experienced attacks that have resulted in a material adverse effect on The Stars Group, such as a materially prolonged service outage or the compromise of a material amount of company or personal data, attacks have occurred on its systems in the past, most commonly distributed denial-of-service attacks, and will occur on its systems in the future. As a result of The Stars Group's prominence in the industries in which it operates, particularly in online gaming, and large customer base who provide personal information to create accounts, as well as the ever increasing sophistication of individual and organized hacking attempts, which in recent years have resulted in massive breaches of data from other Internet-facing companies, including online gaming companies, and customers' tendencies to share password and email information across different websites, The Stars Group believes that it is a particularly attractive target for such breaches and attacks. Such attacks may cause, among other things, (i) interruptions to the product offerings The Stars Group provides, which could lead to lost revenues, confidence and trust, (ii) compromises of confidential customer or employee information, (iii) unauthorized access to proprietary or sensitive information, (iv) devaluation of The Stars Group's intellectual property, (v) increased expenditures on data and information security and remediation costs, (vi) destruction or corruption of data, (vii) theft of financial assets, (viii) litigation, fines, liability, disciplinary action or investigations by customers (for lost deposits, wagers, personal information, or otherwise) or applicable regulatory authorities, as applicable, (ix) other regulatory scrutiny, (x) increased insurance premiums, (xi) reputational and competitive harm as a result of negative customer experiences, including as a result of the foregoing, and (xii) a negative impact on The Stars Group's internal control over financial reporting.

        The Stars Group's efforts to protect its product offerings, and company and customer data and information may also be unsuccessful due to software bugs or other technical malfunctions, employee, contractor or vendor error or malfeasance, government surveillance, break-ins or theft, third-party security breaches, or other factors or threats that evolve, such as casualty loss. In addition, third parties may attempt to fraudulently induce employees or customers to, or The Stars Group's employees or customers themselves may, disclose information in order to gain access to The Stars Group's data or its customers' information and potentially use such data or information improperly. Although The Stars Group believes it and its internal information security group are adequately prepared and have developed systems and processes that are designed to prevent or hinder cyber-attacks and protect its systems, data and customer information and to prevent outages, data or information loss, fraud and to prevent or detect security breaches, including, without limitation, a disaster recovery strategy for server and equipment failure and back office systems and the use of third parties for certain cyber security services, The Stars Group cannot assure investors that such measures will provide absolute security. Disruptions from unauthorized access to, fraudulent manipulation of, or tampering with The Stars Group's computer systems and technological infrastructure, or those of third parties The Stars Group utilizes, in any such event could result in a wide range of negative outcomes, including those outcomes listed above, each of which could have a material adverse effect on The Stars Group's business, operating results and financial condition.

        The Stars Group also provides limited information to certain third parties based on the scope of services provided to it. However, if these third parties or developers fail to adopt or adhere to adequate data and information security practices, or in the event of a breach of their networks, The Stars Group's customers' information may be improperly accessed, used, or disclosed.

        Any loss, disclosure or misappropriation of, or access to, customers' or other proprietary information or other breach of The Stars Group's information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt The Stars Group's operations, force it to modify its business practices, damage its reputation and expose it to claims from its customers, financial institutions, regulators, payment card associations, employees and other persons, any of which could have an adverse effect on The Stars Group's business, financial condition and operations.

        In addition, The Stars Group's customers may attempt or commit fraud, or cheat or use impermissible methods in violation of The Stars Group's terms and conditions of use, such as the use of artificial intelligence or bots with respect to online poker offerings, to create an artificial competitive advantage in order to increase winnings. Acts of fraud or cheating may involve various tactics, possibly in collusion with employees or other customers of The Stars Group. Internal acts of cheating could also be conducted by employees through collusion with programmers and other personnel. See also "Business Strategy of The Stars Group—Technology Infrastructure and Research and Development". Failure to discover such acts or schemes in a timely manner could result in harm to The Stars Group's operations. In addition, negative publicity related to such schemes could have an adverse effect on The Stars Group's reputation, potentially causing a material adverse effect on The Stars Group's business, financial condition, and results of operations.

The Stars Group's business is dependent on its ability to maintain and scale its technical infrastructure, and any significant disruption in its service, including service interruptions of Internet and other technology service providers, could damage its reputation, result in a potential loss of customers and engagement, and adversely affect its financial results.

        The Stars Group's reputation and ability to attract, retain and serve its customers is dependent upon the reliable performance of its products and its underlying technical infrastructure. The Stars Group's systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to its business. If the products of The Stars Group are unavailable when customers attempt to access them, or if they do not load as quickly as expected, customers may not use such products as often in the future, or at all. If The Stars Group's customer base and engagement continue to grow, and the amount and types of product offerings continue to grow and evolve, The Stars Group will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy the needs of its customers. Such infrastructure expansion may be complex, and unanticipated delays in the completion of these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of The Stars Group's products. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after The Stars Group has started to fully utilize the underlying equipment or software, that could further degrade the customer experience or increase The Stars Group's costs. As such, it is possible that The Stars Group may fail to continue to effectively scale and grow its technical infrastructure to accommodate increased demands. In addition, the business of The Stars Group may be subject to interruptions, delays, or failures resulting from earthquakes, adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks or other catastrophic events. If such an event were to occur, customers may be subject to service disruptions or outages and The Stars Group may not be able to recover its technical infrastructure and customer information in a timely manner to restart or provide its products or services, which may adversely affect its financial results.

        A substantial portion of The Stars Group's network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers. If Internet service providers experience service interruptions, including as a result of cyber-attacks, communications over the Internet may be interrupted and impair The Stars Group's ability to carry on business. In addition, The Stars Group's ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, The Stars Group continuously seeks to strengthen and enhance its current facilities and the capability of its system infrastructure and support. Nevertheless, there can be no assurance that the Internet infrastructure or The Stars Group's own network systems will continue to be able to meet the demand placed on it by the continued growth of the Internet, the overall online gaming and interactive entertainment industries and The Stars Group's customers. Any difficulties these providers face may adversely affect The Stars Group's business, and The Stars Group exercises little control over these providers, which increases its vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, which causes a delay or interruption in The Stars Group's online services and products and e-commerce services, including its ability to handle existing or increased traffic, could have a material adverse effect on The Stars Group's business, revenues, operating results and financial condition.

The Stars Group may experience losses due to technical problems with its products, services or internal systems.

        The Stars Group's products and internal systems rely on software, including software developed or maintained internally and/or by third parties, that is highly technical and complex. In addition, The Stars

Group's products and internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data and information. The software on which The Stars Group relies has contained, and may currently or in the future contain, undetected errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which The Stars Group relies may result in a negative experience for its customers, delay product introductions or enhancements, result in targeting, measurement, or processing errors, such as incorrectly determining game outcomes or customer winnings, or compromise its ability to protect the information of its customers and/or its intellectual property. Any errors, bugs, or defects discovered in the software on which The Stars Group relies could result in damage to its reputation, loss of customers, loss of revenue, liability for damages, impairment of its ability to offer its products in the future, and/or delays in releases of its products or product enhancements, any of which could adversely affect its business and financial results.

        Furthermore, the costs incurred in correcting any product or service defects or errors may be substantial and could adversely affect The Stars Group's operating margins. There can be no assurance that The Stars Group's efforts to monitor, develop, modify and implement appropriate test and processes for The Stars Group's products or services will be sufficient to permit it to avoid a rate of failure in its products or services that results in substantial delays, significant repair or replacement costs or potential damage to its reputation, any of which could have a materially adverse effect on The Stars Group's business, results of operations and financial condition.

        The Stars Group may also be subject to claims that its products or services are defective or that some function or malfunction of its products caused or contributed to damages. The Stars Group attempts to minimize this risk by incorporating provisions into its standard agreements and terms and conditions of use that are designed to limit The Stars Group's exposure to potential claims of liability, in addition to maintaining applicable liability insurance policies. However, there can be no assurance that all claims will be barred by the contractual provisions and terms and conditions of use limiting liability or that the provisions will be enforceable. The Stars Group may be liable for any unforeseen failures or damages regarding the use of its products or services. A significant liability claim against The Stars Group could have a materially adverse effect on its operating results and financial position.

The Stars Group's secured credit facilities contain covenants and other restrictions that may limit its flexibility in operating its business.

        The Stars Group's secured credit facilities and the terms governing its preferred shares contain various provisions that may limit The Stars Group's ability to, among other things:

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  incur additional indebtedness;

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  pay dividends on, redeem or repurchase capital stock, redeem or repurchase subordinated debt or make other restricted payments;

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  make investments, engage in acquisitions, create liens, or consolidate, merge, sell or otherwise dispose of all or substantially all of The Stars Group's assets;

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  plan for, or react to, changes in The Stars Group's business and the industries in which it operates;

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  engage in certain transactions or take certain actions if maximum leverage ratios are exceeded;

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  enter into agreements that restrict dividends or other payments from its restricted subsidiaries to The Stars Group;

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  engage in transactions with affiliates;

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  enter into hedging contracts;

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  create unrestricted subsidiaries; and

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  enter into sale and leaseback transactions.

        A breach of any of the covenants or undertakings in the agreements governing the secured credit facilities could result in an event of default under the same. Upon the occurrence of an event of default under The Stars Group's secured credit facilities, if The Stars Group does not cure such default within any applicable grace period provided for thereunder, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If The Stars Group were unable to repay those amounts, then the lenders under such facility could proceed against the collateral granted to them to secure that indebtedness. If any of The Stars Group's lenders accelerate the repayment of borrowings, The Stars Group cannot assure that it will have sufficient assets to repay the amounts outstanding, which could have a material adverse effect on The Stars Group's business, financial condition and results of operation.

Risks Related to the Business of Sky Betting & Gaming

        In addition to the risks that are applicable to The Stars Group, most of which are also applicable to SBG, the following risks are applicable to SBG's business on a stand-alone basis. See "—Risks Related to the Business of The Stars Group".

Any breakdown or failure in SBG's systems and operations could result in a disruption in SBG's business and could have a material adverse effect on its results of operations.

        SBG's systems and operations are vulnerable to damage or interruption from a number of sources, including the performance of its information technology systems, telecommunications failure, physical and electronic break-ins, fire, flood and similar events. In particular, SBG's operations are dependent on information technology and software products, and there is a risk that such technology could fail. As SBG's operations grow in size and scope, SBG will need to continue to improve and upgrade its systems and infrastructure to maintain and improve the reliability, security, speed and availability of its online products. If SBG's software or systems architecture do not function properly, including in relation to trading errors in the sportsbook system or other errors in games offered online, or SBG is otherwise unable to provide reliable, real-time access to online products for its customers, SBG's profitability may be adversely affected. In addition, if SBG's customers are not able to access SBG's online products or execute transactions, SBG may not be able to attract new customers and may lose existing customers to competitors. SBG may also have to increase spending on product development to maintain its systems architecture and to develop new systems.

        SBG cannot be certain that its security measures will prevent security breaches or attacks, including break-ins, viruses, disruptions, theft by an employee or distributed denial of service ("DDoS") attacks. Cyber criminals may try to breach SBG's data security systems or gain other unauthorized access to its databases using "worms", "trojans", "malware" or "ransomware" or other means. As the techniques used by such persons change frequently, SBG may be unable to anticipate or protect against the threat of breaches of data security or other unauthorized access. Breaches of data security systems or other unauthorized access to SBG's databases could damage its reputation and expose the business to a risk of loss or litigation and possible liability, as well as increase the likelihood of more extensive governmental regulation of these activities in a way that could adversely affect SBG's business. SBG has in the past and may in the future be subject to DDoS attacks designed to prevent customers from accessing SBG's products. SBG also relies on its social media presence to communicate with customers and inappropriate access to SBG's social media accounts could harm SBG's reputation and prospects. SBG may also be impacted by negative publicity following a failure of security measures, such as criticism related to problem betting and gaming, underage betting and gaming, fraud (including money laundering) and corruption in sport (including collusion and match-fixing).

        Although SBG has in place business continuity procedures, disaster recovery systems and security measures to protect against network or IT failure or systems disruption, those procedures and measures may not be effective to ensure that SBG is able to carry on its business in the ordinary course if they fail or are disrupted. Any failure or disruption in operations resulting from any of the above or any other reason may have a material adverse effect on SBG's reputation, business, results of operations, financial condition and prospects.

SBG is subject to risks related to its contractual relationship with Sky, and events impacting SBG's relationship or agreements with Sky could result in significant disruptions to SBG's business.

        SBG has an ongoing arm's length commercial relationship with Sky, which allows SBG to utilize the Sky brand and integrate with Sky's commercial and advertising platforms pursuant to several contractual agreements. Events impacting Sky's relationship with SBG, including triggers for the termination of SBG's contractual arrangements with Sky, could result in significant disruptions (including in the delivery of services provided to customers) and costs that would adversely affect the overall operational performance, financial performance, financial position or prospects of SBG's business, as well as harm SBG's reputation or brand and/or attract increased regulatory scrutiny. Additionally, the commercial and advertising platforms which Sky provides to SBG may not operate as expected, may not fulfil their intended purpose or may be damaged or interrupted by unanticipated increases in usage, human error, unauthorized access, natural hazards or disasters or similar events. Any interruption to the services provided by Sky to SBG could damage SBG's business and reputation, and could cause SBG to incur higher marketing and other costs, which could have a material adverse effect on SBG's business, results of operations, financial condition and prospects.

        SBG relies on the Sky brand and product offering to attract customers. If the customer perception of the Sky brand were to deteriorate, or if Sky were to lose some or all of its material licensing arrangements with respect to sports broadcasting, this could impact the perception of the Sky brand, which could have a material adverse effect on SBG's business, results of operations, financial condition and prospects.

        The contractual arrangement pursuant to which SBG is entitled to utilize the Sky brand is a term limited license, expiring on March 18, 2040. There can be no assurances that SBG will be able to extend the term of the license beyond such expiration date. Additionally, the license may be subject to termination by Sky in the event that SBG does not comply with the terms of the license. Any expiration or termination of the license of the Sky brand to SBG could have a material adverse effect on SBG's business, results of operations, financial condition and prospects.

        Pursuant to the terms of the license, SBG is only entitled to utilize the Sky brand in approved territories, which currently comprise the UK, Republic of Ireland, Italy, Germany, Channel Islands and Isle of Man. Any use of the Sky brand in any other territory may only be undertaken with the prior consent of Sky, and is subject to the satisfaction of certain conditions as to the legality of betting and gaming operations, no adverse impacts on the Sky brand, and the absence of conflicts with third party rights and existing third party restrictions and arrangements. There can be no guarantee that SBG will be entitled to use the Sky brand in any additional territories other than the currently approved territories. The inability of SBG to utilize the Sky brand to expand the operations of SBG internationally could have a material adverse effect on SBG's business, results of operations, financial condition and prospects.

        The Stars Group has secured certain limited rights to utilize the SBG brands in conjunction with the brands of The Stars Group in the approved territories where use of the Sky brand is permitted. These rights relate to the positioning of the SBG brands on websites, applications, marketing and promotional materials which also feature the brands of The Stars Group. The Stars Group has also secured rights to utilize the benefits of the Advertising Agreement in relation to the promotion of the brands of The Stars

Group in the UK and the Republic of Ireland. Any loss of such rights and benefits could have a material adverse effect on the combined business of SBG and The Stars Group and its results of operations, financial condition and prospects.

Loss of SBG's key senior management, technical experts or other personnel, or an inability to attract such personnel, could impact SBG's business, financial condition and results of operations.

        The success of SBG's business depends, to a substantial extent, on the ability and experience of members of its senior management, as well as SBG's technical experts who focus on the development of new products and technologies. Additionally, SBG must continue to attract senior management, technical experts and other qualified personnel in the markets in which SBG operates and, for those personnel located in the UK, with sufficient proximity to SBG's headquarters in Leeds, which may have fewer potential employees with relevant expertise than certain other parts of the country. The loss of, or a delay in replacing, a number of SBG's senior management, technical experts, qualified personnel or customer-facing employees, or the failure to attract and retain highly skilled and qualified personnel across all levels of the organization or to continue to successfully expand, train, manage and motivate SBG's employee base, could have a material adverse effect on SBG's business, results of operations, financial condition and prospects.

SBG's efforts to expand internationally may not be successful.

        SBG first entered international markets in 2016 when it launched operations in Italy. It then launched operations in Malta to offer online betting to German and Austrian customers via an European Union license issued by Malta. SBG may face challenges expanding into these and other new markets, including, amongst others, regulatory requirements or uncertainties in the relevant jurisdictions, consumer preferences and local market conditions, product and technology delivery, competition from established companies, reliance upon the Sky brand and limitations on the use of the Sky brand in unregulated markets, unreasonable rates or methods of taxations, recruiting and retaining suitable personnel with expertise in the relevant jurisdiction, securing acceptable suppliers, reputational damage, changes in laws and policies or inconsistencies with current Group policies and strain on SBG's central team as SBG's operations continue to expand internationally.

        SBG intends to continue increasing its customer base by expanding the number of geographic markets into which it markets its products. Further to SBG's overall expansion strategy, SBG's capital and other expenditures associated with entering new markets may also be higher than expected due to cost overruns, unexpected delays or unforeseen factors. Any of the aforementioned risks associated with expanding internationally could have a material adverse effect on SBG's business, results of operations, financial condition and prospects.

Failure to adequately protect customer data, including personal or financial information, could have a material adverse effect on SBG.

        SBG processes and retains personal customer data (including name, address, age, bank details and betting and gaming history) as part of its business and therefore must comply with strict data protection and privacy laws in the UK and EU, including the GDPR (as defined below) following its recent implementation. These laws and regulations restrict SBG's ability to collect and use personal information relating to customers and potential customers, and violations of such laws could result in enforcement actions or other regulatory proceedings, which could have a material adverse effect on the operations, financial performance and prospects of SBG.

        Additionally, SBG is exposed to the risk that personal data could in the future be wrongfully accessed and/or used, whether by employees, customers or other third parties, or otherwise lost or disclosed or processed in breach of data protection regulation. If SBG or any of the third-party service providers on which it relies fails to transmit customer information and payment details online in a secure manner or if any such theft or loss of personal customer data were otherwise to occur, SBG could face liability under data protection laws. This could result in the loss of the goodwill of its customers and deter new customers. Any of the foregoing could harm SBG's business reputation and have a material adverse effect on SBG's business, results of operations, financial condition and prospects.

SBG depends on certain third-party suppliers for products essential to its business and the inability of those suppliers to provide SBG with products or services could materially adversely affect SBG.

        SBG has key contractual relationships with a number of third-party suppliers, including software providers, insurers, partners, banks and payment processors. Most notably, SBG relies on third-party technology services, such as OpenBet, Playtech, and SBTech, for payment, wallet and account functionality and back-end services for several of its products. OpenBet technology underlies most of SBG's products (with the exception of Oddschecker and SBG's German and Austrian operations), while SBG's Sky Bingo and Sky Casino gaming products rely on Playtech for back-end functionality. In the event that SBG is unable to rely on the OpenBet, Playtech or SBTech platforms in the future, it would be necessary to identify and potentially acquire new technology platforms for SBG's business, which could result in costs and delays in respect of the launch of new products and which may require existing products to be overhauled. Fully replacing these service providers would take approximately two to three years, during which time SBG would hope to continue to utilize OpenBet, Playtech or SBTech products while replacement technology was being implemented.

        Alternative suppliers may be difficult to identify, may require regulatory approval and may take a significant period of time before supplying SBG. In particular, the provision of convenient, trusted, fast and effective payment processing services to SBG's customers and potential customers is critical to SBG's business. The introduction of legislation or regulations restricting financial transactions with online betting and gaming operators or other prohibitions or restrictions on the use of credit cards and other banking instruments for online betting and gaming transactions may restrict SBG's ability to accept payments from its customers. These restrictions may be imposed as a result of concerns related to fraud, payment processing, AML or other issues related to the provision of online betting and gaming services. Banks or credit card companies may from time to time reject payments to SBG that are attempted to be made by their customers. Additionally, should mobile app stores such as Apple's iOS App Store or Google Play seek to prohibit apps relating to gambling in certain or all jurisdictions in which they operate, SBG would need to seek alternative distribution channels for its mobile app products. Should such restrictions and rejections become more prevalent, or any other restriction on payment processing or app purchases be introduced, betting and gaming activity by SBG's customers or the conversion of registered customers into active customers could be adversely affected, which in turn could have a material adverse effect on the operations, financial performance and prospects of SBG.

        The failure of one or more of SBG's third-party suppliers may have an adverse impact on the financial and operational performance of SBG. Similarly, the failure of one or more of these third parties to fulfil its obligations to SBG for any other reason may also cause significant disruption and have a material adverse effect on SBG's business, results of operations, financial condition and prospects.

SBG's systems and controls to restrict access to its products have failed previously and such systems and controls may not be adequate in the future.

        SBG relies on systems and controls to verify user information and conduct know your customer ("KYC") and anti-money laundering ("AML") checks, as well as to block customers whose age has not been verified, those customers with gambling addictions and customers from certain jurisdictions. These systems and controls are intended to ensure that SBG does not accept bets from customers below legal gambling age, with gambling problems or those located in jurisdictions where it has made a decision not to offer its product offerings. These systems and controls have in the past and could in the future fail or otherwise be found to be inadequate, either currently or as a result of future technological developments.

        On October 28, 2016, SBG informed the UKGC that it had carried out an investigation into its duplicate account verification process as it had become aware of a customer who had used the same first name and surname to open a duplicate account after having self-excluded. The individual used a different date of birth and postcode to open the duplicate account. SBG subsequently commenced an investigation to determine the scale of fraudulent duplicate accounts and its investigation highlighted deficiencies in SBG's duplicate account verification processes, following which it has refunded almost half of the account balances identified. SBG was unable to refund account balances to some self-excluded customers after closure of their accounts. Following a detailed investigation, the UKGC provided SBG with a statement of fact on December 21, 2017, which described SBG's failures to adhere to social responsibility codes as they relate to self-exclusion requirements. SBG accepted the facts as set out by the UKGC and agreed to a regulatory settlement despite the majority of its customers using incorrect details in order to bypass the self-exclusion detection system. More robust procedures would have reduced the risk of customers being able to open the duplicate accounts even where customers use incorrect details in order to circumvent their self-exclusion.

        SBG's regulatory settlement with the UKGC was confirmed pursuant to a statement published by the UKGC on March 28, 2018. SBG's final settlement with the UKGC confirms a payment in lieu of a financial penalty of £750,000 and payment of UKGC's investigative costs of £16,700. In addition, SBG has contributed approximately £250,000 to the charity GambleAware, to use in the context of research relating to the causes of problem gambling and how this manifests itself in customer behavior. SBG does not expect any further costs or settlements to be required in connection with the matter.

        Online transactions generally may also be subject to sophisticated schemes or collusion to defraud, launder money or conduct other illegal activities by third parties, including employees. While SBG makes continuing efforts to protect itself and its customers from such activities, including AML procedures and protection from fictitious transactions, collusion and internal financial leakage, there is no assurance that such measures will be successful or will be sufficient to satisfy regulatory requirements. Any of the above may result in further violations of applicable laws or regulations as well as reputational impact on SBG. In addition, SBG has invested significantly to ensure that it has processes in place to identify and protect vulnerable customers, including monitoring customers' behavior to look for customers at risk, and failure of those processes could result in negative publicity or other material adverse effects on SBG.

        Any claims in respect of any such violations could have financial and/or reputational implications, as well as implications on the ability of SBG to retain, renew or expand its portfolio of licenses, and could so have a material adverse effect on SBG's reputation, business, results of operations, financial condition and prospects.

SBG relies on online and mobile telecommunications operators and the speed and reliability of the internet to provide its services to customers, and any disruption or failure of such operators to provide services to SBG could materially adversely affect SBG's business, results of operations, financial conditions and prospects.

        Like other online service providers, SBG relies on the quality of service and the capacity made available to it by telecommunications operators, including internet broadband providers and mobile telecommunications services in the jurisdictions in which it operates. The terms of SBG's gaming license in the UK requires it to source all telecommunication services in respect of its gaming activities, including the supply of a telecommunications circuit and internet access service, at all times from a licensed provider in UK, and there is a risk that SBG's expansion in the future may be limited by its telecommunications arrangements.

        Further, SBG has servers located in multiple jurisdictions and there can be no assurance that a telecommunications system will constantly be in operation in all of these jurisdictions. Additionally, some jurisdictions have restricted broadband capacity and resilience and while SBG has not encountered material issues with server capacity in respect of its servers in the past, such restricted capacity could in the future give rise to various difficulties in the provision of SBG's online services, including occasional disconnections.

        Additionally, SBG's business is dependent on the speed and reliability of the internet. SBG's business is rapidly evolving and its success will depend on the continued growth of internet usage. If internet usage in the markets in which SBG operates, or has targeted for development, does not continue to grow or grows more slowly than anticipated, this could have a material adverse effect on SBG's ability to maintain or grow its current business levels, and consequently, on its profitability. Further, the infrastructure of the internet, including the availability of internet services provided by mobile telecommunications providers, must continue to be reliable. The roll out of future mobile or other telecommunications services, such as 5G services, may not be successful which may impact the ability of customers to access SBG's products. There can be no assurance that the telecommunications infrastructure in SBG's markets will be able to support the demands placed on it by the expected impact on SBG's business and profitability, or that all network traffic will continue to be prioritized equally (net neutrality).

        Any of the foregoing or any other decreases in telecommunication capacity or the speed or reliability of the internet could materially affect SBG's business, results of operations, financial condition and prospects.

SBG's business, results of operations, financial condition and prospects are impacted by the scheduling and live broadcasting of major sporting events, and cancellation, postponement or curtailment of these major sporting events could materially adversely affect SBG's business, results of operations, financial conditions and prospects.

        SBG's business is affected by the scheduling and live broadcasting of major sporting events. In particular, a significant portion of SBG's revenue is derived from betting on football and horse racing, including in-play betting. Disruptions to the scheduling and broadcasting of those sports may have a material impact on SBG's results of operations over certain periods. In some instances, the scheduling of major sporting events occurs seasonally (for example, UK horse racing or football) or at regular but infrequent intervals (for example, the FIFA World Cup). Additionally, SBG utilizes third-party data feeds for pricing and content for such sporting events, and offers live streaming to its customers via third-party data feeds. The cost of such data feeds could increase significantly.

        The cancellation, postponement or curtailment of significant sporting events, for example due to adverse weather conditions, terrorist acts, or other acts of war or hostility or the outbreak of infectious diseases, or cancellation of, disruption to, postponement of or loss of access to the live broadcasting of such sporting events, for example due to contractual disputes, technological or communication problems, or the insolvency of or loss of broadcasting rights by major broadcasters, including Sky, could materially adversely affect SBG's business, results of operations, financial condition and prospects.

SBG may face claims from third parties that it has infringed such third parties' intellectual property rights and may need to assert its own intellectual property rights against third parties.

        SBG's business activities, products and systems may infringe the proprietary rights of others, and other parties may assert infringement claims against it. Any such claim and any resulting litigation, should it occur, could subject SBG to significant liability for damages (or an account of profits) and legal costs and could result in invalidation of its proprietary rights, loss of rights to use software or other intellectual property rights or technology that are material to its business, distract management, and/or require it to enter into costly and burdensome royalty and licensing agreements. Such royalty and licensing agreements, if required, may not be available on terms acceptable to SBG, or may not be available at all.

        Core Gaming, SBG's proprietary content creation house, produces certain of the games SBG makes available to customers, and also licenses its games to third-party operators on a business-to-business basis which are protected by copyright. SBG may need to file legal proceedings to defend its trade secrets and the validity of its intellectual property rights, or to determine the validity and scope of the proprietary rights of others. Any litigation in this area, whether successful or unsuccessful, could result in substantial costs and diversion of resources. The occurrence of any of these events could have a material adverse effect on SBG's business, results of operations, financial condition and prospects.

SBG operates in the online betting and gaming industry which is sensitive to macroeconomic conditions and trends in the sports betting and gaming industry.

        The betting and gaming industry has been and continues to be sensitive to macroeconomic economic conditions. When economic conditions are prosperous, betting and gaming industry revenues tend to increase. Conversely, when economic conditions are unfavorable, gaming industry revenues tend to decline. SBG may be affected by economic conditions and historic and current performance of SBG may not be indicative of success in future periods. The future performance of SBG may be influenced by, among other factors, economic downturns and other factors beyond the control of SBG.

        On June 23, 2016, a majority of UK voters voted in favor of the UK's exit from the European Union in a national referendum, and on March 29, 2017, the UK Government triggered Article 50 of the Treaty on European Union, which initiated the withdrawal procedure and set the UK on track to exit the European Union on March 30, 2019. Brexit has created significant political, social and macroeconomic uncertainty for the UK and Europe and could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which European Union laws to replace or replicate. The general uncertainty caused by the foregoing events has had, and may continue to have, an adverse effect on the UK and its economy, as well as increase the volatility of both the global currency and financial markets. SBG relies on its customers having sufficient disposable income or capital to spend on betting and gaming. Worsening of general economic conditions could significant affect SBG's customer activity levels. In addition, regulatory regimes applicable to SBG may be affected by Brexit, including certain employment regulations, duties and taxation. It may also reduce SBG's ability to operate on an unfettered basis in certain European markets that have tried to restrict competition in their domestic market from online gaming companies based overseas.

        SBG's business is also dependent on the continued growth and popularity of online sports betting and gaming and of the products which SBG offers. This growth and current level of popularity may not be sustained as a result of negative consumer perception as a result of incidents such as match fixing or broader societal trends. Any fall in popularity may cause SBG to lose significant numbers of customers, experience a drop in revenue and fail to attract new customers. Although SBG has taken steps to maintain the popularity of online betting and gaming, including expanding its geographical reach to new markets and through marketing and promotions, there can be no assurance that these will be effective and that a decline in the popularity of online betting or gaming will not have a material adverse effect on SBG's business, results of operations, financial condition and prospects.

        The operations and financial performance of SBG may be negatively affected as a result of any one or more of these factors or as a result of a significant decline in general corporate conditions or the economy that affect consumer spending, which could have a material adverse effect on SBG's business, results of operations, financial condition and prospects.

SBG is subject to bookmaking risks and may incur significant losses, which could have a material adverse effect on SBG's business, results of operations, financial conditions and prospects.

        In common with other bookmaking operators, SBG's betting operations are not "pool" betting operations. Many of SBG's products involve fixed-odds betting where winnings are paid on the basis of the stake placed and the odds quoted, rather than derived from a pool of stake money received from all customers. Although SBG limits its losses through setting limits on individual winnings by individual clients, setting maximum winning limits on clients and limiting winnings on each individual market, each individual sport and each day, there is potentially no upper limit on the losses that could be incurred by SBG in relation to each betting outcome. A bookmaker's odds are determined so as to provide an average return to the bookmaker over a large number of events. There is an inherently high level of variation in gross win percentage event-by-event and day-by-day. In the long-term, SBG's gross win percentage has remained fairly constant. Significant losses with respect to individual events or betting outcomes, such as those resulting from unexpected sporting results, are typically short-term; however, the effect of consistent trading losses due to unfavorable results over the long-term could have a material adverse effect on SBG's business, results of operations, financial condition and prospects.

Risks Related to this Offering and our Common Shares

The price and trading volume of the Common Shares has been and will likely continue to be volatile.

        The market price of the Common Shares has been and will likely continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume of the Common Shares will likely continue to fluctuate and cause significant price variations to occur. Volatility in the market price of the Common Shares may prevent a holder of Common Shares from being able to sell their shares. In addition to the factors discussed in this Prospectus Supplement, the market price for the Common Shares could fluctuate significantly for various reasons, many of which are beyond our control, including:

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  our operating and financial performance;

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  our quarterly or annual earnings and key operational, financial and customer measures and metrics or those of other companies in our industries;

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  conditions that impact demand for our products and services;

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  the public's reaction to our press releases, other public announcements and filings with securities authorities;

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  changes in earnings estimates, recommendations or expectations by securities analysts who track the Common Shares, or failure to meet such estimates, recommendations or expectations;

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  market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

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  additional Common Shares being sold into the market by us, our existing shareholders, or in connection with acquisitions, including Common Shares sold by our employees to cover tax liabilities in connection with equity-based compensation vesting events, or the anticipation of such sales;

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  investor sentiment with respect to our competitors, business partners and our industries in general;

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  changes in stock market valuations of companies in the industries in which we operate;

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  substantial "short" positions in the Common Shares and other hedging activities by investors from which they would benefit from declines in the market price of the Common Shares;

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  inclusion, exclusion or removal of the Common Shares from any trading indices;

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  strategic actions by us or our competitors, such as significant products, services or features, technical innovations, strategic partnerships, joint ventures, capital commitments, acquisitions or restructurings, or the announcement of any of the foregoing;

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  changes in government regulation, including the regulation of online gaming and additional or increased taxes or duties;

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  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  announcements by us or estimates by third parties of actual or anticipated changes in our reported key metrics, including the size of our customer base or customer activity, engagement or monetization;

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  lawsuits threatened or filed and regulatory investigations or actions threatened or taken against us;

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  changes and other developments in anticipated or new legislation and pending lawsuits or regulatory actions, including interim or final rulings by tax, judicial or regulatory bodies;

  •
  arrival and departure of key personnel;

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  changes in our capital structure;

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  sale of Common Shares by us or by members of our management team or Board;

  •
  changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as whole; and

  •
  other events or factors, including those resulting from war, natural disasters or incidents of terrorism, or responses to those events.

        The Common Shares are currently listed on both NASDAQ and TSX and volatility in the market prices of the Common Shares may increase as a result thereof because trading is split between the two markets, resulting in less liquidity on both exchanges. In addition, different liquidity levels, volume of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

        In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the gaming industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of the Common Shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the Common Share price.

Our advance notice by-laws may prevent attempts by its shareholders to replace or remove its current management.

        Provisions in our by-laws may frustrate or prevent any attempts by our shareholders to replace or remove current management by making it more difficult for shareholders to remove our directors. These charter provisions could make the removal of management more difficult. Furthermore, the existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for Common Shares. They could also deter potential acquisitions of The Stars Group, thereby reducing the likelihood that shareholders could receive a premium for Common Shares in an acquisition.

Future sales, the possibility of future sales, or "short" positions in a substantial amount of the Common Shares may depress the price of the Common Shares.

        Future sales, the possibility of future sales, or "short" positions in a substantial amount of the Common Shares in the public market could adversely affect the prevailing market price of the Common Shares and could impair our ability to raise capital through future sales of equity securities. We cannot predict future sales, the possibility of future sales, or "short" positions, or the effect, if any, that any of the same may have on the market price of the Common Shares. Sales of substantial amounts of Common Shares (including Common Shares issued in connection with an acquisition), or the perception that such sales could occur, and substantial "short" positions may adversely affect prevailing market prices for Common Share.

We do not intend to pay cash dividends in the foreseeable future.

        We have never declared or paid cash dividends and have no present plans to pay cash dividends to our shareholders and, for the foreseeable future, intend to retain all of our earnings for use in our business. The declaration of any future dividends by the Company is within the discretion of the Board and will depend on our earnings, financial condition and capital requirements, as well as any other factors deemed relevant by the Board.

Based on publicly available information, certain shareholders, each individually, own a significant amount of the Common Shares on a fully diluted basis and may be able to exert influence over matters requiring shareholder approval.

        As of June 15, 2018 and based on publicly available information, GSO Capital Partners LP ("GSO"), Caledonia (Private) Investments Pty Limited and Tang Hao (through certain affiliated entities) (including through their respective affiliated funds or accounts managed or advised by them or their affiliates, as applicable), beneficially owned or had control over approximately 15.3%, 13.3%, and 11.9%, respectively, of the outstanding Common Shares on a fully-diluted basis. After giving effect to the closing of the Offering (assuming no exercise of the Over-Allotment Option) and the Acquisition, they will beneficially own or have control over, respectively, approximately 10.2%, 10.7% and 9.6% of the outstanding Common Shares on a fully-diluted basis. As a result, each individually may be able to exercise significant influence over any matter requiring shareholder approval in the future.

All of our debt obligations, and any future indebtedness we may incur, will have priority over Common Shares with respect to payment in the event of a liquidation, dissolution or winding up.

        In any liquidation, dissolution or winding up of The Stars Group, the Common Shares would rank below all debt claims against us. In addition, any convertible or exchangeable securities or other equity securities that we may issue in the future may have rights, preferences and privileges more favorable than those of the Common Shares. As a result, holders of Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to the Common Shares, if any, have been satisfied.

Your ability to enforce civil liabilities in Canada under United States securities laws may be limited.

        We are a corporation organized under the laws of Canada. Many of the Company's directors and officers, and those of some of our subsidiaries are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the assets of the Company, are located outside of the United States. As a result, there may be jurisdictional issues should you bring an action against directors or officers who are not residents of the United States or in the other jurisdictions of residence, or against the Company. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors and officers who are not residents of the United States, or on the Company. It may also be difficult for shareholders who reside in the United States to enforce in the United States the judgments of courts of the United States predicated upon the civil liability of the Company or the Company's directors and officers under the United States federal securities laws. See "Enforcement of Civil Liabilities".

 ELIGIBILITY FOR INVESTMENT

        In the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to the Company, and Davies Ward Phillips & Vineberg LLP, Canadian counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (the "Tax Act") in force as of the date hereof and subject to the provisions of any particular plan, the Offered Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a registered education savings plan ("RESP"), a registered disability savings plan ("RDSP"), a deferred profit sharing plan or a tax-free savings account ("TFSA"), each as defined in the Tax Act (each, a "Plan") at the time of the acquisition of such Offered Shares by the Plan, provided that the Offered Shares are listed on a "designated stock exchange" for purposes of the Tax Act (which includes TSX and NASDAQ) at that particular time.

        Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, the subscriber of an RESP or the holder of a TFSA or RDSP, as the case may be, will be subject to a penalty tax if the Offered Shares held by such a Plan are "prohibited investments" for purposes of the Tax Act. The Offered Shares will generally not be a "prohibited investment" provided that the annuitant under the RRSP or RRIF, the subscriber of the RESP or the holder of the TFSA or RDSP, as the case may be, deals at arm's length with the Company for purposes of the Tax Act and does not have a "significant interest" (as defined in the Tax Act) in The Stars Group. In addition, the Offered Shares will generally not be a "prohibited investment" if such shares are "excluded property" (as defined in the Tax Act) for the RRSP, RRIF, TFSA, RDSP or RESP.

        Prospective purchasers who intend to hold Offered Shares in their RDSP, RESP, RRIF, RRSP or TFSA are urged to consult their own tax advisors regarding their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to the Company, and Davies Ward Phillips & Vineberg LLP, Canadian counsel to the Underwriters, the following is, as of the date of this Prospectus Supplement, a general summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a purchaser who acquires Offered Shares pursuant to the Offering and who, at all relevant times and for purposes of the Tax Act, deals at arm's length and is not affiliated with the Company, the Underwriters or the Selling Shareholders, and acquires and holds the Offered Shares as capital property (a "Holder"). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary does not apply to a Holder (i) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act; (iv) that has elected to report its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has entered or will enter into, with respect to the Offered Shares, a "derivative forward agreement", as defined in the Tax Act; (vi) that receives dividends on Common Shares under or as part of a "dividend rental arrangement" (as defined in the Tax Act); or (vii) that is a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

        This summary is based on the facts set out in this Prospectus Supplement and the Prospectus, the provisions of the Tax Act in force as of the date hereof, and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action and no assurance can be given that legislative, judicial or administrative changes will not modify or change the statements expressed herein. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares, and does not take into account any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from the Canadian federal income tax considerations described in this summary.

        Subject to certain exceptions that are not discussed in this summary, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada on the particular day or such other rate of exchange as may be acceptable to the CRA. The amount of dividends to be included in income, and capital gains and losses realized by a Holder, may be affected by fluctuations in the relevant exchange rates.

        This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder, and no representations concerning the income tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder's particular circumstances. Holders are urged to consult their own tax advisors regarding the tax considerations applicable to them having regard to their own particular circumstances.

Holders Resident in Canada

        The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a "Resident Holder"). A Resident Holder to whom the Offered Shares might not constitute capital property may make, in certain circumstances, the irrevocable election under subsection 39(4) of the Tax Act to deem the Offered Shares, and every other "Canadian security" (as defined in the Tax Act) held by such Resident Holder, to be capital property in the taxation year of the election and all subsequent taxation years. Resident Holders considering making such election should first consult their own tax advisors.

Taxation of Dividends

        Dividends received or deemed to be received on an Offered Share by a Resident Holder who is an individual (including certain trusts) will be included in computing the Resident Holder's income for purposes of the Tax Act and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. To the extent that The Stars Group designates the dividends as "eligible dividends" within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. There may be limitations on the ability of the Company to designate dividends as eligible dividends. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual's circumstances.

        Dividends received or deemed to be received on an Offered Share by a Resident Holder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as a gain from the disposition of capital property or proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income. A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax on its "aggregate investment income" (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder's taxable income.

Disposition of Offered Shares

        Upon a disposition or a deemed disposition of an Offered Share (other than a disposition to The Stars Group that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Offered Share to the Resident Holder. The cost to the Resident Holder of an Offered Share acquired pursuant to the Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Common Shares owned by the Resident Holder as capital property at that time, if any.

        One half of any such capital gain (a "taxable capital gain") realized by a Resident Holder will be required to be included in computing the Resident Holder's income. Subject to and in accordance with the provisions of the Tax Act, one half of any such capital loss (an "allowable capital loss") realized by a Resident Holder must be deducted against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax.

        If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Offered Share or shares substituted for such share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, or where such a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Offered Shares.

        If the Resident Holder is a "Canadian-controlled private corporation" (as defined in the Tax Act), the Resident Holder may also be liable to pay a refundable tax on its "aggregate investment income", which is defined to include an amount in respect of taxable capital gains.

Holders Not Resident in Canada

        The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and who does not use or hold (and is not deemed to use or hold) the Offered Shares in the course of a business carried on or deemed to be carried on in Canada (a "Non-Resident Holder"). This portion of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors since special rules may apply to such holders.

Taxation of Dividends

        Dividends paid or credited or deemed to be paid or credited by The Stars Group to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty or convention between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the "Treaty"), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition or deemed disposition of Offered Shares unless, at the time of disposition, the Offered Shares are, or are deemed to be, "taxable Canadian property" of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country where the Non-Resident Holder is resident.

        Provided that the Offered Shares are listed on a designated stock exchange (which includes TSX and NASDAQ), the Offered Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at the time of disposition unless, at any time during the 60-month period immediately preceding that time: (i) 25% or more of the issued shares of any class or series of the capital stock of The Stars Group were owned by one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the Offered Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) Canadian resource properties (as defined in the Tax Act), (c) timber resource properties (as defined in the Tax Act), and (d) options in respect of, an interest in, or for civil law purposes a right in, any such property, whether or not such property exists. A Non-Resident Holder's Offered Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

        Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

        The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares by a U.S. Holder (as defined below). This summary deals only with U.S. Holders that will hold the Offered Shares as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Offered Shares by particular investors (including consequences under the alternative minimum tax or the Medicare net investment income tax), and does not address any U.S. federal tax laws other than income tax laws, or any state, local, non-U.S. or other tax laws. This summary also does not discuss all of the U.S. federal income tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt entities, dealers in securities or currencies, traders in securities that elect mark-to-market tax accounting for their securities holdings, persons required to accelerate the recognition of any item of gross income with respect to the Offered

Shares as a result of such income being recognized on an applicable financial statement, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors therein), investors that will hold the Offered Shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, persons that at any time actually or constructively own Common Shares (including Offered Shares) representing 10% or more of our stock (by vote or value), persons that have ceased to be U.S. citizens or lawful permanent residents of the United States, U.S. Holders (as defined below) that hold Offered Shares through non-U.S. brokers or other non-U.S. intermediaries, investors holding the Offered Shares in connection with a trade or business conducted outside of the United States, U.S. citizens or lawful permanent residents living abroad or investors whose functional currency is not the U.S. dollar).

        As used herein, the term "U.S. Holder" means a beneficial owner of Offered Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or the trust has a valid election in place to be treated as a domestic trust for U.S. federal income tax purposes.

        The U.S. federal income tax treatment of a partner in an entity treated as a partnership for U.S. federal income tax purposes that owns Offered Shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are entities treated as partnerships for U.S. federal income tax purposes and partners therein should consult their tax advisors concerning the U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares by the partnership.

        This summary is based on the federal income tax laws of the United States, including the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

        THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE OFFERED SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL NON-INCOME, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of Dividends and Other Distributions on the Offered Shares

        Subject to the passive foreign investment company ("PFIC") rules discussed below:

        The gross amount of any distribution paid to you with respect to the Offered Shares (including amounts withheld to pay Canadian withholding taxes) will be included in your gross income as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any dividends will not be eligible for the dividends-received deduction allowed to corporations. With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute "qualified dividend income" and, thus, may be taxed at the lower applicable capital gains rate, provided that (1) we are eligible for the benefits of the U.S.-Canada income tax treaty or the Offered Shares, with respect to which the dividends are paid, are readily tradable on an established securities market in the U.S.; (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year; and (3) certain holding period requirements are met by the relevant U.S. Holder. We expect to be eligible for the benefits of the U.S.-Canada income tax treaty.

Further, U.S. Treasury guidance indicates that the Offered Shares currently are readily tradable on an established securities market; however, there can be no assurance that the Offered Shares will be considered readily tradable on an established securities market in future years.

        To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of your adjusted tax basis in your Offered Shares, and to the extent the amount of the distribution exceeds your adjusted tax basis (determined separately for each share), the excess will be treated as capital gain from the sale or exchange of your Offered Shares (as described below). We do not currently intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution made by The Stars Group will be treated as a dividend for U.S. federal income tax purposes.

Taxation of Disposition of Offered Shares

        Subject to the PFIC rules discussed below:

        You generally will recognize capital gain or loss on any sale, exchange or other taxable disposition of an Offered Share equal to the difference between the amount realized for the Offered Share and your adjusted tax basis in the Offered Share. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the Offered Share for more than one year, you are currently eligible for reduced tax rates applicable to long-term capital gain. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

        Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which the U.S. Holder owns our shares. A non-U.S. corporation is considered to be a PFIC with respect to any taxable year if either:

  •
  at least 75% of its gross income in such taxable year is passive income (e.g., dividends, interest and gains from the sale or exchange of investment property and certain rents and royalties); or

  •
  at least 50% of the value of its assets in such taxable year (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (cash is treated as a passive asset even if it is held as working capital for our operations).

        For the purposes of the PFIC tests described above, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        Based on our current and expected operations and assets, we expect not to be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2018 or for any subsequent taxable year. Our expectation is based on, among other things, our estimates of the current and anticipated value of our assets as determined, in part, based on the expected price of the Offered Shares following the Offering. Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

        The determination as to whether we are a PFIC is made each year and this determination is highly fact intensive. As a result, our PFIC status may change. In particular, our PFIC status will be determined, in part, based on the market price of the Offered Shares, which is likely to fluctuate after the Offering. If we are a PFIC for any taxable year during which you hold the Offered Shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the Offered Shares

(unless certain elections are made by you). In addition, for purposes of the PFIC rules, you generally will be deemed to own your proportionate shares of any of our subsidiaries that are treated as PFICs.

        If we are a PFIC for any taxable year during which you hold Offered Shares, you will be subject to adverse tax rules with respect to any "excess distribution" that you receive and any gain you recognize from a sale, exchange or other disposition (including certain pledges) of the Offered Shares, unless you make a timely "qualifying electing fund" election or "mark-to-market" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Offered Shares will be treated as an excess distribution. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period in the Offered Shares;

  •
  the amount allocated to the taxable year in which you recognize gain or receive an excess distribution, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

  •
  the amount allocated to each of the other taxable years will be subject to the highest tax rate on ordinary income in effect for you for that year, and an interest charge generally applicable to underpayments of tax would be imposed on the resulting tax liability as if that tax liability had been due for each such year.

        The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" generally cannot be offset by any net operating losses for such years, and gains (but not losses) recognized on the sale of the Offered Shares cannot be treated as capital gains, even if you hold the Offered Shares as capital assets.

        Alternatively, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for your Offered Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of your Offered Shares as of the close of your taxable year over your adjusted tax basis in such Offered Shares. You would be allowed a deduction for the excess, if any, of the adjusted tax basis of the Offered Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Offered Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Offered Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Offered Shares, as well as to any loss realized on the actual sale or disposition of the Offered Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Offered Shares. Your basis in the Offered Shares will be adjusted to reflect any such income or loss amounts. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the Offered Shares cease to be marketable stock or the IRS consents to the revocation of the election.

        The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (i.e., regularly traded) on a qualified exchange, including the NASDAQ, or other market, as defined in applicable U.S. Treasury regulations. We expect that the Offered Shares will be listed on the NASDAQ and, consequently, the mark-to-market election would be available to you if we were to be or become a PFIC and if the Offered Shares were regularly traded. However, were we to be or become a PFIC, a mark-to-market election may not be available with respect to any or our subsidiaries that are also PFICs and that you would be deemed to own. U.S. Holders of Offered Shares will generally be treated as owning an indirect equity interest in any such PFICs. Accordingly, the "excess distribution" rules, discussed above, may apply with respect to any such subsidiary PFICs that you would be deemed to own.

        Alternatively, a U.S. Holder of stock in a PFIC may make a "qualified electing fund" election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a timely qualified electing fund election with respect to a PFIC will include in gross income for a taxable year such U.S. Holder's pro rata share of the PFIC's earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

        If you hold Offered Shares in any year in which we are a PFIC, you will be required to file IRS Form 8621 (whether or not a qualified electing fund election or mark-to-market election is made), or any other form specified by the U.S. Treasury Department, for each such year.

        You should consult your tax advisor regarding the application of the PFIC rules. The remainder of this discussion assumes that we are not classified as a PFIC.

Foreign Tax Credit

        Subject to applicable limitations, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax may elect to deduct or credit such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign income taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose. In addition, this limitation is calculated separately with respect to specific categories of income with the result that credits generated within a specific category of income may only offset income taxes with respect to foreign source income within that same category of income.

        Dividends paid by us generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income, the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will generally be limited to the gross amount of the taxable dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate applicable to non-qualified dividend income. As indicated above, the limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by us with respect to Offered Shares will generally constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income." The rules governing the foreign tax credit are complex. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Receipt of Foreign Currency

        The U.S. dollar value of any cash payment in Canadian dollars to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.

        If our shares are considered to be traded on an established securities market (which we expect to be the case), in the case of a sale or other taxable disposition of an Offered Share, a U.S. Holder that uses the cash method of accounting for U.S. federal income tax purposes (or a U.S. Holder that uses the accrual method of accounting for U.S. federal income tax purposes (an "Accrual Method U.S. Holder") that so elects), will determine the amount realized based on the exchange rate in effect on the settlement date for the disposition and no exchange gain or loss will be recognized at that time. If our stock is not considered to be traded on an established securities market, or in the case of an Accrual Method U.S. Holder that does not elect to use the foregoing rule, the amount realized on a disposition of an Offered Share for an amount in Canadian dollars will be the U.S. dollar value of this amount on the date of disposition. In such event, on the settlement date, such U.S. Holder generally will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date.

        A U.S. Holder will generally have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally will be U.S. source income or loss for foreign tax credit purposes. You should consult your tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding

        Dividend payments with respect to the Offered Shares and proceeds from the sale, exchange or redemption of the Offered Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and certifies that such U.S. Holder is not subject to backup withholding or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9. You should consult your tax advisor regarding the application of the information reporting and backup withholding rules.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and timely furnishing any required information.

Information with Respect to Foreign Financial Assets

        Section 6038D of the Code generally requires U.S. individuals (and certain entities) to file IRS Form 8938 if they hold certain "specified foreign financial assets," the aggregate value of which exceeds certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but may also, unless held in accounts maintained by a U.S. financial institution, include the Offered Shares. If a U.S. Holder does not file a required Form 8938, such holder may be subject to substantial penalties and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such report is filed. Prospective purchasers should consult their tax advisors regarding the application of these rules.

Reportable Transactions

        A U.S. Holder that participates in a "reportable transaction" will be required to disclose its participation to the IRS. Under the relevant rules, a U.S. Holder may be required to treat a foreign currency exchange loss from the Offered Shares as a reportable transaction if this loss exceeds the relevant threshold in the applicable Treasury regulations (U.S.$50,000 in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other U.S. Holders), and to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of up to U.S.$10,000 in the case of a natural person and up to U.S.$50,000 in all other cases generally is imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Prospective purchasers should consult their tax advisors regarding the application of these rules.

Other Tax Return Disclosure Requirements

        U.S. Holders may be required to make various tax filings with respect to their investments in the Offered Shares, including, among others, IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation), and may face significant penalties for failure to satisfy such requirements. Prospective purchasers should consult their tax advisors regarding the application of these rules.

ENFORCEMENT OF CIVIL LIABILITIES

        We are a company incorporated under and governed by the Business Corporations Act (Ontario) (the "OBCA"). A majority of our directors and officers, and some or all of the experts named in this Prospectus Supplement, are either residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of The Stars Group's assets, are located outside the United States. Additionally, each of the Selling Shareholders is formed, incorporated or organized outside the United States, and all or a substantial portion of their assets may be located outside the United States. We have appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company and those directors, officers, experts and Selling Shareholders who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of any of these persons under U.S. federal securities laws.

        We have been advised by our Canadian counsel, Osler, Hoskin & Harcourt LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Osler, Hoskin & Harcourt LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        We filed with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus Supplement and the Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Stars Group Services USA Corporation as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Offered Shares under this Prospectus Supplement and the Prospectus.

EXEMPTIONS

        Pursuant to a decision of the Autorité des marchés financiers dated June 15, 2018, we were granted temporary relief from the requirement to file this preliminary Prospectus Supplement in the French language and to file with this preliminary Prospectus Supplement a French language version of the Investor Presentation, which is incorporated by reference in this preliminary Prospectus Supplement, provided that such documents in their French language version are filed as early as possible, and no later than June 25, 2018 or, if the final prospectus supplement relating to this Offering is filed before such date, prior to the filing of the final prospectus supplement. Accordingly, for the purposes of this preliminary Prospectus Supplement only, we were not required to file French versions of the Preliminary Supplement and the Investor Presentation.

LEGAL MATTERS

        Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on our behalf by Osler, Hoskin & Harcourt LLP and on behalf of the Underwriters by Davies Ward Phillips & Vineberg LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP and on behalf of the Underwriters by Cahill Gordon & Reindel LLP. The partners, counsel and associates of each of Osler, Hoskin & Harcourt LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, respectively as a group, beneficially own directly and indirectly, less than one percent of our outstanding securities of any class. Certain legal matters in connection with the Offering will be passed upon for the Selling Shareholders by White & Case LLP, with respect to U.S. law, and by McCarthy Tétrault LLP, with respect to Canadian law.

EXPERTS

        The consolidated financial statements of the Company incorporated in this Prospectus by reference from the Company's Annual Report on Form 40-F for the year ended December 31, 2017, and the effectiveness of the Company's internal control over financial reporting, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent with respect to the Company within the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

        The non-statutory consolidated financial statements of Cyan Blue Topco Limited as of and for the years ended June 30, 2017 and 2016 included in this Prospectus have been audited by Deloitte LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent with respect to the Company within the applicable ethical requirements that are relevant to their audit of the non-statutory financial statements in the UK, including the FRC's Ethical Standard.

REGISTRAR AND TRANSFER AGENT

        The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its offices in Montréal, Québec and Toronto, Ontario and in the United States is Computershare Trust Company, N.A. at its offices in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky. The transfer agent and registrar for the Preferred Shares is Computershare Trust Company of Canada Inc. at its offices in Montréal, Québec and Toronto, Ontario.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading "Documents Incorporated by Reference"; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Deloitte LLP, auditor for the Company; (iv) the consent of Deloitte LLP, auditor for SBG; (iv) the consent of Osler, Hoskin & Harcourt LLP; (v) the consent of Davies Ward Phillips & Vineberg LLP; and (vi) the Underwriting Agreement.

 AUDITED ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

March 14, 2018

Deloitte LLP 2 New Street Square London EC4A 3BZ
Phone: +44 (0)20 7936 3000 Fax: +44 (0)20 7583 1198 www.deloitte.co.uk

Report of Independent Registered Public Accounting Firm

        To the Shareholders and the Board of Directors of The Stars Group Inc.

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated financial statements of The Stars Group Inc. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of earnings, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "financial statements").

        In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2018 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements.

        We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

        An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

March 14, 2018

We have served as the Company's auditor since 2015.

Deloitte LLP 2 New Street Square London EC4A 3BZ
Phone: +44 (0)20 7936 3000 Fax: +44 (0)20 7583 1198 www.deloitte.co.uk

Report of Independent Registered Public Accounting Firm

        To the Shareholders and the Board of Directors of The Stars Group Inc.

Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of The Stars Group Inc. and subsidiaries (the "Company") as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated March 14, 2018, expressed an unmodified/unqualified opinion on those financial statements.

Basis for Opinion

        The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

March 14, 2018

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

		Year Ended December 31,
U.S. dollars	Note	2017 $000's (except per share amounts)	2016 $000's (except per share amounts) (As reclassified*)
Revenues	5	1,312,315	1,155,247

Expenses	5,6
Selling		192,709	162,785
General and administrative		571,258	585,123
Financial		163,039	138,299
Gaming duty		130,771	113,102
Acquisition-related costs		—	199

Total expenses		1,057,777	999,508

Gain (loss) from investments	7	34,524	(19,278)
Net (loss) earnings from associates	12	(2,569)	623
Gain on settlement of deferred consideration	24	—	2,466

Net earnings before income taxes		286,493	139,550
Income taxes	8	27,208	4,000

Net earnings		259,285	135,550

Net earnings (loss) attributable to
Shareholders of The Stars Group Inc.		259,231	136,144
Non-controlling interest		54	(594)

Net earnings		259,285	135,550

Basic earnings per Common Share	9	$1.77	$0.96
Diluted earnings per Common Share	9	$1.27	$0.70

*
See notes 5 and 6 for further details on reclassifications.

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,
U.S. dollars	Note	2017 $000's	2016 $000's
Net earnings		259,285	135,550
Items that are or may be reclassified to net earnings
Available-for-sale investments—gain (loss) in fair value*	27	32,474	(2,095)
Available-for-sale investments—reclassified to net earnings	27	(37,090)	4,394
Foreign operations—unrealized foreign currency translation differences	27	(189,012)	22,969
Cash flow hedges—effective portion of changes in fair value†	27	(151,311)	50,865
Cash flow hedges—reclassified to net earnings†	27	160,069	(42,263)

Other comprehensive (loss) income		(184,870)	33,870

Total comprehensive income		74,415	169,420

Total comprehensive income (loss) attributable to
Shareholders of The Stars Group Inc.		74,361	170,014
Non-controlling interest		54	(594)

Total comprehensive income		74,415	169,420

*
Net of income tax recovery of $160,380 for the year ended December 31, 2017 (December 31, 2016—net of income tax expense of $146,000)

†
Net of income tax of $nil for the year ended December 31, 2017 (December 31, 2016—$nil)

See accompanying notes.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,
U.S. dollars	Note	2017 $000's	2016 $000's
ASSETS
Current assets
Cash and cash equivalents—operational	15	283,225	129,459
Cash and cash equivalents—customer deposits	25	227,098	138,225

Total cash and cash equivalents		510,323	267,684
Restricted cash advances and collateral	15	7,862	5,767
Current investments		—	59,977
Current investments—customer deposits	25	122,668	228,510

Total current investments	13	122,668	288,487
Accounts receivable	14	100,409	81,557
Inventories		302	515
Prepaid expenses and deposits	16	29,393	22,567
Assets held for sale	17	—	6,972
Income tax receivable		16,540	16,838
Derivatives	21	2,037	—

Total current assets		789,534	690,387

Non-current assets
Restricted cash advances and collateral	15	45,834	45,728
Prepaid expenses and deposits	16	16,514	20,798
Investments in associates	12	—	—
Long-term accounts receivable		11,818	9,458
Long-term investments	13	6,981	6,921
Promissory note		—	4,827
Property and equipment	11	44,837	40,800
Investment tax credits receivable		3,056	1,892
Income tax receivable		14,061	—
Deferred income taxes	8	5,141	1,054
Derivatives	21	—	52,038
Goodwill and intangible assets	10	4,477,350	4,588,572

Total non-current assets		4,625,592	4,772,088

Total assets		5,415,126	5,462,475

See accompanying notes.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

		As at December 31,
U.S. dollars	Note	2017 $000's	2016 $000's
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		151,473	135,777
Other payables	23	42,714	56,588
Provisions	24	17,590	212,780
Customer deposits	25	349,766	366,735
Income tax payable		35,941	23,616
Current maturity of long-term debt	19	4,990	47,750
Derivatives	21	—	4,922

Total current liabilities		602,474	848,168

Non-current liabilities
Long-term debt	19	2,353,579	2,380,829
Provisions	24	3,093	8,942
Derivatives	21	111,762	5,594
Income tax payable		24,277	—
Deferred income taxes	8	16,510	17,214

Total non-current liabilities		2,509,221	2,412,579

Total liabilities		3,111,695	3,260,747

EQUITY
Share capital	26	1,884,219	1,862,789
Reserves	27	(142,340)	35,847
Retained earnings		561,519	302,288

Equity attributable to the Shareholders of The Stars Group Inc.		2,303,398	2,200,924
Non-controlling interest		33	804

Total equity		2,303,431	2,201,728

Total liabilities and equity		5,415,126	5,462,475

        Approved and authorized for issue on behalf of the Board on March 14, 2018.

(Signed) "Divyesh (Dave) Gadhia", Director	(Signed) "David Lazzarato", Director
Divyesh (Dave) Gadhia, Chairman of the Board	David Lazzarato, Chairman of the Audit Committee

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2017 and 2016.

		Share Capital
								Equity attributable to the Shareholders of The Stars Group Inc. $000's
U.S. dollars	Note	Common Shares number	Convertible Preferred Shares number	Common Shares amount $000's	Convertible Preferred Shares amount $000's	Reserves (note 27) $000's	Retained Earnings $000's		Non- controlling interest $000's	Total equity $000's
Balance—January 1, 2016		133,426,193	1,139,249	887,015	684,385	280,964	166,144	2,018,508	1,398	2,019,906

Net earnings (loss)		—	—	—	—	—	136,144	136,144	(594)	135,550
Other comprehensive income		—	—	—	—	33,870	—	33,870	—	33,870

Total comprehensive income (loss)		—	—	—	—	33,870	136,144	170,014	(594)	169,420

Issue of Common Shares in relation to exercised warrants	26,27	11,266,575	—	290,174	—	(288,982)	—	1,192	—	1,192
Issue of Common Shares in relation to exercised employee stock options	26,27	408,359	—	1,215	—	(294)	—	921	—	921
Stock-based compensation	27	—	—	—	—	10,289	—	10,289	—	10,289

Balance—December 31, 2016		145,101,127	1,139,249	1,178,404	684,385	35,847	302,288	2,200,924	804	2,201,728

Net earnings		—	—	—	—	—	259,231	259,231	54	259,285
Other comprehensive loss		—	—	—	—	(184,870)	—	(184,870)	—	(184,870)

Total comprehensive (loss) income		—	—	—	—	(184,870)	259,231	74,361	54	74,415

Issue of Common Shares in relation to Equity awards	26,27	2,923,184	—	21,923	—	(5,258)	—	16,665	—	16,665
Share cancellation	26,27	(76,437)	—	(493)	—	493	—	—	—	—
Stock-based compensation	27	—	—	—	—	10,622	—	10,622	—	10,622
Deferred tax on stock-based compensation		—	—	—	—	359	—	359	—	359
Acquisition of non-controlling interest		—	—	—	—	467	—	467	(825)	(358)

Balance—December 31, 2017		147,947,874	1,139,249	1,199,834	684,385	(142,340)	561,519	2,303,398	33	2,303,431

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,
U.S. dollars	Note	2017 $000's	2016 $000's
Operating activities
Net earnings		259,285	135,550
Dormant accounts recognized as income		1,596	(9,160)
Stock-based compensation		10,622	10,289
Interest accretion		40,373	36,433
Interest expense		116,469	130,848
Income tax expense recognized in net earnings		27,208	4,000
Depreciation of property and equipment		8,925	8,181
Amortization of intangible assets		127,986	125,760
Amortization of deferred development costs		10,275	5,942
Unrealized gain on foreign exchange		(10,324)	(17,571)
Unrealized (gain) loss on investments		(170)	6,703
(Reversal of) Impairment of assets held for sale, associates and intangible assets		(6,799)	16,931
Net loss (earnings) from associates		2,569	(623)
Gain on settlement of deferred consideration		(44)	(2,466)
Realized (gain) loss on current investments, promissory note and other		(50,038)	2,906
Income taxes paid		(9,357)	(1,699)
Changes in non-cash operating elements of working capital	29	(3,801)	(32,019)
Customer deposit liability movement		(30,924)	(70,992)
Other		749	923

Net cash inflows from operating activities		494,600	349,936

Financing activities
Issuance of common shares in relation to exercised warrants		—	1,192
Issuance of common shares in relation to exercised employee stock options		16,665	921
Settlement of brokerage margin account	29	(7,602)	—
Payment of deferred consideration	29	(197,510)	(200,000)
Repayment of long-term debt	29	(139,913)	(46,353)
Transaction costs on repricing of long-term debt	29	(4,719)	—
Interest paid		(124,627)	(131,346)
Gain on settlement of derivative		13,904	—

Net cash outflows from financing activities		(443,802)	(375,586)

Investing activities
Additions in deferred development costs		(23,212)	(20,961)
Purchase of property and equipment		(10,997)	(6,806)
Acquired intangible assets		(1,893)	(7,669)
Sale (purchase) of investments	7	88,760	(5,722)
Cash movement (into) from restricted cash advances and collateral		(1,298)	66,969
Settlement of minimum revenue guarantee		(9,311)	(16,070)
Settlement of promissory note		8,084	—
Net sale of investments utilizing customer deposits		117,106	22,679
Acquisition of further interests in subsidiary		(6,516)	(3,549)
Investment in associate		(2,000)	—
Proceeds on disposal of interest in associate classified as held for sale		16,127	—

Net cash inflows from investing activities		174,850	28,871

Increase in cash and cash equivalents		225,648	3,221
Cash and cash equivalents—beginning of period		267,684	274,359
Unrealized foreign exchange difference on cash and cash equivalents		16,991	(9,896)

Cash and cash equivalents—end of period		510,323	267,684

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

        The Stars Group Inc. ("The Stars Group" or the "Corporation"), is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. As at December 31, 2017, The Stars Group had two major lines of operations within its gaming business, real-money online poker ("Poker") and real-money online casino and sportsbook ("Casino & Sportsbook"). As it relates to these two business lines, online revenues include revenues generated through the Corporation's real-money online, mobile and desktop client platforms.

        Through Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, "Stars Interactive Group"), The Stars Group's gaming business operates globally and conducts its principal activities from its headquarters in the Isle of Man. Through its Stars Interactive Group division, the Corporation ultimately owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold'em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival, and PokerStars MEGASTACK live poker tour and event brands.

        The Stars Group was incorporated on January 30, 2004 under the Companies Act (Quebec) and continued under the Business Corporations Act (Ontario) on August 1, 2017. The registered head office is located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario, Canada, M5J 2J3 and its common shares ("Common Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "TSGI", and the Nasdaq Global Select Market ("Nasdaq") under the symbol "TSG".

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

        The Corporation's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        The consolidated financial statements of the Corporation have been prepared on the historical cost basis, except derivative financial instruments and financial instruments at fair value through profit or loss which are each measured at fair value.

        Unless otherwise indicated, all references to a specific "note" refer to these notes to the Corporation's consolidated financial statements.

Going Concern

        The Board of Directors of the Corporation (the "Board") have, at the time of approving the consolidated financial statements, a reasonable expectation that the Corporation has adequate resources to continue in operational existence for the foreseeable future. As such, the Corporation continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.

Principles of Consolidation

        A subsidiary is an entity controlled by the Corporation. As such, the Corporation is exposed, or has rights, to variable returns from its involvement with such entity and has the ability to affect those returns through its current ability to direct such entity's relevant activities (i.e., control over the entity).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The existence and effect of substantive voting rights that the Corporation potentially has the practical ability to exercise (i.e., substantive rights) are considered when assessing whether the Corporation controls another entity.

        The Corporation's consolidated financial statements include the accounts of the Corporation and its subsidiaries. Upon consolidation, all inter-entity transactions and balances have been eliminated.

        Non-controlling interests in subsidiaries are identified separately from the Corporation's equity therein. Those non-controlling interests that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests' proportionate share of the fair value of the subsidiary's identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity. "Total comprehensive income" is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

        Upon the loss of control of a subsidiary, the Corporation's profit or loss on disposal is calculated as the difference between (i) the fair value of the consideration received and of any investment retained in the former subsidiary and (ii) the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

Revenue Recognition

Gaming revenue

        Revenue from the gaming business consists primarily of Poker and Casino & Sportsbook revenue and is recognized when it is probable that the economic benefits will flow to the Corporation and the amount of revenue can be reliably measured. Revenue is recognized in the accounting periods in which the transactions occurred after deduction of certain offsets, such as promotional bonuses and rewards granted to customers through the Stars Rewards cross vertical loyalty program, and is measured at the fair value of the consideration received or receivable.

        Poker revenue represents primarily the commission charged at the conclusion of each poker hand in cash games (i.e., rake) and entry fees for participation in poker tournaments, and is net of certain promotional expenses. In poker tournaments, entry fee revenue is recognized when the tournament has concluded. Revenues are presented gross of gaming duties, which are presented within expenses.

        Casino revenue represents primarily the difference between the amounts of bets placed by the customer less amounts won (i.e., net house win) and is net of certain promotional expenses. Casino revenues are presented gross of gaming duties, which are presented within expenses.

        Sportsbook revenue represents primarily bets placed less payouts to customers and is net of certain promotional expenses. Open betting positions are carried at fair value and gains and losses arising on these positions are recognized in revenue. Sportsbook revenues are presented gross of gaming duties, which are presented within expenses.

        The gaming business operates loyalty programs for its customers that award customer rewards based on a number of factors, including volume of play, player impact on the overall ecosystem, whether the player is a net withdrawing versus net depositing player, and product and game selection. The value of customer rewards is estimated with reference to the redemption value of the applicable reward through the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Corporation's product offerings, including in an online store operated by the Corporation and accessible through such product offerings, and the probability of use of such rewards by customers. In accordance with International Financial Reporting Interpretations Committee 13, Customer loyalty programmes, the fair value attributed to the awarded customer reward is deferred as a liability and recognized as either a customer deposit or offset against the cost of merchandise bought in the online store upon redemption of the reward.

Revenue from conversion margins

        Revenue from conversion margins is the revenue earned on the processing of real-money deposits and cash outs in specified currencies. Revenue from customer cross currency deposits and withdrawals is recognized when the transaction is complete. Revenue is recognized with reference to the underlying arrangement and agreement with the players.

Income from player funds

        A portion of customer deposits is held as current investments. Any realized income on these current investments is recognized as income.

Other income

Play-money gaming revenue

        Customers can participate in online poker tournaments and social casino games using play-money, or virtual currency. Customers can purchase additional play-money chips online to participate in the poker tournaments and social casino games. The revenue is recognized when the customer has purchased such chips as all risks and rewards have been transferred to the customer. Once a customer has purchased such chips they are non-refundable and non-cancellable.

Leases

        Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Stars Group considers all its leases to be operating leases.

The group as lessor

        Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

The group as lessee

        Rents payable under operating leases are recognized as an expense on a straight-line basis over the term of the relevant lease except where another more systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

        In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of any such incentive is recognized as a reduction of rental

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Translation of Foreign Operations and Foreign Currency Transactions

Functional and presentation currency

        IFRS requires entities to consider primary and secondary indicators when determining functional currency. Primary indicators are closely linked to the primary economic environment in which the entity operates and are given more weight. Secondary indicators provide supporting evidence to determine an entity's functional currency. Once the functional currency of an entity is determined, it should be used consistently, unless significant changes in economic factors, events and conditions indicate that the functional currency has changed.

        A change in functional currency is accounted for prospectively from the date of the change by translating all items into the new functional currency using the exchange rate at the date of the change.

        Based on an analysis of the primary and secondary indicators, the functional currency of each of the Corporation and its subsidiaries have been determined. The Corporation's consolidated financial statements are presented in U.S. dollars.

Transactions and balances

        Foreign currency transactions are translated into the applicable functional currency using the exchange rates prevailing on the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized within expenses.

Group companies

        The results and financial position of the Corporation's subsidiaries that have a functional currency different from the Corporation's presentation currency are translated into the presentation currency as follows:

  (i)
  assets and liabilities for each statement of financial position presented are translated at the closing exchange rate on the date of that statement of financial position;

  (ii)
  income and expenses for each statement of net earnings (loss) and statement of other comprehensive income are translated at the rates of exchange prevailing on the dates of the transactions; and

  (iii)
  all resulting exchange rate differences are recognized in other comprehensive income (loss) and are transferred to net earnings (loss) as part of gain (loss) on sale of subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following foreign currencies are referred to herein:

Currency Symbol	Currency Description
USD, USD $, $	United States Dollar
CDN, CDN $	Canadian Dollar
EUR, €	European Euro
GBP	Great Britain Pound Sterling

Business Combination

        Business combinations are accounted for using the acquisition method. Under this method, the identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized, regardless of whether they have been previously recognized in the acquiree's financial statements prior to the acquisition. On initial recognition, the assets and liabilities of the acquired entity are included in the consolidated statements of financial position at their respective fair values. Goodwill is recorded based on the excess of the fair value of the consideration transferred over the fair value of the Corporation's interest in the acquiree's net identifiable assets on the date of the acquisition. Any excess of the identifiable net assets over the consideration transferred is immediately recognized in the consolidated statements of earnings.

        The consideration transferred by the Corporation to acquire control of an entity is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred and equity interests issued by the Corporation, including the fair value of all the assets and liabilities resulting from a deferred payment arrangement. Acquisition-related costs are expensed as incurred.

Operating Segments

        For the year ended December 31, 2017, the Corporation had one reportable and operating segment, gaming, which for the purposes of the financial statements is further divided into the Poker and Casino & Sportsbook product lines. All products are played on one gaming platform using one wallet.

        The Stars Group's gaming business, which it operates primarily through its two business lines, Poker and Casino & Sportsbook, was acquired through the Corporation's acquisition of Stars Interactive Group on August 1, 2014 (the "Stars Interactive Group Acquisition"). The Corporation's segments are organized around the markets they serve and are reported in a manner consistent with the internal reporting provided to the Corporation's key management. An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with other components of the Corporation.

        The Corporation presents separate information on an operating segment when any of the following criteria are met:

  (i)
  reported revenue of the segment is 10% or more of the consolidated revenue; or

  (ii)
  the absolute amount of reported profit or loss of the segment is 10% or more of consolidated profit or loss; or

  (iii)
  assets of the segment are 10% or more of consolidated assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial assets

        Financial assets are initially recognized at fair value and are classified as one of the following: "fair value through profit or loss"; "available-for-sale"; or "loans and receivables". The classification depends on the purpose for which the financial instruments were acquired and their respective characteristics. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition.

Fair value through profit or loss

        Financial assets at fair value through profit or loss are financial assets held-for-trading and derivatives. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or as otherwise determined by management to be in this category. Financial assets classified at fair value through profit or loss are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period in the consolidated statements of earnings. The Corporation has current investments and derivatives classified as fair value through profit or loss.

Available-for-sale

        Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Such assets are included in other non-current financial assets unless management intends to dispose of them within 12 months of the date of the consolidated statements of financial position. Financial assets classified as available-for-sale are carried at fair value with changes in fair value recorded in the consolidated statements of comprehensive income. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the consolidated statements of earnings. When a decline in fair value is determined to be significant and prolonged, the cumulative loss included in accumulated other comprehensive income (loss) is removed as such and then recognized in the consolidated statements of earnings. Gains and losses realized on the disposal of available-for-sale assets are recognized in the consolidated statements of earnings. The Corporation has current and non-current investments classified as available-for-sale.

Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments but which are not quoted in an active market. All such assets with maturities equal to or less than 12 months from the date of the consolidated statements of financial position are classified as current assets, while those with maturities greater than 12 months from such date are classified as non-current assets. Financial instruments classified as loans and receivables are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method. Cash, restricted cash, accounts receivable and promissory notes are classified as loans and receivables.

Cash and cash equivalents

        Cash and cash equivalents comprise cash in hand, bank deposits and other short-term highly liquid investments with maturities of three months or less, which are generally used by the Corporation to meet short-term liquidity requirements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment

        At the end of each reporting period, the Corporation assesses whether a financial asset or a group of financial assets, other than those classified as fair value through profit or loss, is impaired. If there is objective evidence that impairment exists, the loss is recognized in the consolidated statements of earnings. The impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statements of earnings.

Financial liabilities

        Financial liabilities are classified as either financial liabilities "at fair value through profit or loss" or "other financial liabilities".

At fair value through profit or loss

        Financial liabilities are classified as "at fair value through profit or loss" when the financial liability is designated as such.

        A financial liability is designated as "at fair value through profit or loss" upon initial recognition if:

  •
  such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

  •
  the financial liability is managed and its performance is evaluated on a fair value basis.

        Financial liabilities "at fair value through profit or loss", such as certain derivatives, are stated at fair value, with any gains or losses arising on remeasurement recognized in the consolidated statements of earnings.

Other financial liabilities

        Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

        The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability (or a shorter period where appropriate) to the net carrying amount on initial recognition.

Debt modification

        From time to time, the Corporation pursues amendments to its credit agreements based on prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. The accounting treatment of a debt modification depends on whether the modified terms are substantially different than the previous terms. Terms of an amended debt agreement are considered to be substantially different when the discounted present value of the cash flows under the new terms discounted using the original effective interest rate, is at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is not substantially different, it will be considered as a modification with any costs or fees incurred adjusting the carrying

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

amount of the liability and amortized over the remaining term of the liability. If the modification is substantially different then the transaction is accounted for as an extinguishment of the old debt instrument with an adjustment to the carrying amount of the liability being recorded in the consolidated statements of earnings immediately.

Transaction costs

        Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as through profit or loss) are added to or deducted from, as applicable, the fair value of the financial instrument on initial recognition. These costs are expensed to financial expenses on the consolidated statements of earnings over the term of the related financial asset or financial liability using the effective interest method. When a debt facility is retired by the Corporation, any remaining balance of related debt transaction costs is expensed to financial expenses on the consolidated statements of earnings in the period that the debt facility is retired. Transaction costs related to financial instruments at fair value through profit or loss are expensed when incurred.

Compound financial instruments

        Debt and equity instruments issued by the Corporation and its subsidiaries are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The Corporation has issued, and in the future may issue, compound financial instruments comprising both financial liability and equity components. The financial liability component is initially recognized at the fair value of a similar liability. The proceeds are then allocated between the financial liability and the equity components using the residual method. Any directly attributable transaction costs are allocated to the financial liability and equity components in proportion to their initial carrying amounts. The financial liability component of a compound financial instrument is subsequently re-measured at amortized cost using the effective interest method. The equity components are not re-measured subsequent to their initial recognition.

Embedded derivatives

        Derivatives may be embedded in other financial and non-financial instruments (i.e., the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the combined instrument (i.e., the embedded derivative plus the host instrument) is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the consolidated statements of earnings.

Derivatives

        The Corporation uses derivative instruments for risk management purposes. The Corporation does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value on the consolidated statements of financial position. The resulting gain or loss is immediately recognized in the consolidated statements of earnings unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Derivatives are measured at fair value using pricing and valuation models whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources. To qualify for hedge accounting, the relationship between the hedged item and the hedging instrument must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting treatment and both the hedged item and the hedging instrument are reported independently, as if there was no hedging relationship.

Cash flow hedges

        The Corporation uses derivatives for cash flow hedges. The effective portion of the change in fair value of the hedging instrument is recorded in other comprehensive income and accumulated under the heading derivative reserve, while the ineffective portion is recognized immediately in the consolidated statements of earnings. Gains and losses on cash flow hedges accumulated in other comprehensive income are reclassified to the consolidated statements of earnings in the same period the hedged item affects the consolidated statements of earnings. If the forecast transaction is no longer expected to occur, the hedge no longer meets the criteria for hedge accounting, the hedging instrument expires or is sold, terminated or exercised, or the designation is revoked, the hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to the consolidated statements of earnings.

Net investment hedges

        Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging item relating to the effective portion of the hedge is recognized in other comprehensive income and accumulated under the heading cumulative translation adjustments reserve. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statements of earnings. Gains and losses accumulated in other comprehensive income are reclassified to the consolidated statements of earnings when the foreign operation is partially disposed of or sold.

Determination of fair value

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation's specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

        For the Corporation's financial instruments which are recognized in the consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

  Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Level 2—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

  Level 3—Inputs for the asset or liability that are not based on observable market data.

        Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred.

Prepaid Expenses and Deposits

        Prepaid expenses and deposits consist of amounts paid in advance or deposits made for which the Corporation will receive goods or services.

Property and Equipment

        Property and equipment which have finite lives are recorded at cost less accumulated depreciation and impairment losses. Depreciation is expensed from the month the particular asset is available for use, over the estimated useful life of such asset at the following rates, which in each case are intended to reduce the carrying value of the asset to the estimated residual value:

Furniture and fixtures	Straight-line	5 years
Computer equipment	Straight-line	5 years
Building	Straight-line	25 years

Intangible Assets

        Intangible assets which have finite lives are recorded at cost less accumulated amortization and impairment losses. Amortization is expensed from the month the particular asset is available for use, over the estimated useful life of such asset at the following rates, which in each case are intended to reduce the carrying value of the asset to the estimated residual value:

Software technology	Straight-line	5 years
Software technology (Defensive intangible asset)	Straight-line	2 years
Customer relationships	Straight-line	15 years
Brands	N/A	Indefinite useful life

        The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

        Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the consolidated statement of financial position and any gain or loss is reflected in the consolidated statements of earnings. Expenditures for repairs and maintenance are expensed as incurred.

        The Corporation determined that its owned brands have indefinite useful lives as they have no foreseeable limit to the period over which such assets are expected to contribute to the Corporation's cash flows. In addition, the Corporation expects to continue to support its brands with ongoing marketing efforts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Corporation tests its owned brands for impairment at least annually, or more frequently if circumstances such as significant declines in expected sales, net earnings or cash flows indicate that the cash-generating units ("CGUs") to which such brands relate might be impaired.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

        Goodwill is tested for impairment at least annually, or more frequently if circumstances such as significant declines in expected sales, net earnings or cash flows indicate that that the CGUs to which goodwill is allocated might be impaired.

Research and Development

        Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs, which have probable future economic benefits, can be clearly defined and measured, and are incurred for the development of new products or technologies, are capitalized. These development costs, net of related research and development investment tax credits, are not amortized until the products or technologies are commercialized or when the asset is available for use, at which time, they are amortized over the estimated life of the commercial production of such products or technologies.

        The amortization method and the life of the commercial production are assessed annually and the assets are tested for impairment whenever an indication exists that an asset might be impaired.

        The Corporation claims research and development investment tax credits as a result of incurring scientific research and experimental development expenditures. Research and development investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization. Investment tax credits are accounted for by the cost reduction method whereby the amounts of tax credits are applied as a reduction of the expense or deferred development costs.

Investments

        Investments are stated at the lower of cost and fair market value. Cost is determined on a weighted average basis at a consolidated level.

Investments in Associates

        An associate is an entity over which the Corporation has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the associate but is not the control or joint control over those policy decisions.

        The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Corporation's share of the profit or loss and other comprehensive income of the associate. When the Corporation's share of losses of an associate exceeds the Corporation's interest in that associate (which includes any long-term interests that, in substance, form part of the Corporation's net investment in the associate), the Corporation discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Corporation has incurred legal or constructive obligations or made payments on behalf of the associate.

        An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Corporation's share of the net fair value of the identifiable assets and liabilities of the associate is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Corporation's share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in the consolidated statements of earnings in the period in which the investment is acquired.

        The requirements of International Accounting Standard ("IAS") 36, Impairment of Assets are applied to determine whether it is necessary to recognize any impairment loss with respect to the Corporation's investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36, Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36, Impairment of Assets to the extent that the recoverable amount of the investment subsequently increases.

Assets Held For Sale

        Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group) and its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

        When the Corporation is committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate or joint venture, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and the Corporation discontinues the use of the equity method in relation to the portion that is classified as held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale continues to be accounted for using the equity method. The Corporation discontinues the use of the equity method at the time of disposal when the disposal results in the Corporation losing significant influence over the associate or joint venture.

        After the disposal takes place, the Corporation accounts for any retained interest in the associate or joint venture in accordance with IAS 39, Financial Instruments: Recognition and Measurement unless the retained interest continues to be an associate or a joint venture, in which case the Corporation uses the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Impairment of Non-Current Assets

        Management assesses, at the end of the reporting period, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Corporation estimates the asset's recoverable amount. An asset's or CGU's recoverable amount is the higher of the asset's or CGU's fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

        In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

        The Corporation bases its impairment calculation on detailed budgets and forecast calculations, which are prepared for the Corporation's assets or CGU to which such assets are allocated. These budgets and forecast calculations generally cover a period of three to five years. A long-term growth rate is calculated and applied to project future cash flows after the final year included in the forecast.

        Impairment losses of continuing operations are recognized in the consolidated statements of earnings in expense categories consistent with the function of the impaired asset. An impairment loss recognized for goodwill may not be reversed. At the end of the reporting period, the Corporation assesses if there is an indication that impairment losses recognized in previous periods for other assets have decreased or no longer exist. Where an impairment loss is subsequently reversed, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Taxation

        Income tax expense represents the sum of current and deferred taxes. Current and deferred taxes are recognized in the consolidated statements of earnings, except to the extent they relate to items recognized in the consolidated statements of comprehensive income or directly in the statements of changes in equity.

Current tax

        Current tax payable is based on taxable income for the year. Taxable income differs from earnings as reported in the consolidated statements of earnings because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Corporation's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the particular reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax

        Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Corporation's consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting earnings.

        Deferred tax liabilities are recognized for taxable temporary differences associated with investments and interests in subsidiaries and associates, except where the Corporation is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

        The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of any such asset to be recovered.

        Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, in each case based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Corporation expects, at the end of the particular reporting period, to recover or settle the carrying amount of its assets and liabilities.

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis. Deferred tax assets and liabilities are not discounted. Current and deferred tax are recognized in the consolidated statements of earnings, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Stock-Based Compensation

        The Corporation maintains an equity-based long-term incentive award program to align interests of its management team with those of its Shareholders by focusing the management team on long-term objectives over a multi-year period, with the value of the award fluctuating based on stock price appreciation. The Corporation has two equity-based award plans and accounts for grants under these plans in accordance with the fair value-based method of accounting for stock-based compensation for the applicable period. The Corporation currently makes its equity grants under its Equity Incentive Plan dated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

June 22, 2015 (the "2015 Equity Incentive Plan"), which provides for grants of stock options ("Options"), Restricted Share Units ("RSU"), Deferred Share Units ("DSU"), Performance Share Units ("PSU"), Restricted Shares ("RS"), and other Common Share-based awards as the Board may determine. Prior to the Corporation's 2015 annual shareholder meeting (the "2015 Annual Meeting"), equity-based awards were granted solely under the Corporation's 2010 stock option plan, as amended from time to time (the "2010 Stock Option Plan" and together with the 2015 Equity Incentive Plan, the "Plans") and consisted only of Options. The Corporation no longer grants Options under the 2010 Stock Option Plan, but it remains in effect only to govern the terms of outstanding Options granted prior to the date of the 2015 Annual Meeting.

Stock Options

        Compensation expense for equity-settled stock options awarded to participants under the plans is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the graded vesting method over the vesting period of the options granted. Stock-based compensation expense recognized is adjusted to reflect the number of options that has been estimated by management for which conditions attaching to service will be fulfilled as of the grant date until the vesting date so that the recognized expense corresponds to the options that have vested. The stock-based compensation expense credit is attributed to reserves when the expense is recognized in the consolidated statements of earnings. When options are exercised, any consideration received from participants as well as the related compensation cost recorded as reserves are credited to share capital.

        Non-employee equity-settled share-based payments are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably. If the fair value cannot be measured reliably, non-employee equity-settled share-based payments are measured at the fair value of the equity instrument granted as measured at the date the entity obtains the goods or the counterparty renders the service. The Corporation subsequently re-measures non-employee equity-settled share-based payments at each vesting period and settlement date with any changes in fair value recognized in the consolidated statements of earnings. Stock-based compensation expense is recognized over the contract life of the options or the option settlement date, whichever is earlier.

Other Equity-Based Awards Under the 2015 Equity Incentive Plan

        The Corporation's equity-based long-term incentive award program historically consisted solely of stock option grants on an irregular, discretionary schedule. Effective for 2017, the Corporation replaced the stock option component of the long-term incentive program for its management team with a regular, annual grant program to be comprised of 67% PSUs and 33% RSUs. The RSUs and the PSUs are subject to service, market and non-market vesting conditions and no dividends are expected to be paid during the vesting period. Therefore, the fair market value of an RSU and PSU is equal to the market price of the underlying Common Share at the grant date. The Corporation also offers DSUs, RSUs and RS for members of its Board of Directors, in addition to the cash retainers paid.

        On the grant date, the fair value of the awards is measured using the closing TSX stock price, or the closing Nasdaq stock price if the Common Shares are not traded on the TSX. Share-based compensation expense is recognized over the vesting period in the consolidated statements of earnings at the end of every reporting period with a corresponding increase to reserves. Once the awards are exercised and transferred to the counterparty, the related amount recorded as reserves is credited to share capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Share Units

        An RSU is a unit equivalent in value to a Common Share which entitles the holder to receive Common Shares after a specified vesting period determined by the Plan Administrator of the 2015 Equity Incentive Plan (the "Plan Administrator"), in its sole discretion. Upon settlement, holders will receive one fully paid Common Share in respect of each vested RSU. The RSUs vest in equal annual installments over a four-year period (graded vesting method), generally subject to continued employment through each vesting date.

Performance Share Units

        A PSU is a unit equivalent in value to a Common Share which entitles the holder to receive Common Shares based on the achievement of performance goals established by the Plan Administrator, including in consultation with management, over a performance period. The PSUs vest on the third anniversary of the date of the grant (cliff vesting), and based on a weighted mix of revenue and Adjusted EBITDA targets of the Corporation for the applicable three-year performance period and subject to an additional total shareholder return condition (the "TSR Condition") as well as the individual remaining employed by, or continuing to provide services to, the Corporation. The grantee is eligible for additional PSUs up to 50% of the PSUs granted on the grant date to the extent the TSR Condition and other performance conditions are met. The additional PSUs have a service, non-market and market (i.e., the TSR Condition) vesting conditions, all of which need to be satisfied to vest. The fair market value is based on a valuation to reflect the probability of the market condition to be met. The service and non-market condition, will not affect the fair value at grant date. Market conditions, such as the TSR Condition upon which vesting is conditioned, is considered when estimating the fair value of the equity instruments granted. Market conditions are reflected as an adjustment (discount) to the initial estimate of fair value at grant date of the instrument to be received and there is no true-up for differences between estimated and actual vesting due to market conditions.

        Upon settlement, holders will receive fully paid Common Shares in proportion to the number of vested PSUs held and the level of performance achieved. Any unearned PSUs will be forfeited.

        For the PSUs, the grant date for calculating the compensation expense is considered to occur only when the non-market conditions are determined and communicated to employees.

Deferred Share Units

        The Corporation offers DSU grants to the members of the Board. Upon settlement, holders will receive one fully paid Common Share in respect of each vested DSU. The Corporation recognizes services received in a share-based payment transaction as an expense over the requisite service period and recognizes a corresponding increase in equity as the services are received in an equity-settled share-based payment transaction. Vesting for the DSU grants begins on the accounting grant date and will vest over either a one-, two- or three-year period. The accounting grant date is the date on which the Corporation and the Directors have a shared understanding of all the terms and conditions of the arrangement. If the accounting grant date occurs after the service commencement date, then the Corporation estimates the grant-date fair value of the DSUs for the purpose of recognizing the expense from the service commencement date until the accounting grant date. All grants are subject to forfeiture if the director ceases to serve as a director prior to vesting and vested DSUs can only be settled at such time. DSU's are only subject to service conditions and because no dividends are expected to be paid during the vesting

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

period, the fair market value of a DSU is equal to the market price of the underlying Common Share at the grant date.

Restricted Shares

        An RS is a fully paid Common Share that is subject to restrictions on transfer and a risk of forfeiture for a period of time, and which shall be held by the Corporation or its designee in escrow until such time as the restricted period lapses. The Plan Administrator shall have the authority to determine at the time of grant, the duration of the restricted period and other restrictions applicable to the restricted Common Shares. Except for the restrictions applicable to the restricted Common Shares, during the restricted period, the holder shall have all the rights and privileges of a holder of Common Shares as to the restricted Common Shares, including the right to vote.

Dividend Equivalents

        RSUs, PSUs and DSUs may be credited with dividend equivalents in the form of additional RSUs, PSUs, DSUs and other share-based awards, as applicable. Dividend equivalents shall vest in proportion to the awards to which they relate. Such dividend equivalents shall be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs, DSUs or other share-based awards, as applicable, held by the participant on the record date for the payment of such dividend, by (ii) the highest closing price of the Common Shares on any stock exchange on which the Common Shares are then listed on the date of grant, at the close of the first business day immediately following the dividend record-date.

Provisions

        Provisions represent liabilities of the Corporation for which the amount or timing of payment is uncertain. Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized in financial expenses on the consolidated statements of earnings.

Provision for jackpots

        The Corporation offers progressive jackpot games. Each time a progressive jackpot game is played, a portion of the amount wagered by the player is contributed to the jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined base amount. The Corporation maintains a provision for the reset of each jackpot and the progressive element added as the jackpot game is played. The provision for jackpots at the reporting date is included in provisions. The Corporation believes that its provisions are sufficient to cover the full amount of any required payout.

Deferred consideration

        The acquisition-date fair value of any deferred consideration is recognized as part of the consideration transferred by the Corporation in exchange for the acquiree. Changes in the fair value of deferred consideration that result from additional information obtained during the measurement period (i.e., a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

maximum of one year from the acquisition date) about facts and circumstances that existed at the acquisition date are adjusted retrospectively against goodwill. The Corporation estimates, based on expected future cash flows, the amount that would be required to settle the applicable obligation and recognizes the present value of the same.

Provision for minimum revenue guarantee

        A provision for minimum revenue guarantee is recognized pursuant to an agreement with the vendor in connection with the terms of certain of the Corporation's past divestitures. The Corporation estimates, based on expected future cash flows, the amount that would be required to settle the applicable obligation and recognizes the present value of the same.

Contingent liabilities

        Contingent liabilities are not recognized in the consolidated statements of financial position but are reported in the notes. They may arise from uncertainty as to the existence of a liability or represent a liability in respect of which the amount cannot be reliably measured.

Critical Accounting Estimates and Judgments

        The preparation of the Corporation's consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that can have a significant effect on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

        Estimates and judgments are significant when:

  •
  the outcome is highly uncertain at the time the estimates are made; or

  •
  different estimates or judgments could reasonably have been used that would have had a material impact on the consolidated financial statements.

        The consolidated financial statements include estimates based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Management uses historical experience, general economic conditions and trends, and assumptions regarding probable future outcomes as the basis for determining estimates.

        Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the consolidated financial statements and actual results could differ from the estimates and assumptions.

        Set forth below are descriptions of items that management believes require its most critical estimates and judgments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Key Sources of Estimation Uncertainty

Goodwill impairment

        Goodwill impairment exists when the carrying value of a CGU exceeds its recoverable amount. Management uses estimates in determining the value in use or fair value less costs of disposal of the CGUs to which goodwill has been allocated. The estimates include but are not limited to the control premium, the implied trading multiple, costs of disposal, expected cash flows, growth rates and discount rates. A change in future earnings or any other assumptions may have a material impact on the fair value of the CGU, and could result in an impairment loss. Refer to note 10 for further details.

Tax provision in respect of prior years

        Determining the Corporation's income tax and its provisions for income taxes involves a significant degree of estimation and judgement, particularly in respect of open tax returns relating to prior years where the liabilities remain to be agreed with the local tax authorities. Provisions for income taxes are recognized based on management's best estimate of the outcome after taking into consideration all available evidence, and where appropriate, after taking external advice. The tax provision recorded in the Corporation's 2017 consolidated financial statements in respect of prior years relate to intercompany trading arrangements entered into in the normal course of business. Due to the uncertainty associated with such tax items it is possible that at a future date, on resolution of the open tax matters, the final outcome may vary significantly and there is the potential for a material adjustment to the carrying amounts of the liability recorded as a result of this estimation and uncertainty.

Fair value measurement and valuation process

        The Corporation measures certain financial assets and liabilities at fair value for financial reporting purposes (see note 28). Management has a review process which is designed to ensure that fair values are calculated in a consistent manner. The valuation techniques and inputs are reviewed by management to ensure consistency and any changes are analyzed and approved. Valuations for financial assets and liabilities are performed and reviewed on a quarterly basis, and are reviewed and approved by key management.

        In estimating the fair value, management uses market observable data to the extent it is available. Where observable market data does not exist for non-derivative financial assets and liabilities, the Corporation internally calculates the fair value using valuation techniques that maximize the use of observable inputs. These inputs are reviewed and approved by management.

Deferred consideration

        The Corporation has made and may make acquisitions which include deferred payments as part of the consideration for the acquiree. The Corporation re-evaluates the fair value of any deferred consideration, including an "earn out", on its business acquisitions at the end of each reporting period. Significant estimates are required to determine the fair value of the deferred consideration. The Corporation considers the key inputs of the particular arrangement and market participant assumptions when developing the projected cash flows that are used to determine the fair value of the deferred consideration. This includes the need to estimate the likelihood and timing of achieving the relevant milestones of such deferred consideration or "earn out". The Corporation exercises judgment when applying a probability assessment for each of the potential outcomes. In addition, the Corporation must consider the time value

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of money. In determining the discount rate applied to the estimated cash outflows, the Corporation considers the risks inherent to the payment of the particular deferred consideration, such as projection risks, credit risks and liquidity risks.

Judgments

Useful lives of long-lived assets

        Judgment is used to estimate each component of an asset's useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and, in the case of an intangible asset, contractual provisions that enable the renewal or extension of the asset's legal or contractual life without substantial cost, as well as renewal history. Incorrect estimates of useful lives could result in an increase or decrease in the annual amortization expense and future impairment charges.

Functional currency

        The Corporation's worldwide operations expose the Corporation to transactions denominated in a number of different currencies, which are required to be translated into one currency for consolidated financial statement reporting purposes. The Corporation's foreign currency translation policy is designed to reflect the economic exposure of the Corporation's operations to various currencies.

        The Corporation's foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside Canada may have different functional currencies. The functional currency of an operation is the currency of the primary economic environment to which it is exposed. In order to determine the functional currency, management will first consider the currency that influences sales prices of the goods and services provided by the operations and the currency that influences the costs incurred by the operations. Then, if based on these two primary factors, the functional currency is not obvious, management will examine secondary factors such as the currency in which funds from financing are obtained, the currency in which cash receipts are retained and the levels of interactions with the parent company. In determining the functional currency of an operation, management uses its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Investments in associates

        Management assesses the relationship with investees to determine if the Corporation has control or significant influence over such investee. Management determines that it has control over an investee when it is exposed, or has rights, to variable returns from its investment in an entity and has the ability to affect those returns through its power over the investee.

        When the Corporation does not have control over an investee but has the power to participate in the financial and operating policy decisions of the investee, management determines that it has significant influence over the investee.

Impairment of investments

        The Corporation needs to use judgment when assessing whether the investments held are impaired. The Corporation determines whether the investment's decline is significant or prolonged by analyzing the historical volatility of the investment as well as the period of time over which the investment value has been

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

depressed. Generally, the Corporation will judge that a decrease of 25% in the value of the investment or a decline for a period of 12 months to be significant and prolonged respectively.

Contingent liabilities

        The Corporation reviews outstanding legal cases following developments in legal proceedings at each balance sheet date, considering, among other things: the nature of the litigation, claim or assessment; the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought; the progress of the case (including progress after the date of the financial statements but before those statements are issued); the opinions or views of legal counsel and other advisors; experience of similar cases; and any decision of the Corporation's management as to how it will respond to the litigation, claim or assessment. The Corporation assesses the probability of an outflow of resources to settle the obligation as well as if the outflow can be reliably measured. If these conditions are not met, no provision will be recorded and the relevant facts will be disclosed as a contingent liability. To the extent that the Corporation's assessments at any time do not reflect subsequent developments or the eventual outcome of any claim, its future financial statements may be materially affected, with a favourable or adverse impact on the Corporation's business, financial condition or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements—Not Yet Effective

        At the date of authorization of these financial statements, the Corporation has not applied the following new and revised standards that have been issued but are not yet effective:

IFRS 9	Financial instruments
IFRS 15	Revenue from contracts with customers
IFRS 16	Leases
IFRS 17	Insurance contracts
IFRS 2 (amendments)	Classification and measurement of share-based payment transactions
IFRS 4 (amendments)	Applying IFRS 9 financial instruments with IFRS 4 insurance contracts
IFRS 9 (amendments)	Prepayment features with negative compensation
IFRS 10 & 28 (amendments)	Sale or contribution of assets between an investor and its associate or joint venture
IAS 7 (amendments)	Disclosure initiative
IAS 12 (amendments)	Recognition of deferred tax assets for unrealized losses
IAS 28 (amendments)	Long-term interests in associates and joint ventures
IAS 40 (amendments)	Transfers of investment property
IFRS 15 (clarifications)	Clarifications to IFRS 15 revenue from contracts with customers
IFRIC 22	Foreign currency transactions and advance considerations
IFRIC 23	Uncertainty over income tax treatments
Annual improvements	Annual improvements to IFRS: 2014—16 cycle—IFRS 12 amendments
Annual improvements	Annual improvements to IFRS: 2014—16 cycle—IFRS 1 and IAS 28 amendments

        Subject to full analysis the Corporation does not expect that the adoption of the standards listed above will have a material impact on the financial statements of The Stars Group in future periods, except as noted below:

IFRS 9, Financial Instruments

        The IASB issued IFRS 9 relating to the classification and measurement of financial instruments. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and this approach replaces the previous requirements of IAS 39, Financial Instruments: Recognition and Measurement. The approach in IFRS 9 is based on how an entity manages its financial assets (i.e., its business model) and the contractual cash flow characteristics of those financial assets. IFRS 9 also amends the impairment criteria by introducing a new expected credit losses model for calculating impairment on financial assets and commitments to extend credit. The standard also introduces minor changes applicable

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

to financial liabilities. Further, IFRS 9 includes new hedge accounting requirements that align hedge accounting more closely with risk management. These new requirements do not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, but do allow more hedging strategies that are used for risk management to qualify for hedge accounting and for more judgment by management in assessing the effectiveness of those hedging relationships, replacing the rules-based approach to assessing hedge effectiveness under IAS 39. Extended disclosures in respect of risk management activity will also be required under the new standard.

        Based on the analysis undertaken to date, the Corporation expects the following impact on its consolidated financial statements and disclosures as a result of the adoption of the new standard on January 1, 2018:

        Certain equity investments that are currently classified as available-for-sale ($7.0 million as at December 31, 2017) will be reclassified to financial assets at fair value through profit or loss on January 1, 2018. Related fair value gains of $nil will be transferred from the available-for-sale financial assets reserve to retained earnings on January 1, 2018 and fair value gains related to these investments amounting to $nil were recognized in profit or loss in the 2017 financial year as these investments are currently held at cost.

        Investment in debt instruments held by the Corporation (i.e., bonds) that are currently classified as available-for-sale will satisfy the conditions for classification as at fair value through other comprehensive income and hence there will be no change to the accounting for these assets. Related fair value gains of $nil will be transferred from the available-for-sale financial assets reserve to the financial assets at fair value through other comprehensive income reserve on January 1, 2018.

        The other financial assets held by the Corporation include debt instruments currently measured at amortized cost which continue to meet the conditions for classification at amortized cost under IFRS 9. Accordingly, the Corporation does not expect the new guidance to affect the classification and measurement of these financial assets.

        The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income, contract assets under IFRS 15, Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. Based on the assessments undertaken to date, the Corporation does not expect a material increase in the loss allowance against these assets.

        The impact of historic modifications arising on the Corporation's existing long-term debt are required to be recognized on transition to the new standard. This will result in an adjustment to the carrying amount of long-term debt and a corresponding adjustment in the opening balance of retained earnings on January 1, 2018. The de-recognition rules remain unchanged from IAS 39 Financial Instruments: Recognition and Measurement.

        As permitted by IFRS 9, the Corporation intends to elect to continue to apply the hedge accounting requirements of IAS 39 to all of its hedging relationships, rather than apply the new requirements of IFRS 9 upon adoption of the new standard on January 1, 2018.

        The new standard also introduces requirements for expanded disclosure and changes in presentation. These requirements are expected to change the nature and extent of the Corporation's disclosures about its financial instruments, particularly in the year of adoption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

        The Corporation will apply the new rules retrospectively from January 1, 2018, with the practical expedients permitted under the standard. Comparative information for 2017 will not be restated.

IFRS 15, Revenues from Contracts with Customers

        The Financial Accounting Standards Board and IASB issued converged standards in respect of revenue recognition. IFRS 15 affects any entity entering into contracts with customers, unless those contracts fall within the scope of other standards such as insurance contracts, financial instruments or lease contracts. IFRS 15 supersedes the revenue recognition requirements in IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, and the majority of other industry-specific guidance.

        The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue, i.e., at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount or timing of revenue recognized.

        The Corporation has completed its analysis and expects the following impact on its consolidated financial statements and disclosures as a result of the adoption of the new standard on January 1, 2018:

        The timing and amount of revenue recognized is not expected to be materially affected as a result of adoption, but the Corporation does expect an impact on presentation and disclosure due to the requirement to present revenue from contracts with customers separately from other sources of income.

        The Corporation does not believe contract assets and liabilities as of January 1, 2018 will be material such that they require separate disclosure in the consolidated statement of financial position or in the notes to the consolidated financial statements.

        The new standard will be applied using the modified retrospective approach, whereby the cumulative impact of adoption will be recognized in retained earnings as of January 1, 2018 and comparative information for 2017 will not be restated. The Corporation does not believe this approach will result in an adjustment to the opening balance of retained earnings on adoption.

IFRS 16, Leases

        The IASB recently issued IFRS 16 to replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

        This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

        The Corporation intends to adopt IFRS 16 from its effective date of January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. CHANGE IN ACCOUNTING ESTIMATE

        During the year ended December 31, 2016, the Corporation determined that it was necessary to accelerate the amortization of the Full Tilt software no longer used as a result of the previously announced migration of the Full Tilt brand and players to the PokerStars platform reducing the remaining life from 39 to 24 months. Although the software will no longer be used, the Corporation determined that there is value in preventing its use by others. This change in accounting estimate results in an increase in amortization of intangibles expense from approximately $11.28 million to approximately $18.10 million annually from May 2016 through April 2018.

        In connection with the Innova Offering (as defined below in note 12) the Corporation entered into an EBITDA support agreement with Innova Gaming Group Inc. (TSX: IGG) ("Innova") pursuant to which the Corporation agreed to pay Innova each year until June 30, 2020 a maximum of CDN$2 million per year based on any applicable EBITDA shortfall recognized by Innova in each such year. During the year ended December 31, 2016, Innova informed the Corporation that its EBITDA expectations would result in a shortfall in each of the remaining four years and as a result, the Corporation recorded a provision of $5.33 million, representing the present value of the expected remaining EBITDA support payments. For information regarding the disposition of the Corporation's ownership in Innova and the corresponding reclassification, see notes 12 and 17.

5. SEGMENTAL INFORMATION

        For the years ended December 31, 2017 and 2016, the Corporation had one reportable segment, primarily related to online gaming, which for the purposes of the financial statements is further divided into the Poker and Casino & Sportsbook product lines. The Corporation's "Chief Operating Decision Makers" receive product revenue information throughout the year for the purposes of assessing their respective performance. Other gaming related sources of revenue are aggregated into "Other Gaming", while certain other nominal sources of revenue and corporate costs are included in "Corporate".

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. SEGMENTAL INFORMATION (Continued)

        Segmental net earnings for the year ended December 31, 2017:

	Year Ended December 31, 2017
	Poker $000's	Casino & Sportsbook $000's	Other Gaming $000's	Total Gaming $000's	Corporate $000's	Total $000's
Revenue	877,296	384,012	50,322	1,311,630	685	1,312,315
Selling				(192,271)	(438)	(192,709)
General and administrative				(523,011)	(48,247)	(571,258)
Financial				(161,790)	(1,249)	(163,039)
Gaming duty				(130,771)	—	(130,771)
Gain from investments				29,919	4,605	34,524
Net loss from associates				(2,569)	—	(2,569)

Net earnings (loss) before income taxes				331,137	(44,644)	286,493
Income taxes				26,281	927	27,208

Net earnings (loss)				304,856	(45,571)	259,285

Other segmental information
Depreciation & amortization				147,027	159	147,186
Bad debt				7,171	—	7,171
Total Assets				5,398,310	16,816	5,415,126
Total Liabilities				3,089,732	21,963	3,111,695

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. SEGMENTAL INFORMATION (Continued)

        Segmental net earnings for the year ended December 31, 2016:

	Year ended December 31, 2016 (As reclassified *)
	Poker $000's	Casino & Sportsbook $000's	Other Gaming $000's	Total Gaming $000's	Corporate $000's	Total $000's
Revenue	846,059	264,114	44,966	1,155,139	108	1,155,247
Selling				(162,642)	(143)	(162,785)
General and administrative				(514,105)	(71,018)	(585,123)
Financial				(142,563)	4,264	(138,299)
Gaming duty				(113,102)	—	(113,102)
Acquisition-related costs				(199)	—	(199)
Gain (loss) from investments				879	(20,157)	(19,278)
Net earnings from associates				—	623	623
Gain on settlement of deferred consideration				2,466	—	2,466

Net earnings (loss) before income taxes				225,873	(86,323)	139,550
Income taxes				4,027	(27)	4,000

Net earnings (loss)				221,846	(86,296)	135,550

Other segmental information
Depreciation & amortization				139,301	582	139,883
Bad debt				4,142	1,938	6,080
Total Assets				5,412,449	50,026	5,462,475
Total Liabilities				3,230,806	29,941	3,260,747

(*)
The Corporation reclassified interest revenue previously included within "Revenue", to "Gain (loss) from investments" totaling $0.65 million for the year ended December 31, 2016. The Corporation has determined that the impact of these corrections is immaterial.

        The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its products and services. The following tables set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the year ended December 31, 2017 or

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. SEGMENTAL INFORMATION (Continued)

2016, or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise:

	Year Ended December 31, 2017
	Poker $000's	Casino & Sportsbook $000's	Other Gaming $000's	Total Gaming $000's	Corporate $000's	Total $000's
Geographic Area
Isle of Man	349,375	29,338	1	378,714	—	378,714
Malta	210,742	224,101	2	434,845	—	434,845
Italy	82,106	52,284	575	134,965	—	134,965
United Kingdom	56,155	15,140	258	71,553	—	71,553
Spain	47,912	34,842	669	83,423	—	83,423
France	50,214	10,410	508	61,132	—	61,132
Other licensed or approved jurisdictions	80,792	17,897	48,309	146,998	685	147,683

	877,296	384,012	50,322	1,311,630	685	1,312,315

	Year ended December 31, 2016 (As reclassified)
	Poker $000's	Casino & Sportsbook $000's	Other Gaming $000's	Total Gaming $000's	Corporate $000's	Total $000's
Geographic Area
Isle of Man	339,513	19,187	3	358,703	—	358,703
Malta	225,974	166,198	4	392,176	—	392,176
Italy	77,646	31,693	624	109,963	—	109,963
United Kingdom	56,837	13,439	387	70,663	—	70,663
Spain	42,326	24,370	653	67,349	—	67,349
France	51,989	2,356	573	54,918	—	54,918
Other licensed or approved jurisdictions	51,774	6,871	42,722	101,367	108	101,475

	846,059	264,114	44,966	1,155,139	108	1,155,247

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. SEGMENTAL INFORMATION (Continued)

        The distribution of some of the Corporation's non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at December 31,
	2017 $000's	2016 $000's
Geographic Area
Canada	53,394	39,993
Isle of Man	4,446,503	4,567,314
Malta	—	—
Italy	35	47
United Kingdom	6,511	6,380
France	—	—
Other licensed or approved jurisdictions	15,744	15,638

	4,522,187	4,629,372

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. EXPENSES CLASSIFIED BY NATURE

		Year Ended December 31,
	Note	2017 $000's	2016 $000's (As reclassified)
Financial
Interest and bank charges		160,201	167,945
Foreign exchange loss (gain)		2,838	(29,646)

		163,039	138,299
General and administrative
Processor costs		69,518	56,555
Office		81,174	73,713
Salaries and fringe benefits		170,422	182,080
Research and development salaries		25,180	27,661
Stock-based compensation	27	10,622	10,289
Depreciation of property and equipment	11	8,925	8,181
Amortization of deferred development costs	10	10,275	5,942
Amortization of intangible assets	10	127,986	125,760
Professional fees		66,185	71,008
(Reversal of) Impairment of assets held for sale, associates and intangible assets		(6,799)	16,931
Bad debt		7,171	6,080
Loss on disposal of assets		599	923

		571,258	585,123
Selling
Marketing		162,437	142,205
Royalties		30,272	20,580

		192,709	162,785

Gaming duty		130,771	113,102

Acquisition-related costs
Professional fees		—	199

		—	199

        The Corporation changed the presentation of certain items within its consolidated statements of earnings for the comparative period to conform to the current year's presentation. The Corporation reclassified $7.71 million travel and entertainment costs previously included within "Selling" expenses to "Office" expenses. The Corporation has determined that the impact of this correction is immaterial. The Corporation also segregated Selling expenses into "Marketing" and "Royalties" in order to provide a better understanding to the readers of the distribution of expenses within Selling expenses. None of these reclassifications had a net earnings impact on the consolidated statements of earnings.

        During the year ended December 31, 2017, the Corporation received $5.77 million in indemnification proceeds from the sellers of Stars Interactive Group for gaming duty, professional fees and taxes owed for periods prior to the Stars Interactive Group Acquisition. The amounts received from the sellers were classified as Gaming duty, Professional fees and Income taxes. In addition, the Corporation received a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. EXPENSES CLASSIFIED BY NATURE (Continued)

refund of $2.85 million in taxes and penalties from the Belgian tax authorities, and insurance indemnification proceeds of $2.91 million in respect of Autorité des marchés financiers (AMF) and other investigation professional fees. The amount received from the Belgian tax authorities was classified as Income taxes and the insurance indemnification was classified as Professional fees.

7. GAIN (LOSS) FROM INVESTMENTS

NYX Gaming Group Limited

        In connection with the Corporation's December 2014 sale of Ongame Network Ltd. to what was then known as NYX Gaming Group Limited ("NYX Gaming Group"), the Corporation and NYX Gaming Group entered into a strategic investment transaction pursuant to which the Corporation purchased from NYX Gaming Group CDN$9 million unsecured convertible debentures (initially CDN$10 million but the Corporation subsequently sold and assigned an aggregate of CDN$1 million to four individuals), which were later amended to, among other things, adjust the repayment terms such that they would be repayable solely in cash. The debenture was redeemed in full during the year ended December 31, 2017 (see note 13).

        In July 2015, the Corporation announced that it completed the sale of CryptoLogic Ltd. ("CryptoLogic") to NYX Gaming Group and Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) ("Chartwell") to NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the "NYX Sub") (together, the "Chartwell/Cryptologic Sale") for gross proceeds of approximately CDN$150 million, subject to adjustment, of which CDN$110 million was paid in cash and CDN$40 million was paid by the NYX Sub through the issuance of exchangeable preferred shares (the "NYX Sub Preferred Shares"). The Corporation used the majority of the cash net proceeds from the Chartwell/Cryptologic Sale for deleveraging, including the 2015 refinancing of the debt incurred as part of the financing for the Stars Interactive Group Acquisition.

        In November 2017, the Corporation completed the disposition of all its securities of NYX Gaming Group, including NYX Gaming Group ordinary shares, NYX Gaming Group ordinary share purchase warrants, and the NYX Sub Preferred Shares, representing approximately 13.7% of NYX Gaming Group's ordinary shares on a partially diluted basis, for net cash proceeds of $27.9 million and a gain of $14.0 million, when Scientific Games Corporation (NYSE: SGMS) acquired NYX Gaming Group.

Jackpotjoy plc

        In connection with the January 2017 London Stock Exchange ("LSE") listing of Jackpotjoy plc (LSE: JPJ) ("Jackpotjoy"), parent company of The Intertain Group Ltd. ("Intertain") and WagerLogic Malta Holdings Ltd. ("WagerLogic"), a former subsidiary of the Corporation which it sold in February 2014, and in exchange for its 4,920,000 Intertain common shares (which the Corporation acquired between 2014 and 2015, including through open market purchases, the exercise of common share purchase warrants and an exchange for shares it acquired from the purchaser of WagerLogic) and the conversion of certain CDN$3.85 million 5.0% Intertain convertible debentures, the Corporation, after exchanging certain exchangeable shares, received 5,561,666 Jackpotjoy ordinary shares. In December 2017, the Corporation completed the sale of its ordinary shares in Jackpotjoy, representing approximately 7.5% of Jackpotjoy's then issued and outstanding ordinary shares, for net cash proceeds of $59.8 million and a gain of $15.0 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. INCOME TAXES

        Details of income tax expense were as follows:

	Year Ended December 31,
	2017 $000's	2016 $000's
Current income tax expense	9,391	8,521
Current income tax expense (recovery)—prior year adjustment	21,923	(137)
Deferred income tax recovery relating to the origination and reversal of temporary differences	(3,568)	(4,386)
Deferred income tax (recovery) expense—prior year adjustment	(538)	2

Income tax expense	27,208	4,000

        The Corporation's applicable Canadian statutory tax rate is equal to the Federal and Provincial combined tax rate for the period applicable in the jurisdiction within Canada where the Corporation's head office is registered (i.e., Ontario, previously Quebec). Income taxes reported differ from the amount computed by applying the statutory rates to earnings before income taxes. The reconciliation is as follows:

	Year Ended December 31,
	2017 $000's	2016 $000's
Net earnings before income taxes	286,493	139,550
Canadian statutory tax rate	26.7%	26.9%

Statutory income taxes	76,494	37,539
Non-taxable income	(143)	(99)
Non-deductible expenses	3,590	4,710
Differences in effective income tax rates in foreign jurisdictions	(117,153)	(102,206)
Deferred tax assets not recognized	43,035	64,191
Adjustment in respect of prior years	21,385	(135)

Income tax expense	27,208	4,000

        The Corporation operates in and earns revenues from many jurisdictions and is therefore subject to a variety of taxes, duties and levies including, without limitation, gaming duties, value added taxes ("VAT"), corporate income taxes, employment related taxes, withholding taxes and business rate taxes. As a result, the Corporation pays significant levels of tax globally with its total tax contribution for the year ended December 31, 2017 being in excess of $190 million (December 31, 2016—in excess of $160 million).

        The Corporation's effective income tax rate for the year ended December 31, 2017, excluding prior year adjustments, was 2.03% (December 31, 2016—2.96%), significantly lower than the main Canadian corporate income tax rate. The main driver of this is that the Corporation primarily operates from the Isle of Man and Malta, which are jurisdictions with low corporate income tax rates.

        During the year ended December 31, 2017, the Corporation received notification of a proposed tax assessment from the Canadian tax authorities relating to transfer pricing. The proposed assessment covers periods prior to the Stars Interactive Group Acquisition covering the 2003 to 2007 tax years. For the year ended December 31, 2017 the Corporation has recorded a tax provision based on the proposed assessment for both Federal and Provincial tax of $26.5 million including interest. The Corporation received the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. INCOME TAXES (Continued)

Federal tax assessment after the balance sheet date, but has not yet received a Provincial tax assessment. The Corporation intends to vigorously defend its position against the assessment and any future related assessments.
Deferred Tax

Recognized deferred tax assets and liabilities

        Significant components of the Corporation's deferred income tax balance at December 31, 2017 and 2016 were as follows:

	Property & Equipment $000's	Transaction Costs $000's	Intangibles $000's	Tax Losses $000's	Other $000's	Total $000's
At January 1, 2016	38	4,284	(19,112)	301	(5,987)	(20,476)

(Charged) / credited to net earnings	(10)	—	1,808	(174)	2,760	4,384
Reclassification	—	(4,284)	—	—	4,284	—
(Charged) / credited to other comprehensive income	(3)	—	—	12	(81)	(72)
Impairment	—	—	4	—	—	4

At December 31, 2016	25	—	(17,300)	139	976	(16,160)

Credited to net earnings	131	—	426	170	3,379	4,106
Reclassification	—	—	—	—	—	—
Credited to other comprehensive income	—	—	14	—	146	160
Charge direct to equity—share-based payment transactions	—	—	—	—	359	359
Acquisition of subsidiary	—	—	(72)	—	—	(72)
Foreign exchange on translation	—	—	253	(1)	(14)	238

At December 31, 2017	156	—	(16,679)	308	4,846	(11,369)

Unrecognized deferred tax assets

        Deferred tax assets have not been recognized in respect of the items shown below. The amounts shown are the gross temporary differences and to calculate the potential deferred asset it is necessary to multiply the amounts by the tax rates in each case.

	As at December 31,
	2017 $000's	2016 $000's
Tax losses	1,293,846	687,620
Other temporary differences	19,567	34,150

Total deferred tax asset unrecognized	1,313,413	721,770

        Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available in these jurisdictions against which the Corporation can utilize the benefit from them.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. INCOME TAXES (Continued)

        Included in tax losses not recognized as at December 31, 2017 are Canadian non-capital tax losses of $100.22 million (December 31, 2016—$77.56 million) that may be applied against earnings for up to 20 years from the end of the year the losses were generated. Tax losses also include foreign subsidiary non-capital losses of $1,193.62 million (December 31, 2016—$610.06 million) that may be applied against future years. The majority of those losses ($1,170.09 million; December 31, 2016—$582.64 million) can be carried forward for up to 9 years from the end of the year the tax losses were generated.

        No deferred tax liability has been recognized for unremitted earnings totaling $1,127.1 million (December 31, 2016—$695.9 million), as the Corporation controls the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

9. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per Common Share for the following periods:

	Year Ended December 31,
	2017	2016
Numerator
Numerator for basic and diluted earnings per Common Share—net earnings	$259,231,000	$136,144,000

Denominator
Denominator for basic earnings per Common Share—weighted average number of Common Shares	146,818,764	141,463,244

Effect of dilutive securities
Stock options	558,996	1,585,173
Performance share units	18,748	—
Restricted share units	17,076	—
Warrants	717,792	—
Convertible Preferred Shares	55,576,213	52,384,503

Effect of dilutive securities	56,888,825	53,969,676

Dilutive potential for diluted earnings per Common Share	203,707,589	195,432,920

Basic earnings per Common Share	$1.77	$0.96
Diluted earnings per Common Share	$1.27	$0.70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. GOODWILL AND INTANGIBLE ASSETS

        For the year ended December 31, 2017:

	Software Technology Acquired through Business Combinations $000's	Other Software Technology $000's	Customer Relationships $000's	Brands $000's	Deferred Development Costs $000's	Goodwill $000's	Total $000's
Cost
Balance—January 1, 2017	116,079	15,673	1,423,719	485,253	48,808	2,810,681	4,900,213
Additions	—	1,893	—	—	23,212	—	25,105
Additions through business combination	1,413	—	—	—	—	—	1,413
Reclassification	—	—	—	—	(201)	—	(201)
Translation	—	1,146	—	—	—	—	1,146

Balance—December 31, 2017	117,492	18,712	1,423,719	485,253	71,819	2,810,681	4,927,676

Accumulated amortization and impairments
Balance—January 1, 2017	61,163	5,798	229,377	—	9,832	5,471	311,641
Amortization	29,909	3,162	94,915	—	10,275	—	138,261
Translation	—	424	—	—	—	—	424

Balance—December 31, 2017	91,072	9,384	324,292	—	20,107	5,471	450,326

Net carrying amount
At January 1, 2017	54,916	9,875	1,194,342	485,253	38,976	2,805,210	4,588,572
At December 31, 2017	26,420	9,328	1,099,427	485,253	51,712	2,805,210	4,477,350

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. GOODWILL AND INTANGIBLE ASSETS (Continued)

        For the year ended December 31, 2016:

	Software Technology Acquired through Business Combinations $000's	Other Software Technology $000's	Customer Relationships $000's	Brands $000's	Deferred Development Costs $000's	Goodwill $000's	Total $000's
Cost
Balance—January 1, 2016	115,283	19,992	1,423,719	485,253	30,309	2,810,470	4,885,026
Additions	—	7,669	—	—	20,961	—	28,630
Additions through business combination	824	—	—	—	—	200	1,024
Disposals	—	(11,646)	—	—	(1,784)	—	(13,430)
Reclassification	—	—	—	—	(678)	—	(678)
Translation	(28)	(342)	—	—	—	11	(359)

Balance—December 31, 2016	116,079	15,673	1,423,719	485,253	48,808	2,810,681	4,900,213

Accumulated amortization and impairments
Balance—January 1, 2016	32,122	13,966	134,462	—	3,122	—	183,672
Amortization	27,478	3,367	94,915	—	5,942	—	131,702
Disposals	—	(11,634)	—	—	(1,784)	—	(13,418)
Impairment	1,563	155	—	—	2,552	5,471	9,741
Translation	—	(56)	—	—	—	—	(56)

Balance—December 31, 2016	61,163	5,798	229,377	—	9,832	5,471	311,641

Net carrying amount
At January 1, 2016	83,161	6,026	1,289,257	485,253	27,187	2,810,470	4,701,354
At December 31, 2016	54,916	9,875	1,194,342	485,253	38,976	2,805,210	4,588,572

        The Corporation recognized impairment losses (classified in general and administrative expenses) related to goodwill and software technology acquired through business combinations of $7.19 million during the year ended December 31, 2016. The Corporation recognized impairment losses of $2.55 million during the year ended December 31, 2016 related to deferred development costs. The primary factors leading to the recognition of the impairment losses in 2016 were as follows:

  •
  $4.7 million of goodwill and $1.0 million in software technology acquired through business combinations that was recognized on the acquisition of a subsidiary was derecognized due to the lack of positive revenue and cashflow forecasts in the subsidiary.

  •
  The Corporation determined that a capitalized research and development cost which had not met certain identifiable criteria was to be terminated during the development stage. As a result, the Corporation recognized an impairment loss of $2.55 million in 2016 in deferred development costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. GOODWILL AND INTANGIBLE ASSETS (Continued)

Impairment Testing

        The Corporation performed an annual impairment test for its gaming operations in connection with the preparation of its financial statements for the year ended December 31, 2017. The Corporation identified the gaming operations as a single CGU for impairment testing purposes.

        The recoverable amount of the CGU is determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rate, growth rate, cash flows and Adjusted EBITDA forecasts. Adjusted EBITDA is defined by the Corporation as net earnings (loss) before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items. These assumptions have been revised in the year ended December 31, 2017. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU.

        The Corporation prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three to five years and extrapolates cash flows based on an estimated growth rate of 1.9% and a discount rate of 9.7% (December 31, 2016—1.9% and 11.7%, respectively). The estimated growth rate is based on the inflation rates of many of the European markets in which the Corporation is operating.

        The Corporation believes that any reasonable change to these principal assumptions is unlikely to cause the CGU's carrying value to exceed its recoverable amount. This fair value measurement is a level 3 measurement in the fair value hierarchy.

Goodwill

        Based on the goodwill impairment test performed, the recoverable amount of the CGU was in excess of its carrying amount and accordingly, there is no impairment of the carrying value of the goodwill.

Brand

        Based on the indefinite life intangible asset impairment test performed, the fair value of the asset was in excess of its carrying amount and accordingly, there is no impairment of the carrying value of the intangible asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. PROPERTY AND EQUIPMENT

        For the year ended December 31, 2017:

	Revenue- Producing Assets $000's	Furniture and Fixtures $000's	Computer Equipment $000's	Building $000's	Total $000's
Cost
Balance—January 1, 2017	84	9,356	18,627	21,605	49,672
Additions	—	2,724	8,273	—	10,997
Disposals	(84)	(571)	(1,251)	—	(1,906)
Translation	—	988	506	2,323	3,817

Balance—December 31, 2017	—	12,497	26,155	23,928	62,580

Accumulated depreciation
Balance—January 1, 2017	24	2,017	5,239	1,592	8,872
Depreciation	—	3,198	4,764	963	8,925
Disposals	(24)	(301)	(860)	—	(1,185)
Translation	—	410	259	462	1,131

Balance—December 31, 2017	—	5,324	9,402	3,017	17,743

Net carrying amount
At January 1, 2017	60	7,339	13,388	20,013	40,800
At December 31 2017	—	7,173	16,753	20,911	44,837

        For the year ended December 31, 2016:

	Revenue- Producing Assets $000's	Furniture and Fixtures $000's	Computer Equipment $000's	Building $000's	Total $000's
Cost
Balance—January 1, 2016	117	11,099	14,589	26,351	52,156
Additions	3	1,536	5,267	—	6,806
Disposals	(40)	(2,762)	(965)	—	(3,767)
Translation	4	(517)	(264)	(4,746)	(5,523)

Balance—December 31, 2016	84	9,356	18,627	21,605	49,672

Accumulated depreciation
Balance—January 1, 2016	29	1,536	2,143	1,356	5,064
Depreciation	16	3,023	4,144	998	8,181
Disposals	(22)	(1,971)	(742)	—	(2,735)
Translation	1	(571)	(306)	(762)	(1,638)

Balance—December 31, 2016	24	2,017	5,239	1,592	8,872

Net carrying amount
At January 1, 2016	88	9,563	12,446	24,995	47,092
At December 31 2016	60	7,339	13,388	20,013	40,800

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. INVESTMENTS IN ASSOCIATES

        In May 2015, the Corporation completed the spin-off of Diamond Game Enterprises, which it had purchased in February 2014 for approximately $25 million, through the initial public offering (the "Innova Offering") of common shares of what was then known as Innova. The Innova Offering resulted in the Corporation receiving aggregate net proceeds of approximately CDN$34.1 million and maintaining ownership of approximately 40% of the issued and outstanding common shares of Innova.

        During the year ended December 31, 2016, the Corporation recognized an impairment loss (classified in general and administrative expenses) of $4.21 million as a result of the significant and prolonged decline in the fair market value of the Innova common shares before the shares were reclassified. On October 28, 2016, the Corporation decided to pursue a potential disposition of its ownership in Innova. The investment was therefore reclassified to assets held for sale as of that date (see note 17).

        During the year ended December 31, 2017, the Corporation acquired a 21.13% ownership interest in the fully diluted share capital of Mediarex Enterprises Limited ("Mediarex"). The Corporation recognized an impairment loss of $2.57million in respect of the Mediarex investment as a result of a significant decline in earnings and expected cash flows. The following table shows a reconciliation from the opening balance to the closing balance for investment in associates:

	Note	$000's
Balance—January 1, 2016		10,734
Income included in net earnings from associates		623
Reclassified to long-term investments		(501)
Impairment loss included in general and administrative expenses	6	(4,206)
Translation		487
Reclassified to assets held for sale	17	(7,137)

Balance—December 31, 2016		—

Acquired during the year		2,569
Impairment loss included in net loss from associates		(2,569)

Balance—December 31, 2017		—

        All associates are accounted for using the equity method in these consolidated financial statements as described in note 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. INVESTMENTS

        The Corporation held the following investments:

	As at December 31,
	2017 $000's	2016 $000's
	Carrying value & fair value	Carrying value & fair value
Funds—Available-for-sale	7,045	65,427
Bonds—Available-for-sale	115,343	91,696
Debentures—Fair value through profit/loss(1)	—	7,556
Equity in quoted companies—Available-for-sale	280	123,808
Equity in private companies—Available-for-sale	6,981	6,921

Total investments	129,649	295,408

Current portion	122,668	288,487

Non-current portion	6,981	6,921

(1)
A financial asset is designated as fair value through profit or loss on initial recognition if it is part of a contract containing one or more embedded derivatives and the entire contract is designated as such.

        Investments relate primarily to customer deposits held in accounts segregated from investments held for operational purposes. As of December 31, 2017, Customer deposits were covered by $122.7 million in investments and $227.1 million in cash.

        During the year ended December 31, 2017, a wholly owned subsidiary of the Corporation entered into a support agreement (the "Support Agreement") with Scientific Games relating to the proposed acquisition by Scientific Games of all outstanding ordinary shares of NYX Gaming Group. After entering into the Support Agreement, the Corporation completed the disposition of all its NYX Gaming Group investments to Scientific Games (note 7). The gains are presented in income from investments in the consolidated statements of earnings.

        The Corporation also completed the sale of its investments in Jackpotjoy during the year ended December 31, 2017, (note 7). The gains are presented in income from investments in the consolidated statements of earnings.

        There were no impairments recognized on investments during the year ended December 31, 2017 (December 31, 2016: $3.19 million). See note 31 for details on credit risk.

        The following table provides information about the carrying value of bonds and debentures held by the Corporation that are due over the current and non-current terms:

	1 year or less $000's	1 to 5 years $000's	Greater than 5 years $000's
Bonds	38,014	72,645	4,684

Total	38,014	72,645	4,684

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. INVESTMENTS (Continued)

        For the year ended December 31, 2017, the Corporation recognized a gain from current investments as follows:

	Funds $000's	Bonds $000's	Debentures $000's	Equity in quoted companies $000's	Equity in private companies $000's	Total $000's
Investment income earned	473	2,647	253	1,182	186	4,741
Realized gains	3,657	2,330	—	35,096	—	41,083
Unrealized losses	(4,299)	(1,969)	—	(78)	—	(6,346)
Changes in fair value through profit/loss	—	—	—	—	13	13

Total	(169)	3,008	253	36,200	199	39,491

        Investment income from bonds and debentures includes interest income and premium and discount amortization. Income from funds and equity includes dividends and distributions from quoted companies.

Debentures—Fair value through profit or loss

        During the year ended December 31, 2014, the Corporation acquired then-convertible debentures for a total cost of CDN$9 million from NYX Gaming Group, which bear interest at 6.00% per annum (the Corporation originally acquired CDN$10 million of such debentures but subsequently sold and assigned CDN$1 million of the same soon thereafter). The debentures previously had a maturity date of November 17, 2016 and were convertible at the Corporation's option into fully paid common shares of NYX Gaming Group at any time prior to the maturity date at a conversion price of CDN$3.20 per common share. However, pursuant to an amendment to the debentures, the Corporation and NYX Gaming Group extended the maturity date of the debentures and agreed that they would be repaid solely in cash monthly payments of CDN$1 million beginning on May 17, 2017 until the balance due date of April 17, 2018, subject to certain automatic set-off rights against a supplier licensing agreement the Corporation had entered into with NYX Gaming Group (the "Licensing Agreement") (see note 24 where this commitment is presented as the minimum revenue guarantee related to the Chartwell/Cryptologic Sale). The debentures were fully repaid during the year ended December 31, 2017.

Debentures $000's
As at January 1, 2016	12,260
Realized gain on investment	1,035
Unrealized loss on investment	(909)
Converted to equity	(5,310)
Translation	480

As at December 31, 2016	7,556
Realized gain on investment	253
Redemption of debenture	(8,365)
Translation	556

As at December 31, 2017	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. INVESTMENTS (Continued)

Subsidiaries

        As at December 31, 2017, the Corporation had the following significant subsidiaries:

Name of principal subsidiary	Country of incorporation	Principal business	Percentage of ownership
Stars Group Holdings B.V.	Netherlands	Intermediate holding company and investment vehicle	100%
Stars Interactive Holdings (IOM) Limited	Isle of Man	Intermediate holding company	100%
Worldwide Independent Trust Limited	Isle of Man	Treasury	100%
REEL Italy Limited	Malta	Various	100%
Rational Entertainment Enterprises Limited	Isle of Man	Gaming services	100%
Naris Limited	Isle of Man	Treasury	100%
Stars Interactive Limited	Isle of Man	Intermediate holding company	100%
RG Cash Plus Limited	Isle of Man	Treasury	100%
Rational Gaming Europe Limited	Malta	Various	100%
REEL Spain Plc	Malta	Gaming services	100%

14. ACCOUNTS RECEIVABLE

        The Corporation's accounts receivable balances at December 31, 2017 and December 31, 2016 consist of the following;

	As at December 31,
	2017 $000's	2016 $000's
Balances held with processors	75,147	62,002
Balances due from live events	10,260	5,910
VAT receivable	6,684	6,292
Other receivables	8,318	7,353

Total accounts receivable balance	100,409	81,557

15. CASH AND CASH EQUIVALENTS, RESTRICTED CASH ADVANCES AND COLLATERAL

Cash and cash equivalents

        Cash and cash equivalents—operational includes an amount of $24.7 million held by a subsidiary of the Corporation that is subject to exchange controls in the country of operation. This balance is not available for general use by the Corporation or any of its other subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. CASH AND CASH EQUIVALENTS, RESTRICTED CASH ADVANCES AND COLLATERAL (Continued)

Restricted cash advances and collateral

        Restricted cash held by the Corporation consists of the following components:

	As at December 31,
	2017 $000's	2016 $000's
Guarantees in connection with licenses held	4,333	5,728
Funds in connection with hedging contracts	5,113	2,879
Segregated funds in respect of payment processors	2,749	2,625
Guarantee in connection with acquisition of a subsidiary	1,201	—
Cash portion of Kentucky Bond Collateral*	40,000	40,000
Other	300	263

Restricted cash advances and collateral—total	53,696	51,495

Restricted cash advances and collateral—current portion	7,862	5,767

Restricted cash advances and collateral—non-current portion	45,834	45,728

*
During the year ended December 31, 2016, $40 million of restricted cash was collateralized as part of the Kentucky Bond Collateral (as defined in note 18 below) and currently appears in Cash portion of the Kentucky Bond Collateral. The Kentucky Bond Collateral will be held until there is legal evidence conclusively showing final discharge or release from the bond, a final appellate ruling reversing the applicable judgment or court order releasing the bond.

16. PREPAID EXPENSES AND DEPOSITS

	As at December 31,
	2017 $000's	2016 $000's
Prepaid royalties	5,704	6,184
Prepaid expenses	22,281	14,888
Vendor deposits	1,408	1,495

Total current portion of prepaid expenses and deposits	29,393	22,567

Prepaid royalties	16,444	20,698
Vendor deposits	70	100

Total non-current portion of prepaid expenses and deposits	16,514	20,798

        Prepaid royalties include prepaid revenue share paid to business partners. Prepaid expenses are included within selling and general and administrative expenses.

17. ASSETS HELD FOR SALE

        In connection with the Corporation's ownership of approximately 40% of the issued and outstanding common shares of Innova, senior management committed to a plan to dispose of its ownership in Innova

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. ASSETS HELD FOR SALE (Continued)

and classified the investment as assets held for sale during the three months ended December 31, 2016 (see note 12). During the year ended December 31, 2017, the Corporation completed the disposition of all of its ownership of the issued and outstanding common shares in Innova for an amount of CDN $20.5 million (USD $16.1 million). Nil gain (loss) was recognized on sale.

18. CREDIT FACILITY

        The Corporation obtained a first lien revolving credit facility of $100 million on August 1, 2014 in connection with the Stars Interactive Group Acquisition (the "Credit Facility"). Maturing on August 1, 2019, the Credit Facility can be used to fund working capital needs and for general corporate purposes. The interest rate under the Credit Facility is, at the Corporation's option, either LIBOR plus 4.00% or ABR plus 3.00%. The applicable commitment fee on the Credit Facility is based on a first lien leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%. Borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default or an event of default and compliance with certain representations and warranties.

        As at December 31, 2017 and December 31, 2016 there were no amounts outstanding under the Credit Facility. However, in connection with the Kentucky Proceeding (as defined in note 30 below) on February 22, 2016, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. The posting of the bond required the delivery of cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million (collectively, the "Kentucky Bond Collateral"), thereby reducing the availability under the Credit Facility to $70 million as of the date hereof.

19. LONG-TERM DEBT

        The following is a summary of long-term debt outstanding at December 31, 2017, 2016 and 2015 (all capitalized terms used in the table below relating to such long-term debt are defined below in this note):

	Interest rate	December 31, 2017, Principal outstanding balance in local denominated currency 000's	December 31, 2017 Carrying amount $000's	December 31, 2016, Principal outstanding balance in local denominated currency 000's	December 31, 2016 Carrying amount $000's	December 31, 2015, Principal outstanding balance in local denominated currency 000's	December 31, 2015 Carrying amount $000's
USD First Lien Term Loan	4.83%	1,895,654	1,848,397	2,021,097	1,965,928	2,041,616	1,978,763
EUR First Lien Term Loan	3.75%	382,222	453,540	286,143	296,198	289,048	307,584
USD Second Lien Term Loan	8.33%	95,000	56,632	210,000	166,453	210,000	161,524
CDN 2013 Debentures	7.50%	—	—	—	—	30,000	21,556

Total long-term debt			2,358,569		2,428,579		2,469,427

Current portion			4,990		47,750		32,889

Non-current portion			2,353,579		2,380,829		2,436,538

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. LONG-TERM DEBT (Continued)

        During the year ended December 31, 2017, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.54%	76,851	11,817	88,668
EUR First Lien Term Loan	4.37%	16,824	1,271	18,095
USD Second Lien Term Loan	16.05%	14,340	5,179	19,519

Total		108,015	18,267	126,282

        During the year ended December 31, 2016, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	95,356	7,721	103,077
EUR First Lien Term Loan	5.68%	16,950	1,241	18,191
USD Second Lien Term Loan	13.26%	17,082	4,929	22,011
CDN 2013 Debentures	7.50%	—	125	125

Total		129,388	14,016	143,404

        The Corporation's debt balance for the year ended December 31, 2017 was as follows:

	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,965,928	(125,442)	(3,906)	11,817	—	1,848,397	7,042	1,841,355
EUR First Lien Term Loan	296,198	100,529	(829)	1,271	56,371	453,540	3,299	450,241
USD Second Lien Term Loan	166,453	(115,000)	—	5,179	—	56,632	(5,351)	61,983

Total	2,428,579	(139,913)	(4,735)	18,267	56,371	2,358,569	4,990	2,353,579

        The Corporation's debt balance for the year ended December 31, 2016 was as follows:

	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,978,763	(20,587)	—	7,752	—	1,965,928	45,848	1,920,080
EUR First Lien Term Loan	307,584	(3,204)	—	1,241	(9,423)	296,198	7,512	288,686
USD Second Lien Term Loan	161,524	—	—	4,929	—	166,453	(5,610)	172,063
CDN 2013 Debentures	21,556	(22,561)	—	—	1,005	—	—	—

Total	2,469,427	(46,352)	—	13,922	(8,418)	2,428,579	47,750	2,380,829

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. LONG-TERM DEBT (Continued)

        The principal repayments of the Corporation's currently outstanding long-term debt over the next five years, as adjusted for revised estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans, amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years $000's
USD First Lien Term Loan	19,443	19,443	19,443	1,837,326	—
EUR First Lien Term Loan	4,709	4,709	4,709	444,960	—
USD Second Lien Term Loan	—	—	—	—	95,000

Total	24,152	24,152	24,152	2,282,286	95,000

(a)   First and Second Lien Term Loans

        On August 1, 2014, the Corporation completed the Stars Interactive Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Giving effect to a previously disclosed refinancing in August 2015 (the "Refinancing"), and the Repricing (as defined below), as at December 31, 2017, the first lien term loans consisted of a $1.85 billion first lien term loan priced at LIBOR plus 3.50% (the "USD First Lien Term Loan") and a €378 million seven-year first lien term loan priced at EURIBOR plus 3.75% (the "EUR First Lien Term Loan" and, together with the USD First Lien Term Loan, the "First Lien Term Loans"), with 1.00% LIBOR and 0% EURIBOR floors respectively, and each repayable on August 22, 2021. Also without giving effect to the Refinancing, Repricing and Prepayments (as defined below), as at December 31, 2017, the second lien term loan consisted of a $95 million loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the "USD Second Lien Term Loan").

        On March 3, 2017, the Corporation completed the repricing and retranching of the First Lien Term Loans and amended the applicable credit agreement (collectively, the "Repricing"). The Repricing included reducing the applicable interest rate margin on the First Lien Term Loans by 0.5% to LIBOR plus 3.5% with a LIBOR floor of 1% to EURIBOR plus 3.75% with a 0% EURIBOR floor, respectively, and retranching such loans by raising €100 million of incremental debt on the EUR First Lien Term Loan and using the proceeds to reduce the USD First Lien Term Loan by $106 million. The Corporation and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the Repricing and waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively.

        The Repricing has been accounted for as a debt modification as the terms of the amended credit agreement were not considered to be substantially different than the previous terms and as a result there was no significant impact on the carrying amount.

        On August 8, 2017, and September 20, 2017, the Corporation made principal prepayments without penalty (the "Prepayments") of $40 million and $75 million, respectively, under the USD Second Lien Term Loan using cash on its balance sheet, cash flow from operations, or a combination thereof.

First Lien Term Loans

        Except as set forth above, the Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA of Stars Group Holdings B.V. on a consolidated basis for such excess cash flow period (i.e., each

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. LONG-TERM DEBT (Continued)

fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

        The percentage allocated to the principal repayment can fluctuate based on the following:

  •
  If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

  •
  If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

        The agreement for the First Lien Term Loans restricts Stars Group Holdings B.V. and its subsidiaries from, among other things, incurring additional debt or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

Second Lien Term Loan

        Giving effect to the Refinancing and Prepayments, the principal balance of the USD Second Lien Term Loan decreased during the year, with $95 million outstanding at December 31, 2017. The applicable and effective interest rates are noted in the tables above.

(b)   2013 Debentures

        On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million. Each unit consisted of certain non-convertible subordinated debentures (the "CDN 2013 Debentures") and non-transferable Common Share purchase warrants. The CDN 2013 Debentures matured on January 31, 2016 and CDN $30 million was repaid on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016. As of such date, the Corporation had no further obligations under or with respect to the same.

20. CAPITAL MANAGEMENT

        The Corporation's objective in managing capital is to ensure a sufficient liquidity position to manage its business and growth objectives while maximizing return to shareholders through the optimization of debt and equity. On an ongoing basis, liquidity is necessary to finance its marketing activities, research and development activities, general and administrative expenses, working capital and overall capital expenditures.

        The Corporation has historically financed its liquidity needs, primarily through borrowings, hybrid instruments and issuance of capital stock. Since the Stars Interactive Group Acquisition, the Corporation has met all its current liquidity requirements from the cash flow generated from operations.

        The capital structure of the Corporation and its subsidiaries consists of net debt, which includes long-term debt, and is offset by cash balances, and total equity attributable to shareholders. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. CAPITAL MANAGEMENT (Continued)

Corporation's capital management objectives are to optimize its capital structure with a view to both deleverage existing operations and minimize dilution by focusing on, among other things, improving profitability, repaying debt and undertaking stock buy-back programs.

        For additional information regarding the Corporation's liquidity risk, see note 31.

21. DERIVATIVES

        The Corporation is exposed to interest rate and currency risk. The Corporation uses derivative financial instruments for risk management purposes and anticipates that such instruments will mitigate interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.

Cash flow hedge accounting

        On March 2, 2015, a subsidiary of the Corporation entered into cross-currency interest rate swap agreements (the "March 2015 Swap Agreements"). A USD notional amount of $1.74 billion was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange risk of the USD First Lien Term Loan bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%). The March 2015 Swap Agreements, which mature in August 2019, fixed the Euro to USD exchange rate at 1.1102 and fixed the Euro interest payments at an average rate of 4.6016%.

        In connection with the Refinancing (see note 19), a subsidiary of the Corporation entered into two additional cross-currency interest rate swap agreements to hedge the interest rate and foreign exchange risk, effective August 12, 2015, for a USD notional amount of $325 million (the "August 2015 Swap Agreements" and together with the March 2015 Swap Agreements, the "Swap Agreements" or "CCIRS"). A portion of the August 2015 Swap Agreements (USD notional amount of $302 million) was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange risk of the USD First Lien Term Loan bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%). The August 2015 Swap Agreements, which mature in August 2019, fixed the Euro to USD exchange rate of 1.094 and fixed the Euro interest payments at an average rate of 4.657%. During the year ended December 31, 2017, the Corporation unwound and settled a notional principal amount of $616.54 million of the CCIRS for a gain of $13.9 million.

        As part of the Repricing (see note 19), the Corporation reduced the applicable interest rate margin on the First Lien Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points. As a result, the Corporation de-designated and re-designated the applicable hedging instruments in new hedge accounting relationships. An amount of $17.53 million was recognized as Financial expenses during the year ended December 31, 2017 relating to the amortization of the Other comprehensive income balance brought forward from the previous hedge accounting relationship.

        During the year ended December 31, 2017, there was no ineffectiveness with respect to the cash flow hedge (December 31, 2016—ineffectiveness gain of $470,000) recognized in financial expenses. At the end of 2017, there were forward contracts to sell USD and purchase a notional amount of GBP67.5 million to hedge the Corporation's exposure to GBP expenses in 2018. These contracts have been designated as cashflow hedges. There were no equivalent contracts outstanding at the end of 2016.

        During the year ended December 31, 2017, $16.58 million (December 31, 2016—$7.75 million) was reclassified from "Reserves" to the consolidated statements of earnings as Financial expenses. The fair

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. DERIVATIVES (Continued)

value of the Swap Agreements in hedging relationships included in the derivative liabilities of the Corporation as at December 31, 2017 was $111.76 million (December 31, 2016—derivative asset of $52.04 million).

Net investment hedge accounting

        During the year ended December 31, 2017 and during a portion of the year ended December 31, 2016, the Corporation designated a portion of the USD First Lien Term Loan, its entire principal amount of the USD Second Lien Term Loan and its then-outstanding deferred consideration (i.e., the deferred purchase price for the Stars Interactive Group Acquisition) as a foreign exchange hedge of its net investment in its foreign operations. Accordingly, the portion of the losses arising from the translation of the USD-denominated liabilities (net of transaction costs) that was determined to be an effective hedge during the period was recognized in other comprehensive income under the heading foreign currency translation reserve, offsetting a portion of the losses arising from translation of the Corporation's net investment in its foreign operations.

        During the years ended December 31, 2017 and December 31, 2016, there was no ineffectiveness with respect to the net investment hedge.

        For the year ended December 31, 2017, the Corporation recorded an unrealized exchange loss on translation of $134.72 million (December 31, 2016—$48.29 million) in the "Cumulative translation adjustment" in reserves related to the translation of a portion of the USD First Lien Term Loan, USD Second Lien Term Loan and the deferred consideration.

Derivative instruments without hedge accounting

        At December 31, 2017, the Corporation had a series of forward foreign exchange contracts in place to protect against the translation of non-USD monetary balance sheet items. These contracts had a maturity date of January 31, 2018. As at December 31, 2016, the Corporation had a series of forward foreign exchange contracts to sell USD for Euros. These economic hedges are intended to mitigate the impact of the fluctuation of the USD to Euro exchange rates on foreign currency liabilities. The series of contracts were for the sale of $ 125.52 million for €114.34 million at a rate of $1.0978 to €1.0000 with a maturity date of March 31, 2017.

        For the year ended December 31, 2017, the Corporation recognized a loss of $7.11 million. For the year ended December 31, 2016, the Corporation recognized a realized loss in income on forward foreign exchange contracts of $1.47 million and an unrealized loss in income of $4.92 million.

Put liabilities

        In connection with the July 31, 2015 acquisition of Stars Fantasy Sports Subco, LLC ("Stars Fantasy"), which currently provides software development and related services and support to the Corporation's BetStars brand, the Corporation granted a put option to the sellers whereby such sellers had the right, but not the obligation, to sell to the Corporation all the equity interests then held by such sellers. During the year ended December 31, 2017, the Corporation acquired the remaining equity interests from the sellers for an amount of $5.95 million. At December 31, 2016 the derivative was recorded at the present value of $5.59 million. The put option was categorized as a Level 3 within the fair value hierarchy and used a 5.7% discount rate to determine its fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. DERIVATIVES (Continued)

        The following table summarizes the fair value of derivatives as at December 31, 2017 and 2016 and the change in fair value for the years ended December 31, 2017 and 2016:

Derivative Assets	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Currency options $000's	Total $000's
Opening balance, as at January 1, 2016	4,012	9,473	—	13,485
Unrealized (loss) gain in fair value	(4,012)	42,565	—	38,553

Total derivative asset as at December 31, 2016	—	52,038	—	52,038
Acquisition	—	—	906	906
Realized gain	—	—	(375)	(375)
Settlement	—	(13,904)	726	(13,178)
Unrealized gain (loss) in fair value	2,037	(38,134)	(1,257)	(37,354)

Total derivative asset as at December 31, 2017	2,037	—	—	2,037

Current portion	2,037	—	—	2,037

Non-current portion	—	—	—	—

Derivative Liabilities	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Put Liability $000's	Total $000's
Opening balance, as at January 1, 2016	2,184	16,538	6,102	24,824
Unrealized loss (gain) in fair value	3,106	(16,538)	(815)	(14,247)
Accretion	—	—	307	307
Translation	(368)	—	—	(368)

Total derivative liability as at December 31, 2016	4,922	—	5,594	10,516
Unrealized (gain) loss in fair value	(1,826)	110,855	—	109,029
Realized gain on settlement	(2,829)	—	—	(2,829)
Settlement	(177)	—	(5,594)	(5,771)
Translation	(90)	907	—	817

Total derivative liability as at December 31, 2017	—	111,762	—	111,762

Current portion	—	—	—	—

Non-current portion	—	111,762	—	111,762

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. COMMITMENTS

The Group as Lessee

        At December 31, 2017, the Corporation's future minimum lease payments under non-cancellable operating leases and other obligations aggregate to $61.6 million and are payable as follows:

	Within one year $000's	Later than one year but not later than 5 years $000's	More than 5 years $000's
Rent	9,400	28,323	23,828
Other	18	—	—

Total	9,418	28,323	23,828

The Group as Lessor

        At December 31, 2017, the Corporation's future minimum lease receipts under non-cancellable operating leases aggregate to $17.6 million and are receivable as follows;

	Within one year $000's	Later than one year but not later than 5 years $000's	More than 5 years $000's
Rent	1,964	7,855	7,806

Total	1,964	7,855	7,806

23. OTHER PAYABLES

        The Corporation's other payables at December 31, 2017 primarily comprise customer rewards and value-added tax ("VAT") as described below. The customer rewards relate to the Stars Rewards cross vertical loyalty program Stars Rewards include randomized rewards, such as "Stars Coins", which can be used to make a wide variety of purchases and entry into tournaments, in lieu of cash. The VAT payable primarily relates to a provision for VAT for prior periods which has arisen following recent engagement with the Swiss tax authority on the application of the law.

	As at December 31,
	2017 $000's	2016 $000's
Austria gaming duty	—	7,245
VAT payable	12,990	—
Customer rewards	29,508	40,396
Brokerage account payable	—	7,397
Bonuses payable to employees	195	1,550
Other payables	21	—

Total current portion of other payable	42,714	56,588

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. PROVISIONS

        The provisions in the consolidated statements of financial position include, among other items, the provision for jackpots, which are repayable in accordance with applicable terms and conditions, the provision for the then-outstanding deferred consideration primarily relating to the deferred payment for the Stars Interactive Group Acquisition and the minimum revenue guarantee or EBITDA support agreement, as applicable, in connection with the sale of WagerLogic, the Chartwell/Cryptologic Sale and the Innova Offering (see notes 4 and 12). The minimum revenue guarantee is a quarterly payment, which is not contingent on future events.

Deferred Consideration

        The purchase price for the Stars Interactive Group Acquisition included a deferred payment of $400 million payable on February 1, 2017. The fair value of the deferred payment as at December 31, 2016 of $195.51 million was recorded in Provisions. The fair value measurement at December 31, 2016 was calculated utilizing a discounted cash flow approach using a 6% discount rate and categorized as a Level 3 within the fair value hierarchy. A 1% change in the discount rate would have impacted the value by $9.4 million. The Corporation paid the remaining balance of the deferred consideration in full during the year ended December 31, 2017.

        The carrying amounts and the movements in the provisions during the year ended December 31, 2017 and 2016 are as follows:

	Player bonuses and jackpots $000's	Deferred consideration(*) $000's	Minimum revenue guarantee $000's	Other $000's	Total $000's
Balance at January 1, 2016	2,688	382,728	19,395	1,087	405,898
Adjustment to provision recognized	13,885	—	5,762	4,613	24,260
Payments	(15,013)	(200,000)	(8,998)	(5,700)	(229,711)
Accretion of discount	—	22,277	1,095	—	23,372
Gain on settlement of deferred consideration	—	(2,466)	—	—	(2,466)
Foreign exchange translation losses (gains)	11	(24)	382	—	369

Balance at December 31, 2016	1,571	202,515	17,636	—	221,722
Adjustment to provision recognized	48,146	(815)	(121)	—	47,210
Payments	(44,121)	(197,510)	(9,311)	—	(250,942)
Accretion of discount	—	2,048	839	—	2,887
Reclassification	(1,444)	—	—	—	(1,444)
Foreign exchange translation losses	113	62	1,075	—	1,250

Balance at December 31, 2017	4,265	6,300	10,118	—	20,683

Current portion at December 31, 2016	1,571	202,515	8,694	—	212,780
Non-current portion at December 31, 2016	—	—	8,942	—	8,942

Current portion at December 31, 2017	4,265	6,300	7,025	—	17,590
Non-current portion at December 31, 2017	—	—	3,093	—	3,093

(*)
Deferred consideration of $6.30 million as at December 31, 2017 was recognized on acquisition of Diamond Game and is contingent on future events.

        The payout of player bonuses and jackpots are dependent on when a player decides to cash out his or her winnings or deposits or when a player hits a jackpot.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25. CUSTOMER DEPOSITS

        The Corporation holds customer deposits, along with winnings and any bonuses in trust accounts from which money may not be removed if it would result in a shortfall of such deposits. These deposits are included in current assets in the consolidated statements of financial position under Cash—customer deposits and Current investments—customer deposits and includes cash and short term, highly liquid investments. Customer deposits are segregated as follows:

	As at December 31,
	2017 $000's	2016 $000's
Cash—customer deposits	227,098	138,225
Current investments—customer deposits	122,668	228,510

Total	349,766	366,735

Customer deposits liability	349,766	366,735

        Customer deposit liabilities relate to customer deposits which are held in multiple bank and investment accounts that are segregated from those holding operational funds.

26. SHARE CAPITAL

        The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares ("Preferred Shares"), with no par value, issuable in series. As at December 31, 2017, 147,947,874 shares were issued and fully paid (December 31, 2016—145,101,127).

	Common Shares Number	Preferred Shares Number	Common Shares $000's	Preferred Shares $000's
Opening balance, as at January 1, 2016	133,426,193	1,139,249	887,015	684,385
Exercise of stock options	408,359	—	1,215	—
Exercise of warrants	11,266,575	—	290,174	—

Ending balance, as at December 31, 2016	145,101,127	1,139,249	1,178,404	684,385
Exercise of stock options and other equity awards	2,923,184	—	21,923	—
Repurchase of Common Shares	(76,437)	—	(493)	—

Ending balance, as at December 31, 2017	147,947,874	1,139,249	1,199,834	684,385

        As at December 31, 2017, the Preferred Shares are convertible into 58,084,801 Common Shares (December 31, 2016—54,750,496). The Preferred Shares rank senior to the Common Shares with respect to amounts payable in the event of its liquidation, dissolution or winding-up. The Preferred Shares are not entitled to receive dividends and have no voting rights (or any related notice rights, including notice of shareholder meetings) except with respect to amendments to the terms of the Preferred Shares or as otherwise required under applicable laws. Each Preferred Share is convertible at the holder's option at any time in whole or in part, initially into 41.67 Common Shares (the "Conversion Ratio"), based on an initial conversion price of CDN $24.00 per Common Share (the "Initial Conversion Price"). The Conversion Ratio will be adjusted each February 1 and August 1 by multiplying the Conversion Ratio then in effect immediately prior to such adjustment by 1.03.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26. SHARE CAPITAL (Continued)

        The Corporation may give notice to holders of Preferred Shares to force conversion (in whole or in part under certain circumstances) if the following two conditions are satisfied: (i) the closing share price of the Common Shares has been in excess of 175% of the Initial Conversion Price on any 20 trading days within a 30 consecutive day period, and (ii) except in certain circumstances, the average daily volume on any 20 trading days within the 30 consecutive day period referred to above was at least 1.75 million Common Shares. Any mandatory conversion will also be subject to specified regulatory and consent conditions.

        The Preferred Shares also contain anti-dilution Conversion Ratio adjustments for certain dividends or distributions (cash, shares or otherwise), share splits, share combinations, below-market equity issuances, or rights, options or warrant issuances, tender offer or exchange offer payments, and reorganization events. In addition, upon a "fundamental change", additional Common Shares may be issuable to holders of Preferred Shares as a premium. Under the terms of the Preferred Shares, for so long as each of GSO Capital Partners LP ("GSO") and BlackRock Financial Management, Inc. ("BlackRock") holds 50% or more of the Preferred Shares issued to it on August 1, 2014, the Corporation undertakes:

  •
  not to incur indebtedness unless (i) the ratio of Consolidated Net Debt to LTM EBITDA (as each term is defined in the Corporation's current articles) would be 6.7 to 1 or less on a pro forma basis, or (ii) such indebtedness is Permitted Debt (as defined in the Corporation's current articles);

  •
  not to issue equity securities ranking equal or superior to the Preferred Shares;

  •
  not to make acquisitions that (i) individually exceed US$250.0 million, or (ii) since August 1, 2014, total US$500.0 million or more (subject to specified ordinary course of business and consent exceptions);

  •
  (i) not to require a mandatory conversion of Preferred Shares if such mandatory conversion would require a regulatory filing or waiver for any holder of Preferred Shares in excess of that required for an institutional investor waiver in the State of New Jersey, and (ii) to notify GSO and BlackRock in writing at least 60 days prior to any action that will require a regulatory filing or waiver for any holder of Preferred Shares in excess of that required for an institutional investor waiver in New Jersey;

  •
  to cooperate with holders of Preferred Shares in connection with anti-trust or competition filings relating to their investment in the Corporation and/or conversion of Preferred Shares;

  •
  to maintain the listing of the Common Shares on the Nasdaq; and

  •
  to comply with the Corporation's continuous disclosure requirements and provisions of the registration rights agreement to which it is a party.

        If the Corporation fails to comply with these undertakings, the Conversion Ratio may be increased between a range of 2% and 6% per annum, depending on which undertaking is breached, for each year in which the breach occurs.

        During the year ended December 31, 2017:

  •
  the Corporation issued nil Common Shares as a result of the exercise of warrants.

  •
  the Corporation issued 2,899,184 Common Shares for cash consideration of $16.63 million as a result of the exercise of stock options and other equity awards. The exercised stock options and other equity awards were initially valued at $5.26 million using the Black-Scholes valuation model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26. SHARE CAPITAL (Continued)

    Upon the exercise of stock options and other equity awards, the value originally allocated to the stock options and other equity awards in reserves was reallocated to the Common Shares so issued.

        During the year ended December 31, 2016:

  •
  the Corporation issued 11,266,575 Common Shares for cash consideration of $1.29 million as a result of the exercise of warrants. The exercised warrants were initially valued at $288.98 million using the Black-Scholes valuation model. Upon the exercise of the warrants, the value originally allocated to the warrants in reserves was reallocated to the Common Shares so issued.

  •
  the Corporation issued 408,359 Common Shares for cash consideration of $921,000 as a result of the exercise of stock options. The exercised stock options were valued at $294,000 using the Black-Scholes valuation model. Upon the exercise of the stock options, the value originally allocated to the stock options in reserves was reallocated to the Common Shares so issued.

  27. RESERVES

          The following table highlights the classes of reserves included in the Corporation's equity:

	Warrants $000's	Equity awards $000's	Treasury shares $000's	Cumulative translation adjustments $000's	Available-for- sale investments $000's	Derivatives $000's	Other $000's	Total $000's
Balance—January 1, 2016	303,620	21,147	(30,035)	54,202	(12,282)	(56,937)	1,249	280,964
Cumulative translation adjustments	—	—	—	22,969	—	—	—	22,969
Stock-based compensation	—	10,289	—	—	—	—	—	10,289
Exercise of warrants	(288,982)	—	—	—	—	—	—	(288,982)
Exercise of stock options	—	(294)	—	—	—	—	—	(294)
Realized gains (losses)	—	—	—	—	4,394	(42,263)	—	(37,869)
Unrealized (losses) gains	—	—	—	—	(2,095)	50,865	—	48,770

Balance—December 31, 2016	14,638	31,142	(30,035)	77,171	(9,983)	(48,335)	1,249	35,847

Cumulative translation adjustments	—	—	—	(189,012)	—	—	—	(189,012)
Stock-based compensation	—	10,622	—	—	—	—	—	10,622
Exercise of equity awards	—	(5,258)	—	—	—	—	—	(5,258)
Realized (losses) gains	—	—	—	—	(37,090)	160,069	—	122,979
Unrealized gains (losses)	—	—	—	—	32,474	(151,311)	—	(118,837)
Reclassification (see below)	50	—	—	(8,868)	9,197	—	(379)	—
Deferred Tax on stock-based compensation	—	359	—	—	—	—	—	359
Other	—	—	493	—	—	5,594	(5,127)	960

Balance—December 31, 2017	14,688	36,865	(29,542)	(120,709)	(5,402)	(33,983)	(4,257)	(142,340)

        During the year ended December 31, 2017, the principal reclassification made by the Corporation was $9.19 million from the Cumulative translation adjustments reserves to the "available-for-sale investments" reserve to correct an error in the recording of the change in valuation of the available-for-sale investments as at December 31, 2015. The reclassification in the period does not impact the Corporation's net assets as at December 31, 2015, December 31, 2016 or December 31, 2017 or Net earnings for the years ending December 31, 2015, December 31, 2016 or December 31, 2017. There was also no impact to Total

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. RESERVES (Continued)

comprehensive income as reported for the year ending December 31, 2015. For the year ending December 31, 2015, the loss in fair value reported in the available-for-sale investments in Other comprehensive income of $17.02 million was overstated by $9.19 million and the unrealized foreign currency translation gain from continuing operations reported as $81.58 million was overstated by $9.19 million.

Treasury Shares

Chartwell acquisition "sunset" clause

        The Corporation cancelled 76,437 common shares related to the acquisition of Chartwell in 2011 that were unclaimed and surrendered to the Corporation. These securities were cancelled due to the expiration of the "sunset" provisions set forth in the arrangement agreement for the purchase, which provided for the cancellation of a right of the holder to receive cash consideration, for any certificates formerly representing Chartwell shares that were not deposited with all other documents as required by the applicable plan arrangement on or before the fourth anniversary of the date of purchase. The difference between the aggregate purchase price and the book value of the reclaimed shares was accounted for in the Treasury shares account in Reserves within Equity during the first quarter of 2017.

Share repurchase under 2015 Normal Course Issuer Bid ("NCIB")

        On February 13, 2015, the TSX approved the Corporation's 2015 NCIB to purchase for cancellation up to 6,644,737 common shares, representing approximately 5% of the Corporation's issued and outstanding common shares as of January 26, 2015. The Corporation purchased and cancelled an aggregate of 1,455,300 common shares pursuant to the 2015 NCIB for an aggregate purchase price of approximately CDN $45.5 million. The 2015 NCIB terminated on February 17, 2016.

Cumulative Translation Adjustments

        Exchange differences relating to the translation of the net assets of the Corporation's foreign operations from their functional currency into the Corporation's presentational currency are recognized directly in the Cumulative translation adjustment reserve.

Available-for-sale Investments

        This reserve recognizes the realized and unrealized gain and loss movements in the available-for-sale investments that are held by the Corporation. See note 28.

Derivatives

        This reserve recognizes the realized and unrealized gain and loss movements in the hedge instruments held by the Corporation. See note 28.

Stock Options

        See note 2 for details on Stock Options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. RESERVES (Continued)

        The following table provides information about outstanding stock options issued under the Plans:

	As at December 31, 2017		As at December 31, 2016
	Number of options	Weighted average exercise price CDN $	Number of options	Weighted average exercise price CDN $
Beginning balance	10,358,475	20.54	12,000,819	20.69
Transactions during the period:
Issued	202,000	18.30	65,000	20.35
Exercised	(2,899,184)	7.47	(408,359)	3.01
Forfeited	(785,675)	27.56	(1,298,985)	27.45

Ending balance	6,875,616	25.24	10,358,475	20.54

        During the year ended December 31, 2017, the Corporation granted an aggregate of 202,000 stock options under the Plans.

        The outstanding stock options issued under the Plans are exercisable at prices ranging from CDN$2.85 to CDN$35.30 per share and have a weighted average contractual term of 4.08 years.

        The weighted average share price of options exercised during the year ended December 31, 2017 was CDN$7.47 (December 31, 2016—CDN$3.01).

        A summary of exercisable options per stock option grant under the Plans is as follows:

	Outstanding options		Exercisable options
Exercise prices CDN $	Number of options	Weighted average outstanding maturity period (years)	Number of options	Exercise price CDN $
2.85 to 7.95	402,066	0 to 3	402,066	2.85 to 7.95
8.43 to 35.30	6,245,050	3 to 5	3,986,875	18.48 to 35.30
16.00 to 18.30	228,500	5 to 7	10,000	16

	6,875,616	4.08	4,398,941	25.16

        The Corporation recorded a compensation expense for the year ended December 31, 2017 of $10.6 million (December 31, 2016—$10.29 million). As at December 31, 2017, the Corporation had $4.3 million of compensation expense related to the issuance of stock options to be recorded in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. RESERVES (Continued)

        The stock options issued during the years ended December 31, 2017 and 2016 were accounted for at their grant date fair value of $579,000 and $209,000, respectively, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2017		2016
Expected volatility		55%		54%
Expected life		4.75 years		4.75 years
Expected forfeiture rate		17%		17%
Risk-free interest rate		1.02%		1.07%
Dividend yield		Nil		Nil
Weighted average share price	CDN $	18.30	CDN $	20.35
Weighted average fair value of options at grant date	CDN $	4.46	CDN $	4.31

        The expected life of the options is estimated using the average of the vesting period and the contractual life of the options. The expected volatility is estimated based on the Corporation's public trading history on the TSX for the last 4.75 years. Expected forfeiture rate is estimated based on a combination of historical forfeiture rates and expected turnover rates.

RSUs

        The following table provides information about outstanding RSUs issued by the Corporation under the 2015 Equity Incentive Plan. See note 2 for details on RSUs.

	2017 No. of units	Weighted Average Exercise Price
Balance as at January 1, 2017	—	—
Issued	153,064	$22.41
Exercised	(12,000)	$21.80
Forfeited	—	—

Balance as at December 31, 2017	141,064

PSUs

        The following table provides information about outstanding PSUs issued and potential additional PSUs issuable by the Corporation under the 2015 Equity Incentive Plan. See note 2 for details on PSUs.

	2017 No. of units	Weighted Average Exercise Price
Balance as at January 1, 2017	—	—
Issued	282,036	$22.47
Exercised	—	—
Forfeited	—	—

Balance as at December 31, 2017	282,036

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. RESERVES (Continued)

RSs

        The following table provides information about outstanding RSs issued by the Corporation under the 2015 Equity Incentive Plan. See note 2 for details on RSs.

	2017 No. of units	Weighted Average Exercise Price
Balance as at January 1, 2017	—	—
Issued	12,000	$21.80
Exercised	(12,000)	$21.80
Forfeited	—	—

Balance as at December 31, 2017	—

DSUs

        The following table provides information about outstanding DSUs issued by the Corporation under the 2015 Equity Incentive Plan. See note 2 for details on DSUs.

	2017 No. of units	Weighted Average Exercise Price
Balance as at January 1, 2017	—	—
Issued	92,703	$15.26
Exercised	—	—
Forfeited	—	—

Balance as at December 31, 2017	92,703

Dividend Equivalents

        During the year ended December 31, 2017, no dividends were declared.

Warrants

        The following table provides information about outstanding warrants at December 31, 2017 and 2016:

	As at December 31, 2017		As at December 31, 2016
	Number of warrants	Weighted average exercise price CDN $	Number of warrants	Weighted average exercise price CDN $
Beginning balance	4,000,000	19.17	15,274,584	5.14
Issued	—	—	—	—
Exercised	—	—	(11,273,902)	0.16
Expired	—	—	(682)	6.25

Ending balance	4,000,000	19.17	4,000,000	19.17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. RESERVES (Continued)

        The following table provides information about outstanding warrants per particular warrant grant:

Grant date	Expiry date	Number of warrants	Exercise price CDN $
May 15, 2014	May 15, 2024	4,000,000	19.17

		4,000,000	19.17

        The warrants issued in 2014 were accounted for at their grant date fair value, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2014
Expected volatility		60%
Expected life		10 years
Expected forfeiture rate		0%
Risk-free interest rate		1.17%
Dividend yield		Nil
Weighted average fair value of warrants at grant date	CDN $	28.64

28. FAIR VALUE

        The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

        Certain of the Corporation's financial assets and liabilities are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets and liabilities are determined as at each of December 31, 2017 and December 31, 2016:

	As at December 31, 2017
	Fair value & carrying value $000's	Level 1 $000's	Level 2 $000's	Level 3 $000's
Funds—Available-for-sale	7,045	7,045	—	—
Bonds—Available-for-sale	115,343	115,343	—	—
Equity in private companies—Available-for-sale	6,981	—	—	6,981
Equity in quoted companies—Available-for-sale	281	281	—	—

Total available-for-sale	129,650	122,669	—	6,981

Derivatives	2,037	—	2,037	—

Total financial assets	131,687	122,669	2,037	6,981

Derivatives	111,762	—	111,762	—

Total financial liabilities	111,762	—	111,762	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. FAIR VALUE (Continued)

	As at December 31, 2016
	Fair value & carrying value $000's	Level 1 $000's	Level 2 $000's	Level 3 $000's
Funds—Available-for-sale	58,518	58,518	—	—
Bonds—Available-for-sale	98,605	98,605	—	—
Equity in private companies—Available-for-sale	6,921	—	—	6,921
Equity in quoted companies—Available-for-sale	115,480	115,480	—	—

Total available-for-sale	279,524	272,603	—	6,921

Equity in quoted companies—Fair value through profit/loss	8,328	—	—	8,328
Debentures—Fair value through profit/loss	7,556	—	7,556	—

Total fair value through profit/loss	15,884	—	7,556	8,328

Derivatives	52,038	—	52,038	—

Total financial assets	347,446	272,603	59,594	15,249

Derivatives	10,516	—	4,922	5,594
Provisions	195,506	—	—	195,506

Total financial liabilities	206,022	—	4,922	201,100

        Refer to note 31 for details on credit risk for the above financial assets.

        The fair values of other financial assets and liabilities measured at amortized cost on the consolidated statements of financial position as at each of December 31, 2017, and December 31, 2016 are as follows:

	As at December 31, 2017
	Fair value $000's	Level 1 $000's	Level 2 $000's	Level 3 $000's
First Lien Term Loans	2,370,335	2,370,335	—	—
USD Second Lien Term Loan	95,713	95,713	—	—

Total financial liabilities	2,466,048	2,466,048	—	—

	As at December 31, 2016
	Fair value $000's	Level 1 $000's	Level 2 $000's	Level 3 $000's
Promissory note	4,827	—	—	4,827

Total financial assets	4,827	—	—	4,827

First Lien Term Loans	2,336,792	2,336,792	—	—
USD Second Lien Term Loan	209,870	209,870	—	—

Total financial liabilities	2,546,662	2,546,662	—	—

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. FAIR VALUE (Continued)

an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation's specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

        For the Corporation's financial instruments which are recognized in the consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

  •
  Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities;

  •
  Level 2—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

  •
  Level 3—Inputs for the asset or liability that are not based on observable market data.

        Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred as part of its periodic review of fair values. There were transfers out of Level 3 and into Level 2 during Q3 2017 in respect of the NYX Sub Preferred Shares (see Level 3 fair value table below). Following this transfer, the Corporation sold the NYX Sub Preferred Shares as part of its disposition of all its NYX Gaming Group investments to Scientific Games during the year ended December 31, 2017 (note 7).

Valuation of Level 2 fair values

Derivative Financial Instruments

        Currently, the Corporation uses cross currency swap and interest rate swap agreements to manage its interest rate and foreign currency risk and foreign currency forward and option contracts to manage foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, spot and forward rates, as well as option volatility.

        To comply with the provisions of IFRS 13, Fair value measurement, the Corporation incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the respective counterparty's non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

        Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 (excluding, as at December 31, 2016, the put option in relation to Stars Fantasy) of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2017 and December 31, 2016, the Corporation has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. FAIR VALUE (Continued)

positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Corporation has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. The put option in relation to Stars Fantasy, previously classified as Level 3 in the fair value hierarchy, was settled during the year end December 31, 2017.

NYX Sub Preferred Shares

        The Corporation changed its valuation methodology for the NYX Sub Preferred Shares from a binomial valuation approach to a net present value approach using a discount rate of 2.3%, during the period ended September 30, 2017, based on the offer price from Scientific Games. Prior to this the investment was classified as a Level 3 financial asset (2016: Level 3 financial asset). The Corporation disposed of all its investments in NYX Gaming Group during the period ended December 31, 2017 (see note 13).

Reconciliation of Level 3 fair values

        Some of the Corporation's financial assets and liabilities are classified as Level 3 of the fair value hierarchy because the respective fair value determinations use inputs that are not based on observable market data. As at December 31, 2016 and December 31, 2017, for each Level 3 asset or liability the valuation techniques and key inputs used by the Corporation were as follows:

  •
  Equity in private companies (Level 3 Asset): Given the nature of the investee's business, there is no readily available market data to carry an extensive valuation. The Corporation assesses for impairment on an annual basis using latest management budgets, long-term revenue growth rates and pre-tax operating margins.

  •
  Promissory note (Level 3 Promissory note): The Corporation received the full balance of the Promissory note during the year ended December 31, 2017 (2016—11.3% discount rate).

  •
  Deferred consideration (Level 3 Liability): The Corporation paid the remaining balance of the deferred consideration for the Stars Interactive Group Acquisition in full during the year ended December 31, 2017. See also note 24.

  •
  Stars Fantasy put option (Level 3 Liability): The option was exercised during the year ended December 31, 2017. See also note 21.

  •
  Innova EBITDA support agreement (Level 3 Liability): As previously disclosed, in connection with the Innova Offering, the Corporation entered into an EBITDA support agreement with Innova. The Corporation uses a net present value approach for the Innova EBITDA support agreement using a 5.7% discount rate (2016—5.7% discount rate). The higher the discount rate, the lower the fair value. If the discount rate was 3.9% higher/lower while all other variables were held constant, the carrying amount would decrease/increase by CDN$0.1 million. See also note 24.

  •
  Licensing Agreement (Level 3 Liability): As previously disclosed, in connection with the Chartwell/Cryptologic Sale, a subsidiary of the Corporation entered into the Licensing Agreement. The Corporation uses a net present value approach for the Licensing Agreement using a 5.7% discount rate, 9% revenue share percentage and long-term revenue forecast (2016—5.7% and 9% respectively). The higher the discount rate, the lower the fair value. If the discount rate was 3.9%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. FAIR VALUE (Continued)

    higher/lower while all other variables were held constant, the carrying amount would decrease/increase by CDN$0.15 million. See also note 13.

        The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values:

	Level 3 Asset $000's	Level 3 Promissory note $000's
Balance—January 1, 2016	27,679	7,700
Loss included in gain (loss) from investments	(14,124)	—
Interest and accretion included in income from investments and financial expenses	—	888
Purchases	11,754	—
Sales	(2,566)	—
Reclassification	501	—
Conversion of Level 3 instruments	(8,377)	—
Loss on settlement	—	(3,761)
Unrealized gain included in other comprehensive income	382	—

Balance—December 31, 2016	15,249	4,827
Gain included in income from investments	(398)	—
Interest accretion included in financial expenses	—	256
Gain on settlement	—	3,001
Settlement of promissory note	—	(8,084)
Unrealized gain included in other comprehensive income	656	—
NYX Sub Preferred Shares transfer out of Level 3 (see notes above)	(8,526)	—

Balance—December 31, 2017	6,981	—

Level 3 Liability $000's
Balance—January 1, 2016	380,680
Accretion	22,887
Repayment of deferred consideration	(200,000)
Gain on settlement of deferred consideration	(2,467)

Balance—December 31, 2016	201,100
Accretion	2,048
Repayment of deferred consideration	(197,510)
Gain on settlement of deferred consideration	(44)
Settlement of put liability	(5,594)

Balance—December 31, 2017	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29. STATEMENT OF CASH-FLOWS

Changes in non-cash operating elements of working capital

	Year Ended December 31,
	2017 $000's	2016 $000's
Accounts receivable	(6,708)	(15,262)
Prepaid expenses	(6,243)	5,065
Accounts payable and accrued liabilities	6,931	(26,349)
Provisions	2,666	4,174
Other	(447)	353

Total	(3,801)	(32,019)

Changes in liabilities arising from financing activities

        The table below details changes in the Corporation's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those which cash flows were, or future cash flows will be, classified in the Corporation's consolidated statement of cash flows as net cash flows from financing activities.

	January 1, 2017 $000's	Financing cash flows $000's	The effect of changes in foreign exchange rates $000's	Other changes $000's	December 31, 2017 $000's
Settlement of margin	7,397	(7,602)	205	—	—
Deferred Consideration	195,506	(197,510)	—	2,004	—
Long-term debt	2,428,579	(144,632)	56,371	18,252	2,358,570

Balance—December 31, 2017	2,631,482	(349,744)	56,576	20,256	2,358,570

30. CONTINGENT LIABILITIES

        As part of management's ongoing regulatory compliance and operational risk assessment process, management monitors legal and regulatory developments and proceedings, and their potential impact on the business.

Kentucky

        In particular, prior to the Stars Interactive Group Acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Oldford Group and certain affiliates thereof (the "Oldford Parties") and various other defendants (the "Kentucky Proceeding"), pursuant to which the Commonwealth sought to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. On August 12, 2015, the trial court in the Kentucky Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, including by certain former owners of Oldford Group., and partial summary judgment on liability in favor of the Commonwealth. On December 23, 2015, the trial court entered an order for damages in the amount of approximately $290 million, which the trial court trebled to approximately $870 million. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30. CONTINGENT LIABILITIES (Continued)

Corporation believes the action is frivolous and will vigorously dispute the liability and therefore no provision has been recorded regarding this matter. The Corporation, through certain subsidiaries, has filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process, which the Corporation continues to pursue. The posting of the bond required the delivery of cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million Kentucky Bond Collateral, thereby reducing the availability under the Credit Facility to $70 million as of the date hereof. To the extent the Oldford Parties may be ultimately obligated to pay any amounts pursuant to a final adjudication following exhaustion of all appeals and other legal options, the Corporation intends to seek recovery against the former owners of Oldford Group Ltd. There can be no assurance that the Corporation will be successful in its defense or that any such amounts will be recovered or reimbursed by the former owners of the Oldford Group or otherwise.

        In addition, there are also two currently pending class action complaints (one in the State of New Jersey, United States and one in Quebec, Canada) against the Corporation and certain other defendants, each of which were filed during the year ended December 31, 2016 and generally allege, among other things, that the Corporation violated certain securities laws by misrepresenting or failing to disclose information related to the charges made by the Autorité des marchés financiers against the former Chief Executive Officer (the Quebec class action also alleges that the Corporation did not properly disclose that it had inadequate or ineffective internal controls and that one or more of its directors and its former Chief Executive Officer were in breach of its Code of Business Conduct). The class actions seek damages stemming from losses that the plaintiffs claim to have suffered as a result of the foregoing. The Corporation believes that the class actions are without merit and intends to vigorously defend itself against them; however, there can be no assurance that the Corporation will be successful in its defense. No provision has been recorded regarding these matters.

        Given the nature of the legal and regulatory landscape of the industry in which it operates, from time to time the Corporation has also received notices, communications and legal actions from regulatory authorities in various jurisdictions and other parties in respect of its activities. The Corporation has taken legal advice as to the manner in which it should respond and the likelihood of success of such actions. Based on this advice and the nature of the actions, no provisions have been recorded with respect to any such legal or regulatory notices, communications or actions for the year ended December 31, 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31. FINANCIAL INSTRUMENTS

Foreign Exchange Risk

        As at December 31, 2017, the Corporation's significant foreign exchange currency exposure on its financial instruments by currency was as follows (in U.S. dollar equivalents):

	CDN $000's	EUR $000's	GBP $000's
Cash	12,735	94,674	6,655
Restricted cash	—	925	—
Available-for-sale investments	—	7,460	—
Accounts receivable	8,519	48,207	9,594
Derivatives	6	(176)	2,308
Accounts payable and accrued liabilities	(12,247)	(37,126)	(24,816)
Other payables	(21)	(8,192)	—
Long-term debt	—	(445,322)	—
Derivatives	—	(111,762)	—
Customer deposits	(1,984)	(75,416)	(6,360)

        The table below details the effect on earnings before tax of a 10% strengthening or weakening of the USD exchange rate at the balance sheet date for balance sheet items denominated in CDN, EUR and GBP:

Currency	10% Strengthening (weakening) $000's
CDN	701
EUR	(52,673)
GBP	(1,262)

        The table below details the effect on equity of a 10% strengthening or weakening of the EUR:USD exchange rate on the cross currency interest rate swaps that hedge the USD First Lien Term Loan. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates.

	Equity $000's	Equity $000's
	– 10%	+ 10%
EUR:USD exchange rate	(121,958)	110,871

Interest Rate Risk

        The Corporation's exposure to changes in interest rates (particularly, fluctuations in LIBOR) relates primarily to interest paid on the Corporation's long-term indebtedness, as well as the interest earned on and market value of its cash and available-for-sale investments. The Corporation is also exposed to fair value interest rate risk with respect to its USD First Lien Term Loan, which it attempts to mitigate by hedging through the Swap Agreements that fix the interest rate on the same. The Corporation is also exposed to cash flow interest rate risk on the unhedged elements of the USD First Lien Term Loan, the EUR First Lien Term Loan and the USD Second Lien Term Loan which bear interest at variable rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31. FINANCIAL INSTRUMENTS (Continued)

        The table below details the effect on earnings before tax of a 100 basis points strengthening or weakening of the LIBOR and EURIBOR interest rates on these loans. 100 basis points sensitivity is the sensitivity rate used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates:

	Net earnings (loss) $000's
	– 100 bps	+ 100 bps
LIBOR	1,751	(9,200)
EURIBOR	—	(3,388)

        The USD First Lien Term Loan and the USD Second Lien Term Loan each have a floor of 1.00% for the LIBOR and as such, the interest rate cannot decrease below 4.50% and 8.00% respectively. The EUR First Lien Term Loan has a floor of 0% for the EURIBOR and as such, the interest rate cannot decrease below 3.75%. Management monitors movements in the interest rates by reviewing the EURIBOR and LIBOR on a quarterly basis.

        The table below details the effect on equity of a 100 basis points strengthening or weakening of the LIBOR and EURIBOR interest rates on the valuations of the cross currency swaps that hedge the USD First Lien Term Loan. 100 basis points is the sensitivity rate used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates:

	Equity $000's
	– 100 bps	+ 100 bps
LIBOR	18,665	(18,256)
EURIBOR	(5,778)	3,480

Credit Risk

        Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Corporation. The Corporation has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Corporation's policy is to transact wherever possible with investment grade counterparties. This information is supplied by independent rating agencies where available, and if not available, the Corporation uses other publicly available financial information and its own trading records to rate its major customers. The Corporation's exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is managed by the Corporation's treasury and finance groups in accordance with the Corporation's treasury investment policy, which was approved by the Corporation's Audit Committee.

        Trade receivables consist of a large number of customers, spread across geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

        The Stars Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Stars Group defines counterparties as having similar characteristics if they are related entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31. FINANCIAL INSTRUMENTS (Continued)

        The credit risk on banks, available-for-sale investments and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. The Corporation's treasury investment policy and related strategy is focused on the preservation of capital and supporting its liquidity requirements, not on generating trading profits.

        Trade receivables include amounts that are past due at the end of the reporting period for which the Corporation has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

        Age of receivables that are past due but not impaired:

	As at December 31,
	2017 $000's	2016 $000's
Past due less than 181 days	1,707	217
Past due more than 181 days	879	163

Total	2,586	380

        The allowance for doubtful accounts is $166,000 as at December 31, 2017 (December 31, 2016—$309,000).

        Age of impaired trade receivables:

	As at December 31,
	2017 $000's	2016 $000's
Past due less than 181 days	—	—
Past due more than 181 days	166	309

Total past due	166	309

Liquidity Risk

        Liquidity risk is the Corporation's ability to meet its financial obligations when they come due. The Corporation is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation's objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation's banks and other lenders. The Corporation's policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

        The Corporation's principal sources of liquidity are its cash generated from operations and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and available-for-sale investments, which are comprised primarily of certain highly liquid, short-term investments, including debt securities and funds. Generally, following the Stars Interactive Group Acquisition, the Corporation's working capital needs are minimal over the year as the gaming business requires customers to deposit funds prior to playing or participating in its real-money product offerings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31. FINANCIAL INSTRUMENTS (Continued)

The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management is also of the opinion that investing is a key element necessary for the continued growth of the Corporation's customer base and the future development of new and innovative products and services. Based on the Corporation's currently available funds, funds available from the Credit Facility and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development activities and other capital expenditures for at least the next 12 months. Notwithstanding, as a result of, among other things, the state of capital markets and the Corporation's ability to access them on favorable terms, if at all, micro and macro-economic downturns, and contractions of the Corporation's operations may influence its ability to liquidate its available-for-sale investments or otherwise secure the capital resources required to satisfy current or future obligations (including, without limitation, those set forth below) and fund future projects, strategic initiatives and support growth.

        Customer deposit liabilities relate to customer deposits which are held in multiple bank accounts and highly liquid investments which are segregated from those holding operational funds. These deposits are included in current assets in the consolidated statements of financial position under Cash and cash equivalents—customer deposits and Current investments—customer deposits (see note 25).

        The following table provides information about the terms of the Corporation's financial obligations and liabilities:

	On demand $000's	Less than 1 year $000's	2 to 5 years $000's	Greater than 5 years $000's
Accounts payable and accrued liabilities	101,169	48,496	1,808	—
Other payables	42,498	216	—	—
Customer deposits	349,766	—	—	—
Derivatives	—	—	111,762	—
Provisions	—	17,590	3,093	—
Long-term debt*	—	150,026	2,752,467	—

Total	493,433	216,328	2,869,130	—

*
Includes principal and interest

32. RELATED PARTY TRANSACTIONS

        Key management of the Corporation includes the members of the Board, the Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Executive Vice-President and Chief Legal Officer, and certain other key members, which include certain members of management of the Corporation's subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32. RELATED PARTY TRANSACTIONS (Continued)

        The compensation of such key management for the years ended December 31, 2017 and 2016 included the following:

	Year Ended December 31,
	2017 $000's	2016 $000's
Salaries, bonuses and short-term employee benefits	4,514	5,559
Director retainers	729	1,316
Stock-based payments	3,799	2,245

	9,042	9,120

        The remuneration of the Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Operating Officer, Chief Corporate Development Officer, Executive Vice-President and Chief Legal Officer consists primarily of a salary, cash bonuses and share-based awards. Director retainers include both retainers, committee fees and share-based awards.

33. SUBSEQUENT EVENTS

        As previously disclosed on February 27, 2018, to further diversify the Corporation's business geographically and expand its online sports betting product offerings, it acquired a 62% equity interest in CrownBet Holdings Pty Limited ("CrownBet"), an Australian-based online sportsbook, from Crown Resorts Limited for an aggregate amount of $117.7 million using cash on its consolidated statement of financial position.

        On March 6, 2018, the Corporation also entered into agreements to increase its equity interest in CrownBet from 62% to 80% and for CrownBet to acquire William Hill Australia Holdings Pty Ltd, ("William Hill Australia"), an Australian-based online sportsbook. The aggregate purchase price for both transactions will be approximately $315 million, of which $234 million will be payable in cash for William Hill Australia and the remainder will be payable in approximately 3.1 million newly-issued Common Shares. The management team of CrownBet will be entitled to an additional payment of up to $182 million in 2020 subject to certain performance conditions and payable in cash, additional Common Shares or a combination thereof, at the Corporation's discretion. To finance the cash portion of the purchase price for the transactions, the Corporation obtained committed financing for a $325 million incremental USD First Lien Term Loan. The Corporation currently expects the transactions to close in April 2018.

        Under the transaction agreements, the Corporation is entitled to appoint a majority of the directors on the board of directors of CrownBet.

        Due to the proximity of the Corporation's acquisition of a majority equity interest in CrownBet and its entering into agreements to increase its equity interest in CrownBet and for CrownBet to acquire William Hill Australia, to the approval of the Corporation's consolidated financial statements for the year ended December 31, 2017, it is not possible for the Corporation to complete the initial accounting for such transactions, including disclosure details of goodwill, fair value of consideration (actual and contingent), assets and liabilities assumed, contingent liabilities recognized, transactions recognized separately, non-controlling interests and the impact on the amounts reported in the statement of comprehensive income.

 UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

May 10, 2018

 UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended March 31,
U.S. dollars	Note	2018 $000's (except per share amounts)	2017* $000's (except per share amounts)
Revenues	4,5	392,891	317,320

Expenses	5,6
Selling		61,297	43,051
General and administrative		161,395	131,141
Financial		45,015	40,589
Gaming duty		42,952	34,533
Acquisition-related costs	14,17	7,739	—

Total expenses		318,398	249,314

Gain from investments		1,023	435

Net earnings before income taxes		75,516	68,441
Income taxes		1,155	2,688

Net earnings		74,361	65,753

Net earnings (loss) attributable to
Shareholders of The Stars Group Inc.		75,451	65,411
Non-controlling interest		(1,090)	342

Net earnings		74,361	65,753

Basic earnings per Common Share	7	$0.51	$0.45
Diluted earnings per Common Share	7	$0.36	$0.33

*
The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended March 31,
U.S. dollars	Note	2018 $000's	2017** $000's
Net earnings		74,361	65,753
Items that are or may be reclassified to net earnings
Debt instruments at FVOCI—loss in fair value	13	(789)	—
Debt instruments at FVOCI—reclassified to net earnings	13	7	—
Available-for-sale investments—gain in fair value*	13	—	3,958
Available-for-sale investments—reclassified to net earnings	13	—	(1,607)
Foreign operations—unrealized foreign currency translation differences	13	(45,243)	(12,418)
Cash flow hedges—effective portion of changes in fair value†	13	(33,095)	(8,728)
Cash flow hedges—reclassified to net earnings†	13	38,216	7,851

Other comprehensive loss		(40,904)	(10,944)

Total comprehensive income		33,457	54,809

Total comprehensive income (loss) attributable to
Shareholders of The Stars Group Inc.		34,547	54,467
Non-controlling interest		(1,090)	342

Total comprehensive income		33,457	54,809

*
net of income tax expense of $nil (2017—net of income tax expense of $181,000).

†
net of income tax of $nil (2017—$nil).

**
The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at March 31,	As at December 31,
U.S. dollars	Note	2018 $000's	2017* $000's
ASSETS
Current assets
Cash and cash equivalents—operational		256,647	283,225
Cash and cash equivalents—customer deposits		255,939	227,098

Total cash and cash equivalents		512,586	510,323
Restricted cash advances and collateral		5,962	7,862
Current investments—customer deposits		109,650	122,668
Accounts receivable		103,924	100,409
Inventories		245	302
Prepaid expenses and deposits		30,214	29,393
Income tax receivable		17,038	16,540
Derivatives	10	3,706	2,037

Total current assets		783,325	789,534

Non-current assets
Restricted cash advances and collateral		50,215	45,834
Prepaid expenses and deposits		16,929	16,514
Long-term accounts receivable		13,243	11,818
Long-term investments		9,298	6,981
Property and equipment		52,647	44,837
Investment tax credits receivable		3,881	3,056
Income tax receivable		17,411	14,061
Deferred income taxes		5,278	5,141
Goodwill and intangible assets	8	4,611,579	4,477,350

Total non-current assets		4,780,481	4,625,592

Total assets		5,563,806	5,415,126

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

		As at March 31,	As at December 31,
U.S. dollars	Note	2018 $000's	2017* $000's
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		170,553	151,473
Other payables		52,688	42,714
Provisions	11	17,709	17,590
Customer deposits		364,587	349,766
Income tax payable		43,220	35,941
Current maturity of long-term debt	9	24,274	4,990
Derivatives	10	7,452	—

Total current liabilities		680,483	602,474

Non-current liabilities
Long-term accounts payable and accrued liabilities		2,646	—
Long-term debt	9	2,316,023	2,353,579
Provisions	11	3,140	3,093
Derivatives	10	130,149	111,762
Income tax payable		20,518	24,277
Deferred income taxes		29,366	16,510

Total non-current liabilities		2,501,842	2,509,221

Total liabilities		3,182,325	3,111,695

EQUITY
Share capital	12	1,895,788	1,884,219
Reserves	13	(182,839)	(142,340)
Retained earnings		667,755	561,519

Equity attributable to the Shareholders of The Stars Group Inc.		2,380,704	2,303,398
Non-controlling interest		777	33

Total equity		2,381,481	2,303,431

Total liabilities and equity		5,563,806	5,415,126

*
The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

Approved and authorized for issue on behalf of the Board on May 10, 2018.
(Signed) "Divyesh (Dave) Gadhia", Director	(Signed) "David Lazzarato", Director
Divyesh (Dave) Gadhia, Chairman of the Board	David Lazzarato, Chairman of the Audit Committee

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31, 2018 and 2017:

		Share Capital
								Equity attributable to the Shareholders of The Stars Group Inc. $000's
U.S. dollars	Note	Common Shares number	Convertible Preferred Shares number	Common Shares amount $000's	Convertible Preferred Shares amount $000's	Reserves (note 13) $000's	Retained Earnings $000's		Non- controlling interest $000's	Total equity $000's
Balance—January 1, 2017		145,101,127	1,139,249	1,178,404	684,385	35,847	302,288	2,200,924	804	2,201,728

Net earnings		—	—	—	—	—	65,411	65,411	342	65,753
Other comprehensive loss		—	—	—	—	(10,944)	—	(10,944)	—	(10,944)

Total comprehensive (loss) income		—	—	—	—	(10,944)	65,411	54,467	342	54,809

Issue of Common Shares in relation to exercised employee stock options	12,13	1,327,690	—	3,826	—	(841)	—	2,985	—	2,985
Share cancellation		(76,437)	—	(492)	—	492	—	—	—	—
Stock-based compensation	13	—	—	—	—	2,164	—	2,164	—	2,164
Acquisition of non-controlling interest		—	—	—	—	468	—	468	(825)	(357)

Balance—March 31, 2017		146,352,380	1,139,249	1,181,738	684,385	27,186	367,699	2,261,008	321	2,261,329

Balance—December 31, 2017*		147,947,874	1,139,249	1,199,834	684,385	(142,340)	561,519	2,303,398	33	2,303,431
Adjustment on adoption of IFRS 9	2,16	—	—	—	—	213	30,785	30,998	—	30,998

Balance—January 1, 2018 (restated)		147,947,874	1,139,249	1,199,834	684,385	(142,127)	592,304	2,334,396	33	2,334,429
Net earnings (loss)		—	—	—	—	—	75,451	75,451	(1,090)	74,361
Other comprehensive loss		—	—	—	—	(40,904)	—	(40,904)	—	(40,904)

Total comprehensive (loss) income		—	—	—	—	(40,904)	75,451	34,547	(1,090)	33,457

Issue of Common Shares in relation to Equity awards	12,13	640,788	—	11,569	—	(1,832)	—	9,737	—	9,737
Transfer from Preference to Common shares	12,13	13,887	(271)	211	(211)	—	—	—	—	—
Stock-based compensation	13	—	—	—	—	2,383	—	2,383	—	2,383
Deferred tax on stock-based compensation		—	—	—	—	(359)	—	(359)	—	(359)
Acquisition of subsidiary with non-controlling interest		—	—	—	—	—	—	—	1,834	1,834

Balance—March 31, 2018		148,602,549	1,138,978	1,211,614	684,174	(182,839)	667,755	2,380,704	777	2,381,481

*
The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended March 31,
U.S. dollars	Note	2018 $000's	2017* $000's
Operating activities
Net earnings		74,361	65,753
Dormant accounts recognized as income		(1,866)	(886)
Stock-based compensation		2,383	2,164
Interest accretion		12,485	8,978
Interest expense		25,130	33,683
Income tax expense recognized in net earnings		1,155	2,688
Depreciation of property and equipment		2,744	2,161
Amortization of intangible assets		32,462	31,697
Amortization of deferred development costs		4,052	1,877
Unrealized gain on foreign exchange		(4,425)	(2,099)
Unrealized gain on investments		(1,033)	(226)
Impairment of (reversal of impairment of) intangible assets and assets held for sale		115	(6,684)
Realized loss (gain) on current investments, promissory note and other		437	(2,122)
Income taxes paid		(1,370)	(1,128)
Changes in non-cash operating elements of working capital		(13,308)	(24,139)
Customer deposit liability movement		(189)	(16,229)
Other		(1,064)	59

Net cash inflows from operating activities		132,069	95,547

Financing activities
Issuance of common shares in relation to exercised employee stock options		9,737	1,710
Settlement of brokerage margin account		—	(7,602)
Payment of deferred consideration		—	(75,000)
Repayment of long-term debt		(6,068)	(6,888)
Transaction costs on repricing of long-term debt		—	(4,719)
Interest paid		(31,488)	(34,047)
Gain on settlement of derivative		—	13,904

Net cash outflows from financing activities		(27,819)	(112,642)

Investing activities
Acquisition of subsidiaries, net of cash acquired	14	(101,703)	—
Additions in deferred development costs		(6,431)	(4,413)
Purchase of property and equipment		(3,585)	(856)
Acquired intangible assets		(2,427)	(707)
Sale of investments		—	149
Cash movement from (into) restricted cash advances and collateral		1,126	(546)
Settlement of minimum revenue guarantee		(2,713)	(1,707)
Net sale of investments utilizing customer deposits		12,447	5,169
Other		(551)	(4)

Net cash outflows from investing activities		(103,837)	(2,915)

Increase (decrease) in cash and cash equivalents		413	(20,010)
Cash and cash equivalents—beginning of period		510,323	267,684
Unrealized foreign exchange difference on cash and cash equivalents		1,850	(265)

Cash and cash equivalents—end of period		512,586	247,409

*
The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

See accompanying notes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

        The Stars Group Inc. ("The Stars Group" or the "Corporation"), is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. As at March 31, 2018, The Stars Group had two major lines of operations within its gaming business, real-money online poker ("Poker") and real-money online casino and sportsbook ("Casino & Sportsbook"). As it relates to these two business lines, online revenues include revenues generated through the Corporation's real-money online, mobile and desktop client platforms.

        Through Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, the "Stars Interactive Group"), which is based in the Isle of Man and operates globally, and CrownBet Holdings Pty Limited and its subsidiaries and affiliates ("CrownBet"), which operates and is based in Australia, the Corporation ultimately owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold'em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival, and PokerStars MEGASTACK live poker tour and event brands.

        The Stars Group was incorporated on January 30, 2004 under the Companies Act (Quebec) and continued under the Business Corporations Act (Ontario) on August 1, 2017. The registered head office is located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario, Canada, M5J 2J3 and its common shares ("Common Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "TSGI", and the Nasdaq Global Select Market ("Nasdaq") under the symbol "TSG".

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

        These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34—Interim Financial Reporting as issued by the International Accounting Standards Board, and do not include all the information required for full annual consolidated financial statements. Except as described below, the accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements and related notes contained therein are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2017 (the "2017 Financial Statements"). These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2017 Financial Statements.

        This is the first set of the Corporation's financial statements in which it has applied IFRS 9 and IFRS 15. See note 16. Changes to significant accounting policies are detailed below. The Corporation also expects to reflect these changes in accounting policies in its audited consolidated financial statements as at and for the year ended December 31, 2018.

        For reporting purposes, the Corporation prepares its financial statements in U.S. dollars. Unless otherwise indicated, all dollar ("$") amounts and references to "USD" or "USD $" in these unaudited interim condensed consolidated financial statements are expressed in U.S. dollars. References to "EUR" or "€" are to European Euros, references to "CDN" or "CDN $" are to Canadian dollars, references to "GBP" are to British Pound Sterling and references to "AUD" or "A$" are to Australian dollars. Unless otherwise indicated, all references to a specific "note" refer to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the three months ended March 31,

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2018. References to "IFRS" and "IASB" are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

New significant accounting policies

IFRS 9, Financial Instruments

        The Corporation has applied IFRS 9, Financial Instruments retrospectively from January 1, 2018. In accordance with the practical expedients permitted under the standard, comparative information for 2017 has not been restated.

        For further information regarding the impact of IFRS 9, see note 16.

Financial Assets

        Financial assets are initially recognized at fair value and from January 1, 2018 are classified into one of the following measurement categories:

  •
  Those to be measured subsequently at fair value, either through profit or loss or other comprehensive income; or

  •
  Those to be measured at amortized cost.

        The classification depends on the Corporation's business model for managing the financial assets and the contractual terms of the cash flows. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition. The Corporation only reclassifies debt instruments when its business model for managing those assets changes.

        For assets measured at fair value, gains and losses are recorded in profit or loss or other comprehensive income. For investments in debt instruments, the classification depends on the business model and the contractual terms of the respective cash flows for which the investment is held. For investments in equity instruments that are not held for trading, the classification depends on whether the Corporation has made an irrevocable election at the time of initial recognition to account for the equity instruments at fair value through other comprehensive income.

        At initial recognition, the Corporation measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Debt instruments

        Subsequent measurement of debt instruments depends on the Corporation's business model for managing the asset and the cash flow characteristics of that asset. There are three measurement categories into which the Corporation classifies its debt instruments:

  •
  Amortized cost: assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized using the effective interest rate method.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  Fair value through other comprehensive income ("FVOCI"): assets that are held for collection of contractual cash flows and for sale, where the cash flows represent solely payments of principal and interest are measured at FVOCI. Movements in the carrying amount are recorded in other comprehensive income, with impairment gains or losses, interest revenue and foreign exchange gains and losses recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is recognized using the effective interest rate method.

  •
  Fair value through profit or loss ("FVTPL"): assets that do not meet the criteria for classification as amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss and presented in the unaudited interim condensed consolidated statements of earnings.

Equity instruments

        The Corporation subsequently measures all equity instruments at fair value. Where the Corporation's management elects to present fair value gains and losses on equity instruments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of those instruments. Dividends from such instruments continue to be recognized in profit or loss when the Corporation's right to receive payment is established.

        Changes in the fair value of financial assets at fair value through profit or loss are recognized in the unaudited interim condensed consolidated statements of earnings.

Impairment

        At the end of each reporting period, the Corporation assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

        The Corporation applies the simplified approach permitted by IFRS 9 for trade receivables and other financial assets held at amortized cost, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

        The impairment provision recorded in respect of debt instruments carried at FVOCI is determined at 12-months expected credit losses on the basis that the Corporation considers these instruments as low risk.

        The forward-looking element is derived from comparison of current and projected macro-economic indicators covering primary markets in which the Corporation operates.

Financial Liabilities

Debt modification

        The Corporation may pursue amendments to its credit agreements based on, among other things, prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. The accounting treatment of debt modifications is contingent upon whether the modified terms are substantially different than the previous terms. The terms of an amended debt agreement are considered substantially different when the discounted present value of the cash flows

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

under the new terms, discounted using the original effective interest rate, are at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is considered substantially different, the transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment. If the modification is not considered substantially different, an adjustment to the carrying amount of the original debt instrument is recorded, which is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Derivatives

        The Corporation uses derivative instruments for risk management purposes and does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value in the unaudited interim condensed consolidated statements of financial position. For derivatives not designated as hedging instruments, the re-measurement of those derivatives each period is recognized in the unaudited interim condensed consolidated statements of earnings.

        Derivatives are measured at fair value using pricing and valuation models whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources.

        As permitted by IFRS 9, the Corporation has elected to continue to apply the hedge accounting requirements of IAS 39 rather than the new requirements of IFRS 9.

IFRS 15, Revenues from Contracts with Customers

        The Corporation has applied IFRS 15, Revenues from Contracts with Customers from January 1, 2018. As permitted, the Corporation has applied the standard using the modified retrospective approach, whereby the cumulative impact of adoption is recognized in opening retained earnings. Comparative information for 2017 has not been restated.

        The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by the Corporation.

        For further information regarding the impact of IFRS 15, see note 16.

Significant accounting estimates

Valuation of acquired intangible assets

        Acquisitions may result in the recognition of software technology, customer relationships, partnership agreements and brands. These are valued using various valuation methodologies, such as market, income and cost methods. In applying these methodologies, certain key judgements and assumptions are made by management. Key judgements and assumptions include, but are not limited to, estimating future cash flows, selecting discount rates and selecting valuation methodologies. These estimates and assumptions are highly subjective and the ability to realize the future cash flows used in fair value calculations may be affected by changes in economic condition, economic performance or business strategies. For further information regarding the valuation of acquired intangible assets as it relates to the CrownBet acquisition, see note 14.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

3. RECENT ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements—not yet effective

IFRS 16, Leases

        The IASB recently issued IFRS 16 to replace IAS 17 "Leases". This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

        This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

        The Corporation intends to adopt IFRS 16 from its effective date of January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

4. REVENUE

        The Corporation recognized the following amounts in the unaudited interim condensed consolidated statements of earnings:

	Three months ended March 31,
	2018 $000's	2017 $000's
Revenue from contracts with customers	389,596	313,714
Other sources of revenue	3,295	3,606

Total revenue	392,891	317,320

        Revenues from contracts with customers have not been disaggregated as the nature of the revenue streams, contract duration and timing of transfer of services are all largely homogenous. For further information regarding revenues, including segment revenues by major product line (i.e., Poker and Casino & Sportsbook) and geographic region, see note 5.

5. SEGMENTAL INFORMATION

        For the three months ended March 31, 2018 and 2017, the Corporation had one reportable segment, primarily related to online gaming, which for the purposes of the financial statements is further divided into the Poker and Casino & Sportsbook business lines. The Corporation's "Chief Operating Decision Makers" receive product revenue information throughout the year for the purposes of assessing their respective performance. Other gaming related sources of revenue are aggregated into "Other Gaming", while certain other nominal sources of revenue and corporate costs are included in "Corporate".

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

5. SEGMENTAL INFORMATION (Continued)

        Segmental revenue and net earnings for the three months ended March 31, 2018:

	Three Months Ended March 31, 2018
	Poker $000's	Casino & Sportsbook $000's	Other Gaming $000's	Total Gaming $000's	Corporate $000's	Total $000's
Revenue	245,868	134,520	12,209	392,597	294	392,891
Selling				(61,297)	—	(61,297)
General and administrative				(150,704)	(10,691)	(161,395)
Financial				(44,614)	(401)	(45,015)
Gaming duty				(42,952)	—	(42,952)
Acquisition-related costs				—	(7,739)	(7,739)
Gain from investments				994	29	1,023

Net earnings (loss) before income taxes				94,024	(18,508)	75,516
Income taxes				1,274	(119)	1,155

Net earnings (loss)				92,750	(18,389)	74,361

Other segmental information
Depreciation & amortization				39,249	9	39,258
Bad debt				1,996	—	1,996
Total Assets as at March 31, 2018				5,545,567	18,239	5,563,806
Total Liabilities as at March 31, 2018				3,155,548	26,777	3,182,325

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

5. SEGMENTAL INFORMATION (Continued)

        Segmental revenue and net earnings for the three months ended March 31, 2017:

	Three Months Ended March 31, 2017
	Poker $000's	Casino & Sportsbook $000's	Other Gaming $000's	Total Gaming $000's	Corporate $000's	Total $000's
Revenue	218,664	86,780	11,854	317,298	22	317,320
Selling				(43,037)	(14)	(43,051)
General and administrative				(118,554)	(12,587)	(131,141)
Financial				(40,450)	(139)	(40,589)
Gaming duty				(34,533)	—	(34,533)
Acquisition-related costs				—	—	—
(Loss) gain from investments				(878)	1,313	435

Net earnings (loss) before income taxes				79,846	(11,405)	68,441
Income taxes				2,397	291	2,688

Net earnings (loss)				77,449	(11,696)	65,753

Other segmental information
Depreciation & amortization				35,658	77	35,735
Bad debt				1,776	—	1,776
Total Assets as at December 31, 2017				5,398,310	16,816	5,415,126
Total Liabilities as at December 31, 2017				3,089,732	21,963	3,111,695

        The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third-party licenses or approvals, its product offerings. The following tables set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the three months ended March 31,

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

5. SEGMENTAL INFORMATION (Continued)

2018 or 2017, as applicable, or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise.

	Three Months Ended March 31, 2018
	Poker $000's	Casino & Sportsbook $000's	Other Gaming $000's	Total Gaming $000's	Corporate $000's	Total $000's
Geographic Area
Isle of Man	93,513	6,329	—	99,842	—	99,842
Malta	57,740	74,639	1	132,380	—	132,380
Italy	23,278	18,209	139	41,626	—	41,626
United Kingdom	15,734	4,355	61	20,150	—	20,150
Spain	20,310	11,145	173	31,628	—	31,628
France	12,844	3,939	118	16,901	—	16,901
Other licensed or approved jurisdictions	22,449	15,904	11,717	50,070	294	50,364

	245,868	134,520	12,209	392,597	294	392,891

	Three Months Ended March 31, 2017
	Poker $000's	Casino & Sportsbook $000's	Other Gaming $000's	Total Gaming $000's	Corporate $000's	Total $000's
Geographic Area
Isle of Man	87,645	10,258	—	97,903	—	97,903
Malta	52,171	49,241	—	101,412	—	101,412
Italy	21,735	10,882	157	32,774	—	32,774
United Kingdom	12,974	2,698	70	15,742	—	15,742
Spain	11,269	7,468	177	18,914	—	18,914
France	12,400	1,611	136	14,147	—	14,147
Other licensed or approved jurisdictions	20,470	4,622	11,314	36,406	22	36,428

	218,664	86,780	11,854	317,298	22	317,320

        The Corporation's effective corporate income tax rate for the three months ended March 31, 2018 was 1.53%, as the Corporation primarily operates from the Isle of Man and Malta, which are low tax jurisdictions. In addition to corporate income tax, the Corporation also pays significant amounts of gaming duties, value-added tax, employment-related taxes, withholding taxes and business rate taxes. As a result, the Corporation pays significant levels of tax globally with its total tax contributions for the three months ended March 31, 2018 being $62.0 million (March 31, 2017—$49.2 million).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

5. SEGMENTAL INFORMATION (Continued)

        The distribution of some of the Corporation's non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at March 31,	As at December 31,
	2018 $000's	2017 $000's
Geographic Area
Canada	56,969	53,394
Isle of Man	4,418,398	4,446,503
Italy	369	35
United Kingdom	6,018	6,511
France	—	—
Other licensed or approved jurisdictions*	182,471	15,744

	4,664,225	4,522,187

*
The increase in non-current assets in other licensed or approved jurisdictions as at March 31, 2018 is primarily due to the acquisition of CrownBet. See note 14.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

6. EXPENSES CLASSIFIED BY NATURE

	Three Months Ended March 31,
	2018 $000's	2017 $000's
Financial
Interest and bank charges	39,008	43,002
Foreign exchange loss (gain)	6,007	(2,413)

	45,015	40,589
General and administrative
Processor costs	20,012	16,774
Office and IT costs	26,283	18,476
Salaries and fringe benefits	46,815	37,928
Research and development salaries	7,817	7,100
Stock-based compensation	2,383	2,164
Depreciation of property and equipment	2,744	2,161
Amortization of deferred development costs	4,052	1,877
Amortization of intangible assets	32,462	31,697
Professional fees	16,716	17,813
Impairment of (reversal of impairment of) intangible assets and assets held for sale	115	(6,684)
Bad debt	1,996	1,776
Loss on disposal of assets	—	59

	161,395	131,141
Selling
Marketing	52,373	36,096
Royalties	8,924	6,955

	61,297	43,051

Gaming duty	42,952	34,533

Acquisition-related costs
Professional fees	7,739	—

	7,739	—

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

7. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per Common Share for the following periods:

	Three Months Ended March 31,
	2018	2017
Numerator
Numerator for basic and diluted earnings per Common Share—net earnings	$75,451,000	$65,411,000

Denominator
Denominator for basic earnings per Common Share—weighted average number of Common Shares	148,232,971	145,561,694

Effect of dilutive securities
Stock options	1,381,259	587,100
Performance share units	235,943	—
Deferred stock units	99,348	—
Restricted share units	97,085	—
Warrants	1,681,463	48,393
Convertible Preferred Shares	57,767,604	54,459,362

Effect of dilutive securities	61,262,702	55,094,855

Dilutive potential for diluted earnings per Common Share	209,495,673	200,656,549

Basic earnings per Common Share	$0.51	$0.45
Diluted earnings per Common Share	$0.36	$0.33

8. GOODWILL AND INTANGIBLE ASSETS

        The provisional fair values of goodwill and intangible assets acquired through business combinations during the three months ended March 31, 2018 are as follows:

Three months ended March 31, 2018 $000's
Acquisition of 62% interest in CrownBet (note 14)
Deferred development costs	35,276
Customer relationship	52,890
Partnership agreements	10,986
Goodwill	58,454

Total goodwill and intangible assets acquired	157,606

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

9. LONG-TERM DEBT

        The following is a summary of long-term debt outstanding at March 31, 2018 and December 31, 2017 (all capitalized terms used in the table below relating to such long-term debt are defined below in this note):

	Interest rate	March 31, 2018, Principal outstanding balance in local denominated currency 000's	March 31, 2018 Carrying amount $000's	December 31, 2017, Principal outstanding balance in local denominated currency 000's	December 31, 2017 Carrying amount $000's
USD First Lien Term Loan	5.19%	1,890,794	1,821,130	1,895,654	1,848,397
EUR First Lien Term Loan	3.75%	381,242	440,451	382,222	453,540
USD Second Lien Term Loan	8.69%	95,000	78,716	95,000	56,632

Total long-term debt			2,340,297		2,358,569

Current portion			24,274		4,990

Non-current portion			2,316,023		2,353,579

        During the three months ended March 31, 2018, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	6.43%	19,420	4,662	24,082
EUR First Lien Term Loan	4.09%	4,417	1,989	6,406
USD Second Lien Term Loan	13.97%	2,068	661	2,729

Total		25,905	7,312	33,217

        During the three months ended March 31, 2017, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.42%	21,124	2,884	24,008
EUR First Lien Term Loan	4.09%	3,932	271	4,203
USD Second Lien Term Loan	13.28%	4,199	1,334	5,533

Total		29,255	4,489	33,744

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

9. LONG-TERM DEBT (Continued)

        The Corporation's debt balance as at March 31, 2018 was as follows:

	Opening Balance $000's	Adjustment on adoption of IFRS 9 $000's	Principal Movements $000's	Transaction costs $000's	Interest Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,848,397	(27,068)	(4,861)	—	4,662	—	1,821,130	19,443	1,801,687
EUR First Lien Term Loan	453,540	(25,340)	(1,207)	—	1,989	11,469	440,451	4,831	435,620
USD Second Lien Term Loan	56,632	21,423	—	—	661	—	78,716	—	78,716

Total	2,358,569	(30,985)	(6,068)	—	7,312	11,469	2,340,297	24,274	2,316,023

        The Corporation's debt balance as at December 31, 2017 was as follows:

	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Interest Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,965,928	(125,442)	(3,906)	11,817	—	1,848,397	7,042	1,841,355
EUR First Lien Term Loan	296,198	100,529	(829)	1,271	56,371	453,540	3,299	450,241
USD Second Lien Term Loan	166,453	(115,000)	—	5,179	—	56,632	(5,351)	61,983

Total	2,428,579	(139,913)	(4,735)	18,267	56,371	2,358,569	4,990	2,353,579

        As at March 31, 2018, the principal repayments of the Corporation's outstanding long-term debt over the next five years, as adjusted for revised estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans, amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years $000's
USD First Lien Term Loan	19,443	19,443	19,443	1,832,466	—
EUR First Lien Term Loan	4,831	4,831	4,831	455,358	—
USD Second Lien Term Loan	—	—	—	—	95,000

Total	24,274	24,274	24,274	2,287,824	95,000

(a)   First and Second Lien Term Loans

        On August 1, 2014, the Corporation completed the acquisition of Stars Interactive Group (the "Stars Interactive Group Acquisition"), which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Giving effect to a previously disclosed refinancing in August 2015 (the "Refinancing"), and the Repricing (as defined below), as at March 31, 2018, the first lien term loans consisted of a $1.96 billion first lien term loan priced at LIBOR plus 3.50% (the "USD First Lien Term Loan") and a €392 million seven-year first lien term loan priced at Euribor plus 3.75% (the "EUR First Lien Term Loan" and, together with the USD First Lien Term Loan, the "First Lien Term Loans"), with 1.00% LIBOR and 0% Euribor floors, respectively, and each repayable on August 22, 2021. Also giving effect to the Refinancing, Repricing and Prepayments (as defined below), as at March 31, 2018, the

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

9. LONG-TERM DEBT (Continued)

second lien term loan consisted of a $95 million loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the "USD Second Lien Term Loan").

        On March 3, 2017, the Corporation completed the repricing and retranching of the First Lien Term Loans and amended the applicable credit agreement (collectively, the "Repricing"). The Repricing included reducing the applicable interest rate margin on the First Lien Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points and Euribor plus 375 basis points with a 0% Euribor floor, respectively, and retranching such loans by raising €100 million of incremental debt on the EUR First Lien Term Loan and using the proceeds to reduce the USD First Lien Term Loan by $106 million. The Corporation and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the Repricing and waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively.

        The Repricing was accounted for as a debt modification as the terms of the amended credit agreement were not considered to be substantially different than the previous terms and as a result there was no significant impact on the carrying amount.

        On August 8, 2017, and September 20, 2017, the Corporation made principal prepayments without penalty (the "Prepayments") of $40 million and $75 million, respectively, under the USD Second Lien Term Loan using cash on its balance sheet, cash flow from operations, or a combination thereof.

First Lien Term Loans

        Except as set forth above and as at March 31, 2018, the Corporation was required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. As noted above, the Corporation and the lenders amended the credit agreement for the First Lien Term Loans to, among other things, waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively.

        The agreement for the First Lien Term Loans restricts Stars Group Holdings B.V. and its subsidiaries from, among other things, incurring additional debt or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

        Subsequent to March 31, 2018, the Corporation amended and extended the First Lien Term Loans and amended the applicable credit agreement. For further details, see note 17.

Second Lien Term Loan

        Giving effect to the Refinancing and Prepayments, the principal balance of the USD Second Lien Term Loan decreased to $95 million as at March 31, 2018. The applicable and effective interest rates are noted on the tables above. Subsequent to March 31, 2018, the Corporation repaid the USD Second Lien Term Loan in full. For further details, see note 17.

10. DERIVATIVES

        The Corporation is exposed to interest rate and currency risk. The Corporation uses derivative financial instruments for risk management purposes and anticipates that such instruments will mitigate

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

10. DERIVATIVES (Continued)

interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.

Cash flow hedge accounting

        On March 2, 2015, a subsidiary of the Corporation entered into cross-currency interest rate swap agreements (the "March 2015 Swap Agreements"). A USD notional amount of $1.74 billion was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 1.0%). The March 2015 Swap Agreements, which mature in five years, fix the Euro to USD exchange rate at 1.1102 and fix the Euro interest payments at an average rate of 4.6016%.

        In connection with the Refinancing, a subsidiary of the Corporation entered into two additional cross-currency interest rate swap agreements to hedge the interest rate and foreign exchange, effective August 12, 2015, for a USD notional amount of $325 million (the "August 2015 Swap Agreements" and together with the March 2015 Swap Agreements, the "Swap Agreements"). A portion of the August 2015 Swap Agreements (USD notional amount of $302 million) was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 1.0%). The August 2015 Swap Agreements, which mature in five years, fix the Euro to USD exchange rate at 1.094 and fix the Euro interest payments at an average rate of 4.657%. During the three months ended March 31, 2017, the Corporation unwound and settled a notional principal amount of $616.54 million of the Swap Agreements for a gain of $13.9 million.

        As part of the Repricing, the Corporation reduced the applicable interest rate margin on the First Lien Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points. As a result, the Corporation de-designated and re-designated the applicable hedging instruments in new hedge accounting relationships. An amount of $5.20 million was recognized as financial expenses during the three months ended March 31, 2018 (March 31, 2017—$2.45 million) relating to the amortization of the other comprehensive income balance brought forward from the previous hedge accounting relationship.

        During the three months ended March 31, 2018 and 2017, there was no ineffectiveness with respect to the cash flow hedge.

        During the three months ended March 31, 2018, $5.25 million (March 31, 2017—$3.0 million) was reclassified from "Reserves" to the unaudited interim condensed consolidated statement of earnings as Financial expenses.

        The fair value of the Swap Agreements in hedging relationships included in the derivative liabilities of the Corporation as at March 31, 2018 was $130.15 million (December 31, 2017—$111.76 million).

Net investment hedge accounting

        During the three months ended March 31, 2018 and during a portion of the year ended December 31, 2017, the Corporation designated a portion of the USD First Lien Term Loan, its entire principal amount of the USD Second Lien Term Loan and its then-outstanding deferred consideration (i.e., the deferred purchase price for the Stars Interactive Group Acquisition) as a foreign exchange hedge of its net

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

10. DERIVATIVES (Continued)

investment in its foreign operations. Accordingly, the portion of the gains arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the unaudited interim condensed consolidated statements of comprehensive income (loss), counterbalancing a portion of the losses arising from translation of the Corporation's net investment in its foreign operations. During the three months ended March 31, 2018, there was no ineffectiveness with respect to the net investment hedge.

        For the three months ended March 31, 2018, the Corporation recorded an unrealized exchange loss on translation of $19.94 million (for the three months ended March 31, 2017—a loss of $25.02 million) in the "Cumulative translation adjustment" in reserves related to the translation of a portion of the USD First Lien Term Loan, USD Second Lien Term Loan and the deferred consideration.

Deal contingent derivative

        As previously announced, a subsidiary of the Corporation entered into agreements to increase its equity interest in CrownBet from 62% to 80% and for CrownBet to acquire William Hill Australia Holdings Pty Ltd. ("William Hill Australia") (see note 17). Both of these transactions closed on April 24, 2018. The aggregate purchase price for both of these transactions was $315 million, of which $234 million was paid in cash for William Hill Australia. In connection with these transactions, to hedge its risk of AUD appreciation relative to USD, on March 14, 2018, the Corporation entered into a deal contingent forward contract to purchase AUD and sell USD at a contracted strike price.

        The deal contingent derivative was classified and measured at fair value through profit or loss, and the fair value was determined using the probability distribution approach, comparing the all-in forward rate to the contracted strike price for each possible date the transaction was expected to close, and then discounted to the valuation date. An unrealized loss of $7.5 million related to the fair value changes to this derivative has been recognized in the unaudited interim condensed consolidated statement of earnings for the three months ended March 31, 2018 and is included as part of the financial costs (foreign exchange) category in note 6. The deal contingent derivative was categorized as a Level 3 within the fair value hierarchy. The Corporation did not account for the deal contingent derivative as a qualifying hedge under IFRS 9.

        The Corporation completed the acquisitions on April 24, 2018 (see note 17).

Put option

        In connection with the Corporation's acquisition on February 27, 2018 of a 62% equity interest in CrownBet for AUD$150 million (see note 14), the Corporation entered into a put option deed with an exercise price equal to the purchase price of the 62% equity interest in CrownBet (AUD$150 million) plus interest. The put option was set to expire on the earlier of February 28, 2019 or the completion of the purchase of William Hill Australia (the latter occurred on April 24, 2018).

        The put option was determined to be a derivative asset and classified and measured at fair value through profit or loss as it does not pass the requirements to be recognized at amortized cost. The put option derivative asset was recorded as at March 31, 2018 at its fair value of $0.6 million. The fair value of the put option was determined using the Black-Scholes valuation model based on the following assumptions, adjusted for the estimated probability of completing the acquisition of William Hill Australia: expected volatility of 19.7%; expected life of 1 year; risk-free interest rate of 1.87% and the estimated

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

10. DERIVATIVES (Continued)

probability of completing the purchase of William Hill Australia of 95%. The put option has been categorized as a Level 3 within the fair value hierarchy. An unrealized gain of $0.6 million related to the fair value change of this derivative has been recognized in the unaudited interim condensed consolidated statement of earnings for the three months ended March 31, 2018 and is included as part of the financial costs (foreign exchange) category in note 6. The Corporation did not account for the put option as a qualifying hedge.

        The following table summarizes the fair value of derivatives as at March 31, 2018 and December 31, 2017 and the change in fair value for the three months ended March 31, 2018 and the year ended December 31, 2017:

Derivative Assets	Forward Contracts $000's	Cross- currency interest rate swap contracts $000's	Currency options $000's	Put Option $000's	Total $000's
Opening balance, as at January 1, 2017	—	52,038	—	—	52,038
Acquisition	—	—	906	—	906
Realized loss	—	—	(375)	—	(375)
Settlement	—	(13,904)	726	—	(13,178)
Unrealized gain (loss) in fair value	2,037	(38,134)	(1,257)	—	(37,354)

Total derivative asset as at December 31, 2017	2,037	—	—	—	2,037
Put option arising on acquisition	—	—	—	604	604
Realized loss	(1,716)	—	—	—	(1,716)
Unrealized gain in fair value	2,781	—	—	—	2,781

Total derivative asset as at March 31, 2018	3,102	—	—	604	3,706

Current portion	3,102	—	—	604	3,706

Non-current portion	—	—	—	—	—

Derivative Liabilities	Forward contracts $000's	Cross- currency interest rate swap contracts $000's	Deal contingent forward	Put liability $000's	Total $000's
Opening balance, as at January 1, 2017	4,922	—	—	5,594	10,516
Unrealized (gain) loss in fair value	(1,826)	110,855	—	—	109,029
Realized gain on settlement	(2,829)	—	—	—	(2,829)
Settlement	(177)	—	—	(5,594)	(5,771)
Accretion	—	—	—	—	—
Translation	(90)	907	—	—	817

Total derivative liability as at December 31, 2017	—	111,762	—	—	111,762
Unrealized loss in fair value	—	15,801	7,452	—	23,253
Translation	—	2,586	—	—	2,586

Total derivative liability as at March 31, 2018	—	130,149	7,452	—	137,601

Current portion	—	—	7,452	—	7,452

Non-current portion	—	130,149	—	—	130,149

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

11. PROVISIONS

        The provisions in the unaudited interim condensed consolidated statements of financial position include, among other items, the provision for jackpots, the provision for deferred consideration (primarily relating to the deferred payment for the Stars Interactive Group Acquisition) and the minimum revenue guarantees or EBITDA support agreement, as applicable, in connection with the sale of WagerLogic Malta Holdings Ltd., the sale of Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) ("Chartwell") and CryptoLogic Ltd., to NYX Gaming Group Limited ("NYX Gaming Group") and NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group ("NYX Sub" and such sale, the "Chartwell/Cryptologic Sale"), and the initial public offering (the "Innova Offering") of Innova Gaming Group Inc. ("Innova").

        The carrying amounts and the movements in the provisions during the periods ended March 31, 2018 and December 31, 2017 are as follows:

	Player bonuses and jackpots $000's	Deferred consideration(*) $000's	Minimum revenue guarantee $000's	Other $000's	Total $000's
Balance at January 1, 2017	1,571	202,515	17,636	—	221,722
Adjustment to provision recognized	48,146	(815)	(121)	—	47,210
Payments	(44,121)	(197,510)	(9,311)	—	(250,942)
Accretion of discount	—	2,048	839	—	2,887
Reclassification	(1,444)	—	—	—	(1,444)
Foreign exchange translation losses	113	62	1,075	—	1,250

Balance at December 31, 2017	4,265	6,300	10,118	—	20,683
Provisions acquired on business combinations	—	—	—	705	705
Adjustment to provision recognized	10,960	—	—	16	10,976
Payments	(8,875)	—	(2,713)	—	(11,588)
Accretion of discount	—	—	142	117	259
Reclassification	—	—	—	—	—
Foreign exchange translation gains	(38)	—	(148)	—	(186)

Balance at March 31, 2018	6,312	6,300	7,399	838	20,849

Current portion at December 31, 2017	4,265	6,300	7,025	—	17,590
Non-current portion at December 31, 2017	—	—	3,093	—	3,093

Current portion at March 31, 2018	6,312	6,300	5,074	23	17,709
Non-current portion at March 31, 2018	—	—	2,325	815	3,140

(*)
The closing provision of $6.30 million as at March 31, 2018 is contingent on future events.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

12. SHARE CAPITAL

        The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares ("Preferred Shares"), with no par value, issuable in series. As at March 31, 2018, 148,602,549 Common Shares were issued, outstanding and fully paid (December 31, 2017—147,947,874).

        As at March 31, 2018, the Preferred Shares were convertible into 58,927,730 Common Shares (as at December 31, 2017—58,084,801).

        During the three months ended March 31, 2018:

  •
  the Corporation issued 640,788 Common Shares for cash consideration of $9.75 million as a result of the exercise of equity awards. The exercised stock options were initially valued at $1.83 million. Upon the exercise of such equity awards, the value originally allocated to the equity awards in reserves was reallocated to the Common Shares so issued.

  •
  the Corporation issued 13,887 Common Shares as a result of the conversion of 271 Preferred Shares, which were initially valued at $0.21 million. This value was reallocated from such Preferred Shares to the Common Shares issued upon the conversion thereof.

  13. RESERVES

          The following table highlights the classes of reserves included in the Corporation's equity:

	Warrants $000's	Equity awards $000's	Treasury shares $000's	Cumulative translation adjustments $000's	Available- for-sale investments $000's	Financial assets at FVOCI $000's	Derivatives $000's	Other $000's	Total $000's
Balance—January 1, 2017	14,638	31,142	(30,035)	77,171	(9,983)	—	(48,335)	1,249	35,847
Cumulative translation adjustments	—	—	—	(189,012)	—	—	—	—	(189,012)
Stock-based compensation	—	10,622	—	—	—	—	—	—	10,622
Exercise of equity awards	—	(5,258)	—	—	—	—	—	—	(5,258)
Realized (losses) gains	—	—	—	—	(37,090)	—	160,069	—	122,979
Unrealized gains (losses)	—	—	—	—	32,474	—	(151,311)	—	(118,837)
Reclassification (see below)	50	—	—	(8,868)	9,197	—	—	(379)	—
Deferred Tax on stock-based compensation	—	359	—	—	—	—	—	—	359
Other	—	—	493	—	—	—	5,594	(5,127)	960

Balance—December 31, 2017	14,688	36,865	(29,542)	(120,709)	(5,402)	—	(33,983)	(4,257)	(142,340)
Impact of adoption of IFRS 9	—	—	—	—	45	168	—	—	213
Reclassification	—	—	—	15	5,357	—	—	(5,372)	—

Balance—January 1, 2018 (restated) (note 16)	14,688	36,865	(29,542)	(120,694)	—	168	(33,983)	(9,629)	(142,127)
Cumulative translation adjustments	—	—	—	(45,243)	—	—	—	—	(45,243)
Stock-based compensation	—	2,383	—	—	—	—	—	—	2,383
Exercise of equity awards	—	(1,832)	—	—	—	—	—	—	(1,832)
Realized gains	—	—	—	—	—	30	38,216	—	38,246
Unrealized losses	—	—	—	—	—	(789)	(33,095)	—	(33,884)
Reversal of deferred tax on stock-based compensation	—	(359)	—	—	—	—	—	—	(359)
Impairment of debt instruments at FVOCI	—	—	—	—	—	(23)	—	—	(23)

Balance—March 31, 2018	14,688	37,057	(29,542)	(165,937)	—	(614)	(28,862)	(9,629)	(182,839)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

13. RESERVES (Continued)

        During the year ended December 31, 2017, the principal reclassification made by the Corporation was $9.19 million from the Cumulative translation adjustments reserve to the "Available-for-sale investments" reserve to correct an error in the recording of the change in valuation of the Available-for-sale investments as at December 31, 2015.

14. ACQUISITION OF SUBSIDIARIES

CrownBet

        As previously disclosed on February 27, 2018, a subsidiary of the Corporation acquired a 62% controlling equity interest in CrownBet, an Australian-based online sportsbook. Pursuant to a shareholders agreement (the "Shareholders Agreement"), the Corporation is entitled to, among other things, appoint a majority of the directors on the board of directors of CrownBet. As is typical, the Shareholders Agreement also includes a number of rights which protect the minority shareholders in certain circumstances that are directly harmful to the minority, including as it relates to significant changes to business scope or material acquisitions.

        The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are set out in the table below:

As at February 27, 2018 $000's
Financial assets	28,960
Property, plant and equipment	6,192
Identifiable intangible assets (note 8)	99,152
Financial liabilities	(59,223)
Deferred tax liability	(13,994)

Total identifiable assets	61,087
Non-controlling interest	(1,834)
Goodwill	58,454

Total consideration	117,707

Satisfied by:
Cash	117,707
Less: Cash and cash equivalent balances acquired	17,003

Net cash outflow arising on acquisition	100,704

        The fair value of the financial assets includes receivables with a fair value of $4.7 million and a gross contractual value of $7.8 million. The Corporation's best estimate at the acquisition date of the contractual cash flows not to be collected is $3.1 million.

        Included in the amounts recognized is a deferred tax liability of $14.0 million, comprising of $22.4 million deferred tax liability related to acquired intangible assets and $8.4 million deferred tax asset related to other temporary differences.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

14. ACQUISITION OF SUBSIDIARIES (Continued)

        The non-controlling interest in CrownBet is measured at the proportionate share of net assets of the subsidiary.

        The main factors leading to the recognition of goodwill as a result of the acquisition are the value inherent in the acquired business that cannot be recognized as a separate asset under IFRS, including future incremental earnings potential resulting from further diversification of the Corporation's business geographically and the expansion of its online sports betting product offerings. The goodwill is not deductible for tax purposes.

        Acquisition-related costs directly related to the CrownBet acquisition were $3.5 million and were expensed in the unaudited interim condensed consolidated statements of earnings.

        CrownBet contributed $11.1 million of revenue and a loss of $2.3 million to the Corporation's net earnings for the period between the date of acquisition and March 31, 2018.

        CrownBet revenue has been reported as part of the Casino & Sportsbook revenues in the segmental reporting note.

        If the acquisition of CrownBet had been completed on the first day of the financial year, the Corporation's revenues and net earnings for the three months ended March 31, 2018 would have been $418.8 million and $77.3 million, respectively.

        The Corporation has not completed its assessment or valuation of certain assets acquired and liabilities assumed in connection with the acquisition; therefore the information disclosed above for identifiable intangible assets, financial assets, financial liabilities and deferred tax liability is completed on a provisional basis and is subject to change based on further review of assumptions and if any new information is obtained about facts and circumstances that existed as of the acquisition date.

Other

        During the three months ended March 31, 2018, a subsidiary of the Corporation also acquired 100% of the equity interests in two subsidiaries, Publipoker S.R.L. and Keiem Ltd, for a total consideration, net of cash acquired, of $1.0 million.

15. FAIR VALUE

        The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and their low credit risk.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

15. FAIR VALUE (Continued)

        Certain of the Corporation's financial assets and liabilities are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets and liabilities are determined as at each of March 31, 2018 and December 31, 2017:

	As at March 31, 2018
	Fair value & carrying value $000's	Level 1 $000's	Level 2 $000's	Level 3 $000's
Bonds—FVOCI	109,650	109,650	—	—
Equity in unquoted companies—FVTPL	9,298	—	—	9,298
Derivatives	3,706	—	3,102	604

Total financial assets	122,654	109,650	3,102	9,902

Derivatives	137,601	—	137,601	—

Total financial liabilities	137,601	—	137,601	—

	As at December 31, 2017
	Fair value & carrying value $000's	Level 1 $000's	Level 2 $000's	Level 3 $000's
Bonds—Available-for-sale	115,343	115,343	—	—
Funds—Available-for-sale	7,045	7,045	—	—
Equity in unquoted companies—Available-for-sale	6,981	—	—	6,981
Equity in quoted companies—Available-for-sale	281	281	—	—

Total available-for-sale	129,650	122,669	—	6,981

Derivatives	2,037	—	2,037	—

Total financial assets	131,687	122,669	2,037	6,981

Derivatives	111,762	—	111,762	—

Total financial liabilities	111,762	—	111,762	—

        The fair values of other financial assets and liabilities measured at amortized cost on the unaudited interim condensed consolidated statements of financial position as at each of March 31, 2018, and December 31, 2017 are as follows:

	As at March 31, 2018
	Fair value $000's	Level 1 $000's	Level 2 $000's	Level 3 $000's
First Lien Term Loans	2,373,926	—	2,373,926	—
USD Second Lien Term Loan	95,416	—	95,416	—

Total financial liabilities	2,469,342	—	2,469,342	—

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

15. FAIR VALUE (Continued)

	As at December 31, 2017*
	Fair value $000's	Level 1 $000's	Level 2 $000's	Level 3 $000's
First Lien Term Loans	2,370,335	—	2,370,335	—
USD Second Lien Term Loan	95,713	—	95,713	—

Total financial liabilities	2,466,048	—	2,466,048	—

*
The Corporation reassessed the fair value hierarchy of its long-term debt and reclassified it from Level 1 to Level 2 fair value hierarchy.

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation's specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

        For the Corporation's financial instruments which are recognized in the unaudited interim condensed consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

  •
  Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities;

  •
  Level 2—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

  •
  Level 3—Inputs for the asset or liability that are not based on observable market data.

        Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred as part of its periodic measurement of fair values. There were no transfers in or out of Level 1, 2 or 3 during the three months ended March 31, 2018.

Valuation of Level 2 fair values

Long-Term Debt

        The Corporation estimates the fair value of its long-term debt by using a composite price derived from observable market data for a basket of similar instruments.

Derivative Financial Instruments—cross-currency interest rate swaps

        Currently, the Corporation uses cross-currency swap and interest rate swap agreements to manage its interest rate and foreign currency risk and foreign currency forward contracts to manage foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

15. FAIR VALUE (Continued)

including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, spot and forward rates.

        To comply with the provisions of IFRS 13, Fair value measurement, the Corporation incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the respective counterparty's non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

        Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of March 31, 2018 and December 31, 2017, the Corporation assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Corporation determined that its cross-currency interest rate swap valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Derivative Financial Instruments—deal contingent derivative

        Refer to note 10 for details on the valuation of the deal contingent derivative.

Reconciliation of Level 3 fair values

        Some of the Corporation's financial assets and liabilities are classified as Level 3 of the fair value hierarchy because the respective fair value determinations use inputs that are not based on observable market data. As at March 31, 2018, and December 31, 2017 for each Level 3 asset or liability the valuation techniques and key inputs used by the Corporation were as follows:

  •
  Equity in private companies (Level 3 Asset): The Corporation uses a valuation model based on market multiples derived from quoted prices of companies comparable to the investee.

  •
  Put option (Level 3 Asset): The Corporation has measured the value of the put option granted in connection with the Corporation's acquisition of a 62% equity interest in CrownBet (see note 14) using the Black-Scholes valuation model (see note 10).

  •
  Innova EBITDA support agreement (Level 3 Liability): As previously disclosed, in connection with the Innova Offering, the Corporation entered into an EBITDA support agreement with Innova. The Corporation uses a net present value approach for the Innova EBITDA support agreement using a 5.7% discount rate (2017—5.7% discount rate).

  •
  Licensing Agreement (Level 3 Liability): As previously disclosed, in connection with the Chartwell/Cryptologic Sale, a subsidiary of the Corporation entered into a supplier licensing agreement with NYX Gaming Group (the "Licensing Agreement"). The Corporation uses a net present value approach for the Licensing Agreement using a 5.7% discount rate, 9% revenue share percentage and long-term revenue forecast (2017—5.7% and 9%, respectively).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

15. FAIR VALUE (Continued)

        The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values:

	Level 3 Asset $000's	Level 3 Promissory note $000's
Balance—January 1, 2017	15,249	4,827
Gain included in income from investments	(398)	—
Interest accretion included in financial expenses	—	256
Gain on settlement	—	3,001
Settlement of promissory note	—	(8,084)
NYX Sub Preferred Shares transfer out of Level 3	(8,526)	—
Unrealized gain included in other comprehensive income	656	—

Balance—December 31, 2017	6,981	—
Adjustment on adoption of IFRS 9	1,787	—

Balance—January 1, 2018 (restated)	8,768	—
Fair value movement on FVTPL investments	517	—
Fair value movement on put option	604	—
Translation	13	—

Balance—March 31, 2018	9,902	—

Level 3 Liability $000's
Balance—January 1, 2017	201,100
Accretion	2,048
Repayment of deferred consideration	(197,510)
Gain on settlement of deferred consideration	(44)
Settlement of put liability	(5,594)

Balance—December 31, 2017	—

16. ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 9, Financial Instruments

        As referenced in note 2 above, the Corporation adopted IFRS 9, Financial Instruments on January 1, 2018. The impact of the Corporation's transition to IFRS 9 is summarized below.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

16. ADOPTION OF NEW ACCOUNTING STANDARDS (Continued)

Classification of financial assets

        As of January 1, 2018, management assessed which business models apply to the financial assets held by the Corporation and classified those financial assets into the appropriate IFRS 9 categories as follows:

Financial assets—January 1, 2018	FVTPL $000's	Available-for- sale $000's	FVOCI $000's	Total financial assets $000's
Opening balance—IAS 39	—	129,650	—	129,650
Reclassification of bonds from AFS to FVOCI	—	(115,343)	115,343	—
Reclassification of funds from AFS to FVTPL	7,045	(7,045)	—	—
Reclassification of equity in unquoted companies from AFS to FVTPL	6,981	(6,981)	—	—
Reclassification of equity in quoted companies from AFS to FVTPL	281	(281)	—	—

Opening balance—IFRS 9	14,307	—	115,343	129,650

Impairment of financial assets

        The Corporation holds three types of financial assets subject to the new expected credit losses model applicable under IFRS 9 as follows:

        Trade receivables carried at amortized cost;

        Debt instruments carried at FVOCI; and

        Other financial assets carried at amortized cost.

        The Corporation was required to revise its impairment methodology upon adoption of IFRS 9 for each of these classes of financial assets.

        The nature of the Corporation's business does not generate significant receivables and its investments are considered low risk as it pursues an investment strategy which only permits highly liquid investments with reputable financial institutions.

        The impact of the change in impairment methodology on the opening carrying amounts of these financial assets and the opening balance of retained earnings is disclosed in the measurement of financial instruments table below.

Financial liabilities—debt modification

        The Corporation was required to adjust the carrying amount of its existing long-term debt in respect of historic debt modifications upon adoption of IFRS 9. The adjustment required in respect of each of the historic debt modifications was calculated as the difference between the present value of the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This differs from the treatment under IAS 39, which required an adjustment to the prevailing effective interest rate on the loan, rather than an adjustment to the carrying amount.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

16. ADOPTION OF NEW ACCOUNTING STANDARDS (Continued)

        The impact of the change in treatment of historic debt modifications on the carrying amount of long-term debt and the opening balance of retained earnings is disclosed in the measurement of financial instruments table below.

Derivatives and hedging

        As permitted by IFRS 9, the Corporation elected to continue to apply the hedge accounting requirements of IAS 39 to all its hedge accounting relationships, resulting in no impact upon adoption.

Measurement of financial instruments

        The table below illustrates the result of adoption of IFRS 9 as of January 1, 2018 and the measurement impact on the respective categories of financial instruments:

			Carrying amount
	Measurement Category				Adjustment to opening retained earnings $000's
	Original (IAS 39)	New (IFRS 9)	Original (IAS 39) $000's	New (IFRS 9) $000's
Bonds	Available-for-sale	FVOCI	115,343	115,343	213
Funds	Available-for-sale	FVTPL	7,045	7,045	—
Equity in unquoted companies	Available-for-sale	FVTPL	6,981	8,767	(1,786)
Equity in quoted companies	Available-for-sale	FVTPL	281	281	—
Trade receivables	Loans and receivables	Amortized cost	112,227	111,435	792
Cash and restricted cash	Loans and receivables	Amortized cost	564,018	563,037	981
Long-term debt	Amortized cost	Amortized cost	(2,358,569)	(2,327,584)	(30,985)

			(1,552,674)	(1,521,676)	(30,785)

        The Corporation has not designated any financial assets that meet the criteria for classification at amortized cost or FVOCI as FVTPL on initial recognition.

IFRS 15, Revenue from contracts with customers

        As referenced in note 2 above, the Corporation adopted IFRS 15, Revenue from contracts with customers on January 1, 2018.

        The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by the Corporation.

        The Corporation has amended the presentation and disclosure of total revenue (see note 4), as a result of the requirement under IFRS 15 to present revenue from contracts with customers separately from other sources of revenue. Notwithstanding the presentation and disclosure requirement of IFRS 15 for total revenue, the Corporation continues to present segment revenues, including by major product line (i.e. Poker and Casino & Sportsbook) and geographical region (see note 5), which are presented and disclosed as they were prior to the Corporation's adoption of IFRS 15.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

17. SUBSEQUENT EVENTS

        As previously disclosed, on March 6, 2018, a subsidiary of the Corporation entered into agreements to increase its equity interest in CrownBet from 62% to 80% and for CrownBet to acquire William Hill Australia, an Australian-based online sportsbook. On April 24, 2018, the Corporation announced that these transactions had both been successfully completed. The aggregate purchase price for these transactions was $435 million (inclusive of $117.7 million to acquire a 62% equity interest in CrownBet, see note 14), which was paid in a combination of cash and the issuance of approximately 3.1 million newly-issued Common Shares. The management team of CrownBet is entitled to an additional payment of up to $182 million in 2020 subject to certain performance conditions and payable in cash, additional Common Shares or a combination thereof, at the Corporation's discretion.

        Due to the proximity of the transactions noted above to the approval of the Corporation's unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018, it is not possible for the Corporation to finalize the accounting for such transactions, including disclosure details of goodwill, fair value of consideration (actual and contingent), assets and liabilities assumed, contingent liabilities recognized, transactions recognized separately, non-controlling interests and the impact on the amounts reported in the statement of comprehensive income.

        On April 6, 2018, the Corporation successfully increased, repriced and extended its First Lien Term Loans and revolving credit facility ("Credit Facility"), and amended and restated the applicable credit agreement (collectively, the "2018 Amend and Extend"). The 2018 Amend and Extend included, among other things, an increase in the USD First Lien Term Loan and EUR First Lien Term Loan to $2.17 billion and €500 million, respectively, an extension of the respective maturity dates to April 6, 2025, and a decrease in pricing of 50 basis points to LIBOR plus 3.00% and Euribor plus 3.25%, respectively. The Corporation's Credit Facility was also increased from $100 million to $225 million and priced at LIBOR plus 2.75% with a new maturity date of April 6, 2023. The margin for the Credit Facility is subject to leverage-based step-downs. The Corporation used $95 million of the increased First Lien Term Loans to fully repay the USD Second Lien Term Loan, and used $250 million on April 24, 2018 to complete the previously announced acquisition of an additional 18% equity interest in CrownBet and CrownBet's acquisition of William Hill Australia. The Stars Group and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the foregoing transactions and add certain operational and financial flexibility.

        As previously disclosed, on April 21, 2018, the Corporation agreed to acquire Sky Betting and Gaming ("SBG"), one of the United Kingdom's leading online sports betting and gaming providers. The aggregate purchase price is $4.7 billion, of which $3.6 billion will be payable in cash and the remainder will be payable through the issuance of approximately 37.9 million newly-issued Common Shares. For the three months ended March 31, 2018, the Corporation has incurred professional fees of $4.2 million in relation to the acquisition of SBG.

        Completion of the transaction is conditional upon obtaining customary approvals from the TSX, Nasdaq, and certain gaming and other regulatory authorities, in addition to the completion of other customary closing conditions. To finance the cash portion of the purchase price for the transaction, the Corporation obtained fully committed debt financing of $6.9 billion, including $5.1 billion of first lien term loans, $1.4 billion of senior unsecured notes and a $400 million revolving credit facility. The funded proceeds of $6.5 billion will be used for the cash portion of the transaction consideration, refinancing the Corporation's existing First Lien Term Loans and repaying SBG's outstanding debt.

 Cyan Blue Topco Limited

Non-statutory financial statements

Registered on the Island of Jersey

Registered number: 116297

Directors Responsibilities statement

Directors' responsibilities statement

        The directors are responsible for preparing the non-statutory financial statements in accordance with applicable law and regulations.

        Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards (IFRSs). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

  •
  properly select and apply accounting policies;

  •
  present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

  •
  provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and

  •
  make an assessment of the company's ability to continue as a going concern.

        The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group's transactions and disclose with reasonable accuracy at any time the financial position of the Group. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditor's report to the directors of Cyan Blue Topco Limited

Report on the audit of the non-statutory financial statements

Opinion

        In our opinion the non-statutory financial statements:

  •
  give a true and fair view of the state of the Group's affairs as at 30 June 2017 and 30 June 2016 and of its losses for the years then ended; and

  •
  have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

        We have audited the non-statutory financial statements of Cyan Blue Topco Limited (the 'Group') which comprise:

  •
  the consolidated statement of comprehensive income;

  •
  the consolidated balance sheet;

  •
  the consolidated cash flow statement;

  •
  the consolidated statement of changes in equity; and

  •
  the related notes 1 to 35.

        The financial reporting framework that has been applied in their preparation is International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

        We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the non-statutory financial statements section of our report.

        We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the non-statutory financial statements in the UK, including the FRC's Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

        We are required by ISAs to report in respect of the following matters where:

  •
  the directors' use of the going concern basis of accounting in preparation of the non-statutory financial statements is not appropriate; or

  •
  the directors have not disclosed in the non-statutory financial statements any identified material uncertainties that may cast significant doubt about the Group's ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date when the non-statutory financial statements are authorised for issue.

        We have nothing to report in respect of these matters.

Responsibilities of directors

        As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the non-statutory financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of non-statutory financial statements that are free from material misstatement, whether due to fraud or error.

        In preparing the non-statutory financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the non-statutory financial statements

        Our objectives are to obtain reasonable assurance about whether the non-statutory financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these non-statutory financial statements.

        A further description of our responsibilities for the audit of the non-statutory financial statements is located on the Financial Reporting Council's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Deloitte LLP
Leeds, United Kingdom
 7 June 2018

Consolidated Statement of Comprehensive Income

	Notes	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Revenue	4	373.6	515.8

Cost of sales		(110.5)	(140.2)

Gross profit		263.1	375.6
Operating expenses		(219.7)	(307.0)

Operating profit		43.4	68.6
Revaluation of financial instruments measured at fair value	7	(10.7)	(2.5)
Investment income	8	0.4	1.7
Finance costs	9	(70.9)	(70.8)

Loss before tax	6	(37.8)	(3.0)
Tax credit/(expense)	10	4.3	(3.0)

Loss for the year attributable to equity shareholders		(33.5)	(6.0)

Other comprehensive income:
Items that may subsequently be reclassified to the Statement of Comprehensive Income
Change in value of available-for-sale financial assets	29	(0.2)	(1.1)
Gain on cashflow hedges		—	—
Items reclassified and reported in the Statement of comprehensive income
Gain on cashflow hedges		—	—

Other comprehensive loss for the year		(0.2)	(1.1)

Total comprehensive loss for the year attributable to the equity shareholders		(33.7)	(7.1)

        All results relate to continuing operations.

The notes on pages 6 to 42 form an integral part of these financial statements

Consolidated Balance Sheet

For the year ended 30 June 2017

	Notes	30 June 2016 £m	30 June 2017 £m
Non-current assets
Goodwill	12	320.5	320.0
Other investments	16	19.8	20.1
Intangible assets	13	515.2	465.1
Property, plant and equipment	14	7.8	13.2
Derivative financial instruments	18	2.0	—
Trade and other receivables	19	—	1.5

		865.3	819.9
Current assets
Trade and other receivables	20	13.2	16.4
Cash and cash equivalents	30	120.4	122.8

Total assets		998.9	959.1

Current liabilities
Trade and other payables	21	(107.9)	(121.1)
Current tax		(5.0)	(5.9)
Borrowings	23	—	—
Provisions	22	(8.1)	(10.2)

		(121.0)	(137.2)
Non-current liabilities
Borrowings	23	(827.0)	(792.4)
Provisions	22	(1.8)	(1.9)
Deferred tax	24	(85.5)	(72.2)
Derivative financial instruments	18	(10.0)	(8.1)

Total liabilities		(1,045.3)	(1,011.8)

Net liabilities		(46.4)	(52.7)

Equity
Share capital	26	—	—
Share premium	27	0.9	0.9
Other reserves	28	—	0.8
Available-for-sale reserve	29	(0.2)	(1.3)
Hedging reserve		—	—
Accumulated losses		(47.1)	(53.1)

Total deficit attributable to shareholders		(46.4)	(52.7)

Total liabilities and shareholders' deficit		(998.8)	(959.1)

        The financial statements were approved and authorised for issue on 5 June 2018.

Ian Proctor

6 CYAN BLUE TOPCO LIMITED

The notes on pages 6 to 42 form an integral part of these financial statements

Consolidated Cash Flow Statement

	Note	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Net cash from operating activities	30	123.9	141.8
Cash flows used in investing activities
Interest received		0.4	0.2
Purchase of property, plant and equipment	14	(4.8)	(9.3)
Purchase of intangible assets	13	(23.4)	(23.4)
Acquisition of subsidiaries, net of cash acquired	17	(1.1)	—
Acquisition of investments	16	(22.7)	—

Net cash used in investing activities		(51.6)	(32.5)
Cash flows used in financing activities
Repayment of loan from related parties		—	(83.1)
Issue of preference shares		2.0	—
Bank interest paid		(25.3)	(23.8)

Net cash from/(used in) financing activities		(23.3)	(106.9)

Net increase in cash and cash equivalents		49.0	2.4

Cash and cash equivalents at the beginning of the period		71.4	120.4
Cash and cash equivalents at the end of the period		120.4	122.8

Consolidated Statement of Changes in Equity

	Share capital £m	Share premium £m	Other reserves £m	AFS reserve £m	Hedging reserve £m	Accumulated losses £m	Total shareholders' equity £m
At 1 July 2015	—	1.0	—	—	—	(13.6)	(12.6)
Repurchase and sale of shares (note 27)	—	(0.1)	—	—	—	—	(0.1)
Loss for the year (note 6)	—	—	—	—	—	(33.5)	(33.5)
Other comprehensive loss	—	—	—	(0.2)	—	—	(0.2)

Total comprehensive loss for the year	—	—	—	(0.2)	—	(33.5)	(33.7)

At 30 June 2016	—	0.9	—	(0.2)	—	(47.1)	(46.4)
Capital contribution (note 29)	—	—	0.8	—	—	—	0.8
Loss for the year (note 6)	—	—	—	—	—	(6.0)	(6.0)
Other comprehensive loss	—	—	—	(1.1)	—	—	(1.1)

Total comprehensive loss for the year	—	—	—	(1.1)	—	(6.0)	(7.1)

At 30 June 2017	—	0.9	0.8	(1.3)	—	(53.1)	(52.7)

Notes to the consolidated financial statements

1. General Information

        Cyan Blue Topco Limited (the "Company") is a company incorporated in the Jersey. The principal activity of the Company and its subsidiaries (collectively, the "Group") is the provision of digital betting and gaming services.

        The Company is controlled by Cyan Blue Jerseyco Limited, with Sky UK Limited owning 21.6% of the Company and the remaining 1.7% shareholding being held by certain members of management and an Employee Benefit Trust. Cyan Blue Jerseyco Limited is wholly owned by funds advised by CVC Capital Partners.

a)    Basis of preparation

        These non-statutory consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The principal accounting policies are summarised below. All of these have been applied consistently throughout the current and prior year.

        The financial statements have been prepared on a going concern basis, as set out below, and on a historical cost basis, except for the remeasurement to fair value of financial instruments, as described in the accounting policies below.

        These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates.

        The Group's policy is to maintain a 52 or 53 week fiscal year ending on the Thursday nearest to 30 June in each year. In fiscal year 2017, this date was 29 June 2017 (fiscal year 2016: 26 June 2016, 52 week year).

        These non-statutory financial statements have been prepared subsequent to the issuance of the Group's statutory accounts for the year ended 30 June 2017 and differ in certain respects from the Group's statutory accounts for that year. Specifically, certain amounts have been reclassified in the Statement of Financial Position relating to the presentation of Player Jackpot Liabilities as Current Liabilities rather than Non-Current Liabilities (2017: £6.1m reclassified; 2016: £6.3m reclassified). Additional amendments include additional disclosure on the Consolidated Income Statement including Cost of Sales (2017: £140.2m, 2016 £110.5m) and Gross profit (2017: £375.6m, 2016: £263.1m. Amendments to the intangible and tangible fixed assets have been updated to correct the original acquisition value. In addition other certain additional and amended disclosures have been included.

2. Significant accounting policies

a)    Going Concern

        The Directors have reviewed the financial position of the Group, the forecasted cash flows and the availability of financing facilities to the Group and they have formed a judgement at the time of approving the Financial Statements that the Group will have access to adequate resources to continue in operational existence for the foreseeable future. In making this assessment the Directors have considered the going concern status for a period of 12 months from the date of approval of these financial statements and evaluated sensitivities to the Group's business plan. Further the Directors have considered the risks and uncertainties arising from the proposed acquisition of the Group by Stars. The acquisition of the Group is expected to be funded by debt issued by Stars.

Notes to the consolidated financial statements (Continued)

2. Significant accounting policies (Continued)

        The directors have considered both the existing and committed funding for the enlarged Group. The Directors are satisfied that the combined group will have sufficient resources to meet the revised financing requirements.

        The Group is in a net liabilities position due to interest payable on shareholder and external funding. Under the terms of the shareholder agreement this interest accrues and is not payable until the loan redemption date of 18 March 2055. The external funding is not due for repayment until 2024. The Group generates strong cash flows and it is expected that sufficient funds will be available for ongoing operations and future developments. The Group has access to an undrawn £35 million revolving credit facility which is due to expire on 25 August 2023.

        Accordingly, the Directors continue to adopt the going concern basis in preparing the non-statutory financial statements.

b)    Basis of consolidation

        Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in the Consolidated Statement of Comprehensive Income ("SCI") from the date the Company gains control until the date when the Company ceases to control the subsidiary.

        Control is achieved when the Company:

  •
  has power over the investee;

  •
  is exposed, or has rights, to variable returns from its involvement with the investee; and

  •
  has the ability to use its power to affect its returns.

        All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

c)     Business combinations

        Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of assets transferred to the Group, liabilities incurred by the Group and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition related costs are recognised in the SCI as incurred. When the initial accounting for a business combination is determined, it is done so on a provisional basis with any adjustments to these provisional values made within 12 months of the acquisition date and are effective as at the acquisition date.

        At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value, except:

  •
  deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements which are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; and

Notes to the consolidated financial statements (Continued)

2. Significant accounting policies (Continued)

  •
  assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

d)    Goodwill

        Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.

        Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash generating units expected to benefit from the synergies of the combination. Cash generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

        The process performed and the results of this are set out in note 13.

e)     Leases

        The Group only has operating leases. Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease except where another more systematic basis is more representative of the time pattern in which economic benefits from the lease asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

        In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability.

        The aggregate benefit of incentives is recognised as a reduction of rental expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

f)     Retirement benefit costs

        Payments to defined contribution retirement benefit schemes are recognised as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where the Group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

Notes to the consolidated financial statements (Continued)

2. Significant accounting policies (Continued)

g)     Intangible assets and property, plant and equipment ("PPE")

i.
Intangible assets

        Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation of an intangible asset begins from the start of the month nearest to when the asset is available for use and is recognised on a straight line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

        An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following conditions have been demonstrated:

  •
  the technical feasibility of completing the intangible asset so that it will be available for use or sale;

  •
  the intention to complete the intangible asset and use or sell it;

  •
  the ability to use or sell the intangible asset;

  •
  how the intangible asset will generate probable future economic benefits;

  •
  the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

  •
  the ability to measure reliably the expenditure attributable to the intangible asset during its development.

        Where these criteria are not all met the cost is expensed through the SCI.

        The amount initially recognised for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Any other development expenditure is recognised in operating expense as incurred. Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

        Other intangible assets, which are acquired by the Group separately or through a business combination, are stated at cost or fair value, respectively, less accumulated amortisation and impairment losses, other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell. Intangible assets acquired in a business combination are recognised separately from goodwill.

        The Group's intangible assets are amortised in line with accounting policy below.

Internally generated intangible assets	4 years
Customer relationships	8 - 16 years
Technology	5 - 10 years
Other intangible assets	3 - 25 years

Notes to the consolidated financial statements (Continued)

2. Significant accounting policies (Continued)

ii.
Property, plant and equipment

        Owned PPE is stated at cost, net of accumulated depreciation and any impairment losses, see accounting policy i), other than those items that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell. When an item of PPE comprises major components having different useful economic lives, the components are accounted for as separate items of PPE.

        The cost of PPE is depreciated in operating expense on a straight-line basis over its estimated useful life. Principal useful economic lives used for this purpose are:

Equipment, furniture and fixtures	4 - 10 years

h)    Financial instruments

        Financial assets and liabilities are initially recognised at fair value plus any directly attributable transaction costs. At each Statement of Financial Position (SFP) date, the Group assesses whether there is any objective evidence that any financial asset is impaired. Financial assets and liabilities are recognised on the SFP when the Group becomes a party to the contractual provisions of the financial asset or liability. Financial assets are derecognised from the SFP when the Group's contractual rights to the cash flows expire or the Group transfers substantially all the risks and rewards of the financial asset. Financial liabilities are derecognised from the SFP when the obligation specified in the contract is discharged, cancelled or expires.

i.
Financial assets

        All financial assets are recognised and derecognised on a trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value plus transaction costs, except for those financial assets classified at fair value through profit or loss, which are initially measured at fair value.

        Financial assets are classified into the following specified categories: financial assets 'at fair value through profit or loss' ("FVTPL"); 'held-to-maturity' investments, 'available-for-sale' ("AFS"); financial assets; and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

ii.
Available-for-sale investments

        Equity investments intended to be held for an indefinite period are classified as available-for-sale investments. They are carried at fair value with movements in the fair value being recognised directly in the available-for-sale reserve.

        Available-for-sale investments are included within non-current assets unless they are expected to be sold within the next 12 months. On disposal the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had previously been recognised directly in reserves is recognised in the SCI.

Notes to the consolidated financial statements (Continued)

2. Significant accounting policies (Continued)

iii.
Loans and receivables

        Trade and other receivables are non-derivative financial assets with fixed or determinable payments and, where no stated interest rate is applicable, are measured at the original invoice amount, if the effect of discounting is immaterial. Where discounting is material, trade and other receivables are measured at amortised cost using the effective interest rate method. An allowance account is maintained to reduce the carrying value of trade and other receivables for impairment losses identified from objective evidence, with movements in the allowance account, either from increased impairment losses or reversals of impairment losses, being recognised in the SCI.

iv.
Effective interest rate method

        The effective interest rate method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

v.
Impairment of financial assets

        Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each SFP date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

        For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 60 days, as well as observable changes in national or local economic conditions that correlate with default on receivables.

        For financial assets carried at amortised cost, the amount of the impairment is the differences between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

        The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectable, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in the SCI.

vi.
Cash and cash equivalents

        Cash and cash equivalents include cash in hand, bank accounts, deposits receivable on demand and deposits with maturity dates of three months or less from the date of inception.

Notes to the consolidated financial statements (Continued)

2. Significant accounting policies (Continued)

vii.
Financial liabilities

        Financial liabilities are classified as either financial liabilities 'at FVTPL' or 'other financial liabilities'.

viii.
Other financial liabilities

        Trade and other payables are non-derivative financial liabilities and are measured at amortised cost using the effective interest rate method. Trade and other payables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

        The effective interest rate method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

ix.
Derivatives financial instruments and hedging activities

        Derivatives are held at fair value from the date on which the derivative contract is entered into. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under IFRS 13 Fair Value Measurement. Further information about valuation techniques are included in note 26.

i)     Impairment

        At each SFP date the Group reviews the carrying amounts of all its assets excluding financial assets (see accounting policy h) and deferred taxation (see accounting policy m) to determine whether there is any indication that any of those assets have suffered an impairment loss.

        An impairment is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. The recoverable amount is the greater of net selling price, defined as the fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which to which the asset belongs.

        An impairment loss for an individual asset or cash generating unit shall be reversed if there has been a change in estimates used to determine the recoverable amount since the last impairment loss was recognised and is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

j)     Provisions

        Provisions are recognised when the Group has a probable, present legal or constructive obligation to make a transfer of economic benefits as a result of past events where a reliable estimate is available. The amounts recognised represent the Group's best estimate of the transfer of benefits that will be required to settle the obligation as of the SFP date. Provisions are discounted if the effect of the time value of money is material using a pre-tax market rate adjusted for risks specific to the liability.

Notes to the consolidated financial statements (Continued)

2. Significant accounting policies (Continued)

        Present obligations arising under onerous contracts are recognised and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

k)    Revenue recognition

        Revenue, which excludes value added tax, represents the gross inflow of economic benefit from the Group's operating activities. The Group's main sources of revenue are recognised as follows:

  •
  All revenues represent income in the period for betting activities, defined as amounts staked by customers less betting payouts and free bet costs. Ante-post bets (bets staked but not settled) are excluded from revenue and are deferred on the SFP in trade and other payables until the event to which they relate has concluded, at which time they are matched with any related payouts. The liability is revalued to fair value at each SFP date, in accordance with IAS 39 'Financial Instruments Recognition and Measurement' ('IAS 39'), with any gain or loss recognised in Revenue in the SCI.

  •
  Gaming revenues represents net customer losses in the period in respect of the on-line and mobile telephone gaming, poker and bingo operations. Revenues generated through the principal activities of providing online betting and gaming related information and content to customers are recognised in the period in which the service has been provided.

  •
  Revenues generated through revenue share activities, such as the provision of online content, are recognised in the period in which the service has been provided.

l)     Tax, including deferred tax

        The tax expense represents the sum of the tax currently payable and deferred tax. The Group's liability for current tax is based on taxable profits for the year, and is calculated using tax rates that have been enacted or substantively enacted at the SFP date.

        Deferred tax assets and liabilities are recognised using the SFP liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the SFP and the corresponding tax bases used in the computation of taxable profits. Temporary differences arising from goodwill and the initial recognition of assets or liabilities that affect neither accounting profit nor taxable profit are not provided for.

        The carrying amount of deferred tax assets is reviewed at each SFP date and adjusted to reflect an amount that is probable to be realised based on the weight of all available evidence. Deferred tax is calculated at the rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted. Deferred tax is charged or credited in the SCI, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also included within equity.

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Notes to the consolidated financial statements (Continued)

2. Significant accounting policies (Continued)

m)   Adoption of new and revised Standards

        The Group has adopted the following pronouncements in the period:

  •
  Amendments to IAS 12—Recognition of Deferred Tax Assets for Unrealised Losses (effective from 1 July 2017)

  •
  Amendments to IAS 7—Disclosure Initiative (effective from 1 July 2017)

  •
  Annual Improvements 2014-2016 Cycle—Amendments to IFRS 12 (effective from 1 July 2017)

        The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after 1 July 2018 or later periods. These new pronouncements are listed below:

  •
  IFRS 9 Financial Instruments (2014) (effective from 1 July 2018)

  •
  IFRS 15 Revenue from Contracts with Customers (effective from 1 July 2018)

  •
  IFRIC 22 (effective from 1 July 2018)

  •
  Annual Improvements 2014-2016 Cycle—Amendments to IFRS 1 and IAS 28 (effective from 1 July 2018)

  •
  Amendments to IFRS 2—Classification and Measurement of Share-based Payment Transactions (effective from 1 July 2018)

  •
  Amendments to IAS 40—Transfers of Investment Property (effective from 1 July 2018)

  •
  IFRS 16 Leases (effective from 1 July 2019)

  •
  IFRIC 23 (effective from 1 July 2019)

  •
  Amendments to IAS 28—Long-term Interests in Associates and Joint Ventures (effective from 1 July 2019)

  •
  Annual Improvements 2015-2017 Cycle—Amendments to IFRS 3, IAS 12 and IAS 23 (effective from 1 July 2019)

        These pronouncements are not expected to have a material impact on the Group except as discussed below:

IFRS 15

        When IFRS 15 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the financial statements, or with the cumulative impact of IFRS 15 applied as an adjustment to equity on the date of adoption; when the latter approach is applied, it is necessary to disclose the impact of IFRS 15 on each line item in the financial statements in the reporting period.

        IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers:

  •
  Identify the contract with the customer

Notes to the consolidated financial statements (Continued)

2. Significant accounting policies (Continued)

  •
  Identify the performance obligations in the contract, introducing the new concept of 'distinct'

  •
  Determining the transaction price

  •
  Allocating the transaction price to the performance obligations in the contracts, on a relative stand-alone selling price basis.

  •
  Recognise revenue when (or as) the entity satisfies its performance obligation

        IFRS 15 also introduces new guidance on, amongst other areas, combining contracts, discounts, variable consideration, contract modifications and requires that certain costs incurred in obtaining and fulfilling customer contracts be deferred on the SFP and amortised over the period an entity expects to benefit from the customer relationship.

        In the current year, the Group has conducted a detailed accounting review of the impact of IFRS 15 across the products and services within the Group's revenue streams. The Group has determined that the impact of IFRS 15 is not expected to be material.

IFRS 9

        When IFRS 9 is adopted the standard is expected to impact the classification and measurement of financial instruments and is expected to require certain additional disclosures. IFRS 9 should be applied subject to certain exemptions. The standard introduces the following:

  •
  An 'expected credit loss' model for the measurement of the impairment of financial assets, so it is no longer necessary for the credit event to have occurred before a credit loss is recognised.

  •
  A new hedge accounting model that is designed to more closely align with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

  •
  A logical approach for the classification of financial assets, driven by cash flow characteristics and the business model in which an asset is held.

  •
  Embedded derivatives are no longer separated from financial asset hosts.

        The Group is still in the process of quantifying the implications of this standard. However, qualitatively the Group expects the following impacts:

  •
  Providing for loss allowances on our existing financial assets is expected to reduce the value of our financial assets on our SFP and operating profit will decrease, although this is not expected to have a material impact.

  •
  IFRS 9 removes the requirement of a hedge to meet the 80%-125% effectiveness range, instead the entity can perform a qualitative or quantitative assessment to capture the sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term which will impact how we perform our hedge effectiveness assessment.

  •
  IFRS 9 introduces the concept of rebalancing, which allows adjustments to the hedged item or instrument in order to maintain an effective hedge ratio. When rebalancing a hedge relationship, the hedge documentation must be updated and any ineffectiveness on rebalancing must be recognised immediately.

Notes to the consolidated financial statements (Continued)

2. Significant accounting policies (Continued)

  •
  IFRS 9 is based on the concept that financial assets should be classified and measured at fair value, with changes in fair value recognised in profit and loss as they arise ("FVPL"), unless restrictive criteria are met for classifying and measuring the asset at either amortised cost or Fair value through other comprehensive income ("FVOCI"). Consequently the current AFS investment (see note 30) will be reclassified from AFS assets through other comprehensive income, to FVPL.

  •
  Under IFRS 9, there is no special treatment for embedded derivatives; the entire contract must be classified as either Amortised cost, FVPL or FVOCI depending on specified criteria. The preference share investment in NYX (see note 17) is currently split between the embedded derivative and the debt, with the debt being valued at amortised cost. Under IFRS 9 the whole instrument is to be classified as FVPL.

  •
  During the nine months to 31 March 2018 the group refinanced and under IAS 39 classified as a non-substantial modification. The treatment of a non-substantial modification differs under IFRS 9.

IFRS 16

        When IFRS 16 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the financial statements, or with the cumulative retrospective impact of IFRS 16 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 16 on each line item in the financial statements in the reporting period. The Group has not yet determined which method will be adopted.

        IFRS 16 replaces IAS 17 'Leases' and will primarily change lease accounting for lessees; lessor accounting under IFRS 16 is expected to be similar to lease accounting under IAS 17. Lessee accounting under IFRS 16 will be similar in many respects to existing IAS 17 accounting for finance leases, but is expected to be substantively different to existing accounting for operating leases.

        Where a contract meets IFRS 16's definition of a lease and new associated guidance, where the Group acts as a lessee, lease agreements will give rise to the recognition of a non-current asset representing the right to use the leased item, and a loan obligation for future lease payables on the Group's SFP.

        Lease costs will be recognised in the form of depreciation of the right to use asset and interest on the lease liability, which may impact the phasing of operating profit and profit before tax, compared to existing cost profiles and presentation in SCI, and will also impact the classification of associated cash flows.

        The Group is still in the process of quantifying the implications of this standard. However, qualitatively the Group expects the following impacts:

  •
  There is expected to be an increase in total assets, as leased assets which are currently accounted for off the SFP (i.e. classified as operating leases under IAS 17) will be recognised on the SFP. The biggest asset category impacted for the group is expected to be land and buildings.

  •
  There is expected to be an increase in debt, as liabilities relating to existing operating leases are recognised.

  •
  Operating lease expenditure will be reclassified and split between depreciation and finance costs. Therefore operating profit will increase. Future depreciation and finance costs for our historic leases are also affected by our choice of transition method, which is still under review.

  •
  There may be a corresponding effect on tax balances in relation to all of the above impacts.

Notes to the consolidated financial statements (Continued)

3. Critical accounting judgements and key sources of estimation uncertainty

        In the application of the Group's accounting policies, which are described in Note 2, the Directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Critical judgements in applying the Group's accounting policies

        The following are the critical judgements, apart from those involving estimations (which are dealt with separately below), that the Directors have made in the process of applying the Group's accounting policies and that have the most significant effect on the amounts recognised in the financial statements.

Impairment of goodwill

        Judgement is required in identifying the cash generating units to which the goodwill is associated for the purposes of goodwill impairment testing. Identification of cash generating units involves the assessment of whether assets or groups of assets generate cash flows that are largely independent. Goodwill is then allocated to each identified cash generating unit that is expected to benefit from the synergies of the business combination from which the goodwill has arisen.

Key sources of estimation uncertainty

        The key assumptions concerning the future, and other key sources of estimation uncertainty at each SPF date, that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are discussed below.

Impairment of goodwill

        Calculations of the value in use of the cash generating units to which goodwill are associated are used to evaluate whether an impairment has arisen. Such calculations involve estimates of the future forecast cash flows and selecting an appropriate discount rate. Note 13 provides information on the assumptions used and sets out the impact to changes in these assumptions.

Measurement at fair value

        A number of the Group's accounting policies require the measurement of fair values, specifically for financial assets and liabilities including the freebets creditor and the value of bets placed but not yet settled ("antepost" liability).

        When estimating the fair value the Group uses market observable data as far as possible and it categorises the fair values into the different levels in the fair value hierarchy based on the inputs used (see note 26).

        Further information about the assumptions used in measuring fair values are included in note 26.

Acquisition accounting

        Estimation is required in determining the fair value of identifiable assets and liabilities and contingent assets and liabilities assumed in a business combination.

Notes to the consolidated financial statements (Continued)

3. Critical accounting judgements and key sources of estimation uncertainty (Continued)

        In determining the fair value of identifiable intangible assets and liabilities there are three approaches to follow:

  •
  The Market Approach;

  •
  The Income Approach; and

  •
  The Cost Approach.

        The Income Approach has been used to determine the fair value of the assets and liabilities acquired. These models require judgement in determining the most appropriate inputs to use for elements such as forecast cashflows, growth rates, relevant market comparisons and replacement cost.

4. Revenue

        An analysis of the Groups revenue is as follows:

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Betting	198.9	297.4
Gaming	159.5	201.0
Oddschecker	15.2	17.4
International	—	—

	373.6	515.8

        All revenue relates to the rendering of digital betting and gaming services and is all from continued operations.

5. Divisional information

        The Group has two reportable divisions which are defined based on product type which reflects how the Group's operations are monitored and managed. In addition there are head office costs which include costs associated with International sports betting.

        The Group is organised as follows;

Reportable Division	Description
Betting	Digital sports betting services. This includes all UK and International sports betting as well as revenue and costs derived from the Oddschecker and Sportinglife websites.
Gaming	Digital gaming services. This includes all UK gaming as well as revenues and costs associated with the games development within Core Gaming.

Notes to the consolidated financial statements (Continued)

5. Divisional information (Continued)

        The following tables provide an analysis of the Group's divisional information for the year to 30 June 2016:

	Betting £m	Gaming £m	Head Office £m	Total Group £m
Revenue	214.1	159.5	—	373.6

Adjusted EBITDA	87.2	54.9	(36.7)	105.4

Depreciation	(0.7)	(1.0)	—	(1.7)
Amortisation	(23.4)	(22.6)	(14.3)	(60.3)
Investment income	—	—	0.4	0.4
Finance costs	—	—	(70.9)	(70.9)
Revaluation of financial instruments measured at fair value	—	—	(10.7)	(10.7)

Profit/(loss) before tax	63.1	31.3	(132.2)	(37.8)

        The following tables provide an analysis of the Group's divisional information for the year to 30 June 2017:

	Betting £m	Gaming £m	Head Office £m	Total Group £m
Revenue	314.8	201.0	—	515.8

Adjusted EBITDA	119.5	95.4	(69.1)	145.8

Depreciation	(2.0)	(1.8)	—	(3.8)
Amortisation	(28.2)	(24.1)	(14.8)	(67.1)
Impairment	(6.3)	—	—	(6.3)
Investment income	—	—	1.7	1.7
Finance costs	—	—	(70.8)	(70.8)
Revaluation of financial instruments measured at fair value	—	—	(2.5)	(2.5)

Profit/(loss) before tax	83.0	69.5	(155.5)	(3.0)

6. Loss for the period

        Loss for the period has been arrived at after charging:

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Depreciation of property, plant and equipment (note 15)	1.7	3.8
Amortisation of intangible assets (note 14)	60.3	67.1
Impairment of intangible assets (note 14)	/—	6.3
Staff costs	34.8	54.1
Marketing costs	79.1	118.2
Licence, feed and content costs	12.3	16.0

Notes to the consolidated financial statements (Continued)

7. Revaluation of financial instruments measured at fair value

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Fair value losses on financial assets(i)	0.7	2.1
Fair value losses on financial liabilities(ii)	10.0	0.4

	10.7	2.5

(i)
The fair value loss on financial assets relates to the revaluation of certain assets within the investment in NYX, see note 17 and 19.

(ii)
The fair value loss on financial liabilities relates to the revaluation of interest rate hedging instruments, see note 19.

8. Investment income

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Bank interest income	0.2	0.3
Investment income from equity investment held as Available for sale	0.1	1.3
Loan interest income	0.1	0.1

	0.4	1.7

9. Finance costs

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Bank interest expense	26.7	22.2
Interest expense on loan with immediate parent	29.4	32.4
Related party loan interest expense	14.2	15.5
Preference share coupon expense	0.6	0.7

	70.9	70.8

Notes to the consolidated financial statements (Continued)

10. Tax

a) Tax recognised in the Statement of Comprehensive Income

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Current tax expense
Current period	12.6	17.2
Adjustment in respect of prior period	(0.3)	(0.9)
Group relief adjustment in respect of prior period	0.1	—

Total current tax expense	12.4	16.3

Deferred tax expense
Origination and reversal of temporary differences	(10.1)	(11.4)
Adjustment in prior period provision	1.1	0.1
Effect of tax rate change	(7.7)	(2.0)

Total deferred tax credit	(16.7)	(13.3)

Total tax (credit)/expense	(4.3)	3.0

        The UK Finance Act 2016, reduced the rate of corporation tax to 17% with effect from 1 April 2020. This rate was fully enacted on 15 September 2016 and therefore was effective at the SFP date.

        The UK Finance (No.2) Act 2015, had previously included provisions reducing the main rate of UK corporation tax to 20% effective from 1 April 2015 and to 19% with effect from 1 April 2017.

b) Reconciliation of effective tax rate

        The tax expense for the year ended 30 June 2017 is higher and for the year ended 30 June 2016 is lower than the expense that would have been charged using the standard rate of corporation tax in Jersey at 30 June 2017 of 0% applied to the profit before tax. The differences are explained below:

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Profit/(loss) before tax	(37.8)	(3.0)
Profit/(loss) before tax multiplied by standard rate of corporation tax in Jersey of 0%	—	—

Effects of:
Tax expense in higher rate jurisdictions	(2.6)	0.7
Expenses not deductible for tax purposes	5.1	5.1
Adjustment in respect of qualifying R&D expenditure	(0.1)	(0.1)
Adjustment in respect of prior periods	0.9	(0.8)
Effect of tax rate change in higher rate jurisdictions	(7.7)	(1.9)
Unutilised tax losses not recognised for deferred tax	0.1	—

Total tax (credit)/expense	(4.3)	3.0

Notes to the consolidated financial statements (Continued)

11. Dividends proposed and paid

	Year ended 30 June 2016 £ per share	Year ended 30 June 2017 £ per share
Equity shares in Cyan Blue Topco Limited	—	—

12. Goodwill

Goodwill £m
Cost and carrying amounts
At 30 June 2015	319.2
Acquired on acquisition of subsidiaries	1.3

At 30 June 2016	320.5
Goodwill adjustment relating to previous acquisitions	(0.5)

At 30 June 2017	320.0

        No goodwill impairment has arisen in any of the reported periods. The goodwill is not expected to be deductible for income tax purposes.

        Goodwill of £1.3 million was generated during the year ended 30 June 2016 when the Group acquired Core Gaming Limited in June 2016. The goodwill is not expected to be deductible for income tax purposes.

        During the year ended 30 June 2017 the adjustment to goodwill reflects new information obtained about facts and circumstances that existed at the acquisition date of Core Gaming Limited during the year ended 30 June 2016.

        No goodwill was generated during the year ended 30 June 2017.

        Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units ("CGUs") that are expected to benefit from the business combination. The carrying amount of goodwill has been allocated to 3 CGUs on the basis that these represent the lowest level at which goodwill is monitored for internal management purposes, and are not larger than the operating segments. The table below details how the goodwill has been allocated between the 3 CGUs.

	30 June 2016 £m	30 June 2017 £m
Betting	145.3	145.3
Gaming	139.5	139.4
Oddschecker	35.7	35.3

	320.5	320.0

        The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

        The recoverable amounts of the CGUs is determined as the higher of fair value less cost to sell and value in use. Value in use calculations were used to value all 3 of the CGUs at 30 June 2017 and 30 June 2016 as a fair value was not readily available.

Notes to the consolidated financial statements (Continued)

12. Goodwill (Continued)

        The key assumptions for the value in use calculations are those regarding the discount rates and growth rates. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs and the group of units. The growth rates are based on industry growth forecasts. The rates used to discount the forecast cash flows for the CGUs are based upon the Group's weighted average cost of capital ("WACC") and are as follows:

	30 June 2016	30 June 2017
Betting	9.9%	9.1%
Gaming	9.9%	9.1%
Oddschecker	12.7%	8.4%

        The Group prepares cash flow forecasts derived from the most recent 3 year financial budgets approved by management and extrapolates cash flows based on a 2% growth rate into perpetuity, which is based on current management expectations and industry specific data.

        The principal assumptions underlying the cashflow forecasts are as follows:

  •
  Historical trends will flow through into future periods, adjusting for timing of significant sporting events, known regulatory or tax changes and key business initiatives.

  •
  Margins are based on expected results, which are calculated based on long term historical information. Although actual sports results will vary in the short term the margin should revert to the norm over time.

  •
  Costs are forecast from a bottom up approach, assessing each cost line in detail against the strategic direction provided by senior management.

        The Group has conducted a sensitivity analysis on the impairment test of each CGU. The directors believe that any reasonably possible change in the key assumptions on which the recoverable amount of Goodwill in all 3 CGUs are based would not cause the carrying value to exceed the recoverable amount of the CGU.

13. Intangible assets

	Internally generated intangible assets £m	Customer relationships £m	Technology £m	Other intangible assets £m	Total £m
Cost
At 1 July 2015	6.0	425.2	36.2	96.2	563.6
Acquired with acquisition of subsidiary	3.2	—	—	—	3.2
Additions	11.7	—	—	11.7	23.4

At 30 June 2016	20.9	425.2	36.2	107.9	590.2
Additions	18.1	—	—	5.3	23.4
Disposals	—	—	—	(0.2)	(0.2)
Impairment	(7.0)	—	—	(0.8)	(7.8)

At 30 June 2017	32.0	425.2	36.2	112.2	605.6

Notes to the consolidated financial statements (Continued)

13. Intangible assets (Continued)

	Internally generated intangible assets £m	Customer relationships £m	Technology £m	Other intangible assets £m	Total £m
Amortisation
At 1 July 2015	0.4	10.0	1.8	2.5	14.7
Amortisation	3.1	38.0	6.9	12.3	60.3

At 30 June 2016	3.5	48.0	8.7	14.8	75.0
Amortisation	7.3	40.0	7.2	12.6	67.1
Disposals	—	—	—	(0.2)	(0.2)
Impairment	(1.2)	—	—	(0.2)	(1.4)

At 30 June 2017	9.6	88.0	15.9	27.0	140.5

        Included in the amortisation charge above is amortisation relating to the intangible assets identified in the acquisition of Sky Betting and Gaming and Core Gaming, as well as the amortisation on the Sky brand licence. The amortisation charge relating to these assets ("PPA amortisation") was £57.2 million in the year ended 30 June 2017, and £55.9 million in the year ended 30 June 2016.

        The Amortisation charge is recognised with Operating expenses on the face of the SCI.

Carrying amounts

	Internally generated intangible assets £m	Customer relationships £m	Technology £m	Other intangible assets £m	Total £m
At 30 June 2017	22.4	337.2	20.3	85.2	465.1

At 30 June 2016	17.4	377.2	27.5	93.1	515.2

        The Group's internally-generated intangible assets relate to software development. The Group's other intangible assets include external spend on software, software licenses, and copyright licenses.

        In FY16, within the Betting CGU, the Group started developing a new platform from which to launch their Italy product. This platform was developed in house however following a review of the operating model for the Italy product and the assets capitalised in relation to it, £6.3 million of assets in relation to this project were impaired at 30 June 2017 (£7.8m of cost less £1.5m of accumulated amortisation) as result of the carrying amount exceeding the present value of the estimated future cash flows. No other impairments were recognised in any of the other reported periods.

Notes to the consolidated financial statements (Continued)

14. Property, plant and equipment

Sky Betting and Gaming

Equipment, furniture and fixtures £m
Cost
At 1 July 2015	5.2
Additions	4.8
Disposals	(0.1)

At 30 June 2016	9.9
Additions	9.3
Disposals	(0.1)

At 30 June 2017	19.1
Depreciation
At 1 July 2015	0.4
Depreciation expense	1.7

At 30 June 2016	2.1
Depreciation expense	3.8

At 30 June 2017	5.9
Carrying amounts
At 30 June 2017	13.2

At 30 June 2016	7.7

15. Investments in subsidiaries

        The Group consists of a parent company, Cyan Blue Topco Limited, incorporated on the Island of Jersey and a number of subsidiaries held directly and indirectly by Cyan Blue Topco Limited.

        Details of the direct subsidiary at 30 June 2017 and 30 June 2016 are as follows:

Name	Place of incorporation	Proportion of ownership interest %	Proportion of voting power held %	Principal Activity
Cyan Blue VLNCo Limited	Jersey	100	100	Financing company

Notes to the consolidated financial statements (Continued)

15. Investments in subsidiaries (Continued)

        Details of the indirect subsidiaries at 30 June 2017 are as follows:

Name	Place of incorporation	Proportion of ownership interest %	Proportion of voting power held %	Principal Activity
Hestview Limited	England and Wales	100	100	Licenced bookmaker
Bonne Terre Limited	Alderney	100	100	Internet and mobile gaming provider
Cyan Blue Odds Limited	Alderney	100	100	Online odds comparison provider
Cyan Blue Bidco Limited	England and Wales	100	100	Holding company
Cyan Blue IPco Limited	Guernsey	100	100	Intellectual property holding company
Cyan Blue Holdco 4 Limited	Jersey	100	100	Holding company
Cyan Blue Holdco 3 Limited	Jersey	100	100	Financing company
Cyan Blue Holdco 2 Limited	Jersey	100	100	Holding company
Cyan Blue Holdco 1 Limited	Jersey	100	100	Holding company
Cyan Blue Core Limited	England and Wales	100	100	Holding company
Core Gaming Limited	England and Wales	100	100	Online gaming developer
Cyan Blue International Holdings Limited	Malta	100	100	Holding company
Cyan Blue International Limited	Malta	100	100	Licenced bookmaker
Cyan Blue Odds Australia PTY Limited	Australia	100	100	Online odds comparison provider

16. Other investments

	30 June 2016 £m	30 June 2017 £m
Equity investment	2.3	1.2
Preference shares	17.5	18.9

	19.8	20.1

        During the year ended 30 June 2016 the Group acquired £2.5 million of ordinary shares in NYX. This investment included warrants giving the Group the option to acquire further shares up to 3 years post acquisition. The ordinary shares have been classified as available-for-sale and accounted for at fair value under IAS 39 Financial Instruments:

        Recognition and Measurement. The warrants have been treated as a derivative and classified as FVTPL (see note 19).

        During the year ended 30 June 2016 the Group invested in £20 million convertible preference shares issued by a subsidiary of NYX. The value of these convertible preference shares has been split into a debt element comprising the underlying preference shares and an embedded derivative element comprising the conversion option. The conversion option relates to both a put and call option. The put option gives NYX

Notes to the consolidated financial statements (Continued)

16. Other investments (Continued)

the right to force the conversion of the preference shares in the event that the ordinary share price exceeds a specified amount. The call option enables the Group to force the conversion of the preference shares after a standstill period. The preference shares have been classified as loans and receivables (see above) and the conversion option classified as FVTPL (see note 19). As part of this transaction £0.2 million was incurred on acquisition related costs which have been capitalised and are recognised in the value of the debt element of the preference shares. As set out in note 36 the Group sold its interest in NYX on 5 January 2018.

17. Acquisition of subsidiaries

        On 20 April 2016, Cyan Blue Core Limited was incorporated as a vehicle to acquire Core Gaming Limited and issued share capital to Cyan Bidco Limited.

        On 6 June 2016, Cyan Blue Core Limited acquired 100% of the share capital in Core Gaming Limited. The cash consideration paid was £1.1 million, with contingent consideration of £1.8 million payable in cash on achievement of certain revenue and EBITDA targets. The potential undiscounted amount of all future payments that could be required under the contingent consideration is between £nil and £1.8m. The fair value of the contingent consideration was calculated by estimating the probability of achieving the defined targets, see note 26.

        The following table summarises the consideration paid for Cyan Blue Core Limited, the provisional fair value of assets acquired, liabilities assumed at the acquisition date:

Total £m
Consideration transferred
Cash	1.1
Contingent consideration	1.8

Consideration transferred to the owners of Core Gaming Limited	2.9

Total £m
Recognised amounts of identifiable assets acquired and liabilities assumed
Identifiable intangible assets	3.4
Cash and cash equivalents	—
Financial assets	0.2
Financial liabilities	(1.4)
Deferred tax liability	(0.6)

Total identifiable assets	1.6
Goodwill	1.3

Total	2.9

        The goodwill arising and the justification for the acquisition is due to Core Gaming Limited's capability to develop exclusive online content and continuing strategic value to the Group. These have not been recognised as separate intangible assets at acquisition as they relate to future potential rather than existing assets.

Notes to the consolidated financial statements (Continued)

17. Acquisition of subsidiaries (Continued)

        The acquired trade receivables had a gross contractual value of £0.2 million, and the best estimate at the acquisition date of contractual cashflows not expected to be collected was £nil.

        In the period since acquisition, 6 to 30 June 2016 the management accounts of Core Gaming Limited shows the following:

£m
Turnover	—
Loss after tax	(0.4)

        If the acquisition of Core Gaming Limited had happened on the first day of the financial period, 1 July 2015, the consolidated revenue of the Group for the year ended 30 June 2016 would have been £375.1 million and the consolidated loss after tax of the Group would have been £35.7 million.

18. Derivative financial instruments

	30 June 2016 £m	30 June 2017 £m
Assets
Fair value of derivatives related to investments in NYX(i)	2.0	—
Liabilities
Fair value of interest rate swaps(ii)	(10.0)	(8.1)
Fair value of cross currency swaps(iii)	—	—

(i)
The derivatives related to NYX relate to warrants over the ordinary shares of NYX and the option element of the convertible preference shares. See note 26 for details of the valuation method used.

        On 7 July 2015 the Group entered into two agreements to swap floating interest rate for fixed interest rate to hedge any exposure to future interest rate increases. Both agreements are for £150 million with the floating interest rate fixed and payable at 1.42% and 1.43% respectively. Both agreements expire in June 2020.

19. Trade and other receivables: Amounts falling due in more than one year

	30 June 2016 £m	30 June 2017 £m
Other receivables	—	1.5

        Other receivables relate to loans issued to employees.

Notes to the consolidated financial statements (Continued)

20. Trade and other receivables: Amounts falling due within one year

	30 June 2016 £m	30 June 2017 £m
Gross trade receivables	1.5	1.6
Less: provision for impairment of receivables	(0.1)	(0.1)

Net trade receivables	1.4	1.5
Prepayments and accrued income	9.6	12.4
Other receivables	2.2	2.5

	13.2	16.4

        The Directors consider that the carrying amount of trade and other receivables approximates to their fair values.

        Trade receivables disclosed above are classified as loans and receivables and are therefore measured at amortised cost.

        The Group does not hold any collateral or other credit enhancements over any of its trade receivables nor does it have a legal right of offset against any amounts owed by the Group to the counterparty.

        For trade receivables that are neither past due nor impaired, the Directors have assessed that there is no change in the credit quality from the date credit was initially granted and the amounts are still considered recoverable.

        Ageing of past due but not impaired receivables:

	30 June 2016 £m	30 June 2017 £m
Past due by < 30 days	0.3	0.1
Past due by 30 - 60 days	0.1	—

Total amount past due	0.4	0.1

Movement in allowance for doubtful debts:

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Balance at the beginning of the period	(0.2)	(0.1)
Provision for doubtful debts	—	—
Reclassified to accrued income	0.1	—

Balance at the end of the period	(0.1)	(0.1)

        In determining the recoverability of a trade receivable the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The concentration of credit risk is limited.

Notes to the consolidated financial statements (Continued)

21. Trade and other payables: Amounts falling due within one year

	30 June 2016 £m	30 June 2017 £m
Trade payables	6.5	6.4
Other taxation and security	19.8	27.3
Accruals	51.5	54.7
Other payables	30.1	32.7

	107.9	121.1

        The Directors consider that the carrying amount of trade and other payables approximates to their fair values. Included within Other payables is an amount of £25.9 million at 30 June 2017 and £18.5 million at 30 June 2016 in respect of amounts due to customers representing deposits received and customer winnings.

22. Provisions

£m	Onerous lease(i)	Redundancy provision(iv)	Jackpot provision(ii)	Other provisions(v)	Total current provisions	Onerous lease(i)	Provision for dilapidations(iii)	Total non- current provision
At 1 July 2015	0.1	—	5.3	—	5.4	1.0	0.3	1.3
Provided during the year	0.3	—	9.0	1.4	10.7	0.6	0.3	0.9
Utilised during the year	—	—	(8.0)	—	(8.0)	(0.4)	—	(0.4)

At 30 June 2016	0.4	—	6.3	1.4	8.1	1.2	0.6	1.8
Provided during the year	0.3	1.1	10.5	1.4	13.3	—	0.4	0.4
Utilised during the year	(0.4)	—	(10.7)	(0.1)	(11.2)	(0.3)	—	(0.3)

At 30 June 2017	0.3	1.1	6.1	2.7	10.2	0.9	1.0	1.9

(i)
The onerous contract provision relates to the unavoidable costs of properties, which are no longer occupied by the Group. Where the property can be released during the lease term reimbursements may arise. The provision will be fully utilised by 2021.

(ii)
The jackpot payment provision relates to funds held in jackpots within games of which the payout date is unknown. The timing of this provision is unknown but could potentially all be utilized within one year, as a result the provision has been classified as current.

(iii)
The dilapidations provision relates to expected costs payable in relation to dilapidations of leased buildings at the end of the leased term. At the start of each lease the full provision is recognised in the SFP. The provision will be fully utilised by 2026.

(iv)
The redundancy provision relates predominately to restructuring in the Group. Provisions for redundancy are expected to be utilised within one year of them being provided against.

(v)
Other provisions primarily relate to amounts expected to be paid in respect of third party games content. Work is ongoing to establish the timing of these costs but it is expected to be within one year.

Notes to the consolidated financial statements (Continued)

23. Borrowings

	30 June 2016 £m	30 June 2017 £m
Unsecured borrowings at amortised cost
Loans with Company's immediate parent(i)	306.1	336.8
Accrued interest on loans with Company's immediate parent(i)	14.9	16.6
Loans with related parties(ii)	160.6	94.7
Accrued interest on loans with related parties(ii)	7.2	4.7
Preference shares owed to Cyan Blue Manco Limited(iii)	6.5	6.5
Accrued coupon on preference shares(iii)	0.8	1.5

Total unsecured	496.1	460.8

Secured borrowings at amortised cost
Due in less than one year
Bank loans(iv)	—	—
Due in more than one year
Bank loans(iv)	330.9	331.6

Total secured	330.9	331.6

Total borrowings	827.0	792.4

  All borrowings are due for settlement in more than 12 months.

  The key features of the borrowings are as follows;

(i)
The loans with the Company's immediate parent relate to amounts payable to Cyan Blue Jerseyco Limited of £336.8 million (2016: £306.1 million) (payable by Cyan Blue Topco Limited). Interest is payable at 10% per annum. Interest is payable in the form of PIK notes which are issued at 31 December each year and subsequently attract interest at 10% per annum. The repayment date is 19 March 2055.

(ii)
The loans with related parties include amounts payable to the Sky plc group of £94.7 million (2016: £86.1 million) due from Cyan Blue Topco Limited with interest payable at 10% per annum. Unpaid interest accrues and compounds onto the principal amount at 31 December each year, until the repayment date on 18 March 2022. In the prior year there was an additional amount payable to Sky plc group of £74.5 million due from Cyan Blue VLNCo Limited with interest payable at 8.2% per annum, this loan was repaid on 27 June 2017.

(iii)
The preference shares issued by Cyan Blue Topco Limited to Cyan Blue Manco Limited accrue a coupon of 10% per annum. The coupon is not payable annually, but compounds on 19 March each year until the redemption date of 19 March 2055.

(iv)
The bank loan of £340.0 million net of set up fees was taken out on 19 March 2015 and is repayable on 18 March 2022. Interest is payable at a floating rate on 31 March, 30 June, 30 September and 31 December each year.

Notes to the consolidated financial statements (Continued)

24. Deferred tax

Recognised deferred tax (assets)/liabilities

	Fixed assets £m	Intangibles £m	Short-term temporary differences £m	Total £m
At 1 July 2015	(0.3)	102.8	(0.8)	101.7
Prior year adjustment	—	0.6	0.6	1.2
Arising on business combination	—	0.6	—	0.6
Deferred tax credit/(expense) in profit and loss account	0.3	(17.5)	(0.8)	(18.0)

At 30 June 2016	—	86.5	(1.0)	85.5
Prior year adjustment	(0.5)	0.1	0.5	0.1
Deferred tax credit/(expense) in profit and loss account	(0.4)	(12.9)	(0.1)	(13.4)

At 30 June 2017	(0.9)	73.7	(0.6)	72.2

        Deferred tax assets have been recognised in respect of PPE and short term timing differences on the basis that, although the Group is loss making, this loss has arisen due to financing held in non-UK tax resident companies. Management deem it probable that the UK tax resident companies in which these assets reside will have sufficient taxable profits against which these assets can be utilised. The Group has unutilised UK tax losses carried forward in Core Gaming Limited from prior to its acquisition by the Group. These tax losses amount to £1.0 million at 30 June 2017 and £0.8 million at 30 June 2016. Deferred tax assets have not been recognised in respect of these tax losses or tax credits on the basis that the company in which they reside are not expected to be able to utilise them in the foreseeable future.

25. Financial instruments

a)
Capital risk management

        The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group's has significant cash reserves and carries out weekly and monthly cashflow forecasting to ensure sufficient capital is available to maintain the business into the foreseeable future.

        The capital structure of the Group consists of borrowings, disclosed in note 24, cash and bank balances and equity (comprising issued capital, and retained earnings of the Group).

b)
Significant accounting policies

        Details of the significant accounting policies and methods adopted for each class of financial asset, financial liability and equity instrument are disclosed in note 2.

Notes to the consolidated financial statements (Continued)

25. Financial instruments (Continued)

c)
Categories of financial instruments

	30 June 2016 £m	30 June 2017 £m
Financial assets
Cash and bank balances	120.4	122.8
Loans and receivables ("L&R")	21.4	24.4
Fair value through profit and loss ("FVTPL")	2.0	—
Available-for-sale ("AFS")	2.3	1.2
Financial liabilities
Amortised cost	935.0	858.7
Fair value through profit and loss ("FVTPL")	19.6	16.2
d)
Financial risk management objectives

        The financial risk management objectives of the Group are to minimise the impact of uncertain future events relating to financial assets and financial liabilities which could result in unpredictable fluctuations in profit. In order to manage this the Group monitors financial risks relating to its operations, which include liquidity risk, credit risk, equity price risk and interest rate risk and details of how these risks are managed and mitigated are detailed below.

e)
Liquidity risk

        Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has established an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by monitoring the maturity profiles of financial assets and liabilities and by continuously monitoring forecast and actual cash flows. At 30 June 2017 and 30 June 2016 the Group had available undrawn committed borrowing facilities of £35 million.

Notes to the consolidated financial statements (Continued)

25. Financial instruments (Continued)

        The following table analyses the Group's financial liabilities into relevant maturity groupings based on the remaining period at the SFP date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Carrying amount £m	Contractual cash flows £m	Less than 12 months £m	Between one and two years £m	Between two and five years £m	More than five years £m
At 30 June 2017
Non-interest bearing	133.2	133.2	131.3	0.3	1.2	0.4
Variable interest rate instruments	331.6	418.0	19.7	15.7	382.6	—
Fixed interest rate instruments	460.7	12,954.4	—	—	—	12,954.4
Interest rate swaps	8.1	8.1	1.7	1.7	4.7	—

	Carrying amount £m	Contractual cash flows £m	Less than 12 months £m	Between one and two years £m	Between two and five years £m	More than five years £m
At 30 June 2016
Non-interest bearing	116.3	116.3	113.8	1.2	0.7	0.6
Variable interest rate instruments	331.0	461.5	21.3	21.3	63.8	355.1
Fixed interest rate instruments	496.1	13,068.4	—	—	—	13,068.4
Interest rate swaps	10.0	10.0	1.7	1.7	5.2	1.4
f)
Credit risk

        The Group is exposed to default risk amounting to cash and cash equivalents of £122.8 million at 30 June 2017 and £120.4 million at 30 June 2016.

        The Group's maximum exposure to credit risk on trade receivables is the carrying amount disclosed in note 21.

g)
Equity price risk

        The Group is exposed to equity price risks from equity investments. The Group's equity investments, which solely relate to the investment in NYX, are held for strategic rather than trading purposes. The Group does not actively trade these investments. As the investment balances are low the risk of equity fluctuations is immaterial to the Group and are therefore not actively managed.

h)
Interest rate risk

        The Group is exposed to interest rate risk because entities in the Group have bank borrowings at a floating rate. This predominantly relates to the £331.6 million bank loan within Cyan Blue Holdco 3 Limited which pays interest at a floating rate (see note 19). To mitigate the risk of interest rate exposure on this loan the Group entered into two agreements to swap a floating interest rate for a fixed rate on 7 July 2015. Both agreements are for £150 million with the floating interest rate fixed and payable at 1.42% and 1.43%. The sensitivity analysis below has been determined based on the exposure to interest rates at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at balance sheet date was outstanding for the whole period. If interest rates had been 1 per cent higher and all other variables were held constant, the Group's profit for the year ended 30 June 2017 would decrease by £0.5 million (year ended 30 June 2016: increase by £1.1 million). If interest rates had

Notes to the consolidated financial statements (Continued)

25. Financial instruments (Continued)

been 1 per cent lower the Group's profits would increase by £0.4 million (year ended 30 June 2016: decrease by £2.9 million). These movements are driven by the interaction between the loan and the interest rate swaps, with the bank loan having a floor of 1% for LIBOR but the interest rate swaps not.

i)
Foreign exchange risk

        The Group is exposed to foreign exchange risk due to overseas expansion to Italy and Germany during the year ended 30 June 2016 and 30 June 2017.

EUR

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Effects of 10% strengthening	(0.1)	(1.3)
Effects of 10% weakening	0.1	1.2

USD

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Effects of 10% strengthening	—	—
Effects of 10% weakening	—	—

        The USD loan exposure was fully hedged until August 2022. The terms of the loan acquisition agreement with The Stars Group Inc resulted in these hedges being dedesignated on 21 April 2018.

j)
Fair value of financial instruments

Fair value of financial instruments carried at amortised cost

        The directors consider that the carrying amounts of the financial assets and financial liabilities recorded at amortised cost in the financial statements approximate their fair value.

Fair value measurements recognised in the Statement of Financial Position

        The following tables provide an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

        Level 1 fair value measurements are those derived from quoted process (unadjusted) in active markets for identical assets or liabilities;

        Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Notes to the consolidated financial statements (Continued)

25. Financial instruments (Continued)

        Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

At 30 June 2017	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
AFS assets
Equity investment	1.2	—	—	1.2

	1.2	—	—	1.2

FVTPL liabilities
Interest rate swaps	—	8.1	—	8.1
Contingent consideration	—	—	1.8	1.8
Other creditors measured at FVTPL	—	—	6.3	6.3

	—	8.1	8.1	16.2

At 30 June 2016	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
FVTPL assets
Equity option contracts	—	—	2.0	2.0
AFS assets
Equity investment	2.3	—	—	2.3

	2.3	—	2.0	4.3

FVTPL liabilities
Interest rate swaps	—	10.0	—	10.0
Contingent consideration	—	—	1.8	1.8
Other creditors measured at FVTPL	—	—	7.8	7.8

	—	10.0	9.6	19.6

        The Group has fair valued the equity investment based on the trading price of the investment on the open market.

        The Group has valued the interest rate swap contracts using publically available information about the business and industry which is not directly related to the asset or liability being valued. This information is used to derive forward curves, including adjustments for the Group's credit risk, from which the swap contact value is estimated.

Valuation techniques and assumptions applied for the purposes of measuring fair value

        The equity option contracts, as detailed in note 17, have been valued using the Black Scholes method. Significant judgement has been used in terms of the volatility rate and forecasts of likely NYX trading activities and performance.

        The following sensitivity analysis has been performed:

        Volatility. The value of the equity option contracts are subject to volatility. The volatility used in the fair value calculations were 16.8% at 30 June 2017 and 16.6% at 30 June 2016. Sensitivity has been performed on the volatility percentage being 1% higher or 1% lower. A positive figure in the table below

Notes to the consolidated financial statements (Continued)

25. Financial instruments (Continued)

shows an increase in the value of the equity option contract and a negative value shows a fall in the value of the equity option contract.

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Volatility 1% higher	0.2	—
Volatility 1% lower	(0.2)	—

        NYX performance. The value of the equity option contract is also subject to the NYX performance and their ability to exercise their put option. The current valuation assumed that NYX will be able to exercise its put option however if this assumption were not made then the value of the equity option contract would move as per the table below.

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Increase in equity option contract value	0.6	—

        As set out in note 36, the Group sold its interest in NYX to Scientific Games on 5 January 2018.

        The contingent consideration is payable based on the year on year incremental increase in Sky Vegas revenues delivered from Core Gaming Limited content. The payment is split into two, the first based on the financial year 2017 revenue growth, payable up to a maximum of £0.9 million and the second based on the financial year 2018 revenue growth, payable up to a maximum of £0.9 million. The value recognised at each period end is based on the amount which would be payable if the most recent forecasts are achieved.

        The unobservable inputs in determining the fair value is the forecast performance. These forecasts have been developed for management based on the most recent information on company trading and performance.

        The Group has fair valued the antepost liability balance (shown within other creditors measured at FVTPL) based on internally generated expectations of the expected margin achievable at the revaluation date. The expected margins are generated through analysis of historical sports performance measures and probability calculations.

        The remaining other creditors measured at FVTPL have been valued based on internally generated expectations

Notes to the consolidated financial statements (Continued)

26. Share capital

	30 June 2016 £m	30 June 2017 £m
Allotted, authorised, called-up and fully paid
712,966 A1 Ordinary shares of £0.01 each (712,966 at all the SFP dates)	—	—
200,556 A2 Ordinary shares of £0.01 each (200,556 at all the SFP dates)	—	—
14,127 B Ordinary shares of £0.01 each (14,127 as at 30 June 2017 and 30 June 2016)	—	—
897 Deferred B Ordinary shares of £0.01 each (2,108 at all the SFP dates)	—	—
75,000 C Ordinary shares of £0.01 each (75,000 at all the SFP dates)	—	—
100 Contingent value shares of £0.01 each (200 at all the SFP dates)	—	—

	—	—

Share rights

Income

        Class A1, A2, B and C shareholders rank equally in relation to dividends but have no right to a fixed income. The Contingent value shares have no rights to dividends or a fixed income however the contingent value shares are subject to being repurchased in exchange for a contingent value payment in the event of a sale or distribution. The value of the payment is calculated based on the value returned to shareholders as a result of the distribution or sale and the time elapsed between the original carve out on 19 March 2015 and the date of sale or distribution. The contingent value payment is capped at £50 million.

Voting

        Only A1 and A2 shareholders have the right to vote and are allocated one vote for every A1 or A2 Ordinary share held. B shareholders, C shareholders and contingent value shareholders are entitled to attend any general meeting but are not entitled to vote at such meeting.

Capital

        On winding up, reduction of capital or otherwise, the assets of the Company available for distribution shall be distributed:

  1.
  First, to the Contingent value shareholder to the extent any contingent value payment is due at that time.

  2.
  Second, to the holders of Preference shares.

  3.
  Finally, the A1, A2, B and C ordinary shareholders in proportion to the amount paid up on such ordinary shares.

        On 16 October 2015 4,757 B Ordinary shares were issued at £1 each (£0.01 nominal and £0.99 premium). On 1 March 2016 Cyan Blue Topco Limited undertook a share buyback of 8,641 B Ordinary shares and 49,988 C Ordinary shares at £1.40 each (£0.01 nominal and £1.39 premium). All 8,641 B Ordinary shares and 49,988 C Ordinary shares were reissued at par on 1 March 2016.

Notes to the consolidated financial statements (Continued)

27. Share premium

	30 June 2016 £m	30 June 2017 £m
Premium arising on issue of equity shares
712,966 A1 Ordinary shares with premium of £0.99 (712,966 at all the SFP dates)	0.7	0.7
200,556 A2 Ordinary shares with premium of £0.99 (200,556 at all the SFP dates)	0.2	0.2
5,486 B Ordinary shares with premium of £0.99 (5,468 as at 30 June 2017 and 30 June 2016)	—	—
2,108 Deferred B Ordinary shares with premium of £0.99 (2,108 at all SFP dates)	—	—
25,012 C Ordinary shares with premium of £0.99 (25,012 as at 30 June 2017 and 30 June 2016)	—	—

	0.9	0.9

        The share premium reserve represents the amount paid by the Shareholders in excess of the nominal value of the shares purchased.

        During the year ended 30 June 2016 Cyan Blue Topco Limited undertook a share buyback of 8,641 B Ordinary shares and 49,988 C Ordinary shares at a premium of £1.39, see note 27. This created an additional reserve, see note 29.

28. Other reserves

Total £m
At 30 June 2015	—
Share buyback premium	—

At 30 June 2016	—
Capital contribution	0.8

At 30 June 2017	0.8

        In March 2016 Cyan Blue Topco Limited undertook a share buyback of 8,641 B Ordinary Shares and 49,988 C Ordinary Shares at a premium of £1.39.

        In June 2017 Sky plc group provided the Group with a £0.8 million early repayment discount due to the repayment of the loan provided to Cyan Blue VLNCo Limited (see note 24), this was recognised as a capital contribution in the Group.

29. Available-for-sale reserve

	30 June 2016 £m	30 June 2017 £m
Balance brought forward at 1 July	—	0.2
Revaluation on equity investment	0.2	1.1

	0.2	1.3

Notes to the consolidated financial statements (Continued)

30. Notes to the Cash Flow Statement

        There is no taxable amount due on these balances therefore the amounts shown above are both gross and net of tax.

        The Available-for-sale reserve represents the revaluation of ordinary shares acquired in NYX (see note 17), which have been classified as available for sale assets.

        The purpose of the available for sale is to record the cumulative changes in the fair value of available for sale assets, which are not recorded in the SCI.

Reconciliation of profit before taxation to cash generated from operations

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Loss before taxation	(37.8)	(3.0)
Depreciation of property, plant and equipment	1.7	3.8
Amortisation of intangible assets	60.3	67.1
Impairment of intangible assets	—	6.3
Loss on sale of property, plant and equipment	0.2	0.1
Movement in bad debt provision	(0.1)	—
Foreign exchange gain/(loss)	0.2	(0.4)
Revaluation of financial instruments measured at fair value	10.7	2.5
Investment income	(0.4)	(1.7)
Finance costs	70.9	70.8
Other gains and losses	—	0.1

Operating cashflows before movements in working capital	105.7	145.6
Increase in trade and other receivables	(0.3)	(4.6)
Increase in trade and other payables	28.0	13.4
Increase in provisions	3.2	2.2

Cash generated from operations	136.6	156.6
Income taxes paid	(12.7)	(14.8)

Net cash from operating activities	123.9	141.8

Cash and cash equivalents

	30 June 2016 £m	30 June 2017 £m
Cash at bank	101.6	96.6
Cash held by third parties	0.3	0.3
Ring-fenced customer account balances	18.5	25.9

	120.4	122.8

        Cash and cash equivalents comprise cash held by the Group.

Notes to the consolidated financial statements (Continued)

31. Transactions with related parties

        The tables below set out the related party transactions and year end balances between the Group and its related parties.

Transactions with Sky plc group

        The Sky plc group has retained an interest in the Sky Betting and Gaming business via a 20% stake in the Group's top company Cyan Blue Topco Limited. The Group continues to purchase goods and services from companies that form part of the Sky plc group at arm's length prices.

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Marketing services from Sky plc group	19.0	38.9
Technology services from Sky plc group	0.7	1.1

        The Sky plc group continues to support the Group and has paid the following on behalf of the Group and recharged at cost. Prior to 29 February 2016 the payroll for Sky Betting and Gaming was managed and paid for by Sky plc group and recharged at cost. From 29 February 2016 the payroll was brought in-house, at which point the recharge from Sky plc for payroll ceased. Payroll costs for the year ended 30 June 2017 relate only to adjustments to previous amounts recharged.

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Recharge of payroll costs from Sky plc group	26.4	—
Recharge of other costs from Sky plc group	2.4	0.1

        The Group received income for platform services provided to the Sky plc group during the year ended 30 June 2017.

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Other income	—	0.6

        Sky plc has invested in the group in the form of shareholder loan notes and the following table details the interest costs charged to the Group during the year.

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Interest payable on Loan note issued to Cyan Blue VLNCo Limited	5.9	6.4
Interest payable on Loan note issued to Cyan Blue Topco Limited	8.3	9.1

Notes to the consolidated financial statements (Continued)

31. Transactions with related parties (Continued)

        The table below details the amounts outstanding on the SFP at the year end due to Sky plc group.

	30 June 2016 £m	30 June 2017 £m
Payable due to recharges and trading with Sky plc group	3.5	9.8
Loan note issued to Cyan Blue VLNCo Limited	74.5	—
Accrued interest on loan note to Cyan Blue VLNCo Limited	3.0	—
Loan note issued to Cyan Blue Topco Limited	86.1	94.7
Accrued interest on loan note to Cyan Blue Topco Limited	4.2	4.7

Employee Benefit Trust

        A number of employees of Group companies have invested in the Group through the Employee Benefit Trust. During the 48 week period to 30 June 2015 the parent company issued a loan to the Employee Benefit Trust. This loan is interest bearing at a rate of 10% and is repayable on demand.

        Interest charged on the loan to the Employee Benefit Trust during the year is detailed below:

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Interest income on Loan	0.1	0.1

        As at the SFP date the Group had an outstanding balance due to the Employee Benefit Trust of £1.1 million (30 June 2016: £0.9 million).

Key Management Personnel

        The remuneration of the 4 Directors, who are the key management personnel of the Group, as well as holding investments in the Group, is paid for by one of the Company's subsidiary companies. The table below summarises the remuneration paid during the years.

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Emoluments	1.1	1.1

32. Operating lease arrangements

	Year ended 30 June 2016 £m	Year ended 30 June 2017 £m
Lease payments under operating leases recognised as an expense in the year	2.5	3.0

Notes to the consolidated financial statements (Continued)

32. Operating lease arrangements (Continued)

        At the SFP date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	30 June 2016 £m	30 June 2017 £m
Within one year	2.6	2.7
In second to fifth year inclusive	8.9	8.5
After five years	5.0	3.9

        Operating lease payments represent rentals payable by the group for certain of its office properties.

33. Financial commitments

	30 June 2016 £m	30 June 2017 £m
Contracted for but not provided for	24.7	22.1

        The financial commitments detailed above include amounts for technology and IT contracts.

34. Retirement benefit schemes

        The Group participates in a defined contribution retirement benefit scheme for all qualifying employees of the subsidiary Hestview Limited. The assets of the schemes are held separately from those of the Group in funds under the control of trustees. Where there are employees who leave the schemes prior to vesting fully, the contributions payable by the Group are reduced by the amount of forfeited contributions. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

        The total cost charged to income for the year ended 30 June 2017 was £2.3 million and for the year ended 30 June 2016 was £1.4 million. This represents contributions payable to these schemes by the group at rates specified in the rules of the schemes. The amounts which had not been paid over to the schemes as at each SFP date were £0.4 million at 30 June 2017 and £0.3 million at 30 June 2016.

35. Subsequent events

        Subsequent to the year end, the bank loan of £340.0 million plus accrued interest due was repaid. Two new loans were raised during the same period, £475 million with interest payable at a floating rate of 4.25%+3 month GBP LIBOR and $450 million with interest payable of 3.5%+3 USD month LIBOR. Both loans expire in August 2024.

        On 25 August 2017 the Group entered into three agreements to swap floating interest rate for fixed interest rate to hedge exposure to future interest rate and foreign currency rate exposure of the new $450 million of external debt. All 3 swap agreements expire in June 2020.

        The net proceeds of the refinancing enabled the Group to pay dividends to its shareholders. On 14 September 2017 the Group paid dividends of £540.3 million to its shareholders being £383.9 million to Cyan Blue Jerseyco Limited, £108 million to Sky and £48.4 million to Cyan Blue Manco Limited.

        On 5 January, NYX Gaming Group was acquired by Scientific Games via a scheme of arrangement. As a result of this, the Group redeemed its convertible preferences shares in NYX for £22.0 million and,

Notes to the consolidated financial statements (Continued)

35. Subsequent events (Continued)

under the terms of the scheme of arrangement, received $(CAD) 4.0 million for its Ordinary Shares in NYX.

        On 21 April 2018, The Stars Group announced that it signed a definitive agreement to acquire Sky Betting and Gaming from CVC and Sky Media for £4.7 billion. The acquisition is expected to close in July 2018.

 Cyan Blue Topco Limited

Interim statements for the 3 and 9 months ended 31 March 2018

Registered on the Island of Jersey

Registered number: 116297

Condensed Consolidated Statement of Comprehensive Income

For the 9 months ended 31 March 2018

	Notes	9 months ended 31 March 2018 £m	9 months ended 31 March 2017 £m	3 months ended 31 March 2018 £m	3 months ended 31 March 2017 £m
Revenue	3	496.2	363.7	157.5	133.5
Cost of sales		(124.4)	(98.8)	(41.2)	(37.5)

Gross profit		371.8	264.9	116.3	96.0
Operating expenses		(270.6)	(224.0)	(97.0)	(82.5)

Operating profit		101.2	40.9	19.3	13.5
Revaluation of financial instruments measured at fair value	5	2.7	(2.6)	2.7	(1.7)
Investment income		1.0	1.2	0.1	0.4
Finance costs		(70.2)	(52.4)	(20.9)	(17.7)

Profit/(loss) before tax		34.7	(12.9)	1.2	(5.5)
Tax (expense)/credit	6	(19.8)	0.2	(4.6)	0.2

Profit/(loss) for the period attributable to equity shareholders		14.9	(12.7)	(3.4)	(5.3)
Other comprehensive income:
Items that may subsequently be reclassified to profit or loss
Change in value of available-for-sale financial assets	8	—	(1.2)	0.2	(0.1)
Gain on cashflow hedges		(21.7)	—	(11.4)	—
Items reclassified and reported in the statement of comprehensive income (SCI)
Transfer to statement of comprehensive income	8	1.3	—	—	—

Gain on cashflow hedges		23.9	—	14.5	—

Other comprehensive income/(loss) for the period, net of tax		3.5	(1.2)	3.3	(0.1)

Total comprehensive income/ (loss) for the period attributable to the equity shareholders		18.4	(13.9)	(0.1)	(5.4)

The accompanying notes are an integral part of this Condensed Consolidated Statement of Comprehensive Income. All results relate to continuing operations.

Condensed Consolidated Balance Sheet

As at 31 March 2018

	Notes	31 March 2018 £m	30 June 2017 £m
Non-current assets
Goodwill		320.0	320.0
Other investments	8	—	20.1
Intangible assets	7	428.1	465.1
Property, plant and equipment		13.3	13.2
Trade and other receivables		0.9	1.5

		762.3	819.9
Current assets
Trade and other receivables		20.1	16.3
Cash and cash equivalents	12	190.3	122.8

Total assets		972.7	959.0

Current liabilities
Trade and other payables		(148.1)	(121.1)
Current tax		(18.2)	(5.9)
Provisions		(8.9)	(10.2)
Borrowings	10	(3.6)	—

		(178.8)	(137.2)
Non-current liabilities
Borrowings	10	(1,277.1)	(792.4)
Provisions		(1.8)	(1.9)
Deferred tax	11	(64.7)	(72.2)
Derivative financial instruments	9	(24.9)	(8.1)

Total liabilities		(1,547.3)	(1,011.8)

Net liabilities		(574.6)	(52.8)

Equity
Share capital		—	—
Share premium		0.9	0.9
Other reserves		0.8	0.8
Retained losses		(578.5)	(53.1)
Hedging reserve		2.2
Available-for-sale reserve		—	(1.4)

Total deficit attributable to equity shareholders		(574.6)	(52.8)

Total liabilities and shareholders' deficit		(972.7)	(959.0)

The accompanying notes are an integral part of this Condensed Consolidated Balance Sheet.

Condensed Consolidated Cash Flow Statement

For the 9 months ended 31 March 2018

	Note	9 months ended 31 March 2018 £m	9 months ended 31 March 2017 £m
Net cash from operating activities	12	162.0	110.8
Cash flows used in/(from) investing activities
Interest received		0.2	0.1
Purchase of property, plant and equipment		(3.7)	(8.6)
Purchase of intangible assets		(14.8)	(19.0)
Disposal of investments		24.0	—

Net cash from/(used in) investing activities		5.7	(27.5)
Cash flows from/(used in) financing activities
New bank loan raised		853.5	—
Costs of raising new bank loan		(4.9)	—
Repayment of bank loan principal		(378.0)	—
Repayment of bank loan accrued interest		(2.4)	—
Bank interest paid		(28.1)	(20.2)
Dividends paid(1)		(540.3)	—

Net cash used in financing activities		(100.2)	(20.2)

Net increase in cash and cash equivalents		67.5	63.1

Cash and cash equivalents at the beginning of the period		122.8	120.4
Cash and cash equivalents at the end of the period		190.3	183.5

(1)
On 14 September 2017 the Group paid a dividend to its equity shareholders of £540.3 million.

The accompanying notes are an integral part of this Condensed Consolidated Cash Flow Statement. All results relate to continuing operations.

Condensed Consolidated Statement of Changes in Equity

For the 9 months ended 31 March 2018

	Share capital £m	Share premium £m	Other reserves £m	AFS reserve(1) £m	Hedging reserve	Accumulated losses £m	Total shareholders' equity £m
At 1 July 2017	—	0.9	0.8	(1.3)	—	(53.1)	(52.7)
Profit for the period	—	—	—	—	—	14.9	14.9
Other comprehensive income	—	—	—	1.3	2.2	—	3.5

Total comprehensive income for the period	—	—	—	1.3	2.2	14.9	18.4
Dividend paid	—	—	—	—	—	(540.3)	(540.3)

At 31 March 2018	—	0.9	0.8	—	2.2	(578.5)	(574.6)

The accompanying notes are an integral part of this Condensed Consolidated Statement of Changes in Equity.

Condensed Consolidated Statement of Changes in Equity

For the 9 months ended 31 March 2017

	Share capital £m	Share premium £m	Other reserves £m	AFS reserve(1) £m	Hedging reserve £m	Accumulated losses £m	Total shareholders' equity £m
At 1 July 2016	—	0.9	—	(0.2)	—	(47.1)	(46.4)
Loss for the period	—	—	—	—	—	(12.7)	(12.7)
Other comprehensive loss	—	—	—	(1.2)	—	—	(1.2)

Total comprehensive loss for the period	—	—	—	(1.2)	—	(12.7)	(13.9)

At 31 March 2017	—	0.9	—	(1.4)	—	(59.8)	(60.3)

(1)
Available for sale (AFS) reserve relates to the NYX investments as described in note 13 of the June 2017 annual report.

The accompanying notes are an integral part of this Condensed Company Statement of Changes in Equity.

Notes to the condensed consolidated financial statements

For the 9 months ended 31 March 2018

1. General Information

        Cyan Blue Topco Limited (the "Company") is a company incorporated in the Jersey. The principal activity of the Company and its subsidiaries (collectively, the "Group") is the provision of digital betting and gaming services.

2. Significant accounting policies

a)    Basis of preparation

        The unaudited interim condensed consolidated financial statements for the three months and nine months ended 31 March 2018 have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" ("IAS 34") as issued by the International Accounting Standards Board. The interim condensed consolidated financial statements have been prepared on a going concern basis and have been prepared using accounting policies and methods of computation consistent with those applied in the non-statutory financial statements for the year ended 30 June 2017, except for new accounting pronouncements which have become effective this period, none of which had a material impact on the Group's results or financial position. The Group also introduced a new accounting policy for derivatives financial instruments and hedging activities. See note below.

        The interim condensed consolidated financial statements are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the non-statutory 2017 financial statements. The interim condensed consolidated financial statements do not constitute statutory accounts and are unaudited for all periods presented. The financial information for the full year ended 30 June 2017 is extracted from the non-statutory financial statements for that year.

        The interim condensed consolidated financial statements are based on the 39 weeks ended 29 March 2018 (fiscal year 2017: 39 weeks ended 23 March 2017). For convenience purposes, the Group continues to date its consolidated financial statements as at 30 June and its interim condensed consolidated financial statements as at 31 March.

b)    Going Concern

        The Directors have reviewed the financial position of the Group, the forecasted cash flows and the availability of financing facilities to the Group and they have formed a judgement at the time of approving the financial statements that the Group will have access to adequate resources to continue in operational existence for the foreseeable future. In making this assessment the Directors have considered the going concern status for a period of at least 12 months from the date of signing the financial statements and evaluated sensitivities to the Group's business plan. Further the Directors have considered the risks and uncertainties arising from the proposed acquisition of the Group by Stars. The acquisition of the Group is expected to be funded by debt issued by Stars. The Directors are satisfied that the combined group will have sufficient resources to meet the revised financing requirements.

        The Group is in a net liabilities position as at 31 March 2018. Under the terms of the shareholder agreement interest accrues and is not payable until the loan redemption date of 18 March 2055 or upon change of control. The external funding is not due for repayment until 2024. The Group generates positive net cash flows and it is expected that sufficient funds will be available for ongoing operations and future developments. The Group has access to an undrawn £35 million revolving credit facility which is due to expire on 25 August 2023.

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

2. Significant accounting policies (Continued)

        Accordingly, the Directors continue to adopt the going concern basis in preparing the financial statements.

c)     Adoption of new and revised Standards

        No new or revised standards have been adopted during the period.

        The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after 1 July 2018 or later periods. These new pronouncements are listed below:

  •
  IFRS 9 Financial Instruments (2014) (effective from 1 July 2018)

  •
  IFRS 15 Revenue from Contracts with Customers (effective from 1 July 2018) IFRIC 22 (effective from 1 July 2018)

  •
  Annual Improvements 2014-2016 Cycle—Amendments to IFRS 1 and IAS 28 (effective from 1 July 2018)

  •
  Amendments to IFRS 2—Classification and Measurement of Share-based Payment Transactions (effective from 1 July 2018)

  •
  Amendments to IAS 40—Transfers of Investment Property (effective from 1 July 2018)

  •
  IFRS 16 Leases (effective from 1 July 2019)

  •
  IFRIC 23 (effective from 1 July 2019)

  •
  Amendments to IAS 28—Long-term Interests in Associates and Joint Ventures (effective from 1 July 2019)

  •
  Annual Improvements 2015-2017 Cycle—Amendments to IFRS 3, IAS 12 and IAS 23 (effective from 1 July 2019)

        The Directors are currently evaluating the impact of the adoption of these standards, amendments and interpretations in future periods. The following standards may have a material impact and affect disclosure requirements in future periods:

IFRS 15

        When IFRS 15 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the financial statements, or with the cumulative impact of IFRS 15 applied as an adjustment to equity on the date of adoption; when the latter approach is applied, it is necessary to disclose the impact of IFRS 15 on each line item in the financial statements in the reporting period.

        IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers:

  •
  Identify the contract with the customer.

  •
  Identify the performance obligations in the contract, introducing the new concept of 'distinct'.

  •
  Determining the transaction price.

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

2. Significant accounting policies (Continued)

  •
  Allocating the transaction price to the performance obligations in the contracts, on a relative stand-alone selling price basis.

  •
  Recognise revenue when (or as) the entity satisfies its performance obligation.

        IFRS 15 also introduces new guidance on, amongst other areas, combining contracts, discounts, variable consideration, contract modifications and requires that certain costs incurred in obtaining and fulfilling customer contracts be deferred on the balance sheet and amortised over the period an entity expects to benefit from the customer relationship.

        To date, the Group has conducted a detailed accounting review of the impact of IFRS 15 across the products and services within the Group's revenue streams. The Group has determined that the impact of IFRS 15 is not expected to be material with the modified retrospective approach likely to be taken.

IFRS 9

        When IFRS 9 is adopted the standard is expected to impact the classification and measurement of financial instruments and is expected to require certain additional disclosures. IFRS 9 should be applied subject to certain exemptions. The standard introduces the following:

  •
  An 'expected credit loss' model for the measurement of the impairment of financial assets, so it is no longer necessary for the credit event to have occurred before a credit loss is recognised.

  •
  A new hedge accounting model that is designed to more closely align with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

  •
  A logical approach for the classification of financial assets, driven by cash flow characteristics and the business model in which an asset is held.

  •
  Embedded derivatives are no longer separated from financial asset hosts.

  •
  During the nine months to 31 March 2018 the group refinanced and under IAS 39 classified as a non-substantial modification. The treatment of a non-substantial modification differs under IFRS 9.

        The Group is still in the process of quantifying the implications of this standard. However, qualitatively the Group expects the following impacts:

  •
  Providing for loss allowances on our existing financial assets is expected to reduce the value of our financial assets on our consolidated balance sheet and operating profit will decrease, although this is not expected to have a material impact.

  •
  IFRS 9 removes the requirement of a hedge to meet the 80%-125% effectiveness range, instead the entity can perform a qualitative or quantitative assessment to capture the sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term which will impact how we perform our hedge effectiveness assessment.

  •
  IFRS 9 introduces the concept of rebalancing, which allows adjustments to the hedged item or instrument in order to maintain an effective hedge ratio. When rebalancing a hedge relationship, the hedge documentation must be updated and any ineffectiveness on rebalancing must be recognised immediately.

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

2. Significant accounting policies (Continued)

IFRS 16

        When IFRS 16 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the financial statements, or with the cumulative retrospective impact of IFRS 16 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 16 on each line item in the financial statements in the reporting period. The Group has not yet determined which method will be adopted.

        IFRS 16 replaces IAS 17 'Leases' and will primarily change lease accounting for lessees; lessor accounting under IFRS 16 is expected to be similar to lease accounting under IAS 17. Lessee accounting under IFRS 16 will be similar in many respects to existing IAS 17 accounting for finance leases, but is expected to be substantively different to existing accounting for operating leases.

        Where a contract meets IFRS 16's definition of a lease and new associated guidance, where the Group acts as a lessee, lease agreements will give rise to the recognition of a non-current asset representing the right to use the leased item, and a loan obligation for future lease payables on the Group's consolidate balance sheet.

        Lease costs will be recognised in the form of depreciation of the right to use asset and interest on the lease liability, which may impact the phasing of operating profit and profit before tax, compared to existing cost profiles and presentation in the Statement of Comprehensive Income, and will also impact the classification of associated cash flows.

        The Group is still in the process of quantifying the implications of this standard. However, qualitatively the Group expects the following impacts:

  •
  There is expected to be an increase in total assets, as leased assets which are currently accounted for off the balance sheet (i.e. classified as operating leases under IAS 17) will be recognised on the balance sheet. The biggest asset category impacted for the group is expected to be land and buildings.

  •
  There is expected to be an increase in liabilities relating to existing operating leases are recognised.

  •
  Operating lease expenditure will be reclassified and split between depreciation and finance costs. Therefore operating profit will increase. Future depreciation and finance costs for our historic leases are also affected by our choice of transition method, which is still under review.

  •
  There may be a corresponding effect on tax balances in relation to all of the above impacts.

Derivative financial instruments and hedging activities

        Derivatives are held at fair value from the date on which the derivative contract is entered into. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under IFRS 13 Fair Value Measurement. Further information about valuation techniques are included in note 27.

        Certain derivatives held by the Group which relate to highly probable forecast transactions ('hedged items'), and meet the qualifying criteria under IAS 39 'Financial Instruments: Recognition and Measurement' ('IAS 39'), are designated as cash flow hedges.

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

2. Significant accounting policies (Continued)

        Derivatives that qualify for cash flow hedge accounting Changes in the fair values of derivatives that are designated as cash flow hedges ('cash flow hedging instruments') are initially recognised in other comprehensive income and accumulated under the heading of hedging reserve. Amounts accumulated in the hedging reserve are subsequently recognised in profit or loss in the periods in which the related hedged items are recognised in profit or loss. At inception, the effectiveness of the Group's cash flow hedges is assessed through a comparison of the principal terms of the hedging instrument and the underlying hedged item. The ongoing effectiveness of the Group's cash flow hedges is assessed with the expected cash flows of hedging instruments being compared to the expected cash flows of the hedged items. This assessment is used to demonstrate that each hedge relationship is expected to be highly effective on inception, has been highly effective in the period and is expected to continue to be highly effective in future periods. The measurement of hedge ineffectiveness for the Group's hedging instruments is calculated using the hypothetical derivative method, with the fair values of the hedging instruments being compared to those of the hypothetical derivative that would result in the designated cash flow hedge achieving perfect hedge effectiveness. The excess of the cumulative change in the fair value of the actual hedging instrument compared to that of the hypothetical derivative is deemed to be hedge ineffectiveness, which is recognised in profit or loss. The Group uses a range of 80% to 125% for hedge effectiveness, in accordance with IAS 39, and any relationship which has effectiveness outside this range is deemed to be ineffective and hedge accounting is suspended.

        In April 2018 however as a result of the proposed acquisition by Stars the Group de-designated its cashflow hedges.

3. Revenue

        Revenue, which excludes value added tax, represents the gross inflow of economic benefit from the Group's operating activities. Revenue is measured at the fair value of the consideration received or receivable. The majority of customers are based in the UK and as such no geographical split has been provided.

	9 months ended 31 March 2018 £m	9 months ended 31 March 2017 £m	3 months ended 31 March 2018 £m	3 months ended 31 March 2017 £m
Sports Book revenue	302.7	209.3	92.8	76.5
Gaming revenue	176.7	143.1	59.3	53.7
Oddschecker revenue	15.2	12.5	5.4	4.5
International revenue	1.6	(1.2)	—	(1.2)

	496.2	363.7	157.5	133.5

4. Divisional information

        The Group has two divisions which are defined based on product type. In addition the other unit includes head office costs and costs associated with International sports betting.

        The accounting policies of the divisions are the same as the Group's accounting policies described in note 1. Divisional "adjusted EBITDA" represents the profit/(loss) attributable to equity shareholders before tax expense/(credit), finance costs, investment income, revaluation of financial instruments measured at fair value, depreciation and amortization.

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

4. Divisional information (Continued)

        The Group is organised as follows;

Reportable Division	Description
Sportsbook	Digital sports betting services. This includes all UK and International sports betting as well as revenue and costs derived from the Oddschecker and Sportinglife websites.
Gaming	Digital gaming services. This includes all UK gaming as well as revenues and costs associated with the game development within Core Gaming.

        The following tables provide an analysis of the Group's divisional information for the nine months to 31 March 2018:

	Sportsbook £m	Gaming £m	Other £m	Total Group £m
Revenue	319.5	176.7	—	496.2

Adjusted EBITDA	135.0	80.8	(59.2)	156.6

Depreciation	(2.0)	(1.6)	—	(3.6)
Amortisation	(22.3)	(18.4)	(11.1)	(51.8)
Investment income	—	—	1.0	1.0
Finance costs	—	—	(70.2)	(70.2)
Revaluation of financial instruments measured at fair value	—	—	2.7	2.7

Profit before tax				34.7

        The following table provide an analysis of the Group's divisional information for the nine months to 31 March 2017:

	Sportsbook £m	Gaming £m	Other £m	Total Group £m
Revenue	220.6	143.1	—	363.7

Adjusted EBITDA	101.7	39.4	(47.7)	93.4

Depreciation	(1.4)	(1.1)	—	(2.5)
Amortisation	(20.6)	(18.3)	(11.1)	(50.0)
Investment income	—	—	1.2	1.2
Finance costs	—	—	(52.4)	(52.4)
Revaluation of financial instruments measured at fair value	—	—	(2.6)	(2.6)

Loss before tax				(12.9)

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

4. Divisional information (Continued)

        The following tables provide an analysis of the Group's divisional information for the three months to 31 March 2018:

	Sportsbook £m	Gaming £m	Other £m	Total Group £m
Revenue	98.2	59.3	—	157.5

Adjusted EBITDA	29.9	25.3	(16.8)	38.4

Depreciation	(0.7)	(0.9)	—	(1.6)
Amortisation	(7.7)	(6.1)	(3.7)	(17.5)
Investment income	—	—	0.1	0.1
Finance costs	—	—	(20.9)	(20.9)
Revaluation of financial instruments measured at fair value	—	—	2.7	2.7

Profit before tax				1.2

        The following tables provide an analysis of the Group's divisional information for the three months to 31 March 2017:

	Sportsbook £m	Gaming £m	Other £m	Total Group £m
Revenue	79.8	53.7	—	133.5

Adjusted EBITDA	35.7	12.8	(16.8)	31.7

Depreciation	(0.6)	(0.5)	—	(1.1)
Amortisation	(7.3)	(6.1)	(3.7)	(17.1)
Investment income	—	—	0.4	0.4
Finance costs	—	—	(17.7)	(17.7)
Revaluation of financial instruments measured at fair value	—	—	(1.7)	(1.7)

Loss before tax				(5.5)

5. Revaluation on financial instruments measured at fair value

	9 months ended 31 March 2018 £m	9 months ended 31 March 2017 £m	3 months ended 31 March 2018 £m	3 months ended 31 March 2017 £m
Fair value gains/(losses) on financial assets(i)	—	2.0	(0.3)	0.1
Fair value (losses)/gains on financial liabilities(ii)	(2.7)	0.6	(2.4)	1.6

	(2.7)	2.6	(2.7)	1.7

(i)
The fair value loss on financial assets relates to the revaluation of certain assets within the investment in NYX, see note 8.

(ii)
The fair value loss on financial liabilities relates to the revaluation of interest rate hedging instruments, see note 9.

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

6. Tax

a)
Tax recognised in the Statement of Comprehensive Income

	9 months ended 31 March 2018 £m	9 months ended 31 March 2017 £m	3 months ended 31 March 2018 £m	3 months ended 31 March 2017 £m
Current tax expense
Current period	27.3	9.7	7.1	3.2

Total current tax expense	27.3	9.7	7.1	3.2

Deferred tax expense
Origination and reversal of temporary differences	(8.0)	(8.3)	(3.0)	(1.8)
Effect of tax rate change	0.5	(1.6)	0.5	(1.6)

Total deferred tax credit	(7.5)	(9.9)	(2.5)	(3.4)

Total tax expense/(credit)	19.8	(0.2)	4.6	(0.2)

        The UK Finance Act 2016, reduced the rate of corporation tax to 17% with effect from 1 April 2020. This rate was fully enacted on 15 September 2016 and therefore was effective at the balance sheet date. The UK Finance (No.2) Act 2015, had previously included provisions reducing the main rate of UK corporation tax to 20% effective from 1 April 2015 and to 19% with effect from 1 April 2017.

b)
Reconciliation of effective tax rate

        The tax expense is based on the estimated effective tax rate for the year as a whole. The tax expense for the Period is higher (9 months ended 31 March 2017: lower) than the expense that would have been charged using the standard rate of corporation tax in Jersey at 31 March 2018 of 0% (9 months ended 31 March 2017: 0%) applied to the profit before tax. The differences are explained below:

	9 months ended 31 March 2018 £m	9 months ended 31 March 2017 £m	3 months ended 31 March 2018 £m	3 months ended 31 March 2017 £m
Profit/(loss) before tax	34.7	(12.9)	1.2	(5.5)
Loss before tax multiplied by standard rate of corporation tax in Jersey of 0%	—	—	—	—

Effects of:
Expected tax expense in higher rate jurisdictions	14.1	(1.4)	2	(0.7)
Expenses not deductible for tax purposes	5.2	2.7	2.1	1.0
Effect of tax rate change in higher rate jurisdictions	0.5	(1.5)	0.5	(0.5)

Total tax expense/(credit)	19.8	(0.2)	4.6	(0.2)

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

7. Intangible assets

	Internally generated intangible assets £m	Customer relationships £m	Technology £m	Other intangible assets £m	Total £m
Cost
At 1 July 2016	22.2	425.2	36.2	109.3	592.9
Additions	18.1	—	—	5.3	23.4
Disposals	—	—	—	(0.2)	(0.2)
Impairment	(7.0)			(0.8)	(7.8)

At 30 June 2017	33.3	425.2	36.2	113.6	608.3
Additions	12.4	—	—	2.4	14.8

At 31 March 2018	45.7	425.2	36.2	116.0	623.1

Amortisation
At 1 July 2016	4.7	48.0	8.7	16.3	77.7
Amortisation	7.3	40.1	7.1	12.6	67.1
Disposals	—	—	—	(0.2)	(0.2)
Impairment	(1.2)	—	—	(0.2)	(1.4)

At 30 June 2017	10.8	88.1	15.8	28.5	143.2
Amortisation	6.6	30.0	5.4	9.8	51.8

At 31 March 2018	17.4	118.1	21.2	38.3	195.0

Carrying amounts
At 31 March 2018	28.3	307.1	15.0	77.7	428.1

At 30 June 2017	22.5	337.1	20.4	85.1	465.1

        The Group's internally-generated intangible assets relate to software development. The Group's other intangible assets includes external spend on software, software licenses, and copyright licenses.

        Following a review of the assets capitalised in relation to the development of the Italian platform £6.2 million of impairment losses were recognised in June 2017 as result of the carrying amount exceeding the present value of the estimated future cash flows.

8. Other investments

	31 March 2018 £m	30 June 2017 £m
Equity investment	—	1.2
Preference shares	—	18.9

	—	20.1

        During the year ended 30 June 2016 the Group acquired £2.5 million of ordinary shares in NYX. This investment included warrants (2018: £nil, 2017: £nil) giving the Group the option to acquire further shares up to 3 years post acquisition. The ordinary shares have been classified as available-for-sale and accounted for at fair value under IAS 39 Financial Instruments: Recognition and Measurement.

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

8. Other investments (Continued)

        During the year ended 30 June 2016 the Group invested in £20 million convertible preference shares issued by a subsidiary of NYX. The value of these convertible preference shares was split into a debt element comprising the underlying preference shares and an embedded derivative element comprising the conversion option. The conversion option relates to both a put and call option. The put option gives NYX the right to force the conversion of the preference shares in the event that the ordinary share price exceeds a specified amount. The call option enabled the Group to force the conversion of the preference shares after a standstill period. The preference shares were classified as loans and receivables (see above) and the conversion option classified as FVTPL.

        On 5 January 2018, the ordinary shares and the convertible preference shares were sold for £24.0m, resulting in a gain on disposal of £2.1m recognised in the statement of comprehensive income.

9. Derivative financial instruments

	31 March 2018 £m	30 June 2017 £m
Assets
Fair value of NYX ordinary and preference shares	—	—
Liabilities
Fair value of interest rate swaps(i)	(2.0)	(8.1)
Fair value of cross currency swaps(ii)	(22.9)	—

(i)
On 7 July 2015 the Group entered into two agreements to swap floating interest rate for fixed interest rate to hedge any exposure to future interest rate increases. Both agreements are for £150 million with the floating interest rate fixed and payable at 1.42% and 1.43% respectively.

(ii)
On 25 August 2017 the Group entered into three agreements to swap floating interest rate for fixed interest rate to hedge exposure to future interest rate and foreign currency rate exposure of the new $450 million of external debt. All 3 swap agreements expire in June 2020. On 2 March 2018 the Group entered into an arrangement to swap floating USD interest rate for fixed GBP interest rate to hedge exposure to future interest rate and foreign currency rate exposure of the $52.5m of external debt raised in March 2018. The agreement expires in June 2021.

        As a result of the proposed acquisition by Stars the Group de-designated its cashflow hedges in April 2018.

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

10. Borrowings

	31 March 2018 £m	30 June 2017 £m
Unsecured borrowings at amortised cost
Loans with Company's immediate parent(i)	370.4	336.8
Accrued interest on loans with Company's immediate parent(i)	8.9	16.6
Loans with related parties(ii)	104.2	94.7
Accrued interest on loans with related parties(ii)	2.5	4.7
Preference shares owed to Cyan Blue Manco Limited(iii)	6.5	6.5
Accrued coupon on preference shares(iii)	1.8	1.5

Total unsecured	494.3	460.8

Secured borrowings at amortised cost
Bank loans(iv)	786.4	331.6

Total secured	786.4	331.6

Total borrowings	1,280.7	792.4

The key features of the borrowings are as follows;

(i)
The loans with the Company's immediate parent relate to amounts payable to Cyan Blue Jerseyco of £370.4 million at 31 March 2018 (30 June 2017: £336.8 million) (payable by Cyan Blue Topco Limited) plus accrued interest for the nine months to March 31, 2018. Interest is payable at 10% per annum. Interest is payable in the form of PIK notes which are issued at 31 December each year and subsequently attract interest at 10% per annum. The repayment date is 19 March 2055.

(ii)
The loans with related parties include amounts payable to the Sky plc group of £104.2 million at 31 March 2018 (30 June 2017: £94.7 million) plus accrued interest for the nine months to March 31, 2018 due from Cyan Blue Topco Limited with interest payable at 10% per annum. Unpaid interest accrues and compounds onto the principal amount at 31 December each year, until the repayment date.

(iii)
The preference shares issued by Cyan Blue Topco Limited to Cyan Blue Manco Limited of £6.5m with interest payable at 10% per annum compounding on the 19th March of each year until the repayment data in March 2055.

(iv)
During the nine month period to 31 March 2018 the bank loan of £340.0 million plus accrued interest due was repaid. Two new loans were raised during the same period, £475 million with interest payable at a floating rate of 4.25%+3 month GBP LIBOR and $450 million with interest payable of 3.5% +3 month USD LIBOR. Both loans expire in August 2024. On 5 March 2018, the Company agreed a number of amendments to the Credit Agreement including repricing of the USD tranche to 2.75% + USD LIBOR and increasing the USD tranche to $500 million. The incremental USD debt was used to pay partially repay the GBP tranche.

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

11. Deferred tax

Recognised deferred tax (assets)/liabilities

	Fixed assets £m	Intangibles £m	Short-term temporary differences £m	Total £m
At 1 July 2016	—	86.5	(1.0)	85.5
Prior year adjustment	(0.5)	0.1	0.5	0.1
Deferred tax expense in statement of comprehensive income	(0.4)	(12.9)	(0.1)	(13.4)

At 30 June 2017	(0.9)	73.7	(0.6)	72.2

At 1 July 2017	(0.9)	73.7	(0.6)	72.2
Deferred tax credit expense statement of comprehensive income	—	(7.5)	—	(7.5)

At 31 March 2018	(0.9)	66.2	(0.6)	64.7

        Deferred tax assets have been recognised in respect of property, plant and equipment and short term timing differences on the basis that management deem it probable that the UK resident companies in which these assets reside will have sufficient taxable profits against which these assets can be utilised.

        The Group has unutilised tax losses carried forward of £1.0 million (31 March 2017: £0.9 million). Deferred tax assets have not been recognised in respect of these tax losses on the basis that the companies in which they reside are not expected to be able to utilise them in the foreseeable future.

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

12. Notes to the Condensed Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash generated from operations

	9 months ended 31 March 2018 £m	9 months ended 31 March 2017 £m
Profit/(loss) before taxation	34.7	(12.9)
Depreciation of property, plant and equipment	3.6	2.6
Amortisation of intangible assets	51.8	49.9
Foreign exchange loss	—	—
Revaluation of financial instruments measured at fair value	(2.7)	2.6
Investment income	(1.0)	(1.2)
Finance costs	70.2	52.4
Gain on disposal of investment	(2.1)	—
Other gains and losses	—	0.4

Operating cashflows before movements in working capital	154.5	93.8
(Decrease)/increase in trade and other receivables	(3.0)	(0.7)
Increase in trade and other payables	26.6	21.9
(Increase)/decrease in provisions	(1.4)	1.7

Cash generated from operations	176.7	116.7
Income taxes paid	(14.7)	(5.9)

Net cash from operating activities	162.0	110.8

Cash and cash equivalents

	31 March 2018 £m	30 June 2017 £m
Cash at bank	153.9	94.0
Cash held by third parties	0.1	0.3
Ring-fenced customer account balances	36.3	28.5

	190.3	122.8

        Cash and cash equivalents comprise cash held by the Group. This amount includes £36.3 million (2017: £28.5 million) of customer funds.

13. Transactions with related parties

        The tables below set out the related party transactions and year end balances between the Group and its related parties.

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

13. Transactions with related parties (Continued)

Transactions with Sky plc group

        The Sky plc group has retained a 20% interest in the Sky Betting and Gaming business. The Group continues to purchase goods and services from companies that form part of the Sky plc group at arm's length prices.

	9 months ended 31 March 2018 £m	9 months ended 31 March 2017 £m	3 months ended 31 March 2018 £m	3 months ended 31 March 2017 £m
Marketing services from Sky plc group	26.8	30.3	9.2	9.9
Technology services from Sky plc group	0.1	1.0	(0.1)	0.3

        The Sky plc group provided support to the Group and has paid the following on behalf of the Group and recharged at cost.

	9 months ended 31 March 2018 £m	9 months ended 31 March 2017 £m	3 months ended 31 March 2018 £m	3 months ended 31 March 2017 £m
Recharge of other costs from Sky plc group	—	0.1	—	—

        During the current year the Group received income for platform services provided to the Sky plc group.

	9 months ended 31 March 2018 £m	9 months ended 31 March 2017 £m	3 months ended 31 March 2018 £m	3 months ended 31 March 2017 £m
Other income	0.5	0.5	0.2	0.2

        Sky plc has invested in the group in the form of shareholder loan notes and the following table details the interest costs charged to the Group during the period.

	9 months ended 31 March 2018 £m	9 months ended 31 March 2017 £m	3 months ended 31 March 2018 £m	3 months ended 31 March 2017 £m
Interest payable on Loan note issued to Cyan Blue VLNCo Ltd	—	4.6	—	1.6
Interest payable on Loan note issued to Cyan Blue Topco Ltd	7.3	6.6	2.6	2.4

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

13. Transactions with related parties (Continued)

        The table below details the amounts outstanding on the Balance Sheet due to Sky plc group.

	31 March 2018 £m	30 June 2017 £m
Payable due to group recharges and trading	6.3	9.8
Loan note issued to Cyan Blue Topco Ltd	104.1	94.7
Accrued interest on loan note to Cyan Blue Topco Ltd	2.6	4.7

Transactions with Openbet

        On 16 May 2016 the Group invested £22.5 million in NYX through convertible preference shares in a subsidiary company and ordinary shares in NYX. NYX own Openbet which is the Group's platform provider. The Group has charged £4.5 million 9 months to 31 March 2018 (£5.5 million 9 months to 31 March 2017) and £nil 3 months to 31 March 2018 (£2.7m 3 months to 31 March 2017) of costs relating to Openbet through the consolidated comprehensive income statement.

Employee Benefit Trust

        A number of employees of Group companies have invested in the Group through the Employee Benefit Trust. In 2015 the parent company issued a loan to the Employee Benefit Trust. This loan is interest bearing at a rate of 10% and is repayable on demand.

        Interest charged on the loan to the Employee Benefit Trust during the year is detailed below:

	9 months ended 31 March 2018 £m	9 months ended 31 March 2017 £m	3 months ended 31 March 2018 £m	3 months ended 31 March 2017 £m
Interest income on Loan	0.1	0.1	—	0.1

        As at the Balance Sheet date the Group had an outstanding balance due to the Employee Benefit Trust of £1.2 million (30 June 2017: £1.1 million).

Key Management Personnel

Director emoluments

	9 months ended 31 March 2018 £m	9 months ended 31 March 2017 £m	3 months ended 31 March 2018 £m	3 months ended 31 March 2017 £m
Emoluments	1.0	0.9	0.2	0.1

        The number of directors who have benefits accruing under the money purchase pension scheme is two (2017: two).

Notes to the condensed consolidated financial statements (Continued)

For the 9 months ended 31 March 2018

13. Transactions with related parties (Continued)

        Dividends were paid in the nine months to 31 March 2018 to Cyan Blue Jersey Co Limited £384m, Sky UK Limited £108m and to Cyan Blue Manco Limited £48m. The Directors of Cyan Blue Topco Limited hold equity interests in Cyan Blue Manco Limited.

14. Financial commitments

	31 March 2018 £m	30 June 2017 £m
Contracted for but not provided for	26.2	22.1

        The financial commitments detailed above include amounts for technology and IT contracts.

15. Post balance sheet events

        On 21 April 2018, The Stars Group announced that it signed a definitive agreement to acquire Sky Betting and Gaming from CVC and Sky Media for £4.7bn. The acquisition is expected to close in July 2018.

 THE STARS GROUP INC.

Unaudited pro forma condensed consolidated financial statements

March 31, 2018

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS (LOSS)

For the three months ended March 31, 2018

(In thousands of U.S. dollars except per share amounts)

	The Stars Group Inc. $	Cyan Blue Topco Limited (Sky Betting & Gaming) $ Note 4	Pro Forma Adjustments $	Note	Consolidated Pro Forma $
Revenues	392,891	219,051	—		611,942

Expenses
Selling	61,297	71,348	—		132,645
General and administrative	161,395	71,765	45,446	5c)	278,606
Financial	45,015	31,571	26	9	93,242
			16,630	10
Gaming duty	42,952	42,698	—		85,650
Acquisition-related costs	7,739	—	(4,194)	6	3,545

Total expenses	318,398	217,382	57,908		593,688
Gain from investments	1,023	—	—		1,023

Net earnings before income taxes	75,516	1,669	(57,908)		19,277
Income taxes	1,155	6,398	(3,112)	8	4,441

Net earnings (loss)	74,361	(4,729)	(54,796)		14,836

Net earnings (loss) attributable to:
Shareholders of The Stars Group Inc.	75,451	(4,729)	(54,796)		15,926
Non-controlling interest	(1,090)	—	—		(1,090)

Net earnings (loss)	74,361	(4,729)	(54,796)		14,836

Basic earnings per common share	$0.51			12	$0.08
Diluted earnings per common share	$0.36			12	$0.06

See accompanying notes

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

For the year ended December 31, 2017

(In thousands of U.S. dollars except per share amounts)

	The Stars Group Inc. $	Cyan Blue Topco Limited (Sky Betting & Gaming) $ Note 4	Pro Forma Adjustments $	Note	Consolidated Pro Forma $
Revenues	1,312,315	804,161	—		2,116,476

Expenses
Selling	192,709	217,174	—		409,883
General and administrative	571,258	271,660	169,393	5c)	1,012,311
Financial	163,039	131,129	(10,379)	9	350,367
			66,577	10
Gaming duty	130,771	135,379	—		266,150

Total expenses	1,057,777	755,342	225,592		2,038,711

Gain from investments	34,524	—	—		34,524
Net loss from associates	(2,569)	—	—		(2,569)

Net earnings before income taxes	286,493	48,819	(225,592)		109,720
Income taxes	27,208	23,443	(15,217)	8	35,434

Net earnings	259,285	25,376	(210,375)		74,286

Net earnings attributable to:
Shareholders of The Stars Group Inc.	259,231	25,376	(210,375)		74,232
Non-controlling interest	54	—	—		54

Net earnings	259,285	25,376	(210,375)		74,286

Basic earnings per common share	$1.77			12	$0.37
Diluted earnings per common share	$1.27			12	$0.29

See accompanying notes

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at March 31, 2018

(In thousands of U.S. dollars)

	The Stars Group Inc. $	Cyan Blue Topco Limited (Sky Betting & Gaming) $ Note 4	Pro Forma Adjustments $	Note	Pro Forma Consolidated $
ASSETS
Current assets
Cash and cash equivalents—operational	256,647	215,723	(1,824,194)	5b)	580,279
			(32,186)	6
			(54,799)	7
			704,841	9
			819,628	10
			494,619	11
Cash and cash equivalents—customer deposits	255,939	50,849	—		306,788

Total cash and cash equivalents	512,586	266,572	107,909		887,067
Restricted cash advances and collateral	5,962	—	—		5,962
Current investments—customer deposits	109,650	—	—		109,650
Accounts receivable	103,924	11,346	—		115,270
Inventories	245	—	—		245
Prepaid expenses and deposits	30,214	16,810			47,024
Income tax receivable	17,038	—	—		17,038
Derivatives	3,706	—			3,706

Total current assets	783,325	294,728	107,909		1,185,962

Non-current assets
Restricted cash advances and collateral	50,215	—	—		50,215
Prepaid expenses and deposits	16,929	—	—		16,929
Long-term accounts receivable	13,243	1,261	—		14,504
Long-term investments	9,298	—	—		9,298
Property and equipment	52,647	18,631	—		71,278
Investment tax credits receivables	3,881	—	—		3,881
Income tax receivable	17,411	—	—		17,411
Deferred income taxes	5,278	—	—		5,278
Goodwill and intangible assets	4,611,579	1,047,938	(1,047,938)	5b)	9,931,680
			2,299,976	5b)
			3,020,125	5b)

Total non-current assets	4,780,481	1,067,830	4,272,163		10,120,474

Total assets	5,563,806	1,362,558	4,380,072		11,306,436

See accompanying notes

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

As at March 31, 2018

(In thousands of U.S. dollars)

	The Stars Group Inc. $	Cyan Blue Topco Limited (Sky Betting & Gaming) $ Note 4	Pro Forma Adjustments $	Note	Pro Forma Consolidated $
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	170,553	164,874	—		335,427
Other payables	52,688	—	—		52,688
Provisions	17,709	12,467	—		30,176
Customer deposits	364,587	42,584	—		407,171
Income tax payable	43,220	25,495	(25,495)	5b)	86,785
			43,565	5b)
Current maturity of long-term debt	24,274	5,043	2,469	9	31,786
Derivatives	7,452	—	—		7,452

Total current liabilities	680,483	250,463	20,539		951,485

Non-current liabilities
Long-term accounts receivable and accrued liabilities	2,646	—	—		2,646
Long-term debt	2,316,023	1,788,962	852,901	9	5,777,514
			819,628	10
Provisions	3,140	2,521	—		5,661
Derivatives	130,149	34,880	(34,880)	9	130,149
Income tax payable	20,518	—	—		20,518
Deferred income taxes	29,366	90,632	(90,632)	5b),8	459,412
			430,046	5b),8

Total non-current liabilities	2,501,842	1,916,995	1,977,063		6,395,900

Total liabilities	3,182,325	2,167,458	1,997,602		7,347,385

Total equity (deficit)	2,381,481	(804,900)	804,900	5a)	3,959,051
			1,285,585	5b)
			(32,186)	6
			(54,799)	7
			(115,649)	9
			494,619	11

Total liabilities and equity	5,563,806	1,362,558	4,380,072		11,306,436

See accompanying notes

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

1. Description of the Transaction

        On April 21, 2018, The Stars Group Inc. ("The Stars Group" or the "Corporation") entered into a purchase and sale deed (the "Acquisition Agreement") to acquire Cyan Blue Topco Limited, carrying on business as Sky Betting & Gaming ("SBG"), from Cyan Blue JerseyCo Limited (the holding vehicle for investment funds and vehicles advised by affiliates of CVC Capital Partners), Sky UK Limited (a subsidiary of Sky plc) and certain management shareholders (the "Acquisition"). Under the terms of the Acquisition Agreement and based on the closing price of common shares on May 31, 2018, the consideration payable is estimated at $3,109,779 of which $1,824,194 is payable in cash subject to adjustment based on the closing date of the Acquisition and the remainder is payable in an aggregate of 37,934,054 newly-issued common shares subject to adjustment based on the aggregate common shares outstanding on the closing date of the Acquisition. The Acquisition is expected to close by July 2, 2018 subject to receipt of regulatory approvals. The Stars Group is raising debt and equity financing which the Corporation will use to finance the cash consideration payable in connection with the Acquisition, refinance certain of the Corporation's and SBG's existing indebtedness and to pay fees and expenses in connection with these transactions.

        These unaudited pro forma condensed consolidated financial statements present the impact of the following transactions and have been prepared on the basis described in Note 2, Basis of Preparation.

  a)
  The Acquisition as described in Note 3 The Acquisition;

  b)
  The incurrence of indebtedness under the fully committed debt financing arrangements totaling $5,776,000 including $5,076,000 of first lien term loans and a $700,000 revolving credit facility (the "Senior Facilities"), under which the Corporation expects to draw $4,975,000 and $100,000 respectively, as described in Note 9 Senior Facilities;

  c)
  The incurrence of indebtedness under the Senior Notes (the "Senior Notes") with proceeds of $850,000 under a U.S. private placement (the "Notes Offering"), as described in Note 10 Senior Notes, which together with the Senior Facilities forms the "Debt Financing"; and

  d)
  An assumed of 15,000,000 newly-issued common shares at a share price of $    •    under this Prospectus Supplement for proceeds of $500,000 (the "Equity Offering"), as described in Note 11 Equity Offering

        There can be no assurance that the Corporation will consummate the Acquisition or complete the Notes Offering and this Equity Offering is not contingent upon the consummation of the Acquisition or completion of the Notes Offering or any other Debt Financing. Additionally there can be no assurance that the Debt Financing will occur and therefore if the Debt Financing does not occur, the Corporation has an interim unsecured bridge facility with customary terms for a facility of that type. If commenced, the Notes offering will not be registered with the SEC or the applicable Canadian securities regulatory authorities, and will be effected privately by means of a confidential offering memorandum and not by this or any other Prospectus Supplement or prospectus.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

1. Description of the Transaction (Continued)

        The following table outlines the expected funds from the directly attributable sources listed above and the anticipated uses in accordance with the Acquisition Agreement:

	Note	March 31, 2018 $
Sources of funds
Senior Facilities	9	5,075,000
Senior Notes	10	850,000
Equity Offering	11	500,000

Total directly attributable funds raised for the acquisition		6,425,000

Uses of funds
Cash consideration paid in relation to the Acquisition	5b)	1,824,194
Acquisition related costs	6	32,186
Amounts paid to settle deal contingent forward	7	54,799
Senior Facilities—transaction costs	9	85,328
Repayment of historical The Stars Group debt	9	2,455,497
Repayment of historical Sky Betting & Gaming debt	9	1,794,005
Break fees on repayment of historical Sky Betting & Gaming debt	9	449
Settlement of Sky Betting & Gaming derivatives	9	34,880
Senior Notes—transaction costs	10	30,372
Equity Offering—transaction costs	11	5,381

		6,317,091

Excess of funds		107,909

        As a result of the above transactions, the Corporation will raise an excess of $107,909 that is included on the unaudited pro forma condensed consolidated statement of financial position in cash and cash equivalents—operational. The Acquisition Agreement requires all of the Corporation's outstanding debt on the closing date of the Acquisition to be refinanced which will include the debt assumed following the Corporation's acquisition of William Hill Australia Holdings Pty Ltd. on April 24, 2018 which is not reflected in the March 31, 2018 long-term debt balance.

2. Basis of Preparation

        The Corporation's unaudited pro forma condensed consolidated statement of financial position as at March 31, 2018 the unaudited pro forma condensed consolidated statements of earnings (loss) for the three months ended March 31, 2018 and the unaudited pro forma condensed consolidated statement of earnings for the year ended December 31, 2017 have been prepared by management for the purpose of presenting the impact of the Acquisition, the Debt Financing and the Equity Offering, as described below in Note 5, Notes 9 and 10, and Note 11 respectively. While these transactions have not closed as of the date of this Prospectus Supplement, the unaudited pro forma condensed consolidated statement of financial position includes the effect of these transactions as if they had occurred on March 31, 2018. The unaudited pro forma condensed consolidated statements of earnings (loss) for the three months ended March 31,

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

2. Basis of Preparation (Continued)

2018, and the unaudited pro forma condensed consolidated statement of earnings for the year ended December 31, 2017, give effect to these transactions as if they had occurred on January 1, 2017.

        The accounting policies used in the preparation of the unaudited pro forma condensed consolidated statement of financial position as at March 31, 2018, the unaudited pro forma condensed consolidated statements of earnings (loss) for the three months ended March 31, 2018, and unaudited pro forma condensed consolidated statement of earnings for the year ended December 31, 2017, incorporate the significant accounting policies used by The Stars Group for the respective periods in the consolidated financial statements incorporated by reference in this Prospectus Supplement. The unaudited pro forma condensed consolidated financial statements include all adjustments necessary for the fair presentation of the unaudited pro forma condensed consolidated financial statements in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        Pro forma adjustments reflected in the unaudited pro forma condensed consolidated financial statements are based on items that are factually supportable, directly attributable to the Acquisition for which there are firm commitments, and are expected to have a continuing impact on the unaudited pro forma condensed consolidated financial statements for which complete financial effects are objectively determinable.

        All dollar amounts, except for per share information, or unless otherwise specified, are expressed in thousands of U.S. dollars ("USD" or "$") which is the presentation currency of The Stars Group.

        The Corporation's unaudited pro forma condensed consolidated financial statements have been prepared using the following information:

  •
  The consolidated statement of earnings of The Stars Group for the year ended December 31, 2017. The audited financial information for the year ended December 31, 2017 has been extracted from the audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB incorporated by reference in this Prospectus Supplement;

  •
  The unaudited interim condensed consolidated statement of financial position of The Stars Group as at March 31, 2018 and the unaudited interim condensed consolidated statements for the three month period ended March 31, 2018. The unaudited condensed financial information has been extracted from the unaudited condensed consolidated financial statements prepared in accordance with International Accounting Standard 34 ("IAS 34") as issued by the IASB which are incorporated by reference in this Prospectus Supplement

  •
  The unaudited consolidated statement of earnings of SBG for the twelve months ended December 31, 2017 has been derived from the audited consolidated statement of comprehensive income of SBG for the year ended June 30, 2017 prepared in accordance with IFRS as issued by the IASB included elsewhere in this Prospectus Supplement and the unaudited financial information derived from the accounting records of SBG for the six month period ended December 31, 2017 and 2016. The unaudited statement of earnings for the twelve month period ended December 31, 2017 has been constructed by subtracting the unaudited financial information derived from the accounting recorded for the six month period ended December 31, 2016 from the audited statement of comprehensive income for the year ended June 30, 2017 and adding the unaudited financial information derived from the accounting records for the six month period ended December 31,

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

2. Basis of Preparation (Continued)

    2017. Adjustments have been made to SBG's historical financial information to conform with The Stars Group's accounting policies and presentation currency (see Note 4);

  •
  The unaudited interim condensed consolidated balance sheet of SBG as at March 31, 2018 and the unaudited interim condensed consolidated statements of comprehensive income (loss) for the three month period ended March 31, 2018. The unaudited condensed financial information has been extracted from the unaudited condensed consolidated financial statements prepared in accordance with IAS 34 as issued by the IASB included elsewhere in this Prospectus Supplement. Adjustments have been made to SBG's historical financial information to conform with The Stars Group's accounting policies including the adoption of new accounting pronouncements and presentation currency (see Note 4).

        The unaudited pro forma condensed consolidated financial statements, including the notes thereto, should be read in conjunction with The Stars Group and SBG historical financial statements, and their respective Management's Discussion and Analysis of financial condition and results of operations included elsewhere or incorporated by reference in this Prospectus Supplement.

        The unaudited pro forma condensed consolidated financial statements are based on assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed consolidated financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the Acquisition, the Debt Financing or Equity Offering. The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized if The Stars Group and the acquired company had been a consolidated company during the specified periods. Additionally, the application of the acquisition method of accounting depends on certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revisions as additional information becomes available and additional analyses are performed and have been made solely for the purposes of providing unaudited pro forma condensed consolidated financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial statements and the consolidated company's future earnings and financial position. Further, differences between the preliminary and final amounts will likely occur as a result of changes in the fair value of The Stars Group's common shares to determine consideration as well as the actual amount of cash used in SBG's operations, and other changes in assets and liabilities.

3. The Acquisition

        The Stars Group entered into a sale and purchase deed with the shareholders of SBG to acquire 100% of the outstanding shares of SBG in exchange for cash and share consideration of approximately $3,109,779 of which $1,824,194 is payable in cash subject to adjustment based on the closing date of the Acquisition and the remainder is payable in an aggregate of 37,934,054 newly-issued common shares subject to adjustment based on the aggregate common shares outstanding on the closing date of the Acquisition. The probable acquisition is considered to be an acquisition under IFRS 3 Business Combinations ("IFRS 3") with The Stars Group as the acquirer and SBG as the entity to be acquired. The unaudited pro forma condensed consolidated financial statements have been prepared using the

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

3. The Acquisition (Continued)

acquisition method of accounting in accordance with IFRS 3. The purchase price calculation has been made as at May 31, 2018 and the determination of the fair values of the assets acquired and the liabilities assumed are dependent upon fair value estimates and assumptions as at March 31, 2018.

        The Stars Group has not yet completed a valuation analysis of the fair market value of SBG's assets to be acquired and liabilities to be assumed. Using the estimated total consideration for the transaction, The Stars Group has estimated the allocations to such assets and liabilities. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma condensed consolidated financial statements. The final purchase price allocation will be determined following the Acquisition when The Stars Group has determined the final consideration and completed the detailed valuation, other studies, and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the pro forma adjustments. The final purchase price allocation may include (1) changes in allocations to intangible assets and goodwill based on the results of certain valuations and other studies that have yet to be completed, (2) other changes to assets and liabilities and (3) changes to the ultimate consideration.

4. Adjustments to Construct Consistent Historical Fiscal Years and Translation of Currency to U.S. dollars

        The historical financial information of SBG was prepared in accordance with IFRS as issued by the IASB and presented in British Pounds Sterling ("GBP" or "£"). SBG's fiscal year end is June 30 and historical financial information was used to present pro forma condensed consolidated financial statements based on the fiscal year of The Stars Group being December 31. Reclassification adjustments have been made to SBG's historical financial information to comply with The Stars Group's presentation which resulted in a net impact of $nil on the net income (loss) for the periods presented and on the statement of financial position. Based on The Stars Group management's review of SBG's summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of SBG to conform to the accounting policies of The Stars Group are not expected to be significant and therefore no pro forma adjustments other than those listed below have been made.

        The historical financial information was translated from GBP to USD using the following historical exchange rates:

£/$
Period end exchange rate as at March 31, 2018	1.4008
Average exchange rate for the three months ended March 31, 2018	1.3908
Average exchange rate for year ended December 31, 2017	1.2881

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

4. Adjustments to Construct Consistent Historical Fiscal Years and Translation of Currency to U.S. dollars

(Continued)

        The table below presents the presentation reclassification adjustments which had a $nil impact on net income and translation of SBG's consolidated statement of loss for the three months ended March 31, 2018:

	Three months ended March 31, 2018 £	Presentation Reclass £	Three months ended March 31, 2018 £	Three months ended March 31, 2018 $
Revenue	157,500	—	157,500	219,051
Cost of sales	41,200	(41,200)	—	—

Gross profit	116,300	41,200	157,500	219,051
Operating expenses	97,000	(97,000)	—	—

Operating profit	19,300	138,200	157,500	219,051
Revaluation of financial instruments measured at fair value	(2,700)	2,700	—	—
Investment income	(100)	100	—	—
Finance costs	20,900	(20,900)	—	—
Selling	—	51,300	51,300	71,348
General and administrative	—	51,600	51,600	71,765
Financial	—	22,700	22,700	31,571
Gaming duty	—	30,700	30,700	42,698

Profit before tax	1,200	—	1,200	1,669
Tax expense	4,600	—	4,600	6,398

Loss for the period attributable to equity shareholders	(3,400)	—	(3,400)	(4,729)

        The unaudited pro forma condensed consolidated statement of earnings for the twelve months ended December 31, 2017 is constructed by adding unaudited financial information derived from the accounting records of SBG for the six months ended December 31, 2017 to the audited consolidated statement of earnings for the year ended June 30, 2017 and by subtracting the unaudited financial information derived from the accounting records of SBG for the six months ended December 31, 2016. The table below presents the construction, presentation reclassification adjustments which had a $nil impact on net income

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

4. Adjustments to Construct Consistent Historical Fiscal Years and Translation of Currency to U.S. dollars

(Continued)

and translation of SBG's consolidated statement of earnings for the twelve months ended December 31, 2017:

	Year ended June 30, 2017 £	Six months ended December 31, 2017 £	Six months ended December 31, 2016 £	Twelve months ended December 31, 2017 £	Presentation Reclass £	Twelve months ended December 31, 2017 £	Twelve months ended December 31, 2017 $
Revenue	515,800	338,700	230,200	624,300	—	624,300	804,161
Cost of sales	140,200	83,200	61,300	162,100	(162,100)	—	—

Gross profit	375,600	255,500	168,900	462,200	162,100	624,300	804,161
Operating expenses	307,000	173,600	141,500	339,100	(339,100)	—	—

Operating profit	68,600	81,900	27,400	123,100	501,200	624,300	804,161
Revaluation of financial instruments measured at fair value	2,500	—	900	1,600	(1,600)	—	—
Investment income	(1,700)	(900)	(800)	(1,800)	1,800	—	—
Finance costs	70,800	49,300	34,700	85,400	(85,400)	—	—
Selling	—	—	—	—	168,600	168,600	217,174
General and administrative	—	—	—	—	210,900	210,900	271,660
Financial	—	—	—	—	101,800	101,800	131,129
Gaming duty	—	—	—	—	105,100	105,100	135,379

Profit/(Loss) before tax	(3,000)	33,500	(7,400)	37,900	—	37,900	48,819
Tax expense	3,000	15,200	—	18,200	—	18,200	23,443

Profit/(Loss) for the period attributable to equity shareholders	(6,000)	18,300	(7,400)	19,700	—	19,700	25,376

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

4. Adjustments to Construct Consistent Historical Fiscal Years and Translation of Currency to U.S. dollars

(Continued)

        The table below presents the presentation reclassification adjustments which had a $nil impact on the total assets, liabilities and deficit accounts and translation of SBG's consolidated balance sheet as at March 31, 2018:

As at March 31, 2018 (in thousands)	As Reported £	Presentation Reclass £	Adjusted Presentation £	Adjusted Presentation $
Current assets
Cash and cash equivalents	190,300	(190,300)	—	—
Cash and cash equivalents—operational	—	154,000	154,000	215,723
Cash and cash equivalents—customer deposits	—	36,300	36,300	50,849
Trade and other receivables	20,100	(20,100)	—	—
Prepaid expenses and deposits	—	12,000	12,000	16,810
Accounts receivable	—	8,100	8,100	11,346

Total current assets	210,400	—	210,400	294,728

Non-current assets
Trade and other receivables	900	(900)	—	—
Long-term accounts receivable	—	900	900	1,261
Property, plant and equipment	13,300	(13,300)	—	—
Property and equipment	—	13,300	13,300	18,631
Intangible assets	428,100	(428,100)	—	—
Goodwill	320,000	(320,000)	—	—
Goodwill and intangible assets	—	748,100	748,100	1,047,938

Total non-current assets	762,300	—	762,300	1,067,830

Total assets	972,700	—	972,700	1,362,558

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

4. Adjustments to Calculate Consistent Historical Fiscal Years and Translation of Currency to U.S. dollars

(Continued)

As at March 31, 2018 (in thousands)	As Reported £	Presentation Reclass £	Adjusted Presentation £	Adjusted Presentation $
Current liabilities
Trade and other payables	148,100	(148,100)	—	—
Accounts payable and accrued liabilities	—	117,700	117,700	164,874
Customer deposits	—	30,400	30,400	42,584
Current tax	18,200	(18,200)	—	—
Income tax payable	—	18,200	18,200	25,495
Provisions	8,900	—	8,900	12,467
Borrowings	3,600	(3,600)	—	—
Current maturity of long-term debt	—	3,600	3,600	5,043

Total current liabilities	178,800	—	178,800	250,463

Non-current liabilities
Borrowings	1,277,100	(1,277,100)	—	—
Long-term debt	—	1,277,100	1,277,100	1,788,962
Provisions	1,800	—	1,800	2,521
Deferred tax	64,700	(64,700)	—	—
Deferred income taxes	—	64,700	64,700	90,632
Derivative financial instruments	24,900	(24,900)	—	—
Derivatives	—	24,900	24,900	34,880

Total non-current liabilities	1,368,500	—	1,368,500	1,916,995

Total liabilities	1,547,300	—	1,547,300	2,167,458

Equity
Share capital	—	—	—	—
Share premium	900	(900)	—	—
Other reserves	800	(800)	—	—
Available-for-sale reserve	—	—	—	—
Hedging reserve	2,200	(2,200)	—	—
Accumulated losses	(578,500)	578,500	—	—
Total equity (deficit)	—	(574,600)	(574,600)	(804,900)

Total equity (deficit)	(574,600)	—	(574,600)	(804,900)

Total liabilities and equity (deficit)	972,700	—	972,700	1,362,558

5. Pro forma Adjustments and Assumptions for the Acquisition of Sky Betting & Gaming

        The unaudited pro forma condensed consolidated financial statements include the following pro forma assumptions and adjustments:

  a)
  This pro forma adjustment eliminates SBG's historical deficit of $804,900.

  b)
  This entry reflects the completion of the Acquisition in exchange for cash consideration of approximately $1,824,194 subject to adjustment based on the closing date of the Acquisition and

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

5. Pro forma Adjustments and Assumptions for the Acquisition of Sky Betting & Gaming (Continued)

    the issuance of 37,934,054 common shares with an estimated value of approximately $1,285,585 subject to adjustment based on the aggregate common shares outstanding on the closing date of the Acquisition for total consideration of $3,109,779. The purchase price increases (decreases) by $268 (£202 translated at the May 31, 2018 closing rate of 1.3273) for each day that the transaction close date is delayed (advanced) from the assumed May 31, 2017 closing date. Pursuant to the terms of the Acquisition Agreement, the Corporation will acquire and redeem SBG's loan notes of $680,789 and preferred shares of $11,627, and repay outstanding long-term debt of $1,096,546 and current maturity of long-term debt of $5,043 for a total of $1,794,005, see Note 9 Senior Facilities. The existing interest rate swap derivatives with a fair value of $34,880 will be acquired and subsequently terminated pursuant to the terms of the Acquisition Agreement, see Note 9 Senior Facilities.

    The estimated purchase price for SBG is based on the closing price of The Stars Group common shares on May 31, 2018. The requirement to base the final purchase price on the share price as of the closing date could result in a purchase price that is materially different from that assumed in these unaudited pro forma condensed consolidated financial statements, and the purchase price included in this Prospectus Supplement should not be taken to represent what the actual consideration transferred will be when the transaction is completed. The actual purchase price will fluctuate until the effective date of the transaction and the final valuation could differ significantly from the current estimate.

    The following table summarizes the components of the estimated consideration:

Number of The Stars Group common shares to be issued	37,934,054

The Stars Group share price per share(i)	$33.89

Equity portion of purchase price	$1,285,585
Cash consideration(ii)	$1,824,194

Purchase price	$3,109,779

(i)
The Stars Group's Canadian dollar closing share price of $43.90 from the TSX translated into USD at the May 31, 2018 closing rate of 0.7719.

(ii)
Assumes a transaction close date of May 31, 2018.

    The following table shows the effect of an increase (decrease) in the purchase price and change in timing of the close of the Acquisition on the purchase price and goodwill:

	Purchase Price $	Goodwill $
As presented in the pro forma combined results	3,109,779	2,299,976

15% increase in common stock price	3,302,484	2,492,681
15% decrease in common stock price	2,917,074	2,107,271
30 day delay in transaction close date	3,117,819	2,308,016
30 day advance in transaction close date	3,101,739	2,291,936

    The Corporation has prepared a preliminary estimate of the fair market value of assets acquired and liabilities assumed under the Acquisition. Pro forma adjustments have been made to

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

5. Pro forma Adjustments and Assumptions for the Acquisition of Sky Betting & Gaming (Continued)

  eliminate SBG's historical carrying values and to reflect the allocation of the preliminary purchase price where there is a difference between the carrying value and fair value. The following table summarizes the allocation of the preliminary purchase price:

Net identifiable assets of Sky Betting & Gaming acquired	As at March 31, 2018 $
Financial assets	295,989
Property, plant and equipment	18,631
Identifiable intangible assets	3,020,125
Financial liabilities	(219,925)
Income taxes payable	(43,565)
Current maturity of long-term debt	(5,043)
Long-term debt	(1,788,962)
Provisions	(2,521)
Derivatives	(34,880)
Deferred income taxes	(430,046)

Total net identifiable assets	809,803
Goodwill	2,299,976

Purchase price	3,109,779

  c)
  Represents the adjustment to amortization expense relating to the preliminary fair value adjustment to $3,020,125 for intangible assets. Intangible assets are amortized straight-line over the estimated useful lives as follows:

Asset	Fair Value $	Estimated useful life
Customer relationships	1,839,250	15 years
Licensing and customer relationship agreements	600,944	Term of agreement
Brand	12,607	Indefinite life
Technology	567,324	5 years

Total Fair Value	3,020,125

    As a result of the fair value adjustments above, amortization expense increased by $45,446 during the three months ended March 31, 2018 and by $169,393 during the year ended December 31, 2017, respectively.

6. Acquisition-related Costs

        Reflects the reduction in acquisition-related costs as a result of the elimination of costs incurred by The Stars Group of $4,194 during the three months ended March 31, 2018 that are directly related to the Acquisition. The Stars Group expects to incur additional transaction costs of $32,186 which is reflected as a decrease in cash and a reduction in the equity balance as at March 31, 2018. These amounts have been eliminated on a pro forma basis, as they are not expected to have a continuing effect on the operating results of the consolidated Corporation.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

7. Deal Contingent Forwards

        The Stars Group entered into deal contingent forwards with an aggregate notional amount of £700,000 to hedge the foreign currency risk on the pending payment of the GBP denominated cash consideration due under the Acquisition Agreement. As the deal contingent forwards are to be settled by the closing date of the Acquisition, a pro forma adjustment has been made to reflect the fair value of the deal contingent forward in the unaudited pro forma condensed consolidated statement of financial position at March 31, 2018 as a reduction in equity with a corresponding reduction in cash. The settlement value of the deal contingent forward was determined based it on its fair value as of May 31, 2018 which is the date used to determine the purchase price of the transaction.

        The following shows the fair value of the deal contingent forwards as well as the effect of an increase (decrease) in the foreign exchange rates:

Fair Value(i) $
Deal contingent forwards	(54,799)

5% increase in £/$ rate	(8,702)
5% decrease in £/$ rate	(100,895)

(i)
Credit balances denote a derivative financial liability on the valuation date of May 31, 2018.

8. Income Taxes

        For the purpose of the pro forma adjustments included in the unaudited pro forma condensed consolidated financial statements, the following tax rates were applied:

  •
  The Stars Group's effective income tax rate was 1.53% for the three months ended March 31, 2018 and 2.03% for the year ended December 31, 2017; however, due to historic non-recognition of tax losses and other tax attributes, no tax is recorded on the pro-forma adjustment of acquisition-related costs and interest expense under the Debt Financing incurred by The Stars Group.

  •
  Sky Betting & Gaming's statutory income tax rates of 19% for the three months ended March 31, 2018 and 19.25% for the year ended December 31, 2017 were used in determining a corresponding income tax recovery of $3,112 and $15,217, respectively, as a result of the increase in amortization offset by the elimination of historical financing charges following the refinancing under the Debt Financing.

  •
  The deferred tax liability of $430,046 arising on the Acquisition is composed of the cumulative amount of tax applicable to temporary differences between the accounting and tax values of assets and liabilities related to the Acquisition of $339,414 in addition to the pre-acquisition deferred tax liability of $90,632. Deferred income tax assets and liabilities are measured at the tax rates expected to be in effect when these differences reverse.

9. Senior Facilities

        The Corporation has obtained fully committed debt financing of $5,776,000 including $5,076,000 of first lien term loans, and a $700,000 revolving credit facility. The Corporation expects to incur indebtedness of $4,975,000 under the first lien term loans which will be composed of $3,178,580 under the USD tranche, $1,236,100 (€1,000,000 translated at the March 31, 2018 closing rate of 1.2361) under the

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

9. Senior Facilities (Continued)

EUR tranche and $560,320 (£400,000 translated at the March 31, 2018 closing rate of 1.4008) under the GBP tranche in addition to $100,000 under the revolving facility to finance the cash portion of the Acquisition, refinance the Corporation's existing term loans and repay SBG's outstanding debt.

As at March 31, 2018 $
New debt incurred
Term loan facility(i)	4,975,000
Revolving facility(ii)	100,000

Total new debt incurred (gross)	5,075,000
Deferred transaction costs—term loan(iii)	(85,328)

Total new debt incurred (net)	4,989,672

Current	31,786
Long-term	4,957,886

Historical debt repaid—The Stars Group
USD first lien term note(iv)	(1,890,730)
EUR first lien term note(iv)	(469,751)
USD second lien term note(iv)	(95,016)

Total historical debt repaid—The Stars Group (gross)	(2,455,497)
Deferred transaction costs(v)	115,200

Total historical debt repaid—The Stars Group (net)	(2,340,297)

Current	(24,274)
Long-term	(2,316,023)

Historical debt repaid—Sky Betting & Gaming
Shareholder loan notes(vi)	(680,789)
Preferred shares(vi)	(11,627)
Long-term debt(vi)	(1,101,589)

Total historical debt repaid—Sky Betting & Gaming	(1,794,005)

Current	(5,043)
Long-term	(1,788,962)

Consolidated pro forma adjustment	855,370

Current	2,469
Long-term	852,901

(i)
A senior secured first lien term loan facility with a maturity of seven years composed of an aggregate USD principal amount up to $5,076,000 with a euro tranche in an aggregate principal amount up to €1,000,000 and a GBP tranche in an aggregate principal amount up to £500,000. The assumed interest rate under the term loan facility is the USD LIBOR plus 3.50% for amounts drawn under the USD tranche, EURIBOR plus 3.50% for amounts

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

9. Senior Facilities (Continued)

  drawn under the EUR tranche and GBP LIBOR plus 4.25% for amounts drawn under the GBP tranche. The Corporation is required to repay an aggregate of 1% the original amount drawn under the USD tranche annually in equal quarterly installments with the balance due on maturity.

(ii)
A senior secured first lien revolving credit facility with a maturity of five years and an aggregate principal amount up to $700,000 including a letter of credit sub-facility. The assumed interest rate under the first lien revolving credit facility is LIBOR plus 3.25%.

(iii)
The Corporation expects to incur $85,328 in transaction costs to obtain the term loan facility and the revolving facility which are reflected as a reduction to the long-term debt and a reduction in cash.

(iv)
Any indebtedness under the Corporation's existing credit agreement at the date of acquisition will be repaid pursuant to the terms of the Acquisition Agreement.

(v)
In connection with the repayment of indebtedness under the Corporation's existing credit agreement, the unaudited pro forma condensed consolidated statement of earnings is adjusted to reflect a reduction in long-term debt and in equity of $115,200 relating to deferred financing costs.

(vi)
Sky Betting & Gaming shareholder loan notes and preferred shares acquired are redeemed and long-term debt acquired is repaid under the terms of the Acquisition Agreement. In connection with the repayment of the long-term debt, the Corporation is expected to incur break fees of approximately $449 which are reflected as a reduction in cash and in equity on the unaudited pro forma condensed consolidated statement of financial position. In addition the existing interest rate swap derivatives with a fair value of $34,880 are required to be terminated which is reflected as a reduction in cash and derivatives liability on the unaudited pro forma condensed consolidated statement of financial position.

        As a result of the Senior Facilities, a pro forma adjustment was made to the pro unaudited forma condensed consolidated statement of financial position to increase cash by $704,841, current portion of long-term debt by $2,469, long-term debt by $852,901, reduce derivatives by $34,880 and reduce equity by $115,649.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

9. Senior Facilities (Continued)

        The unaudited pro forma condensed consolidated statement of earnings (loss) reflects a pro forma adjustment to reflect an increase in financing costs composed of the following:

	For the three months ended March 31, 2018 $	For the year ended December 31, 2017 $
Elimination of historical interest expense for retired debt—The Stars Group	(33,614)	(127,887)
Elimination of historical interest expense for retired debt—Sky Betting & Gaming	(29,068)	(110,004)
Interest expense and fees incurred on the Senior Facilities	59,594	215,057
Amortization of transaction costs—Senior Facilities	3,114	12,456

Increase (decrease) in financing costs	26	(10,378)

        The following shows the interest expense incurred on the Senior Facilities and the effect of an increase (decrease) in the applicable interest rate:

	For the three months ended March 31, 2018 $	For the year ended December 31, 2017 $
Interest expense on the Senior Facilities	59,594	215,057

0.1% increase in the applicable interest rate	52,051	220,610
0.1% decrease in the applicable interest rate	49,317	209,504

        The impact of foreign exchange translation gains on the USD and GBP portions of the Senior Facilities to the functional currency of $86,814 and $448,008 are not included in the unaudited pro forma condensed consolidated statement of earnings for three months ended March 31, 2018 and the year ended December 31, 2017. These translation gains have not been recognized on the basis that they are not factually supportable based on the Corporation's plans to manage the foreign exchange risk under their existing risk management strategy through derivative instruments that will effectively hedge this risk. This risk management strategy will be implemented subsequent to the close of the Acquisition and issuance of the Debt Financing.

        The following table shows the resulting foreign exchange translation gain (loss) on the Senior Facilities which are not included in the unaudited pro forma condensed consolidated statement of earnings

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

9. Senior Facilities (Continued)

for the three months ended March 31, 2018 and the year ended December 31, 2017 and shows the effect of an increase (decrease) in the applicable foreign exchange rates:

	For the three months ended March 31, 2018 $	For the year ended December 31, 2017 $
Foreign exchange gain (loss)(i)	86,814	448,008

5% increase in the period end $/€ rate	(76,658)	293,493
5% decrease in the period end $/€ rate	250,286	602,518
5% increase in the period end £/€ rate	58,827	422,574
5% decrease in the period end £/€ rate	114,801	473,442

(i)
The Foreign exchange gain (loss) is the difference between translating the foreign currency denominated debt balance to the issuing subsidiary functional currency using the foreign exchange rate in effect at the beginning of the reporting period and the foreign exchange rate at the end of the reporting period for the financial periods noted above.

10. Senior Notes

        The Stars Group is expected to issue senior unsecured notes as part of the Notes Offering to finance a portion of the Acquisition in the amount of $850,000 with an assumed interest rate of 7.5% due upon maturity on    •    2026 under an indenture to be entered into on the completion date of the Acquisition. Proceeds from the Senior Notes are recognized in the unaudited pro forma condensed consolidated statement of financial position as an increase in cash and in long-term debt of $819,628 net of transaction costs of $30,372. The following table shows the interest expense incurred on the new debt as well as the effect of an increase (decrease) in the effective interest rate:

	For the three months ended March 31, 2018 $	For the year ended December 31, 2017 $
Financial(i)	16,630	66,577
0.1% increase in assumed interest rate	16,840	67,416
0.1% decrease in assumed interest rate	16,420	65,738

(i)
Interest expense is calculated based on an assumed effective interest rate of 8.05%.

        The impact of foreign exchange translation gains on the USD Senior Notes to the functional currency of $23,263 and $106,805 are not included in the unaudited pro forma condensed consolidated statement of earnings for three months ended March 31, 2018 and the year ended December 31, 2017 These translation gains have not been recognized on the basis that they are not factually supportable based on the Corporation's plans to manage the foreign exchange risk under their existing risk management strategy through derivative instruments that will effectively hedge this risk. This risk management strategy will be implemented subsequent to the close of the Acquisition and issuance of the Debt Financing.

        The following table shows the resulting foreign exchange translation gain (loss) on the USD Senior Notes which are not included in the unaudited pro forma condensed consolidated statement of earnings

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

10. Senior Notes (Continued)

for three months ended March 31, 2018 and the year ended December 31, 2017 and show the effect of an increase (decrease) in the applicable foreign exchange rates:

	For the three months ended March 31, 2018 $	For the year ended December 31, 2017 $
Foreign exchange gain (loss)(i)	23,263	106,805

5% increase in the period end $/€ rate	(17,604)	68,179
5% decrease in the period end $/€ rate	64,131	145,432

(i)
The Foreign exchange gain (loss) is the difference between translating the foreign currency denominated debt balance to the issuing subsidiary functional currency using the foreign exchange rate in effect at the beginning of the reporting period and the foreign exchange rate at the end of the reporting period for the financial periods noted above.

11. Equity Offering

        On June     •    , 2018, the Corporation priced an offering of an assumed 15,000,000 additional common shares at $    •    per common share for gross proceeds of $500,000. The unaudited pro forma condensed consolidated statement of financial position has been adjusted to reflect an increase in cash and in equity of $494,619 net of expected transaction costs of $5,381. This has been reflected in the weighted average number of shares outstanding for the calculation of basic and diluted earnings per share in the audited pro forma condensed consolidated statement of earnings. The Equity Offering is expected to close on or about June     •    , 2018.

12. Pro forma earnings per share

        Basic and diluted net income or loss per share is calculated by dividing the net income or loss for the period by the pro forma weighted average numbers of common shares that would have been outstanding during the period using the treasury stock method. The weighted average number of common shares was

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

(Expressed in thousands of U.S. dollars except earnings per share and per share amounts)

12. Pro forma earnings per share (Continued)

determined by taking the historical weighted average number of common shares outstanding and adjusting for the shares issued under the Acquisition and share issued under the Equity Offering as follows:

	For the three months ended March 31, 2018	For the year ended December 31, 2017
Numerator
Numerator for basic and diluted earnings per common share—Pro forma net earnings(i)	$15,926,000	$74,232,000

Denominator
Denominator for basic earnings per common share—weighted average number of common shares	148,232,971	146,818,764
Pro forma adjustment for newly-issued shares related to the Acquisition	37,934,054	37,934,054
Pro forma adjustment for newly-issued shares related to the Equity Offering	15,000,000	15,000,000

Pro Forma denominator for basic earnings per common shares—weighted average common shares	201,167,025	199,752,818
Effect of dilutive securities	61,262,702	56,888,825

Pro forma denominator for diluted earnings per common shares—weighted average common shares	262,429,727	256,641,643
Pro forma basic earnings per common share	$0.08	$0.37
Pro forma diluted earnings per common share	$0.06	$0.29

(i)
For the purpose of this footnote, Pro forma net earnings is in whole dollars

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This short form prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of The Stars Group Inc. at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario M5J 2J3, telephone: 437-371-5742 and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue and Secondary Offering	January 16, 2018.

The Stars Group Inc.
US$3,000,000,000
Common Shares
Preferred Shares
Debt Securities
Subscription Receipts
Warrants
Units

        The Stars Group Inc. ("we", "us", "our", "The Stars Group" or the "Company") may from time to time issue, offer and sell, as applicable, common shares ("Common Shares"), preferred shares ("Preferred Shares"), debentures, notes or other evidence of indebtedness of any kind, nature or description (collectively, "Debt Securities"), subscription receipts ("Subscription Receipts"), warrants ("Warrants") and units ("Units") of The Stars Group or any combination thereof (collectively, the "Securities") up to an aggregate initial offering price of US$3,000,000,000 (or the equivalent thereof if the Securities are denominated in any other currency or currency unit) during the 25-month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (each, a "Prospectus Supplement" and together, the "Prospectus Supplements"). One or more securityholders (each a "Selling Securityholder") of the Company may also offer and sell Securities under this Prospectus. See "Selling Securityholders".

        All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

        The outstanding Common Shares are listed and admitted for trading on the Toronto Stock Exchange ("TSX") under the symbol "TSGI" and on the NASDAQ Stock Market ("NASDAQ") under the symbol "TSG". Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See "Risk Factors". Unless otherwise indicated in the Prospectus Supplement relating to an offering of Securities, the particular offering of Securities will be subject to approval of certain legal matters on behalf of the Company by Osler, Hoskin & Harcourt LLP, with respect to Canadian legal matters and certain U.S. legal matters, and Greenberg Traurig P.A., with respect to certain U.S. legal matters.

        Investing in the Securities involves significant risks. Investors should carefully read and consider the "Risk Factors" section in this Prospectus beginning on page 8, in the documents incorporated by reference herein, and in any applicable Prospectus Supplement.

        This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

        The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated or organized under the laws of Canada, certain of our officers and directors reside outside of the United States, most of the Company's assets and the assets of such persons are located outside the United States, and certain of the underwriters or experts identified herein or in any Prospectus Supplement may be residents of Canada or otherwise located outside of the United States.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable, the number of Securities offered, the offering price, the currency and any other terms specific to the Securities being offered. A Prospectus Supplement may include specific terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

        Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. This Prospectus does not, and any applicable Prospectus Supplement may not fully, describe these tax consequences. Prospective investors should read the

ii

tax discussion in any applicable Prospectus Supplement, but note that such discussion may be only a general summary that does not cover all tax matters that may be of importance to a prospective investor. Each prospective investor is urged to consult its own tax advisors about the tax consequences relating to the purchase, ownership and disposition of the Securities in light of the investor's own circumstances.

        No underwriter has been involved in the preparation of this Prospectus or has performed any review of the contents of this Prospectus.

        This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company and the Selling Securityholders may offer and sell Securities to, or through, underwriters and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. See "Plan of Distribution". A Prospectus Supplement relating to a particular offering of Securities will identify each underwriter or agent, as the case may be, engaged by the Company or the Selling Securityholders in connection with the offering and sale of the Securities, and will set forth the terms of the offering of the Securities, including the method of distribution of such Securities, the identity of the Selling Securityholders, if any, the proceeds to the Company and the Selling Securityholders, as applicable, any fees, discounts or any other compensation payable to underwriters or agents and any other material terms of the plan of distribution.

        In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the Securities at a level above that which might otherwise exist in the open market. Such transactions may be commenced, interrupted or discontinued at any time. See "Plan of Distribution".

        Our head and registered office is located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario M5J 2J3.

iii

ABOUT THIS PROSPECTUS

        In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires and except as set forth under "Description of Debt Securities", references to "The Stars Group", the "Company", "we", "us", "our" or similar terms refer to The Stars Group Inc. and its subsidiaries.

        All references in this Prospectus to "dollars", "US$" and "$" are to U.S. dollars, and references to "CDN$" are to Canadian dollars, unless otherwise expressly stated. Unless otherwise expressly stated therein, the financial information of the Company contained in the documents incorporated by reference herein are presented in U.S. dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus or included in any Prospectus Supplement is determined using IFRS. The Company prepared its financial statements in accordance with IFRS, which differs from U.S. GAAP. Therefore, the Company's comparative consolidated financial statements incorporated by reference in this Prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. "U.S. GAAP" means generally accepted accounting principles in the United States.

        This Prospectus provides prospective investors with a general description of the Securities that the Company may offer. The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable, the number of Securities offered, the offering price, the currency and any other terms specific to the Securities being offered, which may not be within the alternatives and parameters set forth in this Prospectus. The applicable Prospectus Supplement may also add, update or change information contained in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than U.S. dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities. Before investing, investors should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading "Documents Incorporated by Reference" and "Where You Can Find More Information".

        We have proprietary rights to a number of company names, product names, trade names and trademarks used in this Prospectus, any Prospectus Supplement and the documents incorporated by reference therein that are important to our business, including, without limitation, The Stars Group, PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship, PokerStars Festival and PokerStars Megastack live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour). We have omitted the registered trademark (®) and trademark (™) symbols for such trademarks when used in this Prospectus and any Prospectus Supplement. All other names and trademarks are the property of their respective owners.

        Market data and certain industry data and forecasts included in this Prospectus, any Prospectus Supplement or the documents incorporated by reference herein or therein were obtained or derived from internal and market research, publicly available information, reports of governmental agencies and industry publications and surveys. The Stars Group has relied upon industry publications as its primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The Stars Group has not independently verified any of the data from third-party sources, nor has The Stars Group ascertained the underlying economic assumptions relied upon therein. Similarly, industry forecasts and market research, which The Stars Group believes to be reliable based upon management's knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly subject to change or inaccuracies, especially over long periods of time. In addition, The Stars Group does not know what assumptions regarding general economic growth were used in preparing the third-party forecasts that are or may be cited in this Prospectus, any Prospectus Supplement or the documents incorporated by reference therein. While The Stars Group is not aware of any inaccuracies in The Stars Group's industry data presented herein, The Stars Group's estimates that are based on the same involve risks and uncertainties and are subject to change based on various factors, including those discussed in this Prospectus, any Prospectus Supplement or the documents incorporated by reference therein.

        The Company is responsible for the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different or additional information. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date of the applicable document.

 WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of The Stars Group Inc. at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario M5J 2J3, telephone: 437-371-5742. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com.

        The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a "foreign private issuer", the Company is exempt from the rules under the Exchange Act prescribing the filing, delivery and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is exempt from Regulation FD (Fair Disclosure) promulgated under the Exchange Act and may not be required to publish financial statements as promptly as a comparable domestic issuer (although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws). These exemptions and leniencies will reduce the frequency and scope of information and protections to which investors are entitled.
        You may read and copy this Prospectus, any Prospectus Supplement and related registration statements, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC through the Electronic Data Gathering and Retrieval System ("EDGAR"), which can be accessed at www.sec.gov. Our filings with the SEC are also available to the public through EDGAR.

EXCHANGE RATE INFORMATION

        The following table sets forth (i) the exchange rates for the U.S. dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the U.S. dollar, expressed in Canadian dollars, on the last day of each month during such periods; and (iii) the high and low exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods, each based on the rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars:

	Nine Months Ended
		Year Ended December 31
	September 30, 2017
		2016	2015
Rate at the end of period	1.2480	1.3427	1.3840
Average rate during period	1.3074	1.3248	1.2787
Highest rate during period	1.3743	1.4589	1.3990
Lowest rate during period	1.2128	1.2544	1.1728

        On January 15, 2018, the daily average exchange rate for the U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = CDN$1.2422. Prospective investors should be aware that foreign exchange rate fluctuations are likely to occur from time to time, and the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus contains or incorporates by reference certain information and statements that may constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws, including the Private Securities Litigation Reform Act of 1995, which The Stars Group refers to in this Prospectus as forward-looking statements. These statements reflect management's current expectations related to future events or its future results, performance, achievements, business prospects or opportunities, products and services development, and future trends affecting the Company. All such statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "would", "should", "believe", "objective", "ongoing", "imply", "assumes", "goal", "likely" or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions. Forward-looking statements contained or incorporated by reference in this Prospectus include, but are not limited to, statements pertaining to the Company's growth opportunities and the execution of its growth strategy and statements regarding the Company's future financial performance.

        Undue reliance should not be placed on forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those anticipated by The Stars Group and expressed or implied by the forward-looking statements contained or incorporated by reference in this Prospectus. Such statements are based on a number of assumptions and risks that may prove to be incorrect, including, without limitation, assumptions about:

  •
  the heavily regulated industry in which the Company carries on its business;

  •
  interactive entertainment and online and mobile gaming generally;

  •
  current and future laws or regulations and new interpretations of existing laws or regulations with respect to interactive entertainment or online and mobile gaming;

  •
  potential changes to the gaming regulatory framework;

  •
  legal and regulatory requirements;

  •
  ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute, operate, and market the Company's products and services, including difficulties or delays in the same;

  •
  significant barriers to entry;

  •
  competition and the competitive environment within the Company's addressable markets and industries;

  •
  impact of inability to complete future acquisitions or to integrate businesses successfully;

  •
  risks associated with advancements in technology, including artificial intelligence;

  •
  ability to develop and enhance existing products and services and new commercially viable products and services;

  •
  ability to mitigate foreign exchange and currency risks;

  •
  ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties;

  •
  risks of foreign operations generally;

  •
  protection of proprietary technology and intellectual property rights;

  •
  ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel;

  •
  defects in the Company's products or services;

  •
  losses due to fraudulent activities;

  •
  management of growth;

  •
  contract awards;

  •
  potential financial opportunities in addressable markets and with respect to individual contracts;

  •
  ability of technology infrastructure to meet applicable demand;

  •
  systems, networks, telecommunications or service disruptions or failures or cyber-attacks;

  •
  regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact the Company in the jurisdictions where it is currently doing business or intends to do business;

  •
  ability to obtain additional financing on reasonable terms or at all;

  •
  refinancing risks;

  •
  customer and operator preferences and changes in the economy;

  •
  dependency on customers' acceptance of its products and services;

  •
  consolidation within the gaming industry;

  •
  litigation costs and outcomes;

  •
  expansion within existing and into new markets;

  •
  relationships with vendors and distributors; and

  •
  natural events.

        Many factors could cause our actual results, level of activity, performance, achievements, future events or developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, the factors discussed under "Risk Factors".

        There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements.

        Securityholders and potential investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained or incorporated by reference in this Prospectus are expressly qualified by this cautionary statement. Forward-looking statements contained in this Prospectus describe The Stars Group's expectations, estimates and opinions as of the date hereof and, accordingly, are subject to change after such date. The Company does not undertake or assume any obligation to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed by The Stars Group with the securities commissions or similar authorities in each of the provinces and territories of Canada, and as amended from time to time, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  (a)
  the Company's annual information form dated March 22, 2017 for the year ended December 31, 2016 (the "2016 Annual Information Form");

  (b)
  the Company's audited consolidated annual financial statements for the years ended December 31, 2016 and 2015, together with the notes thereto and the report of the independent registered public accounting firm thereon;

  (c)
  the Company's management's discussion and analysis for the year ended December 31, 2016;

  (d)
  the Company's unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2017, together with the notes thereto (the "Q3 2017 Financial Statements");

  (e)
  the Company's management's discussion and analysis for the three and nine month periods ended September 30, 2017 (the "Q3 2017 MD&A");

  (f)
  the Company's management information circular dated May 21, 2017 prepared in connection with the Company's annual and special meeting of shareholders held on June 21, 2017;

  (g)
  the Company's material change report dated January 20, 2017 in respect of the retirement of the Company's former Chief Financial Officer; and

  (h)
  the Company's material change report dated May 16, 2017 in respect of the appointment of Brian Kyle as Chief Financial Officer of the Company.

        Any document of the type referred to above, any annual information form, annual or quarterly financial statements, annual or quarterly management's discussion and analysis, management information circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document required to be incorporated by reference into a prospectus filed under National Instrument 44-101—Short Form Prospectus Distributions filed by The Stars Group with the securities commissions or similar authorities in Canada after the date of this Prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this Prospectus.

        In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report filed with or furnished to the SEC by The Stars Group on Form 6-K or on Form 40-F (or any respective successor form) after the date of this Prospectus, it shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Further, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

        Certain marketing materials (as that term is defined in applicable securities legislation in Canada) may be used in connection with a distribution of Securities under this Prospectus and any applicable Prospectus Supplement. Any template version of marketing materials (as those terms are defined in applicable securities legislation in Canada) pertaining to a distribution of Securities, and filed by the Company after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in such Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

        A Prospectus Supplement containing the specific terms of any offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of Securities thereunder.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

        Upon the Company filing a new annual information form and the related annual audited consolidated financial statements and accompanying management's discussion and analysis with and, where required, accepted by, the applicable securities commissions or similar authorities in Canada during the term of this Prospectus, the previous annual information form, the previous annual audited consolidated financial statements and accompanying management's discussion and analysis and all interim financial statements and accompanying management's discussion and analysis, and all material change reports and business acquisition reports filed by the Company prior to the commencement of the then current fiscal year, shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon the Company filing an interim financial statement and accompanying management's discussion and analysis with and, where required, accepted by, the applicable securities commissions or similar authorities in Canada during the currency of this Prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the new interim financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon the Company filing a new management information circular relating to an annual meeting of shareholders of The Stars Group with and, where required, accepted by, the applicable securities commissions or similar authorities in Canada during the term of this Prospectus, the management information circular for the preceding annual meeting of shareholders of The Stars Group shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

THE COMPANY

         The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. The Stars Group's gaming business is its primary business and source of revenue and currently consists of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, "Stars Interactive Group"), which it acquired in August 2014 (the "Stars Interactive Group Acquisition").

         Through its Stars Interactive Group division, which is based in the Isle of Man and operates globally, The Stars Group owns and operates gaming and related interactive entertainment businesses, such as online (including desktop and mobile) real- money poker, casino and sports betting (also known as sportsbook) and play-money poker and casino. The Company offers these products and services under several ultimately owned brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship,PokerStars Festival and PokerStars Megastack live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour). These brands together have more than 115 million registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group currently estimates that PokerStars holds a majority of the global market share of real-money poker player liquidity, or the volume of real-money poker players, and is among the leaders in play-money poker player liquidity. The Stars Group also continues to estimate that its combined online casino, including PokerStars Casino, is currently among the world's fastest growing and has one of the largest player bases among its competitors.

         In addition to pursuing growth opportunities in poker in existing and new markets, including through the innovation of new product features and enhancements, geographic expansion, improvements to the poker ecosystem, and marketing campaigns, The Stars Group believes there are potentially significant opportunities for growth in the online casino and sportsbook verticals. The Stars Group believes that such potential opportunities include the ability to leverage its brand and product recognition (particularly poker) to acquire new customers, including recreational customers, and capitalize on network effects and cross-selling these new verticals to its existing and new customer base. The Stars Group continues to improve its online casino and sportsbook product offerings, including through mobile applications and other enhancements, expanding its game and sports portfolios and geographic reach, and launching external marketing campaigns. In addition to online casino and sportsbook, The Stars Group currently intends to expand upon and explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering, and pursuing other interactive entertainment opportunities.

         The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third-party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, North America and elsewhere. In particular, PokerStars is the world's most licensed online gaming brand, holding licenses or related operating approvals in17 jurisdictions. The Stars Group intends to seek licensure with respect to more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes and generally following a determination that such national regulatory frameworks are compliant with European Union law. Outside of the European Union, The Stars Group anticipates there may be a potential for regulation of online gaming, including online poker, casino and/or sportsbook, which may result in potential licensing or partnerships with private operators or governmental bodies with respect to various jurisdictions. The Stars Group supports regulation of online gaming, including licensing and taxation regimes, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators, and the industry as a whole, and expects to continue to invest substantial resources into these efforts, particularly in markets that management believes may in the future have the greatest impact on the Company's business. See also "Regulatory Environment" in the 2016 Annual Information Form.

         The 2016 Annual Information Form disclosed that certain licenses and waivers in Ireland, Italy, Spain and New Jersey were set to expire prior to the date of this Prospectus. Those licenses and waivers have since been renewed as follows: (i) the Ireland license was renewed through June 30, 2019; (ii) the Italy license has been renewed until the Italian gaming regulator, the L'Amministrazione Autonoma dei Monopoli di Stato, announces its new licensing regime and the Company has had an opportunity to obtain a new license (or renew its current license) under the new regime; (iii) the Spain singular license for the offering of online poker was renewed through June 1, 2022; and (iv) the New Jersey transactional waiver was renewed through March 30, 2018.

         The Stars Group was originally incorporated under Part IA of the Companies Act (Quebec) on January 30, 2004, and following a continuance under the Business Corporations Act (Ontario) (the "OBCA") and name change from Amaya Inc. to The Stars Group Inc. effective August 1, 2017, is now an Ontario corporation governed by the OBCA. The Stars Group's head and registered office is located at 200 Bay Street, South Tower, Suite 3205,

Toronto, Ontario M5J 2J3 and its telephone number is 437-371-5742. The Stars Group's website address is www.starsgroup.com. The information contained on, or that can be accessed through, The Stars Group's website is neither part of nor incorporated by reference into this Prospectus or any Prospectus Supplement, but rather the website address is included solely as an inactive textual reference.

        For a further description of the Company and its business, see the Q3 2017 MD&A, including in the section entitled "Overview and Outlook", and the 2016 Annual Information Form, including in the sections entitled "Corporate Structure" and "Business of the Corporation".

RISK FACTORS

        Prospective investors in a particular offering of Securities should carefully consider the risks presented in this Prospectus, as well as the information and risk factors contained in the Prospectus Supplement relating to that offering and any and all other information incorporated by reference in this Prospectus. Discussions of certain risks affecting the Company are generally provided and described in, among other documents, the Company's annual and interim disclosure documents filed from time to time, which are incorporated by reference into this Prospectus and include the Company's annual information form, annual management's discussion and analysis and interim management's discussion and analysis. In particular, see "Risk Factors and Uncertainties" in the Company's latest annual information form and interim or annual management's discussion and analysis, as the case may be. If any event arising from these or any other risks occurs, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in our share and loan capital, on a consolidated basis, since the date of our Q3 2017 Financial Statements.

USE OF PROCEEDS

        Unless otherwise indicated in the applicable Prospectus Supplement, the Company intends to use the net proceeds received by it from the sale of Securities for working capital requirements or for other general corporate purposes. More detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement. The Company may, from time to time, issue Securities other than through the offering of Securities pursuant to this Prospectus. The Company will not receive any proceeds from any sale of Securities by a Selling Securityholder.

        All expenses relating to an offering of Securities and any fee or compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE RATIO

        Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities pursuant to this Prospectus.

 PLAN OF DISTRIBUTION

General

         We may offer and sell the Securities, separately or together: (a) to one or more underwriters; (b) through one or more agents; or (c) directly to one or more purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102—Shelf Distributions and subject to limitations imposed by and the terms of any regulatory approval required and obtained under applicable Canadian securities laws, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities. We may only offer and sell the Securities pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Securities being offered, the name or names of any underwriters or agents, the Selling Securityholders, if any, the purchase price of such Securities, the proceeds to us from such sale, any underwriting commissions or discounts and other items constituting underwriters' compensation. Only underwriters or agents so named in the Prospectus Supplement are deemed to be underwriters or agents in connection with the Securities offered thereby.

         Similarly, one or more Selling Securityholders of the Company may sell Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See "Selling Securityholders".

By Underwriters

         If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. We may offer the Securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The Company may agree to pay the underwriters a fee or commission or allow a discount or concession for various services relating to the offering of any Securities, which such fee, commission, discount or concession may be changed from time to time. Unless set forth in the applicable Prospectus Supplement, any such fee or commission will be paid out of our general corporate funds. We may use underwriters with whom we have a material relationship. The nature of any such relationship, including the name of the underwriter, will be described in the applicable Prospectus Supplement.

By Agents

         The Securities may also be sold through agents designated by us. Any agent involved will be named, and any fees or commissions payable by us to such agent will be set forth in the applicable Prospectus Supplement. Unless set forth in the applicable Prospectus Supplement, any such fees or commissions will be paid out of our general corporate funds. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

         The Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser. In this case, no underwriters or agents would be involved in the offering.

Other Information

         Underwriters or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian provincial and U.S. securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Such underwriters or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

         Unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Shares on any securities exchange. As a result, unless otherwise specified in the applicable Prospectus Supplement, there can be no assurance that an active trading market for the Securities other than Common Shares will develop or be sustained, there may otherwise be no market through which such Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the relevant Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

         In connection with any offering of Securities, except with respect to "at-the-market distributions", underwriters, agents or dealers may over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at a higher level than that which might otherwise exist in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

         No underwriter or dealer involved in an "at-the-market distribution", no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. In the event that the Company determines to pursue an "at-the-market distribution" in Canada, the Company will apply for the required exemptive relief from the applicable Canadian securities regulators.

SELLING SECURITYHOLDERS

         This Prospectus may also, from time to time, relate to the offering of the Securities by way of a secondary offering by certain Selling Securityholders.

         The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each Selling Securityholder; (iii) the number of Securities being distributed for the accounts of each Selling Securityholder; (iv) the number of Securities to be owned, controlled or directed by each Selling Securityholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities; (v) whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities; and (vii) if a Selling Securityholder acquired the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis.

DESCRIPTION OF COMMON SHARES

         Each Common Share entitles its holder to notice of, and to one vote on, all matters submitted to The Stars Group's shareholders for their consideration. The holders of Common Shares are entitled to receive, after payment of the full dividend on any Preferred Shares, non-cumulative annual dividends if, as and when declared by the Board of Directors of the Company (the "Board"). There are no fixed dates or time limits on payment of dividends on Common Shares. Holders of Common Shares do not have any pre-emptive rights, other rights to subscribe for additional shares, or any conversion rights. In the event of liquidation, dissolution or winding-up of the Company, the Company's net assets available for distribution to its shareholders will be distributed rateably among the holders of the Common Shares, subject to the rights, privileges, restrictions and conditions of the Company's then issued and outstanding Preferred Shares.

         Certain gaming provisions in the Company's articles of incorporation, as amended (the "Articles"), facilitate compliance with applicable gaming regulations (the "Gaming Provisions"). The Gaming Provisions protect the Company from the consequences of having a shareholder whose ownership of Common Shares or whose failure to make an application to seek licensure or suitability review from, or otherwise comply with the requirements of, a gaming regulatory authority (an "Unsuitable Person") may result in the loss, suspension or revocation (or similar action) of any license, permit, authorization, waiver or other gaming regulatory approval held by the Company, or the denial of any license, permit, authorization, waiver or other gaming regulatory approval sought by the Company. The Gaming Provisions provide the Company with a right to redeem all Common Shares held by an Unsuitable Person at a redemption price determined pursuant to a written valuation and fairness opinion from an investment banking firm of nationally recognized standing in the United States. The Gaming Provisions also require individuals who plan, either on their own or as part of a group acting in concert, to acquire or dispose of 5% or more of Common Shares to provide advance written notice to the Company prior to effecting such an acquisition or disposition. Notwithstanding the Gaming Provisions, the Company may not be able to exercise its redemption rights in full or at all. Under the OBCA, a corporation may not make any payment to redeem shares if there are reasonable grounds for believing that (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation's assets would be less than the aggregate of: (i) its liabilities, and (ii) the amount that would be required to pay the holders of shares that have a right to be paid, on a redemption or in a liquidation, rateably with or before the holders of the Common Shares being purchased or redeemed, to the extent that the amount has not been included in its liabilities. Furthermore, The Stars Group may become subject to contractual restrictions on its ability to redeem its shares by, for example, entering into a secured credit facility subject to such restrictions.

         The foregoing description of the terms of the Common Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles and general by-laws of the Company, each of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

DESCRIPTION OF PREFERRED SHARES

         As of the date of this Prospectus, 1,139,249 Class A Convertible Preferred Shares of the Company (the "Class A Preferred Shares") are issued and outstanding. To create any additional class or series of Preferred Shares, the Company must, among other things, comply with the terms of the Class A Preferred Shares and amend the Articles, and such amendment will be subject to shareholder approval. The particular class of Preferred Shares and the particular terms and provisions of any series of such class of Preferred Shares offered by any Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such series of Preferred Shares. The following is a summary of the material rights, preferences, privileges, restrictions and conditions of the Class A Preferred Shares.

         In connection with its financing of the Stars Interactive Group Acquisition, on August 1, 2014, the Company issued 1,139,356 Class A Preferred Shares having a stated value of US$1.05 billion. The Class A Preferred Shares were issued at an offering price of $1,000.00 per Class A Preferred Share. Each Class A Preferred Share is convertible at the holder's option at any time in whole or in part, initially into 41.67 Common Shares (the "Conversion Ratio"), based on an initial conversion price of $24.00 per Common Share (the "Initial Conversion Price"), subject to adjustments in accordance with the terms of the Class A Preferred Shares. The Class A Preferred Shares rank senior to the Common Shares in receiving payment of their liquidation preference (which is initially $1,000 per Class A Preferred Share, subject to adjustments to the Conversion Ratio), upon the liquidation, winding up or dissolution of the Company or in any other distribution of substantially all its assets (a "Liquidation"). The Class A Preferred Shares are not entitled to receive dividends and have no voting rights (or any related notice rights, including notice of shareholder meetings) except with respect to amendments to the terms of the Class A Preferred Shares or as otherwise required under applicable laws. The Conversion Ratio, representing the number of Common Shares that will be issued to a holder of Class A Preferred Shares for each Class A Preferred Share upon exercise of the conversion right, will be adjusted each February 1 and August 1 by multiplying the Conversion Ratio then in effect immediately prior to such adjustment by 1.03. As of the date of this Prospectus, the Company has made such adjustments on each February 1 and August 1 since the issuance of the Class A Preferred Shares. Based on the Initial Conversion Price and Conversion Ratio, each as adjusted, approximately 58,223,421 Common Shares would be issuable upon the conversion of all the Class A Preferred Shares as of January 15, 2018.

         The Stars Group may give notice to holders of Class A Preferred Shares to force conversion (in whole or in part under certain circumstances) if the following two conditions are satisfied: (i) the closing share price of the Common Shares has been in excess of 175% of the Initial Conversion Price on any 20 trading days within a 30 consecutive day period, and (ii) except in certain circumstances, the average daily volume on any 20 trading days within the 30 consecutive day period referred to above was at least 1.75 million Common Shares. Any mandatory conversion will also be subject to specified regulatory and consent conditions.

        The Class A Preferred Shares also contain anti-dilution Conversion Ratio adjustments for certain dividends or distributions (cash, shares or otherwise), share splits, share combinations, below-market equity issuances, or rights, options or warrant issuances, tender offer or exchange offer payments, and reorganization events. In addition, upon a "fundamental change", additional Common Shares may be issuable to holders of Class A Preferred Shares as a premium. "Fundamental change" events include:

  •
  a person or group (other than The Stars Group, its subsidiaries, GSO Capital Partners LP and certain funds or accounts managed or advised by it or its affiliates (collectively, "GSO"), BlackRock Financial Management, Inc. and certain funds or accounts managed or advised by it or its affiliates (collectively, "BlackRock"), or any owner of 10% or more of the Common Shares as of August 1, 2014) becoming the beneficial owner of more than 50% of voting power for the election of The Stars Group's directors;

  •
  the consummation of a (i) recapitalization in which Common Shares are converted into or exchanged for other securities or assets; (ii) share exchange or merger in which Common Shares convert into cash, securities or other property; or (iii) sale, lease or other transfer of all or substantially all of The Stars Group's assets to a third party (other than an The Stars Group subsidiary);

  •
  Common Shares being delisted from any of the TSX, New York Stock Exchange, NASDAQ or London Stock Exchange, if then listed on any such exchange; or

  •
  The Stars Group's shareholders approving a Liquidation.

        Under the terms of the Class A Preferred Shares, for so long as each of GSO and BlackRock holds 50% or more of the Class A Preferred Shares issued to it on August 1, 2014, The Stars Group undertakes:

  •
  not to incur indebtedness unless (i) the ratio of Consolidated Net Debt to LTM EBITDA (as each term is defined in the Articles) would be 6.7 to 1 or less on a pro forma basis, or (ii) such indebtedness is Permitted Debt (as defined in the Articles);

  •
  not to issue equity securities ranking equal or superior to the Class A Preferred Shares;

  •
  not to make acquisitions that (i) individually exceed US$250.0 million, or (ii) since August 1, 2014, total US$500.0 million or more (subject to specified ordinary course of business and consent exceptions);

  •
  (i) not to require a mandatory conversion of Class A Preferred Shares if such mandatory conversion would require a regulatory filing or waiver for any holder of Class A Preferred Shares in excess of that required for an institutional investor waiver in the State of New Jersey, and (ii) to notify GSO and BlackRock in writing at least 60 days prior to any action that will require a regulatory filing or waiver for any holder of Class A Preferred Shares in excess of that required for an institutional investor waiver in New Jersey;

  •
  to cooperate with holders of Class A Preferred Shares in connection with anti-trust or competition filings relating to their investment in The Stars Group and/or conversion of Class A Preferred Shares;

  •
  to maintain the listing of the Common Shares on the NASDAQ; and

  •
  to comply with The Stars Group's continuous disclosure requirements and provisions of the registration rights agreement to which it is a party.

        If The Stars Group fails to comply with these undertakings, the Conversion Ratio may be increased between a range of 2% and 6% per annum, depending on which undertaking is breached, for each year in which the breach occurs.

        The foregoing description of the terms of the Class A Preferred Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

DESCRIPTION OF DEBT SECURITIES

        Solely for the purposes of this section and the description of the Debt Securities, and unless otherwise stated herein or in an applicable Prospectus Supplement, the term "Company" refers only to The Stars Group Inc. and not to any of its subsidiaries. The following description sets forth certain general terms and provisions of Debt Securities that may be issued hereunder, is not intended to be complete and may not describe all the provisions of the Indenture (as defined herein) or any of the Debt Securities that may be important to you. The Debt Securities may be offered separately or together with other Securities, as the case may be. The specific terms of Debt Securities, including the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. Accordingly, for a description of the terms of a particular issue of Debt Securities, you should carefully read both this Prospectus and the applicable Prospectus Supplement.

        The Debt Securities will be issued in one or more series under an indenture (as amended, restated, supplemented or replaced from time to time, the "Indenture") to be entered into among the Company, Computershare Trust Company, N.A., as U.S. trustee (the "U.S. Trustee"), and Computershare Trust Company of Canada, as Canadian trustee (the "Canadian Trustee" and, together with the U.S. Trustee, the "Trustees"). To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the "Indenture Act"). A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part and will be filed with the securities commissions or similar authorities in each of the provinces and territories of Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the respective meanings ascribed to them in the Indenture. For additional information, you should carefully read the Indenture.

        The Company may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus or any Prospectus Supplement.

General

        The Indenture does not limit the aggregate principal amount of Debt Securities that the Company may issue under the Indenture nor does it limit the amount of other indebtedness that the Company may incur. The Indenture provides that the Company may issue Debt Securities from time to time in one or more series which may be denominated and payable in U.S. dollars, Canadian dollars or any other currency.

        The particular terms relating to Debt Securities offered by a Prospectus Supplement (the "Offered Debt Securities") will be described in the related Prospectus Supplement. The terms of the Debt Securities will include those set forth in the Indenture, any related documents and those made a part of the Indenture in accordance with the Indenture Act. Such terms may include, without limitation, any of the following:

  •
  the title and any limit on the aggregate principal amount of the Offered Debt Securities;

  •
  whether the Offered Debt Securities will be secured or unsecured;

  •
  whether the Offered Debt Securities are convertible into or exchangeable for other securities and, if so, the terms and conditions upon which such securities will be convertible or exchangeable;

  •
  whether the Offered Debt Securities are senior or subordinated Debt Securities and, if subordinated, the terms of such subordination;

  •
  the percentage or percentages of principal amount at which such Offered Debt Securities will be issued;

  •
  the interest rate(s) or the method for determining the interest rate(s);

  •
  the dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

  •
  the dates on which the Offered Debt Securities may be issued, the maturity date and other dates of payment of principal;

  •
  redemption or early repayment provisions;

  •
  authorized denominations if other than denominations of US$2,000 and multiples of US$1,000 in excess thereof;

  •
  the form of the Offered Debt Securities;

  •
  amount of discount or premium, if any, with which such Offered Debt Securities will be issued;

  •
  whether such Offered Debt Securities will be issued in whole or in part in the form of one or more global securities;

  •
  the identity of the depository for global securities;

  •
  whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

  •
  the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

  •
  any covenants, including maintenance of certain financial ratios, applicable to the particular Offered Debt Securities being issued;

  •
  the terms of any guarantee applicable to the particular Offered Debt Securities being issued;

  •
  any defaults and events of default applicable to the particular Offered Debt Securities being issued;

  •
  any restriction or condition on the transferability of the Offered Debt Securities;

  •
  the currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such Offered Debt Securities will be payable;

  •
  the time period within which, the manner in which and the terms and conditions upon which the purchaser of the Offered Debt Securities can select the payment currency;

  •
  the securities exchange(s) or automated quotation system(s) on which the Offered Debt Securities will be listed or admitted to trading, as applicable, if any;

  •
  whether any underwriter(s) will act as market maker(s) for the Offered Debt Securities;

  •
  the extent to which a secondary market for the Offered Debt Securities is expected to develop;

  •
  the Company's obligation or right to redeem, purchase or repay Offered Debt Securities under a sinking fund, amortization or analogous provision;

  •
  provisions relating to the modification of the indenture both with and without the consent of holders of Offered Debt Securities issued under the Indenture;

  •
  place or places where the Company may pay principal, premium, if any, and interest and where holders may present the Offered Debt Securities for registration of transfer, exchange or conversion;

  •
  place or places where notices and demands relating to the Offered Debt Securities and the Indentures may be made;

  •
  if other than the principal amount of the Offered Debt Securities, the portion of the principal amount of the Offered Debt Securities that is payable upon declaration of acceleration of maturity;

  •
  any index or formula used to determine the amount of payments of principal of, premium, if any, or interest on the Offered Debt Securities and the method of determining these amounts;

  •
  any provisions relating to compensation and reimbursement of the Trustees;

  •
  provisions, if any, granting special rights to holders of the Offered Debt Securities upon the occurrence of specified events; and

  •
  additional terms not inconsistent with the provisions of the Indenture.

        The Company may offer and sell Debt Securities, including original issue discount securities, at par or at a discount below their stated principal amount. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits the Company, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities the Company has previously issued under the Indenture and to issue such increased principal amount. Any such additional Debt Securities, together with all other outstanding Debt Securities of that series, will constitute a single series of securities under the Indenture. Such additional Debt Securities will have the same terms as to ranking, redemption, waivers, amendments or otherwise as the applicable series of Debt Securities, and will vote together as one class on all matters with respect to such series of Debt Securities.

        The Company may offer and sell Debt Securities, including original issue discount securities, at par or at a discount, in some cases substantial, below their stated principal amount. The Company will describe in the applicable Prospectus Supplement any material Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes. Any taxes withheld or deducted from payments in respect of Debt Securities and paid to the relevant tax authority shall be deemed to have been paid to the applicable holder.

Denominations, Payment, Interest, Registration and Transfer

        Unless the applicable Prospectus Supplement states otherwise, any Debt Securities of any series that the Company issues in registered form will be issued in denominations of US$2,000 and multiples of US$1,000. The Company expects most Debt Securities to be issued in fully registered form without coupons.

        Unless the applicable Prospectus Supplement states otherwise, the principal of, and any premium or interest on, any series of Debt Securities will be payable in the currency designated in the Prospectus Supplement at the corporate trust office of the U.S. Trustee. At the Company's option, however, payment of interest may be made by check delivered to the address of the person entitled to the interest payment as it appears in the security register for the series or, in accordance with arrangements satisfactory to the U.S. Trustee, by wire transfer of funds to an account designated by that person. The Company may at any time designate additional paying agents or rescind designation of any paying agents or approve a change in the office through which any paying agent acts, except that the Company will be required to maintain a paying agent in each place of payment for any series. All monies that the Company pays to a paying agent for the payment of any principal of, or any premium, make-whole amount, interest or additional amounts on, any Debt Security which remains unclaimed at the end of two years after that payment became due and payable will be repaid to the Company. After that time, the holder of the Debt Security will be able to look only to the Company for payment.

        Any interest that the Company does not punctually pay on any interest payment date with respect to a Debt Security will cease to be payable to the holder on the applicable regular record date and may either:

  •
  be paid to the holder at the close of business on a special record date for the payment of defaulted interest, to be determined by the U.S. Trustee; or

  •
  be paid at any time in any other lawful manner, as more fully described in the Indenture.

        Subject to certain limitations imposed upon Debt Securities issued in book-entry form, Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of the same total principal amount and authorized denomination or denominations upon the surrender of the Debt Securities at the corporate trust office of the U.S. Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion, transfer or exchange at the corporate trust office of the U.S. Trustee. Every Debt Security surrendered for conversion, transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Company, the U.S. Trustee and the registrar. There will be no service charge for any transfer or exchange of any Debt Securities, but the Company may require holders to pay any tax, assessment or other governmental charge payable in connection with the transfer or exchange.

        Neither the Company nor either of the Trustees will be required to do any of the following:

  •
  issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 calendar days before the day of the transmission of a notice of redemption of Debt Securities of such series selected for redemption and ending at the close of business on the day of such transmission; or

  •
  register, transfer or exchange any Debt Security called for redemption in whole or in part, except the unredeemed portion of any Debt Security being only partially redeemed.

Global Securities

        Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (each, a "Global Security" and collectively, the "Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the applicable Prospectus Supplement. Global Securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual Debt Securities, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. The specific terms of the depository arrangement with respect to any Debt Securities of a series and the rights of and limitations upon owners of beneficial interests in a Global Security will be described in the applicable Prospectus Supplement.

Events of Default

        Unless otherwise indicated in the applicable Prospectus Supplement, the term "Event of Default" with respect to Debt Securities of any series means any of the following:

  (a)
  default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

  (b)
  default in the payment of the principal of (or any premium on) any Debt Security of that series at its maturity, upon redemption or otherwise;

  (c)
  default in the payment of any sinking fund installment, if any, when the same becomes due by the terms of the Debt Securities of that series, and continuance of such default for a period of 30 days;

  (d)
  default in the performance, or breach, of any other covenant or agreement of the Company in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice thereof to the Company;

  (e)
  certain events of bankruptcy, insolvency or reorganization; or

  (f)
  any other event of default provided with respect to the Debt Securities of that series.

         If an Event of Default (other than an Event of Default in the case of certain events of bankruptcy) occurs and is continuing with respect to Debt Securities of any series, then the Trustees or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may require the principal amount (or, if the Debt Securities of that series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series or all series affected (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series, or of all series affected (or of all series, as the case may be), by written notice to the Company and the Trustees, may, under certain circumstances, rescind and annul such acceleration. If an Event of Default in the case of certain events of bankruptcy, insolvency or reorganization exists, the principal amount of all Debt Securities outstanding under the Indenture shall automatically, and without any declaration or other action on the part of the Trustees or any holder of such outstanding debt, become immediately due and payable. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities or indexed securities upon the occurrence of any Event of Default and the continuation thereof.

         Subject to the provisions of the Indenture relating to the duties of the Trustees, if an Event of Default then exists, the Trustees will be under no obligation to exercise any of its rights or powers under the Indenture (other than the payment of any amounts on the Debt Securities furnished to it pursuant to the Indenture) at the request or direction of any of the holders, unless the holders have offered to the Trustees security and/or indemnity satisfactory to the Trustees. Subject to the provisions for the security and/or indemnification of the Trustees, the holders of a majority in aggregate principal amount of a series of outstanding Debt Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustees, or exercising any trust or power conferred on the Trustees in connection with the Debt Securities of that series.

         No holder of a Debt Security of any series will have any right to institute any proceedings, judicial or otherwise, unless:

  •
  such holder has previously given to the Trustees written notice of a continuing Event of Default with respect to the Debt Securities of that series;

  •
  the holders of at least 25% in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered security or indemnity satisfactory to the Trustees to institute such proceedings as trustee; and

  •
  the Trustees have failed to institute such proceeding, and have not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such request.

         However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of, premium, if any, and interest on such Debt Security on or after the applicable due date of such payment.

         The Company will be required to furnish to the U.S. Trustee annually an officers' certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Merger, Consolidation and Sale of Assets

         For so long as any Debt Securities remain outstanding, and unless otherwise set forth in the Indenture, the Company will not consolidate with or merge into any other entity, or sell or lease, all or substantially all of its assets to another entity, and no entity may consolidate with or merge into the Company, unless:

  •
  the Company will be the continuing entity in any merger or consolidation or the successor, transferee or lessee entity (if other than the Company) is a corporation organized and validly existing under the laws of any U.S. or Canadian jurisdiction and expressly assumes the Company's obligations relating to the Debt Securities;

  •
  immediately after such consolidation, merger, sale or lease, there exists no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default; and

  •
  other conditions described in the Indenture are met.

Defeasance and Covenant Defeasance

        The Indenture provides that the Company may discharge all its obligations with respect to any series of the Debt Securities at any time, and that it may also be released from its obligations under certain covenants and from certain other obligations, including obligations imposed by a company order or supplemental indenture with respect to that series, if any, and elect not to comply with those sections and obligations without creating an Event of Default. Discharge under the first procedure is called "defeasance" and under the second procedure is called "covenant defeasance."

        Defeasance or covenant defeasance may be effected only if:

  •
  the Company irrevocably deposits with the U.S. Trustee money or government obligations or a combination thereof, as trust funds in an amount sufficient to pay and discharge each installment of principal of, premium, if any, and interest on, all outstanding Debt Securities of that series;

  •
  no Event of Default under the Indenture has occurred and is continuing on the date of such deposit, other than an Event of Default resulting from the borrowing of funds and the grant of any related liens to be applied to such deposit;

  •
  the Company delivers to the U.S. Trustee an opinion of counsel to the effect that (i) the holders of the Debt Securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge or as a result of the deposit and covenant defeasance and (ii) the deposit, defeasance and discharge or the deposit and covenant defeasance will not otherwise alter those holders' U.S. federal income tax treatment of principal and interest payments on the Debt Securities of that series and, in the case of a defeasance, this opinion is accompanied by a ruling to that effect received from or published by the Internal Revenue Service; and

  •
  the Company delivers to the Trustees a certificate of an officer of the Company and an opinion of counsel to the effect that all conditions precedent in the Indenture relating to the discharge of the Company's obligations with respect to all outstanding Debt Securities of that series have been complied with.

Modifications and Waivers

        The Company and the Trustees may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment; provided, however, that unless otherwise stated in the applicable Prospectus Supplement, the Company will be required to receive consent from the holder of each outstanding Debt Security of such affected series to:

  •
  extend the stated maturity of the principal of, or any installment of interest on, any such outstanding Debt Security;

  •
  reduce the principal amount of, the interest on or any premium payable upon the redemption of any such outstanding Debt Security;

  •
  change the currency in which the principal amount of and premium, if any, or interest on any such outstanding Debt Security is denominated or payable;

  •
  reduce the principal amount of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof;

  •
  impair the right of a holder to institute suit for the enforcement of any payment on any outstanding Debt Security after the stated maturity or redemption date;

  •
  materially adversely affect the economic terms of any right to convert or exchange any such outstanding Debt Security;

  •
  reduce the percentage of the holders of outstanding Debt Securities necessary to modify or amend the Indenture or to waive compliance with certain provisions of the Indenture or certain defaults and consequences of such defaults; or

  •
  modify any of these provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of all the holders of the Debt Securities affected.

        The holders of a majority in principal amount of Debt Securities of any series or of the affected series may, on behalf of all holders of such series, generally waive the Company's compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may, on behalf of all holders, generally waive any past default under the Indenture, except with respect to a default in the payment of the principal of or premium or interest on any Debt Security of that series or in respect of any covenant or provision that cannot be modified, amended or waived without the consent of each holder, including those set forth in the list above.

        The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, to, among other things, cure any ambiguity or inconsistency, or to make any change, in any case, that does not adversely affect the interests of any holder of such Debt Securities.

Consent to Jurisdiction and Service

        Under the Indenture, the Company will irrevocably appoint CT Corporation upon which process may be served in any suit, action or proceeding arising out of or relating to the Offered Debt Securities or the Indenture that may be instituted in any U.S. federal or New York state court located in the City of New York, and will submit to such nonexclusive jurisdiction.

Governing Law

        The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

        Because many of the assets of the Company, as well as many of the assets of some of the Company's officers and directors, are outside the United States, any judgment obtained in the United States against the Company or certain of its officers or directors, including judgments with respect to the payment of principal on any Debt Securities, may not be collectible within the United States.

The Trustees

        The U.S. Trustee and Canadian Trustee under the Indenture or each of their affiliates may provide banking and other services to the Company in the ordinary course of their business. The Trustees and each of their affiliates will be permitted to engage in other transactions with the Company. If the Trustees or any affiliates acquire any conflicting interest and a default occurs with respect to the Debt Securities, the Trustees, as applicable, must eliminate the conflict or resign. The Trustees will have all the duties and responsibilities of an indenture trustee specified in the Indenture Act. The Trustees are not required to expend or risk their own funds or incur any financial liability in the performance of any of their duties under the Indenture, and will be under no obligation to exercise any of their rights and powers under the Indenture at the request of any holder, unless such holder has offered to the Trustees security and/or indemnity satisfactory to the Trustees against any loss, liability or expense.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        Subscription Receipts may be offered separately or together with Common Shares and/or other Securities. The Subscription Receipts will be issued under one or more subscription receipt agreements that will be entered into by The Stars Group and an escrow agent at the time of issuance of the subscription receipts.

        Subscription Receipts will entitle the holder thereof to receive Common Shares and/or other Securities, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by The Stars Group or one or more of its subsidiaries. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive Common Shares and/or other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon.

        Holders of Subscription Receipts are not shareholders of The Stars Group. The particular terms and provisions of Subscription Receipts offered by this Prospectus and any applicable Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description may include, without limitation and as applicable: (i) the number of Subscription Receipts offered; (ii) the price at which the Subscription Receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares and/or other Securities; (iv) the number of Common Shares and/or other Securities that may be obtained upon exercise of each Subscription Receipt; (v) the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each such security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the Subscription Receipts plus any interest and income earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the Subscription Receipts; and (viii) any other material terms and conditions of the Subscription Receipts including, without limitation, transferability and adjustment terms and whether the Subscription Receipts will be listed on a securities exchange.

DESCRIPTION OF WARRANTS

        Warrants will typically be offered with Common Shares, with such securities often referred to collectively as a "Unit", but may be offered with Subscription Receipts, other Securities or separately. The Warrants either will be issued under a warrant indenture or agreement that will be entered into by The Stars Group and a trustee at the time of issuance of the Warrants or will be represented by warrant certificates issued by The Stars Group.

        Warrants will entitle the holder thereof to receive Common Shares and/or other Securities upon the exercise thereof and payment of the applicable exercise price. A Warrant will be exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.

        Holders of Warrants are not shareholders of The Stars Group. The particular terms and provisions of Warrants offered by this Prospectus and any applicable Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Warrants. This description may include, without limitation and as applicable: (i) the title or designation of the Warrants; (ii) the number of Warrants offered; (iii) the number of Common Shares and/or other Securities purchasable upon exercise of the Warrants and the procedures for exercise; (iv) the exercise price of the Warrants; (v) the dates or periods during which the Warrants are exercisable and when they expire; (vi) the designation and terms of any other Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each such Security; (vii) the material income tax consequences of owning, holding and disposing of the Warrants; and (viii) any other material terms and conditions of the Warrants including, without limitation, transferability and adjustment terms and whether the Warrants will be listed on a securities exchange.

DESCRIPTION OF UNITS

        Units are securities consisting of one or more of the other Securities described in this Prospectus offered together as a "Unit". A Unit is typically issued such that the holder thereof is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The unit agreement under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or before a specified date.

        The particular terms and provisions of Units offered by this Prospectus and any applicable Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Units. This description may include, without limitation and as applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the Units.

REGISTRATION AND TRANSFER

General

        Other than in the case of "book-entry only" Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

        In the case of book-entry only Securities, the Securities may be represented by one or more global certificates or be represented by uncertificated securities and may be held by a designated depository or its nominee for its participants. The Securities must be purchased or transferred through such participants in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. The ability of a holder to pledge a Security or otherwise take action with respect to such holder's interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Except in limited circumstances, holders of book-entry only Securities will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, and no holder will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such holder. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. Reference in this Prospectus to a holder of Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.

        If the Company determines, or the depository notifies the Company in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and the Company is unable to locate a qualified successor, or if the Company at its option elects, or is required by law, to terminate the book-entry system, then the Securities may be issued in fully registered form to holders or their nominees.

Payments and Notices

        As applicable, any payment of principal, redemption, dividend and interest on a Security will be made by the Company to the depository or its nominee, as the case may be, as the registered holder of the Security and the Company understands that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

        As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Company in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption, dividend and interest due on the Securities to the depository or its nominee.

        Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Company understands that under existing industry practices, if the Company requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by the Company and the depository. Any holder that is not a participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its participant to give such notice or take such action.

        The Company, the underwriters, dealers or agents identified in a Prospectus Supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interests in the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests; or (iii) any advice or representation made by or with respect to the depository and contained in the Prospectus Supplement relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.

ENFORCEABILITY OF CIVIL LIABILITIES

        The Stars Group is a company incorporated under and governed by the OBCA. A majority of the directors and officers of The Stars Group, and some of the experts named in this Prospectus, are either residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of The Stars Group's assets, are located outside the United States. As a result, although The Stars Group has appointed an agent for service of process in the United States, it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws.

        The Stars Group has been advised by its Canadian counsel, Osler, Hoskin & Harcourt LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Stars Group has also been advised by Osler, Hoskin & Harcourt LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        The Stars Group filed a registration statement on Form F-10 with the SEC to register the Securities in the United States. Concurrently with the filing of its registration statement on Form F-10, The Stars Group filed with the SEC a Form F-X appointing an agent for service of process in the United States. Under the Form F-X, The Stars Group appointed Stars Group Services USA Corporation as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving The Stars Group in a U.S. court arising out of or related to or concerning the offering of the Securities under this Prospectus or any Prospectus Supplement.

MATERIAL INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement may describe material Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the Securities offered thereunder. The applicable Prospectus Supplement may also describe material U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a U.S. person (within the meaning of the United States Internal Revenue Code of 1986, as amended).

 STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

        Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase Securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the Securities distributed if offered on a non-fixed price basis. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus, the accompanying Prospectus Supplement relating to Securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

        Original purchasers of convertible, exchangeable or exercisable Securities will have a contractual right of rescission against The Stars Group in respect of the conversion, exchange or exercise of such Securities, as the case may be. This contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying Securities gained thereby, in the event that this Prospectus (as supplemented or amended) or any Prospectus Supplement contains a misrepresentation, provided that: (i) the conversion, exchange or exercise occurs within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus and any Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

        In an offering of convertible, exchangeable or exercisable Securities, purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus or any Prospectus Supplement is limited in the securities legislation of certain provinces and territories of Canada to the price at which the convertible, exchangeable or exercisable securities are offered to the public under this Prospectus and any Prospectus Supplement. This means that, under the securities legislation of certain provinces and territories of Canada, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

        Rights and remedies may also be available to purchasers under U.S. laws. Purchasers may wish to consult with their own advisors and lawyers for particulars of these foregoing rights.

AGENT FOR SERVICE OF PROCESS IN CANADA

        The Board currently includes, and in the future is expected to include, persons who are not resident in Canada. As of the date of this Prospectus, the directors of the Company who are not resident in Canada are Harlan Goodson, Alfred F. Hurley, Jr. and Peter E. Murphy.In addition, Rafael Ashkenazi, the Company's Chief Executive Officer, resides outside of Canada. Each of these persons has appointed the Company as agent for service of process at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario M5J 2J3. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

 LEGAL MATTERS

        Unless otherwise indicated in the Prospectus Supplement relating to an offering of Securities, the particular offering of Securities will be subject to approval of certain legal matters on behalf of the Company by Osler, Hoskin & Harcourt LLP, with respect to Canadian legal matters and certain U.S. legal matters, and Greenberg Traurig P.A., with respect to certain U.S. legal matters. As of the date of this Prospectus, the partners and associates of Osler, Hoskin & Harcourt LLP, as a group, beneficially owned, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company, and the shareholders and associates of Greenberg Traurig P.A., as a group, beneficially owned, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and U.S. law.

AUDITORS

        The audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, incorporated in this Prospectus by reference, have been audited by Deloitte LLP, 2 New Street Square, London EC4A 3BZ ("Deloitte").

INTERESTS OF EXPERTS

        Deloitte was the independent external auditor of the Company for the years ended December 31, 2016 and 2015. Deloitte reports that for the years ended December 31, 2016 and 2015 and throughout the period covered by the financial statements of the Company on which they reported, they were independent with respect to the Company within the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus is a part insofar as required by such Form F-10: (i) the documents referred to under "Documents Incorporated by Reference" in this Prospectus; (ii) the consents of auditors and counsel; (iii) the power of attorney of the Company's directors and certain officers; (iv) the form of Indenture; and (v) the Form T-1 Statement of Eligibility.